Form 20-F
period 2020-12-31
Freeline Therapeutics Holdings plc
filed 2021-03-31
CIK 1810031

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-39431

Freeline Therapeutics Holdings plc

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation)

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2FX

United Kingdom

(Address of principal executive offices)

Stephen P. Diamond, Jr.

Senior Vice President and General Counsel

Freeline Therapeutics Holdings plc

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire 2G1 2FX

United Kingdom

+1 646 479 0557

Email: general.counsel@freeline.life

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depository Shares, each representing one ordinary share, nominal value £0.00001 per share	FRLN	The Nasdaq Global Select Market
Ordinary shares, nominal value £0.00001 per share*		The Nasdaq Global Select Market*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value £0.00001 per share: 35,854,945 as of December 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically  every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

GENERAL INFORMATION

All references in this Annual Report on Form 20-F, or Annual Report, to “Freeline,” the “company,” “we,” “us” and “our” refer to Freeline Therapeutics Holding plc and its consolidated subsidiaries, except where the context otherwise requires.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. The forward-looking statements are contained principally in Part I, Item 4.B “Business Overview,” Part I, Item 3.D. “Risk Factors,” and Part I, Item 5. “Operating and Financial Review and Prospects,” but are also contained elsewhere in this Annual Report. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe we have a reasonable basis for each forward-looking statement contained this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

•

the development of our product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

•	our ability to advance our product candidates into, and successfully complete, clinical trials;
•

our ability to obtain and maintain regulatory approval of our product candidates in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;

•	our ability to license additional intellectual property relating to our product candidates from third parties and to comply with our existing license agreement;
•	our plans to research, develop, manufacture and commercialize our product candidates;
•	the timing of our regulatory filings for our product candidates, along with regulatory developments in the United States, European Union and other foreign countries;
•

the size and growth potential of the markets for our product candidates, if approved, and the rate and degree of market acceptance of our product candidates, including pricing and reimbursement that may be agreed with payors;

•	our ability to raise additional capital;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•	our expectations regarding our ability to obtain and maintain intellectual property protection;
•	our ability to attract and retain qualified employees and key personnel;
•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•	the scalability and commercial viability of our manufacturing methods and processes;
•	the success of competing therapies that are or may become available;
•	whether we are classified as a PFIC for current and future periods; and
•	our estimates regarding future expenses, revenues and needs for additional financing and the accuracy thereof.

You should refer to Item 3.D. “Key Information—Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Annual Report.

PART ONE

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
3.A.	Selected financial data.

We have historically conducted our business through Freeline Therapeutics Limited and its subsidiaries, and therefore our historical consolidated financial statements present the consolidated results of operations of Freeline Therapeutics Limited. Following the completion of our initial public offering, or IPO, of American Depositary Shares, or ADSs, in August 2020, our consolidated financial statements present the consolidated results of operations of Freeline Therapeutics Holding plc. The selected consolidated financial information as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been derived from, and should be read in conjunction with, the audited consolidated financial statements of Freeline Therapeutics Holding plc and notes thereto appearing elsewhere in this Annual Report. The selected consolidated balance sheet data as of December 31, 2018 is derived from our audited consolidated financial statements not included in this Annual Report.

The information presented below is qualified by the more detailed consolidated financial statements set forth in this Annual Report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under Item 5. “Operating and Financial Review and Prospects" included elsewhere in this Annual Report. Our historical results are not necessarily indicative of our future results. We prepare our consolidated financial statements in accordance with U.S. GAAP.

We maintain the financial statements of each entity within the group in its local currency, which is also the entity’s functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other expense, net in the consolidated statement of comprehensive loss. For financial reporting purposes our financial statements have been presented in U.S. dollars, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity.

As of December 31, 2020, the last business day of the year ended December 31, 2020, the representative exchange rate was £1.00 = $1.36188.

Consolidated Statement of Operations Data

(in thousands of U.S. dollars, except per share data)

	For the Year Ended December 31,
	2020	2019	2018
OPERATING EXPENSES:
Research and development(1)	$76,149	$47,043	$34,191
General and administrative(1)	26,300	16,601	6,790
Total operating expenses	102,449	63,644	40,981
LOSS FROM OPERATIONS:	(102,449)	(63,644)	(40,981)
OTHER INCOME, NET:
Other expense, net	(9,288)	(793)	(390)
Interest income, net	275	74	(151)
Benefit from R&D tax credit	15,269	10,595	8,266
Total other income, net	6,256	9,876	7,725
Loss before income taxes	(96,193)	(53,768)	(33,256)
Income tax expense	(129)	(141)	(27)
NET LOSS	$(96,322)	$(53,909)	$(33,283)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(6.81)	$(8.49)	$(7.20)
Weighted average ordinary shares outstanding - basic and diluted	14,152,843	6,347,818	4,621,495

________________

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2020	2019	2018
Research and development	$2,510	$373	$45
General and administrative	3,694	1,086	69
Total share-based compensation	6,204	1,459	114

Consolidated Balance Sheet Data

(in thousands of U.S. dollars)

	December 31,	December 31,	December 31,
	2020	2019	2018
Cash and cash equivalents	$229,974	$73,702	$16,051
Working capital(1)	239,364	76,612	16,926
Net Assets	249,800	84,956	22,971
Total assets	268,612	97,390	32,134
Additional paid-in capital	456,293	207,622	91,574
Total shareholders’ equity	249,800	84,956	22,971

________________

(1)	Working capital is defined as total current assets minus total current liabilities.

3.B.	Capitalization and indebtedness.

Not applicable.

3.C.	Reasons for the offer and use of proceeds.

Not applicable.

3.D.	Risk factors.

Our business faces significant risks. This section of the Annual Report highlights some of the risks that may affect our future operating results. You should carefully consider the risks described below, as well as in our consolidated financial statements and the related notes included elsewhere in this Annual Report and in our other SEC filings. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and/or growth prospects. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this Annual Report and our other SEC filings. See “Cautionary Statement Regarding Forward-Looking Statements” above.

Risk Factor Summary

The following summarizes some, but not all, of the risks facing our business. Please carefully consider all of the information discussed in Item 3. “Key Information—Risk Factors” in this Annual Report for a more thorough description of these and other risks.

Risks Related to Our Financial Position and Need For Additional Capital

•

We are a clinical stage gene therapy company and have incurred significant net losses since inception and have never generated revenue from product sales. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

•	We will need substantial additional funding to complete the development and commence commercialization of our product candidates, which may not be available on acceptable terms, if at all.
•	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates

•

Our gene therapy product candidates are based on a novel technology, which makes it difficult to predict the timing and costs of development and of subsequently obtaining regulatory approval. Very few adeno-associated virus-based, or AAV-based, in vivo gene therapy products have been approved by the FDA or the EMA to date.

•

All of our product candidates are in preclinical or clinical development. Clinical trials are difficult to design and implement, therefore we may encounter substantial delays in completing, or ultimately be unable to complete, the development of our current and future product candidates.

•

Increased regulatory scrutiny of chemistry, manufacturing and controls, or CMC, for gene therapies could result in delays in our development or commercialization programs or otherwise adversely affect our business.

•

The outbreak of COVID-19 or pandemic, epidemic or outbreak of an infectious disease in the U.S., U.K. or EU, or other locations may result in disruptions to our clinical trials, manufacturing and other business operations, which could have a material adverse effect on our business.

•

If the clinical trials of any of our product candidates fail to demonstrate safety and efficacy to the satisfaction of the regulatory authorities, or do not otherwise produce favorable results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

•

Our product candidates and the process for administering our product candidates may cause serious adverse or unacceptable side effects that could delay or prevent their regulatory approval or limit their commercial potential.

Risks Related to Our Reliance on Third Parties

•

We rely, and expect to continue to rely, on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

•	We may not be able to successfully create our own manufacturing infrastructure for supply of our product candidates for use in clinical trials and for commercial sale.
•

We are dependent on a limited number of suppliers and, in some instances, a sole supplier, for some of our components and materials used in our product candidates. If these suppliers do not or are unable to supply us with necessary components within the needed timeframe, then we may experience delays in the development of our product candidates.

Risks Related to Commercialization of Our Product Candidates

•

We currently have no marketing and sales force and if we are unable to establish effective sales and marketing capabilities to market and sell FLT180a or any of our product candidates, we may not be successful in commercializing our product candidates and we may be unable to generate any product revenue.

•

We face significant competition in an environment of rapid technological change and the possibility that our competitors may achieve regulatory approval or develop therapies before us, which may adversely affect our financial condition and our ability to successfully market our product candidates.

•

The market opportunities for our product candidates may be smaller than we anticipate and the commercial success of our product candidates will depend upon their degree of market acceptance by the medical community.

•	If we are unable to successfully obtain regulatory approval for companion diagnostic tests for our drug candidates, we may not realize the full commercial potential of these drug candidates.
•

Failure to obtain or maintain adequate coverage and reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate product revenue.

•	We face uncertainty related to pricing and reimbursement for our target orphan indications.
•	Our gene therapy approach utilizes vectors derived from viruses, which may be perceived as unsafe or may result in unforeseen adverse events.

Risks Related to Our Intellectual Property

•	It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.
•

We heavily depend on intellectual property licensed from third parties, and our licensors may not always act in our best interest. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated, or if disputes regarding these licenses arise, we could lose significant rights that are important to our business.

•	We do not currently own or license any issued U.S. composition of matter patents covering the transgene component for any of our product candidates.
•

Certain of our in-licensed patents are, and may be, subject to a reservation of rights by one or more third parties that may limit our ability to exclude third parties from commercializing products similar to ours.

•	If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
•	Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

Risks Related to Government Regulation

•

Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize our product candidates and the approval may be for a narrower indication than we seek.

•

Delays in obtaining regulatory approval of our manufacturing process and facility or disruptions in our manufacturing process may delay or disrupt our product development and commercialization efforts.

General Risk Factors

•

We are an emerging growth company within the meaning of the Securities Act and will take advantage of certain reduced reporting requirements. As a result, the information that we provide our security holders may be different from the information you might get from other public companies in which you hold equity interests.

Risks Related to Our Financial Position and Need For Additional Capital

We are a clinical stage gene therapy company and have incurred significant net losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

We are a clinical stage gene therapy company with a limited operating history. Since our inception in 2015, we have incurred significant net losses. Our net losses were $96.3 million, $53.9 million, and $33.3 million for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, we had an accumulated deficit of $216.0 million. Prior to our IPO in August 2020, we had financed our operations primarily through private placements of preferred shares, a substantial portion of which have been issued to Syncona Limited, or Syncona, a leading healthcare investment company focused on founding, building and funding global leaders in life sciences. On August 11, 2020, the company closed its IPO of ADSs. In the IPO, the company sold an aggregate of 8,823,529 ADSs representing the same number of ordinary shares, at an IPO price of $18.00 per ADS for total net proceeds of approximately $147.7 million. On August 20, 2020, the underwriters of the IPO exercised a portion of their overallotment option by purchasing an additional 1,128,062 ADSs from the company at the IPO price of $18.00 per ADS, resulting in additional net proceeds of $18.9 million. The total net proceeds from the IPO, after deducting offering expense paid by the company, were approximately $161.8 million.

To date, we have devoted substantially all our efforts to research and development of our product candidates, including clinical development of our lead product candidates, FLT180a and FLT190, as well as to building out our management team and clinical manufacturing infrastructure. We do not currently have any approved products and have never generated any revenue from product sales. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval and commercialization of our product candidates and we do not know if or when we will become profitable. These net losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

•

continue research and development of our gene therapy product candidates, including our planned Phase 1/2 six-month trial to confirm the dose and immune management regimen of our current FLT180a investigational drug product, which we refer to as our planned Phase 1/2 dose confirmation trial, instead of in the Phase 2b part of our previously planned Phase 2b/3 pivotal trial for FLT180a, an eventual planned Phase 3 pivotal trial for FLT180a, which we refer to as our planned Phase 3 pivotal trial for FLT180a, our ongoing Phase 1/2 MARVEL-1 dose-finding clinical trial to evaluate the safety and efficacy of FLT190 for the treatment of Fabry disease, which we refer to as our Phase 1/2 MARVEL-1 clinical trial, and our planned Phase 1/2 clinical trials for FLT201 and FLT210;

•

initiate clinical trials and preclinical studies for any additional product candidates that we may pursue in the future and further develop our pipeline of gene therapy product candidates; invest in our gene therapy platform;

•

prepare our biologics license application, or BLA, and marketing authorization application, or MAA, for each of our systemic gene therapy product candidates and otherwise seek regulatory approval for any product candidates that successfully complete clinical trials;

•

manufacture our product candidates in accordance with current good manufacturing practices, or cGMP, for clinical trials or potential commercial sales; establish and validate in-house and contracted commercial-scale cGMP manufacturing facilities;

•	establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;
•	develop, maintain, expand, protect and enforce our intellectual property portfolio;
•	secure, maintain or obtain freedom to operate for any of our owned or licensed technologies and product candidates;
•	acquire or in-license or out-license other product candidates and technologies;
•

add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product candidate and platform development and potential future commercialization efforts;

•	expand our operations in the United States, the United Kingdom and Europe;
•	expand our operations or partner with local entities outside of the United States, the United Kingdom or Europe;
•	incur additional legal, accounting and other expenses associated with operating as a public company;
•	incur additional setbacks or delays to the initiation or completion of preclinical studies, product development and/or clinical trials due to COVID-19; and
•	incur any disruption or delays to the supply of our product candidates due to COVID-19.

We may never succeed in any or all of these activities and, even if we do, we may never generate revenues that are significant or large enough to achieve profitability. Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond our current expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, the U.K. Medicines and Healthcare products Regulatory Agency, or MHRA, or other regulatory agencies in regions for which we have targeted commercialization, to perform clinical trials or studies beyond those that we currently anticipate.

If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our ADSs and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our ADSs also could cause you to lose all or part of your investment.

We will need substantial additional funding to complete the development and commence commercialization of our product candidates, which may not be available on acceptable terms, if at all. Failure to obtain additional funding when required may force us to delay, limit or terminate our product development efforts or other operations.

As of December 31, 2020, we had approximately $230.0 million in cash and cash equivalents after translating our cash and cash equivalents denominated in pounds sterling into U.S. dollars at a rate of $1.36188 to £1.00, and our cash and cash equivalents denominated in Euro into U.S. dollars at a rate of $1.22792 to €1.00, in each case, the exchange rate quoted by Xignite, Inc. on December 31, 2020.

We believe that, based on our current operating plan and our existing capital resources, our current cash and cash equivalents will be sufficient to fund our anticipated operations for more than 12 months from the issuance date of these audited consolidated financial statements. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, initiate further clinical trials of and seek marketing approval for our most advanced product candidate, FLT180a and our second most advanced product candidate, FLT190, and commence clinical development of our preclinical assets, FLT201 and FLT210. In addition, if we obtain marketing approval for our product candidates, we expect to incur significant expenses related to product sales, medical affairs, marketing, manufacturing and distribution. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Additionally, any additional COVID-19-related program setbacks or delays due to changes in federal or state laws or clinical site policies could impact our programs and increase our expenditures. Our future capital requirements will depend on many factors, including:

•

the scope, progress, results and costs of laboratory testing, manufacturing and clinical development for our most advanced product candidate, FLT180a, and our second most advanced product candidate, FLT190;

•

the scope, progress, results and costs of laboratory testing, manufacturing, preclinical and clinical development of our current preclinical assets, FLT201 and FLT210, and any future product candidates;

•	the extent to which we acquire or in-license, or sell or out-license, other product candidates and technologies;
•	the number of potential new product candidates we may identify and decide to develop;
•	successful development of companion diagnostics for use with our product candidates;
•	our ability to establish and maintain collaborations and license agreements on favorable terms, if at all;

•

the costs, timing and outcome of potential future commercialization activities, including manufacturing, marketing, sales and distribution for our product candidates, for which we receive marketing approval;

•	the impact of COVID-19 on the initiation or completion of preclinical studies or clinical trials and the supply of our product candidates;
•

the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights, maintaining or obtaining freedom to operate for any of our owned or licensed technologies and product candidates, and defending intellectual property-related claims;

•	the sales price and availability of adequate third-party coverage and reimbursement for our product candidates, if and when approved; and
•	the costs of operating as a public company.

Developing product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our product revenues, if any, will be derived from or based on sales of product candidates that may not be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, if at all.

If we are unable to obtain adequate funding on a timely basis, we may be required to significantly curtail, delay or discontinue our research and development programs of our product candidates or any commercialization efforts, be unable to expand our operations or be unable to otherwise capitalize on our business opportunities, any of which could harm our business and potentially cause us to discontinue operations.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Since our inception, we have devoted substantially all of our resources to developing FLT180a, FLT190 and our other product candidates, developing our manufacturing platform and other platform components, building our intellectual property portfolio and providing general and administrative support for these operations. We recently completed our B-AMAZE Phase 1/2 open-label, multicenter, single ascending dose safety trial in ten hemophilia B patients with moderate or severe Factor IX, or FIX, deficiency for our most advanced product candidate, FLT180a, which we refer to as our Phase 1/2 B-AMAZE clinical trial, and are targeting the initiation of a planned Phase 1/2 dose confirmation trial by the end of 2021, subject to agreement with regulatory authorities. We have not yet demonstrated our ability to successfully complete Phase 3 clinical trials or other pivotal clinical trials, obtain regulatory approvals, consistently manufacture a commercial-scale product or arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful product commercialization. In addition, given our limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors in achieving our business objectives. Additionally, we expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control, such as delays and disruptions at clinical sites due to COVID-19. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or more experience developing product candidates.

We have never generated revenue from product sales and may never be profitable.

Our ability to generate revenue from product sales and achieve profitability depends on our ability, alone or with collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our product candidates. We do not anticipate generating revenues from product sales for the next several years, if ever. Our ability to generate future revenues from product sales depends heavily on our, or our collaborators’, ability to successfully:

•	complete research and preclinical and clinical development of our product candidates;
•	seek and obtain regulatory and marketing approvals for any of our product candidates for which we successfully complete clinical trials;

•

launch and commercialize any of our product candidates for which we obtain regulatory and marketing approval by establishing a sales force, marketing, and distribution infrastructure or, alternatively, collaborating with a commercialization partner;

•	obtain pricing and reimbursement by government and third-party payors for any of our product candidates for which we obtain regulatory and marketing approval;
•	develop, maintain, and enhance a sustainable, scalable, reproducible and transferable manufacturing process for the product candidates we have or may develop at a competitive cost of goods;
•

establish and maintain supply and manufacturing relationships with third parties that can provide products and services adequate in amount, quality and cost to support clinical development and the market demand for any of our product candidates for which we obtain regulatory and marketing approval;

•	obtain market acceptance of any product candidates we may develop as viable treatment options;
•	address competing technological and market developments;
•	implement internal systems and infrastructure, as needed;
•	negotiate favorable terms in any collaboration, licensing, or other arrangements into which we may enter and perform our obligations in such collaborations;
•	maintain, protect, expand, and enforce our portfolio of intellectual property rights, including patents, trade secrets, and know-how;
•	avoid and defend against third-party interference, infringement, misappropriation or other violation claims; and
•	attract, hire, and retain qualified personnel.

Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the FDA, MHRA, EMA, or other regulatory authorities to perform clinical trials and other studies in addition to those that we currently anticipate. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

Risks Related to the Discovery, Development and Regulatory Approval of our Product Candidates

Our gene therapy product candidates are based on a novel technology, which makes it difficult to predict the timing and costs of development and of subsequently obtaining regulatory approval. Very few adeno-associated virus-based, or AAV-based, in vivo gene therapy products have been approved by the FDA, MHRA or EMA to date.

We have concentrated our research and development efforts on FLT180a for the treatment of hemophilia B, and FLT190 for the treatment of Fabry disease, our two most advanced product candidates. Because we are developing product candidates using a gene therapy technology for which there is little clinical trial experience, there is an increased risk that the FDA, MHRA, EMA or other regulatory authorities may not consider the endpoints of our clinical trials to be sufficient for marketing approval. The product specifications and the clinical trial requirements of the FDA, MHRA, EMA and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of such product candidate. The regulatory approval process for novel product candidates such as ours is unclear and may be lengthier and more expensive than the process for other, better-known or more extensively studied product candidates. For example, the FDA generally requires multiple well-controlled clinical trials to provide the evidence of effectiveness necessary to support a BLA, although FDA guidance provides that reliance on a single pivotal trial may be appropriate if the trial has demonstrated a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potential serious outcome, and where confirmation of the result in a second trial would be practically or ethically impossible. We expect that our planned pivotal clinical trial for FLT180a will be the only pivotal trial necessary to support a BLA for FLT180a, but there can be no assurance that the FDA will accept this single trial as sufficient to demonstrate substantial evidence of effectiveness of FLT180a.

Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. The FDA has established the Office of Cellular, Tissue and Gene Therapies

within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and has established the Cellular, Tissue and Gene Therapies Advisory Committee to advise the CBER in its review. In addition, the FDA, EMA and the National Institutes of Health, or NIH, have each expressed interest in further regulating biotechnology, including gene therapy and genetic testing. Agencies at both the federal and state level in the United States, as well as U.S. congressional committees and other governments and governing agencies, have also expressed interest in further regulating the biotechnology industry. Such action may delay or prevent commercialization of some or all of our product candidates.

These regulatory review committees and advisory groups, and the new guidelines they promulgate, may lengthen the regulatory review process, require us to perform additional preclinical studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our current or future product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory and advisory groups and comply with applicable guidelines and guidance. If we fail to do so, we may be required to delay or discontinue development of our product candidates. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue, and our business, financial condition, results of operations and prospects would be harmed. Even if our product candidates are approved, we expect that the FDA will require us to submit follow-up data regarding our clinical trial subjects for a number of years after approval. In January 2020, the FDA released a final guidance with recommendations for long-term follow-up studies of patients following human gene therapy administration due to the increased risk of undesirable and unpredictable outcomes with gene therapies that may present as delayed adverse events. If this follow-up data shows negative long-term safety or efficacy outcomes for these patients, the FDA may revoke its approval or change the label of our products in a manner that could have an adverse impact on our business.

In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of our product candidates. Similarly, the MHRA or EMA may issue new guidelines concerning the development and marketing authorization for gene therapy products and require that we comply with these new guidelines. Although numerous companies are currently advancing gene therapy products through clinical trials, to our knowledge, only a very few AAV-based in vitro gene therapy products have received marketing authorization from the FDA to date.

As a result of these factors, it is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for FLT180a in the United States, European Union or United Kingdom and how long it will take to commercialize our other product candidates. Additionally, approvals by the MHRA or EMA may not be indicative of what the FDA may require for approval, and vice versa.

All of our product candidates are in preclinical or clinical development. Clinical trials are difficult to design and implement, and they involve a lengthy and expensive process with uncertain outcomes. We may encounter substantial delays in completing, or ultimately be unable to complete, the development of our current and future product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive, time-consuming and uncertain as to outcome. To date, we have not completed any clinical trials required for the approval of any of our product candidates, other than the Phase 1/2 B-AMAZE clinical trial of FLT180a for hemophilia B. In response to the feedback received from the FDA, we now anticipate conducting dose confirmation for FLT180a in our planned Phase 1/2 dose confirmation trial instead of in the Phase 2b part of the previously planned Phase 2b/3 pivotal trial, followed by a planned Phase 3 pivotal trial for FLT180a. In parallel, we are also advancing FLT190 for the treatment of Fabry disease, in our ongoing Phase 1/2 MARVEL-1 clinical trial. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. In addition, our drug development programs contemplate the development of companion diagnostics, which are assays or tests to identify an appropriate patient population. Companion diagnostics are subject to regulation as medical devices and must themselves be cleared or approved for marketing by the FDA or certain other foreign regulatory agencies before we may commercialize our product candidates. Events that may prevent successful or timely completion of clinical development include:

•

delays or failures in reaching a consensus with the FDA, MHRA, EMA or other regulatory authorities on our clinical trial design, preclinical data requirements, or requirements for CMC manufacturing and product quality, our interpretation of data from clinical trials, changes in the requirements for regulatory approval even after a regulatory authority has reviewed and commented on the design for our clinical trials, including the feedback received from the FDA relating to the characterization and comparability of the investigational drug product used in our Phase 1/2 B-AMAZE clinical trial for FLT180a that was produced at a smaller scale by Children’s GMP LLC, or Children’s GMP, at St. Jude’s Children’s Research Hospital, or St. Jude, as compared to our current investigational drug product that is produced at a commercial scale at Brammer Bio, LLC, or Brammer, a wholly-owned subsidiary of Thermo Fisher Scientific Inc;

•	delays or failures in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;
•	delays in obtaining GMO approvals in applicable regions;
•	delays in opening clinical trial sites or obtaining required institutional review board or independent ethics committee approval at each clinical trial site;
•	delays in recruiting suitable patients to participate in our future clinical trials;
•

additional delays to clinical trials or to the supply of our or our collaborators’ candidates due to COVID-19, including, for example, the delays we have experienced in our Phase 1/2 MARVEL-1 clinical trial for FLT190;

•	successful development, validation and regulatory approval of companion diagnostics for use with our product candidates;
•

imposition of a clinical hold by regulatory authorities as a result of a serious adverse event in our or other companies’ gene therapy programs or after an inspection of our clinical trial operations or clinical trial sites;

•	failure by us, any CROs we engage or any other third parties to adhere to clinical trial requirements;
•	failure to perform in accordance with good clinical practice, or GCP, or applicable regulatory guidelines in Europe and other international markets;
•

delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical trial sites, including delays by third parties with whom we have contracted to perform certain of those functions or suppliers of those third parties;

•	delays in having patients complete participation in a clinical trial or return for post-treatment follow-up;
•	clinical trial sites or patients dropping out of a clinical trial;
•	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;
•

occurrence of serious adverse events associated with a product candidate that are viewed to outweigh its potential benefits, and which could result in increased scrutiny of our gene therapy trials by the FDA, EMA, MHRA or other similar regulatory authorities, including the delay or cessation of our trials;

•	failure of our close monitoring program and immune management regimen to detect and control loss of expression;
•	occurrence of serious adverse events in clinical trials of the same class of agents conducted by other sponsors;
•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; and
•	business interruptions resulting from geopolitical actions, including war and terrorism, global pandemics or natural disasters, including earthquakes, typhoons, floods and fires.

We anticipate expanding our ongoing and future clinical trials to new trial sites as we continue to enroll patients in our ongoing trials and commence future trials. However, there can be no assurance that we will successfully open new clinical trial sites and obtain any required approvals for such trial sites on a timely basis, or at all. Any failure to successfully open new clinical trial sites on a timely basis could delay or prevent the successful completion of our clinical trials. Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business, financial condition, results of operations and prospects. See “—Our gene therapy approach utilizes vectors derived from viruses, which may be perceived as unsafe or may result in unforeseen adverse events. Negative public opinion and increased regulatory scrutiny of gene therapy may damage public perception of the safety of our product candidates and adversely affect our ability to conduct our business or obtain regulatory approvals for our product candidates.”

Increased regulatory scrutiny of chemistry, manufacturing and controls for gene therapies could result in delays in our development or commercialization programs or otherwise adversely affect our business.

Gene therapies are novel, complex and difficult to manufacture. Regulatory agencies, and in particular the FDA and EMA, have demonstrated increased caution in their regulation of gene therapy treatments. Additionally, safety, ethical and legal concerns about gene therapy and genetic testing may result in additional regulations or restrictions on the development and commercialization of our product candidates that are difficult to predict. The increased regulatory scrutiny of gene therapy products by the FDA, EMA, MHRA or other regulatory agencies, including CMC, for gene therapies may result in us being required to conduct additional preclinical studies or clinical trials with respect to any of our product candidates, which may result in delays and increased costs in the development or commercialization of our product candidates and ultimately could lead to the failure to obtain approval for any gene therapy product. The occurrence of any of these events could adversely affect our business, financial condition, results of operations and prospects.

For example, we have received feedback from the FDA relating to the characterization and comparability of the investigational drug product used in our Phase 1/2 B-AMAZE clinical trial for FLT180a that was produced at a smaller scale by Children’s GMP at St. Jude, as compared to our current investigational drug product that is produced at a commercial scale at Brammer. In response to that feedback, we modified the clinical development plan for our FLT180a program to conduct a planned Phase 1/2 dose confirmation trial to confirm the dose and immune management regimen of our current FLT180a investigational drug product instead of in the Phase 2b part of our previously planned Phase 2b/3 pivotal trial. We will also plan to submit relevant data to the FDA in connection with certain of our regulatory filings to support the analytic comparability of the critical quality attributes of the FLT180a investigational drug product produced at a smaller scale by Children’s GMP and our current FLT180a investigational drug product produced at commercial scale by Brammer.

There can be no assurance that our modified clinical development plan will establish the safety, efficacy and CMC capabilities of our FLT180a investigational drug product produced at commercial scale, or that we will be able to demonstrate the requisite characterization and comparability to address the FDA’s feedback within the anticipated timeline or at all, or that the FDA, MHRA, EMA or other regulatory agencies will not require us in the future to conduct additional or lengthier clinical trials with respect to FLT180a or any of our other clinical programs.

Any of the foregoing could result in delay, suspension or termination of ongoing or future clinical trials for FLT180a, increased development costs, and delays in obtaining marketing approval for FLT180a. Any such delays in clinical trials or marketing approvals could also shorten any periods during which we may have the exclusive right to commercialize our product candidates, if approved. Additionally, several of our competitors are developing gene therapy treatments for hemophilia B that are further advanced than ours, and any such delays could further increase our competitors’ lead in bringing their products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations. Any failure or inability on our part to address feedback from our regulators in a timely and cost-effective manner also could have a material adverse effect on the development and commercialization of any or all of our product candidates. Moreover, any such failure or inability to address FDA, MHRA, EMA or other regulatory agency feedback could require changes to our manufacturing process. If we were to implement any further changes to our current manufacturing platform or the formulation of any of our product candidates, the FDA, MHRA, EMA and other regulatory agencies could require us to complete additional studies to demonstrate comparability of the modified product candidates to earlier versions. As a result, any such changes to our manufacturing process would likely delay clinical trials and marketing approvals, result in increased costs, and could otherwise harm our business, financial condition, results of operations and prospects.

The outbreak of COVID-19 or another pandemic, epidemic or outbreak of an infectious disease in the U.S., U.K., EU or other locations has resulted, and may continue to result, in disruptions to our clinical trials, manufacturing and other business operations, which could have a material adverse effect on our business, financial condition, operations and prospects.

If a pandemic, epidemic or outbreak of an infectious disease occurs in the U.S., U.K., EU or worldwide, our business may be adversely affected. For example, in December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. This virus has spread globally to over 150 countries, including the United States, the U.K. and Europe.

The COVID-19 pandemic has presented a substantial public health and economic challenge around the world. Our business operations have been impacted to varying degrees. In addition, the recent responses to COVID-19 by healthcare providers and regulatory agencies have caused disruptions, including interruptions in our preclinical and clinical trial activities, as well as delays and other disruptions in our manufacturing and supply chain, which we also expect will continue in future quarters.

For example, we have experienced delays in enrollment in our clinical trials, including our ongoing Phase 1/2 MARVEL-1 clinical trial for FLT190 due to the COVID-19 pandemic. Our planned Phase 1/2 dose confirmation trial for FLT180a, our planned clinical trials for FLT201 and FLT210 and our planned MARVEL-2 long-term clinical study for FLT190 also could be delayed due to government orders and clinical trial site policies on account of the pandemic. Additionally, some patients in our current or future clinical trials may be unwilling or unable to travel to study sites, enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, any or all of which would delay our ability to conduct preclinical studies, commence or complete clinical trials or release clinical trial results, including the completion of post-marketing requirements and commitments, and make the ongoing collection of data for patients enrolled in studies more difficult or intermittent, and could delay our ability to obtain regulatory approval and commercialize our product candidates.

The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to source or deliver components or raw materials necessary for our clinical supply on a timely basis or at all. Some of our contract manufacturing organizations, or CMOs, provide COVID-19-related supplies and some of our CROs provide COVID-19 testing and vaccine testing. As a result, we have experienced delayed lead times in both the production of some of the materials we require for our clinical testing and for access to testing from our CROs. Continued or sustained delays due to COVID-19 and the responses to it could result in significant delays in our manufacturing, clinical and research operations. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease.

The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19, the extent and resurgence of the virus, if any, and the emergence of new strains of the virus, and the actions to contain the coronavirus or treat its impact, and the availability and effectiveness of vaccines among others. A significant pandemic as with COVID-19, or any other infectious disease, could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition results of operations and prospects.

We may fail to demonstrate safety and efficacy of our product candidates to the satisfaction of applicable regulatory authorities.

Before obtaining marketing approval from regulatory authorities for the sale of any product candidates that we may identify and develop, including FLT180a and FLT190, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy in humans of any such product candidates. Clinical testing is expensive, difficult to design and implement, can take many years to complete, and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial, such as the interim results for our ongoing Phase 1/2 B-AMAZE clinical trial for FLT180a and Phase 1/2 MARVEL-1 clinical trial for FLT190, do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates.

If the results of our planned Phase 1/2 dose confirmation trial and planned Phase 3 pivotal trial for FLT180a, our ongoing Phase 1/2 MARVEL-1 clinical trial for FLT190, our planned Phase 1/2 clinical trials for FLT201 and FLT210, or future clinical trials for our other product candidates do not demonstrate the efficacy of our product candidates, or if there are safety concerns or serious adverse events associated with our product candidates, we may:

•	be delayed in obtaining marketing approval for our product candidates and clearance or approval for any companion diagnostics from applicable regulatory authorities, if at all;
•	obtain approval for indications or patient populations that are narrower than intended or desired;
•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
•	be subject to additional post-marketing testing requirements;
•	be subject to changes in the way the product is administered;
•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;
•	have regulatory authorities suspend and/or revoke their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy, or REMS;
•	be subject to the addition of labeling statements, such as warnings or contraindications;
•	be sued; or
•	experience damage to our reputation.

Our development costs will increase if we experience delays in testing or marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates.

Success in preclinical studies or clinical trials may not be indicative of results in future clinical trials for the same or other product candidates.

Results from previous preclinical studies or clinical trials are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. Our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. For example, the clinical trial process may fail to demonstrate that FLT180a is safe for humans and effective for indicated uses. This failure would cause us to abandon further clinical development of FLT180a, which is our lead product candidate.

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Frequently, product candidates that have shown promising results in early clinical trials have subsequently suffered significant setbacks in later clinical trials. To date, our clinical trials have involved small patient populations and because of the small sample size, the interim results of these clinical trials may be subject to substantial variability and may not be indicative of either future interim or final results. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. There is a high failure rate for drugs and biologic products proceeding through clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including due to changes in regulatory policy during the period of our product candidate development. Any such delays could negatively impact our business, financial condition, results of operations and prospects.

Additionally, some of our trials may be open-label studies, where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Therefore, it is possible that positive results observed in open-label trials, such as those we have conducted, may not accurately reflect the efficacy or safety profile of our product candidates.

Furthermore, while we believe that success in the preclinical and clinical development of our lead product candidates, FLT180a and FLT190, will help advance the development timelines for future product candidates, there can be no assurance that we will be able to do so. Promising results for the use of our proprietary capsid, CMC platform, immune management regimen and close monitoring program to develop product candidates for the treatment of hemophilia B and Fabry disease do not guarantee that our gene therapy platform will be effective in generating gene therapy candidates for the treatment of other diseases. There is a high failure rate for drugs and biologic products succeeding through clinical trials, and even if we are successful in developing our lead product candidates, we may not be able to replicate those results for the treatment of other diseases with our gene therapy product candidates.

We may find it difficult to enroll patients in our clinical trials, which could delay or prevent us from proceeding with clinical trials of our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on our ability to recruit patients to participate, as well as completion of required follow-up periods. If patients are unwilling to enroll in our gene therapy clinical trials because of the impact of the COVID-19 pandemic and restrictions on travel or healthcare institution policies, negative publicity from adverse events related to the biotechnology or gene therapy fields, competitive clinical trials for similar patient populations, clinical trials in products employing AAV vectors, or for other reasons, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of our product candidates may be delayed. These delays could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our product candidates or termination of clinical trials altogether.

Our current product candidates are being developed to treat rare conditions, which are generally defined as having a patient population of fewer than 200,000 individuals in the United States and less than one in 2,000 individuals in the European Union. For example, the incidence of hemophilia B is estimated to be approximately one in 30,000 male live births, implying a total population of approximately 9,000 males in the United States and the five major European markets (U.K., Germany, France, Italy and Spain). The incidence of Fabry disease is approximately one in 40,000 males and one in 20,000 females, implying a total population of approximately 9,000 diagnosed Fabry patients. Further, under current technology, AAV-based gene therapies can only be administered once to any given patient. As a result, if a patient has been treated with an AAV-based gene therapy by a competitor, that patient will no longer be eligible to participate in our clinical trials, which could cause delays in our patient enrollment by further limiting the size of our eligible patient population. In addition, patients may be unwilling to enroll until a product candidate has been broadly tested given the therapy can only be administered once. We may not be able to initiate or continue clinical trials if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by the FDA, MHRA, EMA or other regulatory authorities. As a result, we may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics, to complete our clinical trials in a timely manner.

Patient enrollment can be affected by many factors, including:

•	size of the patient population and process for identifying patients;
•	eligibility and exclusion criteria for our clinical trials;

•	perceived risks and benefits of our product candidates or gene therapy treatment in general, including that patients can currently only be dosed with an AAV once in their lifetime;
•	severity of the disease under investigation;
•	the impacts of the COVID-19 pandemic, including the impact of the administration of COVID-19 vaccines on our ability to dose patients in our clinical trials;
•	availability of other treatments;
•	alternative clinical trials;
•	proximity and availability of clinical trial sites for prospective patients;
•	ability to obtain and maintain patient consent;
•	patient dropouts prior to completion of clinical trials;
•	patient referral practices of physicians; and
•	ability to monitor patients adequately during and after treatment.

Our ability to successfully initiate, enroll and complete clinical trials in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

•	difficulty in establishing or managing relationships with CROs and physicians;
•	different standards for the conduct of clinical trials;
•	absence in some countries of established groups with sufficient regulatory expertise for review of gene therapy protocols;
•	inability to locate qualified local consultants, physicians and partners; and
•	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment.

If we have difficulty enrolling a sufficient number of patients or finding additional clinical trial sites to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which could have an adverse effect on our business, financial condition, results of operations and prospects. In addition, it is possible that the COVID-19 pandemic may have an impact on the workforce of the third parties and CROs on which we rely, which could adversely impact our ability to conduct preclinical studies and clinical trials of our product candidates on expected timeframes or to complete such studies and trials.

Clinical trials for our product candidates have been conducted at sites outside the United States, and the FDA may not accept data from trials conducted in such locations.

To date, all of the clinical trials conducted on our product candidates have been conducted in the United Kingdom. Data from outside of the United States may be used to support an investigational new drug, or IND, or application for market approval provided the conditions for doing so are met; specifically, studies outside the United States must have been conducted under GCP, in accordance with applicable U.S. federal regulations. Additionally, for marketing approval based solely on data from outside the United States, the clinical trial must comply with federal regulations that stipulate the data are applicable to the U.S. population and U.S. medical practice, are performed by qualified investigators and result in data that is able to be validated by the FDA. Failure to meet these criteria would result in denial of approval in the United States based on submission of data solely from outside the United States, which would be costly and time-consuming and would delay or potentially halt the development and commercial pathway within the U.S.

In addition, in order to commence a clinical trial in the United States, we are required to seek FDA acceptance of an IND for each of our product candidates. We have an active IND for our lead product, FLT180a for the treatment of hemophilia B. While we also have an active IND for FLT190 for the treatment of Fabry disease, we currently anticipate conducting our Phase 1/2 MARVEL-1 clinical trial initially in Europe and subsequently may seek to expand our clinical trial for FLT190 into the United States. We cannot provide assurance that any IND we submit to the FDA, or any similar clinical trial approvals we submit in other countries, will be accepted or maintained. Additionally, delays in submitting an IND may occur as a result of the COVID-19 pandemic, including as a result of the impact of the COVID-19 pandemic on preclinical testing and clinical trial sites. We may also be required to conduct additional preclinical testing prior to submitting an IND for any of our product candidates, and the results of any such testing may not be positive. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to a BLA submission and approval of our product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials could prevent us from or delay us in commercializing our product candidates.

Our product candidates and the process for administering our product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following any potential marketing approval.

Undesirable side effects that may be caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, MHRA, EMA or other comparable foreign regulatory authorities. During the conduct of clinical trials, patients may report changes in their health, including illnesses, injuries and discomforts, to their study doctor. Often, it is not possible to determine whether or not these conditions are related to the product candidate being studied. Various illnesses, injuries and discomforts have been reported from time to time during clinical trials of our product candidates. Regulatory authorities may draw different conclusions or require additional testing to confirm causality.

In addition, as we test our product candidates in larger, longer and more extensive clinical programs, or as use of these product candidates becomes more widespread if they receive regulatory approval, it is possible that illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by patients. Many times, side effects are only detectable after investigational products are tested in large-scale, Phase 3 clinical trials or, in some cases, after they are made available to patients on a commercial basis after approval. If additional clinical experience indicates that our product candidates cause serious or life-threatening side effects, the development of our product candidates may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be restricted, suspended and/or revoked, which would harm our business, prospects, results of operations and financial condition.

There have been several significant adverse side effects in gene therapy treatments in the past. While new recombinant vectors have been developed to reduce these side effects, gene therapy is still a relatively new approach to disease treatment and additional adverse side effects could develop. There also is the potential risk of delayed and longer-term adverse events following exposure to gene therapy products due to persistent biologic activity of the genetic material or other components of products used to carry the genetic material. Another potential risk of viral vector-based gene therapy is that foreign DNA or other genetic material could be inserted in chromosome locations, possibly causing harmful mutations that trigger rapid cell growth or even cancer. In December 2020, the FDA imposed a clinical hold on the Phase 3 pivotal trial of the hemophilia B gene therapy program of one of our competitors, uniQure N.V., or uniQure, following the submission of a safety report relating to a possibly related serious adverse event associated with a preliminary diagnosis of hepatocellular carcinoma, or HCC, a form of liver cancer, in one of the trial participants who had been dosed with uniQure’s AAV-based gene therapy product. Although uniQure has thus far reported that the occurrence of HCC in this patient is unlikely to be linked to uniQure’s AAV gene therapy product, such determination is not conclusive. Any determination that there is any such link could have a material adverse impact on other AAV gene therapy treatments, including ours.

Other possible adverse side effects that could occur from treatment with gene therapy products include an immunologic reaction early after administration that, while not necessarily adverse to the patient’s health, could substantially limit the effectiveness of the treatment. In many clinical trials involving AAV vectors for gene therapy, including ours, some patients experienced what is thought to be the development of a T-cell response, whereby after the vector is within the target cell, the cellular immune response system triggers the removal of transduced cells by activated T-cells. This immune response, which is indicated by an asymptomatic increase in alanine aminotransferase, or ALT, levels, could result following gene transfer. Additionally, other potential adverse events may occur in our FLT180a and FLT190 clinical trials, including thrombogenicity when FIX activity exceeds normal physiological levels as a result of dosing with FLT180a, myocarditis as a result of dosing with FLT190 in Fabry disease patients, who may have underlying cardiac disease, including pre-existing myocarditis, and other potential adverse events. Any such adverse events could also occur in any clinical trials we may conduct in the future for any of our other product candidates.

If we are unable to modulate or avoid one or more of the adverse effects described above or any other adverse effects, we may decide or be required to halt or delay further clinical development of our product candidates. In addition to any potential side effects caused by our product candidates themselves, the process of administering them or related procedures could also result in adverse side effects. If any such adverse events occur, our clinical trials could be suspended or terminated.

In particular, as of August 21, 2020, of the ten patients treated in our Phase 1/2 B-AMAZE clinical trial, we observed the following serious adverse events, or SAEs, all of which were resolved without any ongoing clinical impact to the patients involved:

•

six drug-related SAEs (in four different patients) relating to elevated ALT levels that required additional treatment with corticosteroids and tacrolimus in accordance with the trial protocol, one of which was a Common Terminology Criteria for Adverse Events, or CTCAE, Grade 3 event, and the others of which were CTCAE Grade 1 (one event) or Grade 2 (four events);

•

three other drug-related SAEs including pulmonary sepsis, reduced coagulation FIX level due to ALT increases, and right arm AV fistula thrombosis, the latter of which occurred in a patient with underlying risk factors for thrombosis and was treated with prophylactic anticoagulation therapy per protocol, and which will continue for as long as the treating physician deems necessary; and

•	five SAEs deemed unrelated to FLT180a, including elevated troponin, elevated amylase, epigastric pain, and acute appendicitis and tacrolimus-related toxicity occurring in one patient.

As of August 21, 2020, no ALT increases had been observed in the low dose cohort of 3.8e11 vg/kg (4.5e11 vg/kg under the B-AMAZE equivalent nomenclature, as described below under “Business Overview”). Three of the four patients that experienced the elevated ALT SAEs also experienced immune reactions that permanently reduced FIX activity levels. In two patients, dosed at the 8.32e11 and 1.28e12 vg/kg (9.75e11 and 1.5e12 vg/kg under the B-AMAZE equivalent nomenclature) levels, respectively, FIX activity levels were reduced to levels still within the normal FIX activity level range of 50% to 150%, and in the third patient, who received a dose of 6.4e11 vg/kg (7.5e11 vg/kg under the B-AMAZE equivalent nomenclature), to a FIX level below 5%. As of August 21, 2020, while there has been no evidence of neutralizing anti-FIX antibodies and no adverse events, including any clinically relevant changes in vital signs, observed during vector infusion, there can be no assurance that there will not be any such observations during vector infusion of other patients enrolled in any of our clinical trials.

In the final dose cohort of 8.32e11 vg/kg (9.75e11 vg/kg under the B-AMAZE equivalent nomenclature), by day 21, all four patients achieved expression into the normal range. Prophylactic immune management was initiated per protocol, and one patient experienced elevated liver enzymes coupled with a reduction of FIX expression. The remaining three patients in this cohort experienced a similar increase in liver enzymes and decline in FIX expression after completion of the prophylactic immune regimen.

In addition, as of August 21, 2020, we observed two SAEs considered related to FLT190 in the one patient treated in our Phase 1/2 MARVEL-1 clinical trial, namely an increase in ALT levels and a grade 2 myocarditis marked by mild chest pain, a change in electrocardiogram and a transient elevation in troponin levels. Each of these SAEs was observed eight weeks after the FLT190 infusion.

While we have addressed the serious adverse events in our FLT180a and FLT190 clinical trials through adjusting dose levels, evolving our prophylactic immune management regime using oral prednisolone and tacrolimus to control immune response, and enhancing our close monitoring program, as well as implementing additional safety measures, or in some cases those serious adverse events resolved without additional treatment, there is no assurance that we will be able to demonstrate to the FDA, MHRA, EMA or other regulatory authorities that we have adequately addressed those serious adverse events. Similarly, we may observe other adverse events or serious adverse events in our FLT180a and FLT190 clinical trials, or in any other clinical trials that we may conduct in the future. If we are unable to demonstrate that such adverse events and serious adverse events have been adequately addressed or that they were caused by the administration process or related procedures, the FDA, MHRA, EMA or other regulatory authorities could order us to cease further development of, or deny approval of, FLT180a, FLT190 or any of such other product candidates.

Even if we are able to demonstrate that any serious adverse events are not product-related or have otherwise been adequately addressed, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the clinical trial. Moreover, if we elect or are required to delay, suspend or terminate any clinical trial of any of our product candidates, the commercial prospects of such product candidate may be harmed and our ability to generate product revenues from such product candidate may be delayed or eliminated. Any of these occurrences may harm our ability to develop other product candidates, and may harm our business, financial condition, results of operations and prospects.

Additionally, if we or others later identify undesirable side effects caused by any of our product candidates, several potentially significant negative consequences could result, including:

•	regulatory authorities may suspend and/or revoke approvals of such product candidate;
•	regulatory authorities may require additional warnings on the label;
•	we may be required to change the way a product candidate is administered or conduct additional clinical trials;
•	we could be sued and held liable for harm caused to patients; and our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates.

Even if we complete the necessary preclinical studies and clinical trials, we cannot predict when or if we will obtain regulatory approval to commercialize a product candidate and the approval may be for a narrower indication than we seek.

We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate. Even if our product candidates demonstrate safety and efficacy in clinical studies, the regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee, the MHRA, the EMA or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical studies and the review process. Regulatory agencies also may approve a treatment candidate for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. If we are unable to obtain necessary regulatory approvals, our business, prospects, financial condition and results of operations may suffer.

Gene therapies are novel, complex and difficult to manufacture. We have a limited manufacturing history and could experience production problems that result in delays in our development or commercialization programs or otherwise adversely affect our business.

Our product candidates require processing steps that are more complex than those required for most chemical pharmaceuticals. Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic such as our modified virus generally cannot be fully characterized. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner. Accordingly, we employ multiple steps to control our manufacturing process to assure that our product candidates are made strictly and consistently in compliance with applicable regulatory protocols. Problems with the manufacturing process, including even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory. See “—Increased regulatory scrutiny of chemistry, manufacturing and controls for gene therapies could result in delays in our development or commercialization programs or otherwise adversely affect our business.”

In addition, the FDA, MHRA, EMA and other regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, MHRA, EMA or other regulatory authorities may require that we not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects.

We have a limited history of manufacturing our product candidates. The manufacturing process we use to produce FLT180a and FLT190 is complex and there are no assurances that we will be able to produce sufficient quantities of FLT180a or FLT190, or any other product candidates we may seek to develop, or that we will be able to produce FLT180a, FLT190, or any other product candidates we may seek to develop, at either the anticipated or a competitive cost or otherwise on acceptable terms, due to several factors, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error, COVID-19 or disruptions in the operations of our suppliers, or changes to the manufacturing process or requirements due to feedback from regulators or otherwise. Although we plan to secure additional dedicated manufacturing capacity, either through further strategic partnerships or by building our own facility, or both, we plan to continue to use one or more qualified CMOs for the supply of product for our clinical trials, and one or more qualified CROs for product release assays, in addition to our own dedicated suite at the Cell and Gene Therapy, or CGT, Catapult Manufacturing Centre in Stevenage, U.K., or Catapult. As a result, the supply of product for our clinical trials is reliant upon the performance of these outsourced organizations and on the service and raw material suppliers that they rely on. Many of the raw materials that are used in our manufacturing processes are also used in COVID-19 vaccine production or COVID-19 testing. COVID-19 vaccine manufacturing and testing have been prioritized in response to the global COVID-19 pandemic and, as a result, have resulted in supply shortages and delays that have negatively impacted our manufacturing plans. See “—The outbreak of COVID-19 or another pandemic, epidemic or outbreak of an infectious disease in the U.S., U.K. or EU may result in disruptions to our clinical trials, manufacturing and other business operations, which could have a material adverse effect on our business, financial condition, operations and prospects.” We expect these supply shortages and delays to continue for at least as long as the production, testing and distribution of COVID-19 vaccines and tests continue to be prioritized by national governments and the biopharmaceutical manufacturing and supply chain. See “—Risks Related to Our Reliance on Third Parties—Although we intend to eventually develop our own commercial manufacturing facility and larger in-house testing facilities, we currently utilize, and expect to continue to utilize, third parties to conduct our product manufacturing and testing for the foreseeable future, and these third parties may not perform satisfactorily.” Any failure to produce clinical or commercial materials at sufficient scale or otherwise meet demand to support the initiation of our clinical trials or a commercial launch of our product candidates, and any inability to produce such clinical or commercial materials at either the anticipated or a competitive cost or otherwise on acceptable terms, could delay or prevent the development of our product candidates and would have a negative impact on our business, financial condition and results of operations.

Any contamination in our manufacturing process, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical development or marketing schedules.

Given the nature of biologics manufacturing, there is a risk of contamination. Any contamination could adversely affect our ability to produce product candidates on schedule and could, therefore, harm our results of operations and cause reputational damage. Some of the raw materials required in our manufacturing process are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of our product candidates, could adversely impact or disrupt the commercial manufacturing or the production of clinical material and, if any of our product candidates are approved, commercial manufacturing of these approved products. Any of these factors could adversely affect our development timelines and our business, financial condition, results of operations and prospects.

We may not be successful in our efforts to identify or discover additional product candidates and may fail to capitalize on programs or product candidates that may be a greater commercial opportunity or for which there is a greater likelihood of success.

The success of our business depends upon our ability to identify, develop and commercialize a pipeline of gene therapy treatments for well-known monogenic recessive diseases, such as hemophilia and lysosomal storage disorders, or LSDs, like Fabry disease and Gaucher disease, as well as more novel gene therapy targets in areas such as inflammatory disease. Research programs to identify new product candidates require substantial technical, financial and human resources. Although certain of our product candidates are currently in clinical or preclinical development, we may fail to identify other potential product candidates for clinical development for several reasons. For example, our research may be unsuccessful in identifying additional potential product candidates, or our potential product candidates may be shown to have harmful side effects, may be commercially impracticable to manufacture or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

Additionally, because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential. Our spending on current and future research and development programs may not yield any commercially viable products. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. Alternatively, we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

If any of these events occur, we may be forced to abandon our development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate, which could have a negative impact on our business, financial condition, results of operations and prospects.

If we are unable to successfully identify sufficient numbers of patients who are likely to benefit from therapy with any product candidates we develop, or experience significant delays in doing so, we may not realize the full commercial potential of any medicines we may develop.

Our success may depend, in part, on our ability to identify sufficient numbers of patients who are likely to benefit from therapy with any medicines we may develop, which requires those potential patients to be tested to determine they have a low enough level of pre-existing neutralizing antibodies to our AAVS3 capsid to likely benefit from treatment. If we, or any third parties that we engage to assist us, are unable to successfully identify such patients, or experience delays in doing so, then:

•	our ability to develop any product candidates may be adversely affected if we are unable to select appropriate patients for enrollment in our clinical trials; and
•

we may not realize the full commercial potential of any product candidates we develop that receive marketing approval if, among other reasons, we are unable to select sufficient numbers of patients who are likely to benefit from therapy with our medicines.

Failure to successfully validate, develop and obtain regulatory clearance or approval for companion diagnostics for our product candidates could harm our drug development strategy and operational results.

Any product candidates we develop may require use of a companion diagnostic to identify patients who are likely to benefit from our gene therapy product candidates. For example, we have developed a proprietary, cell-based transduction inhibition assay, or TIA, to assess patients for pre-existing neutralizing antibodies to our AAVS3 capsid, and for which we plan to continue to develop and seek regulatory approval in parallel with our FLT180a program. If safe and effective use of any of the product candidates we may develop depends on a companion diagnostic, we may not receive marketing approval, or marketing approval may be delayed, if we are unable to or are delayed in developing, identifying, or obtaining regulatory approval or clearance for the companion diagnostic product for use with our product candidate during clinical development. The clearance or approval of a companion diagnostic as part of the product label will also limit the use of the product candidate to patients who have met the screening criteria tested for by the companion diagnostic.

Companion diagnostics are subject to regulation by the FDA and comparable foreign regulatory authorities as medical devices and require separate clearance or approval prior to their use in some clinical studies and commercialization. We may encounter difficulties in developing and obtaining clearance or approval for these companion diagnostics. Any delay or failure by us or third-party collaborators to develop or obtain regulatory clearance or approval of a companion diagnostic could delay or prevent approval of our related product candidates. Identifying a manufacturer of the companion diagnostic and entering into an agreement with the manufacturer could also delay the development of our product candidates. As a result of these factors, we may be unable to successfully develop and realize the commercial potential of any product candidates we may identify and develop which would negatively impact our business, financial condition, results of operations and prospects.

Risks Related to Our Reliance on Third Parties

We rely, and expect to continue to rely, on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct some of our preclinical studies and our clinical trials in accordance with applicable regulatory requirements and to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We, our third-party contractors involved in our pre-clinical and clinical studies and our CROs are required to comply with good laboratory practices, or GLP, or GCP requirements, which are regulations and guidelines enforced by the FDA, the MHRA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we fail to exercise adequate oversight over any of our CROs or if we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, MHRA, EMA or other regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon a regulatory inspection of us or our CROs or other third parties performing services in connection with our clinical trials, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under applicable cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Further, these investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of our product candidates. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated.

Our existing and future CROs have or may have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the patients participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs in a timely manner or at all, or to do so on commercially reasonable terms. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they cannot perform their contractual duties or obligations due to the impacts of COVID-19 on their operations or at the sites they are overseeing, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. Consequently, our results of operations and commercial prospects would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Switching or engaging additional CROs involves additional cost and requires our management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays could occur, which could materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our contracted laboratories and CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and results of operations.

In addition, investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services, including equity awards and option grants, and may have other financial interests in our company. We are required to collect and provide financial disclosure notifications or certifications for our clinical investigators to the FDA. MHRA and EMA. If the FDA, MHRA or EMA concludes that a financial relationship between a clinical investigator and us has created a conflict of interest or otherwise affected interpretation of the trial, the FDA, MHRA or EMA may question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA, MHRA, or EMA and may ultimately lead to the denial of marketing approval of our current and future product candidates.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor or other third party will discover our trade secrets or that our trade secrets will be misappropriated or disclosed.

We have engaged CMOs and CROs to manufacture our lead product candidates, FLT180a, FLT190, and FLT201 and to perform quality testing, and because we collaborate with various organizations and academic institutions for the advancement of our gene therapy platform, we must, at times, share our proprietary technology and confidential information, including trade secrets. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, master service agreements, consulting agreements and other similar agreements with our collaborators, advisors, employees, consultants and contractors (including CMOs and CROs) prior to beginning research or disclosing any proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors or other third parties, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s or other third party’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure of such technology or information would impair our competitive position and may have an adverse effect on our business, financial condition, results of operations and prospects. For more information on risks relating to our reliance on trade secrets, see “—Risks Related to Our Intellectual Property.”

Although we intend to eventually develop our own commercial manufacturing facility, we currently utilize, and expect to continue to utilize, third parties to conduct our product manufacturing and testing for the foreseeable future, and these third parties may not perform satisfactorily.

We currently rely on CMOs for the manufacturing of clinical batches and CROs to test them, and intend to continue to rely on third parties to manufacture our preclinical study and clinical trial product supplies. Supply requirements for our planned Phase 1/2 dose confirmation trial for FLT180a as well as current and future clinical requirements for FLT190 and our other product candidates, will be manufactured by cGMP compliant third-party manufacturers or in-house. For example, we are party to a development and manufacturing services agreement and a dedicated manufacturing and commercial supply agreement with Brammer, pursuant to which we plan to manufacture FLT180a for our ongoing and planned clinical studies and, if approved, for commercialization, and a services agreement with Novasep Holding SAS, or Novasep, pursuant to which we plan to manufacture FLT190 for our ongoing and planned clinical studies. Both Brammer and Novasep are full service CMOs that provide services to a number of other companies in addition to us, and as a result, may experience competing customer demands. We have service agreements with a number of CROs that provide analytical testing to support manufacturing and product release. These CROs provide services to multiple clients and as a result may experience competing customer demands, including those related to COVID-19 testing and COVID-19 vaccine testing.

If these third-party manufacturers do not successfully carry out their contractual obligations, meet expected deadlines or have sufficient capacity with respect to producing FLT180a or FLT190 as a result of competing demands on their manufacturing capacity or as a result of impacts of COVID-19, or manufacture FLT180a and FLT190 in accordance with regulatory requirements or if there are disagreements between us and these third-party manufacturers, we will not be able to supply the material needed in order to complete clinical studies, or may be delayed in completing these studies. In addition, the preclinical studies required to support future IND submissions and the future clinical trials required for regulatory approval of FLT180a, FLT190 or any other product candidates we may develop, to the extent that we rely on CMOs and CROs for manufacturing capabilities for these programs, may similarly be impacted by the same factors. In such instances, we may need to enter into an appropriate replacement third-party relationship, which may not be readily available or available on acceptable terms, which would cause additional delay or increased expense prior to the approval of FLT180a, FLT190 or any of our other product candidates we may develop, and would thereby have a negative impact on our business, financial condition, results of operations and prospects. We also plan to develop our own commercial manufacturing facility and infrastructure, which will require significant expenses, diversion of management resources and time. There can be no assurance that we will successfully develop this manufacturing facility or that, in doing so, we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and results of operations.

Under certain circumstances, our current CMOs and CROs are entitled to terminate their engagements with us. If we need to enter into alternative arrangements, it could delay our development activities. Our reliance on our CMOs and CROs for certain manufacturing and testing activities will reduce our control over these activities but will not relieve us of our responsibility to ensure compliance with all required regulations. If our current CMOs, or any future third-party manufacturers, do not successfully carry out their contractual duties, meet expected deadlines or manufacture our product candidates in accordance with regulatory requirements, or if there are disagreements between us and our CMOs or any future third-party manufacturers, we will not be able to complete, or may be delayed in completing, both the preclinical studies required to support future IND submissions and the clinical trials required for approval of our product candidates.

In addition to our current CMOs and CROs, we may rely on additional third parties to manufacture components of our product candidates in the future and to perform quality testing, and reliance on these third parties entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

•	reduced control over certain aspects of manufacturing and testing activities;
•	termination or nonrenewal of manufacturing and service agreements with third parties in a manner or at a time that is costly or damaging to us; and
•

disruptions to the operations of our third-party manufacturers and service providers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or service provider.

Any of these events could lead to clinical trial delays or failure to obtain regulatory approval or impact our ability to successfully commercialize any of our product candidates. Some of these events could be the basis for FDA, MHRA, EMA or other regulatory authority action, including injunction, recall, seizure or total or partial suspension of product manufacture.

To the extent we rely on a third-party manufacturing facility for commercial supply, that third party will be subject to significant regulatory oversight with respect to manufacturing our product candidates.

The preparation of therapeutics for clinical trials or commercial sale is subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in clinical trials must be manufactured in accordance with cGMP requirements. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of outside agents or other contaminants, or to inadvertent changes in the properties or stability of a product candidate that may not be detectable in final product testing. We must supply all necessary documentation in support of a BLA, MAA or other marketing authorization application on a timely basis and must adhere to the FDA’s, EMA’s or MHRA’s cGMP requirements, which are enforced, in the case of the FDA, through its facilities inspection program. To the extent that we utilize third-party facilities for commercial supply, the third party’s facilities and quality systems must pass an inspection for compliance with the applicable regulations as a condition of regulatory approval. In addition, the regulatory authorities may, at any time, audit or inspect the third-party manufacturing facility or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a plant inspection, the FDA will not approve the BLA.

If our CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, MHRA, EMA or other regulatory authorities, we will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. If our CROs cannot successfully execute our tests in compliance with the strict regulatory requirements of the FDA, MHRA, EMA or other regulatory authorities, we will not be able to secure and/or maintain regulatory approval for their testing facilities. In addition, we have no direct control over the ability of our CMOs or CROs to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, all of our CMOs and CROs are engaged with other companies to supply and/or manufacture materials or products for such companies, which expose our CMOs and CROs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may adversely affect the regulatory clearance of our CMOs’ and CROs’ facilities. Our failure, or the failure of third parties, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or revocation of approvals, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and product candidates.

Our potential future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any products that receive regulatory approval on a timely and competitive basis.

We are dependent on a limited number of suppliers and, in some instances, a sole supplier, for some of our components and materials used in our product candidates. If these suppliers do not or are unable to supply us with necessary components within the needed timeframe, then we may experience delays in the development of our product candidates.

We currently depend on a limited number of suppliers and, in some instances, a sole supplier, for some of the components and equipment necessary for the production of our viral vectors and drug product. In particular, we are dependent on Aldevron LLC for plasmids, and on Pall Corporation for iCELLis® bioreactors used in our current cGMP production process. We may not be able to enter into longer-term supply agreements to assure supply of these components and equipment. Moreover, we cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. Our use of a sole or a limited number of suppliers of raw materials, components and finished goods exposes us to several risks, including disruptions in supply, price increases, late deliveries and an inability to meet customer demand. There are, in general, relatively few alternative sources of supply for these components, and in some cases, no alternatives. These vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. Establishing additional or replacement suppliers for these components could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any supplier or manufacturing location could lead to supply delays or interruptions that would damage our business, financial condition, results of operations and prospects. Many of these components and raw materials are used in the manufacture of COVID-19 vaccine and are therefore currently subject to significant demand with associated increase in lead times for supply. This creates an increased risk of supply shortage and potential delays in our ability to manufacture our viral vectors and product candidates.

If we are required to switch to a replacement supplier, the manufacture and delivery of our viral vectors and product candidates could be interrupted for an extended period, adversely affecting our business. Establishing additional or replacement suppliers may not be accomplished quickly. If we are able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. For example, the FDA, MHRA or EMA could require additional supplemental data, manufacturing data and comparability data up to and including clinical trial data if we rely upon a new supplier. While we seek to maintain adequate inventory of the components and materials used in our product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to conduct our clinical trials and, if our product candidates are approved, to meet the demand of our customers and cause them to cancel orders.

In addition, as part of the FDA’s approval of our product candidates, the FDA must review and approve the individual components of our production process, which includes raw materials, the manufacturing processes and facilities of our suppliers. Some of our current suppliers have not undergone this process nor have they had any components included in any product approved by the FDA.

Our reliance on these suppliers subjects us to a number of risks that could harm our reputation, business, financial condition and prospects, including, among other things:

•	the interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;
•	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;
•	delays in performance due to COVID-19;
•	a lack of long-term supply arrangements for key components with our suppliers;
•	the inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;
•	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;
•	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;
•	production delays due to delays of CROs performing testing required by the CMO to progress manufacturing or release finished products;
•	a delay in delivery due to our suppliers prioritizing other customer orders over ours, for instance in relation to COVID-19 vaccine supply and/or testing;
•	damage to our reputation caused by defective components produced by our suppliers;
•	increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers;
•	fluctuation in delivery by our suppliers due to changes in demand from us or their other customers; and
•	an inability to obtain or delay in obtaining supply due to general economic disruptions, including as a result of geopolitical events, global pandemics or natural disasters.

If any of these risks materialize, costs could significantly increase and our ability to conduct our clinical trials and, if our product candidates are approved, to meet demand for our products could be adversely impacted.

Risks Related to Commercialization of Our Product Candidates

We currently have no marketing or sales force. If we are unable to establish effective sales and marketing capabilities or enter into agreements with third parties to market and sell FLT180a or other product candidates that may be approved, we may not be successful in commercializing our product candidates if and when approved, and we may be unable to generate any product revenue.

If our planned Phase 1/2 dose confirmation trial for FLT180a and our planned Phase 3 pivotal trial for FLT180a are successful and FLT180a is approved for commercialization, we currently intend to seek to commercialize FLT180a in the United States and Europe directly with a relatively small, specialized sales force given the orphan indication. However, we currently do not have an established marketing or sales team for the marketing, sale and distribution of any of our product candidates. In order to commercialize FLT180a, if approved, or any of our other product candidates that may be approved, we must build, on a territory-by-territory basis, marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. Our overall success will also depend on our ability to attract and retain subject matter experts in market access who can successfully execute on our pricing and reimbursement strategies.

There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly and our investment would be lost if we cannot retain or reallocate our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;
•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future product that we may develop;
•	delays in commercialization due to COVID-19; and
•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue or the profitability to us from these revenue streams is likely to be lower than if we were to market and sell any product candidates that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties and any of them may fail to devote the necessary resources and attention to sell and market our product candidates effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we may not be successful in commercializing our product candidates.

Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources given the low incidence and prevalence of hemophilia B and Fabry disease and may never be successful. Such efforts may require more resources than are typically required due to the complexity and uniqueness of our product candidates and the indications we are targeting. Even if our product candidates are approved, if we are unable to successfully market our products, we will not be able to generate significant revenues from such products, if approved.

We face significant competition in an environment of rapid technological change and the possibility that our competitors may achieve regulatory approval before us or develop therapies that are more advanced or effective than ours, which may adversely affect our financial condition and our ability to successfully market or commercialize our product candidates.

The biotechnology and pharmaceutical industries, including the gene therapy field, are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions.

New developments, including the development of other pharmaceutical technologies and methods of treating disease, occur in the pharmaceutical and life sciences industries at a rapid pace. Developments by competitors may render our product candidates obsolete or noncompetitive. We anticipate that we will face intense and increasing competition as new treatments enter the market and advanced technologies become available.

We are aware of a number of companies focused on developing gene therapies in various indications, including, but not limited to, AVROBIO, Inc., or AVROBIO, BioMarin Pharmaceutical Inc., or BioMarin, 4D Molecular Therapeutics, Inc., or 4D Molecular, Generation Bio Co., or Generation Bio, GeneVentiv Therapeutics, Inc., or GeneVentiv, Sangamo Therapeutics, Inc., or Sangamo, Spark Therapeutics, Inc., or Spark Therapeutics (a wholly-owned subsidiary of Roche Holdings AG, or Roche), Pfizer Inc., or Pfizer (through separate partnership programs with Sangamo and Spark Therapeutics), Takeda Pharmaceutical Company Limited, or Takeda, and uniQure (licensed to CSL Behring, a subsidiary of CSL Limited, or CSL Behring), as well as several companies addressing other methods for modifying genes and regulating gene expression.

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources, such as larger research and development, clinical, marketing and manufacturing organizations. Some of our competitors, alone or with their strategic partners, have longer standing relationships with key stakeholders, such as prescribing clinicians and patient organizations, in the hemophilia and Fabry disease communities, which may put them at an advantage when marketing a gene therapy product. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product candidate that we may develop. Competitors also may obtain FDA, MHRA, EMA or other regulatory approval for their products more rapidly or earlier than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates.

In addition, as a result of the expiration or successful challenge of our patent rights, we could face more litigation with respect to the validity and/or scope of patents relating to our competitors’ products. The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any product candidate that we may develop and commercialize.

The market opportunities for our product candidates may be smaller than we anticipate.

We focus our primary research and development efforts on treatments for rare diseases. Our understanding of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, is based on estimates. These estimates may prove to be incorrect and new studies may reduce the estimated incidence or prevalence of these diseases. The number of patients in the United States, the European Union and elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our product candidates or patients may become increasingly difficult to identify and access, all of which would adversely affect our business, financial condition, results of operations and prospects.

Further, there are several factors that could contribute to making the actual number of patients who receive our potential products, if and when approved, less than the potentially addressable market. These include the lack of widespread availability of, and limited reimbursement for, new therapies in many underdeveloped markets. Further, the severity of the progression of a disease up to the time of treatment will likely diminish the total potential therapeutic benefit conferred by a gene therapy due to irreversible organ or tissue damage (for example, target joints in the context of hemophilia B and kidney and/or heart failure in the context of Fabry disease). Lastly, certain patients’ immune systems might prohibit the successful delivery of certain gene therapy products to the target tissue, thereby limiting the treatment outcomes.

The commercial success of our product candidates will depend upon their degree of market acceptance by physicians, patients, third-party payors and others in the medical community.

Ethical, social and legal concerns about gene therapy could result in additional regulations restricting or prohibiting our product candidates, if and when approved. Even with the requisite approvals from the FDA, MHRA, EMA and other regulatory authorities internationally, the commercial success of our product candidates will depend, in part, on the acceptance of physicians, patients and third-party payors of gene therapy products in general, and our product candidates in particular, as medically necessary, cost-effective and safe. Any product that we commercialize may not gain acceptance by physicians, patients, third-party payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of gene therapy products and, in particular, our product candidates, if approved for commercial sale, will depend on several factors, including:

•	the efficacy and safety of our product candidates as demonstrated in clinical trials;
•	the potential and perceived advantages of our product candidates over alternative treatments;
•

the need for a prophylactic immune management regimen after vector infusion may be seen as a risk to the patients or a disadvantage compared to our competitors’ products that may require less immune management and this may discourage physicians from prescribing our products;

•	the availability and cost of treatment relative to alternative treatments;
•	a patient awareness of, and willingness to seek, diagnosis as appropriate and indicated;
•	the willingness of physicians to prescribe, and the target patient population to try, new therapies;
•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA, MHRA, EMA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;
•	the timing of market introduction of competitive products;
•	patient willingness to undergo invasive medical procedures;
•	publicity concerning our product candidates or competing products and treatments;
•	any restrictions on the use of our products together with other medications; and
•	favorable third-party payor coverage and adequate reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be fully known until some time after it is launched.

If we are unable to successfully validate, develop and obtain regulatory clearance or approval for companion diagnostic tests for our drug candidates that are required or experience significant delays in doing so, we may not realize the full commercial potential of these drug candidates.

In connection with the clinical development of our drug candidates for certain indications, we are developing companion diagnostic tests to identify patient subsets within a disease category who may derive selective and meaningful benefit from our drug candidates. For example, we have developed a proprietary, cell-based TIA to assess patients for pre-existing neutralizing antibodies to our AAVS3 capsid, which we plan to continue to develop and for which we plan to seek regulatory approval in parallel with our FLT180a program. Companion diagnostics, such as TIA, would be used during our clinical trials and ultimately is intended as companion diagnostics for use with our commercial products once approved by the FDA or other regulatory authorities. To be successful, we will need to address a number of scientific, technical, regulatory and logistical challenges. The FDA and other regulatory agencies regulate in vitro companion diagnostics as medical devices and, under that regulatory framework, will require the test to be analytically validated and used for patient selection in the clinical trial, which we expect will require separate regulatory clearance or approval prior to commercialization if not already cleared or approved.

It may be necessary to resolve issues such as selectivity/ specificity, analytical validation, reproducibility, or clinical validation of companion diagnostics during the development and regulatory approval processes. Moreover, even if data from preclinical studies and early clinical trials appear to support development of a companion diagnostic for a product candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. We may encounter difficulties in developing, obtaining regulatory clearance or approval for, manufacturing and commercializing companion diagnostics similar to those we face with respect to our therapeutic candidates themselves, including issues with achieving regulatory clearance or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance. If we are unable to successfully develop companion diagnostics for these therapeutic drug candidates, or experience delays in doing so, the development of these therapeutic drug candidates may be adversely affected, these therapeutic drug candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of these therapeutics that obtain marketing approval. As a result, our business, results of operations and financial condition and prospects could be materially harmed.

The insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate product revenue.

In the United States and some other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors, such as Medicare, Medicaid, TRICARE, the Veterans Administration, managed care organizations, private health insurers, and other organizations, to reimburse all or part of the associated healthcare costs. We expect the cost of a single administration of gene therapy products, such as those we are developing, to be substantial, when and if they achieve regulatory approval. We expect that coverage and adequate reimbursement by government and private payors will be essential for most patients to be able to afford these treatments. Accordingly, sales of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be reimbursed by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or will be reimbursed by government authorities, private health coverage insurers and other third-party payors.

Coverage and reimbursement by a third-party payor may depend upon several factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

There is significant uncertainty related to third-party coverage and reimbursement of newly approved products. Government authorities and other third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. In the United States, the principal decisions about reimbursement for new medicines are typically made by the U.S. Centers for Medicare and Medicaid Services, or CMS, an agency within the Department of Health and Human Services, or HHS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. However, no uniform policy of coverage and reimbursement exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement.

Obtaining coverage and reimbursement for a product from third-party payors is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data. In addition to the costs required to obtain FDA or other comparable regulatory approvals, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity. Companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, product candidates may not be considered medically necessary or cost effective. We also may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If coverage and reimbursement are not available, or are available only at limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be adequate to realize a sufficient return on our investment.

Currently, at least one gene therapy product has been approved for coverage and reimbursement by CMS, the agency responsible for administering the Medicare program, but it is still difficult to predict what the CMS will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these types of products. Moreover, reimbursement agencies in the United Kingdom or European Union may be more conservative than the CMS. For example, several pharmaceutical products have been approved for reimbursement in the United States and have not been approved for reimbursement in the U.K. and certain EU Member States. It is difficult to predict what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. The U.S. government, U.S. state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to product pricing, contain the cost of drugs, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products.

Outside the United States, medicines generally are subject to extensive government price controls and other market regulations, and increasing emphasis on cost-containment initiatives in the European Union, Canada and other countries may put pricing pressure on us. For example, two gene therapy products were approved in the

European Union but are not yet widely commercially available. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our product candidates may be reduced compared with the United States and may be insufficient to generate commercially reasonable product revenues.

Additionally, in countries where the pricing of gene therapy products is subject to governmental control, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidates to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.

Moreover, increasing efforts by government and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. Payors increasingly are considering new metrics as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. The existing data for reimbursement based on some of these metrics is relatively limited, although certain states have begun to survey acquisition cost data for the purpose of setting Medicaid reimbursement rates, and CMS has begun making pharmacy National Average Drug Acquisition Cost publicly available on at least a monthly basis. Therefore, it may be difficult to project the impact of these evolving reimbursement metrics on the willingness of payors to cover product candidates that we or our partners are able to commercialize. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products such as ours.

Due to the generally limited addressable market for our target orphan indications and the potential for our product candidates to offer therapeutic benefit in a single administration, we face uncertainty related to pricing and reimbursement for these product candidates.

The relatively small market size for orphan indications and the potential for long-term therapeutic benefit from a single administration present particular challenges to pricing review and negotiation for our product candidates for which we may obtain marketing authorization. The patient populations for our product candidates targeted at orphan disease, including hemophilia B and Fabry disease, are relatively small. If we are unable to obtain adequate levels of reimbursement relative to the small market size in our target orphan indications, our ability to support our development and commercial infrastructure and to successfully market and sell our product candidates for which we may obtain marketing approval will be adversely affected.

We also anticipate that many or all of our gene therapy product candidates may provide long-term, and potentially curative benefit with a single administration. This is a different paradigm than that of other pharmaceutical therapies, which often require an extended course of treatment or frequent administration. As a result, governments and other payors may be reluctant to provide the significant level of reimbursement that we seek at the time of administration of our gene therapies or may seek to tie reimbursement to clinical evidence of continuing therapeutic benefit over time. In addition, in light of the anticipated cost of these therapies, governments and other payors may be particularly restrictive in making coverage decisions. These factors could limit our commercial success, extend our time to profitability and harm our business.

Our gene therapy approach utilizes vectors derived from viruses, which may be perceived as unsafe or may result in unforeseen adverse events. Negative public opinion and increased regulatory scrutiny of gene therapy may damage public perception of the safety of our product candidates and adversely affect our ability to conduct our business or obtain regulatory approvals for our product candidates.

Gene therapy remains a novel technology, with only a limited number of gene therapy products approved to date. Public perception may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. In particular, our success will depend upon physicians who specialize in the treatment of genetic diseases targeted by our product candidates, prescribing treatments that involve the use of our product candidates in lieu of, or in addition to, existing treatments with which they are familiar and for which greater clinical data may be available. More restrictive government regulations or negative public opinion would have an adverse effect on our business, financial condition, results of operations and prospects and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop. Serious adverse events in our clinical trials, or other clinical trials involving gene therapy products or our competitors’ products, even if not ultimately attributable to the relevant product candidates, and the resulting publicity, could result in increased government regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our product candidates, stricter labeling requirements for those product candidates that are approved and a decrease in demand for any such product candidates.

Risks Related to Our Intellectual Property

Our success depends in part on our ability to obtain and protect our intellectual property and to maintain patent protection for our current product candidates, any future product candidates we may develop and our technology. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.

Our commercial success will depend in large part on us and our licensors obtaining and maintaining patent, trademark, trade secret and other intellectual property protection, as appropriate, of our proprietary technologies, such as our proprietary capsid, gene therapy platform, and product candidates, which include FLT180a, FLT190, FLT201, FLT210 and other programs, their respective components, formulations, therapies, methods used to manufacture them and methods of treatment, as well as successfully defending our owned and licensed patents against third-party challenges. Our current patent portfolio contains a limited number of patent applications, some of which are in-licensed from third parties and relate to components of gene therapy vectors and methods of use of those vectors. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing products similar or identical to our product candidates is dependent upon the extent to which we and our licensors have rights under valid and enforceable patents or trade secrets that cover these activities. If we are unable to secure and maintain patent protection for any product or technology we develop, or if the scope of the patent protection secured is not sufficiently broad, subject to any regulatory exclusivity such as orphan drug designation, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop may be adversely affected.

The patenting process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not be able to obtain or maintain patent applications and patents due to the subject matter claimed in such patent applications and patents being in the public domain. In some cases, the work of certain academic researchers in the gene therapy field has entered the public domain, which may preclude our ability to obtain patent protection for certain inventions relating to such work. Although we enter into nondisclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Consequently, we would not be able to prevent any third party from using any technology that is in the public domain to compete with our product candidates. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties, and are reliant on our licensors or licensees to do so.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of any patent rights are highly uncertain. Our owned and licensed pending and future patent applications may not result in issued patents which protect our technology or product candidates, effectively prevent others from commercializing competitive technologies and product candidates, or otherwise provide any competitive advantage. In fact, patent applications may not issue as patents at all. Even if patent applications we license or own currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we hold or in-license may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether any of our platform advances and product candidates will be protectable or remain protected by valid and enforceable patents. In addition, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing products and technologies, and the coverage claimed in a patent application can be significantly reduced before the patent is issued and its scope can be reinterpreted after issuance. Any failure to obtain, maintain or defend our patents and other intellectual property could have a material adverse effect on our business, financial conditions, results of operations and prospects.

We cannot be certain that we are the first to invent the inventions covered by pending patent applications and, if we are not, we may be subject to priority or entitlement disputes. We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. Since patent applications in the United States and other countries are confidential for a period of time after filing, at any moment in time, we cannot be certain that we were in the past or will be in the future the first to file any patent application related to our product candidates. For example, some patent applications in the United States may be maintained in secrecy until the patents are issued. Further, publications in the scientific literature often lag behind actual discoveries. Consequently, we cannot be certain that others have not filed patent applications for technology covered by our owned and in-licensed issued patents or our pending applications, or that we or, if applicable, a licensor were the first to invent or first to file an application for the technology.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•

others may be able to make or use capsids, nucleic acids (such as codon optimized nucleic acids), and vectors that are similar to the biological compositions of our product candidates but that are not covered by the claims of our patents;

•	no patent protection may be available with regard to formulation or method of use;
•	we or our licensors may fail to meet obligations to the U.S. government regarding any patents and patent applications funded by U.S. government grants, leading to the loss of patent rights;
•	we or our licensors, as the case may be, might not have been the first to file patent applications for certain inventions;
•	others may independently develop similar or alternative technologies or duplicate any of our technologies;
•	it is possible that our pending patent applications will not result in issued patents;
•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents, as the case may be, or parts of our or their patents;
•	it is possible that others may circumvent our owned or in-licensed patents;
•	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our products or technology similar to ours;
•	the laws of other countries may not protect our or our licensors’, as the case may be, proprietary rights to the same extent as the laws of the United States;

•	the claims of our owned or in-licensed issued patents or patent applications, if and when issued, may not cover our product candidates;
•

our owned or in-licensed issued patents may not provide us with any competitive advantages, may be narrowed in scope, or be held invalid or unenforceable as a result of legal challenges by third parties;

•

the inventors of our owned or in-licensed patents or patent applications may become involved with competitors, develop products or processes that design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;

•

it is possible that our owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

•

we have engaged in scientific collaborations in the past and will continue to do so in the future and our collaborators may develop adjacent or competing products that are outside the scope of our patents;

•	we may not develop additional proprietary technologies for which we can obtain patent protection;
•	it is possible that product candidates or technologies we develop may be covered by third parties’ patents or other exclusive rights; or
•	the patents of others may have an adverse effect on our business.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We heavily depend on intellectual property licensed from third parties, and our licensors may not always act in our best interest. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated, or if disputes regarding these licenses arise, we could lose significant rights that are important to our business.

We are dependent on patents, know-how and proprietary technology licensed from others. As a result, any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our product candidates.

For example, we are a party to license agreements with University College London Business, or UCLB, pursuant to which we in-license key patents and patent applications for our proprietary capsid used in our FLT180a, FLT190, FLT201 and FLT210 product candidates, and possible future product candidates and other technology used in our FLT180a and FLT190 product candidates. Our current license agreements impose, and future agreements may impose, various diligence, commercialization, milestone payment, royalty, insurance and other obligations on us and require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. If we fail to comply with these obligations, our licensors may have the right to terminate our license, in which event we would not be able to develop or market products containing our proprietary capsid, our FLT180a, FLT190, FLT201 and FLT210 product candidates, or any other technologies or product candidates covered by the intellectual property licensed under these agreements. For example, our license agreement with UCLB imposes various due diligence, development and commercialization obligations, milestone payments, royalties and other obligations on us, including, for example, an obligation to use commercially reasonable efforts to develop, exploit and market products directed to hemophilia B and Fabry disease.

Certain of our licenses, including certain licenses with UCLB, may not provide us with exclusive rights to use the licensed intellectual property and technology, or may not provide us with exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and product candidates in the future. In addition, the intellectual property portfolio licensed to us by our licensors, including certain intellectual property licensed by UCLB, at least in some respects, may be used by such licensors or licensed to third parties, and such third parties may have certain enforcement rights with respect to such intellectual property. Thus, patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against our licensors or another licensee or in administrative proceedings brought by or against our licensors or another licensee in response to such litigation or for other reasons. As a result, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products, including in territories covered by our licenses.

In addition, we may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of product candidates we may develop. It is possible that we may be unable to obtain any additional licenses at a reasonable cost or on reasonable terms, if at all. In either event, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected technology or product candidates. Even if we are able to obtain such additional licenses, they may be non-exclusive thereby giving our competitors and other third parties access to the same technology licensed to us.

If we or our licensors fail to adequately protect our licensed intellectual property, our ability to commercialize our product candidates and technology could suffer. While we generally control the maintenance, prosecution and litigation of our exclusively in-licensed patents and patent applications from UCLB, in some circumstances we may not have the right to control the maintenance, prosecution, preparation, filing, enforcement, defense and litigation of patents and patent applications that we license from other third parties. For example, St. Jude retains control of such activities for the patent family we have licensed from them. We thus cannot be certain that activities such as the maintenance and prosecution by our licensors have been or will be conducted consistent with our best interests or in compliance with applicable laws and regulations, or will result in valid and enforceable patents and other intellectual property rights. It is possible that our licensors’ infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves or may not be conducted in accordance with our best interests. If our licensors fail to maintain such patents or patent applications, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights and our right to exclude third parties from commercializing competing products could be adversely affected. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

In spite of our efforts, our current and future licensors might conclude that we have materially breached our obligations under our license agreements and might therefore terminate such license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;
•	our financial and other obligations under the license agreement;
•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•	our right to sublicense patent and other rights to third parties under collaborative development relationships;
•

our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates and what activities satisfy those diligence obligations;

•	the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
•	the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected technology or product candidates. As a result, any termination of or disputes over our intellectual property licenses could result in the loss of our ability to develop and commercialize our FLT180a, FLT190, FLT201 and FLT210 product candidates, or we could lose other significant rights, experience significant delays in the development and commercialization of our product candidates, or incur liability for damages, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with our product candidates.

For example, some of our future agreements with certain of our third-party research partners may provide that improvements developed in the course of our relationship may be owned solely by either us or our third-party research partner. If we determine that rights to such improvements owned solely by a third-party research partner or other third party with whom we collaborate are necessary to commercialize our therapeutic candidates or maintain our competitive advantage, we may need to obtain a license from such third party in order to use the improvements and continue developing, manufacturing or marketing our drug candidates. We may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent us from commercializing our product candidates or allow our competitors or others the chance to access technology that is important to our business.

If our licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical or competitive to ours and we may be required to cease our development and commercialization of certain of our product candidates. Moreover, if disputes over intellectual property that we license prevent or impair our ability to maintain other licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. In addition, certain of these license agreements may not be assignable by us without the consent of the respective licensor, which may have an adverse effect on our ability to engage in certain transactions. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our license agreements are, and future license agreements are likely to be, complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, a third party may in the future bring claims that our performance under our license agreements, including our sponsoring of clinical trials, interferes with such third party’s rights under its agreement with one of our licensors. If any such claim were successful, it may adversely affect our rights and ability to advance our product candidates as clinical candidates or subject us to liability for monetary damages, any of which would have an adverse effect on our business, financial condition, results of operations and prospects.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license as we are for intellectual property that we own, which are described below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.

We do not currently own or license any issued U.S. composition of matter patents covering the transgene component of our FLT190 product candidate or any issued composition of matter patents covering the transgene component of any of our other product candidates and we cannot be certain that any of our pending patent applications will result in issued patent claims covering such aspects of our product candidates.

Composition of matter patents on the active pharmaceutical ingredient, or API, in prescription drug products are generally considered to be the strongest form of intellectual property protection for drug products because those types of patents provide protection without regard to any particular method of use or manufacture or formulation of the API used. We currently license one issued composition of matter U.S. patent that relates to our proprietary capsid, which is present in our FLT180a, FLT190, FLT201 and FLT210 product candidates, as well as other product candidates in earlier stages of development. We additionally license one issued composition of matter U.S. patent that relates to our FRE1 promoter, which is present in our FLT180a and FLT190 product candidates. However, we do not own or in-license any issued composition of matter patents in the United States or any other jurisdiction with respect to the transgene component of our FLT180a, FLT201 and FLT210 product candidates and do not own or in-license any issued composition of matter patents in the United States with respect to the transgene component of our FLT190 product candidate. We further do not own any U.S. or foreign issued patents covering our FLT180a, FLT190, FLT201 and FLT210 product candidates. We are pursuing claims in our pending owned or licensed patent applications that cover the transgene component of FLT180a, FLT190, FLT201, FLT210, and our other pre-candidate products. However, there can be no assurance that any such patent applications will issue as granted patents. We cannot be certain that claims in any future patents issuing from our pending owned or licensed patent applications or our future owned or licensed patent applications will cover our current or future product candidates.

Method-of-use patents protect the use of a product for the specified method and formulation patents cover formulations of the API. These types of patents do not prevent a competitor or other third party from developing or marketing an identical product for an indication that is outside the scope of the patented method or from developing a different formulation that is outside the scope of the patented formulation. Moreover, with respect to method-of-use patents, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method-of-use patents, the practice is common, and this type of infringement is difficult to prevent or prosecute. In addition, there are numerous publications and other prior art that may be relevant to our owned and in-licensed formulation and method-of-use patents and patent applications and may be used to challenge the validity of these owned or in-licensed patents and patent applications in litigation or other intellectual property-related proceedings. If these types of challenges are successful, our owned and in-licensed patents and patent applications may be narrowed or found to be invalid and we may lose valuable intellectual property rights. Any of the foregoing could have a material adverse effect on our business, financial conditions, prospects and results of operations.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other countries. Even if patents do successfully issue, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and third parties may challenge the validity, enforceability or scope of our owned and licensed patents in courts or patent offices in the United States and abroad, which may result in those patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our owned and licensed patents and pending patent applications, if issued, may not adequately protect our intellectual property or prevent competitors or others from designing around our patent claims to circumvent our owned or licensed patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. If the breadth or strength of protection provided by the patents and patent applications we own or license with respect to our product candidates is not sufficient to impede such competition or is otherwise threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Certain of our in-licensed patents are, and our future owned and in-licensed patents may be, subject to a reservation of rights by one or more third parties, including government march-in rights, that may limit our ability to exclude third parties from commercializing products similar or identical to ours.

Our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. For example, the U.S. government has certain rights, including march-in rights, to patent rights and technology funded by the U.S. government. When new technologies are developed with government funding, in order to secure ownership of such patent rights, the recipient of such funding is required to comply with certain government regulations, including timely disclosing the inventions claimed in such patent rights to the U.S. government and timely electing title to such inventions. Additionally, the U.S. government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention or to have others use the invention on its behalf. If the government decides to exercise these rights, it is not required to engage us as its contractor in connection with doing so. These rights may permit the U.S. government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The U.S. government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of any of the foregoing rights could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, we rely heavily upon know-how and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third parties, to protect our confidential and proprietary information, especially where we do not believe patent protection is appropriate or obtainable. For example, some elements of manufacturing processes, proprietary assays, analytics techniques and processes, knowledge gained through clinical experience such as approaches to dosing/administration and management of patients, as well as computational-biological algorithms, and related processes and software, are based on unpatented trade secrets and know-how that are not publicly disclosed. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties, except in certain specified circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual during the course of employment, and which relate to or are reasonably capable of being used in our current or planned business or research and development, are our exclusive property. However, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. Additionally, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements. Monitoring unauthorized uses and disclosures is difficult and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of the collaborators, scientific advisors, employees and consultants who are parties to these agreements breach or violate the terms of any of these agreements, we may not have adequate remedies for any such breach or violation. As a result, we could lose our trade secrets and third parties could use our trade secrets to compete with our product candidates and technology.

In addition to contractual measures, we try to protect the integrity and confidential nature of our proprietary information through other appropriate precautions, such as maintaining physical security of our premises and electronic security of our information technology systems; however, such systems and security measures may be breached, and we may not have adequate remedies for any breach. These measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor or other third party, and any recourse we might take against this type of misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable.

In addition, our trade secrets may otherwise become known or be independently developed by competitors or other third parties in a manner that could prevent us from receiving legal recourse. Competitors or third parties could purchase our product candidates and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, develop their own competitive technologies that fall outside the scope of our intellectual property rights or independently develop our technologies without reference to our trade secrets. If any of our confidential or proprietary information, such as our trade secrets, were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate such trade secrets, from using that technology or information to compete with us and our competitive position could be harmed. If our trade secrets are not adequately protected so as to protect our market against competitors’ products, our business, financial condition, results of operations and prospects could be materially and adversely affected.

In addition, trade secrets can be difficult to protect and some courts inside and outside the United States are sometimes less willing or unwilling to protect trade secrets. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. Even if we are successful, these types of lawsuits may consume our time and other resources. As a result, we may not be able to meaningfully protect our trade secrets. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on our ability and the ability of future collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post-grant review, and reexamination proceedings before the United States Patent and Trademark Office, or the USPTO, or oppositions and other comparable proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates, manufacturing methods, formulations, administration methods and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights.

Numerous issued patents and pending patent applications that are owned by third parties exist in the fields in which we are developing our product candidates including patents and patent applications relating to, among other things, Factor VIII and Factor IX nucleic acids and AAV vectors comprising such nucleic acids, as well as AAV capsid proteins, AAV formulations and AAV manufacturing and analytical methods. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, the claim scope that may issue from pending patent applications owned by third parties or which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties, including our competitors, may allege they have patent rights encompassing our product candidates, technologies or methods and that we are employing their proprietary technology without authorization.

If third parties, including our competitors, believe that one or more of our product candidates infringe their patents, including if and when our product candidates are approved by the FDA or other regulatory authorities outside of the United States, such third parties may, to the extent such patents are in force at that time, seek to enforce their patents against us by filing a patent infringement lawsuit against us. For example, we are aware of several patents and pending patent applications owned and/or controlled by one of our competitors, uniQure, which include issued claims directed to Factor IX nucleic acids and polypeptides, liver-specific transcriptional regulatory elements and expression cassettes and vectors containing the same, and methods of using such vectors for gene therapy. We are also aware that certain of these patents may have been exclusively licensed to CSL Behring by uniQure. We are also aware of patents and pending patent applications owned and/or controlled by another competitor, BioMarin, which include pending or issued claims directed to an AAV vector comprising a Factor VIII nucleic acid, as well as several patents and pending patent applications owned and/or controlled by Children’s Hospital of Philadelphia, which include pending or issued claims directed to Factor VIII variants, nucleic acids for encoding such variants, vectors containing Factor IX-encoding nucleic acids and certain AAV formulations. We are additionally aware of a pending third-party owned patent application that has been allowed in the United States, wherein the allowed claims include claims directed to methods for determining anti-AAV neutralizing antibody titres.

If uniQure, BioMarin, Children’s Hospital of Philadelphia or other third parties or any of their respective licensees (including CSL Behring) were to assert these patents against us, we believe we would have defenses against any such assertion; however there can be no assurance that any such defenses will be successful. If any third party, including uniQure, BioMarin, Children’s Hospital of Philadelphia or any of their respective licensees (including CSL Behring) were to assert these or any other patents against us and we are unable to successfully defend against any such assertion, we may be required, including by court order, to cease the development and commercialization of the infringing product candidate or technology, which may include ceasing the development and commercialization of FLT180a, FLT190, FLT201, FLT210 and/or our companion diagnostic assays, depending on the patents that are asserted. We could also be required to pay damages, which could be significant, including treble damages and attorneys’ fees if we are found to have willfully infringed such patents. We could also be required to obtain a license to such patents in order to continue the development and commercialization of the infringing product candidate or technology, however, such a license may not be available on commercially reasonable terms or at all, including because certain of these patents are held by or may be licensed to our competitors. Even if such license were available, it may require substantial payments and it may only be available on a non-exclusive basis, in which case third parties, including our competitors, could use the same licensed intellectual property to compete with us. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to necessary or useful third-party intellectual property to advance our research or allow commercialization of our product candidates and we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates.

We may choose to challenge, including in connection with any allegation of patent infringement by a third party, the patentability, validity or enforceability of any third-party patent that we believe may have applicability in our field, including the above-mentioned uniQure, BioMarin and Children’s Hospital of Philadelphia patents, and any other third-party patent that may be asserted against us. Such challenges may be brought either in court or by requesting that the USPTO, European Patent Office, or EPO, or other foreign patent offices review the patent claims, such as in an ex-parte re-examination, inter partes review, post-grant review proceeding or opposition proceeding. Third parties may also challenge such patents. For example, we are aware of an inter partes review proceeding instituted by the U.S. Patent Trial and Appeal Board, which was brought by Pfizer against a patent owned by uniQure related to Factor IX polypeptides. However, there can be no assurance that any such challenge by us or any third party, including the challenge by Pfizer against the uniQure patent, will be successful. Even if such proceedings are successful, these proceedings are expensive and may consume our time or other resources, or distract our management and technical personnel, and the costs of these opposition proceedings could be substantial. If a favorable result in court, at the USPTO, EPO or other patent office is not obtained, we may be exposed to patent litigation by a third party, including uniQure, BioMarin, Children’s Hospital of Philadelphia and/or any of their respective licensees (including CSL Behring), alleging that their patent rights are infringed by our product candidates or proprietary technologies. We may not have sufficient financial or other resources to adequately conduct these types of litigation or proceedings. There can be no assurance that our defenses of non-infringement, invalidity or unenforceability will succeed. In this regard, patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof.

If any third-party patents, including those described above, are held by a court of competent jurisdiction to be valid and enforceable and to cover any of our product candidates or technology, including the manufacturing process of our product candidates, constructs or molecules used in or formed during the manufacturing process, or any final product itself, we may face a number of issues, including:

•	substantial damages for infringement and, if the court finds that the infringement was willful, we could be ordered to pay treble damages plus the third-party patent owner’s attorneys’ fees;
•

a court prohibiting us from developing, manufacturing, marketing, selling or otherwise commercializing our product candidates, or from using our proprietary technologies, unless the applicable third party licenses its rights to us, which may not be available on commercially reasonable terms or at all;

•

if a license is available from the applicable third party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses under our intellectual property rights, and the license granted to us may be non-exclusive, thereby giving other third parties, including our competitors, access to the same technologies licensed to us; and

•

the requirement that we redesign our product candidates or processes so they do not infringe the applicable third-party patents, which may not be possible or may require substantial monetary expenditures and time.

Some third parties, including our competitors, may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. There could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Any of the foregoing, or any uncertainties resulting from the initiation and continuation of any litigation, could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, financial condition, results of operations and prospects. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar adverse effect on our business, financial condition, results of operations and prospects.

Third parties may assert that our employees, advisors or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets of their current or former employers or make claims asserting ownership of what we regard as our own intellectual property.

As is common in the biotechnology and pharmaceutical industries, certain of our employees, consultants, contractors or advisors are currently, or were previously, employed at universities or other biopharmaceutical or pharmaceutical companies, including our competitors or potential competitors, as well as our academic partners. Although no misappropriation or improper disclosure claims against us are currently pending, and although we try to ensure that our employees, advisors, contractors and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, advisors, contractors or consultants have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer or other third parties. We may then have to engage in litigation to defend against these claims. If we fail in defending any claims of this nature, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. An inability to incorporate such technologies or features would harm our business and may prevent us from successfully commercializing our product candidates or at all. Any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with advisors, contractors and consultants. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our product candidates, which would have a material adverse effect on our business, results of operations, financial condition and prospects. Even if we are successful in defending against these types of claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our common stock. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities. Some of our competitors may be able to sustain the costs of this type of litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Moreover, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Furthermore, individuals executing agreements with us may have pre-existing or competing obligations to a third party, such as an academic institution, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. Disputes about the ownership of intellectual property that we may own may have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, we or our licensors may in the future be subject to claims by former employees, consultants or other third parties asserting an ownership right in our owned or licensed patents or patent applications. An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar technology and therapeutics, without payment to us, or could limit the duration of the patent protection covering our technology and product candidates. Such challenges may also result in our inability to develop, manufacture or commercialize our product candidates without infringing third-party patent rights. Any of the foregoing could have a material adverse effect on our business, financial condition, prospects and results of operations.

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

Presently, we rely on intellectual property rights through licenses from third parties to develop, manufacture and commercialize our FLT180a, FLT190, FLT201 and FLT210 product candidates and other product candidates. Additionally, we are developing companion diagnostic tests, such as our proprietary, cell-based TIA that may be required by the FDA or comparable foreign regulatory authorities to be used with our product candidates, which test or tests may be covered by intellectual property rights held by others. Because the commercialization of our technologies and product candidates may require the use of additional intellectual property rights held by third parties, the growth of our business likely will depend, in part, on our ability to acquire or license these intellectual property rights. Our product candidates may also require specific formulations to work effectively and efficiently and these rights may be held by others.

We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. In addition, even if we are able to obtain necessary or important licenses, we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, which would harm our business. Were that to happen, we may need to cease use of the product candidates and technologies covered by those third-party intellectual property rights and may need to seek to develop alternative approaches that do not infringe, misappropriate or violate those intellectual property rights, which may entail additional costs and development delays if we are able to develop such alternatives, or which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, which means that our competitors may also receive access to the same technologies licensed to us. The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. There can be no assurance that we will be able to successfully complete these types of negotiations and ultimately acquire the rights to the intellectual property surrounding the product candidates that we may seek to develop or market. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

If we are unable to successfully obtain rights to required third-party intellectual property or maintain the existing intellectual property rights we have licensed, we may be required to expend significant time and resources to redesign our product candidates, or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis, and we may have to abandon development of our product candidates, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be involved in intellectual property related litigations and other proceedings to defend against third party infringement claims and to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Litigation or other legal proceedings relating to intellectual property claims, with or without merit, are unpredictable and generally expensive and time-consuming. Competitors or other third parties may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, our patents or the patents of our licensing partners also may in the future become involved in inventorship, priority, or validity disputes. In an infringement proceeding or any other inventorship, priority or validity dispute, a court or patent office may decide that one or more of our patents is not valid or is unenforceable, may interpret the claims of our patents narrowly, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Furthermore, third parties may assert that our product candidates or technologies infringe, misappropriate or otherwise violate their intellectual property rights. Defense of these types of claims, regardless of their merit and regardless of whether we are successful, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

We or our licensors, as the case may be, may not be able to detect infringement against our owned or in-licensed patents, which may be especially difficult for manufacturing processes or formulation patents. Even if we or our licensors detect infringement by a third party of our owned or in-licensed patents, we or our licensors, as the case may be, may choose not to pursue litigation against or settlement with the third party. If we or our licensors later sue such third party for patent infringement, the third party may have certain legal defenses available to it that otherwise would not be available but for the delay between when the infringement was first detected and when the suit was brought. These legal defenses may make it impossible for us or our licensors to enforce our owned or in-licensed patents, as the case may be, against that third party.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigations and proceedings, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our common stock. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on any issued patent are due to be paid to the USPTO and various government patent agencies outside of the United States in several stages over the lifetime of the patent. Such governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and following the issuance of a patent. In some cases, we are dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. Were a noncompliance event to occur, and if the noncompliance event were to lead to loss of rights, our competitors might be able to enter the market with products and technology identical or similar to ours, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

Our owned and licensed patents and patent applications may be subject to priority, validity, inventorship and enforceability disputes. If we or one of our licensors initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, lack of written description, non-enablement or failure to claim patent-eligible subject matter. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies, even outside the context of litigation. For example, we may be subject to a third-party submission of prior art to the USPTO challenging the validity of one or more claims of our owned or licensed patents. Such submissions may also be made prior to a patent’s issuance, precluding the granting of a patent. These types of mechanisms also include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in other jurisdictions (e.g., opposition proceedings). These types of proceedings could result in revocation or amendment to our patents such that they no longer cover our product candidates or technologies. The outcome for any particular patent following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection for our product candidates, which could allow third parties to commercialize identical or similar products to ours without payment to us. Such challenges also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. A loss of patent protection for our product candidates could have a material adverse impact on our ability to commercialize or license our technology and product candidates and on our business, financial condition, prospects and results of operations.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application is entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act also includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These changes include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to challenge the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The patent positions of companies engaged in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that may have a material adverse effect on our ability to obtain new patents and to defend and enforce our existing patents and patents that we might obtain in the future. We cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Any of the foregoing, including any similar adverse changes in the patent laws of other jurisdictions, could also have a material adverse effect on our business, financial condition, prospects and results of operations.

We may not be able to protect our intellectual property rights throughout the world.

We have intellectual property rights in a number of countries. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries are less extensive than those in the United States and Europe. In addition, the laws of some countries do not protect intellectual property rights to the same extent as federal and state laws in the United States and Europe. Consequently, we may not be able to prevent third parties from practicing our or our licensors’ inventions in all countries, or from selling or importing products made using our or our licensors’ inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States or Europe. These products may compete with our product candidates in jurisdictions where we do not have any issued patents and our or our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents, if pursued and obtained, or marketing of competing products against third parties in violation of our proprietary rights generally. The initiation of proceedings by third parties to challenge the scope or validity of our or our licensors’ patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Proceedings to enforce our or our licensors’ patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We or our licensors may not prevail in any lawsuits that we or our licensors initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Certain of our employees and inventions are subject to German law.

Certain of our personnel work in Germany and are subject to German employment law. Inventions which may be the subject of a patent or of protection as a utility model and which are or were made by personnel working in Germany (except for legal representatives of our respective legal entities, for example managing directors) are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen), or the German Inventions Act, which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes may occur between us and our current or past employees pertaining to the sufficiency of compensation paid by us, allocation of rights to inventions under this act or alleged non-adherence to the provisions of this act, any of which may be costly to resolve and take up our management’s time and efforts whether we prevail or fail in such dispute. Even if we lawfully own all inventions created by our employees who are subject to the German Inventions Act, we are required under German law to reasonably compensate such employees for the use of the inventions and intellectual property rights related thereto. If we are required to pay compensation or face other disputes under the German Inventions Act, our results of operations could be adversely affected. Legal representatives of legal entities, for example managing directors, whose contractual relationships with the respective entity are subject to German law and that are not subject to the German Inventions Act as well as consultants must assign and transfer their interest in inventions and/or patents they invent or co-invent to us in order for us to have any rights to such inventions or patents.

While we believe that all assignments from current and past German employee inventors, legal representatives of our legal entities and consultants have been made, there can be no assurance that all such assignments are fully effective, which may lead to unexpected costs or economic disadvantages and may harm our business, prospects, financial condition and results of operations. If any of our current or past employees, legal representatives of our legal entities or consultants obtain or retain ownership or co-ownership of any inventions or related intellectual property rights that we believe we own, we may lose valuable intellectual property rights and be required to obtain and maintain licenses from such employees or legal representatives of legal entities or consultants to such inventions or intellectual property rights, which may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain a license to any such employee’s, legal representatives of legal entities or consultant’s interest in such inventions or intellectual property rights, we may need to cease the development, manufacture, and commercialization of one or more of the products or solutions we may develop or may have developed. In addition, any loss of exclusivity of our intellectual property rights could limit our ability to stop others from using or commercializing similar or identical products and solutions. Any of the foregoing events could have a material adverse effect on our business, financial condition, prospects and results of operations.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In most countries, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest national filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, it is possible that patents protecting our product candidates might expire before or shortly after we commercialize those candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more U.S. patents that we license or may own in the future may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent per product may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, even if we were to seek a patent term extension, it may not be granted because of, for example, the failure to exercise due diligence during the testing phase or regulatory review process, the failure to apply within applicable deadlines, the failure to apply prior to expiration of relevant patents, or the failure to otherwise satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded under an extension request could be less than we request. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. If we are unable to obtain patent term extension or if the term of any requested extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, be able to enter the market sooner, and our revenue could be reduced, and our business, financial condition, prospects and results of operations could be materially harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest.

As of March 15, 2021, we have three registered trademarks relating to the Freeline name and stylized word in the United States, and corresponding trademark registrations have been obtained in some other jurisdictions. However, our pending and future trademark applications in the United States and other jurisdictions may not be allowed or may subsequently be opposed. Once filed and registered, our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Government Regulation

Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize our product candidates and the approval may be for a narrower indication than we seek.

We cannot commercialize a product candidate until the appropriate regulatory authorities have reviewed and approved the product candidate. The FDA must review and approve any new pharmaceutical or biological product before it can be marketed and sold in the United States. The FDA regulatory review and approval process, which includes evaluation of preclinical studies and clinical trials of a product candidate and proposed labeling, as well as the evaluation of the manufacturing process and manufacturers’ facilities, is lengthy, expensive and uncertain. To obtain approval, we must, among other things, demonstrate with substantial evidence from well-controlled clinical trials that the product candidate is both safe and effective for each indication where approval is sought. Even if our product candidates meet the FDA’s safety and efficacy endpoints in clinical trials, the FDA may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. The FDA has substantial discretion in the review and approval process and may refuse to file our application for substantive review or may determine after review of our data that our application is insufficient to allow approval of our product candidates. The FDA may require that we conduct additional preclinical studies, clinical trials or manufacturing validation studies and submit that data before it will reconsider our application. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process. A similar review must occur in the U.K. and EU, where similar uncertainties exist.

The FDA, MHRA, EMA or other regulatory authorities also may approve a product candidate for more limited indications than requested or may impose significant limitations in the form of narrow indications, warnings or a REMS/risk minimization measure. These regulatory authorities may require precautions or contraindications with respect to conditions of use or may grant approval subject to the performance of costly post-marketing clinical trials. In addition, the FDA, MHRA, EMA or other regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. Any of the foregoing scenarios could harm the commercial prospects for our product candidates and negatively impact our business, financial condition, results of operations and prospects.

Delays in obtaining regulatory approval of our manufacturing process and facility or disruptions in our manufacturing process may delay or disrupt our product development and commercialization efforts.

Before we can begin to commercially manufacture our product candidates, whether in a third-party facility or our own facility, if established, we must obtain regulatory approval from the FDA for our manufacturing process and any such facility. A manufacturing authorization must also be obtained from the appropriate regulatory authorities in the U.K. and European Union. In addition, we or a third-party manufacturer must typically pass a pre-approval inspection of the manufacturing facility by the FDA or other relevant authorities before our product candidates can obtain marketing approval. In order to obtain approval, we will need to ensure that all of our processes, methods and equipment are compliant with cGMP, and perform extensive audits of vendors, contract laboratories and suppliers. If any of our vendors, contract laboratories or suppliers are found to be noncompliant with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy the violation or to identify suitable replacement vendors. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. In complying with cGMP, we will be obligated to expend time, money and effort in production, recordkeeping and quality control to assure that our product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may not be permitted to sell any product candidate that we may develop.

If we or our third-party manufacturers fail to comply with applicable cGMP regulations, the FDA, MHRA, EMA and other regulatory authorities can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new product candidate or suspension or revocation of a pre-existing approval. Such an occurrence may cause our business, financial condition, results of operations and prospects to be harmed.

Additionally, if the supply from our third-party manufacturers is interrupted, there could be a significant disruption in commercial supply of our product candidates. We do not currently have a backup manufacturer of our product candidate supply for clinical trials or commercial sale. An alternative manufacturer would need to be qualified through a supplement to its regulatory filing, which could result in further delays. The regulatory authorities also may require additional clinical trials if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and could result in a delay in our desired clinical and commercial timelines.

If our competitors are able to obtain orphan drug exclusivity for products that constitute the same drug and treat the same indications as our product candidates, we may not be able to have competing products approved by applicable regulatory authorities for a significant period of time. In addition, even if we obtain orphan drug exclusivity for any of our product candidates, such exclusivity may not protect us from competition.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate products for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as having a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the European Commission, based on the scientific assessment by the EMA’s Committee for Orphan Medicinal Products, grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, orphan designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biologic product.

Although we have received orphan drug designation for FLT180a for the treatment of hemophilia B from the FDA in the United States and from the European Commission in the European Union and for FLT190 from the European Commission in the European Union, the designation of FLT180a or FLT190 as an orphan product does not guarantee that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as our product candidates prior to our product candidates receiving marketing approval and orphan exclusivity. For example, we are aware that Spark Therapeutics and uniQure were also granted orphan product designation by the European Commission and FDA for their product candidates for the treatment of hemophilia B. As a result, there can be no assurance that FLT180a will receive marketing approval or orphan exclusivity for the applicable period.

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the European Commission from approving another marketing application for a product that constitutes the same or similar drug treating the same indication for that marketing exclusivity period, except in limited circumstances. If another sponsor receives such approval before we do (regardless of our orphan drug designation), we may be precluded from receiving marketing approval for our product candidates for the applicable exclusivity period. The applicable period is seven years in the United States and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition. The most common approach to overcoming orphan exclusivity is to prove clinical superiority of the second-to-market therapy to the currently approved first-to-market product, and we may not be able to prove this to the extent necessary to overcome the exclusivity granted to the first-to-market-therapy.

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition. In the United States, even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer in a substantial portion of the target populations, more effective or otherwise makes a major contribution to patient care. In the European Union, marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

•

the second applicant can establish in its application that its medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior;

•	the holder of the marketing authorization for the original orphan medicinal product consents to a second orphan medicinal product application; or
•	the holder of the marketing authorization for the original orphan medicinal product cannot supply sufficient quantities of orphan medicinal product.

We may seek priority review designation for one or more of our product candidates, but we might not receive such designation, and even if we do, such designation may not lead to a faster regulatory review or approval process.

If the FDA determines that a product candidate offers a treatment for a serious condition and, if approved, the product would provide a significant improvement in safety or effectiveness, the FDA may designate the product candidate for priority review. Sponsors may also obtain a priority review voucher upon approval of a BLA for certain qualifying diseases and conditions that can be applied to a subsequent BLA submission. A priority review designation means that the goal for the FDA to review an application is six months after the FDA accepts the application for filing, rather than the standard review period of ten months after acceptance for filing. We may request priority review for our product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, in particular if such product candidate has received a Breakthrough Therapy designation or regenerative medicine advanced therapy, or RMAT, designation, the FDA may decide not to grant it. Moreover, a priority review designation does not result in expedited development and does not necessarily result in expedited regulatory review or approval process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or at all.

Even if we obtain regulatory approval for a product candidate, our product candidates will remain subject to regulatory oversight.

Even if we obtain regulatory approval for our product candidates, they will be subject to ongoing regulatory requirements for manufacturing, distribution, labeling, packaging, storage, advertising, promotion, sampling, recordkeeping and submission of safety and other post-market information. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the quality, safety and efficacy of the product. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. FDA guidance advises that patients treated with some types of gene therapy undergo follow-up observations for potential adverse events for as long as 15 years. The holder of an approved BLA also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. In addition, the holder of a BLA must comply with the FDA’s advertising and promotion requirements, such as those related to the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling, known as “off-label use.” Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the BLA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or if a regulatory authority disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of our product candidates, a regulatory or enforcement authority may:

•	issue a warning letter asserting that we are in violation of the law;
•	seek an injunction or impose administrative, civil or criminal penalties or monetary fines;
•	suspend and/or revoke regulatory approval;
•	suspend any ongoing clinical trials;
•	refuse to approve a pending BLA or comparable foreign marketing application (or any supplements thereto) submitted by us or our strategic partners;
•	restrict the marketing or manufacturing of the product;
•	seize or detain the product or otherwise require the withdrawal of the product from the market;
•	refuse to permit the import or export of the product; or
•	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and adversely affect our business, financial condition, results of operations and prospects.

In addition, the FDA’s policies, and those of the MHRA, EMA and other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would negatively impact our business, financial condition, results of operations and prospects.

For instance, in response to the COVID-19 pandemic, in March 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products while local, national and international conditions warrant. In July 2020, the FDA announced its goal of restarting domestic on-site inspections during the week of July 20 but the ability to sustain such activities will depend on data about the virus’ trajectory in a given state and locality and the rules and guidelines that are put in place by state and local governments. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections. In addition, during the COVID-19 pandemic, shifting of FDA staff resources to COVID-19 related reviews has the potential to impact review timelines for marketing applications for non-COVID-19 products. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities.

In addition, on March 27, 2020, Congress enacted the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act. Among other provisions, the CARES Act made a number of changes to the United States Federal Food, Drug, and Cosmetic Act, or FDCA, aimed at preventing drug shortages. Similarly, the FDA has issued a number of guidance documents describing the agency’s expectations for how drug manufacturers should comply with various FDA requirements during the pandemic, including with respect to conducting clinical trials, distributing drug samples, and reporting post-marketing adverse events. Moreover, as a result of the COVID-19 pandemic, there has been increasing political and regulatory scrutiny of foreign-sourced drugs and foreign drug supply chains, resulting in proposed and enacted legislative and executive actions, including Executive Orders, to incentivize or compel drug manufacturing operations to relocate to the United States. Such actions may have an adverse impact on our business and operations.

Even if we obtain and maintain approval for our product candidates in a major pharmaceutical market such as the United States, we may never obtain approval for our product candidates in other major markets.

In order to market any products in a country or territory, we must establish and comply with numerous and varying regulatory requirements of such countries or territories regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking regulatory approvals in all major markets could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials, which would be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates in those countries. Satisfying these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We currently do not have any product candidates approved for sale in any jurisdiction, whether in the United States, Europe or any other international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be compromised.

The withdrawal of the United Kingdom from the European Union, commonly referred to as “Brexit,” may adversely impact our ability to obtain regulatory approvals of our product candidates in the European Union, or the United Kingdom, result in restrictions or imposition of taxes and duties for importing our product candidates into the European Union or the United Kingdom, and may require us to incur additional expenses in order to develop, manufacture and commercialize our product candidates in the European Union or the United Kingdom.

The United Kingdom is a major market for pharmaceutical products. Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed to by the United Kingdom and the European Union, the United Kingdom entered into a transition period until December 31, 2020, or the Transition Period, during which the United Kingdom remained within the European Union single market and customs union and European Union rules continued to apply in the United Kingdom. On December 30, 2020, the United Kingdom and European Union signed a trade and cooperation agreement, or the Trade and Cooperation Agreement, which includes an agreement on free trade between the two parties.

As a result of Brexit, the EMA, formerly situated in London, relocated to Amsterdam in March 2019. The relocation continues to interrupt current administrative routines and occupy resources, which may generally adversely affect our dealings with the EMA. Further, there is considerable uncertainty resulting from a lack of precedent and the complexity of the United Kingdom and EU’s intertwined legal regimes as to how Brexit (following the Transition Period) will impact the life sciences industry in Europe, including our company, including with respect to ongoing or future clinical trials. Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is derived from EU directives and regulations, the withdrawal could materially impact the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom or the European Union. The impact will largely depend on the implementation and interpretation of the model and means by which the United Kingdom’s relationship with the European Union is governed post-Brexit, and on the location of the manufacture and supply of our products. For example, following the Transition Period, Great Britain is no longer covered by the centralized procedures for obtaining EU-wide marketing authorization from the European Commission (although Northern Ireland remains part of the procedure) and a separate process for authorization of drug products, including our product candidates, now operates in the United Kingdom (although the United Kingdom will take decisions of the European Commission into account when considering authorization of products in Great Britain). As a result, we cannot predict the practical impact that Brexit will have on (i) the marketing of pharmaceutical products, (ii) the process to obtain regulatory approval in the United Kingdom for product candidates and the relationship with the European system and authorizations, or (iii) the operation of the award of protections and exclusivities that are part of the U.K. and EU legal framework (for instance Regulatory Data Protection, Supplementary Protection Certificates, Pediatric Extensions or Orphan exclusivity). Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom or the European Union and restrict our ability to generate revenue and achieve and sustain profitability.

There have been reports of disrupted imports and exports due to Brexit and the change in administration in crossing the border into and out of the U.K. Continued or sustained delays in delivery of any materials necessary for our clinical supply on a timely basis, or at all, due to Brexit could result in significant delays in our manufacturing, clinical and research operations.

In addition, we may be required to pay taxes or duties or be subjected to other hurdles or costs in connection with the importation of our product candidates into the European Union or the United Kingdom, or we may incur expenses in establishing a manufacturing facility in the European Union in order to circumvent such hurdles. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom or the European Union for our product candidates, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business.

As a result of Brexit, other European countries may seek to conduct referenda with respect to their continuing membership with the European Union. Given these possibilities and others we may not anticipate, as well as the absence of comparable precedent, it is unclear what financial, regulatory and legal implications the withdrawal of the United Kingdom from the European Union would have and how such withdrawal would affect us, and the full extent to which our business could be adversely affected.

We may seek a conditional marketing authorization in Europe for some or all of our current product candidates, but we may not be able to obtain or maintain such designation.

As part of its marketing authorization process, the European Commission may grant marketing authorizations for certain categories of medicinal products on the basis of less complete data than is normally required, when doing so may meet unmet medical needs of patients and serve the interest of public health. In such cases, it is possible for the EMA’s Committee for Medicinal Products for Human Use, or CHMP, to recommend the granting of a marketing authorization, subject to certain specific obligations to be reviewed annually, which is referred to as a conditional marketing authorization. This may apply to medicinal products for human use that are approved by the European Commission, including those that aim at the treatment, the prevention, or the medical diagnosis of seriously debilitating or life-threatening diseases and this includes those designated as orphan medicinal products.

A conditional marketing authorization may be granted when the European Commission, on the basis of the scientific opinion of the CHMP, finds that, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, all the following requirements are met:

•	the risk-benefit balance of the medicinal product is positive;
•	it is likely that the applicant will be in a position to provide the comprehensive clinical data;
•	unmet medical needs will be fulfilled; and
•	the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data is still required.

The granting of a conditional marketing authorization is restricted to situations in which only the clinical part of the application is not yet fully complete. Incomplete preclinical or quality data may only be accepted if duly justified and only in the case of a product intended to be used in emergency situations in response to public health threats. Conditional marketing authorizations are valid for one year, on a renewable basis. The holder will be required to complete ongoing trials or to conduct new trials with a view to confirming that the benefit-risk balance is positive. In addition, specific obligations may be imposed in relation to the collection of pharmacovigilance data.

Granting a conditional marketing authorization allows medicines to reach patients with unmet medical needs earlier than might otherwise be the case and will ensure that additional data on a product is generated, submitted, assessed and acted upon. Although we may seek a conditional marketing authorization for one or more of our product candidates, the European Commission, on the basis of the scientific opinion of the EMA’s CHMP may ultimately not agree that the requirements for such conditional marketing authorization have been satisfied and hence delay the commercialization of our product candidates.

Healthcare legislative reform measures may have a negative impact on our business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, changed the way Medicare covers and pays for pharmaceutical products. The MMA expanded Medicare coverage for outpatient drug purchases by adding a new Medicare Part D program and introduced a new reimbursement methodology based on average sales prices for Medicare Part B physician-administered drugs. In addition, the MMA authorized Medicare Part D prescription drug plans to limit the number of drugs that will be covered in any therapeutic class in their formularies. The MMA’s cost reduction initiatives and other provisions could decrease the coverage and price that we receive for any approved products. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors. Similar regulations or reimbursement policies may be enacted in international markets which could similarly impact our business.

In March 2010, the PPACA was passed, which has substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The PPACA, among other things: (i) addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; (ii) increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (iii) establishes annual fees and taxes on manufacturers of certain branded prescription drugs; (iv) expands the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; and (v) establishes a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Additionally, in the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biologic products that are demonstrated to be “highly similar” (biosimilar) or “interchangeable” with an FDA-approved biologic product. This new pathway could allow competitors to reference data from biologic products already approved after twelve years from the time of approval. This could expose us to potential competition by lower-cost biosimilars even if we commercialize a product candidate faster than our competitors. Moreover, the creation of this abbreviated approval pathway does not preclude or delay a third party from pursuing approval of a competitive product candidate via the traditional approval pathway based on their own clinical trial data.

Additional changes that may affect our business include those governing enrollment in federal healthcare programs, reimbursement changes, rules regarding prescription drug benefits under the health insurance exchanges and fraud and abuse and enforcement. For example, in order for our products to be eligible for payment under Medicare Part B and Medicaid, if and when approved, we will be required to enter into a Medicaid Drug

Rebate Agreement, a 340B Pharmaceutical Pricing Agreement, and agreements with the Department of Veterans Affairs related to Federal Supply Schedule pricing. These programs have various requirements, including calculation and submission of pricing data pursuant to complex statutory, regulatory, and sub-regulatory guidance. The guidance governing such calculations is not always clear. Specifically related to the Medicaid Drug Rebate Program, on February 1, 2016, CMS issued a Final Rule implementing the Medicaid Drug Rebate provisions of the PPACA. To comply with these requirements, manufacturers are permitted to adopt reasonable assumptions where law, regulation, and guidance do not address specific participation issues, which in turn may impact the level of rebates owed under the program. Additionally, CMS issued a new rule on December 21, 2020 that also significantly alters a number of Medicaid Drug Rebate Program requirements, including, effective January 1, 2023, a change in the way that manufacturers calculate Best Price in relation to certain patient support programs, including coupons, which also may result in an increase in Medicaid rebates following the time that we commercialize a product. Compliance with the various requirements of these pricing programs can require significant investments in personnel, systems, and resources. Failure to calculate prices properly, report timely, or offer required discounts or rebates could subject us to substantial penalties or dispute resolution mechanisms.

Continued implementation of the PPACA and the passage of additional laws and regulations may result in the expansion of new programs such as Medicare payment for performance initiatives, and may impact existing government healthcare programs, such as by improving the physician quality reporting system and feedback program. For each state that does not choose to expand its Medicaid program, there likely will be fewer insured patients overall, which could impact the sales, business and financial condition of manufacturers of branded prescription drugs. Where patients receive insurance coverage under any of the new options made available through the PPACA, manufacturers may be required to pay Medicaid rebates on that resulting drug utilization. The U.S. federal government also has announced delays in the implementation of key provisions of the PPACA. The implications of these delays for our business and financial condition, if any, are not yet clear.

Since its enactment, some of the provisions of the PPACA have yet to be fully implemented, while certain provisions have been subject to judicial, congressional, and executive challenges. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the PPACA. The Trump Administration took executive actions to undermine or delay the implementation of the PPACA, but these were rescinded by the Biden Administration. Further, on June 14, 2018, the U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay to third-party payors more than $12 billion in PPACA risk corridor payments that they argued were owed to them. This decision was appealed to the U.S. Supreme Court, which on April 27, 2020, reversed the U.S. Court of Appeals for the Federal Circuit’s decision and remanded the case to the U.S. Court of Federal Claims, concluding the government has an obligation to pay these risk corridor payments under the relevant formula. It is not clear what effect this result will have on our business, but we will continue to monitor any developments. While Congress has not passed comprehensive repeal legislation to date, it has enacted laws that modify certain provisions of the PPACA, such as the Tax Cuts and Jobs Act of 2017, or TCJA, which decreased, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, commonly referred to as the “individual mandate,” to $0. On December 14, 2018, a federal district court in Texas ruled the individual mandate is a critical and inseverable feature of the PPACA, and therefore, because it was repealed as part of the TCJA, the remaining provisions of the PPACA are invalid as well. The prior Trump Administration and CMS both stated that the ruling had no immediate effect, and on December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional, and remanded the case to the lower court to reconsider its earlier invalidation of the full PPACA. An appeal was taken to the United States Supreme Court, which heard oral arguments in the case on November 10, 2020. A ruling is expected in 2021. However, in February 2021, the Biden Administration notified the Supreme Court that it was not supporting the prior Trump Administration position and urged the Supreme Court to uphold the provisions of the PPACA. We cannot predict what effect further changes to the PPACA would have on our business. Pending review, the PPACA remains in effect, but it is unclear at this time what effect the latest ruling will have on the status of the PPACA. Litigation and legislation over the PPACA are likely to continue, with unpredictable and uncertain results.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on nonexempt medical devices. However, on December 20, 2019, President Trump signed into law the Further Consolidated Appropriations Act (H.R. 1865), which repeals the Cadillac tax, the health insurance provider tax, and the medical device excise tax. It is impossible to determine whether similar taxes could be instated in the future. The Bipartisan Budget Act of 2018, also amended the PPACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On January 2, 2013, the American Taxpayer Relief Act of 2012, or ATRA, was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. However, the Medicare sequester reductions under the Budget Control Act will be suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic.

Moreover, CMS published a final rule permitting further collections and payments to and from certain PPACA qualified health plans and health insurance issuers under the PPACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. In addition, CMS has recently published a final rule that would give states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the PPACA for plans sold through such marketplaces. Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs to enable the government to negotiate prices for drugs covered under Medicare, including H.R. 3 which passed the House, and revise rules associated with the calculation of Medicaid Average Manufacturer Price and Best Price, including potentially removing the current statutory 100% of Average Manufacturer Price per-unit cap on Medicaid rebate liability, which may significantly affect the amount of rebates paid on prescription drugs under Medicaid when we commercialize products. At the federal level, the White House’s budget for fiscal years 2019 and 2020 contain further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low income patients. Additionally, the White House released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. HHS has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. In 2020, President Trump announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. On September 24, 2020, HHS and FDA implemented a final rule allowing for the commercial importation of certain prescription drugs from Canada through FDA-authorized, time-limited programs. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The Biden Administration subsequently delayed the implementation of this portion of the rule from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. The implementation of the remainder of the rule has been delayed until January 1, 2023, pending review by the Biden administration. On November 20, 2020, CMS issued an interim final rule implementing former President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. However, it is unclear whether the Biden Administration will seek to reverse these measures or pursue similar policy initiatives.

Further, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for our product candidates, once approved, or put pressure on our product pricing.

Our ability to generate revenue from product candidates could be adversely affected by changes in healthcare spending and policy in the United States and abroad. In the United States, the European Union and other potentially significant markets for our product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medicinal products and services, particularly for new and innovative products and therapies, which has resulted in lower average selling prices and delays to reimbursement coverage. Furthermore, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies and pricing in general.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for our product candidates, if we obtain regulatory approval;
•	our ability to set a price that we believe is fair for our product candidates;
•	our ability to generate revenue and achieve or maintain profitability;
•	the level of taxes that we are required to pay; and
•	the availability of capital.

We expect that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or the Bribery Act, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations prospects and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by the United Kingdom, United States or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition and prospects.

Our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, or FCA, which may constrain the business or financial arrangements and relationships through which such companies sell, market and distribute biopharmaceutical products. In particular, the research of our product candidates, as well as the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commissions, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The applicable federal, state and foreign healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to:

•

the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for either the referral of an individual, or the purchase, lease, order, or recommendation or arrangement for the purchase, lease, order, or recommendation of a good, facility, item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers on the other. The PPACA amended the intent requirement of the federal Anti-Kickback Statute, such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, a claim submitted for payment to any federal health care program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

•

federal civil and criminal false claims laws, including the FCA, and civil monetary penalty laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other government payors that are false, fictitious or fraudulent; knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute or certain marketing practices, including off-label promotion, may implicate the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit, among other things, a person from knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers, and by their respective business associates, those independent contractors or agents of covered entities that perform certain functions or activities that involve the creation, use, receipt, maintenance or disclosure of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•

federal transparency laws, including the federal Physician Payment Sunshine Act and its implementing regulations, that require certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the CMS information related to: (i) payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals and (ii) ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and
•

analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by third-party payors, including private insurers, and may be broader in scope than their federal equivalents; state and foreign laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and foreign laws that require drug manufacturers to report and publicly disclose information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; state and local laws that require the registration of biopharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, reputational harm, individual imprisonment, and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, reputational harm, and we may be required to curtail or restructure our operations, any of which could adversely affect our ability to operate our business and our results of operations. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Any action for violation of these laws, even if successfully defended, could cause a biopharmaceutical manufacturer to incur significant legal expenses and divert management’s attention from the operation of the business. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect business in an adverse way.

The provision of benefits or advantages to healthcare professionals to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the U.K. and EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of the U.K. and EU Member States and industry-wide Codes of Practice. Infringement of these laws could result in substantial fines and imprisonment. Payments made to healthcare professionals in the U.K. and EU Member States must be publicly disclosed. Moreover, agreements with healthcare professionals often must be the subject of prior notification and approval by the healthcare professional’s employer, his or her competent professional organization and/or the regulatory authorities of the U.K. or individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the U.K. or EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

Our internal information technology systems, or those of our third-party vendors, contractors, or consultants, may fail or suffer security breaches, loss or leakage of data, and other disruptions, which could result in a material disruption of our services, compromise sensitive information related to our business, or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

We are increasingly dependent upon information technology systems, infrastructure, and data to operate our business. In the ordinary course of business, we collect, store, and transmit confidential information (including but not limited to intellectual property, proprietary business information, and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors and other contractors and consultants who have access to our confidential information.

Despite the implementation of security measures, given the size and complexity of our internal information technology systems and those of our third-party vendors and other contractors and consultants, and the increasing amounts of confidential information that they maintain, such information technology systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war, and telecommunication and electrical failures. Such information technology systems are additionally vulnerable to security breaches from inadvertent or intentional actions by our employees, third-party vendors, contractors, consultants, business partners, and/or other third parties, or from cyberattacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). Any of the foregoing may compromise our system infrastructure, or that of our third-party vendors and other contractors and consultants or lead to data leakage. The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or those of our third-party vendors and other contractors and consultants, or inappropriate disclosure of confidential or proprietary information, we could incur liability and reputational damage and the further development and commercialization of our product candidates could be delayed, as well as enforcement by the competent authorities in the EU Member States and elsewhere if the confidentiality and/or security of personal data are compromised (see “—We are subject to a variety of stringent privacy and data laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and our failure to comply with them, or changes in, such laws, regulations, policies and contractual obligations could adversely affect our business.”). The costs related to significant security breaches or disruptions could be material and exceed the limits of the cybersecurity insurance we maintain against such risks. If the information technology systems of our third-party vendors and other contractors and consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

We cannot assure you that our cybersecurity efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems, or those of our third-party vendors and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations, compliance with the applicable data protection and/or privacy legislation, financial condition or prospects. For example, if such an event were to occur and cause interruptions in our operations, or those of our third-party vendors and other contractors and consultants, it could result in a material disruption or delay of the development of our product candidates. Furthermore, significant disruptions of our internal information technology systems or those of our third-party vendors and other contractors and consultants, or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information, and personal information), which could result in financial, legal, business, enforcement and reputational harm to us. For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our customers or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability and/or regulatory investigation/enforcement under laws and regulations that protect the privacy and security of personal information, which could result in significant legal, regulatory and financial exposure and reputational damages that could potentially have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to a variety of stringent privacy and data laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and our failure to comply with them, or changes in, such laws, regulations, policies and contractual obligations could adversely affect our business.

We maintain a large quantity of sensitive information, including confidential business and personal data, and are subject to privacy and data protection laws and regulations that apply to the collection, transmission, storage and use of personally identifying information, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure, protection and security of personal information, including federal and state health information privacy laws, federal and state security breach notification laws, and federal and state consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. In particular, regulations promulgated pursuant to HIPAA, establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. While we are not currently subject to HIPAA, we may in the future be required to comply with HIPAA, which may increase our compliance costs and potential liability.

If we are unable to properly protect the privacy and security of protected health information, we could be found to have breached our contracts. Further, if we fail to comply with applicable privacy laws, we can suffer financial liability and reputational harm. In addition, responses to enforcement activity can consume significant internal resources. Furthermore, state attorneys general are authorized under certain statutes to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. We cannot be sure how these regulations will be interpreted, enforced or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems.

Data privacy remains an evolving landscape at both the domestic and international level, with new laws and regulations being proposed or coming into effect. For example, in June 2018 the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which went into effect on January 1, 2020 and requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, allow consumers to opt out of certain data sharing with third parties and provide a new cause of action for data breaches. Additionally, California voters approved a new privacy law, the California Privacy Rights Act, or CPRA, in the November 3, 2020 election. Effective starting on January 1, 2023, the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. At this time, we are not subject to CCPA or CPRA. If these laws become applicable in the future, the CCPA and CPRA will impose new and burdensome privacy compliance obligations on our business and will raise new risks for potential fines and class actions.

In addition, on May 25, 2018, the EU’s General Data Protection Regulation (EU) 2016/679, or the GDPR, became applicable, replacing data protection laws issued by each EU member state based on the Directive 95/46/EC, or the Directive. Unlike the Directive, which needed to be transposed at a national level, the GDPR text is directly applicable in each EU member state, resulting in a more uniform application of data privacy laws across the EU. The GDPR governs the collection, use, disclosure, transfer or other processing of personal data.

Among other things, the GDPR imposes requirements regarding the security of personal data and mandatory personal data breach notifications, imposes strict rules on the lawful bases on which personal data can be processed, expands the definition of personal data, sets out even stricter rules for the processing of sensitive personal data (including health and genetic data) and requires changes to informed consent forms or documentation, as well as more detailed notices for clinical trial subjects, investigators and other individuals. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing activities and policies documenting compliance. It requires data controllers to implement more stringent operational requirements for processors and controllers of personal data, including, for example, mandatory and detailed data processing agreements with data processors, transparent and expanded disclosure to data subjects (in a concise, intelligible and easily accessible form) about how their personal information is to be used, imposes limitations on retention of personal data, increases requirements pertaining to health data and pseudonymized (i.e., key-coded) data, and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities, while establishing rights for individuals with respect to their personal data, including rights of access and deletion in certain circumstances. In addition, the GDPR increases the scrutiny of transfers of personal data from clinical trial sites located in the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, and the United Kingdom, including the United States. For example, in 2016, the European Union and United States agreed to a transfer framework for data transferred from the European Union to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union, or CJEU. While the CJEU confirmed the validity of the standard contractual clauses, which are another mechanism for transfer of personal data outside the EEA, the CJEU held that these clauses are not sufficient in themselves in the case of transfers of personal data to the U.S. and the data exporter and data importer must adopt additional safeguards to ensure compliance with the GDPR when transferring personal data to the U.S. Moreover, the standard contractual clauses issued by the European Commission for the transfer of personal data may be invalidated by the courts in the United Kingdom in all or certain circumstances. It remains to be seen whether these standard contractual clauses will remain available, how the regulatory guidance issued in the EU concerning the additional safeguards will be implemented in practice and whether additional means for lawful data transfers will become available. The GDPR imposes substantial fines for breaches and violations (the greater of €20 million or 4% of global turnover), and also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. The GDPR provides that EU Member States may introduce further conditions, including limitations, to make their own further laws and regulations limiting the processing of genetic, biometric, or health data, which could limit our ability to collect, use and share European data, or could cause our compliance costs to increase, ultimately having an adverse impact on our business, financial condition, results of operations or prospects. We are required to implement measures and ongoing compliance strategies to comply with the terms of the GDPR and applicable national data protection and privacy laws, which may create additional costs and expenses for our business. In addition, we may have indemnification obligations in respect of, or be required to pay the expenses relating to, any litigation or action as a result of any purported breach of the GDPR.

The United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and EU, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. Pursuant to the Trade and Cooperation Agreement, which went into effect on January 1, 2021, the United Kingdom and EU agreed to a specified period during which the United Kingdom will be treated like an EU member state in relation to processing and transfers of personal data for four months from January 1, 2021. This period may be extended by two further months. Unless the European Commission makes an “adequacy finding” in respect of the United Kingdom before the expiration of such specified period, the United Kingdom will become an “inadequate third country” under the GDPR and transfers of data from the EEA to the United Kingdom will require a “transfer mechanism,” such as the standard contractual clauses. While the European Commission has issued a draft adequacy finding concerning the U.K. in February 2021, this finding would need to be reviewed and approved by the European Data Protection Board and the formal decision adopted by the European Commission before the end of the above-mentioned six-month period. Furthermore, following the expiration of the specified period, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and EEA. In addition, as of January 1, 2021, the U.K.’s independent data protection regulator, the Information Commissioner’s Office, or ICO will not be able to be our “lead supervisory authority” in respect of any “cross border processing” for the purposes of the GDPR. In the event that we are unable to, and/or do not, designate a lead supervisory authority in an EEA member state, we would not be able to benefit from the GDPR’s “one stop shop” mechanism. Amongst other things, this would mean that, in the event of a violation of the GDPR affecting data subjects across the United Kingdom and the EEA, we could be investigated by, and ultimately fined by the ICO and the supervisory authority in each and every EEA member state where data subjects have been affected by such violation. Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data.

Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. If we fail to comply with any such laws or regulations, we may face significant government-imposed fines and penalties or orders requiring that we change our practices, claims for damages or other liabilities, regulatory investigations and enforcement action, litigation and significant costs for remediation, any of which could adversely affect our business, financial condition, results of operations and prospects. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business, financial condition, results of operations or prospects.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur substantial costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the generation, handling, use, storage, treatment, manufacture, transportation and disposal of, and exposure to, hazardous materials and wastes, as well as laws and regulations relating to occupational health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biologic materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes and/or make use of waste disposal infrastructure at our leased facilities. We cannot completely eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

Although we maintain workers’ compensation insurance for certain costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for toxic tort claims that may be asserted against us in connection with our storage or disposal of biologic, chemical or hazardous materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations, which have tended to become more stringent over time. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities, which could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Our Employee Matters, Managing our Growth and Other Risks Relating to Our Business Operations

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

We are highly dependent on members of our executive team, the loss of whose services may adversely impact the achievement of our objectives and operations. While we have entered into employment agreements with each of our executive officers, any of them could leave our employment at any time. Further, while we expect to engage in an orderly transition process as we continue to integrate our recently appointed Chief Executive Officer, Theresa Heggie, we face a variety of risks and uncertainties relating to management transition, including diversion of management attention from business concerns, failure to retain other key personnel or loss of institutional knowledge. In addition, the loss of the services of any of our executive officers, other key employees and other scientific and medical advisors, and an inability to find suitable replacements could result in delays in product development and harm our business.

The unexpected loss of service of one or more of our key employees and the failure to transfer knowledge and effect a smooth transition might impede the achievement of our research, development and commercialization objectives, and may have an adverse impact on our business, resulting from the loss of such person’s knowledge of our business and years of experience in gene therapy research. The inability to effectively manage key employee transitions and management changes in the future may have an adverse effect on our future business and reputation.

Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, also will be critical to our success. There currently is a shortage of skilled individuals with substantial gene therapy experience, which is likely to continue. As a result, competition for skilled personnel, including in gene therapy research and vector manufacturing, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for individuals with similar skill sets. In addition, failure to succeed in preclinical studies or clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have an adverse effect on our business, financial condition, results of operations and prospects.

We conduct our operations at our facilities in Stevenage (U.K.), Munich (Germany), Boston and New York (U.S.). The U.K., Germany and U.S. are headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. Changes to U.K., German, EU or U.S. immigration and work authorization laws and regulations, including those that restrain the flow of scientific and professional talent, can be significantly affected by political forces and levels of economic activity. Our business may be materially adversely affected if legislative or administrative changes to immigration or visa laws and regulations impair our hiring processes and goals or projects involving personnel who are not U.K., EU or U.S. citizens.

In addition, COVID-19 could affect our employees or the employees of companies with which we do business, including our suppliers and CMOs, thereby disrupting our business operations. Quarantines and travel restrictions imposed by governments in the jurisdictions in which we and the companies with which we do business operate could materially impact the ability of employees to access preclinical and clinical sites, laboratories, manufacturing sites and offices. We have implemented work-at-home policies and policies to provide safe working conditions in our laboratories and production areas. As a result, we may experience limitations in employee resources and productivity in our laboratory and production operations. Our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay, or otherwise adversely impact our business. In addition, this could increase our cybersecurity risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with regulators, research or clinical trial sites, manufacturing sites and our third-party contractors.

If we are unable to manage expected growth in the scale and complexity of our operations, our performance may suffer.

If we are successful in executing our business strategy, we will need to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our research and development activities and, in the longer term, build a commercial infrastructure to support commercialization of any of our product candidates that are approved for sale. It is likely that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and any future product candidates requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas and to attract and retain sufficient numbers of talented employees. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;
•

managing our internal development efforts effectively, including the clinical and FDA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities. We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our research, development and growth goals.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with FDA, MHRA or EMA regulations or the regulations applicable in other jurisdictions, provide accurate information to the FDA, MHRA, EMA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA, MHRA, EMA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation.

We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant criminal, civil and administrative sanctions, such as monetary penalties, damages, fines, disgorgement, individual imprisonment, and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, reputational harm, and we may be required to curtail or restructure our operations.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any product candidate that we may develop.

We face an inherent risk of product liability as a result of the planned clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates that receive marketing approvals, if any. Even successful defenses would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for any product candidate that we may develop;
•	loss of revenue;
•	substantial monetary awards to trial participants or patients;
•	initiation of investigations by regulators;
•	significant time and costs to defend the related litigation;
•	a diversion of management’s time and our resources;
•	withdrawal of clinical trial participants;
•	recalls, withdrawals or labeling, marketing or promotional restrictions of our product candidates that receive marketing approvals, if any;
•	the inability to commercialize any product candidates that we may develop;
•	exhaustion of any available insurance and our capital resources;
•	injury to our reputation and significant negative media attention; or

•	a decline in our ADS price.

Although we maintain product liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We anticipate that we may need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any product candidate. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

As a company based outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.

As a company based in the United Kingdom, our business is subject to risks associated with conducting business outside of the United States. Many of our suppliers and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
•	differing and changing regulatory requirements for product approvals;
•	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
•	potentially reduced protection for intellectual property rights;
•

difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	changes in non-U.S. regulations and customs, tariffs and trade barriers;
•	changes in non-U.S. currency exchange rates of the pound sterling, U.S. dollar, euro and currency controls;
•	changes in a specific country’s or region’s political or economic environment, including the implications of the withdrawal of the United Kingdom from the European Union;
•	trade protection measures, import or export licensing requirements or other restrictive actions by governments;
•	differing reimbursement regimes and price controls in certain non-U.S. markets;
•	negative consequences from changes in tax laws;
•

compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under our share option schemes or equity incentive plans;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;
•

litigation or administrative actions resulting from claims against us by current or former employees or consultants individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct;

•	difficulties associated with staffing and managing international operations, including differing labor relations;
•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

Owing to the international scope of our operations, fluctuations in exchange rates, particularly between the pound sterling and the U.S. dollar, may adversely affect us. Although we are based in the United Kingdom, we source research and development, manufacturing, consulting and other services from the United States and the European Union. Further, potential future revenue may be derived from abroad, particularly from the United

States. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates not only between the pound sterling and the U.S. dollar, but also the euro, which may have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Earthquakes or other natural disasters could severely disrupt our operations, and those of our CROs, CMOs and other contractors and consultants, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. We rely on third-party manufacturers to produce our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Ownership of Our Securities

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as holder of ADSs. Any indebtedness we incur would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our shareholders. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs to decline and existing shareholders may not agree with our financing plans or the terms of such financings. If we raise additional funds through strategic partnerships, collaborations, and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, technologies or our product candidates, or grant licenses on terms unfavorable to us.

The price of our ADSs may be volatile and may fluctuate due to factors beyond our control.

The trading price of our ADSs has fluctuated and is likely to continue to fluctuate significantly. The market price of our ADSs depends on a number of factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this Item 3.D“Risk Factors” section and elsewhere in this Annual Report, these factors include:

•	the commencement, enrollment or results of our planned and future clinical trials;
•	the loss of any of our key scientific or management personnel;
•	announcements of the failure to obtain regulatory approvals or receipt of warning letters from the FDA, MHRA, EMA or other regulatory agency;
•	announcements of undesirable restricted labeling indications or patient populations, or changes or delays in regulatory review processes;
•	announcements of innovations or new products by us or our competitors;
•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	changes or developments in laws or regulations applicable to our product candidates;
•	any adverse changes to our relationship with licensors, collaborators, manufacturers or suppliers;
•	the failure of our testing and clinical trials;
•	unanticipated safety concerns;
•	the failure to retain our existing, or obtain new, collaboration partners;
•	announcements concerning our competitors or the pharmaceutical industry in general;
•	the achievement of expected product sales and profitability;
•	the failure to obtain reimbursements for our product candidates or price reductions;
•	manufacture, supply or distribution shortages;
•	actual or anticipated fluctuations in our operating results;
•	our cash position;
•	changes in financial estimates or recommendations by securities analysts;
•	potential acquisitions;
•	the trading volume of our ADSs on The Nasdaq Global Select Market;
•	sales of our ADSs by us, our executive officers and directors or our shareholders in the future;
•	general economic, political, and market conditions and overall fluctuations in the financial markets in the United States or the United Kingdom; and
•	changes in accounting principles.

In addition, the stock market in general, and The Nasdaq Global Select Market and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause the price of our ADSs to decline rapidly and unexpectedly.

The significant share ownership position of our executive officers, directors and principal shareholders may limit your ability to influence corporate matters.

As of December 31, 2020, our shareholders who owned more than 5% of our outstanding ordinary shares, including entities affiliated with Syncona, in the aggregate, beneficially owned ordinary shares representing approximately 71% of our outstanding share capital. In particular, entities affiliated with Syncona, in the aggregate, beneficially owned ordinary shares representing approximately 53% of our outstanding share capital as of December 31, 2020.

As a result, if these shareholders, and particularly shareholders affiliated with Syncona, were to choose to act together, they would be able to control all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

•	delay, defer or prevent a change in control;
•	entrench our management and the board of directors; or
•	impede a merger, consolidation, takeover or other business combination involving us that other shareholders may desire.

The interests of our shareholders who own more than 5% of our ordinary shares, including shareholders associated with Syncona, may not in all cases be aligned with the interests of holders of our ordinary shares. In addition, such shareholders and their affiliates may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment in us, even though such transactions might involve risks to you. Any of these consequences could adversely affect the market price of our ADSs.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

Additional sales of our ADSs, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2020, we had 35,854,945 shares of common stock outstanding, and shareholders owning 5% or more of our outstanding common stock and our management team collectively owned 27,723,027 shares of our common stock, or approximately 77.3% of our total outstanding shares. Such shares, as well as shares held by our employees and others are eligible for sale in the public market to the extent permitted by Rule 144 and Rule 701 under the Securities Act. Further issuance by us of additional ADSs or sales by our large shareholders or members of our management team of ADSs in the public market, or the market perception that such sales may occur could adversely affect the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the U.K. Companies Act 2006, or the Companies Act, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.

Because we do not anticipate paying any cash dividends on our ADSs in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

Under current English law, a company’s accumulated realized profits, to the extent they have not been previously utilized by distribution or capitalization, must exceed its accumulated realized losses, to the extent that they have not been previously written off in a reduction or reorganization of capital duly made, before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. In addition, as a public limited liability company in England, we are only able to make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

We have not paid dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, the price of our ADSs and trading volume could decline.

The trading market for our ADSs is influenced by the research and reports that industry or securities analysts publish about us or our business. As a newly public company, we have only limited research coverage by equity research analysts with four covering analysts as of March 24, 2021. Equity research analysts may elect not to provide research coverage of our ADSs, and such lack of research coverage may adversely affect the market price of our ADSs. Even if we have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our ADSs could decline if one or more equity research analysts downgrade our ADSs or issue other unfavorable commentary or research about us. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ADSs could decrease, which in turn could cause the trading price or trading volume of our ADSs to decline.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

We intend to continue to evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary drugs, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;
•	the assumption of additional indebtedness or contingent liabilities;
•	assimilation of operations, intellectual property and drugs of an acquired company, including difficulties associated with integrating new personnel;
•	the diversion of our management’s attention from our existing drug programs and initiatives in pursuing such a strategic partnership, merger or acquisition;
•	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;
•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing drugs or drug candidates and regulatory approvals; and
•

our inability to generate revenue from acquired technology and/or drugs sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies.

We are a “foreign private issuer,” as defined in the SEC rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we will file an Annual Report on Form 20-F within four months of the close of each fiscal year ended December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

While we are a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to public companies organized in the U.S.

We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow English corporate law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to domestic issuers listed on Nasdaq.

We are not subject to Nasdaq Listing Rule 5605(b)(2) because English law does not require that independent directors regularly have scheduled meetings at which only independent directors are present. Similarly, we have adopted a compensation committee, but English law does not require that we adopt a compensation committee or that such committee be fully independent. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. English law requires that we disclose information regarding compensation of our directors for services as a director of an undertaking that is our subsidiary undertaking and as a director of any other undertaking of which a director is appointed by virtue of our nomination (directly or indirectly) but not other third-party compensation of our directors or director nominees. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3). In addition, while we have a compensation committee, English law does not require that we adopt a compensation committee or that such committee be fully independent. Additionally, we are not subject to Nasdaq Listing Rule 5605(e) because, under English law, director nominees are not required to be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors.

Furthermore, English law does not have a regulatory regime for the solicitation of proxies applicable to us, thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice will vary from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. In addition, while we have adopted a code of business conduct and ethics, English law does not require us to publicly disclose waivers from this code that have been approved by our board within four business days. We expect to report any such waivers in the subsequent Annual Report on Form 20-F. As a result, our practice varies from the requirements for domestic issuers pursuant to Nasdaq Listing Rule 5610.

In accordance with our Nasdaq listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to Nasdaq listed U.S. companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional requirements applicable to Nasdaq listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer, subject to certain phase-in requirements permitted by Rule 10A-3 of the Exchange Act.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as early as June 30, 2021, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2022. In order to maintain our current status as a foreign private issuer, either (a) a majority of our securities must be either directly or indirectly owned of record by nonresidents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an emerging growth company within the meaning of the Securities Act and will take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an EGC until the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of our initial public offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the first day of the year following the first year in which the market value of our ADSs that are held by non-affiliates exceeds $700 million as of June 30. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•

the “say on pay” provisions (requiring a nonbinding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a nonbinding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and some of the disclosure requirements of the Dodd-Frank Act relating to compensation of our executive officers; and

•

the requirement to provide detailed compensation discussion and analysis in proxy statements and reports filed under the Exchange Act and instead provide a reduced level of disclosure concerning executive compensation.

We may choose to take advantage of some, but not all, of the available exemptions. In particular, we have not included all of the executive compensation information that would be required if we were not an EGC. We cannot predict whether investors will find our ADSs less attractive if we rely on certain or all of these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

In addition, the JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, the information that we provide our security holders may be different from the information you might get from other public companies. We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.

Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC.

We expect our first Section 404(a) assessment will take place for our Annual Report for the fiscal year ending December 31, 2021. The presence of a material weakness could result in financial statement errors which, in turn, could lead to errors in our financial reports, delays in our financial reporting, which could require us to restate our operating results or our auditors may be required to issue a qualified audit report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a). In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal control may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If either we are unable to conclude that we have effective internal control over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404(b), investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on The Nasdaq Global Select Market.

We identified a material weakness in our internal control over financial reporting for the fiscal year ended December 31, 2020, which we have taken steps to remediate. If we inadequately remediate the existing material weakness in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

Although we are not yet subject to the certification or attestation requirements of Section 404, in connection with the preparation of our consolidated financial statements for December 31, 2019 and 2018, we identified deficiencies that we concluded represented material weaknesses in our internal control over financial reporting, which were attributable to our lack of sufficient financial reporting and accounting personnel, and the review and approval of manual journal entries and the related supporting journal entry calculations. SEC guidance regarding management’s report on internal control over financial reporting defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

During the year ended December 31, 2020, we have made changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) to remediate the material weaknesses by expanding the capacity and expertise of our internal accounting staff, retaining an accounting consulting firm to provide additional depth and breadth to our technical accounting and financial capabilities and hiring three additional finance and accounting personnel with appropriate expertise. We have designed and implemented new procedures and controls to improve our financial and reporting close process. Additionally, we have formalized our processes around the review and approval of manual journal entries and the related supporting journal entry calculations and related schedules.

Although we have made progress, we noted specific instances where certain aspects of our revised procedures and internal controls over financial reporting had not been designed and implemented, or did not operate effectively with regard to specific account balances or disclosures. We consider these deficiencies in the aggregate to be a material weakness based on the nature of the account balances and risks addressed. If we fail to adequately remediate this material weakness or if we fail to meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the time frames required by law or The Nasdaq Global Select Market. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. There is no assurance that we will be able to remediate the material weakness in a timely manner, or at all, or that in the future, additional material weaknesses will not exist or otherwise be discovered. If our efforts to remediate the material weakness identified were not successful, or if other material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our required reports under the Exchange Act, restatements of our consolidated financial statements, a decline in the price of our ADSs, suspension or delisting of our ADSs from Nasdaq, and could adversely affect our reputation, results of operations, financial condition and prospects. Accordingly, a material weakness may still exist when we report on the effectiveness of our internal control over financial reporting for purposes of our attestation when required by reporting requirements under the Exchange Act or Section 404.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

We will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a U.S. public company, and particularly after we no longer qualify as an EGC, we will incur significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Global Select Market and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel have devoted, and will need to continue to devote, a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404, we will be required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an EGC, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Our Articles of Association provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. federal district courts are the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act.

Our Articles of Association provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. federal district courts will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our articles of association. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find either choice of forum provision contained in our Articles of Association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated and have our registered office in, and are currently existing under the laws of, England and Wales. In addition, certain members of our board of directors and senior management are nonresidents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the United Kingdom. In addition, uncertainty exists as to whether English courts would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by English courts as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty is an issue subject to determination by the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.

As a result, U.S. investors may not be able to enforce against us or our senior management, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

If we are deemed to be a “passive foreign investment company,” or a PFIC, in the year of the offering or in any future year, a U.S. shareholder may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets and the treatment of our grants received from governmental entities as gross income that is not passive income, we do not believe that we were a PFIC in 2020, and do not expect to be a PFIC for our 2021 taxable year. However, the determination as to whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in 2021 or any future taxable year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may depend in part of the market price of our ordinary shares or ADSs from time to time, which may fluctuate substantially, (iii) in one or more years, our revenue may consist in whole or in substantial part of grants received from governmental entities, the treatment of which as gross income that is not passive income is uncertain, and (iv) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds our ordinary shares or ADSs, we would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds our ordinary shares or ADSs, even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on the disposition of our ordinary shares or ADSs as ordinary income (and therefore ineligible for the preferential rates that apply to capital gains with respect to some U.S. investors), (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends on our ordinary shares or ADSs and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election, or a QEF election, that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

Because we believe we are currently a controlled foreign corporation for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. holders who own, directly, indirectly or by attribution, ten percent or more of our ADSs or ordinary shares.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property, and “global intangible low-taxed income,” even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties, and “global intangible low-taxed income” generally consists of net income of the CFC, other than Subpart F income and certain other types of income, in excess of certain thresholds. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the Code) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation or 10% or more of the total value of the stock of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. In addition, the TCJA repealed Section 958(b)(4) of the Code, which prohibited “downward attribution” from non-United States persons to United States persons for purposes of determining CFC status.

As a result of (i) the ownership of 50% or more of our stock by Syncona, which we understand also owns 50% or more, directly or indirectly, of one or more U.S. corporations, and (ii) the repeal of Section 958(b)(4) of the Code, we believe that we are and each of our non-U.S. subsidiaries that is a corporation for U.S. federal income tax purposes is currently a CFC, and, depending on the future ownership of our stock by Syncona or other shareholders, may continue to be a CFC in the future. While our status as a CFC will generally not have any U.S. federal income tax consequences for U.S. Holders (as defined below under “Material Income Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders”) of our ADSs or ordinary shares who are not Ten Percent Shareholders, U.S. Holders of ADSs or ordinary shares should consult their own tax advisors with respect to the potential adverse tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC (as discussed above), we generally will not be treated as a PFIC with respect to those U.S. Holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable U.K. tax legislation.

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2020, we had cumulative carryforward losses of $137.0 million. Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures, which includes a 130% enhancement to the standard 14.50% tax credit rate. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate at a discounted rate. This is restricted to 65% of total contractor costs and has an effective tax rebate of 21.68% applied to these costs. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. We may not be able to continue to claim payable research and development tax credits in the future when we become a public company because we may no longer qualify as a small or medium-sized company.

We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenues from patented products to be taxed at an effective rate of 10%. We are the exclusive licensee or owner of several patent applications which, if issued, would cover our product candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be taxed at this tax rate. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term lower rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the U.K. research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected.

Shareholder protections found in provisions under the U.K. City Code on Takeovers and Mergers, or the Takeover Code, will not apply if our place of management and control is considered to change to outside the United Kingdom.

Our place of central management and control is, and is expected to continue to be, in the United Kingdom. Accordingly, we are currently subject to the Takeover Code and, as a result, our shareholders are entitled to the benefit of certain takeover offer protections provided under the Takeover Code. The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. If, at the time of a takeover offer, the Panel on Takeovers and Mergers determines that we do not have our place of central management and control in the United Kingdom, then the Takeover Code would not apply to us and our shareholders would not be entitled to the benefit of the various protections that the Takeover Code affords. In particular, we would not be subject to the rules regarding mandatory takeover bids. The following is a brief summary of some of the most important rules of the Takeover Code:

•

When a person, (a) acquires, whether by a series of transactions over a period of time or not, interests in shares carrying 30% or more of the voting rights of a company when taken together with shares in which persons acting in concert with that person are interested (which percentage is treated by the Takeover Code as the level at which effective control is obtained), or (b) acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested when they are already interested in shares which carry not less than 30% of the voting rights but do not hold shares carrying more than 50% of such voting rights, they must make a cash offer to all other shareholders at the highest price paid by them or any person acting in concert with them in the twelve months before the offer was announced.

•

When interests in shares carrying 10% or more of the voting rights of a class have been acquired for cash by an offeror (i.e., a bidder) and any person acting in concert with it in the offer period (i.e. before the shares subject to the offer have been acquired) and the previous twelve months, the offer must be in cash or include a cash alternative for all shareholders of that class at the highest price paid by the offeror or any person acting in concert with it in the relevant period. Further, if an offeror or any person acting in concert with it acquires for cash any interest in shares during the offer period, the offer must be in cash or a cash alternative must be made available at a price at least equal to the highest price paid for such shares.
•

If the offeror or any person acting in concert with it acquires an interest in shares in an offeree company (i.e., a target) at a price higher than the value of the offer, the offer must be increased to not less than the highest price paid for the interest in shares so acquired.

•

The offeree company must appoint a competent independent adviser whose advice on the financial terms of the offer must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company.

•

Favorable deals for selected shareholders are not permitted, except in certain circumstances where independent shareholder approval is given and the arrangements are regarded as fair and reasonable in the opinion of the financial adviser to the offeree.

•	All shareholders must be given the same information.
•	Those issuing takeover circulars must include statements taking responsibility for the contents thereof.
•	Profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers.
•	Misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately.
•

Actions during the course of an offer by the offeree company, which might frustrate the offer are generally prohibited unless shareholders approve these plans. Frustrating actions would include, for example, lengthening the notice period for directors under their service contract or agreeing to sell off material parts of the target group.

•

Stringent requirements are laid down for the disclosure of dealings in relevant securities during an offer, including the prompt disclosure of positions and dealings in relevant securities by the parties to an offer and any person who is interested (directly or indirectly) in 1% or more of any class of relevant securities.

•

Employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment appended to the offeree board of directors’ circular or published on a website.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant securities price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of the ADSs do not have the same rights as our shareholders and in accordance with the provisions of the deposit agreement, will not be able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the ordinary shares underlying their ADSs to vote them in person or by proxy in accordance with applicable laws and regulations and our Articles of Association. Even so, ADS holders may not know about a meeting far enough in advance to withdraw those ordinary shares. If we ask for the instructions of holders of the ADSs, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that it holds our ordinary shares as of the record date set for such meeting and otherwise complies with our Articles of Association. In addition, the depositary’s liability to ADS holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or us if the ordinary shares underlying their ADSs are not voted as they have requested or if such shares cannot be voted.

Holders of ADSs are not treated as holders of our ordinary shares.

Holders of ADSs are not treated as holders of our ordinary shares, unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement.

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of Securities Other than Equity Securities—American Depositary Shares.”

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us or to the depositary. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are materially disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to direct the depositary to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our ordinary shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement.

If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

English law provides that a board of directors may only allot shares (or rights to subscribe for or convertible into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. We have obtained authority from our shareholders to allot additional shares for a period ending July 30, 2025, which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We have obtained authority from our shareholders to allot additional shares for a period ending July 30, 2025, which disapplication will need to be renewed upon expiration (i.e., at least every five years), but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years.

ITEM 4.	INFORMATION ON THE COMPANY
4.A.	History and development of the company.

Freeline Therapeutics Limited was incorporated under the laws of England and Wales in March 2015. In connection with our IPO, (i) Freeline Therapeutics Holdings Limited was incorporated under the laws of England and Wales in April 2020 as a private limited company with nominal assets and liabilities and the shareholders of Freeline Therapeutics Limited exchanged each of the shares held by them in Freeline Therapeutics Limited for the same number and class of newly issued shares of Freeline Therapeutics Holdings Limited pursuant to a share exchange agreement and, as a result, Freeline Therapeutics Holdings Limited became the sole shareholder of Freeline Therapeutics Limited, (ii) we incorporated Freeline Holdings (UK) Limited, a new wholly owned subsidiary that became the direct holding company of Freeline Therapeutics Limited and (iii) we re-registered as a public limited company and changed our name to Freeline Therapeutics Holdings plc in July 2020. On August 11, 2020, the different classes of our issued share capital were converted into a single class of ordinary shares and various classes of deferred shares, and we completed our IPO on the Nasdaq Global Select Market. Our ADSs are traded under the symbol FRLN. Our ordinary shares are not listed.

Our registered office is located at Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2FX, United Kingdom and our telephone number is +44 (0)1438 906870. Our website address is www.freeline.life. The information contained on or accessible through our website is not incorporated by reference into this Annual Report, and you should not consider any information contained on, or that can be accessed through, our website as part of this Annual Report. We have included our website address as an inactive textual reference only. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as our company, at www.sec.gov.

Our agent for service of process in the United States is Freeline Therapeutics, Inc. c/o Corporation Service Company, Corporation Trust Center, 1209 Orange Street Wilmington, DE 19808.

Our actual capital expenditures for the years ended December 31, 2020, 2019 and 2018 amounted to $2.4 million, $3.0 million and $3.7 million, respectively. These capital expenditures primarily consisted of purchases of property and equipment, which largely consisted of operating and lab equipment to be used in our new lab spaces in both the U.K. and Germany. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs, seek to expand our internal manufacturing capabilities, and otherwise grow our operations. We anticipate our capital expenditures in 2021 will be financed from our existing cash and cash equivalents.

4.B.	Business Overview

We are a clinical-stage, fully integrated, next generation, systemic adeno-associated virus-based, or AAV-based, gene therapy company with the ambition of transforming the lives of patients suffering from inherited systemic debilitating diseases. We aim to deliver one-time gene therapy treatments that provide functional cures through permanently sustained physiological protein levels, leveraging the high expression enabled by our proprietary gene therapy platform. Our initial focus is on developing treatments for monogenic diseases with high unmet need. We are a fully-integrated biotechnology company with internal expertise and capability across the value chain in gene therapy, including expression platform, research, manufacturing, clinical development and commercialization. Our pipeline includes two programs in the clinic and two late-stage preclinical product candidates, as well as research programs targeting novel applications for systemic gene therapy, for which we have, through owned and in-licensed intellectual property rights, development and worldwide commercial rights.

Our differentiated platform uses our proprietary, rationally designed adeno-associated virus, or AAV, capsid, which we refer to as AAVS3. We have optimized our capsid to preferentially deliver a therapeutic gene of interest to the human liver, and thereby cause the expression of the necessary protein to address a targeted disease. AAVS3 was developed at University College London, or UCL, by a team led by our founder, Prof. Amit Nathwani. In preclinical settings, the AAVS3 capsid has been observed to have significantly higher transduction efficiency in human liver cells as compared to wild-type AAV serotypes used in many other gene therapy programs, including AAV5, AAV6, AAV8 and others. We are able to further enhance the potency of our AAVS3 vector platform through our proprietary manufacturing processes and analytic methods. We believe the combination of our proprietary capsid and our chemistry, manufacturing and controls, or CMC, platform allows us to produce gene therapy product candidates that have the potential to drive higher levels of protein expression than comparable programs have demonstrated in the clinic to date.

We have invested a significant amount of time and resources in developing proprietary and optimized assays and CMC processes that we believe help us to produce high quality product candidates. We have a scaled manufacturing process which we believe has the ability to consistently and efficiently produce gene therapy product candidates at commercial scale and competitive cost. As a result of the differentiated potency of our platform, we believe we are able to administer our product candidates at lower doses for a given level of protein expression, with potential benefits in safety and cost of goods. This advantage also gives us the opportunity to address conditions that are not currently amenable to first-generation gene therapy because of the high levels of protein expression required to treat such diseases. Our current pipeline programs target hemophilia A and hemophilia B as well as the LSDs, Fabry disease and Gaucher disease.

Our most advanced product candidate, verbrinacogene setparvovec (FLT180a) for the treatment of hemophilia B, recently completed the Phase 1/2 B-AMAZE clinical trial in adult males. The dose cohort nomenclature for the Phase 1/2 B-AMAZE clinical trial has subsequently been revised to reflect a change in the analytical method and site used to measure the vector genome titer. For future data updates, we will report results using a new equivalent nomenclature from the assay we are using for our commercial-scale process. Accordingly, the former Phase 1/2 B-AMAZE clinical trial dose levels of 4.5e11, 7.5e11, 9.75e11, and 1.5e12 vg/kg will now correspond to 3.8e11, 6.4e11, 8.32e11, and 1.28e12 vg/kg, respectively.

Based on the responses observed in the trial, analysis of the dose response relationship and quantitative systems pharmacology modeling, we believe that a dose between 6.4e11 vg/kg and 8.32e11 vg/kg (7.5e11 vg/kg and 9.75e11 vg/kg under the B-AMAZE equivalent nomenclature) has the potential to bring the majority of patients above 50% Factor IX, FIX, expression, the lower limit of the normal FIX range, while also ensuring that patients do not exhibit long-term FIX expression above 150%, the upper end of the normal range.

In February 2021, we announced a modification to our clinical development plan for FLT180a. Under this modification, we now plan to initiate a planned Phase 1/2 dose confirmation trial by the end of 2021, instead of in the Phase 2b part of a previously planned Phase 2b/3 pivotal trial. We believe this modified clinical development plan should enable us to meet our objective of initiating at least one clinical trial site for our planned dose confirmation trial by the end of 2021, and we are targeting full enrollment of the trial during the first half of 2022. In addition, we plan to work in parallel to respond to the FDA’s CMC requirements in advance of commencing our Phase 3 pivotal trial. We are targeting a six-month data readout for our planned Phase 1/2 dose confirmation trial by the end of 2022, initiation of our planned Phase 3 pivotal trial for FLT180a by the middle of 2023, subject to agreement with regulatory authorities, and, assuming favorable results, filing of a Biologic License Application, or BLA, with the FDA by the end of 2024 using the Accelerated Approval pathway.

In February 2021, we also reported updated data, as of August 21, 2020, from the Phase 1/2 B-AMAZE clinical trial at the 2021 Virtual Congress of the European Association for Haemophilia and Allied Disorders, or EAHAD 2021. We plan to report further data from the Phase 1/2 B-AMAZE clinical trial in due course.

The diseases we address in our first four programs are all currently primarily managed with factor replacement therapies, or FRTs, or enzyme replacement therapies, or ERTs. These current methods of treatment do not provide sustained normalization of protein levels and, as a result, require burdensome lifelong recurrent intravenous, or IV, infusions. We believe that our gene therapy product candidates, which are designed to deliver permanently sustained protein levels that constitute functional cures, have the potential over time to generate improved clinical outcomes for patients with these diseases. If achieved, this would provide clear differentiation from existing therapies as well as from other gene therapies currently in development for these indications. Our gene therapy product candidates target the liver in order to cause the production of proteins that are released in the bloodstream at levels sufficient to have a therapeutic benefit. Since we use our proprietary AAVS3 capsid in all of our current programs, we believe that the modularity of our platform will allow the development of each product candidate to inform the next one, and that our preclinical programs for Gaucher disease and hemophilia A will therefore benefit from the experience we gained in developing our more advanced product candidates.

Our most advanced product candidate, FLT180a, is intended for the treatment of patients in whom a deficiency of functional clotting FIX, causes moderate or severe hemophilia B. We believe that FLT180a is the only hemophilia B gene therapy currently under clinical development that has demonstrated the potential to bring the majority of adult patients into the clinically normal FIX activity level range of 50% to 150% on a sustained basis. In 2018, the Phase 1/2 B-AMAZE clinical trial, sponsored by UCL, was initiated to evaluate the safety and efficacy of FLT180a in adult patients with severe hemophilia B.

As of August 21, 2020, the date when the final patient in the study reached the prespecified trial endpoint of 6 months from treatment, ten patients have been dosed in four dose cohorts in the Phase 1/2 B-AMAZE clinical trial. Data from the Phase 1/2 B-AMAZE clinical trial as of August 21, 2020, suggests that the fourth cohort dose of 8.32e11 vg/kg (9.75e11 vg/kg under the B-AMAZE equivalent nomenclature) was generally well-tolerated and that dosing between 6.4e11 and 8.32e11 vg/kg (7.5e11 and 9.75e11 vg/kg under the B-AMAZE equivalent nomenclature) has the potential to provide patients with durable FIX levels within the normal FIX activity level range. These levels of FIX could constitute a functional cure for some hemophilia B adult patients, substantially reducing patients’ bleeding risk and potentially allowing them to become fully independent of factor infusion. FLT180a has received orphan drug designation and regenerative medicine advanced therapy, or RMAT, designation from the U.S. Food and Drug Administration, or FDA, and PRIority MEdicines, or PRIME, designation from the EMA. According to the World Federation of Hemophilia, or the WFH, Annual Global Survey 2018, there are approximately 9,000 individuals with hemophilia B in the United States and the five major European markets (U.K., Germany, France, Italy and Spain), of whom over 60% suffer from moderate to severe hemophilia B. Based on preclinical studies, we believe approximately 50% of the population have antibodies to AAVS3 which prevents AAVS3-based gene therapies from working effectively. We believe it may be possible to use antibody removal techniques, such as apheresis or antibody-cleaving therapeutics, to temporarily remove circulating anti-AAVS3 antibodies, thereby rendering some previously excluded patients eligible for treatment. We are evaluating a variety of approaches to reduce anti-AAVS3 antibodies to a level that would change patients’ status from ineligible to eligible for treatment with FLT180a, or any other of our AAVS3-based product candidates. We plan to provide more information about our evaluation of such antibody removal techniques in due course.

We are developing our second product candidate, FLT190, for the treatment of Fabry disease. In preclinical studies in a standard alpha-galactosidase A, or αGAL, knockout mouse model, FLT190 produced substantially increased levels of active αGAL, the missing enzyme in Fabry disease. This was shown to lead to a significant reduction in the accumulation of the toxic substrate globotriaosylceramide, or Gb3, the hallmark of Fabry disease, in key disease-impacted tissues including the kidney and the heart. In July 2019, we began recruiting patients for our Phase 1/2 MARVEL-1 dose-finding clinical trial to evaluate the safety and efficacy of FLT190 for the treatment of Fabry disease, which we refer to as our Phase 1/2 MARVEL-1 clinical trial. The first patient in this trial was dosed in August 2019. Further enrollment has been hampered due to local healthcare restrictions as a result of the COVID-19 pandemic. We anticipate that dosing in the Phase 1/2 MARVEL-1 clinical trial will resume in due course, as public health considerations and other government restrictions permit. Preliminary data from our Phase 1/2 MARVEL-1 clinical trial has demonstrated that a single administration of a low dose of FLT190 was generally well-tolerated, and led to a three to four-fold increase over baseline in plasma α-galactosidase A, or αGLA, activity. This increase was achieved by week four and was sustained through the data cutoff at week 20. The first patient dosed continues to show stable elevated GLA expression at 1 nmol/hr/cc at 12 months post treatment which is approximately a 3-fold increase compared to their baseline level. All patients who receive FLT190 in our Phase 1/2 MARVEL-1 clinical trial will also be invited to enroll in our separate MARVEL-2 follow-up clinical study in which we will assess long-term safety and efficacy for a period of at least five years after infusion with FLT190 in our Phase 1/2 MARVEL-1 clinical trial. We plan to report further data from this trial in due course, and to commence a Phase 3 clinical trial thereafter, subject to agreement with regulatory authorities. FLT190 has received orphan drug designation from the FDA and from the EMA. We believe that once we have confirmed the dose, FLT190 has the potential to provide sustained normal protein levels following a one-off treatment.

We are developing our third and fourth product candidates, FLT201 and FLT210, for the treatment of Gaucher disease and hemophilia A, respectively. Based on preliminary data from our studies in in vitro and in in vivo animal models, as well as the results from our clinical trials for FLT180a and FLT190, we believe that these product candidates have the potential to provide sustained normal protein levels following a one-off treatment for Gaucher disease and hemophilia A patients, respectively. For our FLT201 program, we have developed a proprietary more stable variant of glucosylceramidase beta, or GBA, the missing protein in Gaucher disease, which has a more than 20-fold longer half-life than the wild-type GBA protein typically administered to Gaucher patients as ERT. In our animal studies against a wild-type GBA construct, FLT201 has demonstrated that the more stable variant of GBA achieves higher uptake into the organs and tissues most affected by Gaucher disease, including the spleen, liver, lung and bone. FLT210 is a liver-directed gene therapy product candidate, which we believe is the smallest hemophilia A Factor VIII, or FVIII, gene construct in development for this indication based on published research to date. We have demonstrated promising preclinical activity data for FLT210 in our in vitro and in vivo experiments. All of our programs to date, including FLT201 and FLT210, use our AAVS3 capsid and our advanced CMC platform, which has enabled us to move these two candidates from the research stage to preliminary lead candidate identification within 18 months. We expect to commence clinical development of our

FLT201 program for the treatment of Gaucher disease by the end of 2021, subject to agreement with regulatory authorities. In 2021 we also plan to complete preclinical studies for our FLT210 program for the treatment of hemophilia A.

Since our founding in 2015, we have invested in our CMC capability and operations, and believe we have developed proprietary processes that can efficiently provide high product quality. Over the last five years, we have developed an integrated gene therapy platform, including in-house capabilities for research, development, manufacturing and analytics. We are planning to expand our manufacturing capacity through strategic partnership or by developing our own gene therapy manufacturing facility. Excepting any short-term risks related to Covid-19, we expect that the CMOs that we are currently engaged with, together with our plans for securing further capacity, will be capable of supporting early clinical studies through to commercialization for our four current pipeline programs.

Our founders and senior executives are leaders in gene therapy, rare diseases and AAV biology, and we are affiliated with leading scientific and medical institutions in the field of gene therapy for rare diseases, including UCL and The Royal Free Hospital, or the RFH. Our founder, Clinical and Scientific Adviser and board director, Prof. Amit Nathwani, is a senior faculty member and clinical investigator at UCL and director of the hemophilia center at the RFH. He developed the first successful liver-directed AAV gene therapy for hemophilia B, which led to two New England Journal of Medicine publications (published in 2011 and 2014) and has produced sustained and durable FIX levels in patients that have lasted over nine years. Prof. Nathwani’s research team at UCL developed our proprietary AAVS3 capsid, as well as other critical elements of our gene therapy platform. Our CEO, Theresa Heggie, has extensive experience in the commercialization of treatments for rare diseases through her prior roles leading Alnylam Pharmaceuticals Inc.’s Europe, Middle East, Africa and Canada operations, as well as serving as CEO of Jerini AG following its acquisition by Shire plc, or Shire. She also served as Global Head of Commercial Operations for Shire Human Genetic Therapies, with responsibility for the commercialization of Shire’s treatments for rare diseases, including Fabry disease and Gaucher disease. Our co-founder and Chief Technology Officer, Markus Hörer, is an AAV expert and leads our AAV platform development, including manufacturing and analytics technology. Our international team of over 200 employees has relevant expertise from prior experience in gene therapy and rare disease companies, academic research laboratories, global CROs, and professional services organizations. With operations in key biotechnology centers in the U.S., the U.K. and Germany, we believe we have access to the global talent pool necessary to continue to grow and develop our organization.

Our Pipeline

Our current pipeline consists of four gene therapy product candidates as summarized in the table below. Beyond these programs, we also have research programs in novel indications for systemic gene therapy which harness the high expression potential of our platform.

(1)

In the research stage, we conduct in vitro and in vivo preclinical studies to evaluate different product candidates to select those with the best tolerability and potency profiles. CMC feasibility (or manufacturability) studies are executed to support selection of a lead development candidate.

(2)

In the IND enabling studies stage, we conduct preclinical in vivo studies in disease-specific mouse models and good laboratory practice, or GLP, toxicity studies and generate the CMC information and analytical data required for an IND, submission to the FDA or for a clinical trial authorization, or CTA, application to the EMA.

(3)	Owned and in-licensed intellectual property rights.

Background on Gene Therapy

Gene therapies are a transformative class of medicines targeting diseases driven by underlying genetic mutations typically in one specific gene. By using viral vectors, gene therapies deliver a functional copy of the defective gene into a patient’s cells, systemically or to a targeted organ. By introducing recombinant DNA with a functional copy of the gene into a patient’s cells, gene therapies overcome the effects of the defective, disease-causing gene and modulate protein production and cellular function to provide a therapeutic and clinical benefit. Through a single administration, gene therapies hold the promise of achieving a functional cure in chronic or life-threatening diseases, improving the clinical outcome of patients beyond the current standard of care.

Multiple gene therapies have been approved over the last several years, demonstrating the potential of this class of medicines to address a number of rare monogenic diseases with considerable unmet need. These approved gene therapies include Strimvelis by GlaxoSmithKline plc, or GSK, a product now owned by Orchard Therapeutics plc, Zolgensma by AveXis Inc. (a wholly-owned subsidiary of Novartis International AG, or Novartis), Luxturna by Spark Therapeutics, Inc., or Spark Therapeutics (a wholly-owned subsidiary of Roche) and Zynteglo by bluebird bio, Inc. and Libmeldy by Orchard Therapeutics. In addition, dozens of sponsors are currently developing genetic medicines for a variety of conditions using different mechanisms of action, including lentiviral ex vivo gene therapy, which delivers DNA ex vivo to cells extracted from and then reinfused into the patient, in vivo AAV-based gene therapy, which delivers DNA encoding for the gene of interest in vivo to various target organs, and non-viral gene therapy platforms using clinically validated lipid nanoparticles to deliver covalently closed-ended DNA constructs.

Liver-Directed AAV Gene Therapy

AAV-based gene therapies leverage the properties of AAV, a non-enveloped, non-pathogenic virus, to deliver DNA to target cells. Typically, the vectors are designed to deliver this DNA in a non-integrating manner into the episome of the cell, however, this DNA can also be systems-designed (such as CRISPR-Cas) to integrate the target DNA into the chromosome. A key element in typical AAV vectors are promoters, which enable and control transcription of the gene with which they are associated. A second key component of AAV-based gene therapies are viral capsids. Differences in the vector capsid, or the protein coat of the virus that surrounds the DNA being delivered, are responsible for the serological classification of vectors and for their tendency to functionally transduce different types of tissue, such as liver, heart or muscle. Clinical studies in a variety of indications have demonstrated the safety and efficacy of AAV capsids lacking any viral genes and containing DNA sequences of interest for various therapeutic applications. In contrast to viral vectors that are “insertional,” such as lentiviral vectors, or gene editing approaches, which make permanent changes to the genetic code of a cell by modifying its DNA, AAV vectors are typically non-integrating vectors, which deliver stable extra-chromosomal copies of DNA that form a free-floating loop in the cell’s nucleus to mediate long-term gene expression. This is believed to minimize (though not eliminate) the potential risks associated with modifying a patient’s genome and simplifies formulation for delivery.

The liver is a vital organ that plays an important role in human metabolism and other key physiological functions. The liver also possesses anatomic properties that make it an attractive target for AAV-based gene therapy. This organ is the protein engine of the body, producing and secreting proteins such as plasma proteins, carrier proteins, hormones, prohormones and apolipoprotein into the bloodstream. Hepatocytes, the most common type of liver cell, synthesize and metabolize a large number of these proteins, including intracellular and secreted proteins responsible for a diverse range of critical functions in the body. Due to its dual blood supply, an adult human liver receives nearly 25% of the cardiac output of blood, filtering approximately one liter of blood per minute, and accounts for 10% to 15% of the blood volume at any given moment. This means that systemic administration of gene therapy leads to rapid accumulation of high levels of vector particles within the liver.

Challenges of Current Liver-Directed AAV Gene Therapies

There are multiple challenges associated with developing a liver-directed AAV gene therapy, including but not limited to efficient targeting of, and functional expression in, hepatocytes, the relatively high doses of vector required for a therapeutic response, maintaining the persistence of protein expression over many years and managing the immune response to the vector.

AAVs are subject to immune surveillance and can initiate an inflammatory immune response, including a transient asymptomatic increase in ALT, levels, thought to be the result of a T-cell mediated immune reaction against hepatocytes transduced with AAV product. If not addressed promptly with steroids or other immune management treatments, this cellular immune response can induce hepatocyte cell death, and therefore loss of transgene expression.

Additionally, the seroprevalence of antibodies against the AAV capsid may render some patients ineligible for gene therapy. Many individuals develop a humoral, or antibody-based, immune response due to infection with wild-type AAV during their lifetime. This infection, which is typically asymptomatic, often results in persistent titers of anti-AAV antibodies sufficient to neutralize any subsequent introduction of AAV serotypes. Such pre-existing neutralizing antibodies have been shown to adversely affect the gene transfer efficiency of AAV vectors and, as a result, enrollment into gene therapy clinical studies is often restricted to subjects that have low or no pre-existing neutralizing antibodies.

Our Platform

Our modular, liver-directed AAV gene therapy platform is designed to address many of the limitations commonly seen in AAV gene therapies, including insufficient efficacy, protein expression levels below the normal range, and limited durability. We aim to address these limitations through our enhanced product design underpinned by AAVS3, our rationally designed capsid with heightened efficiency in transducing hepatocytes, as well as our proprietary promoters and our expression cassettes, which seek to optimize each element of the transgene.

Our platform is built around an in vivo AAV-based approach which we believe has considerable advantages over ex vivo approaches in similar diseases. Unlike ex vivo gene therapies, which often require highly burdensome delivery, our AAV therapies only require an hour-long infusion. Unlike ex vivo gene therapies, which require multiple interventions and extensive preconditioning similar to that required for a bone marrow transplant, a simple blood test before treatment is all that is required with AAV-based therapies to ensure that the patient’s immune system is likely to accept the AAV vector. To maximize the potential benefit of our therapy, we administer a prophylactic immune management regimen of oral prednisolone and oral tacrolimus, which are both broadly-used agents used to modulate the immune system in a variety of clinical settings. These agents are administered during the highest risk period of immune response to the AAVS3 capsid, combined with close monitoring. Our founder, Prof. Nathwani, was the first to demonstrate that the prophylactic administration of steroids successfully preserved transduced liver cells from immune response. We have further built on his insights in our work on prophylaxis, where we have successfully used this combination of steroids and tacrolimus to dampen the immune response, and to control elevation of ALT levels, preserving gene expression.

We believe that our liver-directed AAV gene therapy platform has the potential to develop functional cures for the diseases addressed by our clinical programs. In addition, the functional transduction efficiency of our AAVS3 vector observed to date in our hemophilia B and Fabry disease human studies suggests our gene therapy platform may be able to address indications that require high levels of protein expression to achieve a therapeutic benefit. As a result, we believe our platform has the potential to expand the current reach of gene therapy and develop one-time treatments for indications beyond the well-known monogenic diseases targeted by many current gene therapy clinical programs, including our current pipeline. There are three main elements of our gene therapy platform: (i) our capsid and promoter, (ii) our research tools and capabilities and (iii) our manufacturing platform.

Capsid and Promoter

Our proprietary, rationally designed capsid, AAVS3, forms the backbone of our gene therapy platform. AAVS3 was developed in the lab of Prof. Nathwani through modification of native serotypes with the aim of improving upon the ability of existing gene therapies to functionally transduce human hepatocytes. From extensive research as well as direct clinical experience from his pioneering use of AAV8 gene therapy for hemophilia B, Prof. Nathwani and his research team at UCL identified gene sequences demonstrating human liver tropism. Using these sequences, Prof. Nathwani’s research team generated new capsid candidates by swapping the domains of the capsid variants of interest to produce novel capsid candidates. Screening in human liver cell lines identified the swaps that produced improved functional gene transfer compared to naturally occurring serotypes, such as AAV8. Ultimately, Prof. Nathwani’s research team selected the AAVS3 capsid from several candidates through multiplexed sequential screening in mice xenografted with human liver tissue. All of our promoters, including FRE1, which is used in our FLT180a and our FLT190 therapies, are proprietary and designed to be liver-tropic.

Preclinical studies demonstrate AAVS3 capsid transduced more hepatocytes compared to some serotypes used in AAV gene therapy trials (e.g. AAV5, AAV8, AAV-rh10), as seen from in vitro experiments of transduction efficiency. In these experiments, normal primary human hepatocytes from multiple donors were used to assess the transduction efficiency of AAVS3 compared with a range of naturally occurring serotypes.

As illustrated in the left-hand chart below, functional transduction of primary human hepatocytes with AAVS3 pseudotyped vectors, containing the green fluorescent protein, or GFP, biomarker, is significantly higher as compared with untreated control subjects, or UnT ctrl, AAV8, AAV5 and AAVrh10 vectors. In vivo studies in the human xenograft mouse model showed that the number of human hepatocytes expressing GFP following AAVS3 transduction was six-fold higher and statistically significant (p<0.05) as compared to AAV8, as illustrated in the chart on the right-hand side below. We determined statistical significance based on a widely used, conventional statistical method that establishes the p-value of clinical results. The p-value is a measure of comparability between the observed outcomes and the hypothesis that there is no treatment effect attributable to the product candidate; the p-value represents the likelihood that the observed outcome occurred by chance alone. Typically, a p-value of 0.05 or less represents statistical significance.

Finally, biodistribution data in non-human primates, or NHPs, demonstrates that AAVS3 has the highest affinity, or tropism, to the liver as compared to other organs in NHPs, as illustrated in the following chart. The relatively high tropism indicated in the lymph nodes, or LNs, and the spleen is an expected consequence of systemic administration and clearance of the vector.

We believe that the application of our AAVS3 capsid to increase FIX levels demonstrates its ability to transduce hepatocytes. FIX is an essential protein for normal coagulation, or clotting of the blood. Numerous studies have shown that small increases in the FIX levels in hemophilia B patients, even at levels lower than the normal FIX activity level range of 50% to 150%, can be sufficient to convert a severe phenotype to a mild one. In his initial gene therapy program using AAV8, Prof. Nathwani initially achieved FIX activity of approximately 5% of normal levels using the wild-type FIX gene. Based on published research to date, other gene therapies currently in development for hemophilia B have achieved up to a 40% FIX activity level by using the so-called Padua variant of FIX, a naturally-occurring gain of function, or GoF, mutation which confers a six- to eight-fold increase in FIX activity at a given level of FIX protein expression using an AAV5 capsid or a proprietary bioengineered capsid. This indicates that the increase in the FIX activity levels obtained by these programs is mostly due to the Padua GoF, as the underlying level of FIX protein expression in these programs is essentially similar to that achieved by Prof. Nathwani’s original construct, once the activity level in the programs using Padua is correlated to the wild type level by dividing by a range of six to eight-fold.

In contrast, in our FLT180a program, which uses our AAVS3 capsid and the same Padua GoF mutation, results from the Phase 1/2 B-AMAZE clinical trial have shown the potential to achieve FIX activity over time in patients at a level greater than four- to five- fold higher over time as compared to the levels achieved by other investigational products in development based on published research to date. We believe the expression capability of our platform will allow us to address diseases that require relatively high protein expression levels such as Fabry disease and Gaucher disease, as well as systemic inflammatory and immune disorders, in a way that may not be possible to achieve through simple dose escalation with wild-type AAV capsids. In addition, for a given level of required expression, we believe the potency of our product candidates allows for administration at a lower dose, which we believe can enhance the tolerability of our product candidates.

Research tools and capabilities

Our vector design efforts range well beyond capsid engineering. Expression cassettes utilized in our product candidates are tailor-made to meet each defined clinical need, taking into account vector quality, tissue targeting, protein stability and specific activity requirements. Our vector design team uses our extensive in-house research and analytic capabilities, as well as protein engineering approaches, to generate libraries of codon optimized sequences and novel promoters and enhancers. These can be combined to produce expression cassette candidates that drive the necessary protein levels and optimized protein activity, and can be efficiently manufactured by our CMC platform. Importantly, the promoter-enhancer combinations cover a broad range of sizes that enable us to determine an expression cassette length that is within the carrying capacity of a single AAVS3 capsid and that also optimizes both potency and quality of the vector. For certain diseases, the amount of therapeutic protein required extends beyond what can be achieved through genetic engineering. To address this limitation, we have established a protein engineering group that uses rational and in silico design to generate GoF protein variants that, among other things, improve the expression of the wild-type protein. For example, in our Gaucher disease program, we have achieved 20-fold higher half-life resulting in 30-fold higher activity in vivo, based on our published research to date on our FLT200 program (the predecessor to our FLT201 program). Additionally, in our hemophilia A program, we have developed a smaller protein (and therefore smaller expression cassettes) with retained activity.

We have also scaled our assay development and screening activities to support testing and shortlisting of candidate libraries emerging from the vector design and protein engineering functions so that subsequent rounds of design can be performed on a timely basis. In addition to routine cell-based screening assays, our research team has developed screening assays for GCP, clinical deployment, various assays for deployment in IND and CTA enabling studies, high-throughput antigen and activity assays. These assays utilize liquid handling systems and miniaturized assay formats that are critical for screening patients for antibodies to our AAVS3 capsid, as well as monitoring the enzymes and proteins that are generated as a result of our gene therapies.

On the translational side of research, we conduct experiments in-house as well as through a global network of leading academic investigators and CROs. Across our programs, we perform in vivo expression experiments in preclinical studies for our product candidates and, as required on a program-by-program basis, functional models to demonstrate safety and efficacy in diseases such as hemophilia A and hemophilia B, LSDs and new inflammatory and immune disease targets. In addition to animal model studies, we also use empirically validated and newly developed computational or statistical models to predict and study efficacy, pharmacokinetic and pharmacodynamic profiles to ensure that our lead candidates are optimized before advancing into clinical trials. The diverse experience, background and geographical locations among our collaborators and partners gives us operating flexibility to help develop our projects, including IND and CTA-enabling studies using effective tools and methodologies. These are the capabilities that have enabled us to develop novel and proprietary initial product candidates for hemophilia A and Gaucher disease within 18 months of initiating the research stage, and which we believe will allow us to develop innovative product candidates for systemic diseases that are not currently addressed by gene therapy.

Manufacturing

Our CMC platform, which includes our proprietary manufacturing processes and related analytics, contributes to the potency and the safety profile of our product candidates. Since the founding of our company, we have invested in people, time and resources to build our CMC expertise and create a proprietary end-to-end manufacturing process. A majority of our over 200 employees work in our CMC group and related departments such as quality control, or QC, developing and operating our proprietary process focused on producing high quality, generally well-tolerated and potent product candidates. We believe that the combination of processes, analytics, know-how and understanding of AAV biology that forms our CMC capability is among the best in the field. Our proprietary process is made possible through a set of key in-house capabilities, ranging from biological starting material and process development to analytical capabilities, manufacturing and QC. Our CMC processes, product characterization and manufacturing capabilities benefit from the modularity of our platform, where our capsid and the majority of our vector cassette and plasmid components are leveraged across indications. Each new program is primarily differentiated by the specific transgene for each indication. Due to this modularity, we can effectively leverage the knowledge gained from our existing programs to optimize the development of each new program. This has allowed us to advance our four lead programs from research stage to clinical trials or preclinical proof of concept studies, as applicable, within five years of our founding.

The higher potency of our capsid translates directly into lower dose requirements for a given level of expression, and therefore into a smaller number of manufacturing batches required to supply the clinical and, if approved, eventually the commercial, needs of our programs. We manufacture all of our product candidates using our proprietary split-plasmid system in an adherent mammalian HEK293T cell line cultured in the iCELLis® bioreactor. This has, in our view, the potential to provide higher quality product candidates than adherent mammalian HEK293 cell lines or insect cell or mammalian suspension systems, which are optimized for high yields by packaging less unwanted host-cell DNA into the capsids and allowing better control of the so-called “full/empty ratio.” We use a set of proprietary analytic methods, including long-read next generation sequencing, or LR-NGS and 2D ddPCR, to provide what we believe to be an industry-leading capability to visualize and quantify the actual contents of our capsids to ensure optimization of the vector integrity and safety of our product candidates. We have established our manufacturing process in four locations in three countries, including our own dedicated suite at CGT Catapult, as well as at two leading global CMOs, Thermo Fisher Scientific (Brammer and

Novasep) and at Pall Corporation, the manufacturer of the iCELLis® system. In addition to these four locations, we also plan to secure further manufacturing capacity either by strategic partnership, or by building our own facility to produce clinical and commercial material for our later stage pipeline product candidates, including FLT190.

Our Lead Gene Therapy Product Candidate: FLT180a for the Treatment of Hemophilia B

FLT180a is intended for the treatment of patients with moderate or severe hemophilia B. The aim of FLT180a treatment is to provide hemophilia B patients with normalized FIX activity over time, thereby functionally curing the disease and addressing a clear unmet medical need in these patients. FIX is an essential protein for normal coagulation or clotting of the blood. Mutations in the gene for FIX can impair the functioning of the FIX protein, resulting in the bleeding disorder known as hemophilia B. This disorder can be classified as mild, moderate or severe, depending on the plasma levels of functional FIX.

We believe that FLT180a is the only hemophilia B gene therapy currently under clinical development that has the potential to bring patients into the normal FIX range of over 50%. This has the potential to help patients avoid the progressive joint damage associated with spontaneous bleeds, eliminate the need for patients to carry factor replacement with them at all times as a precautionary measure, and enable patients to undergo surgery or dental treatment without the need for factor replacement. We believe elimination of the need for FRT would lead to significantly better quality of life for patients with hemophilia B, enabling active lifestyles comparable to the non-hemophiliac population. Providing normal factor levels could also reduce ongoing annual cost burdens on the healthcare system in view of the high cost of FRT, which can be several hundred thousand dollars per year in developed markets, depending on geographic location and amount of factor usage.

Hemophilia B Disease Overview

Hemophilia B is a serious, rare, X-chromosome linked inherited disease characterized by insufficient blood clotting, which can result in frequent, spontaneous and sometimes life-threatening bleeding episodes in all tissues, but most frequently in joints, muscles and the central nervous system, or CNS, as well as prolonged bleeding after trauma or surgery. Hemophilia B occurs as a result of mutations in the F9 gene, encoding FIX, which is involved in the intrinsic coagulation cascade pathway and regulates the overall rate of thrombin produced for coagulation. Loss of FIX function results in the clinical features of hemophilia B.

The bleeding into joints that some patients experience can be a major source of long-term morbidity in hemophilia B. Recurrent joint bleeds result in permanent damage to the joint, which is referred to as hemophilic arthropathy. Early features include swelling and joint pain, which can be associated with disuse leading to muscle atrophy and weakness. Ultimately the arthropathy can progress to significant pain, joint destruction and limitations on the range of possible joint movement. Pain management and physiotherapy is provided when arthropathy has developed, but it can ultimately require joint replacement surgery which must be covered with high doses of clotting factors. Hemophilic arthropathy can be mitigated or delayed by good hemophilia prophylaxis, but this requires regular and consistent administration of clotting factors.

The severity of the clinical manifestations of hemophilia B depends on the extent of the FIX deficiency. If the biological activity of FIX is below 1%, the hemophilia is characterized as severe and manifests as frequent spontaneous bleeds and abnormal bleeds following minor trauma, surgery or tooth extraction. If the biological activity of FIX is between 1% and 5%, the hemophilia is characterized as moderate and manifests as abnormal bleeds as a result of minor trauma, surgery or tooth extraction, but spontaneous bleeds are rare. If the biological activity of FIX is between 5% and 40%, the hemophilia is characterized as mild and manifests as abnormal bleeds as a result of minor trauma or following surgery or tooth extraction, but without spontaneous bleeds. However, even patients with moderate hemophilia B carry a large disease burden, as they must be prescribed treatments which they must have available to them in case of surgery or trauma, and must avoid occupations or minimize activities which pose a risk of injury. FIX activity levels in the range of 50% to 150% are considered to be within the normal range.

The WFH estimates that there are approximately 9,000 patients with hemophilia B in the United States and the five major European markets. National hemophilia organizations in these regions estimate that over 60% of these patients have either moderate or severe hemophilia B, although estimates vary by country. With our FLT180a product candidate, we aim to provide a functional cure to patients with moderate or severe hemophilia B.

Limitations of Current Therapies

Current treatment for hemophilia B involves replacement therapy with plasma derivatives or genetically engineered recombinant FIX concentrates, including both short- and long-acting products. Treatment may be administered following a bleed (i.e., on demand treatment) or to prevent bleeds (i.e., prophylactic treatment) and involves frequent IV administration of the replacement factor. Prophylactic treatment with currently available replacement factor products requires IV infusions of FIX one or two times a week, depending on the product and the severity of the disease. Although FIX activity levels are high immediately after the infusion, they decline over the following days to a significantly lower level, increasing the patient’s risk of bleeding. This pattern of activity levels is referred to as a “sawtooth” profile. Recently, new factor replacement products have reached the market that are equally efficient but reduce the need for injections to just once every week or bi-weekly. Fewer injections of the new factor products are required as a result of the medication’s increased half-life, which is the amount of time the body takes to reduce the clotting factor concentration to half in the bloodstream. These products are called extended half-life, or EHL, FIX products. However, despite the decrease in frequency of injections required with EHL FIX products, patients still experience the “sawtooth” profile of FIX levels over time, which imposes significant restrictions on activity and does not eliminate the risk of a low factor level in the case of trauma or emergency surgery. All versions of prophylactic FIX treatment, including EHL FIX, are costly for the healthcare system, with annual costs of several hundred thousand dollars per year in developed markets, in addition to the costs and burden of ongoing medical support and monitoring of these patients.

One of the major complications in the administration of factor replacement products is the development of inhibitory antibodies against the administered coagulation factor, which prevents further treatment with FRTs. Many patients develop inhibitor antibodies at some point in their life, with the majority of cases seen early in the treatment history. In the case of hemophilia B, most of these inhibitors are transient and persist in approximately 1% to 3% of patients. As discussed in more detail below, as of August 21, 2020, none of the hemophilia B patients enrolled in our Phase 1/2 B-AMAZE clinical trial had experienced the formation of any inhibitor antibodies against FIX proteins.

Our Solution: FLT180a for the Treatment of Hemophilia B

We believe FLT180a, if approved, would represent a significant advancement from the hemophilia B treatments currently available to patients. Our gene therapy is intended to liberate patients, as well as their caregivers and the healthcare system, from the burden of on-demand and prophylactic factor usage by providing a normal and therapeutic level of long-term FIX activity through a one-time treatment. We believe the benefit of a consistent, therapeutic level of endogenously produced FIX will greatly improve patients’ quality of life, allowing them to live substantially without the burden of the disease, depending on the FIX level achieved by the treatment. Our goal is to “normalize” patients by achieving FIX activity levels of over 50% by achieving sustained FIX activity of levels between 50% and 150%.

FLT180a is an investigational gene therapy medicinal product candidate, or GTMP, intended for the treatment of moderate or severe hemophilia B. By using our high-transducing AAVS3 capsid, our goal is to give patients over time FIX activity levels within the normal range and which exceed those recommended by the WFH for surgery and trauma, thus providing patients with a significant reduction or even elimination of spontaneous bleeds, and thereby freedom from the use of factor replacement concentrates. We are the first company to have reported clinical trial results demonstrating FIX activity levels well into the normal range mean FIX activity level of 50% to 150%, and we believe that ours is the only gene therapy program for this indication currently in development that is aiming to fully normalize FIX levels. Based on six-month post-treatment data from our Phase 1/2 B-AMAZE clinical trial as of August 21, 2020, data from the third cohort of 6.4e11 vg/kg (7.5e11 vg/kg in B-AMAZE equivalent nomenclature) and fourth dose cohort of 8.32e11 vg/kg (9.75e11 vg/kg in B-AMAZE equivalent nomenclature) suggest that a dose to deliver FIX activity levels in the normal range lies between these two doses. As a result, we expect to use a dose in this range in our planned Phase 1/2 dose confirmation trial targeted to commence by the end of 2021. Based on the data from our Phase 1/2 B-AMAZE clinical trial, we believe the one-time administration of FLT180a has the potential to “normalize” FIX activity levels and thereby eliminate patients’ need for any supplemental FRT. We intend to confirm this in our planned Phase 1/2 dose confirmation trial, which we believe will confirm the dose of FLT180a, and then we intend to move into a Phase 3 pivotal trial of FLT180a. We also plan to collect data in the Phase 3 pivotal trial for FLT180a regarding improvements in clinical outcomes such as joint function, as well as improvements in quality of life and the ability to pursue vigorous activities.

Preclinical Development of FLT180a

The preclinical development program for FLT180a consisted of in vitro and in vivo pharmacodynamic studies, including the assessment of tolerability and the demonstration of human FIX, or hFIX, expression from surrogate vector in mice, single-dose good laboratory practice, or GLP, compliant toxicology and biodistribution studies and assessment of long-term tolerability and hFIX expression with FLT180a in NHPs.

Preclinical studies showed the FRE1 promoter used in our cassette for FLT180a is highly liver specific and that the AAVS3 capsid is efficient at transducing human hepatocytes in vitro, showing a transduction efficiency of at least six-fold compared to the AAV8 capsid. In NHPs, FLT180a has undergone extensive nonclinical safety evaluation. hFIX levels up to 200% of baseline have not resulted in adverse findings, including no instances of acute or long-lasting toxicity. We believe the pattern of biodistribution and clearance to be consistent with those of a non-replicating AAV-based gene therapy vector.

With the exception of the ongoing long-term tolerability study in NHPs, the data from these preclinical studies formed the basis for initiation of our Phase 1/2 B-AMAZE clinical trial.

Clinical Development of FLT180a

In 2020, we completed our Phase 1/2 B-AMAZE clinical trial, which was sponsored by UCL and funded by Freeline.

Subject to agreement with regulatory authorities, we had planned to initiate a pivotal open-label, multicenter, Phase 2b/3 efficacy and safety study during 2021 to select and confirm the dose, as well as the safety and efficacy, of FLT180a in patients with moderate or severe FIX deficiency, which we previously referred to as the planned Phase 2b/3 pivotal trial.

In February 2021, in response to feedback from the FDA relating to the characterization and comparability of the investigational drug product used in our Phase 1/2 B-AMAZE clinical trial, which was developed and produced at a smaller scale by Children’s GMP at St. Jude, as compared to our current investigational drug product, which we produced in a commercial scale process at Brammer, we announced a modification to our clinical development plan for FLT180a.

We now plan to conduct our Phase 1/2 dose confirmation trial to confirm the dose and immune management regimen of our FLT180a investigational drug product. If successful, we believe this trial should allow us to begin our planned Phase 3 pivotal trial for FLT180a. We anticipate that the design of our planned Phase 3 pivotal trial for FLT180a will be substantially similar to the Phase 3 part of the previously planned Phase 2b/3 pivotal trial.

Our objective is to initiate at least one clinical trial site for our planned Phase 1/2 dose confirmation trial by the end of 2021, and we are targeting full enrollment of the trial during the first half of 2022. In addition, we plan to work in parallel to respond to the FDA’s CMC requirements in advance of commencing the planned Phase 3 pivotal trial. We are targeting a six-month data readout for our planned Phase 1/2 dose confirmation trial by the end of 2022, initiation of the planned Phase 3 pivotal trial for FLT180a by the middle of 2023, subject to agreement with regulatory authorities, and, assuming favorable results, filing of a BLA, with the FDA by the end of 2024 using the Accelerated Approval pathway.

Additionally, we currently have two ongoing studies for FLT180a:

•	a long-term follow-up self-sponsored safety study to the Phase 1/2 B-AMAZE clinical trial; and

•

a screening observational study, which we refer to as ECLIPSE, which will gather baseline data including FIX usage and annualized bleed rate, or ABR, for patients who will then enroll in our planned Phase 1/2 dose confirmation trial and planned Phase 3 pivotal trial for FLT180a.

In addition to the above, we are also planning the following clinical trial for FLT180a, subject to agreement with regulatory authorities:

•	a pediatric study to evaluate FLT180a in younger patients up to 17 years of age, to support the requirements of a pediatric investigation plan, or PIP.

FLT180a Clinical Data from the B-AMAZE Clinical Trial

The goal of the Phase 1/2 B-AMAZE clinical trial was to find a dose that would bring the majority of patients into the normal FIX activity level range of 50% to 150%. Sites were opened in the United Kingdom (London, Oxford, Canterbury, Southampton, Sheffield and Manchester), Ireland (Dublin), Italy (Milan) and in the United States (Memphis, TN). All patients were dosed at the RFH and followed up at their original sites. The trial commenced in 2018, with the first patient dosed in January 2018. As of August 21, 2020, ten patients had been dosed in the Phase 1/2 B-AMAZE clinical trial. 133 week post-treatment data has been reported on 2 patients in the lowest dose cohort of 3.8e11 vg/kg (4.5e11 vg/kg in B-AMAZE equivalent nomenclature), 52 week post-treatment data has been reported on 2 patients in the next highest cohort of 6.4e11 vg/kg (7.5e11 vg/kg in B-AMAZE equivalent nomenclature) and six-month post-treatment data has been reported on the other 6 patients.

To achieve our goal of finding a dose that will bring patients into the normal FIX range, in the Phase 1/2 B-AMAZE clinical trial, two patients were dosed at each of the first three dose cohorts of 4.5e11, 7.5e11, and 1.5e12 vg/kg and four patients were dosed in the final dose cohort of 9.75e11 vg/kg.

Based on the responses observed in the Phase 1/2 B-AMAZE clinical trial, analysis of the dose response relationship and quantitative systems pharmacology modeling, we believe that a dose between 6.4e11 vg/kg and 8.32e11 vg/kg (7.5e11 vg/kg and 9.75e11 vg/kg in B-AMAZE equivalent nomenclature) has the potential to bring the majority of patients above 50%, the lower limit of the normal FIX range, while also ensuring that patients do not exhibit long-term FIX expression above 150%, the upper end of the normal range. The Phase 1/2 B-AMAZE clinical trial also served to evolve our prophylactic immune management regimen. Based on the results of our Phase 1/2 B-AMAZE clinical trial, we believe that a prophylactic immune management regimen consisting of a tapering course of prednisone, along with a brief course of tacrolimus, combined with close monitoring for early detection of transaminitis, has the potential to enable early immune tolerance, thereby reducing the risk of transaminitis and preserving long-term FIX expression.

All ten patients dosed with FLT180a in the Phase 1/2 B-AMAZE clinical trial as of August 21, 2020 showed expression of the Padua variant of the FIX protein in their plasma. Other than one patient from cohort three who was not yet treated with the optimized prophylactic immune management regimen and experienced a significant loss of expression due to transaminitis, no patient required the use of supplemental FIX following treatment with FLT180a.

The FIX activity values reported below are all measured using a one-stage assay and are central laboratory measurements.

•

In the lowest dose cohort of 3.8e11 vg/kg (4.5e11 vg/kg in B-AMAZE equivalent nomenclature), a total of two patients have been dosed. Both patients dosed achieved FIX activity at week 26 of 44% and 46%, with a mean of 45%, and mean FIX activity of 41% at week 52; both patients remain stable with mean FIX of 44% at week 133 demonstrating durable FIX activity

•

In the next highest cohort of 6.4e11 vg/kg (7.5e11 vg/kg in B-AMAZE equivalent nomenclature), a total of two patients have been dosed. One of the patients who was not yet treated with the optimized prophylactic immune management regimen experienced transaminitis and a decrease in expression, mean FIX activity at week 26 and week 52 was 36% with a range of 7% to 64% and 32% with a range of 1% to 63% respectively. For the patient who did not experience transaminitis and a decrease in expression, FIX activity at week 26 and week 52 was 64% and 63% respectively, and that patient’s FIX activity has stabilized in the normal range.

•

In the next highest dose cohort of 8.32e11 vg/kg (9.75e11 vg/kg in B-AMAZE equivalent nomenclature), a total of four patients have been dosed and have achieved a mean FIX activity level of 142% at week 26, with a range of 53% to 190%. One patient experienced transaminitis shortly after stopping the immune management regimen, which led to a reduction in FIX expression that responded to a second course of immune suppression. This patient remains in the normal range of FIX expression. The other three patients in this cohort did not experience transaminitis or a decrease in expression before week 26, and their mean FIX activity at week 26 was 171%. After completion of the prophylactic immune regimen, however, these three patients experienced a similar decline in FIX expression. Despite these declines in activity, one of the three patients remains in the normal range for FIX activity, one has begun to stabilize in the range between the lower end of normal FIX activity and the upper end of mild hemophilia, and one is at the upper end of the mild hemophilia range.

•

In the highest dose cohort of 1.28e12 vg/kg dose (1.5e12 vg/kg in B-AMAZE equivalent nomenclature), a total of two patients have been dosed. Both patients dosed achieved a mean FIX activity level at week 26 of 176%, with a range of 71% to 280%, with one patient remaining at supraphysiological FIX levels and the other patient achieving FIX activity levels within the normal range. FIX activity in both patients has stabilized. Although we do not intend to proceed with the 1.28e12 vg/kg dose in the FLT180a program, we believe that it illustrates the potency of the AAVS3 capsid as it applies to future indications where a higher level of protein expression may be required.

Based on these results, we believe that a dose between 6.4e11 and 8.32e11 vg/kg (7.5e11 and 9.75e11 vg/kg in B-AMAZE equivalent nomenclature) has the potential over time to bring the majority of patients into the normal FIX activity level range of 50% to 150%. The Phase 1/2 B-AMAZE clinical trial has also allowed us to develop an immune management strategy that we believe will effectively manage ALT elevations and thereby preserve FIX activity in the normal range. We plan to take forward into the planned Phase 1/2 dose confirmation trial an immune management regimen consisting of a tapering course of oral prednisolone along with a brief course of tacrolimus during the highest risk period of immune response to the AAVS3 capsid, combined with close monitoring for early detection of transaminitis. We believe this approach balances the need for the development of immune tolerance with the prevention of transaminitis.

A total aggregate of four bleeding events were reported in the first ten subjects post-gene transfer. As of August 21, 2020, none of the patients that experienced bleeding episodes following gene therapy required any supplemental factor replacement to control their bleeding.

FLT180a Safety Profile

To date, FLT180a has been generally well-tolerated, with adverse events generally consistent with those observed with liver-directed gene therapies. The most commonly reported adverse event was transaminitis, a dose-dependent, asymptomatic transient increase in serum ALT levels which, if left untreated, has been shown to negatively impact FIX activity levels and durability. The ALT increases we have observed to date are mild increases that have not resulted in safety concerns but are monitored because of the potential for the patient to lose FIX expression.

As of August 21, 2020, of the ten patients treated in the Phase 1/2 B-AMAZE clinical trial, we observed the following serious adverse events, or SAEs, all of which have resolved without any ongoing clinical impact to the patients involved:

•

six drug-related SAEs, in four different patients, relating to elevated ALT levels that required additional treatment with corticosteroids and tacrolimus in accordance with the trial protocol, one of which was a Common Terminology Criteria for Adverse Events, or CTCAE, Grade 3 event, and the others of which were CTCAE Grade 1 (one event) or Grade 2 (four events);

•

three other drug-related SAEs including pulmonary sepsis, reduced FIX level due to ALT increase, and right arm AV fistula thrombosis, the latter of which occurred in a patient with underlying risk factors for thrombosis and was treated with prophylactic anticoagulation therapy per protocol and which will continue for as long as the treating physician deems necessary; and

•	five SAEs deemed unrelated to FLT180a, including elevated troponin, elevated amylase, epigastric pain, acute appendicitis and tacrolimus-related toxicity occurring in one patient.

As of August 21, 2020, no ALT increases have been observed in the low dose cohort 3.8e11 vg/kg (4.5e11 vg/kg in B-AMAZE equivalent nomenclature). Three of the four patients that experienced the elevated ALT SAEs also most likely experienced immune reactions that permanently reduced the FIX levels. In two patients, dosed at 8.32e11 and 1.28e12 vg/kg, respectively, (9.75e11 and 1.5e12 vg/kg in B-AMAZE equivalent nomenclature), these were reduced to levels still within the normal FIX activity level range of 50% to 150%, and in the third patient, dosed at 6.4e11 vg/kg (7.5e11 vg/kg in B-AMAZE equivalent nomenclature), to a FIX level below 5%. As of August 21, 2020, there has been no evidence of neutralizing anti-FIX antibodies and no adverse events were observed during vector infusion, including any clinically relevant changes in vital signs.

In the final dose cohort of 8.32e11 vg/kg (9.75e11 vg/kg in B-AMAZE equivalent nomenclature), by day 21, all four patients had achieved FIX expression into the normal range. Prophylactic immune management was initiated at day 21 as per protocol, and one patient experienced elevated liver enzymes coupled with a reduction of FIX expression. The remaining three patients in this cohort experienced a similar increase in liver enzymes and decline in FIX expression after completion of the prophylactic immune regimen. Despite these declines in activity, two of the four patients in this cohort remain in the normal range for FIX activity, one has begun to stabilize in the range between the lower end of normal FIX activity and the upper end of mild hemophilia B, and one is at the upper end of the mild hemophilia B range. Based on these observations, we now believe that a shorter course of prophylactic immune management, together with close monitoring, will enable earlier immune tolerance and preserve FIX activity.

Treatment with FLT180a aimed at increasing FIX levels increases the risk of transaminitis. To mitigate this risk all patients enrolled in the Phase 1/2 B-AMAZE clinical trial, are closely monitored, including frequent monitoring of FIX activity levels. A prophylactic immune management treatment, described above, consisting of a tapering course of oral prednisolone along with a brief course of tacrolimus during the highest risk period of immune response to the AAVS3 capsid, combined with close monitoring for early detection of transaminitis has been incorporated as an element of our trial design for our planned Phase 1/2 dose confirmation trial in order to avoid loss of expression and to maintain durable FIX levels. In the event that any patient experiences breakthrough transaminitis, our trial protocol provides for treatment with IV methylprednisolone.

Long Term Follow-up Study of Hemophilia B Patients Following Gene Therapy

We are conducting an open-label, multicenter, long term follow-up study to investigate the long-term safety and durability of response following dosing of FLT180a in patients with hemophilia B. All patients who have undergone dosing in previous studies with FLT180a have rolled over into the long-term follow-up study.

Efficacy of FLT180a will be assessed based on the change, relative to baseline from the preceding Phase 1/2 B-AMAZE clinical trial in a number of relevant clinical parameters, including durability of FIX response over a period of five years. We plan to report up to four-year durability data from the Phase 1/2 B-AMAZE clinical trial by the end of 2021. The main objective of the follow-up study is to evaluate the long-term safety of FLT180a following the initial dosing in the Phase 1/2 B-AMAZE clinical trial at the planned dose. The trial will also evaluate, among other things, additional efficacy endpoints, general health status, and health resource utilization.

ECLIPSE Run-in Study—Hemophilia B

In developing our strategy for commencing our planned Phase 1/2 dose confirmation trial, in line with best practices for creating value for our patients and other stakeholders, as well as FDA guidance on gene therapy for hemophilia B, we designed a lead-in study, which we refer to as ECLIPSE, to collect data on ABR, FIX replacement utilization, concomitant medication, and other supportive measures. To meet these objectives for our planned Phase 1/2 dose confirmation trial, we intend to conduct our ECLIPSE study to prospectively capture this baseline data. Patients will be followed in ECLIPSE for at least six months before they are eligible to be screened for participation in the planned Phase 1/2 dose confirmation trial.

Planned Phase 1/2 Dose Confirmation Clinical Trial

Our planned Phase 1/2 dose confirmation trial is expected to be an open-label, multicenter, clinical trial to establish the safety and efficacy of our commercial scale drug product and confirm the dose level for FLT180a. We also expect that the Phase 1/2 dose confirmation trial planned Phase 1/2 dose confirmation trial will serve to confirm the effectiveness of the current immune management regimen described above of oral tacrolimus and prednisolone. This trial is intended for patients with severe hemophilia B, generally defined as patients with FIX activity levels less than or equal to 1%, and patients with moderate hemophilia B who have FIX activity levels less than or equal to 2%.

Assuming positive data from our planned Phase 1/2 dose confirmation trial, we will be initiating a planned Phase 3 pivotal trial for FLT180a in a subset of these patients. We intend to file for accelerated approval based on six-month FIX activity level data in approximately 20 patients, along with ABR data in a subset of these patients. Assuming we receive Subpart H accelerated approval, we plan to complete the planned Phase 3 pivotal trial for FLT180a and file for post-marketing full approval with ABR data and safety follow-up for one year in approximately 39 patients. The final determination of the endpoints and number of patients required in this trial will be based on further interactions with the FDA, MHRA and EMA. We received RMAT and PRIME designations for FLT180a in February and March 2019 from the FDA and EMA, respectively, based on preliminary clinical data. Based on these designations, granted to development programs for medicines that target an unmet medical need, the regulatory agencies provide enhanced support and more frequent interactions on the development plan. RMAT designation includes all the benefits of the fast track and breakthrough designations, including early and frequent interactions between the agency and sponsors, rolling submissions, and the ability to apply for accelerated approval. In addition, the EMA and FDA granted orphan designations for FLT180a on October 26, 2018 and February 15, 2019, respectively.

Due to different regulatory guidance in the EU and the U.S., our aim is to harmonize the key elements of our planned pivotal clinical trial protocol in order to satisfy the requirements of both regulatory bodies. Nevertheless, we anticipate that different data packages may be required to support a BLA in the U.S. and MAA in the EU. In the U.S., the draft FDA guidance on “Human Gene Therapy for Rare Diseases” indicates that accelerated approval can be based on a surrogate endpoint that is reasonably likely to predict clinical benefit. Additionally, the draft FDA guidance on “Human Gene Therapy for Hemophilia”, published in July 2018 and finalized in January 2020, further clarified that factor activity may be considered as a surrogate endpoint for primary efficacy assessment under the accelerated approval pathway, with the expectation that the factor activity levels obtained will be within the range of FIX activity observed in non-hemophiliac subjects. As a result, we believe the time required for product development can be accelerated for our product candidates, which may lead to approval earlier in clinical development.

While other gene therapies for the treatment of hemophilia B have been awarded orphan drug designation by the FDA, none of these are AAVS3-based gene therapies. We believe we have a pathway to approval because of our differentiated AAVS3 capsid, as well as the activity expression our FLT180a product candidate has demonstrated to date in the clinic.

FLT180a is manufactured using our proprietary manufacturing platform based on adherent mammalian cell culture. We believe this system is capable of generating products of high quality and potency. Based on the feedback we received from the FDA relating to the characterization and comparability of the investigational drug product used in our Phase 1/2 B-AMAZE clinical trial for FLT180a that was produced at a smaller scale by Children’s GMP at St. Jude, as compared to the FLT180a drug product we expect to use in our planned Phase 1/2 dose confirmation trial and our planned Phase 3 pivotal trial for FLT180a, both of which will be produced at a commercial scale at Brammer, we will seek to support the comparability of the critical quality attributes of the investigational drug product produced at clinical scale with those of the investigational drug product produced at commercial scale, using various analytical methods, including a range of characterization and quality assays. Manufacturing process changes also may be implemented to address critical differences, if any, that may exist between drug product produced at clinical scale compared to that produced at commercial scale.

Screening of Patients for Pre-existing Immunity against the AAVS3 Capsid

Prior to being confirmed for eligibility for treatment with FLT180a, potential trial participants are tested to determine the level of pre-existing antibodies, which could limit the activity of the therapy. Our proprietary cell-based TIA, specifically measures the level of neutralizing antibodies, or NAbs, which are able to inhibit the transduction of human hepatocytes by the AAVS3 capsid, rather than the broader population of antibodies which can bind to the capsid, but are not neutralizing.

For enrollment of patients into the Phase 1/2 B-AMAZE clinical trial, confirmation of a low or negligible inhibitory AAVS3 antibody titer from this assay was required. We have developed and validated the assay to meet the required level of robustness and conformance necessary for use in our clinical studies and plan to continue to develop and seek regulatory approval for it in parallel with our FLT180a program. The assay is currently performed within our QC laboratory based at our Stevenage, U.K. site and conducted in compliance with our quality management system.

For purposes of our planned Phase 1/2 dose confirmation clinical trial, as well as the planned Phase 3 pivotal trial for FLT180a, and ultimately a potential commercial FLT180a drug product, we plan to transfer a second-generation TIA assay to a CRO with specialist expertise in such assays and the capability to execute the assay in the U.S. and potentially in the EU. We believe this second-generation assay will offer a faster turnaround to provide the necessary capacity and responsiveness to support commercialization and have commenced the process to transfer and deploy the assay to a CRO lab based in the U.S. This assay must be approved by the FDA under the Investigational Device Exemption, or IDE, regulations, before commencement of the planned Phase 3 pivotal trial for FLT180a. We have received FDA Feedback through the Center for Devices and Radiologic Health Pre-IDE process confirming the development work, including planned analytical studies to meet the Agency’s expectations for IDE application. In the EU, our plan is to secure the Conformité Européene, or CE, marking for the assay under the current EU in vitro diagnostic directive, or IVDD, framework and, in due course, transition to fulfill requirements to meet EU In Vitro Diagnostics Regulation requirements in advance of the May 26, 2022 deadline.

We are currently evaluating scenarios for commercial deployment, including the number and location of testing sites, and reimbursement for the TIA to the CRO to ensure convenient access to the assay for potential trial participants. Our ultimate deployment and reimbursement strategy will be determined in line with therapeutic product market access and reimbursement plans.

Planned Pediatric Investigation Plan for FLT180a

In the European Union, we are obliged to agree to a PIP prior to MAA submission. Satisfactorily completing the PIP could lead to an additional two years of regulatory exclusivity. Our current plan for investigation is to include younger patients up to 17 years of age in pediatric studies. In the United States, the comparable legislation is the Pediatric Research Equity Act, or PREA, under which companies are required to submit a Pediatric Study Plan, or PSP, for new indications, but this rule exempts orphan drugs. Since FLT180a has received an orphan drug designation in the U.S., it will be exempt from the requirements of the PREA, which will limit the number of patients required for approval.

FLT190 for the Treatment of Fabry Disease

We are developing our liver-directed gene therapy product candidate, FLT190, for the treatment of Fabry disease. In the third quarter of 2019, we initiated our Phase 1/2 MARVEL-1 clinical trial, which is a dose-escalating clinical trial to evaluate the safety and efficacy of FLT190 in patients with Fabry disease.

Fabry Disease Overview

Fabry disease is a rare, X-linked disease characterized by a congenital error of glycosphingolipid metabolism caused by an abnormal gene encoding the αGLA, enzyme, responsible for the breakdown of glycosphingolipids. Deficiency of αGLA results in the accumulation of glycosphingolipids, such as Gb3, and its deacetylated form, globotriaosylsphingosine, or Lyso-Gb3, that are associated with the pathophysiology of the disease.

There are several mutations underlying Fabry disease. The disease can be divided into two categories: classic phenotype, the most severe form of the disease, which only affects men without residual enzyme activity, and a generally milder nonclassic phenotype also known as the atypical or late-onset form of the disease, which is suffered by both men and women and is characterized by a more variable disease course, in which patients are generally less severely affected and disease manifestations may be limited to a single organ such as the kidneys or the heart.

Fabry disease is associated with major disability, organ failure and premature death, generally before the age of 60 years. Late-onset variants present later in life with organ dysfunction which can be as severe as in the classic form of the disease, but without the peripheral stigmata of pain, sweating abnormalities and angiokeratoma. Fabry disease also affects heterozygote females with the defective gene, where symptoms can develop about a decade later than males.

Fabry disease is also a pan-ethnic disorder, meaning that it occurs in all racial and ethnic populations affecting males and females. It is estimated that classic type Fabry disease affects approximately one in 40,000 males. However, newborn screening initiatives have suggested an even higher prevalence of the disease (one in 3,100 male newborns found by a study conducted in Italy).

Limitations of Current Therapies

Currently no curative therapies exist, and alternatives to ERT for patients with Fabry disease are limited. Fabry disease is primarily treated with periodic infusions of ERT consisting of αGLA over the patient’s lifetime. The most commonly prescribed ERTs for Fabry disease are agalsidase beta (Fabrazyme, marketed by Sanofi Genzyme), and agalsidase alpha (Replagal, marketed by Takeda). Periodic infusion of ERT can cost hundreds of thousands of dollars on an annual basis, placing a significant burden on patients and healthcare systems. A non-ERT drug migalastat (Galafold), an oral chaperone therapy marketed by Amicus Therapeutics Inc., or Amicus, was approved by the EMA in May 2016 and by the FDA in September 2018. Amicus reports that 35% to 50% of the gene mutations associated with Fabry disease are amenable to migalastat.

Although ERT provides therapeutic benefit and can reduce Gb3 substrate levels and extend a patient’s life expectancy, ERT requires chronic infusions throughout a patient’s life and can over time raise antibodies which limit the effectiveness of the therapy. Patients prescribed ERT generally receive an infusion every other week. However, because of their suboptimal pharmacokinetics and very short half-life of a few hours, ERTs only temporarily increase plasma enzyme levels. As a result, patients with Fabry disease that are prescribed ERT continue to have disease progression, including ongoing decline in renal function, potentially resulting in renal failure, cardiovascular disease and ongoing debilitating pain including periods of severe pain crisis. Some physicians anecdotally report that patients can have recurrence of symptoms as the therapeutic effect of ERT wanes between biweekly treatments. In addition, because ERTs are not curative and only slow, but do not halt, the progression of disease, patients can deteriorate and the healthcare system incurs significant costs associated with recurring medical interventions. Furthermore, studies have shown that approximately 40% of male patients with the classic Fabry disease phenotype can develop anti-GLA antibodies also known as anti-drug antibodies.

Our Solution: FLT190 for Fabry disease

We are developing FLT190 for the treatment of Fabry disease. Based on our proprietary AAVS3 capsid, we believe our Fabry disease program has the potential to provide sustained levels of functional αGLA at a lower vector dose than other gene therapy programs for this indication. To our knowledge, there are three other gene therapy programs for this indication currently in or near the clinic, including a lentiviral therapy where the vector is inserted ex-vivo into patients’ cells and permanently integrates into their DNA, another AAV liver-directed gene therapy using an AAV6 capsid, two AAV gene therapies with a capsid directed to tissues affected by the disease, including the heart and a program based on allogeneic human cells genetically modified to secrete hGLA.

Our goal for FLT190 is to bring αGLA activity in patients into the normal range with sustained steady state levels of between five to nine nmol/hr/ml, and potentially to a level that is above the normal range, thereby providing a treatment for Fabry disease that has the potential to be more efficacious, better tolerated and less burdensome than ERT. Our FLT190 program builds on our experience in developing FLT180a. Both product candidates utilize the same manufacturing process, and the capsid and promoter are identical. As a result, we believe we can leverage findings from FLT180a, including predicted dose response and immune management to help facilitate the efficient development of FLT190 as a potential treatment for Fabry disease.

Preclinical Development of FLT190

Our preclinical development program for FLT190 consists of in vitro and in vivo pharmacodynamic studies in α-Gal A-knockout, or GLAko, mice and a single-dose GLP-compliant 13-week toxicology/biodistribution study in NHPs. For purposes of these mouse studies, we have generally utilized vectors pseudotyped with AAV8 rather than our AAVS3 capsid because AAV8 is more efficient at transducing murine cells.

Our preclinical studies in mice have demonstrated increased GLA activity in plasma, as illustrated in the chart below, resulting in normalization of Gb3 and Lyso-Gb3 and a reduction in pathologic lipid deposits in kidney and cardiac tissues.

A single IV injection of FLT190 therapeutic genome pseudotyped with AAV8 resulted in sustained serum GLA expression at supraphysiological levels in all animals dosed. The level of GLA expression achieved with this approach resulted in widespread reductions in Gb3 storage as well as correction of organ lesions as illustrated in the chart below.

This sustained expression of GLA in plasma and relevant tissues resulted in significant reduction in Gb3 and Lyso-Gb3 storage in relevant organs, as illustrated in the charts below.

Gb3 clearance was also supported by electron microscopy, which revealed reduced storage inclusion bodies in the kidney and heart of treated animals. Our preclinical program demonstrates that a single dose of FLT190 vector genome in GLAko mice showed just as much activity as weekly ERT administration, in reducing substrate accumulation in key affected organs. Importantly, the weekly ERT administration in our preclinical program is considered an intensive dosage, which does not reflect typical treatment posology, which is administration of ERT on a bi-weekly basis.

The results from 13-week GLP-compliant toxicology studies showed that administration of FLT190 produced significant increases in GLA activity, indicating that stable bioactive GLA can be expressed from the liver in NHPs and that the resulting enzyme secreted in an active form can be readily detected in circulation, as illustrated in the chart above. Following FLT190 administration in NHPs, GLA was expressed in a dose-dependent manner. The enzyme was secreted in an active form and was detected in circulation (plasma), as can be seen in the figure below, and target organ tissues (e.g., kidney and heart). Plasma GLA activity increased over time, as also illustrated in the chart below. One of the 12 NHPs developed anti-GLA antibodies. We believe the positive anti-GLA result observed in a single NHP is not predictive of a response to GLA in humans.

Toxicology studies in NHPs showed that a single IV injection of FLT190 (at 6e12 vg/kg and 3e13 vg/kg) was generally well-tolerated and at the levels reached, there were no adverse findings following dosing or during the post-dose observational period for 13 weeks or 26 weeks, or to date in the 24-month long-term tolerability study. Plasma GLA activity increased over time, as illustrated in the chart below.

These supraphysiological levels of GLA were sustained throughout the course of the study, demonstrating the stability of GLA expression, secretion and uptake by the target organs and lack of major immune response or neutralizing antibodies against the human transgenic GLA protein.

Clinical Development of FLT190

We currently have ongoing our Phase 1/2 MARVEL-1 clinical trial for FLT190 and an ongoing long-term follow-up study for FLT190, which we refer to as our MARVEL-2 long-term clinical study, in which we will conduct follow-up on patients from our Phase 1/2 MARVEL-1 clinical trial for a period of at least five years following dosing in the Phase 1/2 MARVEL-1 clinical trial. FLT190 has received orphan drug designation from the FDA and from the EMA.

In addition to the currently planned clinical trials, we expect that two additional Phase 3 clinical trials will be required, similar to other development programs in LSDs. The sample size will be informed by the activity seen in our Phase 1/2 MARVEL-1 clinical trial. We expect these two studies to include an open-label trial in treatment naïve adult patients with classic Fabry disease, as well as a treatment switch study for patients already on treatment, with ERT or pharmacological chaperone therapy, at baseline.

Phase 1/2 MARVEL-1 clinical trial: First-in-Human, dose-finding study

Our Phase 1/2 MARVEL-1 clinical trial is a baseline-controlled, non-randomized, open-label, single ascending dose clinical trial of a novel AAV vector, FLT190, in patients with Fabry disease.

We are conducting our Phase 1/2 MARVEL-1 clinical trial in two parts. In Part 1 of the clinical trial, we aim to demonstrate that GLA expression can be achieved with ascending doses of FLT190. We will enroll up to twelve patients previously treated with ERT or chaperone therapy, whom we refer to as previously treated patients, or PTPs. Part 2 of the clinical trial will focus on the biological activity of a dose selected for further development following Part 1 and will enroll up to three additional previously untreated patients, or PUPs, who have not previously received ERT or chaperone therapy. The main objective of the trial is to evaluate the safety of FLT190 at the planned dose. The trial will also evaluate, among other things, efficacy endpoints (including changes from baseline in GLA in plasma and in Gb3 and Lyso-Gb3 in plasma and urine), as well as immune response to the treatment. Together, this safety and efficacy data should allow us to select the dose for our Phase 3 clinical trials. We currently anticipate conducting our Phase 1/2 MARVEL-1 clinical trial initially in Europe. Once we have further progressed our Phase 1/2 MARVEL-1 clinical trial in Europe, we may seek to expand by subsequently initiating clinical trial sites in the United States.

We are planning to test up to four doses in Part 1 of the clinical trial, namely 7.5e11, 1.5e12, 4.5e12 and 1.3e13 vg/kg, although as with FLT180a, depending on dose response in the initial cohorts, we may not ultimately need to escalate to the higher doses. We plan to progress dose-escalation for the Phase 1/2 MARVEL-1 clinical trial during 2021. The initial goal of the program is to bring patients into the normal or high normal range of plasma GLA activity which we believe would make them independent of the need for ERT. Depending on the dose response, we are also investigating the feasibility of bringing patients to a supraphysiological level of activity, which, based on our preclinical data and results in other Fabry human trials, we believe could lead to the potential mitigation of the effects of Fabry disease beyond that currently provided by ERT. We chose a low starting dose for safety reasons in this first human study and first-ever use of in vivo gene therapy in Fabry disease. The following chart illustrates our dosing approach with respect to FLT190, with at least two and up to three patients in each cohort.

We may also reduce the dose level within a particular cohort depending on the observed responses. Once the PTPs have been treated at all dose levels, we will assess tolerability and determine GLA levels at three months post-FLT190 administration. Based on those findings, we anticipate selecting a dose for Part 2 of the clinical trial. For Part 2, a single cohort of three PUPs will be enrolled at the selected dose level, and the efficacy of FLT190 will be assessed based on the change, relative to baseline, over a period of nine months (approximately six months at plateau levels of GLA) in a number of relevant parameters, including GLA levels, Gb3/Lyso-Gb3 clearance, baseline assessment of Gb3 in renal biopsies, renal and cardiac function, GLA immune response, quality of life assessment and patient reported outcomes.

Preliminary clinical data from our Phase 1/2 MARVEL-1 clinical trial

As of February 11, 2021, one patient has been dosed with FLT190 in our Phase 1/2 MARVEL-1 clinical trial. Further enrollment has been hampered due to local healthcare restrictions as a result of the COVID-19 pandemic. See “Risk Factors—Risks Related to the Discovery, Development and Regulatory Approval of our Product Candidates—The outbreak of COVID-19 or another pandemic, epidemic or outbreak of an infectious disease in the U.S., U.K. or EU may result in disruptions to our clinical trials, manufacturing and other business operations, which could have a material adverse effect on our business, financial condition, operations and prospects.”

As the Phase 1/2 MARVEL-1 clinical trial is still ongoing, the clinical data presented below is preliminary data extracted from trial case report forms and is subject to quality control processes. In connection with customary quality control processes, it is possible that items may be identified that would require adjustments to the preliminary data presented below. Accordingly, the final clinical data may differ from the preliminary data presented below, and any such differences could be material.

The first patient was administered FLT190 at a dose of 7.5e11 vg/kg. The infusion has been generally well-tolerated with no infusion-related reaction, and no dose-limiting toxicity events, or DLTs, have been observed.

Plasma GLA activity rose from a baseline trough of 0.3 nmol/hr/ml to 1.2 nmol/hr/ml by week four. The first patient dosed continues to show stable elevated GLA expression at 1 nmol/hr/cc at 12 months post treatment which is approximately a 3-fold increase compared to their baseline level.

The subject restarted ERT from week six as the GLA levels remained below the lower threshold of normal and some peripheral nerve-related symptoms were reported. Trough GLA level measurements, taken prior to each subsequent administration of ERT, allow us to track endogenous FLT190-related GLA production. These results indicate that a liver-directed AAV gene therapy can produce enzymatically-active GLA in plasma. Based on the dose response seen in the Phase 1/2 B-AMAZE clinical trial for FLT180a, we believe that a dose of either 1.5e12 or 4.5e12 vg/kg has the potential to bring patients into, or above, the normal range of GLA expression.

FLT190 Safety Profile

As of October 18, 2020, we observed two SAEs considered related to FLT190 in the one patient treated in our FLT190 clinical trial, namely an increase in ALT levels and a grade two myocarditis marked by mild chest pain, a change in electrocardiogram and a transient elevation in troponin levels. Each of these SAEs was observed eight weeks after the FLT190 infusion.

The patient had classic Fabry disease with evidence of cardiac involvement at baseline. At a routine site visit the patient reported some mild chest pain. An electrocardiogram showed some new changes compared to baseline. The patient was assessed by a cardiologist with an echocardiogram that showed mild changes and a minimally elevated troponin level. The patient was allowed to return home and an outpatient cardiac magnetic resonance imaging, or MRI, was scheduled. The patient began to taper off the prophylactic steroid regimen in accordance with the protocol. Three days later, an elevated ALT level was found on routine monitoring that was deemed to be an episode of gene therapy related transaminitis and the patient was brought back to hospital for treatment with IV methylprednisolone and tacrolimus in accordance with the trial protocol. On admission to hospital, a significant troponin spike was also detected, and a repeat cardiac MRI showed no significant changes compared to baseline. The patient’s troponin elevation resolved within two days after starting IV methylprednisolone and tacrolimus. The patient’s ALT elevation resolved after three weeks. We believe the similar timing of the transaminitis and the elevation in troponin suggest that both were caused by a related immune-mediated response to FLT190. Approximately 50% of patients with an underlying history of Fabry-related cardiac disease may have evidence of immune-mediated myocarditis on cardiac biopsy. Both of these events were categorized as SAEs because the patient required hospitalization. There has been no apparent reduction in GLA activity associated with the transient increase in ALT levels in this patient.

In consultation with Fabry disease experts, we have modified the protocol to align the prophylactic immune management regimen with the regimen that is currently planned for the upcoming 180a pivotal: oral prednisolone and tacrolimus beginning at day 21 and continuing on for a short duration followed by close monitoring for transaminitis so it can be treated promptly if required. In addition, we will also be evaluating troponin levels during the Phase 1/2 MARVEL-1 clinical trial at regular pre-specified intervals. We believe that these modifications to the trial protocol will minimize the possibility of ALT elevation and myocarditis in future patients.

MARVEL-2 Long-term Clinical Study

All patients who receive FLT190 in our Phase 1/2 MARVEL-1 clinical trial will also be invited to enroll in our separate MARVEL-2 long-term clinical study in which we will assess long-term safety and efficacy for a period of at least five years after infusion with FLT190 in the Phase 1/2 MARVEL-1 clinical trial.

Efficacy of FLT190 will be assessed in our MARVEL-2 long-term clinical study based on the change, relative to baseline from the preceding Phase 1/2 MARVEL-1 clinical trial, in a number of relevant clinical parameters, including skin and renal biopsies, GLA expression, substrate and toxic metabolite levels, renal function, cardiac imaging and CNS imaging. The main objective of the MARVEL-2 long-term clinical study is to evaluate the long-term safety of FLT190 following the initial dosing in the Phase 1/2 MARVEL-1 clinical trial at the planned dose. The MARVEL-2 long-term clinical study will also evaluate, among other things, efficacy endpoints, immune response, quality of life and healthcare utilization.

FLT201 for the Treatment of Gaucher Disease

We are developing our liver-directed gene therapy product candidate, FLT201, for the treatment of type 1 Gaucher disease, or GD1. In 2019, we selected the candidate with the best efficacy profile among a group of different constructs we examined and plan to initiate the Phase 1/2 study for this program in 2021.

Gaucher Disease Overview

Gaucher disease is an ultra-rare autosomal recessive condition with a mutation in the GBA1 gene leading to a reduction in GBA activity. This causes a failure of metabolism of glycosphingolipids in lysosomes within cells and the build-up of glucocerebroside, or GL-1. This is particularly seen in macrophages, which are transformed into Gaucher cells by the build-up and accumulation in the spleen, liver, bone marrow and, in some forms, also the central nervous system, or CNS. Gaucher disease has an overall incidence of approximately 1 in 40,000 to 1 in 60,000 live births. Gaucher disease can be further subdivided into Type 1 (somatic, non-neurological), Type 2 (acute, infantile neuronopathic) and Type 3 (chronic neuronopathic). Approximately 90% of patients suffering from Gaucher disease in western countries have GD1, which manifests as multiple morbidities including enlargement of the spleen and liver, low red blood cells, or anemia, low platelet count, or thrombocytopenia, and bone abnormalities including bone pain, fractures and arthritis. Bruising, risk of bleeding and fatigue are common due to the thrombocytopenia and anemia.

Limitations of Current Therapies

There are currently no curative treatments for Gaucher disease. Currently, two different therapeutic approaches for the treatment of GD1 are used: ERT and substrate reduction therapy, or SRT. Intravenously administered ERT is targeted to macrophages and increases the breakdown of the accumulated glycolipids, which has proven to be effective in the treatment of the visceral and hematological complications of the disease. Decreases in splenic and hepatic size and improvement in cytopenias are usually apparent after six months of treatment.

Although ERT can have significant benefits for patients with Gaucher disease, the treatment can impose a significant burden on patients, with up to three infusions per week at the commencement of treatment. The frequency of infusions may be reduced with time to once a week or biweekly, but the infusions still take several hours to prepare and administer (even if performed at home). Another key challenge in the development and delivery of ERT is the extreme instability of the enzyme. The half-life at physiological pH is only approximately ten minutes, which limits the amount of enzyme that can have a therapeutic impact and leaves the patient with undetectable amounts of ERT within hours of receiving their treatment. Therefore, bi-weekly infusions of ERT are needed over a patient’s lifetime.

ERT is a relatively effective treatment for the somatic manifestations of Gaucher disease with some improvements in organomegaly, skeletal symptoms and cytopenia, but does not cross the blood brain barrier in sufficient quantities to improve any CNS symptoms and has not been shown to be effective in the treatment of pulmonary symptoms. ERT also poses a number of risks for patients. For example, bone disease is unresponsive to ERT, as a result of its relatively short dose kinetics, which can result in skeletal impairment and long-term disability. In addition, infusion reactions are common, with 44% of patients experiencing this adverse event. Another common adverse event in the administration of ERT is the formation of anti-GBA antibodies, the most common form of which are non-neutralizing, which can lead to immune reactions.

SRT reduces the amount of glucosylceramide by inhibiting its synthesis. As an oral alternative to ERT, its user friendliness makes this class of treatment attractive to some patients. The first SRT, miglustat, is approved for GD1 patients with mild to moderate disease manifestations for whom ERT is unsuitable. However, side effects and concerns about effectiveness have limited its use. Additionally, although SRT has been shown to be an effective treatment of organomegaly and cytopenia, other disease manifestations are not improved. Recently, eliglustat, a second generation SRT with an improved risk/benefit profile has been approved as a first-line therapy. SRT is not approved for use in children. In addition, both ERTs and SRTs for Gaucher disease impose significant costs on the healthcare system.

Although ERTs represent a very important advancement in the treatment of patients with GD1, they are demanding, expensive and, due to short half-life, do not prevent the progression of disease in all manifestations. We believe that gene therapy offers the potential for a functional cure for Gaucher disease, and we believe that FLT201 is the only AAV gene therapy currently in development for Type 1 Gaucher disease. In addition to our program, there are different gene therapy modalities under development for this indication, including a lentiviral ex vivo gene therapy, which delivers DNA ex vivo to cells extracted from and then reinfused into the patient, as well as a non-viral gene therapy using lipid nanoparticles to deliver covalently closed-ended DNA constructs.

Our Solution: FLT201 for Gaucher disease

We are developing FLT201 for the treatment of Type 1 Gaucher disease. Like our other disclosed programs, FLT201 leverages AAVS3, our proprietary high-potency adeno-associated virus capsid. To further enhance the potency of our candidate, the company’s protein engineering group developed GCasevar85, a proprietary GCase variant which, compared to wild-type GCase, has a greater than 20-fold increase in half-life in lysosomal pH and a 6-10 fold increase in half-life in serum, resulting in a 20-fold increase in potency of the vector. In a platform presentation at the WORLDSymposium in February 2021, we published data which demonstrate preclinical proof-of-concept for the potential of the program to provide functional cures in patients with Type 1 Gaucher disease. Included in these data were a demonstration of GCase expression, cellular uptake, tissue penetration, enzymatic activity, and clearance of disease-causing substrate, glucosylsphingosine, or lyso-Gb1.

In wild-type mice, FLT201 resulted in robust GCase expression in the liver and sustained GCase secretion into the plasma, with enhanced and sustained GCase uptake observed in key tissues involved in Gaucher disease including spleen, bone marrow and lung, as compared with velaglucerase alfa, a standard-of-care ERT for Gaucher disease. The data demonstrate that GCasevar85 secreted from the liver was taken up by macrophages in the spleen and trafficked to lysosomes. In Gba-deficient mice, restoration of GCase activity after FLT201 injection was observed in difficult-to-reach tissues as shown by decreased levels of disease-causing substrate, lyso-Gb1, increased concentrations of plasma GCase and reduced activated macrophages and inflammation in the lung. In addition, dose-dependent reductions of lyso-Gb1 were observed in all tissues analyzed including bone marrow and lung. In vitro studies demonstrated that GCasevar 85 was taken up by human peripheral blood mononuclear cells, or PBMCs, and macrophages at levels comparable to those seen with ERT. FLT201 treatment in rhesus macaques was well-tolerated with rapid and robust increases in plasma GCase levels. Considered in totality, we believe that these data suggest FLT201 may be able to deliver sustained GCase expression in difficult-to-reach tissues, such as bone marrow and lung, as evidenced by the substrate clearance. We currently plan to commence clinical development of FLT201 by targeting initiation of first-in-human dose finding trials  by the end of 2021.

FLT210 for the Treatment of Hemophilia A

We are developing a liver-directed gene therapy product candidate, FLT210, for the treatment of hemophilia A. In 2019, we selected for further preclinical testing a candidate with the best efficacy profile among a group of different constructs. We believe that this small size may potentially offer advantages in terms of treatment durability and manufacturing feasibility, although we would need to demonstrate this in human trials.

Hemophilia A Disease Overview

Hemophilia A is an X-chromosome linked inherited disease caused by a mutation in the gene coding for coagulation of FVIII, primarily affecting males. Women are carriers of the gene, but only in extremely rare cases do they have hemophilia A. This defect in the F8 gene leads to a deficiency of FVIII, causing poor clotting in response to trauma and a risk of spontaneous bleeds, often into weight-bearing joints. Large muscle bleeding and CNS bleeding are also likely to happen in these patients and are associated with a high risk of significant disability and death.

According to the WFH’s annual global survey, as of 2018 approximately 45% of hemophilia A patients had severe hemophilia A with FVIII activity level in plasma below 1%. Patients with FVIII levels below 40% but above 5%, which is described as a mild form of the disease, do not present with spontaneous bleeds as frequently, but may have a severe bleeding phenotype and a longer coagulation time associated with trauma or surgery.

Hemophilia A is a rare disease. However, it is the most common of the X-chromosome linked disorders. The incidence is approximately one case per 5,000 male live births and is consistent across different ethnic groups. The prevalence of hemophilia A varies across reporting countries, with a range of 5.4 to 14.5 cases per 100,000 males. In 2019, there were approximately 13,915 hemophilia A patients in the United States according to the WFH’s annual global survey. Hemophilia A is about four to five times more prevalent than hemophilia B, with approximately 38,000 patients in the U.S. and the five major European markets (U.K., Germany, France, Italy and Spain).

Limitations of Current Therapies

Current hemophilia A treatments and their limitations closely mirror those associated with hemophilia B. In particular, current treatments involve factor replacement therapy with plasma derivatives or genetically engineered recombinant FVIII concentrates, including both short- and long-acting products. Treatment may be administered during a bleed (on-demand treatment) or to prevent bleeds (prophylactic treatment) and involves frequent IV administration of the replacement factor. More recently, Roche’s Hemlibra has been approved by the FDA for routine prophylaxis in hemophilia A. Hemlibra is a bispecific Factor IXa- and Factor X-directed antibody, which replaces prophylactic factor treatment and is injected subcutaneously once per month. While an improvement on conventional factor replacement therapy, Hemlibra still requires lifetime injections and does not fully normalize factor levels.

Even with prophylaxis, significant limitations on patient quality of life remain because normal plasma clotting factor levels are not consistently restored. The short half-life of normal clotting factors results in peaks and troughs of circulating clotting factor. This “sawtooth” profile of factor level—high immediately after infusion, falling rapidly to near baseline—mandates careful planning of physical activity. EHL products do not remove the problems of lifelong IV administration, breakthrough bleeding and increased cost.

One of the major complications is the development of neutralizing antibodies, or NAbs, against the administered coagulation factor, NAbs are also known as inhibitors. In the case of hemophilia A, approximately 30% of patients develop an inhibitor at some point in their life with the majority of cases seen early in the treatment history. This NAbs development prevents the therapy from working and makes these patients susceptible to spontaneous bleeds.

This immune response to infused factor concentrates remains a major source of morbidity and mortality in the treatment of patients with hemophilia A. Moreover, inhibitors significantly increase the cost of care, intensify the financial and psychosocial stressors on patients and their families, and have a negative effect on disease morbidity and mortality by making bleeding episodes more difficult to treat. Bypassing agents, or BPAs, are the primary treatment modalities currently available for patients with inhibitors. Immune tolerance induction, or ITI, is considered the standard of care for inhibitor eradication in patients with hemophilia, predominantly in patients with severe hemophilia A. ITI requires frequent and regular exposure to FVIII concentrates, often at high doses over the course of several months to years, as a method to induce tolerance. We believe that gene therapy may be a way of potentially inducing tolerance to FVIII for these patients, due to the continuous endogenous production of FVIII by the liver in these patients. See “—Background on Gene Therapy—Liver-Directed AAV Gene Therapy.”

We believe gene therapy for hemophilia A has the potential to greatly improve the lives of people with hemophilia A by providing consistently high levels of FVIII, thus preventing all forms and instances of spontaneous bleeds. There are several gene therapies currently being developed for treating hemophilia A. As further discussed below, some of these constructs have seen a loss in FVIII expression over time. We believe that our program has the potential to achieve greater durability and stability of expression.

Our Solution: FLT210 for Hemophilia A

We have designed a potential hemophilia A product candidate, FLT210, with what we believe to be the smallest known liver-specific promoter and have shortened the F8 gene in order to reduce the expression cassette size and allow it to better fit within the length of the nucleic acid sequence within wild type AAV. We believe this has the potential to address one of the major challenges in developing a gene therapy for hemophilia A, namely that the modified F8 gene used in several other gene therapy programs is too large to be efficiently and completely encapsulated into AAV. We believe the large size of the F8 gene could be a major contributing factor to the issues of loss of expression and high intersubject variability seen in some other AAV gene therapy programs for this indication. Although we believe that our smaller expression cassette could result in more stable expression than we believe is possible with oversized constructs, we can only demonstrate this in human trials, which will also require several years of patient follow-up studies. There can be no assurance that FLT210 will, in fact, lead to more stable F8 expression.

Preclinical Development of FLT210

Preclinical data demonstrates the efficacy of our FLT210 construct in producing adequate levels of FVIII expression and reduced bleeding activity. Preclinical studies in wild type mice demonstrated similar levels of FVIII expression from FLT210, to a known comparator construct for this indication. We plan to complete preclinical proof-of-concept safety, efficacy and durability studies of FLT210 to support an IND filing in 2022.

Manufacturing and Analytics

We believe we have one of the highest quality AAV manufacturing platforms developed and optimized towards vector potency, yield and lowest possible levels of replication-competent AAV, which we believe provides us with a significant competitive advantage. We have designed our proprietary and differentiated manufacturing platform to facilitate the efficient development of product candidates by utilizing a modular structure and leveraging in-house capabilities, ranging from protein engineering to vector cassette design, and including biological starting material engineering process development, analytical development, manufacturing and QC. We believe our expertise in AAV biology has enabled us to achieve competitive advantages in plasmid design and analytics underpinning the performance of our manufacturing platform. Our expertise also provides a combination of late-stage gene therapy development capabilities with decades of experience in use of viral platforms in pharmaceutical applications. We believe our manufacturing process is capable of generating high product quality and potency both for toxicology studies and clinical trials of our product candidates, and also at commercial scale.

Our Differentiated Manufacturing Platform

The key strength of our AAV platform is our ability to design AAV vectors with high product potency, quality and safety in mind. We carefully select, develop and optimize the components of our manufacturing platform to reduce impurities and increase vector potency. Such impurities arise as a result of any vector production process and include the packaging of unwanted DNA, a by-product of the materials used to produce vectors. High potency product candidates permit us to administer lower doses of vectors to patients to achieve equivalent activity. Therefore, even for our high dose programs we will treat patients at vector genome doses far below those that caused severe toxicity in other clinical trials involving systemic AAV delivery. Our high potency system enables us to deliver lower overall levels of impurities to patients for a given level of expression.

We use an adherent mammalian cell manufacturing platform, which we believe has the potential to produce more potent and higher quality vectors than the insect cell derived baculovirus platform sometimes used in AAV gene therapy manufacturing. This is demonstrated in our view by the approximately ten- to 30-fold higher doses required to achieve the same FIX expression in hemophilia B patients dosed with insect cell derived vectors as compared with those dosed with mammalian cell derived vectors, as seen in published data across various hemophilia B programs.

We have developed a proprietary split-packaging plasmid system, which we refer to as our two-plasmid transfection system, which consists of a plasmid containing the AAV rep and helper virus genes, and a product specific plasmid containing the AAV cap gene and the AAV vector comprising the expression cassette including the product-specific transgene. This system facilitates modularity of the platform because only the second plasmid needs to be adapted by a simple “plug-and-play” approach to support another program. For programs requiring a vector carrying a large gene, we developed a second-generation plasmid system to support high yield and quality for large vector genomes. The modularity of our plasmids, in turn, is designed to minimize the cost and time investment required to initiate new programs and develop additional product candidates. Splitting AAV genes also significantly reduces the likelihood for formation of replication-competent AAV, which we believe should be kept to a minimum to help improve a vector’s safety profile and enables us to improve overall vector yields. Further, our two-plasmid transfection system allows us to adjust and balance vector genome yield against the vg/capsid ratio, traditionally referred to as the “full/empty ratio,” within a given range. As a result, we can adjust the vg/capsid ratio on a program-by-program basis.

The molecular design of the plasmids in combination with the use of human HEK293T cells for AAV manufacturing is aimed at ensuring a natural regulation of the AAV genes, which, in turn, is designed to promote high vector potency and improved vector quality. We believe that the approximately ten- to thirty-fold higher doses required to achieve the same efficacy in patients with insect-cell derived vectors manufactured on a baculovirus platform, based on published data across various hemophilia programs using a range of capsids, demonstrates the superior clinical potential of vectors made in mammalian cells with respect to vector potency.

We selected a HEK293T cell line for AAV production because this line outperformed the alternative HEK293 cell lines which are also commonly used in AAV manufacturing by improving vector potency two-fold, while concurrently reducing the payload of unwanted DNA packaging up to five-fold, as illustrated by the following chart.

The levels of residual packaging DNA are important in assessing the safety of the treated patients, as these DNA impurities are as efficiently delivered to a patient’s cell as the therapeutic vector. Potential safety issues linked to unwanted DNA packaging are tumorigenicity and immunogenicity driven by packaged residual host cell and plasmid DNA. In addition, we have developed and are optimizing state-of-the-art assays for in-depth molecular characterization of AAV batches including 2D ddPCR and our proprietary long-read next generation sequencing platform, or LR-NGS, which allows us to verify integrity of the inserted vector and to characterize the molecular state of unwanted, packaged DNA impurities. Data generated with our analytical tools enables us to not only design product candidates with potentially lower risk profiles, but also helps optimize our manufacturing system for both product quality and productivity in a program-specific manner.

iCELLis® manufacturing platform

We selected and developed the iCELLis® manufacturing platform because this technology supports AAV manufacturing using adherent HEK293T cells at a commercial scale. Vector quality, potency and per-cell yield were the major strategic drivers in our selection of the iCELLis® manufacturing platform. We systematically compared AAV manufacturing using both adherent and suspension cell platforms for HEK293T and HEK293 cells. These studies also included comparisons between a suspension cell platform and cells of an AAV expression cell line developed by a CRO, which is referred to as “x” in the graphs below and which was optimized toward vector yields at the CRO. The following graph illustrates the superiority of the iCELLis® adherent platform in terms of its ability to minimize unwanted DNA packaging.

The majority of packaged residual host cell DNA, or HCD, of an AAV batch of our iCELLis® platform is highly fragmented, which reduces the risk of delivery of functional oncogenes from the cell line. We believe that the higher quality of vector manufactured on adherent cells is at least partially explained by the higher per cell productivity of the adherent platform. We are able to benefit from the advantages of adherent manufacturing without sacrificing yield and potency, as we have determined that the overall yield and potency of vectors manufactured on an adherent iCELLis®500 are comparable to reported 200L suspension bioreactor yields. We continue to assess advances in these technologies as they develop and retain flexibility in our development plans to give us the ability to manufacture our products on a platform that is appropriate for each program.

Downstream processing, even specific “empty-full” separation steps, cannot eliminate all unwanted packaged DNA and especially not the fraction of unwanted DNA with larger fragment sizes that potentially could deliver functional genes into a patient. As a result, in order to minimize the generation of such unwanted packaged DNA, we focus on the efficiency of upstream processes and starting materials, which requires a deep understanding of AAV and cell biology, a key strength of our team. In addition to the more potent design of upstream purification processes to reduce unwanted unpackaged DNA, we have also developed a downstream purification process at commercial scale, which is designed to further reduce process impurities to very low or undetectable levels.

Operational advantages of our manufacturing platform

We believe our manufacturing platform has the ability to deliver high product quality at scale and at attractive cost of goods. We are able to meet varied production requirements throughout the development pipeline, from product candidate selection to cGMP manufacturing and commercialization requirements.

Competitive cost structure

We believe our iCELLis® process ensures a cost of goods comparable with suspension formats, with improved quality as compared with suspension formats. Our iCELLis® process is more efficient than many other adherent systems because it is less expensive to run on a per-unit basis than a classic adherent process. This is a result of the high degree of automation and relatively large batch size that we manufacture. In addition, the iCELLis® platform can drive down facility costs as a result of reduced harvest volume and purification costs compared to similar scale suspension formats.

Analytical differentiation

In addition to manufacturing expertise, we possess differentiated analytical capabilities and technologies. For example, we have more than 30 QC assays for release and stability testing, many of which are proprietary and developed in-house. We have also developed a large panel of additional state-of-the-art characterization assays including the 2D ddPCR and LR-NGS method, many of which are also proprietary and executed in-house.

Short and long read next generation sequencing provides us with information on quality attributes, particularly critical information on vector integrity, as well as functionality of unwanted DNA, which we believe are unavailable to many of our competitors. The following charts illustrate the power of our proprietary LR-NGS technology to study vector integrity compared to a standard characterization assay, alkaline gel analysis. The same AAV batch was analyzed with both methods. While the standard assay can resolve AAV vector monomer and dimer at a quantifiable ratio only, our LR-NGS method provides a much deeper insight into the molecular composition of the AAV vector.

Our analytical abilities also provide us with greater functionality data, which helps to maintain quality and characteristics across batches and supports selection of appropriate dosing assays for QC. The complex bioinformatics needed to derive LR-NGS data have been successfully semi-automated, which will allow us to use this technology as a more routine characterization assay. Following further optimization of the workflow and establishment of rigid quality controls, we will be able to systematically analyze AAV batches from different manufacturing platforms and use that data to continue to improve our platform, as well as to optimize the design of our plasmids and vector constructs.

Manufacturing strategy and infrastructure

Our ongoing strategy includes leveraging our good relationships and effective technology transfer with key CMOs and CROs to secure capacity for our lead programs. We have established a proprietary manufacturing platform of commercial scale and quality at Brammer and Novasep (both now owned by Thermo Fisher Scientific). Additionally, we are in the process of establishing our own cGMP suite at CGT Catapult in the U.K. We have secured dedicated capacity at Brammer from 2021 to 2027, inclusive, to enable us to commercialize FLT180a, if approved, and we have further capacity reserved at Novasep. The products necessary for the Phase 1/2 B-AMAZE clinical trial for FLT180a were manufactured by Children’s GMP at St. Jude and we have produced the products necessary for our planned Phase 1/2 dose confirmation trial at Brammer where we will also manufacture the materials for the planned Phase 3 pivotal trial for FLT180a and commercial supply of FLT180a. We have received feedback from the FDA relating to the characterization and comparability of the investigational drug product used in our Phase 1/2 B-AMAZE clinical trial for FLT180a that was produced at a smaller scale by Children’s GMP at St. Jude, as compared to our current investigational drug product that is produced at a commercial scale at Brammer. We plan to work in parallel with our planned Phase 1/2 dose confirmation trial to respond to the FDA’s CMC requirements in advance of commencing the planned Phase 3 pivotal trial. The product being used in our ongoing Phase 1/2 MARVEL-1 clinical trial for FLT190 was manufactured at Novasep.

In the mid- to long-term, we plan to expand our own manufacturing capabilities in order to maximize agility, robustness and financial return. We also plan to focus on ongoing enhancement of our manufacturing and analytical technology to drive productivity and quality, thus enabling access to larger indications that may require higher volume dose production. With further development of our capabilities, we expect to improve our competitive position and create strategic optionality in terms of in-licensing or acquiring new programs, or entering advantageous partnerships with other companies. To accomplish this, we plan to either establish our own manufacturing facility or secure dedicated capacity through a strategic partnership involving a new facility. The location of any such facility is still to be determined, but we are engaged in discussions in several jurisdictions with several potential strategic partners with locations under consideration, including the U.K., Ireland and several U.S. states. We have completed a design concept for a facility that can be expanded using a modular strategy to minimize capacity lead-time. In addition, we are proactively engaging with regulators and the AAV manufacturing community to ensure that we can meet or exceed applicable quality and regulatory standards.

Brammer Agreement

In June 2020, we entered into a dedicated manufacturing and commercial supply agreement with Brammer pursuant to which Brammer will reserve certain amounts of manufacturing capacity in its manufacturing facility from 2021 to 2027 to supply us with FLT180a. As consideration for the reserved manufacturing capacity, we are required to pay Brammer an eight-figure annual capacity access fee, as well as meet certain other purchasing requirements.

Commercialization

We believe that each of our first four programs represents an attractive commercial opportunity and, taken together, provide the basis for a strategic platform in gene therapy for rare diseases. The therapeutic areas covered by our product candidates have established diagnostic pathways and treatment centers, yet have established unmet medical needs, thus minimizing the need for expensive market development activities for our product candidates, if approved. We believe the potential of our platform to provide functional cures could deliver a differentiated value proposition for health care providers and payors by eliminating the need to pay for continued FRT or ERT in our treated patients and by reducing the burden compared with existing treatments. Patients with our targeted diseases are treated by highly specialized physicians, requiring a relatively small and efficient sales and medical affairs infrastructure. Hemophilia A and hemophilia B are often treated by the same physicians, and there is also significant overlap in the physicians and centers addressing hemophilia as well as Fabry disease and Gaucher disease.

We have, through owned and in-licensed intellectual property rights, global rights to all our programs. If approved, we intend to commercialize them initially in the United States and Europe. We plan to employ a small, targeted commercial and medical affairs infrastructure to build and promote access to the product through centers-of-excellence that treat hemophilia and LSDs in the U.S. and Europe and potentially other major markets, including Japan, Australia and South Korea, and rest of world. We believe that this patient-centered approach will provide the foundation for future commercial and medical affairs operations.

In the case of our lead product candidate, FLT180a, if approved, we intend to focus marketing efforts on key hemophilia treatment centers with broad access to patients, and we plan to leverage the clinical trial sites we have already identified in Europe and the U.S. for our planned pivotal clinical trial. To date, we have identified over a dozen potential suitable sites in the U.S. that have the appropriate experience, facilities, and patient volume to enroll gene therapy trials for hemophilia. We intend to focus initially on these sites for commercialization as well, and will look to expand to additional centers as appropriate. In Europe, we expect to have a similar number of centers spread geographically among multiple countries, likely with several treatment centers in the larger markets. In addition, we will invest in activities to expand referral and treatment networks to address more patients, as not all hemophilia centers will have the capabilities required to provide gene therapy.

Our current plan is to commercialize without a partner, in order to retain strategic flexibility and capture the full value of our products. Strategically, we believe this also gives us the opportunity to leverage this commercial organization for future product launches, and in particular for hemophilia A, to allow a faster market penetration. We also believe that our ability to offer treatments for a variety of rare diseases, including both hemophilia A and hemophilia B, as well as Fabry disease and Gaucher disease, will provide synergies and may help drive incremental sales of each of our product candidates.

Competition

The biotechnology and pharmaceutical industries, including the gene therapy field, are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions.

We are aware of a number of companies focused on developing gene therapies in various indications, including, but not limited to, AVROBIO, BioMarin, 4D Molecular, Generation Bio, GeneVentiv, Pfizer (through separate partnerships with Sangamo and Spark Therapeutics), Sangamo, Spark Therapeutics (Roche), Takeda and uniQure (in partnership with CSL Behring), as well as several companies addressing other methods for modifying genes and regulating gene expression. Any advances in gene therapy technology made by a competitor may be used to develop therapies that could compete against any of our product candidates.

For our specific hemophilia A, hemophilia B and LSD therapy product candidates, the main competitors include:

•

Hemophilia B: uniQure (licensed to CSL Behring) and Pfizer (licensed from Spark Therapeutics) are progressing their Phase 3 clinical trials for their in vivo AAV-based products. Other earlier stage competitors include Takeda’s TAK-748 (AAV-based product) in a late preclinical stage and LogicBio Therapeutics Inc.’s LB-101 gene editing program in proof of concept phase, as well as Mitsubishi Tanabe Pharma Corporation, which has announced the commencement of a research & development gene therapy program for hemophilia B.

•

Fabry disease: Currently, we believe our most advanced competitor in the clinic is AVROBIO, which is conducting Phase 1 and Phase 2 clinical trials using an ex vivo lentiviral platform for their Fabry disease program. Sangamo has disclosed that it is evaluating its ST-920 product candidate in adults with classic Fabry disease in a Phase 1/2 open-label, dose-ascending clinical trial, and that the FDA has granted orphan drug designation to this product candidate. Finally, 4DMT’s 4D-310 (AAV-based product) is in a Phase 1/2 clinical trial with initial data expected this year.

•

Hemophilia A: We believe that we have three key competitors at the clinical stage in hemophilia A treatments. BioMarin submitted a MAA to the EMA in November 2019 and a BLA to the FDA in December 2019 for its valoctocogene roxaparvovec, or Valrox, product candidate; in August 2020, the FDA published a complete response letter requesting two full years of follow up data, which will delay the launch of Valrox until potentially 2023 or beyond; in November 2020, BioMarin withdrew its MAA from EMA. In addition, Roche (Spark Therapeutics) is progressing towards a Phase 3 clinical trial with its SPK-8011 product and is also starting a program for hemophilia A patients with inhibitors. Pfizer is in partnership with Sangamo and has responsibility for the Phase 3 clinical trial in hemophilia A which started dosing patients in October 2020. Generation Bio recently announced preclinical data and a lead program in hemophilia A for a non-viral delivery method of gene therapy and that they expect to submit an IND in 2022.

•

Gaucher disease: Our main competitor in the area of advanced therapy medicinal products for Gaucher disease is an ex-vivo lentiviral-based gene therapy produced by AVROBIO, which began dosing patients with Gaucher disease in its Phase 1/2 clinical trial during the second half of 2020 with one patient announced to have been dosed to date.

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources than we do, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

Intellectual Property

Our success depends in part upon our ability to protect our technology and intellectual property. To protect our intellectual property rights, we rely on patents, trademarks, copyrights and trade secret laws, confidentiality procedures, and employee disclosure and invention assignment agreements. Our intellectual property is critical to our business and we strive to protect it through a variety of approaches, including by obtaining and maintaining patent protection in various countries for our product candidates, novel biological discoveries, manufacturing and analytical processes, and other inventions that are important to our business. For our product candidates, we generally intend to pursue patent protection covering compositions of matter, methods of making, and methods of use. Although we own or in-license patent applications with composition of matter claims directed to the transgene component of our FLT180a, FLT201 and FLT210 product candidates, as of March 15, 2021, no such U.S. patent application has issued as a patent and we do not otherwise own or in-license any issued patents in the United States or any other jurisdiction with composition of matter claims directed to the transgene component of our FLT180a, FLT201 and FLT210 product candidates. In addition, we in-license issued foreign patents and pending foreign and U.S. patent applications with composition of matter claims directed to the transgene component of our FLT190 product candidate, but as of March 15, 2021, no such U.S. patent application has issued as a patent and we do not otherwise own or in-license any issued patents in the United States with composition of matter claims directed to the transgene component of our FLT190 product candidate. Additionally, while we exclusively in-license U.S. and foreign issued patents, as of March 15, 2021, we do not own any U.S. or foreign issued patents covering our FLT180a, FLT190, FLT201 and FLT210 product candidates. As we continue the development of our product candidates, we intend to identify additional means of obtaining patent protection that would potentially enhance commercial success, including through claims covering additional methods of use and complementary diagnostic and/or companion diagnostic related claims.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of genetic therapy has emerged in the United States and in Europe, among other countries. Changes in the patent laws and rules, either by legislation, judicial decisions, or regulatory interpretation in other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, importing or otherwise commercializing any of our patented inventions, either directly or indirectly, will depend in part on our success in obtaining, defending and enforcing patent claims that cover our technology, inventions, and improvements. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our platform and product candidates and the methods used to manufacture them. Moreover, our issued patents and those that may issue in the future may not guarantee us the right to practice our technology in relation to the commercialization of our platform’s product candidates. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, which may prevent us from commercializing our product candidates FLT180a, FLT190, FLT201 and FLT210 and future product candidates and practicing our proprietary technology.

Our issued patents and those that may issue in the future may be challenged, narrowed, circumvented or invalidated, which could limit our ability to stop competitors from marketing related platforms or product candidates or limit the length of the term of patent protection that we may have for our FLT180a, FLT190, FLT201 and FLT210, and future product candidates, and platforms such as our proprietary AAVS3 capsid. In addition, the rights granted under any issued patents may not provide us with complete protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies that achieve similar outcomes but with different approaches. For these reasons, we may have competition for our product candidates. Moreover, the time required for development, testing and regulatory review of our candidate products may shorten the length of effective patent protection following commercialization. For this and other risks related to our proprietary technology, inventions, improvements, platforms and product candidates, please see the section entitled “Risk Factors—Risks Related to Our Intellectual Property.”

Patent Portfolio

As of March 15, 2021, we solely own at least one pending U.S. non-provisional patent application, at least seven pending foreign patent applications in the United Kingdom and Europe and at least six pending Patent Cooperation Treaty, or PCT, patent applications and we exclusively license from UCLB, at least three issued U.S. patents, at least five pending U.S. patent applications, at least six issued foreign patents in Europe, Australia and Japan, at least 22 pending foreign patent applications in Europe, Australia, Brazil, Canada, China, India, Israel, Japan, Hong Kong, Mexico, the Republic of Korea and Singapore and at least two PCT patent applications. The claims of these owned or in-licensed patents and patent applications are directed toward various aspects of our product candidates, manufacturing platforms and research programs. Specifically, the claims of these patents and patent applications include compositions of matter, methods of use, methods of manufacture, manufacturing precursors such as plasmid systems, and analytical techniques. Our owned patent applications, if issued, are expected to expire between approximately as early as 2038 and 2040 and our in-licensed patents and patent applications, if issued, are expected to expire between approximately as early as 2035 and 2039, in each case without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

AAV Capsid

As of March 15, 2021, we exclusively license from UCLB at least one issued U.S. patent, at least one pending U.S. non-provisional patent application, at least three issued foreign patents in Europe, Australia and Japan and at least seven pending foreign patent applications in Europe, Canada, China, Japan, Hong Kong, the Republic of Korea and Singapore that include claims directed to our proprietary AAVS3 capsid which is used in our FLT180a, FLT190, FLT201 and FLT210 product candidates. These in-licensed patents and pending applications, if issued, are expected to expire as early as 2036, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

Manufacturing Platform

As of March 15, 2021, we additionally solely own at least one pending foreign priority patent application in Europe and at least one PCT patent application that includes claims directed to our two plasmid system for AAV production and methods for producing AAV using the system. Any U.S. non-provisional patent applications or foreign patent applications timely filed based on these applications, if issued, are expected to expire as early as 2040, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We further solely own at least one pending foreign priority patent application in the United Kingdom that include claims directed to an iteration of our two-plasmid system for AAV production and methods for producing AAV using the system. Any U.S. non-provisional patent applications or foreign patent applications timely filed based on this priority application, if issued, are expected to expire as early as 2041, without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

TIA

In addition, as of March 15, 2021, we solely own at least one pending PCT patent application that includes claims directed to a TIA, which is used in connection with our AAVS3 capsid. Any U.S. non-provisional patent applications or national phase patent applications timely filed based on this PCT application, if issued, are expected to expire as early as 2041, without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

FRE1 Promoter

As of March 15, 2021, we exclusively license from UCLB at least one issued U.S. patent and at least one pending U.S. non-provisional patent application that include claims directed to a liver-directed promoter, or vector containing the same, that is used in our FLT180a and FLT190 product candidates. These patents and patent applications, if issued, are expected to expire as early as 2035, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

FLT180a

In addition to the patents and patent applications described above with respect to the AAVS3 capsid and our FRE1 promoter, as of March 15, 2021, we exclusively license from UCLB at least one issued U.S. patent, at least two pending U.S. non-provisional patent applications, at least nine pending foreign patent applications in Europe, Australia, Brazil, Canada, India, Israel, Japan, Mexico and Singapore and at least one PCT patent application that include claims directed to our hemophilia B candidate, FLT180a. These pending patent applications, if issued, are expected to expire as early as 2038, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

FLT190

In addition to the patents and patent applications described above with respect to the AAVS3 capsid and our FRE1 promoter, as of March 15, 2021, we exclusively license from UCLB at least one pending U.S. patent application, at least three issued foreign patents in Europe Australia and Japan, and at least five pending foreign patent applications in Canada, China, Europe, the Republic of Korea and Singapore that include claims related to our Fabry candidate, FLT190. These issued patents and pending applications, if issued, are expected to expire as early as 2036, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

FLT201

In addition to the patents and patent applications described above with respect to the AAVS3 capsid, as of March 15, 2021, we solely own at least one pending PCT patent application that includes claims directed to codon-optimized glucocerebrosidase-encoding transgenes, constructs containing such transgenes, and their use for treating Gaucher disease that cover our FLT201 product candidate. Any U.S. non-provisional patent applications or national phase patent applications timely filed based on this PCT patent application, if issued, are expected to expire as early as 2040, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We further solely own at least two pending foreign priority patent applications in the United Kingdom that include claims directed to the modified GCase polypeptide containing single amino acid substitutions, used in FLT201. Any U.S. non-provisional patent applications or foreign patent applications timely filed based on these priority applications, if issued, are expected to expire as early as 2041, without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

FLT210

In addition to the patents and patent applications described above with respect to the AAVS3 capsid, as of March 15, 2021, we solely own at least three pending PCT patent applications that include claims directed to the modified FVIII polypeptide, and polynucleotide (including codon-optimized) sequences encoding such polypeptide, as well as use for treating hemophilia A. These patent applications also include claims directed to a class of short, effective promoters derived from our FRE1 promoter, including the promoter used in FLT210, and claims directed to the FVIII modified polypeptide containing single amino acid substitutions, used in FLT210. Any U.S. non-provisional patent applications or foreign patent applications timely filed based on these PCT applications, if issued, are expected to expire as early as 2040, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We cannot predict whether the patent applications we pursue or license will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide any protection from competitors. Even if our pending patent applications are granted as issued patents, those patents, as well as any patents we license from third parties now or in the future, may be challenged, circumvented or invalidated by third parties. Consequently, we may not obtain or maintain adequate patent protection for any of our programs and product candidates.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. In the United States, the patent term of a patent that covers an FDA-approved drug or biologic may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug or biologic may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug or biologic. In the future, if our product candidates receive FDA approval, we expect to apply for patent term extensions where applicable on patents covering those products. We plan to seek patent term extensions to any of our issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including FDA in the United States, will agree with our assessment of whether these extensions should be granted, and if granted, the length of these extensions.

In addition to our reliance on patent protection for our inventions, product candidates and research programs, we also rely on trade secrets, know-how, confidentiality agreements and continuing technological innovation to develop and maintain our competitive position. For example, some elements of manufacturing processes, proprietary assays, analytics techniques and processes, knowledge gained through clinical experience such as approaches to dosing and administration and management of patients, as well as computational-biological algorithms, and related processes and software, are based on unpatented trade secrets and know-how that are not publicly disclosed. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, advisors and consultants, these agreements may be breached and we may not have adequate remedies for any breach. In addition, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. As a result, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived of by the individual during the course of employment, and which relate to or are reasonably capable or being used in our current or planned business or research and development are our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. However, such agreements and policies may be breached and we may not have adequate remedies for such breaches. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Collaborations and License Agreements

UCLB License Agreement

In May 2015, we entered into a license agreement with UCLB pursuant to which we obtained rights to intellectual property generated by Prof. Amit Nathwani, who is our founder, Clinical and Scientific Adviser and a member of our board of directors, and members of his research group under his supervision or direction at UCL. Specifically, we obtained an exclusive, worldwide, sublicensable license to certain intellectual property rights relating to therapeutic programs including hemophilia B and Fabry disease, as well as intellectual property rights relating to a viral capsid and liver-specific promoter, for the exploitation of any product without field limitation. We also obtained an exclusive, worldwide, sublicensable license to certain background intellectual property rights, that generally relate to liver-directed AAV gene therapy, as well as to manufacturing know-how, to develop, manufacture and commercialize products for a number of specific therapeutic indications including hemophilia B and Fabry disease. The same background and manufacturing intellectual property is licensed non-exclusively for other applications and uses. UCLB additionally granted us a right of first negotiation with respect to intellectual property developed by Prof. Nathwani relating to bi-specific antibody binders or derivatives thereof delivered by AAV technology. UCLB further granted us the right to acquire ownership, on a product-by-product basis, of the licensed patents covering such product, exercisable upon the occurrence of certain regulatory events and subject to our continued obligation to pay royalties on sales of such product. As of March 24, 2021, we have not exercised any of our option or negotiation rights under the agreement. UCL retains the right to use the licensed intellectual property for academic research, including for collaborations with other academic institutions.

Upon execution of the agreement, we granted UCLB four million of our A ordinary shares. We additionally made payments to UCLB of £30,000 in June 2016, May 2017, June 2018 and July 2019. We are obligated to pay UCLB a sub-single digit to mid-single digit percentage royalty on net sales of products that utilize the licensed intellectual property, subject to certain customary reductions. Our royalty obligations continue on a product-by-product and country-by-country basis until, with respect to certain Factor X vector products, May 2022, and with respect to all other products, the later of the expiration of the last-to-expire valid patent claim covering such product in such country, the loss of any regulatory exclusivity for such product in such country and seven years following the date that marketing approval was granted for such product in certain jurisdictions. In addition, we are required to pay UCLB up to £3.5 million in milestone payments in the aggregate in connection with certain sales milestone events. We are additionally required to pay to UCLB a sublicense fee of a low-teen percentage of net receipts received under certain sublicenses we grant under the agreement that meets certain timing requirements. As of March 24, 2021 we have not made any milestone or royalty payments to UCLB. We have the option to negotiate with UCLB to buy out UCLB’s rights to royalties and milestone payments with respect to any licensed product once the aggregate net sales for such product exceed a certain threshold.

Pursuant to the license agreement, we are required to use commercially reasonable efforts to develop products covered by the licensed intellectual property including products directed to hemophilia B and Fabry disease.

Unless terminated earlier, the term of the agreement continues until the later of the expiration of the last-to-expire royalty term and such time as no further milestone payments are due. UCLB has the right to terminate licensed intellectual property rights specific to a particular product program if we fail to use commercially reasonable efforts to develop a product that is the subject of such program. We have the right to terminate the agreement for convenience on a program-by-program basis or in its entirety upon 30 days’ notice. Either party may terminate the agreement if the other party is in material breach subject to a 180-day cure period or is subject to insolvency. UCLB may additionally terminate the agreement on 30 days’ notice if we fail to pay UCLB any sums over a certain threshold owed under the agreement, provided there is not a bona fide dispute regarding the sums. Upon expiration, the licenses granted to us under the agreement will become perpetual, irrevocable, royalty-free and fully paid-up. In the event of termination of a program-specific license, our rights under such license will terminate and in the case of termination for our failure to use diligent efforts to develop a product under such program-specific licensed rights, UCLB will have the right to negotiate a license to any intellectual property developed and owned by us relating to such program. In the event of termination of the agreement as a whole, all licenses granted to us, other than certain background and manufacturing licenses, will terminate and, in the case of termination for our material breach or insolvency, UCLB will have the right to negotiate a license to any intellectual property developed and owned by us relating to a product that is subject to the licenses granted under the agreement.

St. Jude Children’s Research Hospital License Agreement

In March 2017, we entered into a license agreement with St. Jude pursuant to which we obtained a non-exclusive, worldwide, sublicensable license under certain manufacturing know-how and patent rights to make, have made, use and sell AAV vectors covered by such patent rights, including AAV vectors specifically designed for delivering FIX to patients.

Upon execution of the license agreement, we paid to St. Jude an initial payment of $40,000. We are additionally obligated to pay St. Jude a sub-single digit percentage royalty on net sales of licensed AAV vectors, including licensed AAV vectors specifically designed for delivering FIX. Our royalty obligations continue on a product-by-product and country-by-country basis, with respect to AAV vectors, until the ten year anniversary of the first commercial sale of such product in such country, except that with respect to AAV vectors specifically designed for delivering FIX, the royalty obligations will expire upon the last-to-expire valid claim of a licensed patent covering such product in such country. In addition, we are required to pay an annual maintenance fee of $5,000 first due on March 1, 2020 and every anniversary thereafter, which may be reduced by the amount of any royalty payments made to St. Jude for sales of licensed AAV vectors in the previous calendar year. Our maintenance fee obligation continues until the later of the expiration of the last-to-expire claim of a licensed patent or the ten year anniversary of the first commercial sale of the latest AAV vector.

St. Jude may terminate the license agreement immediately if we do not pay royalties or any other fees owed or in the event of our insolvency. Either party may terminate the agreement for the other party’s material breach following a 30-day cure period. We additionally have the right to terminate the agreement for convenience upon 90 days’ notice. Upon expiration of the royalty term, the license granted under the St. Jude License will become an irrevocable, worldwide, non-exclusive, royalty-free license. In the event of termination for any reason, we must cease the use of all licensed patents and know-how except that we have the right to continue to dispose of all of our then-existing inventory of AAV vectors for a certain period of time and continue paying St. Jude royalties on such sales.

U.S. Government Regulation

In the United States, the FDA regulates biological products, including gene therapy products under the Federal Food, Drug, and Cosmetic Act, or the FDCA, the Public Health Service Act, or the PHSA, and regulations and guidance implementing these laws. The FDCA, PHSA and their corresponding regulations govern, among other things, the research, development, testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biological products. Applications to the FDA are required before conducting human clinical testing of biological products. FDA approval also must be obtained before marketing of biological products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources and we may not be able to obtain the required regulatory approvals.

Within the FDA, the Center for Biologics Evaluation and Research, or CBER, regulates gene therapy products. Within CBER, the review of gene therapy and related products is consolidated in the Office of Tissue and Advanced Therapies and the FDA has established the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its reviews. Although the FDA has approved a limited number of human gene therapy products for sale, it has provided guidance for the development of gene therapy products. This guidance includes a growing body of guidance documents on CMC, clinical investigations and other areas of gene therapy development, all of which are intended to facilitate the industry’s development of gene therapy products.

Ethical, social and legal concerns about gene therapy, genetic testing and genetic research could result in additional regulations restricting or prohibiting the processes we may use. Federal and state agencies, congressional committees and foreign governments have expressed interest in further regulating biotechnology. More restrictive regulations or claims that our product candidates are unsafe or pose a hazard could delay or prevent us from obtaining regulatory approval for any of our product candidates. It is impossible to predict whether legislative changes will be enacted, regulations, policies or guidance changed, or interpretations by agencies or courts changed, or what the impact of such changes, if any, may be.

U.S. Biological Products Development Process

Any product candidate must be approved by the FDA before it may be legally marketed in the United States. The process required by the FDA before a biological product candidate may be marketed in the United States generally involves the following:

•

completion of preclinical laboratory tests and in vivo studies in accordance with the FDA’s current good laboratory practice, or GLP, regulations and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an IND application, which allows human clinical trials to begin unless the FDA objects within 30 days;
•	approval by an independent institutional review board, or IRB, reviewing each clinical site before each clinical trial may be initiated;
•

performance of adequate and well-controlled human clinical trials according to the FDA’s GCP regulations, the IND, protocol and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product candidate for its intended use;

•	preparation and submission to the FDA of a BLA for marketing approval that includes substantial evidence of safety, purity and potency from results of nonclinical testing and clinical trials;
•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;
•	review of the product by an FDA advisory committee, if applicable;
•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product candidate is produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the biological product candidate’s identity, safety, strength, quality, potency and purity;

•	potential FDA inspection of the preclinical and clinical trial sites that generated the data in support of the BLA and/or the sponsor;
•	agreement with FDA on the final labeling for the product and the design and implementation of any required Risk Evaluation and Mitigation Strategy, or REMS; and
•	payment of user fees and FDA review and approval, or licensure, of the BLA.

Before testing any biological product candidate in humans, including a gene therapy product candidate, the product candidate must undergo preclinical testing. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as in vivo studies to assess the potential safety and activity of the product candidate and to establish a rationale for therapeutic use. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs.

An IND is an exemption from the FDCA that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational product to humans. Such authorization must be secured prior to interstate shipment and administration of any product candidate that is not the subject of an approved BLA. In support of a request for an

IND, the clinical trial sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA also may impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, clinical trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to commence, or that, once begun, issues will not arise that suspend or terminate such trials.

U.S. Human Clinical Trials Under an IND

Clinical trials involve the administration of the biological product candidate to healthy volunteers or patients under the supervision of qualified investigators which generally are physicians not employed by, or under, the control of the trial sponsor. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research subjects provide informed consent.

Further, each clinical trial must be reviewed and approved by an IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers items such as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the study protocol and the form and content of the informed consent that must be signed by each clinical trial subject, or their legal representative, reviews and approves the trial protocol, and must monitor the clinical trial until completed.

A sponsor may choose, but is not required, to conduct a foreign clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When a foreign clinical trial is not conducted under an IND, the sponsor must ensure that the study complies with certain regulatory requirements of the FDA in order to use the study as support for an IND or application for marketing approval or licensing. In particular, such studies must be conducted in accordance with GCP, including review and approval by an independent ethics committee, or IEC, and informed consent from subjects. The FDA must be able to validate the data through an onsite inspection, if deemed necessary by the FDA. Some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee, or DSMB. This group provides authorization as to whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study.

In addition to the submission of an IND to the FDA before initiation of a clinical trial in the United States, certain human clinical trials involving recombinant or synthetic nucleic acid molecules had historically been subject to review by the Recombinant DNA Advisory Committee, or RAC, of the NIH, Office of Biotechnology Activities, or the OBA, pursuant to the NIH Guidelines for Research Involving Recombinant DNA Molecules, or NIH Guidelines. While the NIH Guidelines are not mandatory unless the research in question is being conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. On August 17, 2018, the NIH issued a notice in the Federal Register and issued a public statement proposing changes to the oversight framework for gene therapy trials, including changes to the applicable NIH Guidelines to modify the roles and responsibilities of the RAC with respect to human clinical trials of gene therapy products, and requesting public comment on its proposed modifications. During the public comment period, which closed October 16, 2018, the NIH announced that it will no longer accept new human gene transfer protocols for review as a part of the protocol registration process or convene the RAC to review individual clinical protocols. In April 2019, NIH announced the updated guidelines, which reflect these proposed changes, and clarified that these trials will remain subject to the FDA’s oversight and other clinical trial regulations, and oversight at the local level will continue as set forth in the NIH Guidelines. Specifically, under the NIH Guidelines, supervision of human gene transfer trials includes evaluation and assessment by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. Further, NIH renamed the RAC the Novel and Exceptional Technology and Research Advisory Committee, or NExTRAC, and revised its role to provide recommendations to the NIH Director and a public forum for the discussion of the scientific, safety, and ethical issues associated with emerging biotechnologies.

Human clinical trials typically are conducted in three sequential phases that may overlap or be combined:

•

Phase 1. The biological product candidate initially is introduced into a small number of healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early understanding of its effectiveness. In the case of some product candidates for severe or life-threatening diseases, especially when the product candidate may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. Phase 1 clinical trials of gene therapies are typically conducted in patients rather than healthy volunteers.

•

Phase 2. The biological product candidate is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

•

Phase 3. Phase 3 clinical trials are commonly referred to as “pivotal” trials, which typically denotes a trial that presents the data that the FDA or other relevant regulatory agency will use to determine whether or not to approve a biological product. In Phase 3 clinical trials, the biological product candidate is administered to an expanded patient population, generally at multiple geographically dispersed clinical trial sites in adequate and well-controlled clinical trials to generate sufficient data to statistically confirm the potency, dosage, clinical efficacy and safety of the product for approval. These clinical trials are intended to establish the overall risk/benefit ratio of the product candidate and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted voluntarily by the sponsor or required by FDA after initial approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA.

Written IND safety reports must be promptly submitted to the FDA and the investigators for: serious and unexpected adverse events; any findings from other trials, in vivo laboratory tests or in vitro testing that suggest a significant risk for human subjects; or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product candidate has been associated with unexpected serious harm to patients.

Additional Regulation for Gene Therapy Clinical Trials in the U.S.

In addition to the regulations discussed above, there are a number of additional standards that apply to clinical trials involving the use of gene therapy. The FDA has issued various guidance documents regarding gene therapies, which outline additional factors that the FDA will consider at each of the above stages of development and relate to, among other things: the proper preclinical assessment of gene therapies; the CMC information that should be included in an IND application; the proper design of tests to measure product potency in support of an IND or BLA application; and measures to observe delayed adverse events in subjects who have been exposed to investigational gene therapies when the risk of such effects is high. Further, the FDA usually recommends that sponsors observe subjects for potential gene therapy-related delayed adverse events for a 15-year period, including a minimum of five years of annual examinations followed by ten years of annual queries, either in person or by questionnaire.

Compliance with cGMP Requirements in the U.S.

Manufacturers of biological products must comply with applicable cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Manufacturers and others involved in the manufacture and distribution of such products also must register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Establishments may be subject to periodic, unannounced inspections by government authorities to ensure compliance with cGMP requirements and other laws. Discovery of problems may result in a government entity placing restrictions on a product, manufacturer or holder of an approved BLA, and may extend to requiring withdrawal of the product from the market. The FDA will not approve a BLA unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.

Concurrent with clinical trials, companies usually complete additional preclinical studies and must also develop additional information about the physical characteristics of the biological product candidate, as well as finalize a process for manufacturing the product candidate in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents or of causing other adverse events with the use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other requirements, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of the preclinical tests and clinical trials, together with detailed information relating to the product’s CMC and proposed labeling, among other things, are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. The PDUFA also imposes an annual product fee for biologics and an annual establishment license fee on facilities used to manufacture prescription biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for product candidates designated as orphan drugs, unless the product candidate also includes a non-orphan indication.

The FDA reviews a BLA within 60 days of submission to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In that event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth, substantive review of the BLA.

The FDA reviews the BLA to determine, among other things, whether the proposed product candidate is safe and potent, or effective, for its intended use, has an acceptable purity profile and whether the product candidate is being manufactured in accordance with cGMP to assure and preserve the product candidate’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving a BLA, the FDA will typically inspect the facilities at which the product candidate is manufactured. The FDA will not approve the product candidate unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product candidate within required specifications. Additionally, before approving a BLA, the FDA typically will inspect one or more clinical trial sites and/or the sponsor to assure that the clinical trials were conducted in compliance with IND requirements and GCP requirements.

On the basis of the BLA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the biological product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA may issue an approval letter.

Under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA for a novel product (e.g., new active ingredient, new indication, etc.) must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.

If a product candidate receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a REMS or otherwise limit the scope of any approval. In addition, the FDA may require post-marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

The FDA has agreed to specified performance goals in the review of BLAs under PDUFA. One such goal is to review standard BLAs in ten months after the FDA accepts the BLA for filing, and priority BLAs in six months, whereupon a review decision is to be made. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and its review goals are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides a major amendment or additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

U.S. Orphan Drug Designation

Under the Orphan Drug Act, the FDA may designate a biological product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a biological product available in the United States for treatment of the disease or condition will be recovered from sales of the product). Orphan product designation must be requested before submitting a BLA. If, at the time a sponsor requests orphan designation for a drug, the FDA has previously approved a drug considered the same drug for the same rare disease or condition, to obtain orphan designation, the sponsor must provide a plausible hypothesis of clinical superiority over the previously approved same drug. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, meaning there is no previously approved “same drug” for the same orphan condition, the product is entitled to orphan product exclusivity. If there is a previously approved same drug for the same orphan condition, to obtain orphan exclusivity, the sponsor of the subsequent drug must demonstrate clinical superiority over the previously approved same drug. If granted, orphan exclusivity means that the FDA may not approve any other applications to market the same drug or biological product for the same orphan indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or if the party holding the exclusivity fails to assure the availability of sufficient quantities of the drug to meet the needs of patients with the disease or condition for which the drug was designated. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective. Competitors, however, may receive approval of different products for the same indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan medicinal product status in the European Union has similar, but not identical, benefits.

U.S. Expedited Development and Review Programs

The FDA is authorized to expedite the review of BLAs in several ways:

•

Fast track designation. Under the Fast Track program, the sponsor of a biological product candidate may request the FDA to designate the product for a specific indication as a Fast Track product concurrent with or after the filing of the IND. Biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. In addition to other benefits, such as the ability to have greater interactions with the FDA, the FDA may initiate review of sections of a Fast Track BLA before the application is complete, a process known as rolling review. Any product submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as breakthrough therapy designation, priority review and accelerated approval.

•

Breakthrough therapy designation. To qualify for the breakthrough therapy program, product candidates must be intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence must indicate that such product candidates may demonstrate substantial improvement on one or more clinically significant endpoints over existing therapies. The FDA will seek to ensure the sponsor of a breakthrough therapy product candidate receives: intensive guidance on an efficient drug development program; intensive involvement of senior managers and experienced staff on a proactive, collaborative and cross-disciplinary review; and all the features of Fast Track designation.

•

Accelerated approval. Drugs or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval. Accelerated approval means that a product candidate may be approved on the basis of adequate and well-controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity and prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, FDA will generally require that a sponsor of a drug or biological product candidate receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. A failure to confirm the efficacy of the product can result in product or indication withdrawal. In addition, FDA currently requires that during the preapproval review period, accelerated approval applicants submit for the agency’s consideration promotional materials intended for use within 120 days following marketing approval, which could adversely impact the timing of the commercial launch of the product. After 120 days following marketing approval, unless otherwise notified by the agency, accelerated approval applicants are required to submit promotional materials at least 30 days prior to intended use.

•

Regenerative medicine advanced therapy designation: As part of the 21st Century Cures Act, enacted in December 2016, Congress amended the FDCA to facilitate an efficient development program for, and expedite review of regenerative medicine therapies, which include certain cell and gene therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products, except for those regulated solely under section 361 of the PHSA and 21 CFR Part 1271. This program is intended to facilitate efficient development and expedite review of regenerative medicine therapies, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition and qualify for RMAT designation. A drug sponsor may request that FDA designate a drug as a RMAT concurrently with or at any time after submission of an IND. FDA has 60 calendar days to determine whether the drug meets the criteria, including whether there is preliminary clinical evidence indicating that the drug has the potential to address unmet medical needs for a serious or life-threatening disease or condition. A BLA for a regenerative medicine therapy that has received RMAT designation may be eligible for priority review or accelerated approval through use of surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites. Benefits of RMAT designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine therapy with RMAT designation that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence from clinical trials, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval.

Fast Track designation, breakthrough therapy designation, accelerated approval and RMAT designation do not change the standards for approval but may expedite the development or review process. In addition, even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for designation.

U.S. Post-approval Requirements

Rigorous and extensive FDA regulation of biological products continues after approval, particularly with respect to cGMP requirements. Manufacturers are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biological products include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information, reporting significant interruptions in manufacturing and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA, together with a release protocol, showing a summary of the history of manufacture of the lot and the results of all tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of biological products.

A sponsor also must comply with the FDA’s advertising and promotion requirements, such as the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”). Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal actions and adverse publicity. These actions could include refusal to approve pending applications or supplemental applications, withdrawal of an approval, clinical hold, suspension or termination of a clinical trial by an IRB, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines or other monetary penalties, refusals of government contracts, mandated corrective advertising or communications with healthcare providers, debarment, restitution, disgorgement of profits or other civil or criminal penalties.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of product candidates, some of a sponsor’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period generally is one-half the time between the effective date of an IND and the submission date of a BLA less any time the sponsor did not act with due diligence during the period, plus the time between the submission date of a BLA and the approval of that application less any time the sponsor did not act with due diligence during the period. Only one patent applicable to an approved biological product is eligible for the extension, only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended, and the application for the extension must be submitted prior to the expiration of the patent. Moreover, a given patent may only be extended once based on a single product. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

A biological product can obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods, including some regulatory exclusivity periods tied to patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

The PPACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 which created an abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product. This amendment to the PHSA attempts to minimize duplicative testing. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway, particularly for interchangeability determinations, that are still being worked out by the FDA.

A reference biological product is granted four- and 12-year exclusivity periods from the time of first licensure of the product. FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product, and FDA will not approve an application for a biosimilar or interchangeable product based on the reference biological product until twelve years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity, or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

On December 20, 2019, the Further Consolidated Appropriations Act, 2020, or FCAA 2020, became law. Section 610 of Division N Title I, entitled “Actions for Delays of Generic Drugs and Biosimilar Biological Products”, provides biosimilar developers with a private right of action to obtain sufficient quantities of reference product from the brand manufacturer or another biosimilar manufacturer, necessary for approval of the developers’ biosimilar product. If a biosimilar developer is successful in its suit, the defendant manufacturer would be required to provide sufficient quantities of product on commercially-reasonable, market-based terms and may be required to pay the developer’s reasonable attorney’s fees and costs as well as major financial compensation under certain circumstances. The purpose of section 610 is to promote competition in the market for drugs and biological products by facilitating the timely entry of lower-cost biosimilar products. We cannot determine what effect this may have on manufacturers, if any, that may develop biosimilar or other competing versions of our products once approved.

FDA approval of companion diagnostics

In August 2014, the FDA issued final guidance clarifying the requirements that will apply to approval of therapeutic products and in vitro companion diagnostics. According to the guidance, for novel drugs, a companion diagnostic device and its corresponding therapeutic should be approved or cleared contemporaneously by the FDA for the use indicated in the therapeutic product’s labeling. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. In July 2016, the FDA issued a draft guidance intended to assist sponsors of the drug therapeutic and in vitro companion diagnostic device on issues related to co-development of the products.

Under the FDCA, in vitro diagnostics, including companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution.

The FDA previously has required in vitro companion diagnostics intended to select the patients who will respond to the product candidate to obtain pre-market approval, or PMA, simultaneously with approval of the therapeutic product candidate. The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee; for federal fiscal year 2021, the standard fee for review of a PMA is $365,657 and the small business fee is $91,414.

A clinical trial is typically required for a PMA application and, in a small percentage of cases, the FDA may require a clinical study in support of a 510(k) submission. A manufacturer that wishes to conduct a clinical study involving the device is subject to the FDA’s investigational device exemption, or IDE, regulation. The IDE regulations distinguish between significant and non-significant risk device studies and the procedures for obtaining approval to begin the study differ accordingly. Also, some types of studies are exempt from the IDE regulations. A significant risk device presents a potential for serious risk to the health, safety, or welfare of a subject. Significant risk devices include devices that are substantially important in diagnosing, curing, mitigating, or treating disease or in preventing impairment to human health. Studies of devices that pose a significant risk require both FDA and an IRB approval prior to initiation of a clinical study. Many companion diagnostics are considered significant risk devices due to their role in diagnosing a disease or condition. Non-significant risk devices are devices that do not pose a significant risk to the human subjects. A non-significant risk device study requires only IRB approval prior to initiation of a clinical study.

After a device is placed on the market, it remains subject to significant regulatory requirements, the extent of which depend on the particular class of device and clearance or approval. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. Device manufacturers are also subject to FDA’s medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur, and FDA’s correction and removal reporting regulations, which require that manufacturers report to the FDA corrections or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the Quality System Regulation, which covers the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

Government Regulation Outside of the United States

In addition to regulations in the United States, we are and will be subject, either directly or through third parties, to a variety of regulations in other jurisdictions governing, among other things, clinical trials and commercial sales and distribution of our products, if approved. In the U.K. and European Union, the requirements, regulatory approvals and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country, though there is some degree of European Union-wide harmonization.

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a CTA application much like the IND prior to the commencement of human clinical trials. In the U.K. and European Union, for example, an application for a CTA must be submitted for each clinical trial to each country’s national health authority and an independent ethics committee must also provide a positive opinion on the trial, much like the FDA and an IRB, respectively. Once the CTA is approved and positive opinion received in accordance with a country’s requirements, the corresponding clinical trial may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country, although they are based on EU-wide legislation and guidance. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

Regulation in the European Union

In the European Union, medicinal products, including advanced therapy medicinal products, or ATMPs, are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels. ATMPs comprise gene therapy products, somatic cell therapy products and tissue engineered products. We anticipate that our gene therapy development products would be regulated as ATMPs in the European Union.

Clinical Trials

Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on GCP. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products. If the sponsor of the clinical trial is not established within the European Union, it must appoint an entity within the European Union to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most European Union countries, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, CTA applications must be submitted to the competent authority in each EU Member State in which the trial will be conducted. Under the new Regulation on Clinical Trials, which was adopted and entered into force in 2014 but is currently expected to take effect in mid-2022, there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities can only provide comments on defined areas. Any substantial changes to the trial protocol or other information submitted with the CTA applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and European Union-wide regulatory requirements also apply.

During the development of a medicinal product, the EMA, on behalf of the European Commission, and national medicines regulators within the European Union provide the opportunity for dialogue and guidance on the development program. In relation to products to be approved through the centralized procedure, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the EMA’s Committee for Medicinal Products for Human Use, or CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future marketing authorization application of the product concerned. In 2015, we received national scientific advice from the United Kingdom, Netherlands, Germany, Sweden and centralized scientific advice from the EMA. In 2020, we received national advice from MHRA and centralized scientific advice in 2021.

Marketing Authorizations

In order to market a new medicinal product in the European Union, a company must submit and obtain approval from regulators of a marketing authorization application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product.

The centralized procedure results in a single marketing authorization, or MA, granted by the European Commission that is valid across the EEA (i.e., the European Union as well as Iceland, Liechtenstein, and Norway. The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) officially designated orphan medicines and (iv) advanced-therapy medicines, such as gene therapy, somatic cell therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used in certain other cases. Therefore, the centralized procedure would be mandatory for the products we are developing.

The Committee for Advanced Therapies, or CAT, is responsible in conjunction with the CHMP for the evaluation of ATMPs that are to be authorized by the European Commission. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a marketing authorization application is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final recommendation regarding the authorization of a product in view of the balance of benefits and risks identified. Although the CAT’s draft opinion is submitted to the CHMP for final recommendations for the European Commission, the CHMP may depart from the draft opinion, if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines provide additional guidance on the factors that the EMA, on behalf of the European Commission, will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in a marketing authorization application; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions of ATMPs. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain and maintain approval for any of our product candidates.

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA by the EMA is 210 days. This excludes so-called clock stops, during which additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. At the end of the review period, the CHMP provides an opinion to the European Commission. If this opinion is favorable, the Commission may then adopt a decision to grant an MAA. In exceptional cases, the CHMP might perform an accelerated review of an MAA in no more than 150 days (excluding clock-stop). This is usually when the product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation.

The European Commission may grant a so-called “marketing authorization under exceptional circumstances.” Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

•

the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

•

the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radio-pharmaceutical, by an authorized person; and

•

the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills an unmet medical need and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

The European Union medicines rules expressly permit the EU Member States to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the products we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain EU Member States may prohibit or restrict us from commercializing our products, even if they have been granted an EU marketing authorization.

Data Exclusivity

Marketing authorization applications for generic medicinal products do not need to include the results of preclinical and clinical trials, but instead can refer to the data included in the marketing authorization of a reference product for which regulatory data exclusivity has expired. If a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity, during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and a further two years of market exclusivity, during which such generic products, if authorized, may not be placed on the market. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved.

There is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is unlikely that biosimilars of those products will currently be approved in the European Union. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.

Orphan Medicinal Products

The EMA’s Committee for Orphan Medicinal Products, or COMP, may recommend orphan medicinal product designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the product in the European Union would be sufficient to justify the necessary investment in developing the medicinal product. The COMP may only recommend orphan medicinal product designation when the product in question offers a significant clinical benefit over existing approved products for the relevant indication. Following a positive opinion by the COMP, the European Commission adopts a decision granting orphan status. The COMP will reassess orphan status in parallel with EMA review of a marketing authorization application and orphan status may be withdrawn at that stage if it no longer fulfills the orphan criteria (for instance because in the meantime a new product was approved for the indication and no convincing data are available to demonstrate a significant benefit over that product). Orphan medicinal product designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following marketing authorization. During this period, the competent authorities may not accept or approve any similar medicinal product for the same indication, unless it offers a significant clinical benefit over the existing product. This period may be reduced to six years if the orphan medicinal product designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Pediatric Development

In the European Union, companies developing a new medicinal product, or a new indication or pharmaceutical form or route of administration for an existing product must agree to a PIP with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral is in place, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP and that comply with certain other requirements, are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Post-Approval Controls

The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, or QPPV, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

All new marketing authorization applications must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.

All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each EU Member State and can differ from one country to another.

Pricing and Reimbursement

Governments influence the price of medicinal products in the European Union through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. There is only very limited harmonization. Most countries use some form of international reference pricing. Some EU countries allow freedom of pricing for all or some new products, but control reimbursement by the national health system. Reimbursement may be managed through mechanisms including positive and negative list systems under which certain products are included or excluded from national health systems. To obtain reimbursement approval, some of these countries may conduct health technology assessment, requiring comparative data which assess the benefits of the new product relative to currently available therapies. The downward pressure on healthcare costs in general, particularly prescription medicines, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, and the United Kingdom (See “—Regulation in the United Kingdom” below) the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the other applicable regulatory requirements. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Regulation in the United Kingdom

Following the result of the 2016 referendum on the membership in the European Union and the formal notice served to the European Council in March 2017 pursuant to Article 50 of the Treaty of Lisbon, on January 31, 2020, or the Exit Day, the United Kingdom formally withdrew from the European Union. A post-Brexit transition period started on the Exit Day and expired on December 31, 2020. As of January 1, 2021, the MHRA is the U.K.’s standalone medicines and medical devices regulator and the U.K. legislation has been amended to incorporate the current EU regulatory framework.

While much of the legislation in the United Kingdom is based on EU directives and regulations, as set out above, a number of changes have been introduced to the U.K. legislation to take account of the fact the United Kingdom is no longer within the EU. In addition, as of January 1, 2021 the United Kingdom government confirmed:

•	MHRA regulates clinical trials conducted within the United Kingdom, although the general requirements are as set out in relation to the EU;

•

The authorization of product to be placed on the market in the U.K. may be subject to a number of procedures. Under the national procedure, MHRA offers a 150-day assessment timeline for all high-quality marketing authorization applications. MHRA also takes into account marketing authorizations approved by the European Commission via the centralized procedure, or in European Union Member States (or Iceland, Liechtenstein, Norway) through the decentralized and mutual recognition procedure to facilitate granting the MA in the U.K. or Great Britain (England, Scotland and Wales). Acceptable applications for MAs should be granted within 67 days of validation. EU centralized MAs will continue to be valid in Northern Ireland; and

•

The United Kingdom has established, information systems and databases to ensure the continued publication of information on clinical trials and disclosure of information on all therapies receiving marketing approval within the United Kingdom. The United Kingdom has already joined a number of international networks to remain aligned with the international regulatory system.

Other Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and use of pharmaceutical products that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct clinical research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

•

the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or kind, in exchange for, or to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease or order of a good, facility, item or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers and formulary managers on the other. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, amended the intent requirement of the federal Anti-Kickback Statute. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to commit a violation. Violations are subject to significant civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

•	the federal civil or criminal false claims and civil monetary laws, including the civil False Claims Act,

or the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false, fictitious or fraudulent; knowingly making, using, or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. Certain marketing practices, including off-label promotion, also may implicate the FCA. In addition, the PPACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

•

the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or the CMS, information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members. In addition, many states also require reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit, among other things, a person from knowingly and willfully executing a scheme, or attempting to execute a scheme, to defraud any healthcare benefit program regardless of the payor (e.g., public or private), knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, or falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their implementing regulations, which impose obligations, including mandatory contractual terms, with respect to safeguarding the transmission, security and privacy of protected health information by covered entities subject to HIPAA, such as health plans, health care clearinghouses and healthcare providers, and their respective business associates that access protected health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates in some cases, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•

the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for federal healthcare benefits, items or services; and

•

state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers (including the U.K. Bribery Act 2010); state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report and publicly disclose information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. Violation of the laws described above or any other governmental laws and regulations may result in penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, individual imprisonment, and additional reporting requirements and oversight if a person or entity becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws. Furthermore, efforts to ensure that business activities and business arrangements comply with applicable healthcare laws and regulations can be costly for manufacturers of branded prescription products.

In the U.S., numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. For example, in June 2018, the State of California enacted the CCPA, which came into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies. Additionally, California voters approved a new privacy law, the California Privacy Rights Act, or CPRA, in the November 3, 2020 election. Effective starting on January 1, 2023, the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. While we are not currently subject to the CCPA or CPRA, we may in the future be required to comply with the such laws, which may increase our compliance costs and potential liability. Furthermore, the CCPA and CPRA could mark the beginning of a trend toward more stringent state privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

In addition, the collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the EEA including personal health data, is subject to the GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, ensuring that individuals could exercise easily and effectively the rights granted to them by the GDPR, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States. For example, in 2016, the European Union and United States agreed to a transfer framework for data transferred from the European Union to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. While the Court confirmed the validity of the standard contractual clauses, which are another mechanism for transfer of personal data outside the EEA, the Court held that these clauses are not sufficient in themselves in the case of transfers of personal data to the U.S. and the data exporter and data importer must adopt additional safeguards to ensure compliance with the GDPR when transferring personal data to the U.S. Moreover, the standard contractual clauses issued by the European Commission for the transfer of personal data may be invalidated by courts in the United Kingdom in all or certain circumstances. It remains to be seen whether these standard contractual clauses will remain available, how the regulatory guidance issued in the EU concerning the additional safeguards will be implemented in practice and whether additional means for lawful data transfers will become available. The GDPR permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities.

The United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and EU, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. Pursuant to the Trade and Cooperation Agreement, which went into effect on January 1, 2021, the United Kingdom and EU agreed to a specified period during which the United Kingdom will be treated like an EU member state in relation to processing and transfers of personal data for four months from January 1, 2021. This period may be extended by two further months. Unless the European Commission makes an “adequacy finding” in respect of the United Kingdom before the expiration of such specified period, the United Kingdom will become an “inadequate third country” under the GDPR and transfers of data from the EEA to the United Kingdom will require a “transfer mechanism,” such as the standard contractual clauses. While the European Commission has issued a draft adequacy finding concerning the U.K. in February 2021, this finding would need to be reviewed and approved by the European Data Protection Board and the formal decision adopted by the European Commission before the end of the above-mentioned six-months period. Furthermore, following the expiration of the specified period, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and EEA. In addition, as of January 1, 2021, the United Kingdom Information Commissioner’s Office will not be able to be our “lead supervisory authority” in respect of any “cross border processing” for the purposes of the GDPR. In the event that we are unable to, and/or do not, designate a lead supervisory authority in an EEA member state, we would not be able to benefit from the GDPR’s “one stop shop” mechanism. Amongst other things, this would mean that, in the event of a violation of the GDPR affecting data subjects across the United Kingdom and the EEA, we could be investigated by, and ultimately fined by the United Kingdom Information Commissioner’s Office and the supervisory authority in each and every EEA member state where data subjects have been affected by such violation. Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of any product candidates for which regulatory approval for commercial sale is obtained will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities and health programs in the United States such as Medicare and Medicaid, managed care organizations, private health insurers and other organizations. These third-party payors are increasingly reducing reimbursements for medical products and services.

In the United States, the principal decisions about reimbursement for new medicines are typically made by the U.S. Centers for Medicare and Medicaid Services, or CMS, an agency within the Department of Health and Human Services, or HHS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. For example, in order for our products, if and when approved, to be eligible for payment under Medicare Part B and Medicaid, we will be required to enter into a Medicaid Drug Rebate Agreement, a 340B Pharmaceutical Pricing Agreement, and agreements with the Department of Veterans Affairs related to Federal Supply Schedule pricing. These programs have various requirements, including calculation and submission of pricing data pursuant to complex statutory, regulatory, and sub-regulatory guidance. The guidance governing such calculations is not always clear. Specifically related to the Medicaid Drug Rebate Program, on February 1, 2016, CMS issued a Final Rule implementing the Medicaid Drug Rebate provisions of the PPACA. To comply with these requirements, manufacturers are permitted to adopt reasonable assumptions where law, regulation, and guidance do not address specific participation issues, which in turn may impact the level of rebates owed under the program. Additionally, CMS issued a new rule on December 21, 2020 that also significantly alters a number of Medicaid Drug Rebate Program requirements, including, effective January 1, 2023, a change in the way that manufacturers calculate Best Price in relation to certain patient support programs, including coupons, which also may result in an increase in Medicaid rebates following the time that we commercialize a product. Compliance with the various requirements of these pricing programs can require significant investments in personnel, systems, and resources. Failure to calculate prices properly, report timely, or offer required discounts or rebates could subject us to substantial penalties or dispute resolution mechanisms.

No uniform policy of coverage and reimbursement for drug products exists among third-party payors. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication.

A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services and imposing controls to manage costs. New metrics frequently are used as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. In order to obtain coverage and reimbursement for any product that might be approved for sale, it may be necessary to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the products, in addition to the costs required to obtain regulatory approvals. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of products have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products or biologics. In addition, in the United States, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to product pricing, contain the cost of drugs, review the relationship between pricing and manufacturer patient assistance programs, reform government healthcare program reimbursement methodologies, enable the government to negotiate prices for drugs covered under Medicare, including H.R. 3 which passed the House, and revise rules associated with the calculation of Medicaid Average Manufacturer Price and Best Price, including potentially removing the current statutory 100% of Average Manufacturer Price per-unit cap on Medicaid rebate liability, which may significantly affect the amount of rebates paid on prescription drugs under Medicaid when we commercialize products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.

The marketability of any product candidates for which we or our collaborators receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide coverage and adequate reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Systems of international reference pricing are generally operated. Some EU countries allow freedom of pricing for all or some new products, but control reimbursement by the national health system. Reimbursement may be managed through mechanisms including positive or negative lists or control of company profits. Some EU Member States may require formal assessments to compare the cost-effectiveness of a particular product with currently available therapies. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Furthermore, in some countries, cross-border imports from low-priced markets (so-called parallel distribution) exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations may not allow favorable reimbursement and pricing arrangements.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

By way of example, in March 2010, the PPACA was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms. Among the provisions of the PPACA of importance to our business are:

•

an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription drugs and biological agents, apportioned among these entities according to their market share in certain government healthcare programs;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;
•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
•

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and
•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been judicial and congressional challenges to certain aspects of the PPACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the PPACA. See “Risk Factors—Risks Related to Government Regulation—Healthcare legislative reform measures may have a negative impact on our business and results of operations.” We will continue to evaluate the effect that the PPACA and its possible repeal and replacement could have on our business.

The U.S. House of Representatives passed legislation known as the American Health Care Act of 2017 in May 2017. More recently, the Senate Republicans introduced and then updated a bill to replace the PPACA known as the Better Care Reconciliation Act of 2017. The Senate Republicans also introduced legislation to repeal the PPACA without companion legislation to replace it, and a “skinny” version of the Better Care Reconciliation Act of 2017. Each of these measures was rejected by the full Senate. Congress will likely consider other legislation to replace, modify or augment elements of the PPACA.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in

April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional congressional action is taken. However, the Medicare sequester reductions under the Budget Control Act will be suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, there have been several recent congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs reform government program reimbursement methodologies for drugs, enable the government to negotiate prices for drugs covered under Medicare, including H.R. 3 which passed the House, and revise rules associated with the calculation of Medicaid Average Manufacturer Price and Best Price, including potentially removing the current statutory 100% of Average Manufacturer Price per-unit cap on Medicaid rebate liability, which may significantly affect the amount of rebates paid on prescription drugs under Medicaid when we commercialize products.

We expect that these initiatives, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern the use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. Equivalent laws have been adopted in other countries that impose similar obligations.

U.S. Foreign Corrupt Practices Act, U.K. Bribery Act and Other Laws

The U.S. Foreign Corrupt Practices Act of 1977, or FCPA, prohibits U.S. corporations and individuals from engaging in certain activities to obtain or retain business or secure any improper advantage, or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any employee or official of a foreign government or public international organization, or political party, political party official, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The scope of the FCPA also includes employees and officials of state-owned or controlled enterprises, which may include healthcare professionals in many countries. Equivalent laws have been adopted in other foreign countries that impose similar obligations.

Our operations are also subject to non-U.S. anti-corruption laws such as the U.K. Bribery Act 2010, or the Bribery Act. As with the FCPA, these laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as Trade Control laws.

Failure to comply with the Bribery Act, the FCPA and other anti-corruption laws and trade control laws could subject us to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses.

Legal Proceedings

From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We are not currently a party to any material legal proceedings.

4.C. Organizational structure.

Freeline Therapeutics Holdings plc is the sole shareholder of each of Freeline Therapeutics Limited (incorporated in England) and Freeline Holdings (UK) Limited (incorporated in England). Freeline Therapeutics Inc. (incorporated in Delaware), Freeline Therapeutics (Ireland) Limited (incorporated in Ireland) and Freeline Therapeutics GmbH (incorporated in Germany) are all wholly-owned subsidiaries of Freeline Therapeutics Limited. Freeline Holdings (UK) Limited is currently the beneficial owner of the shares of Freeline Therapeutics Limited, and legal title over those shares is expected to transfer to Freeline Holdings (UK) Limited after March 31, 2021.

4.D. Property, plants and equipment.

Our headquarters, with approximately 2,500 square feet of office space and 5,860 square feet of lab space, is located at Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2FX, U.K. We also lease approximately 7,200 square feet of office space at King’s Court (London Road, Stevenage Hertfordshire, SG1 2NG). We also have a License Agreement for 1,000 square feet of lab space at London Bioscience Innovation Centre, or LBIC (2 Royal College Street, London NW1 0NH). We lease approximately 15,000 square feet of lab space and 13,500 square feet of office space at GmbH Fraunhoferstraße, 9b, 82152 Planegg-Martinsried, Germany. We also lease approximately 7,000 square feet of office space and 8,000 square feet of lab space in Munich (Semmelweisstraße 3, 5 and 8, 82152 Planegg-Steinkirchen, Germany and Bunsenstraße 7, 82152 Martinsried, Germany), which is currently subleased to a third party. We have a license agreement for the use of a commercial office space in New York (180 Varick Street, 8th Floor, New York, NY 10014, U.S.A.). In addition, we have a dedicated suite (1,076 square feet) and 320 square feet of office space at CGT Catapult (Stevenage Science Park, Gunnels Wood Road, Stevenage, Hertfordshire, U.K.) and we have also leased approximately 16,000 square feet of lab space and 19,000 square feet of office at Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire, U.K. We lease approximately 9,801 square feet of office space at 200 Clarendon Street, Boston, Massachusetts.

We believe that our current facilities are adequate for our current needs and that suitable additional or substitute space at commercially reasonable terms will be available as needed to accommodate any future expansion of our operations.

ITEM 4A.	Unresolved Staff Comments.

There are no written comments from the staff of the U.S. Securities and Exchange Commission that remain unresolved before the end of the fiscal year to which this Annual Report relates.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTUS

You should read the following discussion and analysis of our financial condition and results of operations together with Item 3.A. “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this Annual Report. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in the Item 3.D. “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in this Annual Report. Our actual results could differ materially from the results described in or implied by these forward- looking statements.

On April 3, 2020, Freeline Therapeutics Holdings Limited was incorporated under the laws of England and Wales to become the ultimate holding company for Freeline Therapeutics Limited pursuant to our corporate reorganization (described below). Prior to our IPO, Freeline Therapeutics Holdings plc has only engaged in activities incidental to its formation, the corporate reorganization and the IPO.

Accordingly, a discussion and analysis of the results of operations and financial condition of Freeline Therapeutics Holdings plc for the period of its operations prior to the corporate reorganization would not be meaningful and are not presented. Following the corporate reorganization, the historical consolidated financial statements of Freeline Therapeutics Holdings plc will be retrospectively adjusted to include the historical financial results of Freeline Therapeutics Limited for all periods presented.

5.A.	Operating results.

Overview

We are a clinical-stage, fully integrated, next generation, systemic AAV-based gene therapy company with the ambition of transforming the lives of patients suffering from inherited systemic debilitating diseases. We aim to deliver one-time gene therapy treatments that provide functional cures through permanently sustained physiological protein levels, leveraging the high expression enabled by our proprietary gene therapy platform. Our initial focus is on developing treatments for monogenic diseases with high unmet need.

Since our inception in May 2015, we have devoted substantially all of our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, planning our business initiatives, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of our equity securities, including net proceeds from our IPO in August 2020. Through December 31, 2020, we had received net cash proceeds of approximately $446.4 million from sales of our equity securities.

We have incurred operating losses since inception, including a net loss of $96.3 million, $53.9 million and $33.3 million for the years ended December 31, 2020, 2019 and 2018 respectively. As of December 31, 2020 and 2019, we had an accumulated deficit of $216.0 million and $119.7 million, respectively. These losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. We expect to continue to incur significant expenses and recurring increasing operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved product candidates. To date, we have developed our product candidates internally, resulting in increased research and development spending but also enabling us to manage our product candidates efficiently through the development and manufacturing process. Our operating losses stem primarily from manufacturing and clinical development activities reflecting the advancement of the portfolio into clinical phase, and they will continue to increase with our growth initiatives as we increase our headcount and progress our product candidates through clinical trials. Furthermore, following the closing of our IPO, we have incurred and expect to continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. Our inability to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all.

In June 2020, we initiated a corporate reorganization to simplify the capitalization of the Company. The corporate reorganization has been structured in a series of steps some of which were completed prior to the close of our IPO in August 2020 and are discussed in more detail below. We refer to the following steps, as our “corporate reorganization”:

Completed as of December 31, 2020:

•

Redesignation of the share capital of Freeline Therapeutics Holdings Limited: The single ordinary share in the share capital of Freeline Therapeutics Holdings Limited was redesignated into a B ordinary share with the same rights attached to a B ordinary share of Freeline Therapeutics Limited.

•

Exchange of Freeline Therapeutics Limited Shares for Freeline Therapeutics Holdings Limited Shares: All shareholders of Freeline Therapeutics Limited exchanged each of their shares for shares of Freeline Therapeutics Holdings Limited, such that they hold the same number and class of newly issued shares of £1.00 nominal value per share of Freeline Therapeutics Holdings Limited. As a result, Freeline Therapeutics Holdings Limited became the sole shareholder of Freeline Therapeutics Limited.

•

Subdivision of the share capital of Freeline Therapeutics Holdings Limited: Each share resulting from the exchange described in the previous step was subdivided into (i) one share of the same class, with a nominal value of £0.00001, and (ii) one deferred share of £0.99999 nominal value.

•

Reduction of capital of Freeline Therapeutics Holdings Limited: Freeline Therapeutics Holdings Limited reduced the amount standing to the credit of its share premium account and its issued share capital pursuant to Chapter 10 of Part 17 of the U.K. Companies Act 2006, or the Companies Act.

•	Re-registration of Freeline Therapeutics Holdings Limited: Freeline Therapeutics Holdings Limited re-registered as a public limited company and changed its name to Freeline Therapeutics Holdings plc.
•

Reorganization of separate classes of shares of Freeline Therapeutics Holdings plc (other than deferred shares) into a single class of ordinary shares: The different classes of issued share capital of Freeline Therapeutics Holdings plc (other than deferred shares) were reorganized into a single class of ordinary shares.

In addition, we completed the following step as of March 9, 2021:

•

Reorganization of the deferred shares of Freeline Therapeutics Holdings plc: The deferred shares of Freeline Therapeutics Holdings plc were transferred, consolidated, and a portion was cancelled and deferred shares were issued for the purposes of simplifying our share capital and to ensure compliance with the applicable requirements of the Companies Act.

On August 11, 2020, we completed the IPO of our ADSs. In the IPO, we sold 8,823,529 ADSs representing the same number of ordinary shares at an IPO price of $18.00 per ADS for total net proceeds of approximately $147.7 million. On August 20, 2020, the underwriters of the IPO exercised a portion of their overallotment option by purchasing an additional 1,128,062 ADSs from the company at the IPO price of $18.00 per ADS, resulting in an additional net proceeds of $18.9 million. The total net proceeds from the IPO, after deducting offering expense paid by the company, were approximately $161.8 million.

As of December 31, 2020, we had cash and cash equivalents of $230.0 million. Based on our current operational plans and assumptions, we expect that our current cash and cash equivalents, will be sufficient to fund operations for more than 12 months from the issuance date of the audited consolidated financial statements. See “—Liquidity and Capital Resources—Funding Requirements” below.

The development of our product candidates could be disrupted and materially adversely affected in the future by COVID-19 or another pandemic, epidemic or outbreak of an infectious disease. The COVID-19 pandemic has presented a substantial public health and economic challenge around the world. Our business operations have been impacted to varying degrees. In addition, the recent responses to COVID-19 by healthcare providers and regulatory agencies have caused disruptions, including interruptions in our preclinical and clinical trial activities, as well as delays and other disruptions in our manufacturing and supply chain, which we also expect will continue for the remainder of the year and possibly beyond 2021.

For example, we have experienced delays in enrollment in our clinical trials, including our ongoing Phase 1/2 MARVEL-1 clinical trial for FLT190 due to the COVID-19 pandemic. Our planned Phase 1/2 clinical trials for FLT180a, FLT201 and FLT210 also could be delayed due to government orders and site policies on account of the pandemic. Additionally, some patients in our current or future clinical trials may be unwilling or unable to travel to study sites, enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, any or all of which would delay our ability to conduct preclinical studies and commence or complete clinical trials or release clinical trial results, including the completion of post-marketing requirements and commitments, make the ongoing collection of data for patients enrolled in studies more difficult or intermittent and could delay our ability to obtain regulatory approval and commercialize our product candidates.

Furthermore, COVID-19 could affect our employees or the employees of research sites and service providers on whom we rely as well as those of companies with which we do business, including our suppliers and CMOs, thereby disrupting our business operations. Some of our CMOs provide COVID-19-related supplies and some of our CROs provide COVID-19 testing and vaccine testing. As a result, we have experienced delayed lead times in both the production of some of the materials we require for our clinical testing and for access to testing from our CROs. Continued or sustained delays due to COVID-19 and the responses to it could result in significant delays in our manufacturing, clinical and research operations. Quarantines and travel restrictions imposed by governments in the jurisdictions in which we and the companies with which we do business operate could materially impact the ability of employees to access preclinical and clinical sites, laboratories, manufacturing sites and offices. We have implemented work-at-home policies for those employees who can perform their work from home and we may experience limitations in employee resources. Our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay or otherwise adversely impact our business.

We are still assessing our business plans and the impact the COVID-19 pandemic may have on our ability to advance the testing, development and manufacturing of our drug candidates, including as a result of adverse impacts on the research sites, service providers, vendors, or suppliers on whom we rely, or to raise financing to support the development of our drug candidates. No assurances can be given that this analysis will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties on whom we rely or with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and adversely impacted.

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. If our development efforts for our product candidates are successful and result in regulatory approval, we may generate revenue in the future from product sales.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates. Research and development expenses consist of:

•	expenses incurred under agreements with CROs, CMOs, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;
•	manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical studies and clinical trial materials;
•	expenses to acquire technologies to be used in research and development;
•	employee-related expenses, including salaries, related benefits, travel and non-cash share-based compensation expense for employees engaged in research and development functions;

•	costs of outside consultants, including their fees, non-cash share-based compensation and related travel expenses;
•	the costs of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;
•	costs related to compliance with regulatory requirements;
•	facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs; and
•	upfront, milestone and management fees for maintaining licenses under our third-party licensing agreements.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our consolidated financial statements as a prepaid expense or accrued research and development expenses.

Certain of our direct research and development expenses are not tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants, CROs and CMOs in connection with our preclinical development, manufacturing and clinical development activities. License fees and other costs incurred after a product candidate has been selected that are directly related to a product candidate are included in direct research and development expenses for that program. License fees and other costs incurred prior to designating a product candidate are included in other program expense. We do not allocate employee costs, costs associated with our discovery efforts, laboratory supplies, and facilities, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to oversee research and discovery as well as to manage our preclinical development, process development, manufacturing and clinical development activities. These employees work across multiple programs and, therefore, we do not track their costs by program.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will continue to increase over the next several years as we: (i) expedite clinical development and attempt to obtain marketing approval for our lead product candidates FLT180a and FLT190; (ii) initiate additional clinical trials for our product candidates, including FLT180a, FLT201 and FLT210; (iii) improve the efficiency and scalability of our manufacturing processes and supply chain; and (iv) build our in-house process development, analytical and manufacturing capabilities and continue to discover and develop additional product candidates, increase personnel costs and prepare for regulatory filings related to our product candidates. We also expect to incur additional expenses related to milestone, royalty payments and maintenance fees payable to third parties with whom we have entered into license agreements to acquire the rights related to our product candidates.

The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with development and commercialization, including the following:

•	completing research and preclinical development of our product candidates and identifying new gene therapy product candidates and investing in our gene therapy platform;
•	establishing an appropriate safety profile with IND- and CTA-enabling studies;
•	successful patient enrollment in, and the initiation and completion of, clinical trials;
•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities and reimbursement and market access from third-party payors;
•

our ability to establish in-house commercial manufacturing capabilities and maintaining suitable arrangements with third-party manufacturers for our product candidates, including our ability to meet CMC and other regulatory requirements relating to the manufacture of product candidates;

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;
•	defending against third-party infringement, misappropriation or other violation of intellectual property rights claims;
•	significant and changing government regulation;
•	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others; and
•	maintaining a continued acceptable safety profile of the product candidates following approval.

A change in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the FDA, EMA, MHRA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect, or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to commit significant additional financial resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, non-cash share-based compensation expense, travel and other expenses incurred by personnel in executive, finance and administrative functions. These expenses include professional fees for legal, consulting, accounting and audit services. We anticipate that our general and administrative expenses will increase in the future, including in 2021, as we increase our headcount to support our continued research activities and development of our product candidates. In particular, our non-cash share-based compensation expense for the year ended December 31, 2020 increased as a result of grants of ordinary shares to certain employees during this period.

We have incurred and expect to continue to incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company. Additionally, if and when we believe a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expense as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidate.

Other income, net

Other income, net

Other income, net consists primarily of realized and unrealized foreign currency transaction gains and losses.

Interest (expense) income, net

Interest (expense) income, net consists of interest income on cash and cash equivalents held in our banking institutions.

Income tax expense

We are subject to corporate taxation in the United States, Germany, Ireland and the United Kingdom. Due to the nature of our business, we have generated losses since inception and have therefore not paid United Kingdom corporation tax. Our income tax expense represents income taxes in the United States and Germany.

As a company that carries out extensive research and development activities, we seek to benefit from the U.K. research and development or R&D tax credit cash rebate regimes. The benefits depend on the group classification as a Small and Medium Enterprise, or SME, or under the Research and Development Expenditure Credit, or RDEC, Program. The benefit is recorded within other income, net. The U.K. R&D tax credit is fully refundable to us and is not dependent on current or future taxable income. As a result, we have recorded the entire benefit from the U.K. R&D tax credit as a benefit which is included in our net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any U.K. R&D tax credits generated are needed to offset a corporate income tax liability in the U.K., that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other income, net.

Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive income. Based on criteria established by HMRC, we expect a portion of expenditures being carried in relation to our pipeline R&D, clinical trials management and manufacturing development activities to be eligible for the SME or RDEC regimes for the years ended December 31, 2020, 2019 and 2018. We will assess whether it is possible to qualify under the more favorable SME regime for future accounting periods.

Unsurrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of $137.0 million, $45.5 million and $29.1 million as of December 31, 2020, 2019 and 2018 respectively.

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at effective rate of 10%.

Value Added Tax, or VAT, in the U.K. is broadly charged on all taxable supplies of goods and services by VAT-registered businesses. Under current rates, an amount of 20% (the standard rate of VAT) of the value, as determined for VAT purposes, of the goods or services supplied is added to all sales invoices and is payable to HMRC. Similarly, VAT paid on purchase invoices is generally reclaimable from HMRC. A similar system exists in Germany with differing rates of VAT or Umsatzsteuer (USt) as it is known locally in Germany. Currently the standard rate is 19% in Germany.

Results of Operations

Comparison of the Years Ended December 31, 2020 and 2019

The following table summarizes our results of operations for the years ended December 31, 2020 and 2019 (in thousands):

	Year Ended December 31,
	2020	2019	Change
Operating expenses:
Research and development	$76,149	$47,043	$29,106
General and administrative	26,300	16,601	9,699
Total operating expenses	102,449	63,644	38,805
Loss from operations	(102,449)	(63,644)	(38,805)
Other income, net:
Other expense, net	(9,288)	(793)	(8,495)
Interest income, net	275	74	201
Benefit from R&D tax credit	15,269	10,595	4,674
Total other income, net	6,256	9,876	(3,620)
Loss before income taxes	(96,193)	(53,768)	(42,425)
Income tax expense	(129)	(141)	12
Net loss	$(96,322)	$(53,909)	$(42,413)

Research and development expenses

The table below summarizes our research and development expenses incurred by program (in thousands):

	Year Ended December 31,
	2020	2019	Change
Direct research and development expenses by program:
FLT180a	$18,566	$14,062	$4,504
FLT190	7,343	6,383	960
Pre-clinical and discovery	7,525	5,061	2,464
Unallocated research and development expenses:
Personnel expenses	22,027	12,228	9,799
Non-cash share-based compensation expense	2,510	373	2,137
Other expenses	18,178	8,936	9,242
Total research and development expenses	$76,149	$47,043	$29,106

Research and development expenses increased by approximately $29.1 million from $47.0 million for the year ended December 31, 2019 to $76.1 million for the year ended December 31, 2020. The increase in research and development expenses was primarily attributable to the following:

•

a $4.5 million increase in spending on FLT180a, our most advanced gene therapy product candidate, specifically related to our ongoing Phase 1/2 B-AMAZE clinical trial and our planned Phase 1/2 dose confirmation trial and planned Phase 3 pivotal trial for FLT180a;

•

a $1.0 million increase in spending related to our lead product candidates targeting Fabry disease, FLT190, which is primarily related to manufacturing and clinical trial costs for our ongoing Phase 1/2 MARVEL-1 clinical trial;

•

a $2.5 million increase in spending on preclinical and discovery, including FLT201, FLT210 and Discovery, total spend primarily related to cost of manufacturing in readiness for our planned Phase 1/2 clinical trials;

•

a $9.8 million increase in unallocated personnel expenses primarily relating to hiring additional personnel in our research and development department. The headcount increase supported increased clinical activity in the second half of 2020 and also in readiness for greater levels of activity in 2021 onwards. There has also been an expansion of the manufacturing team to support the key activities and programs outlined above;

•

a $2.1 million increase in non-cash share-based compensation expense primarily due to the meeting of certain milestones that triggered vesting of ordinary shares in addition to significant 2019 equity grants to employees and becoming a public company; and

•

a $9.2 million increase in other expense, mainly from unallocated consulting expenses (increase of $3.6 million), facility costs and rent expense (increase of $2.2 million), which increased due to increased activity and related service charges in our dedicated suite at CGT Catapult. There has also been increased laboratory and office space leased in the year.

We expect these costs to increase year on year, to support our plan to advance our pipeline assets through clinical development.

General and administrative expenses

The following table summarizes our general and administrative expenses for December 31, 2020 and 2019 (in thousands):

	Year Ended December 31,		Change
	2020	2019	$
Legal and professional fees	$9,220	$4,924	$4,296
Personnel expenses	7,343	6,568	775
Facilities and other expense	6,043	4,023	2,020
Non-cash share-based compensation expense	3,694	1,086	2,608
Total general and administrative expenses	$26,300	$16,601	$9,699

General and administrative expenses increased by $9.7 million from $16.6 million for the year ended December 31, 2019, to $26.3 million for the year ended December 31, 2020. The increase in general and administrative expenses was primarily attributable to the following:

•	a $4.3 million increase in legal and professional fees, primarily related to expenses associated with closing our series C preferred share financing and our IPO;
•

a $0.8 million increase in personnel costs, primarily due to an increase in headcount, related to the hiring of additional personnel in general and administrative functions to support our growth initiatives, and becoming a public company;

•

a $2.0 million increase in facilities and other expenses, including an increase in D&O insurance expense, additional rent for office space occupied in 2019 for the U.K. and Germany and depreciation related to additional property plant and equipment; and

•

a $2.6 million increase in non-cash share-based compensation expense, primarily due to the meeting of certain milestones that triggered vesting of ordinary shares in addition to significant 2019 equity grants to employees and becoming a public company.

We expect these costs to increase materially in the near future, consistent with our plans to increase our headcount in conjunction with our ongoing requirements as a public company.

Total other income, net

Total other income, net was $6.3 million for the year ended December 31, 2020, compared to $9.9 million for the year ended December 31, 2019 primarily due to a $9.3 million increase in foreign currency loss related to the British pound relative to the U.S. dollar during 2020 as compared to 2019 within other expense, net offset by a $4.7 million increase in R&D tax credit from the U.K. as a benefit within other income.

Comparison of the Years Ended December 31, 2019 and 2018

The following table summarizes our results of operations for the years ended December 31, 2019 and 2018 (in thousands):

	Year Ended December 31,
	2019	2018	Change
Operating expenses:
Research and development	$47,043	$34,191	$12,852
General and administrative	16,601	6,790	9,811
Total operating expenses	63,644	40,981	22,663
Loss from operations	(63,644)	(40,981)	(22,663)
Other income, net:
Other expense, net	(793)	(390)	(403)
Interest income, net	74	(151)	225
Benefit from R&D tax credit	10,595	8,266	2,329
Total other income, net	9,876	7,725	2,151
Loss before income taxes	(53,768)	(33,256)	(20,512)
Income tax expense	(141)	(27)	(114)
Net loss	$(53,909)	$(33,283)	$(20,626)

Research and development expenses

The table below summarizes our research and development expenses incurred by program (in thousands):

	Year Ended December 31,
	2019	2018	Change
Direct research and development expenses by program:
FLT180a	$14,062	$13,226	$836
FLT190	6,383	9,316	(2,933)
Pre-clinical and discovery	5,061	162	4,899
Unallocated research and development expenses:
Personnel expenses	12,228	8,121	4,107
Non-cash share-based compensation expense	373	45	328
Other expenses	8,936	3,321	5,615
Total research and development expenses	$47,043	$34,191	$12,852

Research and development expenses increased by approximately $12.9 million from $34.2 million for the year ended December 31, 2018 to $47.0 million for the year ended December 31, 2019. The increase in research and development expenses was primarily attributable to the following:

•	a $0.8 million increase in spending on FLT180a, our most advanced gene therapy product candidate, specifically related to our ongoing Phase 1/2 B-AMAZE clinical trial;

•

a $2.9 million decrease in spending related to our lead product candidates targeting Fabry disease, FLT190, which is primarily related to the timing of purchases of manufacturing materials for our ongoing Phase 1/2 MARVEL-1 clinical trial;

•

a $4.9 million increase in spending on preclinical studies and CMC expense for our planned Phase 1/2 clinical trials for FLT201 and FLT210, which are intended to treat Gaucher disease and hemophilia A, respectively;

•

a $4.1 million increase in unallocated personnel expense as a result of hiring additional personnel in our research and development department to support the requirements of increased clinical activity and the costs associated with preparing to become a public company;

•	A $0.3 million increase in non-cash share-based compensation expense due to 2019 equity grants to employees; and

•	A $5.6 million increase related to increases in unallocated consulting expenses, facility costs and rent expense, which also stem from our increase in headcount to support increased research and development activities.

General and administrative expenses

The following table summarizes our general and administrative expenses for December 31, 2019 and 2018 (in thousands):

	Year Ended December 31,		Change
	2019	2018	$
Legal and professional fees	$4,924	$1,299	$3,625
Personnel expenses	6,568	3,049	3,519
Facilities and other expense	4,023	2,373	1,650
Non-cash share-based compensation expense	1,086	69	1,017
Total general and administrative expenses	$16,601	$6,790	$9,811

General and administrative expenses increased by $9.8 million from $6.8 million for the year ended December 31, 2018, to $16.6 million for the year ended December 31, 2019. The increase in general and administrative expenses was primarily attributable to the following:

•

a $3.6 million increase in legal and professional fees, primarily related to expenses associated with closing our series C preferred share financing and preparation for our anticipated initial public offering;

•

a $3.5 million increase in personnel costs, primarily due to an increase in headcount, related to the hiring of additional personnel in general and administrative functions to support our growth initiatives, including our progression towards becoming a public company;

•

a $1.7 million increase in facilities and other expenses, including additional rent for office space occupied in 2019 for the U.K. and Germany, depreciation related to additional property plant and equipment and insurance costs; and

•

a $1.0 million increase in non-cash share-based compensation expense, primarily due to the meeting of certain milestones that triggered vesting of ordinary shares in addition to significant 2019 equity grants to employees.

Total other income, net

Total other income, net was $9.9 million for the year ended December 31, 2019, compared to $7.7 million for the year ended December 31, 2018. During 2019 and 2018, we recognized a R&D tax credit from the U.K. as a benefit within other income for approximately $10.6 million and $8.3 million, respectively.

5.B.	Liquidity and Capital Resources

Since our inception, we have not generated any revenue from product sales or any other sources and have incurred significant operating losses in each period and on an aggregate basis. We have not yet commercialized any of our product candidates and we do not expect to generate revenue from sales of any product candidates for several years, if at all. We have funded our operations to date primarily with proceeds from the sale of preferred and ordinary shares. Through December 31, 2020, we had received aggregate net cash proceeds of $446.4 million from sales of our equity securities.

As of December 31, 2020, we had cash and cash equivalents of $230.0 million, respectively. Based on our current operational plans and assumptions, we expect that our current cash and cash equivalents, will be sufficient to fund operations for more than 12 months from the issuance date of the audited consolidated financial statements.

We currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our manufacturing, licensing and lease obligations described below.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2020, 2019 and 2018 (in thousands):

	Year Ended December 31,
	2020	2019	2018
Net cash used in operating activities	$(94,965)	$(52,322)	$(25,773)
Net cash used in investing activities	(2,388)	(3,022)	(3,749)
Net cash provided by financing activities	242,620	114,589	38,134
Effect of exchange rate changes on cash, cash equivalents and restricted cash	11,738	(1,014)	(812)
Net increase in cash, cash equivalents and restricted cash	$157,005	$58,231	$7,800

Net Cash Used in Operating Activities

During the year ended December 31, 2020, net cash used in operating activities was $95.0 million, primarily resulting from our net loss of $96.3 million, net cash used in changes in our operating assets and liabilities of $6.6 million partially offset by non-cash charges of $1.9 million for depreciation and $6.2 million of non-cash share-based compensation. Net cash used in changes in our operating assets and liabilities consisted primarily of a $11.9 million increase in prepaid expenses and other assets partially offset by a $5.2 million increase in accounts payable and accrued expenses, mostly related to increased research and development spending on our preclinical and clinical trials and increased general and administrative spending resulting from increased professional and legal expenses we have incurred in conjunction with our preparation for becoming a public company.

During the year ended December 31, 2019, net cash used in operating activities was $52.3 million, primarily resulting from our net loss of $53.9 million, adjusted for non-cash charges for depreciation of $1.5 million and non-cash share-based compensation of $1.5 million, partially offset by $2.1 million related to changes in components of working capital.

During the year ended December 31, 2018, net cash used in operating activities was $25.8 million, primarily resulting from our net loss of $33.3 million, adjusted for non-cash charges for depreciation of $1.0 million and non-cash share-based compensation of $0.1 million, partially offset by $6.4 million related to changes in components of working capital.

Net Cash Used in Investing Activities

During the year ended December 31, 2020, net cash used in investing activities was $2.4 million, primarily driven by our purchases of property and equipment, which largely consisted of operating and lab equipment to be used in our new lab spaces in both the U.K. and Germany.

During the year ended December 31, 2019, net cash used in investing activities was $3.0 million, primarily driven by purchases of property and equipment related to operating and lab equipment used in our new lab spaces.

During the year ended December 31, 2018, net cash used in investing activities was $3.7 million, primarily driven by purchases of property and equipment related to operating and lab equipment used in our new lab spaces.

Net Cash Provided by Financing Activities

During the year ended December 31, 2020, net cash provided by financing activities was $242.6 million, primarily consisting of net cash proceeds from our sale and issuance of series C preferred shares and the IPO.

During the year ended December 31, 2019, net cash provided by financing activities was $114.6 million, consisting of net cash proceeds from our sale and issuance of series B preferred shares and series C preferred shares in 2019.

During the year ended December 31, 2018, net cash provided by financing activities was $38.1 million, consisting of net cash proceeds from our sale and issuance of series A preferred shares and series B preferred shares in 2018.

During the year ended December 31, 2020, the effect of exchange rate changes on cash, cash equivalents and restricted cash was $11.7 million primarily related to our USD-denominated series C preferred shares and IPO funding.

Capital Expenditures

Our capital expenditures were $2.4 million, $3.0 million and $3.7 million in fiscal years ended December 31, 2020, 2019 and 2018, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to advance our research and development programs, to expand our internal manufacturing capabilities, and otherwise to grow our operations.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities, manufacturing and clinical trials of our product candidates. In addition, following our IPO, we incurred and expect to continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. Our expenses will also increase as we:

•

continue our development of our product candidates, including preparing for our planned Phase 1/2 dose confirmation trial and planned Phase 3 pivotal trial for FLT180a for the treatment of hemophilia B, our Phase 1/2 MARVEL-1 clinical trial of FLT190 for the treatment of Fabry disease, and our planned Phase 1/2 clinical trial for FLT201 for the treatment of Gaucher disease and any other clinical trials that may be required to obtain marketing approval for our product candidates;

•	conduct IND and CTA-enabling studies for our preclinical programs;
•	initiate additional clinical trials and preclinical studies for our other product candidates;
•	seek to identify and develop, acquire or in-license additional product candidates;
•	develop the necessary processes, controls and manufacturing data to obtain marketing approval for our product candidates and to support manufacturing on a commercial scale;
•

develop and implement plans to establish and operate an in-house manufacturing operations and facility, including our ability to meet CMC and other regulatory requirements relating to the manufacture of product candidates;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials, if any;
•

hire and retain additional personnel, such as non-clinical, clinical, pharmacovigilance, quality assurance, regulatory affairs, manufacturing, distribution, legal, compliance, medical affairs, finance, general and administrative, commercial and scientific personnel; and

•	develop, maintain, expand and protect our intellectual property portfolio and maintain or obtain freedom to operate for any of our owned or licensed technologies and product candidates.

Following our IPO, we became a publicly traded company and are incurring significant legal, accounting and other expenses that we were not required to incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC and Nasdaq, requires public companies to implement specified corporate governance practices that were not applicable to us as a private company. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will first be required to furnish a report by our management on our internal control over financial reporting for the year ending December 31, 2021. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We expect these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Based on our current operational plans and assumptions, we expect that our current cash and cash equivalents will be sufficient to fund operations for more than 12 months from the issuance date of the audited consolidated financial statements. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. As we progress with our development programs and the regulatory review process, we expect to incur significant commercialization expenses related to product manufacturing, pre-commercial activities and costs associated with establishing sales and marketing capabilities.

Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates and programs, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•	the scope, progress, results and costs of drug discovery, laboratory testing, preclinical and clinical development for our current and future product candidates;
•	the costs, timing and outcome of regulatory review of our product candidates;
•	our ability to establish and maintain collaborations and license agreements on favorable terms, if at all;
•	our ability to enroll clinical trials in a timely manner and to quickly resolve any delays or clinical holds that may be imposed on our development programs;
•	timing delays with respect to preclinical and clinical development of our current and future product candidates, including as result of the COVID-19 pandemic;
•	the costs of expanding our facilities to accommodate our expected growth in personnel;
•

the costs, timing and outcome of potential future commercialization activities, including manufacturing, marketing, sales and distribution for our product candidates for which we receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
•	the extent to which we acquire technologies;
•	the sales price and availability of adequate third-party coverage and reimbursement for our product candidates, if and when approved;
•	the costs of operating as a public company; and
•

the cost of executing on our proposed plan to develop and operate our own in-house manufacturing facilities, in addition to our current use of contract manufacturers and a dedicated suite in CGT Catapult.

Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, current ownership interests will be diluted. If we raise additional funds through government or third-party funding, collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing at the end of this Annual Report, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of these estimates with the service providers and make adjustments if necessary. The estimate of accrued research and development expense is dependent, in part, upon the receipt of timely and accurate reporting from CROs, CMOs, and other third-party service providers. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors in connection with preclinical development activities;

•	CROs and investigative sites in connection with preclinical studies and clinical trials; and

•	CMOs in connection with drug substance and drug product formulation of preclinical study and clinical trial materials.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense.

Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Non-Cash Share-Based Compensation

We grant equity awards under our share-based compensation programs, which may include share options, restricted share awards, or RSAs, restricted share units, or RSUs, and other share-based awards. To date, the share-based awards granted to our employees and directors have been in the form of RSAs, RSUs and share options.

We measure non-cash share-based awards granted to employees, non-employees and directors based on the fair value on the date of the grant. Forfeitures are accounted for as they occur. We issue non-cash share-based awards with service-based vesting conditions and/or performance-based vesting conditions. For equity awards that vest based on a service condition, the non-cash share-based compensation expense is recognized on a straight-line basis over the requisite service period. For equity awards that vest based on a combination of service and performance conditions, we recognize non-cash share-based compensation expense using a straight-line basis over the requisite service period when the achievement of a performance-based milestone is probable, based on the relative satisfaction of the performance condition as of the reporting date.

We use the Black-Scholes option pricing model to estimate the fair value of share options. This option-pricing model requires the input of various subjective assumptions, including the option’s expected life the price volatility of the underlying ordinary share, the risk-free interest rate and expected dividend payments, if any. The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model applying assumptions used in connection with share option grants made during the periods covered by these financial statements. Assumptions used in the option pricing model include the following:

Expected volatility. The company lacks company-specific historical and implied volatility information for its ADSs. Therefore, the company estimates the expected share volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.

Expected term. The expected term of the company's share options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options.

Risk-free interest rate. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods that are approximately equal to the expected term of the award.

Expected dividend. Expected dividend yield of zero is based on the fact that the company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.

Fair value of ordinary shares. Options granted after the company's IPO are issued at the fair market value of the Company's ADS at the date the grant is approved by the Board.

Prior to the IPO, the company calculated the fair value of its ordinary shares in accordance with the guidelines in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The company’s valuations of ordinary shares were prepared using a market approach, based on precedent transactions in the shares, to estimate the company’s total equity value using either an option-pricing backsolve method (“OPM”) or a probability- weighted expected return method (“PWERM”), which used a combination of market approaches and an income approach to estimate the company’s enterprise value, or a hybrid method, which employs the concepts of the OPM and the PWERM merged into a single framework. In some cases, the company determined that there were no significant events occurring between a prior valuation date and a subsequent grant. As such, in these cases the company used the most recent share price valuation as an input to the determination of non-cash share-based compensation.

The OPM backsolve method derives an equity value such that the value indicated for ordinary shares is consistent with the investment price, and it provides an allocation of this equity value to each of the company’s securities. The OPM treats the various classes of ordinary shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, each class of ordinary shares has value only if the funds available for distribution to shareholders exceeded the value of the share liquidation preferences of the class or classes of ordinary shares with senior preferences at the time of the liquidity event. Key inputs into the OPM backsolve calculation included the valuation of forward contracts, expected time to liquidity and volatility. A reasonable discount for lack of marketability was applied to the total equity value to arrive at an estimate of the total fair value of equity on a non-marketable basis.

The PWERM is a scenario-based methodology that estimates the fair value of ordinary shares based upon an analysis of future values for the company, assuming various outcomes. The ordinary share values are based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of ordinary shares. The future value of the ordinary shares under each outcome was discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the ordinary shares. The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM.

5.C.	Research and development, patents and licenses, etc.

Full details of our research and development activities and expenditures are given in Item 4.B. “Information on the Company—Business Overview” and Item 5.A. “Operating and Financial Review and Prospects—Operating Results” within this Annual Report.

5.D.	Trend information.

See Item 4.B. “Information on the Company—Business Overview,” Item 5.A. “Operating and Financial Review and Prospects—Operating Results” and Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” within this Annual Report.

5.E.	Off-balance sheet arrangements

As of December 31, 2020 and 2019, we did not have any off-balance sheet arrangements, that currently have or are reasonably likely to have a material effect on our financial condition, results of operations, liquidity, capital expenditure or capital resources.

5.F.	Tabular disclosures of contractual obligations.

The following table summarizes our contractual obligations as of December 31, 2020 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

As of December 31, 2020	Total	Less than 1 year	1 to 3 Years	4 to 5 Years	More than 5 Years
Operating lease commitments	$77,863	$11,813	$20,127	$21,977	$23,946
Purchase obligations	42,000	6,000	12,000	12,000	12,000
Total	$119,863	$17,813	$32,127	$33,977	$35,946

As further discussed in Note 2 to our consolidated financial statements appearing at the end of this Annual Report we have not yet adopted ASU No. 2016-02 (Topic 842) Leases, and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, the obligations listed above relate to expenses associated with future periods that are not currently reflected in our consolidated balance sheets.

We enter into contracts in the normal course of business with CROs and other third-party vendors for clinical trials, clinical and commercial supply manufacturing, support for pre-commercial activities, research and development activities and other services and products for our operations. Our agreements generally provide for termination within 30 to 90 days of notice. Such agreements are cancelable contracts and not included in the table of contractual obligations and commitments. We also make payments of $5,000 a year under our license agreement with St. Jude Children’s Hospital, which have been excluded from the table above, as the agreement does not have a defined term.

We may incur potential contingent payments upon our achievement of clinical, regulatory and commercial milestones, as applicable, or that we may be required to make royalty payments under license agreements we have entered into with various entities pursuant to which we have in-licensed certain intellectual property, including our license agreement with UCL Business Ltd, or UCLB. Due to the uncertainty of the achievement and timing of the events requiring payment under these agreements, the amounts to be paid by us are not fixed or determinable at this time and have not been included in the table above.

5.G.	Safe harbor.

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See the section titled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.	Directors and senior management.

The following table sets forth information regarding our senior management and directors, including their ages as of December 31, 2020. Unless otherwise stated, the business address of our members of senior management and our directors is c/o Freeline Therapeutics Holdings plc, Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2FX, United Kingdom. See “—Additional Information” below.

Name	Age	Position(s)
Senior Management:
Theresa Heggie	60	Chief Executive Officer and Director
Michael J. Parini[1]	46	President and Chief Operation Officer
Jan Thirkettle, Ph.D.	49	Chief Development Officer
Markus Hörer, Ph.D.	54	Founder, Chief Technology Officer and Managing Director GmbH
Brian Silver	52	Chief Financial Officer and Head of Corporate Development
Julie Krop, M.D.	55	Chief Medical Officer
Romuald Corbau, Ph.D.	52	Senior Vice President, Research
Mark Baldry	57	Chief Commercial Officer
Stephen P. Diamond, Jr.[1]	49	Senior Vice President & General Counsel
Benjamin Warriner	42	Vice President, Finance & Company Secretary
Duncan Whitaker, Ph.D.	43	Vice President, Intellectual Property

Non-Executive Directors:
Chris Hollowood, Ph.D.	46	Chairman of the Board of Directors
Amit Nathwani, M.D.	60	Founder, Clinical and Scientific Adviser and Director
Martin Andrews	57	Non-Executive Director
Jeffrey Chodakewitz, M.D.	65	Non-Executive Director
Julia P. Gregory	68	Non-Executive Director
Colin A. Love, Ph.D.[1]	62	Non-Executive Director

1 Joined our company after December 31, 2020.

Senior Management

Theresa Heggie has served as our Chief Executive Officer and a member of our board of directors since June 1, 2020. Ms. Heggie is an accomplished rare disease leader and has a broad experience in rare diseases, a deep understanding of medicines for genetic diseases and direct experience in some of the indications we are pursuing. Previously, she served as Senior Vice President, Head of CEMEA at Alnylam Pharmaceuticals from May 2017 to May 2020. Before Alnylam, Ms. Heggie had roles at Bupa Group until 2016 and at Shire plc, including Global Head of Commercial for its rare disease business and CEO of Jerini AG after its acquisition by Shire in 2008. Prior to joining Shire, she held a variety of positions at Baxter Healthcare and Janssen Pharmaceuticals. She also serves on the boards of directors of BioCryst Pharmaceuticals and ProQR Therapeutics. Ms. Heggie received a B.S. from Cornell University. We believe Ms. Heggie is qualified to serve on our board of directors because of her deep experience in the commercial biotech sector.

Michael J. Parini has served as our President and Chief Operating Officer since March 15, 2021. He brings more than 20 years’ experience in the biopharmaceutical industry and will focus on executing our global strategy and overseeing critical business and operational functions. Most recently, Mr. Parini served as Executive Vice President and Chief Administrative, Legal and Business Development Officer at Vertex Pharmaceuticals from March 2020 until February 2021, and as Executive Vice President and Chief Legal and Administrative Officer from January 2016 to March 2020. Prior to joining Vertex, he spent more than a decade at Pfizer, where he served in multiple leadership roles within the company's global legal team, including Senior Vice President and Associate General Counsel. Mr. Parini was responsible for the strategic management of Pfizer's global litigation activities, including civil, intellectual property, government and employment litigation. He also served as Chief Counsel for multiple key business units within Pfizer, advising Pfizer's leadership team on business issues related to investment decisions, patent disputes, global pricing strategies and commercial operations activities, among other responsibilities. Prior to joining Pfizer, Parini served as a healthcare attorney at Akin, Gump, Strauss, Hauer & Feld, L.L.P. in Washington, D.C., where he provided legal counsel on federal and state regulatory and policy issues. Mr. Parini is a member of the New York and District of Columbia bars. He received a Bachelor of Arts degree in American Government from Georgetown University and a J.D. from Georgetown University Law Center.

Jan Thirkettle, Ph.D. has served as our Chief Development Officer since January 2016. Prior to joining Freeline, Dr. Thirkettle led the establishment of GSK’s Cell & Gene Therapy platform from January 2012 to December 2015 and was responsible for CMC/supply for Strimvelis, the first ex vivo gene therapy to receive an EU Marketing Authorization Application. Dr. Thirkettle has deep experience in the development and deployment of novel platforms and has played a pivotal role in products approvals for “firsts” in natural products, new chemical entities, biotransformations, biologics and gene therapies. Dr. Thirkettle received an M.A. in Chemistry and a Ph.D. in Biological Chemistry from Oxford University. Jan Thirkettle is sole Director of Platform Strategy Consulting Limited.

Markus Hörer, Ph.D. co-founded Freeline in March 2015 and has served as our Chief Technology Officer and GmbH Managing Director since May 2015. Dr. Hörer has over 30 years’ experience working in AAV biology, as well as over 24 years’ experience in industrial vaccine and biologics development. Dr. Hörer brings experience in research, process and analytical development, quality control, preclinical and business development. He joined Freeline from Rentschler, where he was responsible for setting up a Virus-based Biologics business unit, focusing on AAV vector development and manufacturing. Before that, from July 1996 to March 2010, he held various positions at MediGene, where he was responsible for developing AAV vector technology, its successful transfer into a GMP environment, and its use for clinical development of autologous Melanoma cell vaccines. Dr. Hörer also developed a novel AAVLP B-vaccine platform, which was acquired by 2A Pharma, Sweden. Dr. Hörer received a Ph.D. in the Department of Tumor Virology at the German Center for Cancer Research in Heidelberg, Germany.

Brian Silver has served as our Chief Financial Officer and Head of Corporate Development since November 2018. He brings to Freeline extensive experience and expertise in the investment banking and corporate law sectors. Before joining Freeline, Mr. Silver was a Partner in the healthcare group of Perella Weinberg Partners, a leading independent global advisory firm, from August 2013 to November 2018. Prior to that, Mr. Silver held a variety of positions in Morgan Stanley’s investment banking division, most recently as a Managing Director in the healthcare group, from March 1998 to July 2013. Before that Mr. Silver was an investment banking associate at Salomon Brothers from August 1997 to March 1998 and a corporate associate at Sullivan & Cromwell LLP from August 1994 through July 1997. Mr. Silver received an A.B. with honors from Harvard College and a J.D. with honors from the University of Chicago Law School. Mr. Silver is a non-executive director of NovalGen Limited.

Julie Krop, M.D. has served as our Chief Medical Officer since April 2020 and has more than 20 years of drug development experience across multiple therapeutic areas, including rare and orphan indications. Dr. Krop most recently served from June 2015 to April 2020 as the Chief Medical Officer of AMAG Pharmaceuticals, where she oversaw the clinical, medical affairs, program management, pharmacovigilance, and regulatory functions. During her tenure at AMAG, she built a fully integrated development organization and was responsible for overseeing three successful regulatory approvals. Prior to joining AMAG, Dr. Krop held leadership positions at Vertex from February 2012 to May 2015, Pfizer from April 1999 to February 2001, Millennium from March 2001 to June 2003, and Stryker Regenerative Medicine from September 2006 to October 2012. She is board certified in Internal Medicine and completed a Robert Wood Johnson Foundation Clinical Scholar Fellowship as well as an Endocrinology fellowship at the Johns Hopkins University School of Medicine. Dr. Krop received both a B.S. in Biology and an M.D. from Brown University.

Romuald Corbau, Ph.D. has served as our Chief Scientific Officer since September 2020. From July 2017 to September 2020, he was our Senior Vice President, Research. He brings over 20 years of pharmaceutical industry experience to Freeline. He started his pharmaceutical career in June 1998 at Pfizer Global Research & Development (Sandwich, U.K.), where he held positions of increasing responsibility in several therapeutic areas. After this, in June 2011 he became Director of Biology at the Center for Innovation and Stimulation of Drug Discovery (CISTIM, Leuven, Belgium), a company that transforms ground-breaking science into innovative small molecule drug discovery projects. Before joining Freeline, Dr. Corbau served as the Translational Lead at Spark Therapeutics (Philadelphia, USA), a company dedicated to the discovery and development of AAV-based gene therapies, from June 2014 to June 2017. He received his Ph.D. in the Department of Tumor Virology at the German Centre for Cancer Research in 1998 (Heidelberg, Germany).

Duncan Whitaker, Ph.D. has served as our Vice President, Intellectual Property since July 2016 and is a chartered (U.K.) and European patent attorney. He joined Freeline after more than six years as Senior Counsel in Global Patents at GSK. Dr. Whitaker was part of the team supporting GSK’s world leading Belgium based vaccines business, immersed in the highly strategic and contentious patent environment that preceded GSK’s acquisition of Novartis’ vaccines division. He held particular responsibility for GSK Vaccines’ DTP portfolio (the Infanrix and Boostrix product families) and projects, the main pediatric franchise encompassing products generating £1 billion annual turnover. Before that, Dr. Whitaker served for over five years in the biotech team at private practice firm Dehns in London, working on behalf of universities, start-ups and SMEs, as well as large multinationals. Dr. Whitaker received a B.Sc. from the University of Edinburgh and a Ph.D. in molecular genetics from the MRC Human Genetics Unit (Edinburgh).

Mark Baldry, has served as our Chief Commercial Officer since November 2020. He is an experienced commercial leader with a 30-year track record in positions of increasing responsibility at leading biopharmaceutical companies in marketing, sales and public affairs roles across Europe, Canada and the U.S. He has predominately worked across rare and specialty disease areas, where he has championed multiple commercial launches. Mr. Baldry joined Freeline from Wave Life Sciences, where he served as Chief Commercial Officer from August 2019 to February 2020. Prior to that, he was Vice President, Global Marketing at Amicus Therapeutics Inc. from June 2015 to December 2017 and then Senior Vice President, Global Marketing & Commercial Operations at Amicus Therapeutics Inc. from January 2018 to July 2019. In these roles, he was responsible for building global commercial strategies to support launches of innovative medicines in orphan diseases, including the first oral chaperone therapy for the treatment of Fabry disease. Prior to that, Mr. Baldry held multiple leadership positions at Biogen from April 2011 to May 2015, including Vice President, Public Affairs and Vice President, New Product Commercialization. He also held leadership roles at the Human Genetic Therapies division of Shire from November 2005 to March 2011, including Head of Global Strategic Marketing and Head of Marketing, Market Access and Public Affairs, Europe, Middle East and Africa. Mr. Baldry received a B.Sc. in Genetics from York University (U.K.) and an M.B.A. from Concordia University (Canada).

Stephen P. Diamond, Jr. has served as our Senior Vice President and General Counsel since January 2021. Mr. Diamond joined Freeline from Pfizer, where he served most recently as Assistant General Counsel, Business Transactions from January 2015 to December 2020. In this capacity, he led the legal support for many of Pfizer’s public and private business development transactions, including several involving gene therapy companies. Mr. Diamond joined Pfizer in 2010 as Senior Corporate Counsel, Mergers & Acquisitions. Before that, he was an attorney with Axiom, where he acted as a corporate legal consultant to Pfizer from 2008 to 2010. Prior to advising Pfizer, Mr. Diamond held in-house legal roles at Barclays Capital and AIG, and worked in private practice at Milbank LLP and Sidley Austin LLP. Mr. Diamond received a B.A. in International Relations from New York University and a J.D. from William & Mary Law School. He is admitted to practice in New York.

Benjamin Warriner, FCA has served as our Vice President, Finance since October 2019 and is a chartered (U.K.) accountant. He joined Freeline in October 2017 and was our Director of Finance until October 2019. Before joining Freeline, Mr. Warriner was previously Finance Director for EUSA Pharma from July 2010 to March 2013 before they were acquired by Jazz Pharmaceuticals where he then became Head of Finance for the International division of Jazz Pharmaceuticals from April 2013 to June 2015. Mr. Warriner was subsequently the Financial Controller of EUSA Pharma, which was newly formed, from January 2016 to October 2017. Before that, he held accounting positions at Vantis plc and T-Mobile. Mr. Warriner began his career at Moore Stephens in 2000. Mr. Warriner received a B.Sc. in Economics from Loughborough University.

Non-Executive Directors

Chris Hollowood, Ph.D. has been the Chairman of our board of directors since December 2015 and served as our Executive Chairman from June 2019 to June 2020. He has served as the Chief Investment Officer of Syncona Investment Management Limited, part of Syncona Limited, a leading healthcare investment company focused on founding, building and funding global leaders in life sciences, since December 2016 and as a Partner of Syncona Partners LLP, its predecessor firm, from September 2012 to December 2016. In his role at Syncona, Dr. Hollowood has been instrumental in the foundation and development of Syncona’s gene therapy strategy. In addition to Freeline, Dr. Hollowood is also Chairman at Syncona’s other gene therapy companies, Gyroscope Therapeutics and Swan Therapeutics. Dr. Hollowood was previously Chairman of Nightstar, a retinal gene therapy company founded by Syncona, which was sold to Biogen in 2019 for $877 million. Dr. Hollowood is currently a director of the following companies which form part of Syncona Limited’s group or its portfolio: Syncona Investment Management Limited, Syncona IP Holdco Limited, Gyroscope Therapeutics Limited, SwanBio Therapeutics Limited, Purespring Therapeutics Limited and Forcefield Therapeutics Limited. Dr. Hollowood has many years’ experience investing in, acquiring and growing businesses in the health and pharma industries. Previously, he was a partner of Apposite Capital LLP, a venture and growth capital company focused on the healthcare and life science sector, from February 2007 to July 2012. Before Apposite, Dr. Hollowood had roles with Bioscience Managers Ltd from January 2004 to January 2007 and Neptune Investment Management Ltd from May 2002 to December 2003. Dr. Hollowood received a M.A. (Cantab) in Natural Sciences and a Ph.D. in Organic Chemistry, both from Cambridge University. We believe Dr. Hollowood is qualified to serve on our board because of his experience as an investor in and service on the boards of other life science companies.

Amit Nathwani, M.D. founded Freeline in May 2015 has been a member of our board of directors since May 2015 and currently serves as our Clinical and Scientific Adviser. Prof. Nathwani is renowned for his pioneering work on gene therapy for hemophilia B, and was first to show successful correction of bleeding diathesis in patients with severe hemophilia B. Since November 2012, he has served as the Director of the Katharine Dormandy Hemophilia Centre at the Royal Free Hospital, and as a Senior NIHR Investigator since March 2014. He has also been a Professor of Hematology at University College London since November 2011. Prof. Nathwani graduated with MBChB from the University of Aberdeen in 1984 and is a fellow of the Royal College of Physician since March 1988 as well as the Royal College of Pathologist since June 1995. He was awarded a Ph.D. in Molecular Biology from the Open University in July 1997. Prof. Nathwani is the founder, CEO and an executive director of NovalGen Limited. We believe Prof. Nathwani, is qualified to serve on our board of directors because of his scientific and industry experience in the field in which we operate.

Martin Andrews has been a member of our board of directors since October 2018 and brings over 30 years of broad commercial experience in pharmaceuticals to Freeline. Mr. Andrews has spent many years in senior leadership roles at GlaxoSmithKline and in integrative leadership roles at the interface between R&D and commercial disciplines, has led numerous successful global product launches in pharmaceuticals and vaccines, and has deep medicine development and supply chain experience. Most recently, Mr. Andrews was Senior Vice President of Rare Diseases from November 2013 to July 2018 at GlaxoSmithKline and led the development and launch of the world’s first lifesaving gene therapy for children, Strimvelis, in addition to developing a pipeline of autologous ex-vivo gene therapy medicines which were recently acquired by Orchard Therapeutics. Prior to leaving GSK, Mr. Andrews was a Board Member of Orchard Therapeutics, the Alliance for Regenerative Medicine and is a Director of New Context Ltd, a consultancy specializing in rare disease, gene therapy and vaccine commercialization. Mr. Andrews received a B.Sc. in Biology from the University of Salford, Manchester. We believe Mr. Andrews is qualified to serve on our board because of his experience in the pharmaceutical industry.

Jeffrey Chodakewitz, M.D. has been a member of our board of directors since August 2019 and has over 30 years of leadership experience in the bio-pharmaceutical industry. He served most recently from January 2014 to mid-2018 as Chief Medical Officer and EVP, Global Medicines Development & Medical Affairs at Vertex Pharmaceuticals, where he also served as a member of the Vertex Executive Committee. Prior to Vertex, Dr. Chodakewitz spent over 20 years at Merck & Co., where he served in several positions including Head of Infectious Diseases and Vaccines Global Development, Senior Vice President of Global Scientific Strategy (Infectious Disease, Respiratory & Immunology) and Senior Vice President of Late Stage Development. Dr. Chodakewitz is a Diplomate of the National Board of Medical Examiners and the American Board of Internal Medicine (both Internal Medicine and Infectious Disease). Dr. Chodakewitz also serves on the Boards of Directors of Tetraphase Pharmaceuticals and resTORbio, Inc. and serves as an Executive Advisor to the Blackstone Life Sciences Group. He received a B.S. in Biochemistry from Yale University and an M.D. from the Yale University School of Medicine. We believe Dr. Chodakewitz is qualified to serve on our board because of his executive experience in our industry.

Julia P. Gregory has been a member of our board of directors since November 2019. Since April 2016, Ms. Gregory has served as Chair and CEO of Isometry Advisors, Inc., a biotechnology advisory company, Ms. Gregory also serves as a non-executive director of several biopharmaceutical companies, including Biohaven Pharmaceutical Holding Company Ltd, Kuur Therapeutics (formerly Cell Medica Ltd.), Iconic Therapeutics, IMV, and Nurix Therapeutics. In her previous executive roles, Ms. Gregory served as Chief Executive Officer, Chief Financial Officer and Board Director of ContraFect Corporation; President and CEO of Five Prime Therapeutics; and Executive Vice President, Corporate Development and Chief Financial Officer of Lexicon Pharmaceuticals, Inc. Her corporate development experience includes leading transactions for significant strategic partnerships including development and licensing agreements with GlaxoSmithKline, Human Genome Sciences,

Genentech, Bristol-Myers Squibb Company and Takeda Pharmaceutical Company Limited. As CFO at Lexicon, Ms. Gregory led the company’s $220 million public offering and was involved in the creation of Lexicon’s $500 million private equity plan with Invus, LLP. Prior to her leadership positions in the biopharmaceutical industry, Ms. Gregory was an investment banker at Dillon, Read & Co. and subsequently at Punk, Ziegel & Company, where she served as the head of investment banking and head of its life sciences practice. She received a B.A. in International Affairs from George Washington University’s Elliot School of International Affairs and an M.B.A. from The Wharton School of The University of Pennsylvania. We believe Ms. Gregory’s experience as a senior corporate executive, her expertise in investment banking and business development and service on the boards of other life sciences companies qualifies her to serve on our board of directors.

Colin A. Love, Ph.D. has been a member of our Board of Directors since March 2021. He is the Chief Operating Officer and co-founder of Replimune, a biotechnology company developing novel oncolytic immunotherapies, where he has served since October 2015. Dr. Love has over 30 years’ experience developing and launching biotechnology products. Since December 2014, he has provided consultancy support to a range of life science companies, from small gene therapy start-ups to large established biotechnology companies, including Amgen. From 2011 to 2014, Dr. Love was a Vice President of Clinical Operations at Amgen, where he was responsible for the sites developing and manufacturing T-VEC (Imlygic), an approved oncolytic virus therapy. Dr. Love was previously Senior Vice President of Product Development at BioVex Group, Inc., a privately held biotechnology company developing T-VEC, from 2000 to 2011 until its acquisition by Amgen. Prior to joining BioVex, he held leadership positions in manufacturing and development at Celltech plc (now UCB Celltech) from 1992 to 2000, and previously held research and development positions with Serono Diagnostics (now Merck KGaA) and Amersham International plc (now GE Healthcare).

Family Relationships

There are no family relationships among any of the members of our senior management or board of directors.

Additional Information

Mr. Brian Silver, our Chief Financial Officer and Head of Corporate Development, has informed us that he will be leaving his position at our Company effective April 30, 2021. Mr. Silver’s resignation is not due to any disagreement with the Company or the Board of Directors, nor to any matter relating to the company’s operations, financial statements, internal controls, auditors, policies or practices.

Dr. Jan Thirkettle, one of our executive officers, has informed us that he will be leaving his position at the Company effective June 30, 2021.

Additional information regarding Mr. Silver and Dr. Thirkettle is provided above in Item 6.A. “Directors, Senior Management and Employees—Senior Management” of this Annual Report on Form 20-F.

6.B.	Compensation.

The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors, members of our senior management and non-employee directors for services in all capacities to us and our subsidiaries for the year ended December 31, 2020, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2020 to provide pension, retirement or similar benefits to, our directors, members of our senior management and non-employee directors.

Director Compensation

For the year ended December 31, 2020, the table below sets forth the compensation paid to our directors, and in the case of Ms. Theresa Heggie reflects the compensation paid for her services as a member of our senior management, during the period each individual served as a director of the board of directors of Freeline Therapeutics plc. or the predecessor company. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors amounted to a total of $13,000 in the year ended December 31, 2020.

Name	Salary/Fees	Annual Bonus	Pension Benefit	All Other Compensation	Total
Theresa Heggie	$301	$215	$13	$1,472	$2,001
Executive Director
Chris Hollowood, Ph.D.	$—	$—	$—	$39	$39
Non-Executive Director
Amit Nathwani, M.D.	$144	$—	$—	$315	$459
Non-Executive Director
Martin Andrews	$35	$—	$—	$152	$187
Non-Executive Director
Jeffrey Chodakewitz, M.D.	$53	$—	$—	$104	$157
Non-Executive Director
Julia P. Gregory	$44	$—	$—	$46	$90
Non-Executive Director

Non-Executive Letters of Appointment

The compensation of our non-executive directors is determined by our board of directors as a whole, based, in part, on a review of current practices in other companies. We have entered into appointment letters with certain of our non-executive directors. The non-executive director appointment letters provide for an annual fee and a grant of shares under our share incentive arrangement. We must give one month’s prior written notice of our intent to terminate a non-executive director’s directorship. For a period of three months following termination of the directorship, the non-executive director is restricted from accepting a directorship with a competing company.

Employment Agreements

We have entered into employment agreements with most of our executive officers. Each of these employment agreements provides for an initial annual salary, annual bonus opportunity and equity incentive opportunities, as well as participation in certain retirement and welfare benefit plans. Effective after the six-month anniversary of the executive officer’s start date, we must give between three and six months’ prior written notice of a termination of employment. The executive officers have agreed to restrictive covenants not to compete against us or solicit our employees or customers or prospective customers during employment and for a period between six and twelve months following termination. To the extent the employment of an executive officer is terminated without notice and without cause, the employment agreements require us to pay our executive officers’ compensation for the minimum period of notice to which he or she would have been entitled.

Offer Letters

We have entered into offer letters with certain of our executive officers, including new officers who joined our senior leadership team in 2020 and 2021. The letters provide for an initial annual salary, annual bonus opportunity and equity incentive opportunities, as well as participation in certain retirement and welfare benefit plans. The letters provide for at-will employment, terminable by either party, at any time. The executive officers have agreed to restrictive covenants not to compete against us or solicit our employees or customers or perspective customers during employment and for a period of between nine and twelve months following termination. The offer letters require us to pay the executive officers between six and eighteen months’ of salary continuation upon certain terminations of employment.

It is also anticipated that we will enter into an offer letter with prospective hires, on similar terms to those described in the preceding paragraph.

Incentive Compensation Program

The board of directors maintains an annual incentive compensation program for all employees. The incentive compensation program is designed to offer incentive compensation to our employees by rewarding the achievement of corporate goals and specifically measured personal goals that are consistent with and support the achievement of the corporate goals. The key terms of the incentive compensation program are summarized below.

Administration and Eligibility. The board of directors is responsible for the administration of the incentive compensation program; however, the remuneration committee of the board of directors is responsible for approving any incentive awards to our chief executive officer and other members of our senior management.

All employees who have completed their probationary period by December 31 of the applicable plan year are eligible to receive an incentive award under the incentive compensation program.

Form and Determination of Incentive Awards. Incentive award payments are paid in cash. After the end of the plan year, the actual achievement of the corporate and individual goals is determined, each expressed as a percentage of complete achievement, resulting in the calculation of the individual’s total incentive award.

Annual performance reviews are completed before February of the applicable plan year, during which an employee’s achievement of individual targets will be determined, and payment of incentive awards is made in February.

Termination of Employment. If a participant in the incentive compensation program gives or receives notice of termination or his or her employment prior to the payment of an incentive award under the incentive compensation program, the employee is not eligible to receive an incentive award.

Amendment. Our board of directors may abolish or alter the incentive compensation program at any time before, during or after a plan year is completed.

Outstanding Equity Awards

The following table summarizes the options that we granted to members of our board of directors and senior management during the year ended December 31, 2020:

Name	Ordinary Share Underlying Option	Exercise Price	Expiration Date
Senior Management:
Theresa Heggie	759,783	$12.82	29/06/2030
	356,878	$18.00	07/08/2030
Michael J. Parini	—	$—	—
Jan Thirkettle, Ph.D.	154,275	$12.82	29/06/2030
	12,766	$18.00	07/08/2030
Markus Hörer, Ph.D.	74,844	$12.82	29/06/2030
	99,609	$18.00	07/08/2030
Brian Silver	160,713	$12.82	29/06/2030
	86,474	$18.00	07/08/2030
Julie Krop, M.D.	286,371	$12.82	29/06/2030
	21,889	$18.00	07/08/2030
Romuald Corbau, Ph.D.	110,718	$12.82	29/06/2030
	78,347	$18.00	07/08/2030
Mark Baldry	175,000	18.00	16/12/2030
Stephen P. Diamond, Jr.	—	—	—
Benjamin Warriner	35,616	$12.82	29/06/2030
	39,774	$18.00	07/08/2030
Duncan Whitaker, Ph.D.	53,789	$12.82	29/06/2030
	25,243	$18.00	07/08/2030
Non-Executive Directors:
Chris Hollowood, Ph.D.	33,288	$18.00	07/08/2030
Amit Nathwani, M.D.	61,117	$12.82	29/06/2030
	25,344	$18.00	07/08/2030
Martin Andrews	41,478	$12.82	29/06/2030
Jeffrey Chodakewitz, M.D.	41,478	$12.82	29/06/2030
Julia P. Gregory	41,478	$12.82	29/06/2030
Colin A. Love	—	—	—

No options were exercised by any members of our board of directors and senior management during the year ended December 31, 2020.

Share Incentive Program

In 2016, we established a share incentive program pursuant to which select eligible participants were allotted and issued B ordinary shares, C ordinary shares, D ordinary shares, E ordinary shares and/or F ordinary shares, subject to the terms of our articles of association. The terms are described in more detail below.

Awards. All employees were eligible to receive grants of B ordinary shares, C ordinary shares, D ordinary shares, E ordinary shares and/or F ordinary shares for which the employee agrees to pay the nominal value of the shares. In connection with our IPO, these shares were converted into ordinary shares, subject to the terms and conditions set forth below.

Vesting. Subject to the terms of the vesting agreements entered into with each holder of employee shares in connection with the IPO, the employee shares vest 20% or 25% on the first anniversary of the date of employment and in equal monthly installments thereafter until they are fully vested on or after the later of the first anniversary of the date of employment and the fifth (or fourth, as the case may be) anniversary of the commencement date, which is the date of employment, a date specified in the articles of association or a date specified in a letter from the company to the relevant employee, as applicable. Accordingly, for employees who have been employed at Freeline for greater than a year at the time of a new share award, their shares will vest in equal monthly installments from the date of issue.

Termination. Following the IPO, if an employee ceases to be an employee by reason of being a “bad leaver,” which means we are entitled to summarily dismiss the employee under the terms of the employee’s employment agreement, all of the employee shares will be subject to clawback. If any employee ceases to be an employee by reason of being a “good leaver,” which means the employee ceases to be an employee at any time and is not a “bad leaver,” the employee’s unvested shares will be subject to clawback.

Share Sale. If, within twelve months following the completion of a share sale, which generally means a sale of any of the shares in the capital of the company (in one transaction or as a series of transactions) that results in the purchaser of those shares acquiring a controlling interest in the company, an employee ceases to be an employee by reason of being a good leaver or due to certain events described in the articles of association, all of the employee’s employee shares will be treated as vested.

IPO. In connection with our IPO, the board of directors required employees to enter into an IPO vesting agreement as described above, under which the employee shares continue to vest in a substantially equivalent manner to which the employee shares would have been subject had the IPO not occurred. For employees who did not enter into an IPO vesting agreement, all unvested shares were immediately forfeited.

Since the beginning of the last fiscal year ended December 31, 2020, we have allotted and issued to participants, including our executive officers, in the aggregate, 42,412 ordinary shares.

Hurdle Share Program. In addition to the share incentive program, one of our executive officers has been allotted and issued F ordinary shares subject to the terms of an equity letter, which provides that the F ordinary shares will be treated as vested on the first to occur of (a) a “qualified fundraising” or (b) a “change in control” at a valuation at or above £3.25 per share (as such terms are defined in the equity letter). Our IPO was a “qualified fundraising” under the terms of such equity letter.

In connection with the Series C Financing, which closed on July 1, 2020, certain employees exchanged their employee shares for options under the 2020 Option Plan (described below).

On the date of the IPO, all of the outstanding B ordinary shares, C ordinary shares, D ordinary shares, E ordinary shares, F ordinary shares and G Ordinary shares were reorganized into a single class of ordinary shares of Freeline Therapeutics Holdings plc. Following the reorganization into a single class of ordinary shares, such ordinary shares of Freeline Therapeutics Holdings plc were consolidated and subdivided to reflect an approximately 1-for-0.159 reverse split of such ordinary shares. The 2016 share incentive program terminated in connection with our IPO; accordingly, as of December 31, 2020, there are no shares available for future grants under the 2016 share incentive program.

Share Option Plan

In 2020, we adopted the amended and restated share option plan, or the 2020 Option Plan. Under the 2020 Option Plan, select eligible participants were granted options to acquire shares of the company, subject to the terms of the 2020 Option Plan. Following the completion of our IPO, no further options will be granted under the 2020 Option Plan.

Administration. The 2020 Option Plan is administered by our board of directors. The board of directors may grant options to acquire G or H ordinary shares to eligible employees and executive directors.

Share Reserve. The aggregate number of ordinary shares that may be issued under the 2020 Option Plan is set forth from time to time by our shareholders.

Exercise Price of Options. Our board of directors determines the exercise price of options.

Vesting. Unless otherwise specified in an option certificate, at any time on or after the first anniversary of the date on which the employee first became an employee and before the fourth anniversary of the vesting commencement date (as set forth in the option certificate), the option will be treated as vested as to a percentage of the shares underlying the option equal to 2.0833 multiplied by the number of whole months that have elapsed since the vesting commencement date. At any time on or after the fourth anniversary of the vesting commencement date, the option will be treated as fully vested.

Termination. If an employee ceases to be an employee by reason of being a “bad leaver,” which means we are entitled to summarily dismiss the employee under the terms of the employee’s employment agreement, all of the options will immediately be forfeited. If an employee ceases to be an employee by reason of being a “good leaver,” which means the employee ceases to be an employee and is not a “bad leaver,” the employee’s unvested options will cease to vest and any vested options will remain exercisable until the earlier of (x) the six-month anniversary of an initial public offering and (y) the option lapses pursuant to the terms of the 2020 Option Plan.

Share Sale. On the occurrence of a share sale, subject to (i) the employee’s continued employment with us at the time of the share sale and (ii) the person or persons acquiring a controlling interest in us have not otherwise offered to replace such option with an option or right to acquire securities that our board determines to be equivalent, all unvested options will be treated as vested and exercisable in full. At any time, our board may condition the exercise of such options on additional considerations, including the requirement that an employee experience a qualifying termination of employment within 12 months following the share sale, by reason of being a good leaver or due to certain events described in the articles of association.

Omnibus Incentive Plan

In connection with our IPO, on July 31, 2020, we adopted an equity incentive plan, or the 2020 Plan. The purpose of the 2020 Plan is to attract, retain and motivate persons who make (or are expected to make) important contributions to the company. The 2020 Plan became effective as of our IPO and is the sole means for the company to grant new equity awards.

Administration and Eligibility. Our employees and directors, referred to as service providers, are eligible to be granted awards under the 2020 Plan. The 2020 Plan is administered by our board of directors, or a Committee designated by the Board (referred to as the administrator below). The administrator has the authority to determine which service providers receive awards, grant awards, set the terms and conditions and designate which awards will cover ordinary shares or ADSs.

Shares Available for Awards. Subject to adjustment, awards may be made under the 2020 Plan in an aggregate amount of up to 5,898,625 shares, which consists of 3,474,469 new ordinary shares, and 2,424,156 ordinary shares that are subject to awards under prior plans that may become available for issuance under the 2020 Plan. Additionally, the number of ordinary shares reserved for issuance under the 2020 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on December 31st of the same calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable January 1st date. No more than 35,655,250 shares may be issued under the 2020 Plan upon the exercise of incentive share options. If an award under the 2020 Plan, or any prior equity incentive plan, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2020 Plan. Shares delivered to the company to satisfy any applicable tax withholding obligation will also become or again be available for award grants under the 2020 Plan. Awards granted under the 2020 Plan in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the shares available for grant under the 2020 Plan, but will count against the maximum number of shares that may be issued upon the exercise of incentive share options.

Awards. The 2020 Plan provides for the grant of options, share appreciation rights, or SARs, restricted shares, dividend equivalents, restricted share units, or RSUs, and other share based awards. All awards under the 2020 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms.

Performance Criteria. The administrator may select performance criteria for an award to establish performance goals for a performance period.

Termination of Employment. The administrator may determine how a participant’s termination of service, for any reason, affects and award and the extent to which, and the period during which, the participant and others may exercise rights under the award, if applicable. If a participant’s employment is terminated for cause, all awards will terminate immediately upon a such termination, and the participant will be prohibited from exercising his or her options or share appreciation rights from and after the time of such termination.

Corporate Transactions. In connection with certain corporate transactions and events affecting our ordinary shares, including a change of control, another similar corporate transaction or event, another unusual or nonrecurring transaction or event affecting us or our financial statements or a change in any applicable laws or accounting principles, the administrator has broad discretion to take action under the 2020 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes cancelling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2020 Plan and replacing or terminating awards under the 2020 Plan.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2020 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2020 Plan, may materially and adversely affect an award outstanding under the 2020 Plan without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2020 Plan will remain in effect until the tenth anniversary of its effective date unless earlier terminated by our board of directors. No awards may be granted under the 2020 Plan after its termination.

Transferability and Participant Payments. Except as the administrator may determine or provide in an award agreement, awards under the 2020 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2020 Plan, and exercise price obligations arising in connection with the exercise of options under the 2020 Plan, the administrator may, in its discretion, accept cash, wire transfer or check, our ordinary shares or such other consideration as the administrator deems suitable or any combination of the foregoing.

2020 Non-Employee Sub Plan. The 2020 Non-Employee Sub Plan will govern equity awards granted to our non-executive directors and our service providers, including consultants and directors. The 2020 Non-Employee Sub Plan will be adopted under the 2020 Plan and provides for equity and cash-based awards to be made on identical terms to awards made under our 2020 Plan.

IPO Grants

In connection with our IPO and in the ordinary course thereafter, our Board granted awards under the 2020 Plan to certain of our employees, representing an aggregate of 1,152,432 ordinary shares. These awards are one-time grants solely related to the IPO offering and the number of ordinary shares subject to the awards described above has been based on the initial public offering price of $18.00 per share. All of the awards described above were granted upon the filing of the registration statement on Form S-8 relating to the 2020 Plan. Each award is subject to the terms and conditions of the 2020 Plan and an option award agreement with the applicable grantee.

2020 Employee Share Purchase Plan

In connection with our IPO, on July 31, 2020, we adopted an employee share purchase plan, or the 2020 ESPP. The purpose of the 2020 ESPP is to provide employees the opportunity to purchase ordinary shares or ADSs. The rights to purchase ordinary shares granted under the 2020 ESPP are intended to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code.

Administration. The 2020 ESPP will be administered by a person or persons appointed by our board of directors. The administrator has the authority to make all determinations it deems advisable for the administration of the 2020 ESPP, including determining offerings and interpreting the terms and provisions of the 2020 ESPP. The administrator has the power to determine whether employees of any of our parent or subsidiary companies will be eligible to participate in the 2020 ESPP.

Shares Available. Subject to adjustment, the maximum number of ordinary shares that may be issued under the 2020 ESPP is up to 347,447 ordinary shares. Additionally, the number of ordinary shares reserved for issuance under our 2020 ESPP will automatically increase on January 1 of each year, commencing on January 1, 2022 and ending on January 1, 2030, by an amount equal to the lesser of (i) 347,447 ordinary shares, (ii) 1% of the total number of shares outstanding on December 31 of the same calendar year or (iii) such fewer shares as determined by the administrator, in each case up to a maximum of 3,850,767 ordinary shares.

Offerings. The 2020 ESPP will be implemented by offerings of rights to purchase ordinary shares to all eligible employees. The initial offering will begin on a date determined by our board and end six months from such date. Thereafter, the administrator will determine the duration of each offering, provided that in no event may an offering exceed 27 months. Each offering will have one or more purchase periods, as determined by the administrator. The administrator has the authority to alter the terms of an offering prior to the commencement of the offering. When an eligible employee elects to join an offering, he or she is granted a right to purchase ordinary shares on specified exercise dates during the purchase periods within the offering. On the exercise dates, all contributions collected from the participant are automatically applied to the purchase of our ordinary shares, subject to certain limitations.

Eligibility. Generally, any individual who is employed by us (or by any of our parent or subsidiary companies if such company is designated by the administrator as eligible to participate in the 2020 ESPP) may participate in offerings under the 2020 ESPP.

No participant may be granted an option under the 2020 ESPP if immediately after such options are granted the employee would own, directly or indirectly, shares possessing 5% or more of the total combined voting power or value of all classes of our shares or of any of our parent or subsidiary companies. In addition, no employee may purchase more than $25,000 worth of our ordinary shares (determined based on the fair market value of the shares at the time such rights are granted) under all our employee share purchase plans and any employee share purchase plans of our parent or subsidiary companies for each calendar year during which such rights are outstanding.

Participation. An eligible employee may enroll in the 2020 ESPP by submitting to us an enrollment form. The amount to be deducted from an employee’s compensation may not exceed 15% of such employee’s compensation during the offering.

Participants may withdraw from an offering at any time by delivering written notice of withdrawal to us. Upon such withdrawal, we will distribute to the employee his or her accumulated but unused contributions.

Purchase Price. The purchase price per share at which our ordinary shares are sold on the exercise date during an offering will not be less than the lower of (i) 85% of the fair market value of an ordinary share on the first day of the offering period or (ii) 85% of the fair market value of an ordinary share during on the exercise date.

Purchase Limits. If the aggregate number of ordinary shares issuable upon exercise of purchase rights granted under such offering would exceed the maximum number of shares issuable under the 2020 ESPP, the shares will be apportioned among participants in proportion to the amount of the payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase shares on the exercise date.

Termination of Employment. If a participant’s employment terminates for any reason, no payroll deduction will be taken from any pay due and owing to the participant and the balance of the participant’s account will be paid to such participant.

Corporate Transactions. In the event of a corporate transaction, the board may make such adjustments as it deems appropriate to prevent dilution or enlargement of rights in the number of shares which may be delivered under the 2020 ESPP, in the number, class of or purchase price available for purchase under the 2020 ESPP and in the number of shares which a participant is entitled to purchase.

Our board may also elect to have the options assumed or substituted by a successor entity, to terminate all outstanding options, to provide for expiration or expiration upon completion of the purchase of shares on the next exercise date, to shorten the offering or take any other action as deemed appropriate by our board.

Adjustment. In the event of certain changes in our shares, the 2020 ESPP will be appropriately adjusted in the class(es) and maximum number of shares and share limitations of such outstanding options.

Plan Amendment and Termination. The administrator may amend or terminate the 2020 ESPP at any time; however, any such amendment must be approved by our shareholders within 12 months of such amendment, if approval is required by applicable law or listing requirements.

Transferability, Rights granted under the 2020 ESPP are not transferable except by will, by the laws of descent and distribution. Options are only exercisable during a participant’s lifetime.

Additional Employee Share Purchase Plans

We plan to, but are under no obligation to, establish similar tax-advantaged employee share purchase arrangements for our employees based in non-U.S. jurisdictions, including the U.K.

6.C.	Board practices.

Composition of Our Board of Directors

Our board of directors presently has seven members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that Drs. Hollowood, Nathwani, Love and Chodakewitz, Ms. Gregory and Mr. Andrews, representing six of our seven directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

In accordance with our Articles of Association, our board of directors will consist of one class of directors constituting our entire board. At each annual general meeting, the successors to directors will be elected to serve from the time of election and qualification until the subsequent annual meeting following election. Each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Committees of Our Board of Directors

Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The board has adopted a written charter for each of the committees below that is available to shareholders on our website at https://www.freeline.life/investors-media/corporate-governance/.

Audit Committee

The audit committee is composed of Ms. Gregory (chair), Dr. Hollowood and Mr. Martin, and assists the board of directors in overseeing our accounting and financial reporting processes. The audit committee consists exclusively of members of our board who are financially literate, and our board of directors has determined that Ms. Gregory is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors has determined that each member of the audit committee is an independent director under Nasdaq listing rules and under Rule 10A-3 under the Exchange Act. Our audit committee meets at least four times per year and oversees and reviews our internal controls, accounting policies and financial reporting, and provides a forum through which our independent registered public accounting firm reports. Our audit committee meets regularly with our independent registered public accounting firm without management present.

The primary functions of the audit committee include:

•	recommending the appointment of the independent auditor to shareholders for approval at the general meeting of shareholders;
•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board of directors on at least an annual basis;
•	reviewing and discussing with management and our independent registered public accounting firm our financial statements and our financial reporting process; and
•	reviewing, approving or ratifying any related party transactions.

Compensation Committee

The compensation committee is composed of Dr. Hollowood (chairman), Dr. Chodakewitz and Mr. Andrews. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard, all of our compensation committee members meet this heightened standard.

The primary functions of the compensation committee include:

•	identifying, reviewing, overseeing and proposing policies relevant to the compensation and benefits of our directors and senior management;
•	evaluating the performance of senior management in light of such policies and reporting to the board; and
•	overseeing and administering our share option plan, equity incentive plan and other benefit plans in operation from time to time.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is composed of Dr. Chodakewitz (chairman), Ms. Gregory and Dr. Nathwani.

The primary functions of the nominating and corporate governance committee include:

•	drawing up selection criteria and appointment procedures for directors;
•	recommending nominees for appointment to our board of directors and its corresponding committees; and
•	assessing the functioning of individual members of our board of directors and management and reporting the results of such assessment to the full board of directors.
6.D.	Employees

We have made significant investments in our business to support future growth, including a substantial increase in our global employee base. As of December 31, 2020, 2019 and 2018, we had 236, 180, and 110 employees, respectively.

	As of December 31,
	2020	2019	2018
Function:
General and administrative	40	30	18
Research and development	195	150	92
Total	235	180	110
Geography:
United Kingdom	161	129	76
Germany	55	45	32
United States	19	6	2
Total	235	180	110

6.E.	Share ownership

For information regarding the share ownership of our directors and executive officers, please refer to Item 6.B. “Directors, Senior Management and Employees—Compensation”, Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” and Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.	Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2021, by

•	each executive officer;
•	our directors;
•	our directors and executive officers as a group; and
•	each person or entity known by us to own beneficially more than 5% of any class of our outstanding shares (by number or by voting power).

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 35,848,326 ordinary shares outstanding as of February 28, 2021. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable or exercisable within 60 days of December 31, 2020 or issuable upon the vesting of restricted shares held by the person within 60 days of December 31, 2020.

However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders:
Syncona Portfolio Limited(1)	18,814,527	52.5%
Entities affiliated with Wellington Management (2)	3,521,586	9.8
Entities affiliated with Eventide Asset Management LLC (3)	2,485,656	6.9
Novo Holdings A/S(4)	2,361,229	6.6
Senior Management and Directors:
Theresa Heggie	*	*
Michael J. Parini	*	*
Jan Thirkettle, Ph.D.	*	*
Markus Hörer, Ph.D.	*	*
Brian Silver	*	*
Julie Krop, M.D.	*	*
Romuald Corbau, Ph.D.	*	*
Mark Baldry	*	*
Stephen P. Diamond, Jr.	*	*
Benjamin Warriner	*	*
Duncan Whitaker, Ph.D.	*	*
Chris Hollowood, Ph.D.	*	*
Amit Nathwani, M.D.	*	*
Martin Andrews	*	*
Jeffrey Chodakewitz, M.D.	*	*
Julia P. Gregory	*	*
Colin A. Love, Ph.D.	*	*
All current directors and senior management as a group (17 persons)	599,442	1.7%

* Represents beneficial ownership of less than one percent.

(1)

Syncona Portfolio Limited is a controlled subsidiary of Syncona Holdings Limited, which in turn is a controlled subsidiary of Syncona Limited. Each of Syncona Holdings Limited and Syncona Limited may be deemed to have voting and dispositive power over the shares held by Syncona Portfolio Limited. Investment and voting decisions with respect to these shares are made by Syncona Portfolio Limited acting upon the recommendation of an investment committee of Syncona Investment Management Limited, also a subsidiary of Syncona Holdings Limited. The members of this investment committee consist of Nigel Keen, Martin Murphy and Chris Hollowood. The address for Syncona Portfolio Limited is Arnold House, PO Box 273, St Julian’s Avenue, St Peter Port, Guernsey, GY1 3QL, Channel Islands.

(2)

Wellington Management Company LLP is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and is an indirect subsidiary of Wellington Management Group LLP. Wellington Management Company LLP and Wellington Management Group LLP may each be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the shares indicated in the table, all of which are held of record by the entity named in the table or a nominee on its behalf. The business address of the entity named in the table is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210. The business address of Wellington Management Company LLP and Wellington Management Group LLP is 280 Congress Street, Boston, Massachusetts 02210.

(3)

Eventide Healthcare & Life Sciences Fund is a registered investment company for which Eventide Asset Management, LLC acts as investment advisor. Eventide Asset Management, LLC has voting and investment power with respect to the shares. The principal business address of Eventide Healthcare & Life Science Fund is One International Place, Suite #4210, Boston, Massachusetts 02110.

(4)

Novo Holdings A/S, through its board of directors (the “Novo Board”), has the sole power to vote and dispose of the shares. Francis Michael Cyprian Cuss, Jean-Luc Butel, Viviane Monges, Jeppe Christiansen, Steen Riisgaard, Carsten Stendevad and Lars Rebien Sønsen serve on the Novo Board and may exercise voting and dispositive control over the shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares. The business address of Novo Holdings A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

7.B.	Related Party Transactions

Policies and Procedures for Related Person Transactions

We have adopted a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we or any of our subsidiaries and any related person are, were or will be participants in which the amount involved exceeds $100,000 or which is unusual in its nature or conditions. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. The audit committee, or such other independent committee, will consider all facts and circumstances and will not approve or ratify the transaction unless it determines that it is in, or not inconsistent with, the company and its shareholders,

Transactions with Our Principal Shareholders, Directors and Members of our Senior Management

The following is a description of related party transactions we have entered into since January 1, 2020 with our directors, members of our senior management and holders of more than 5% of our outstanding voting securities and their affiliates, whom we refer to as our related persons, in which the amount involved exceeds

$100,000 and that are material to us, other than the compensation arrangements we describe in Item 6.B. “Directors, Senior Management and Employees—Compensation.”

Transactions with Entities Affiliated with Syncona

Syncona

We receive accounting and professional services from Syncona Partners LLP, Syncona Limited and their affiliates, which we refer to herein as Syncona, from time to time. We recorded accounting and professional fees totaling $0.1 million and $0.5 million for the years ended December 31, 2020 and 2019, respectively.

Gyroscope Therapeutics Limited

In April 2020, we entered into an exclusive patent and know-how license agreement with Gyroscope Therapeutics Limited, or Gyroscope, a company controlled by Syncona. Under the terms of the agreement, Gyroscope grants us an exclusive license under certain patent rights to develop and commercialize liver-directed AAV gene therapies expressing an immune-modifying protein and a non-exclusive license to certain know-how, and we grant Gyroscope a non-exclusive license to certain know-how. We were required to make an upfront payment to Gyroscope of £0.2 million or $0.3 million and may be required to make up to £5.6 million or $7.2 million in development and regulatory milestone payments, and pay Gyroscope a mid-single-digit percentage royalty on net sales of licensed products on a product-by-product and country-by-country basis, until the expiration of the last valid licensed patent claim covering such product in such country.

Shareholders’ Agreement

In connection with the issuance of the second tranche of our series C preferred shares in June 2020, we entered into a shareholders’ agreement with the investors in the series C preferred shares, whom we refer to as the Series C Investors, and certain other investors. Among other things, the shareholders’ agreement provides the Series C Investors with certain information rights and required a majority of the Series C Investors to consent to certain corporate transactions that we might undertake from time to time, including our IPO. In addition, the shareholders’ agreement contained provisions that allowed each of Syncona and Novo to appoint one member to our board of directors. Novo did not exercise its right to appoint a director to our board, and Dr. Hollowood remained on the board as the appointee of Syncona under the terms of this agreement. In accordance with its terms, the shareholders’ agreement automatically terminated in connection with our IPO.

Agreements with Our Senior Management and Directors

We have entered into employment agreements or offer letters with the members of our senior management. See “Directors, Senior Management and Employees—Director Compensation—Offer Letters” These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the members of our senior management. However, the enforceability of the non-competition provisions may be limited under applicable law.

Indemnification Agreements

We have entered into a deed of indemnity with each of our directors and members of our senior management. Our articles of association provide that we indemnify our directors and members of our senior management to the fullest extent permitted by applicable law.

Registration Rights Agreement

We have entered into a registration rights agreement with certain of our existing shareholders pursuant to which we have granted them customary registration rights for the resale of the ordinary shares held by certain of our existing shareholders.

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.
8.A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

Our consolidated financial statements are appended at the end of this Annual Report, starting on page F-1.

Dividend Policy

We have never declared or paid a dividend, and we do not anticipate declaring or paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

Under current English law, among other things, a company’s accumulated, realized profits must exceed its accumulated, realized losses (on a non-consolidated basis) before dividends can be paid. Accordingly, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated, realized profits that have not been previously distributed or capitalized less our accumulated, realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital duly made. The amount of our distributable reserves is a cumulative calculation. We may be profitable in a single financial year but unable to pay a dividend if the profits of that year do not offset all previous years’ accumulated, realized losses. Additionally, a public company may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a significant effect on our financial position or profitability. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

8.B.	Significant changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING
9.A.	Offer and Listing Details

Our ADSs have been listed on the NASDAQ Global Market under the symbol “FRLN” since August 11, 2020. Prior to that date, there was no public trading market for our ordinary shares. Our initial public offering was priced at $18.00 per share. For more see Item 18 “Financial Statements.”

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

Our ADSs have been listed on the NASDAQ Global Market under the symbol “FRLN” since August 11, 2020.

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

The information called for by this item has been reported previously in our Registration Statement on Form F-1 No. 0001193125-20-207194 as filed under the Securities Act with the SEC on August 3, 2020 and has not changed since, and therefore is incorporated by reference to that Registration Statement. A copy of our articles of association is attached as Exhibit 1.1 to this Annual Report. For additional information on our memorandum and articles of association, please see Exhibit 2.3 “Description of Ordinary Shares” of this Annual Report.

10.C.	Material Contracts

For additional information on our material contracts, please see Item 4. “Information on the Company,” Item 6. “Directors, Senior Management and Employees,” and Item 7. “Major Shareholders and Related Party Transactions—Related Party Transactions” of this Annual Report.

10.D.	Exchange Controls

There is currently no U.K. legislation restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of the Company’s ordinary shares who are non-residents of the United Kingdom.

10.E.	Taxation

The following summary contains a description of material U.K. and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADSs. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to beneficial owners of ADSs.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of ADSs or ordinary shares. It does not set forth all tax considerations that may be relevant to a particular person’s decision to hold ADSs or ordinary shares. This section applies only to a U.S. Holder that holds ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•

persons holding ADSs or ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ADSs or ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities classified as partnerships for U.S. federal income tax purposes;
•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
•

persons required for U.S. federal income tax purposes to conform the timing of income accruals with respect to the ADSs or ordinary shares to their financial statements under Section 451(b) of the Code;

•	persons that own or are deemed to own 10% or more of our shares (by vote or value); or
•	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will depend on the status of the partner and the activities of the partnership. Partnerships holding ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares.

This section is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs or ordinary shares, who is eligible for the benefits of the Treaty and who is:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Taxation of Distributions

In the event that we make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to certain holding-period requirements, for so long as our ADSs or ordinary shares are listed on Nasdaq or another established securities market in the United States or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income,” which is taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in British pounds will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. For foreign tax credit limitation purposes, our dividends will generally be treated as passive category income.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of ADSs or ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.

Passive Foreign Investment Company, or PFIC, Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation.

In addition, the determination of the value of our assets is generally made with respect to the fair market value of our assets, except that, in years in which we are a CFC, a U.S. Holder may be required under the Code to determine the value of our assets for purposes of the PFIC asset test by reference to the adjusted U.S. tax basis of our assets. We believe that we have been, and may continue to be in the future, a CFC by reason of the ownership of our stock by Syncona and repeal of Section 958(b)(4) of the Code, as described above under “Risk Factors—Risks Related to Ownership of Our Securities—Because we believe we are currently a controlled foreign corporation for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. holders who own, directly, indirectly or by attribution, ten percent or more of our ADSs or ordinary shares.” However, under recently promulgated Treasury regulations, a non-U.S. corporation that is treated as a CFC solely by reason of the repeal of Section 958(b)(4) of the Code is not treated as a CFC for purposes of the PFIC asset test, as a result of which the value of its assets for purposes of the PFIC test is determined by reference to the fair market value of such assets (unless it elects to determine the value of its assets by reference to the adjusted U.S. tax basis of such assets). In accordance with these Treasury regulations, for so long as we are a CFC solely by reason of the repeal of Section 958(b)(4) of the Code (and otherwise if we are not a CFC), we intend to determine the value of our assets for purposes of the PFIC asset test by reference to their fair market value.

Passive income includes, among other things, interest, dividends, rents, certain non-active royalties and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets and the treatment of our grants received from governmental entities as gross income that is not passive income, we do not believe that we were a PFIC in 2020 and do not expect to be a PFIC for our 2021 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, the determination whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in 2021 or any future taxable year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non passive income for PFIC purposes, including our intangible assets, is uncertain and may depend in part of the market price of our ADSs or ordinary shares from time to time, which may fluctuate substantially, (iii) in one or more years, our revenue may consist in whole or substantial part of grants received from governmental entities, the treatment of which as gross income that is not passive income is uncertain, and (iv) the composition of our income may vary substantially over time.

Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds ADSs or ordinary shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its ADSs or ordinary shares.

If we were a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares (assuming such U.S. Holder has not made a timely mark-to-market or QEF Election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs or ordinary shares exceeds 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ADSs or ordinary shares, provided that the ADSs or ordinary shares are “marketable.” ADSs or ordinary shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of the ADSs or ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs or ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs or ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs or ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

In addition, in order to avoid the application of the foregoing rules, a United States person that owns shares in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for U.S. Holders to make QEF Elections.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ADSs or ordinary shares during any year in which we are a PFIC, the U.S. Holder must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form. U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Reporting With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our ADSs or ordinary shares by filing a Form 8398 with their U.S. federal income tax return, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain U.S. financial institutions). Failure to file a Form 8398 where required can result in monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant U.S. tax return. U.S. Holders should consult their tax advisers regarding this reporting requirement.

U.K. Taxation

The following is intended as a general guide to current U.K. tax law and HM Revenue & Customs, or HMRC, published practice applying as at the date of this Annual Report (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from U.K. taxation. It is written on the basis that we do not (and will not) directly or indirectly derive 75% or more of our qualifying asset value from U.K. land, and that we are and remain solely resident in the United Kingdom for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out above under “Material U.S. Federal Income Tax Considerations for U.S. Holders.”

Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the United Kingdom and do not have a permanent establishment or fixed base in any other jurisdiction with which the holding of the ADSs is connected, or U.K. Holders, who are absolute beneficial owners of the ADSs (where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.

This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):

•	persons who are connected with the company;
•	financial institutions;
•	insurance companies;
•	charities or tax-exempt organizations;
•	collective investment schemes;
•	pension schemes;
•	market makers, intermediaries, brokers or dealers in securities;
•	persons who have (or are deemed to have) acquired their ADSs by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and
•	individuals who are subject to U.K. taxation on a remittance basis.

The decision of the First-tier Tribunal (Tax Chamber) in HSBC Holdings PLC and The Bank of New York Mellon Corporation v HMRC (2012) cast some doubt on whether a holder of a depositary receipt is the beneficial owner of the underlying shares. However, based on published HMRC guidance we would expect that HMRC will regard a holder of ADSs as holding the beneficial interest in the underlying shares and therefore these paragraphs assume that a holder of ADSs is the beneficial owner of the underlying ordinary shares and any dividends paid in respect of the underlying ordinary shares (where the dividends are regarded for U.K. purposes as that person’s own income) for U.K. direct tax purposes.

THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSs OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

Dividends

Withholding Tax

Dividends paid by us will not be subject to any withholding or deduction for or on account of U.K. tax.

Income Tax

An individual U.K. Holder may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from us. An individual holder of ADSs who is not resident for tax purposes in the United

Kingdom should not be chargeable to U.K. income tax on dividends received from us unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the individual U.K. Holder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the £2,000 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band.

Corporation Tax

A corporate holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from us unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable. Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from us so long as the dividends qualify for exemption, which should be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the current rate of 19%).

Chargeable Gains

A disposal or deemed disposal of ADSs by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.

If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ADSs, the current applicable rate will be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains, when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year, exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%.

If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of U.K. corporation tax (currently 19%) would apply.

A holder of ADSs which is not resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of ADSs, through a permanent establishment) to which the ADSs are attributable. However, an individual holder of ADSs who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ADSs during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).

Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to the holders of our ordinary shares or ADSs wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.

Issue of Ordinary Shares

No U.K. stamp duty or stamp duty reserve tax, or SDRT, is payable on the issue of the underlying ordinary shares in the company.

Transfers of Ordinary Shares

An unconditional agreement to transfer ordinary shares in certificated form will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. The charge to SDRT will be canceled or, if already paid, repaid (generally with interest), where a transfer instrument has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.

Clearance Services and Depositary Receipts

U.K. legislation provides that an issue or a transfer of ordinary shares to a clearance service or a depositary receipt system will generally be subject to SDRT (and, in case of transfers, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer unless, in the case of a clearance service, the clearance service has made and maintained an election under section 97A of the U.K. Finance Act 1986, or a section 97A election. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by DTC.

However, based on current published HMRC practice following European Union case law, no SDRT or stamp duty is generally payable on such an issue (as respects SDRT), or on such a transfer (as respects stamp duty and SDRT) where the transfer is an integral part of an issue of share capital. However, it should be noted that the 1.5% charge provisions remain part of U.K. statute and that their disapplication described above is based upon the provisions of EU law. There is therefore a risk that this could be affected by the U.K.’s exit from the EU and the expiry on December 31, 2020 of the related Transition Period, although we note that the 2017 Autumn Budget included a statement that the government will not reintroduce the 1.5% charge on share issues (and transfers integral to capital raising) into clearance services and depositary receipt systems following the U.K.’s exit from the EU; and HMRC’s recently published practice states that the disapplication of the 1.5% charge in accordance with those provisions of EU law will remain the position following the expiry of the transition or implementation period unless the relevant U.K. statutory provisions are amended.

Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt system or clearance service will in practice generally be paid by the transferors or participants in the clearance service or depositary receipt system. Specific professional advice should be sought before incurring or reimbursing the costs of a 1.5% stamp duty or SDRT charge in any circumstance.

Issue or Transfers of ADSs

No U.K. stamp duty or SDRT is payable on the issue or transfer of (including an agreement to transfer) ADSs in the company in electronic form through the facilities of DTC.

10.F.	Dividends and Paying Agents

Not applicable.

10.G.	Statement by Experts

Not applicable.

10.H.	Documents on Display

We are subject to certain of the information reporting requirements of the Exchange Act, or the Exchange Act. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We plan to publish unaudited interim financial information after the end of each quarter following this Annual Report. We plan to furnish this quarterly financial information to the SEC under cover of a Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

10.I.	Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business, which are principally limited to interest rate fluctuations and foreign currency exchange rate fluctuations. We maintain significant amounts of cash and cash equivalents that are in excess of federally insured limits in various currencies, placed with one or more financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of December 31, 2020 and 2019, we held cash and cash equivalents of $230.0 million and $73.7 million, respectively. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.S. and U.K. bank interest rates. Our surplus cash has been invested in interest-bearing savings, money market accounts and marketable securities from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates. As of December 31, 2020 and 2019, we had no debt outstanding and are therefore not subject to interest rate risk related to debt.

Foreign Currency Exchange Risk

We maintain the financial statements of each entity within the group in its local currency, which is also the entity’s functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other expense, net in the consolidated statement of comprehensive loss. For financial reporting purposes our financial statements have been presented in U.S. dollars, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity.

We do not currently engage in currency hedging activities in order to reduce our currency exposure, but we may begin to do so in the future. Instruments that may be used to hedge future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	Debt Securities

Not applicable.

12.B.	Warrants and Rights

Not applicable.

12.C.	Other Securities

Not applicable

12.D.	American Depositary Shares

Citibank, N.A., as depositary bank, registers and delivers our American Depositary Shares, also referred to as ADSs. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with Citibank, N.A., London Branch, or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. The depositary’s corporate office at which the ADSs are administered is located at 388 Greenwich Street, New York, New York 10013. A deposit agreement among us, the depositary and the ADS holders sets out ADS holder rights as well as the rights and obligations of the depositary.

Fees and Charges

The following table shows the fees and charges that a holder of our ADSs may have to pay, either directly or indirectly. The majority of these costs are set by the depositary bank and are subject to change:

Service	Fee

Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares or upon a change in the ADS(s)-to-ordinary shares ratio), excluding ADS issuances as a result certain of distributions of ordinary shares

Up to $5.00 per 100 ADSs (or fraction thereof) issued
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property or upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason)	Up to $5.00 per 100 ADSs (or fraction thereof) cancelled
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to $5.00 per 100 ADSs (or fraction thereof) held
Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $5.00 per 100 ADSs (or fraction thereof) held
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to $5.00 per 100 ADSs (or fraction thereof) held
ADS Services	Up to $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary
Registration of ADS Transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to $5.00 per 100 ADSs (or fraction thereof) transferred

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of partial entitlement ADSs for full entitlement ADSs, or upon conversion of restricted ADSs into freely transferable ADSs, and vice versa)

Up to $5.00 per 100 ADSs (or fraction thereof) converted

As an ADS holder, you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;
•

the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;
•	the expenses and charges incurred by the depositary in the conversion of foreign currency;
•	the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and
•

the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of deposited property, including depositary service fees of $0.02 per ADR held per calendar year as of a record date established by the depositary in its sole discretion.

PART TWO

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
14.A	Material modifications to instruments

Not applicable

14.B	Material modifications to rights

Not applicable.

14.C	Withdrawal or substitution of assets

Not applicable.

14.D	Change in trustees of paying agents

Not applicable.

14.E	Use of proceeds

In August 2020, we completed the initial public offering, or IPO, of our ADSs pursuant to which we offered and sold an aggregate of 8,823,529 ADSs representing the same number of our ordinary shares. In addition, the underwriters of the IPO exercised a portion of their overallotment option by purchasing an additional 1,128,062 ADSs from us representing the same number of our ordinary shares. The offering was in the form of ADSs, each representing one ordinary share, at an offering price of $18.00 per ADS. The effective date of the registration statement, File No. 333- 239938, for the IPO offering was August 6, 2020.

J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Evercore Group L.L.C. acted as joint book-running managers for the offering and as representatives of the underwriters.

We received aggregate gross proceeds from our IPO of approximately $179.1 million, or aggregate net proceeds of approximately $161.8 million after deducting underwriting discounts and commissions and other offering costs. There has been no material change in our planned use of the net proceeds from the IPO as described in our final prospectus for the IPO dated August 6, 2020.

None of the net proceeds of our offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES
15.A.	Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2020. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective due to a material weakness in the Company’s internal control over financial reporting as disclosed below.

Notwithstanding this material weakness, management has concluded that the Company’s audited consolidated financial statements as of December 31, 2019 and 2020 and for each of the three years in the period ended December 31, 2020, and the related notes filed as part of this Annual Report, fairly present in all material respects the company’s financial position, results of operations and cash flows for the periods presented, in accordance with U.S. GAAP.

15.B.	Management's Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by the SEC's rules for newly public companies.

15.C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. For so long as we qualify as an “emerging growth company” as defined under the JOBS Act, our registered public accounting firm is not required to issue an attestation report on our internal control over financial reporting.

15.D.	Changes in Internal Control over Financial Reporting

In connection with the preparation of our consolidated financial statements for December 31, 2019 and 2018, we identified deficiencies that we concluded represented material weaknesses in our internal control over financial reporting, which were attributable to our lack of sufficient financial reporting and accounting personnel, and the review and approval of manual journal entries and the related supporting journal entry calculations. SEC guidance regarding management’s report on internal control over financial reporting defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

During the year ended December 31, 2020, we have made changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) to remediate the material weaknesses by expanding the capacity and expertise of our internal accounting staff, retaining an accounting consulting firm to provide additional depth and breadth to our technical accounting and financial capabilities, and hiring three additional finance and accounting personnel with appropriate expertise. We have designed and implemented new procedures and controls to improve our financial and reporting close process. Additionally, we have formalized our processes around the review and approval of manual journal entries and the related supporting journal entry calculations and related schedules.

Although we have made progress, we noted specific instances where certain aspects of our revised procedures and internal controls over financial reporting had not been designed and implemented, or did not operate effectively with regard to specific account balances or disclosures. We consider these deficiencies in the aggregate to be a material weakness based on the nature of the account balances and risks addressed.

Our management believes that the steps that we have taken and plan to continue to take, including engaging consultants to assist us in documenting and improving our system of internal controls, will improve our overall system of internal control over financial reporting and will remediate our identified material weakness.

ITEM 16.

16.A.	Audit Committee Financial Expert

Our Board has determined that Ms. Gregory is an “audit committee financial expert” as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Ms. Gregory is independent as such term is defined in Rule l0A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

16.B.	Code of Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16.B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics will be on our website at https://www.freeline.life/investors-media/corporate-governance/. Information contained on, or that can be accessed through, our website does not constitute a part of this report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16.B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16.B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16.B.

16.C.	Principal Accountant Fees and Services

Deloitte LLP has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2020 and 2019.

The following table shows the aggregate fees for services rendered by Deloitte LLP to us and our subsidiaries, in the fiscal year ended December 31, 2020 and 2019 (in thousands):

	Year Ended December 31,
	2020	2019
Audit fees	$511	$273
Audit-related fees	487	79
Total	$998	$352

Audit fees. Audit fees consisted of fees for the audit of our annual financial statements and other professional services provided in connection with the statutory and regulatory filings or engagements.

Audit-related fees. Audit-related fees include fees for assurance reporting on our current and historical financial information included in our SEC registration statements in connection with our IPO and also fees for the review of the interim financial information in connection with our IPO.

Pre-Approval of Auditors' Compensation

Our audit committee is responsible for pre-approving audit and non-audit services provided to us by our independent registered public accounting firm. All of the non-audit services provided to us by the independent auditors in following the formation of our audit committee were pre-approved by the audit committee.

16.D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

16.F.	Changes in Registrant’s Certifying Accountant

Not applicable.

16.G.	Corporate Governance

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq listing requirements, we will comply with our home country governance requirements and certain exemptions thereunder rather than complying with certain Nasdaq corporate governance standards. While we voluntarily follow most Nasdaq corporate governance rules, we currently take advantage of the following exemptions:

•	Exemption from Nasdaq rules requiring non-executive directors to meet on a regular basis without management present.
•

Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans.
•	Exemption from the requirement that our board of directors have a compensation committee that is composed of entirely independent directors.
•	Exemption from the requirement to have independent director oversight of director nominations.
•	Exemption from the requirement to disclose information regarding third-party compensation of our directors and director nominees.

We intend to follow our home country, United Kingdom, practices in lieu of the foregoing requirements. Although we currently rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 series and Rule 5220(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we must have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all of any other Nasdaq corporate governance rules where we are permitted to follow our home country governance requirements in lieu of such Nasdaq rules.

16.H.	Mine Safety Disclosure

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS.

See the financial statements beginning on page F-1 of this Annual Report.

Item 19.	EXHIBITS.

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1*	Articles of Association of Freeline Therapeutics Holdings plc

2.1*	Deposit Agreement, dated as of August 11, 2020, by and among the registrant, Citibank N.A. as the depositary bank and the holders and beneficial holders of American Depositary Shares issued thereunder

2.2*	Form of American Depositary Receipt (included in Exhibit 2.1)

2.3*	Description of Ordinary Shares

2.4*	Description of the American Depositary Shares

4.1#	License Agreement, dated as of May 22, 2015, by and between Freeline Therapeutics Limited and UCL Business plc	Form F-1	333-239938	10.1	July 17, 2020

4.2#	Deed of Variation, dated as of January 24, 2017, to License Agreement, dated as of May 22, 2015, by and between Freeline Therapeutics Limited and UCL Business plc	Form F-1	333-239938	10.2	July 17, 2020

4.3#	Second Deed of Amendment, dated as of May 24, 2018, to the License Agreement, dated as of May 22, 2015, by and between Freeline Therapeutics Limited and UCL Business plc	Form F-1	333-239938	10.3	July 17, 2020

4.4#	Collaboration Agreement, dated as of April 10, 2018, by and between Freeline Therapeutics Limited and Cell Therapy Catapult Limited	Form F-1	333-239938	10.4	July 17, 2020

4.5#	Third Deed of Amendment and Termination, dated as of December 18, 2019, by and between Freeline Therapeutics Limited and UCL Business Ltd.	Form F-1	333-239938	10.5	July 17, 2020

4.6#	Service Agreement, dated as of May 14, 2018, by and between Freeline Therapeutics Limited and Aldevron, LLC	Form F-1	333-239938	10.6	July 17, 2020

4.7#	Biopharma Services Agreement, dated as of June 5, 2016, by and between Freeline Therapeutics Limited and Henogen SA (a subsidiary of the NOVASEP Group)	Form F-1	333-239938	10.7	July 17, 2020

4.8#	Services Agreement, dated as of October 11, 2016, by and between Freeline Therapeutics Limited and Henogen SA (a subsidiary of the NOVASEP Group)	Form F-1	333-239938	10.8	July 17, 2020

4.9#	Amendment No. 2, dated as of September 7, 2018, by and between Freeline Therapeutics Limited and Henogen SA (a subsidiary of the NOVASEP Group), to Services Agreement, dated as of October 11, 2016	Form F-1	333-239938	10.9	July 17, 2020

4.10#	Amendment No. 3, dated as of April 9, 2020, by and between Freeline Therapeutics Limited and Henogen SA (a subsidiary of the NOVASEP Group), to Services Agreement, dated as of October 11, 2016	Form F-1	333-239938	10.10	July 17, 2020

4.11#	Development and Manufacturing Services Agreement, dated as of October 6, 2017, by and between Freeline Therapeutics Limited and Brammer Bio MA, LLC	Form F-1	333-239938	10.11	July 17, 2020

4.12#	Dedicated Manufacturing and Commercial Supply Agreement, dated as of June 30, 2020, by and between Freeline Therapeutics Limited and Brammer Bio MA, LLC	Form F-1	333-239938	10.12	July 17, 2020

4.13#	License Agreement, dated as of March 24, 2017, by and between Freeline Therapeutics Limited and St. Jude Children’s Research Hospital	Form F-1	333-239938	10.13	July 17, 2020

4.14#	Amendment, dated as of February 28, 2020, to License Agreement, dated as of March 25, 2017, by and between Freeline Therapeutics Limited and St. Jude Children’s Research Hospital	Form F-1	333-239938	10.14	July 17, 2020

4.15#	Freeline Therapeutics Holdings plc Amended and Restated 2020 Share Option Plan	Form F-1/A	333-239938	10.15	August 3, 2020

4.16+	Freeline Therapeutics Holdings plc 2020 Omnibus Incentive Plan	Form F-1/A	333-239938	10.16	August 3, 2020

4.17	Form of Deed of Indemnity between the registrant and each of its members of senior management and directors	Form F-1/A	333-239938	10.17	August 3, 2020

4.18*	Registration Rights Agreement, dated as of August 11, 2020, between the registrant and the shareholders listed therein

4.19+	Freeline Therapeutics Holdings plc Employee Share Purchase Plan	Form S-8	333-242129	99.2	August 7, 2020

8.1*	List of subsidiaries

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer and Principal Financial Office pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.
+	Indicates management contract or compensatory plan.
#	Portions of this exhibit (indicated by asterisks) have been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the registrant if disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on Form 20-F on its behalf.

Freeline Therapeutics Holdings plc

By:	/s/ Theresa M. Heggie
	Name:	Theresa M. Heggie
	Title:	Chief Executive Officer

By:	/s/ Brian M. Silver
	Name:	Brian M. Silver
	Title:	Chief Financial Officer

Date: March 31, 2021

Report of Independent Registered Public Account Firm

To the shareholders and the Board of Directors of Freeline Therapeutics Holdings plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Freeline Therapeutics Holdings plc and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Reading, United Kingdom

March 31, 2021

We have served as the Company's auditor since 2015.

FREELINE THERAPEUTICS HOLDINGS PLC

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	December 31,	December 31,
	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$229,974	$73,702
Account receivable	97	—
Prepaid expenses and other current assets	28,105	15,344
Total current assets	258,176	89,046
Property and equipment, net	8,608	7,272
Intangible assets, net	23	43
Other non-current assets	1,805	1,029
Total assets	$268,612	$97,390
LIABILITIES, PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$8,093	$5,817
Accrued expenses and other current liabilities	10,719	6,617
Total current liabilities	18,812	12,434
Total liabilities	18,812	12,434
Commitments and contingencies (Note 12)
SHAREHOLDERS’ EQUITY:
Ordinary shares, £0.00001 par value, 800,000,000 shares authorized as of December 31, 2020; no shares authorized as of December 31, 2019; 35,854,945 issued and outstanding at December 31, 2020; no shares issued and outstanding at December 31, 2019	—	—
A- G Ordinary shares, £0.00001 par value, no shares authorized as of December 31, 2020; 800,000,000 shares authorized as of December 31, 2019; no shares issued and outstanding at December 31, 2020; 16,047,440 shares issued and outstanding at December 31, 2019	—	—
Preferred shares, £0.00001 par value, no shares authorized as of December 31, 2020; 300,000,000 shares authorized as of December 31, 2019; no shares issued and outstanding at December 31, 2020; 106,081,025 issued and outstanding at December 31, 2019	—	1
Deferred shares, £0.00001 par value; 144,517,898 and 110,370 shares authorized, issued and outstanding at December 31, 2020 and December 31, 2019, respectively	2	—
Deferred B shares, £0.001 par value; 123,638,835 shares authorized, issued and outstanding at December 31, 2020; no shares authorized, issued and outstanding at December 31, 2019	153	—
Additional paid-in capital	456,293	207,622
Accumulated other comprehensive Gain (loss)	9,342	(2,999)
Accumulated deficit	(215,990)	(119,668)
Total shareholders’ equity	249,800	84,956
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$268,612	$97,390

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	For the Year Ended December 31,
	2020	2019	2018
OPERATING EXPENSES:
Research and development	$76,149	$47,043	$34,191
General and administrative	26,300	16,601	6,790
Total operating expenses	102,449	63,644	40,981
LOSS FROM OPERATIONS:	(102,449)	(63,644)	(40,981)
OTHER INCOME, NET:
Other expense, net	(9,288)	(793)	(390)
Interest income, net	275	74	(151)
Benefit from R&D tax credit	15,269	10,595	8,266
Total other income, net	6,256	9,876	7,725
Loss before income taxes	(96,193)	(53,768)	(33,256)
Income tax expense	(129)	(141)	(27)
NET LOSS	$(96,322)	$(53,909)	$(33,283)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(6.81)	$(8.49)	$(7.20)
Weighted average ordinary shares outstanding—basic and diluted	14,152,843	6,347,818	4,621,495

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Consolidated Statements of Comprehensive Loss

(in thousands)

	For the Year Ended December 31,
	2020	2019	2018
Net loss	$(96,322)	$(53,909)	$(33,283)
Other comprehensive loss:
Foreign currency translation adjustment	12,341	(154)	(835)
Comprehensive loss	$(83,981)	$(54,063)	$(34,118)

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Consolidated Statements of Shareholders’ Equity

(in thousands, except share amounts)

	PREFERRED SHARES $0.00001 PAR VALUE		A-G ORDINARY £0.00001 PAR VALUE		ORDINARY £0.00001 PAR VALUE		DEFERRED SHARES £0.00001 PAR VALUE		DEFERRED B SHARES £0.001 PAR VALUE		ADDITIONAL PAID-IN	ACCUMULATED OTHER COMPREHENSIVE	ACCUMULATED	TOTAL SHAREHOLDERS'
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	GAIN (LOSS)	DEFICIT	EQUITY
Balance at December 31, 2017	32,240,000	$1	7,299,509	$—	—	$—	—	$—	—	$—	$46,705	$(2,010)	$(32,476)	$12,220
Issuance of Series A preferred shares	2,600,000	—	—	—	—	—	—	—	—	—	3,443	—	—	3,443
Issuance of Series B preferred shares	20,800,034	—	—	—	—	—	—	—	—	—	34,640	—	—	34,640
Extinguishment of shareholder loan for Series B preferred shares	3,408,947	—	—	—	—	—	—	—	—	—	6,672	—	—	6,672
Issuance of ordinary shares	—	—	1,011,762	—	—	—	—	—	—	—	—	—	—	—
Forfeiture of ordinary shares	—	—	(23,067)	—	—	—	23,067	—	—	—	—	—	—	—
Non-cash share-based compensation	—	—	—	—	—	—	—	—	—	—	114	—	—	114
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(835)	—	(835)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(33,283)	(33,283)
Balance at December 31, 2018	55,640,034	$1	8,288,204	$—	—	$—	23,067	$—	—	$—	$91,574	$(2,845)	$(65,759)	$22,971
Issuance of Series B preferred shares	38,133,299	—	—	—	—	—	—	—	—	—	74,590	—	—	74,590
Issuance of Series C preferred shares	12,307,692	—	—	—	—	—	—	—	—	—	39,999	—	—	39,999
Issuance of ordinary shares	—	—	7,846,539	—	—	—	—	—	—	—	—	—	—	—
Forfeiture of ordinary shares	—	—	(87,303)	—	—	—	87,303	—	—	—	—	—	—	—

	PREFERRED SHARES $0.00001 PAR VALUE		A-G ORDINARY £0.00001 PAR VALUE		ORDINARY £0.00001 PAR VALUE		DEFERRED SHARES £0.00001 PAR VALUE		DEFERRED B SHARES £0.001 PAR VALUE		ADDITIONAL PAID-IN	ACCUMULATED OTHER COMPREHENSIVE	ACCUMULATED	TOTAL SHAREHOLDERS'
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	GAIN (LOSS)	DEFICIT	EQUITY
Non-cash share-based compensation	—	—	—	—	—	—	—	—	—	—	1,459	—	—	1,459
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(154)	—	(154)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(53,909)	(53,909)
Balance at December 31, 2019	106,081,025	$1	16,047,440	$—	—	$—	110,370	$—	—	$—	$207,622	$(2,999)	$(119,668)	$84,956
Issuance of Series A preferred shares	230,249	—	—	—	—	—	—	—	—	—	299	—	—	299
Issuance of Series B preferred shares	448,631	—	—	—	—	—	—	—	—	—	875	—	—	875
Issuance of Series C preferred shares, net of issuance costs of $323	46,515,834	—	—	—	—	—	—	—	—	—	79,679	—	—	79,679
Issuance of ordinary shares	—	—	987,703	—	—	—	—	—	—	—	9	—	—	9
Forfeiture of ordinary shares	—	—	(165,414)	—	(17,804)	—	183,218	—	—	—	—	—	—	—
Employee exchange of ordinary shares for stock options	—	—	(1,780,944)	—	—	—	1,780,944	—	—	—	—	—	—	—
Subdivision of £1 nominal shares and reduction in deferred share capital, see Note 6	—	—	—	—	—	—	—	—	123,638,835	153	(153)	—	—	—
Effect of corporate reorganization including conversion of preferred shares and class A - G ordinary shares to ordinary share, see Note 6	(153,275,739)	(1)	(15,088,785)	—	25,921,158	—	142,443,366	2	—	—	—	—	—	2
Issuance of ADSs in initial public offering, net of issuance costs of $4,832	—	—	—	—	9,951,591	—	—	—	—	—	161,758	—	—	161,758
Non-cash share-based compensation	—	—	—	—	—	—	—	—	—	—	6,204	—	—	6,204
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	12,341	—	12,341
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(96,322)	(96,322)
Balance at December 31, 2020	—	$—	—	$—	35,854,945	$—	144,517,898	$2	123,638,835	$153	$456,293	$9,342	$(215,990)	$249,800

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Consolidated Statements of Cash Flows

(in thousands)

	For the Year Ended December 31,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(96,322)	$(53,909)	$(33,283)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,913	1,540	970
Non-cash share-based compensation expense	6,204	1,459	114
Deferred income tax	(158)	—	—
Loss on disposal of property and equipment	76	—	—
Changes in components of operating assets and liabilities:
Account receivable	(91)	—	54
Prepaids and other current assets	(11,885)	(4,300)	(7,376)
Other non-current assets	104	(160)	—
Accounts payable	1,540	4,135	7,528
Accrued expenses and other current liabilities	3,654	(1,087)	6,220
Net cash used in operating activities	(94,965)	(52,322)	(25,773)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(2,513)	(2,977)	(3,714)
Purchase of intangible assets	(1)	(45)	(35)
Proceeds from disposal of property and equipment	126	—	—
Net cash used in investing activities	(2,388)	(3,022)	(3,749)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of preferred shares, net of issuance costs	80,853	114,589	38,134
Proceeds from exercise of warrants for ordinary shares	9	—	—
Proceeds from issuance of ADSs in initial public offering, net of issuance costs	161,758	—	—
Net cash provided by financing activities	242,620	114,589	38,134
Effect of exchange rate changes on cash, cash equivalents and restricted cash	11,738	(1,014)	(812)
Net increase in cash, cash equivalents and restricted cash	157,005	58,231	7,800
Cash, cash equivalents and restricted cash
Beginning of period	74,571	16,340	8,540
End of period	$231,576	$74,571	$16,340
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$281	$—	$—
Property and equipment purchases included in accounts payable	$379	$—	$—
Conversion of shareholder loan including unpaid accrued interest onto preferred shares	$—	$—	$6,672

The following table provides a reconciliation of the cash, cash equivalents and restricted cash balances as of each of the periods, shown above:

	For the Year Ended December 31,
	2020	2019	2018
Cash and cash equivalents	$229,974	$73,702	$16,051
Short-term restricted cash	—	4	275
Long-term restricted cash	1,602	865	14
Total cash, cash equivalents and restricted cash	$231,576	$74,571	$16,340

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Notes to Consolidated Financial Statements

1. Nature of the Business

Freeline Therapeutics Holdings plc (formerly Freeline Therapeutics Holdings Limited) (the “Company”) is a clinical-stage, biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated gene therapies for patients suffering from inherited systemic debilitating diseases. Freeline is headquartered in the United Kingdom (“U.K.”) and has operations in Germany and the United States (“U.S.”).

The Company is a public limited company originally incorporated pursuant to the laws of England and Wales in April 2020 as a private limited company named Freeline Therapeutics Holdings Limited, with nominal assets and liabilities, for the purposes of becoming the ultimate holding company for Freeline Therapeutics Limited and consummating the corporate reorganization described below. Freeline Therapeutics Limited was formed as a separate company in March 2015. Freeline Therapeutics Holdings plc and Freeline Holdings (UK) Limited (a wholly owned direct subsidiary of Freeline Therapeutics Holdings plc formed in April 2020 for the purpose of becoming the direct holding company of Freeline Therapeutics Limited) are holding companies which have not conducted any operations prior to the corporate reorganization other than activities incidental to their formation.

The corporate reorganization took place in several steps, of which the following were completed as of December 31, 2020:

•

Redesignation of the share capital of Freeline Therapeutics Holdings Limited: The single ordinary share in the share capital of Freeline Therapeutics Holdings Limited was redesignated as a B ordinary share with the same rights attached to a B ordinary share of Freeline Therapeutics Limited.

•

Exchange of Freeline Therapeutics Limited Shares for Freeline Therapeutics Holdings Limited Shares: All shareholders of Freeline Therapeutics Limited exchanged each of their shares for shares of Freeline Therapeutics Holdings Limited, such that they hold the same number and class of newly issued shares of £1.00 nominal value per share of Freeline Therapeutics Holdings Limited. As a result, Freeline Therapeutics Holdings Limited became the sole shareholder of Freeline Therapeutics Limited.

•

Subdivision of the share capital of Freeline Therapeutics Holdings Limited: Each share resulting from the exchange described in the previous step was subdivided into (i) one share of the same class, with a nominal value of £0.00001, and (ii) one deferred share of £0.99999 nominal value.

•

Reduction of capital of Freeline Therapeutics Holdings Limited: Freeline Therapeutics Holdings Limited reduced the amount standing to the credit of its share premium accounts and its issued share capital pursuant to Chapter 10 of Part 17 of the U.K. Companies Act 2006, or the Companies Act.

•	Re-registration of Freeline Therapeutics Holdings Limited: Freeline Therapeutics Holdings Limited re-registered as a public limited company and changed its name to Freeline Therapeutics Holdings plc.
•

Reorganization of separate classes of shares of Freeline Therapeutics Holdings plc (other than deferred shares) into a single class of ordinary shares: The different classes of issued share capital of Freeline Therapeutics Holdings plc were reorganized into a single class of ordinary shares. Below are the conversion for each class of share:

▪	The A ordinary shares were redesignated as 831,461 ordinary shares;
▪	The B ordinary shares were redesignated as 111,526 ordinary shares;
▪	The C ordinary shares were redesignated as 78,635 ordinary shares;
▪	The D ordinary shares were redesignated as 249,042 ordinary shares;

▪	The E ordinary shares were redesignated as 134,158 ordinary shares;
▪	The F ordinary shares were redesignated as 88,588 ordinary shares;
▪	The G ordinary shares were redesignated as 42,412 ordinary shares;
▪	The series A preferred shares were redesignated as 5,579,486 ordinary shares;
▪	The series B preferred shares were redesignated as 9,447,347 ordinary shares; and
▪	The series C preferred shares were redesignated as 9,358,503 ordinary shares.

Following the reorganization into a single class of ordinary shares as described above, such ordinary shares of Freeline Therapeutics Holdings plc were consolidated and subdivided to reflect an approximately 1-for-0.159 reverse split of such ordinary shares and the balance of any ordinary shares was redesignated as deferred shares.

On August 11, 2020, the Company completed the initial public offering (“IPO”) of American Depositary Shares (“ADSs”). In the IPO, the Company sold an aggregate of 8,823,529 ADSs representing the same number of ordinary shares, at an IPO price of $18.00 per ADS for total net proceeds of approximately $147.7 million. On August 20, 2020, the underwriters of the IPO exercised a portion of their overallotment option by purchasing an additional 1,128,062 ADSs from the Company at the IPO price of $18.00 per ADS, resulting in an additional net proceeds of $18.9 million. The total net proceeds from the IPO, after deducting offering expenses paid by the Company, were approximately $161.8 million.

As a result of the above the Company is the successor to Freeline Therapeutics Limited (the “Predecessor”) and the financial information for periods prior to the incorporation of the Company represents that of the Predecessor.

Going Concern

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from its product sales.

The Company has funded its operations primarily with proceeds from the sale of its equity securities. The Company has incurred recurring losses since its inception, including net losses of $96.3 million, $53.9 million, and $33.3 million for the years ended December 31, 2020, 2019 and 2018, respectively. In addition, the Company had an accumulated deficit of $216.0 million as of December 31, 2020.

The net cash flow used in operating and investing activities was $97.4 million for the year ended December 31, 2020. The Company believes the cash on hand at December 31, 2020 of $230.0 million will be sufficient to fund the Company's operations for more than 12 months from the issuance date of these financial statements. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.

The Company continues to assess what impact the COVID-19 pandemic may have on its ability to advance the development of drug candidates or to raise financing to support the development of drug candidates, but no assurances can be given that this analysis will enable it to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in its sector in particular. The COVID-19 pandemic has presented a substantial public health and economic challenge around the world. The Company’s business operations have been impacted to varying degrees. In addition, the recent responses to COVID-19 by healthcare providers and regulatory agencies have caused disruptions, including interruptions in the Company’s preclinical and clinical trial activities, as well as delays and other disruptions in our manufacturing and supply chain, which the Company also expect will continue in future quarters. The Company cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if the Company or any of the third parties with whom it conducts business, were to experience shutdowns or other business disruptions, its ability to conduct business in the manner and on the timelines presently planned could be materially and adversely impacted, specifically as related to delays from COVID-19 in both the progress of clinical trials and the advancement of product candidates. The recent resurgence in the incidence of COVID-19 in Europe, the U.S. and other countries has had a significant impact on the medical centers at which the Company plans to conduct its clinical trials, and it is likely that there will be delays in the resumption of the treatment of patients in the Company’s trials. Such events may result in a period of business disruption, and in reduced operations, or doctors and medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition, results of operations and prospects.
2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual for research and development expenses, the fair value of ordinary shares, the valuation of the warrants, non-cash share-based compensation and income taxes. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments that have maturities of three months or less when acquired to be cash equivalents.

Restricted Cash

Restricted cash as of December 31, 2020 and 2019 consists of collateral deposits for the office space leased by Freeline Therapeutics GmbH and Freeline Therapeutics Inc., cash held as collateral for credit cards and an account held as payroll collateral for consulting services. Restricted cash is included as a component of prepaid and other current assets or other assets on the Company’s consolidated balance sheets, depending on whether it has been classified as short-term or long-term.

Deferred IPO Costs

The Company capitalized deferred IPO costs, which primarily consist of direct, incremental legal, professional, accounting and other third-party fees relating to the Company’s IPO, within other non-current assets. After consummation of the IPO, the deferred IPO costs of $4.8 million were offset against the IPO proceeds.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents. Certain assets of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.
•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2020 and December 31, 2019 (in thousands):

Description	December 31, 2020	Active Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Observable Inputs (Level 3)
Assets
Certificates of deposit	$199,047	$199,047	$—	$—
Total financial assets	$199,047	$199,047	$—	$—

Description	December 31, 2019	Active Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Observable Inputs (Level 3)
Assets
Certificate of deposit	$15,752	$15,752	$—	$—
Total financial assets	$15,752	$15,752	$—	$—

Management believes that the carrying amounts of the Company’s consolidated financial instruments, approximate fair value due to the short-term nature of those instruments.

Concentrations of Credit Risk and Off-Balance Sheet Risk

Financial instruments that subject the Company to credit risk consist solely of cash and cash equivalents. The Company places cash and cash equivalents in established financial institutions. The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Estimated Useful Life
Office equipment, computers and fixtures and fittings	3 years
Laboratory equipment	5-14 years
Leasehold improvements	5-13 years
Shorter of useful life or remaining lease term

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statement of operations and other comprehensive loss. Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company has not recognized any impairment losses in the years ended December 31, 2020, 2019 and 2018.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s chief executive officer, views the Company’s operations and manages its business as a single operating segment, which is the business of developing and commercializing gene therapies.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, non-cash share-based compensation and benefits, depreciation expense, travel, third-party license fees, and external costs of outside vendors engaged to conduct clinical development activities, clinical trials, cost to manufacture clinical trial materials and tax credits associated with research and development activities.

Research Contract Costs and Accruals

The Company has entered into various research and development-related contracts with research institutions and other companies. These agreements are generally cancelable, and related payments are recorded as research and development expenses are incurred. Accruals for research and development expenses typically include fees paid to vendors in conjunction with preclinical development activities, contract research organization (“CROs”) and investigative sites in connection with preclinical and clinical activities, and contract manufacturing organization (“CMOs”) in connection with the manufacturing of drug formulations for use in preclinical and clinical activities. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted costs. Estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the

Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Patent Costs

The Company expenses patent application and related legal costs as incurred and classified such costs as general and administrative expenses in the accompanying consolidated statement of operations and comprehensive loss.

Non-Cash Share-Based Compensation

The Company recognizes compensation expense for equity awards based on the grant date fair value of the award. For equity awards that vest based on a service condition, the non-cash share-based compensation expense is recognized on a straight-line basis over the requisite service period. The Company uses the fair value of its ordinary shares to determine the fair value of Employee Shares. The Company accounts for forfeitures as they occur. For equity awards with a combination of service and performance conditions, the Company recognizes non-cash share-based compensation expense using a straight-line basis over the requisite service period when the achievement of a performance-based milestone is probable, based on the relative satisfaction of the performance condition as of the reporting date.

The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model. See Note 7 for the Company's assumptions used in connection with option grants made during the periods covered by these financial statements. Assumptions used in the option pricing model include the following:

Expected volatility. The Company lacks company-specific historical and implied volatility information for its ADSs. Therefore, the Company estimates the expected share volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.

Expected term. The expected term of the Company's share options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options.

Risk-free interest rate. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods that are approximately equal to the expected term of the award.

Expected dividend. Expected dividend yield of zero is based on the fact that the Company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.

Fair value of ordinary shares. The ordinary shares underlying the options granted after the Company's IPO are issued at the fair market value of the Company's ADS at the date the grant is approved by the Board.

Prior to the IPO, the Company calculated the fair value of its ordinary shares in accordance with the guidelines in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The Company’s valuations of ordinary shares were prepared using a market approach, based on precedent transactions in the shares, to estimate the Company’s total equity value using either an option-pricing backsolve method (“OPM”) or a probability- weighted expected return method (“PWERM”), which used a combination of market approaches and an income approach to estimate the Company’s enterprise value, or a hybrid method, which employs the concepts of the OPM and the PWERM merged into a single framework. In some cases, the Company determined that there were no significant events occurring between a prior valuation date and a subsequent grant. As such, in these cases the Company used the most recent share price valuation as an input to the determination of non-cash share-based compensation.

The OPM backsolve method derives an equity value such that the value indicated for ordinary shares is consistent with the investment price, and it provides an allocation of this equity value to each of the Company’s securities. The OPM treats the various classes of ordinary shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, each class of ordinary shares has value only if the funds available for distribution to shareholders exceeded the value of the share liquidation preferences of the class or classes of ordinary shares with senior preferences at the time of the liquidity event. Key inputs into the OPM backsolve calculation included the valuation of forward contracts, expected time to liquidity and volatility. A reasonable discount for lack of marketability was applied to the total equity value to arrive at an estimate of the total fair value of equity on a non-marketable basis.

The PWERM is a scenario-based methodology that estimates the fair value of ordinary shares based upon an analysis of future values for the Company, assuming various outcomes. The ordinary share values are based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of ordinary shares. The future value of the ordinary shares under each outcome was discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the ordinary shares. The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM.

Foreign Currency Translation

The Company maintains its financial statements of each entity within the group in its local currency, which is also the entity’s functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other expense, net in the consolidated statement of comprehensive loss. The Company recorded a foreign exchange gain of approximately $12.3 million for the year ended December 31, 2020. The Company recorded foreign exchange losses of $0.2 million and $0.8 million for the years ended December 31, 2019 and 2018, respectively.

For financial reporting purposes, the financial statements of the Company have been presented in the U.S. dollar, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in its tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that deferred tax assets will be recovered in the future to the extent management believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes by recognizing in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. As of December 31, 2020 and 2019, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

Benefit from Research and Development Tax Credit

The Company is subject to corporate taxation in the U.K. Due to the nature of the business, the Company has generated losses since inception. The benefit from research and development (“R&D”) tax credits is recognized in the consolidated statements of operations as a component of other income, net, and represents the sum of the research and development tax credits recoverable in the U.K.

The U.K. R&D tax credit is fully refundable to the Company and is not dependent on current or future taxable income. As a result, the Company has recorded the entire benefit from the U.K. research and development tax credit as a benefit which is included in net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any U.K. R&D tax credits generated are needed to offset a corporate income tax liability in the U.K., that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other income, net.

As a company that carries out extensive research and development activities, the Company benefits from the U.K. R&D tax credit regime under the scheme for small or medium-sized enterprises (“SME”) and also claim a Research and Development Expenditure Credit (“RDEC”) to the extent that the Company’s projects are grant funded. Under the SME regime, the Company is able to surrender some of its trading losses that arise from qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditure. The net tax benefit of the RDEC is expected to be 8.9% (increasing to 9.13% in fiscal year 2020). The Company meets the conditions of the SME regime, but also can make claims under the RDEC regime to the extent that its projects are grant funded. Qualifying expenditures largely comprise employment costs for research staff, consumables, outsourced contract research organization costs and utilities costs incurred as part of research projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.67%. A large portion of costs relating to research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

The Company may not be able to continue to claim research and development tax credits under the SME regime in the future after the Company becomes a U.S. public company because it may no longer qualify as a small or medium-sized company. However, the Company should continue to be able to make claims under the RDEC regime.

Unsurrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits.

Value Added Tax (“VAT”) is broadly charged on all taxable supplies of goods and services by VAT-registered businesses. Under current rates, an amount of 20% of the value, as determined for VAT purposes, of the goods or services supplied is added to all sales invoices and is payable to HMRC. Similarly, VAT paid on purchase invoices is generally reclaimable from HMRC.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in shareholders’ equity that result from transactions and economic events other than those with shareholders.

Net Loss per Share

The Company has reported losses since inception and has computed basic net loss per share attributable to ordinary shareholders by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, without consideration for potentially dilutive securities. The Company computes diluted net loss per ordinary share after giving consideration to all potentially dilutive ordinary shares, including unvested Employee Shares and warrants to purchase ordinary shares and convertible preferred shares, outstanding during the period determined using the treasury-stock and if-converted methods, except where the effect of including such securities would be antidilutive. Because the Company has reported net losses since inception, these potential ordinary shares have been anti-dilutive and basic and diluted loss per share were the same for all periods presented.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, (Topic 842) Leases (“ASU 2016-02”). ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases. The ASU will also require new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. For public entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. In June 2020, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities (“ASU 2020-05”) deferred the effective date for one year for entities in the “all other” category (those that are not public business entities, certain nonprofit entities, and certain employee benefit plans). For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As a result of the Company having elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, ASU 2016-02 is effective for the Company for the year ending December 31, 2022, and all interim periods thereafter. Early adoption is permitted. In July 2018, the FASB issued ASU 2018-11 Leases – Targeted Improvements (“ASU 2018-11”), intended to ease the implementation of the new lease standard for financial statement preparers by, among other things, allowing for an additional transition method. In lieu of presenting transition requirements to comparative periods, as previously required, an entity may now elect to show a cumulative effect adjustment on the date of adoption without the requirement to recast prior period financial statements or disclosures presented in accordance with ASU 2016-02.

The Company is continuing to evaluate developments within the new lease guidance and is finalizing its evaluation of its existing population of contracts to ensure all contracts that meet the definition of a lease contract under the new standard are identified. The Company is currently evaluating the impact that the adoption of this guidance will have on its financial statements and footnote disclosures and expects the standard will have a material impact on the consolidated balance sheet related to the recognition of right-of-use assets and lease liabilities for operating leases. The standard is not expected to have a material impact on the consolidated statement of operations.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,	December 31,
	2020	2019
U.K. R&D tax credit	$16,017	$11,503
Prepaid tax	3,080	842
Other current assets	9,008	2,999
	$28,105	$15,344

4. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,	December 31,
	2020	2019
Office equipment and computers	$1,065	$939
Fixtures and fittings	4,094	2,785
Laboratory equipment	7,994	6,669
Leasehold improvements	394	—
	13,547	10,393
Less: accumulated depreciation	(4,939)	(3,121)
	$8,608	$7,272

Depreciation expense was $1.9 million, $1.5 million and $1.0 million for the years ended December 31, 2020, 2019 and 2018, respectively.

5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31,	December 31,
	2020	2019
Compensation and benefits	$4,800	$2,419
External research and development expenses	3,623	3,150
Professional services	1,795	542
Other liabilities	501	506
	$10,719	$6,617

6. Shareholders’ Equity

Ordinary Shares

As of December 31, 2020, the Company’s authorized capital shares consisted of 800 million ordinary shares with a par value of £0.00001 per share.

Each holder of ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the board of directors and approved by the shareholders. As of December 31, 2020, the Company has not declared any dividends.

Series C Preferred Shares Financing

In June 2020, under the Series C Subscription Agreement, which provides for the issuance of series C preferred shares to certain investors, including Syncona and Novo Holdings A/S (the “Series C Financing”), the Company issued 6,239,003 series C preferred shares at a purchase price of $12.82 per share. The Company received an aggregate of approximately $79.0 million in proceeds, net of transaction costs. In addition, the Company issued 1,161,414 Top Up series C preferred shares at par value to Syncona to reflect the price per share paid by investors for shares issued pursuant to the Series C Financing.

Impact of Corporate Reorganization

On August 11, 2020, the Company completed its IPO. As part of the IPO, the Company sold an aggregate of 8,823,529 ADSs representing the same number of ordinary shares, at a public offering price of $18.00 per ADS for total net proceeds of approximately $147.7 million. On August 20, 2020, the underwriters of the IPO exercised a portion of their overallotment option by purchasing an additional 1,128,062 ADSs from the Company at the IPO price of $18.00 per ADS, resulting in an additional net proceeds of $18.9 million. The total net proceeds were approximately $161.8 million, after deducting underwriting discounts, commissions and offering expense paid by the Company of $12.5 million.

Prior to the Company’s corporate reorganization and IPO, the Company had issued series A preferred shares, series B preferred shares, series C preferred shares, A ordinary shares, B ordinary shares, C ordinary shares, D ordinary shares, E ordinary shares, F ordinary shares and G ordinary shares. As part of the Company’s corporate reorganization and prior to its IPO, all shareholders of Freeline Therapeutics Limited exchanged each of their shares for shares of Freeline Therapeutics Holdings Limited, resulting in each shareholder holding the same number and class of newly issued shares of £1.00 each in Freeline Therapeutics Holdings Limited. Each resulting share was subdivided into (i) one share of the same class, with a nominal value of £0.00001, and (ii) one deferred B share of £0.99999 nominal value. Immediately prior to the closing of the IPO, the different classes of shares were converted into a single class of ordinary shares and such ordinary shares were consolidated and subdivided to reflect an approximately 1-for-0.159 reverse split of such ordinary shares and the balance of any ordinary shares created various classes deferred shares.

Deferred shares

Deferred shares are a unit of equity that confer to their holder effectively no economic rights or any voting rights. The Company, without the consent of the shareholder, may transfer deferred shares at any time for $nil consideration.

The deferred share structure is as follows:

Deferred Shares of £0.00001 – The 275,784 existing deferred shares of £0.00001 nominal value in the capital of Freeline Therapeutics Limited (resulting from the redesignation of ordinary shares granted pursuant to Freeline Therapeutics Limited’s share incentive program after the holders thereof ceased to be employees) were exchanged for deferred shares of Freeline Therapeutics Holdings Limited as part of the share exchange described above. A further 1,249,462 E ordinary shares and 531,482 F ordinary shares were converted into 1,780,944 deferred shares prior to the IPO. An additional 142,443,366 deferred shares of £0.00001 nominal value were created as a result of the reorganization of the series A preferred shares, series B preferred shares, series C preferred shares, A ordinary shares, B ordinary shares, C ordinary shares, D ordinary shares, E ordinary shares, F ordinary shares and G ordinary shares into a single class of ordinary shares and the subsequent 1-for-0.159 reverse split as described above.

Deferred Shares of £0.001 – Following the share-for-share exchange between Freeline Therapeutics Limited and Freeline Therapeutics Holdings Limited as described above, each resulting series A preferred shares, series B preferred shares, series C preferred shares, A ordinary shares, B ordinary shares, C ordinary shares, D ordinary shares, E ordinary shares and F ordinary shares of £1.00 in Freeline Therapeutics Holdings Limited was subdivided into one share of the same class, with a nominal value of £0.00001 and one deferred share with a nominal value of £0.99999, resulting in 123,638,835 deferred shares. Freeline Therapeutics Holdings Limited then reduced its issued share capital pursuant to Chapter 10 of Para 17 of the Companies Act by way of reduction of the nominal value of their deferred shares of £0.99999 issued and outstanding to £0.001 per share and the aggregate nominal residual value of $0.2 million was utilized by management as the required £50,000 of share capital to re-register Freeline Therapeutics Holdings Limited as Freeline Therapeutics Holdings plc. These deferred shares are presented as a separate class of equity on the balance sheet and statement of shareholder’s equity.

Deferred shares are not included in the Company’s potentially dilutive securities as are not ordinary shares and have no available conversion rights.

The table below reflects the number of preferred shares, ordinary shares, and deferred shares issued and outstanding at December 31, 2020, 2019 and 2018. The conversion of preferred and ordinary shares on approximately 1-for-0.159 basis and the creation of deferred shares are reflected in the current year only.

	December 31,		December 31,	December 31,
	2020		2019	2018
Series A Preferred Shares	—		34,840,000	34,840,000
Series B Preferred Shares	—		58,933,333	20,800,034
Series C Preferred Shares	—		12,307,692	—
A Ordinary shares	—		4,000,000	4,000,000
B Ordinary shares	—		1,307,992	1,211,745
C Ordinary shares	—		917,874	911,957
D Ordinary shares	—		2,972,298	2,164,502
E Ordinary shares	—		3,972,188	—
F Ordinary shares	—		2,877,088	—
Ordinary shares	35,854,945		—	—
Deferred shares of £0.00001	144,517,898	(1)	110,370	23,067
Deferred shares of £0.001	123,638,835		—	—
Total preferred, ordinary and deferred shares	304,011,678		122,238,835	63,951,305

(1)	Includes forfeiture of 17,804 unvested ordinary shares of £0.00001 par value upon termination of employment (see Note 7).

7. Non-Cash Share-Based Compensation

Employee Shares

On July 31, 2020, the Company adopted an equity incentive plan (“the 2020 Plan”). The 2020 Plan provides for the grant of options, share appreciation rights, or SARs, restricted shares, dividend equivalents, restricted share units, or RSUs, and other share based awards. The maximum number of share awards to be issued under the 2020 Plan is 5,898,625 shares, which consists of 3,474,469 new ordinary shares, and 2,424,156 ordinary shares that are subject to awards under prior plans that may become available for issuance under the 2020 Plan. Additionally, the number of ordinary shares reserved for issuance under the 2020 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on December 31st of the same calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable January 1st date. The 2020 Plan will be the sole means for the Company to grant new equity awards. Any awards granted from the 2020 Plan, or any prior equity incentive plan that are forfeited, canceled or held back will be added back to shares issuable under the 2020 Plan.

On July 31, 2020, the Company adopted an employee share purchase plan (the “2020 ESPP”). The purpose of the 2020 ESPP, is to provide employees the opportunity to purchase ordinary shares or ADSs at 85% of the fair market value of the ordinary shares on the offering date or the exercise date, whichever is lower, for up to 15% of such employee’s compensation for each pay period. The Company reserved 347,447 ordinary shares for the 2020 ESPP. The 2020 ESPP provides for an annual increase in the number of ordinary shares to be reserved for future issuance under the 2020 ESPP.

Prior to the IPO, the Company granted Employee Shares classified as B, C, D, E and F ordinary shares. Upon the closing of the IPO, the B, C, D, E and F ordinary shares were reorganized into a single class of ordinary shares and were consolidated and subdivided to reflect an approximately 1-for-0.159 reverse split of such ordinary shares. The Company typically grants incentive shares which vest over a four or five-year service period, with 20% or 25% of the award (as the case may be) vesting on the first anniversary of the vesting commencement date, with the balance generally vesting periodically over the remaining three or four years, unless the awards contain specific performance vesting provisions.

Unvested Employee Shares are forfeited upon termination of employment. The forfeited shares are converted into deferred shares, with a repurchase right for a nominal amount in favor of the Company. As of December 31, 2020 and 2019, the Company had not repurchased any shares.

Modification of Equity Awards

On July 13, 2020, 88,282 ordinary shares, the beneficial owners of which were employees of the Company, were converted into 1,780,444 deferred shares. Contemporaneously, each employee was granted an option to subscribe for one ordinary share at a price of $12.82 per share for each ordinary share that became a deferred share. The conversation of the ordinary shares to deferred shares were accounted for as a modification to the original awards. The aggregate fair value of the options exceeded the fair value of the ordinary shares, therefore the Company recorded approximately $1.3 million in additional compensation expense related to this modification.

Ordinary Shares

The Company measures all non-cash share-based awards using the fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company has granted Employee Shares to employees and non-employees with both performance and service-based conditions and record expense for these awards using the straight-line method. A summary of the changes in the Company’s ordinary shares from December 31, 2018 through December 31, 2020 are as follows.

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested balance as of December 31, 2017	257,571	$0.47
Granted	85,513	0.50
Vested	(56,544)	0.47
Forfeited	(1,986)	0.42
Unvested balance as of December 31, 2018	284,554	0.45
Granted	480,677	1.59
Vested	(265,202)	1.09
Forfeited	(7,515)	0.70
Unvested balance as of December 31, 2019	492,514	1.36
Granted	42,412	11.78
Vested	(209,836)	7.10
Forfeited	(117,780)	12.64
Unvested balance as of December 31, 2020	207,310	$9.97

As of December 31, 2020, there was $2.3 million of unrecognized compensation cost related to unvested Employee Shares outstanding, which is expected to be recognized over weighted-average periods of 3.0 years.

Share options valuation

The assumptions (see Note 2) used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees and directors during the year ended December 31, 2020 were as follows:

For the Year Ended December 31,
2020
Expected option life (years)	6.1
Expected volatility	77.4%
Risk-free interest rate	0.4%
Expected dividend yield	—

Share Options

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2019	—	$—		$—
Granted	3,760,210	14.79
Exercised	—	—
Canceled or Forfeited	(73,124)	15.32
Outstanding as of December 31, 2020	3,687,086	13.03	9.59	$9,931
Exercisable as of December 31, 2020	264,106	14.76	9.54	$943
Vested and expected to vest as of December 31, 2020	3,687,086	$13.03	9.59	$9,931

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s ordinary shares for those share options that had exercise prices lower than the fair value of the Company’s ordinary shares.

The weighted average grant-date fair value of the share options granted during the year ended December 31, 2020 was $9.87 per share. There were no share options granted during the year ended December 31, 2019.

As of December 31, 2020, there was $31.6 million of unrecognized compensation cost related to unvested Employee Shares outstanding, which is expected to be recognized over weighted-average periods of 3.5 years.

Restricted stock units

The Company has granted RSUs that generally vest over a period of four years from the date of grant. The following table summarizes the activity related to RSUs during the years ended December 31, 2020 and 2019:

	Number of RSUs	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2019	—	$—
Granted	2,500	17.56
Vested and settled	—	—
Forfeited	—	—
Outstanding as of December 31, 2020	2,500	$17.56

Share-based Compensation Expense

Non-cash share-based compensation expense related to ordinary shares, share options based awards, and restricted stock units recorded as research and development and general and administrative expenses is as follows (in thousands):

	For the Year Ended December 31,
	2020	2019	2018
Research and development	$2,510	$373	$45
General and administrative	3,694	1,086	69
	$6,204	$1,459	$114

8. License Agreements

UCLB License

In May 2015, the Company entered into a license agreement with UCLB pursuant to which the Company obtained rights to intellectual property generated by Prof. Amit Nathwani, who is the Company’s founder, Clinical and Scientific Adviser and a member of the Company’s board of directors, and members of his research group under his supervision or direction at UCL. Specifically, the Company obtained an exclusive, worldwide, sublicensable license to certain intellectual property rights relating to therapeutic programs including hemophilia B and Fabry disease, as well as intellectual property rights relating to a viral capsid and liver-specific promoter, for the exploitation of any product without field limitation. The Company also obtained an exclusive, worldwide, sublicensable license to certain background intellectual property rights, that generally relate to liver-directed AAV gene therapy, as well as to manufacturing know-how, to develop, manufacture and commercialize products for a number of specific therapeutic indications including hemophilia B and Fabry disease. The same background and manufacturing intellectual property is licensed non-exclusively for other applications and uses. UCLB additionally granted the Company a right of first negotiation with respect to intellectual property developed by Prof. Nathwani relating to bi-specific antibody binders or derivatives thereof delivered by AAV technology. UCLB further granted the Company the right to acquire ownership, on a product-by-product basis, of the licensed patents covering such product, exercisable upon the occurrence of certain regulatory events and subject to the Company’s continued obligation to pay royalties on sales of such product. The Company has not exercised any of its option or negotiation rights under the agreement. UCL retains the right to use the licensed intellectual property for academic research, including for collaborations with other academic institutions.

Upon execution of the agreement the Company granted UCLB four million of the Company’s ordinary shares. The Company additionally made payments to UCLB of £30,000 in each of June 2016, May 2017, June 2018 and July 2019. The Company is obligated to pay UCLB a sub-single digit to mid-single digit percentage royalty on net sales of products that utilize the licensed intellectual property, subject to certain customary reductions. The Company’s royalty obligations continue on a product-by-product and country-by-country basis until, with respect to certain FX vector products, May 2022, and with respect to all other products, the later of the expiration of the last-to-expire valid patent claim covering such product in such country, the loss of any regulatory exclusivity for such product in such country and seven years following the date that marketing approval was granted for such product in certain jurisdictions. In addition, the Company is required to pay UCLB up to £3.5 million in milestone payments in the aggregate in connection with certain sales milestone events. The Company is additionally required to pay to UCLB a sublicense fee of a low-teen percentage of net receipts received under certain sublicenses the Company grants under the agreement that meets certain timing requirements. The Company has not made any milestone or royalty payments to UCLB. The Company has the option to negotiate with UCLB to buy out UCLB’s rights to royalties and milestone payments with respect to any licensed product once the aggregate net sales for such product exceed a certain threshold.

Pursuant to the license agreement, the Company is required to use commercially reasonable efforts to develop products covered by the licensed intellectual property including products directed to hemophilia B and Fabry disease.

Unless terminated earlier, the term of the agreement continues until the later of the expiration of the last-to-expire royalty term and such time as no further milestone payments are due. UCLB has the right to terminate licensed intellectual property rights specific to a particular product program if the Company fails to use commercially reasonable efforts to develop a product that is the subject of such program. The Company has the right to terminate the agreement for convenience on a program-by-program basis or in its entirety upon 30 days’ notice. Either party may terminate the agreement if the other party is in material breach subject to a 180-day cure period or is subject to insolvency. UCLB may additionally terminate the agreement on 30 days’ notice if the Company fails to pay UCLB any sums over a certain threshold owed under the agreement, provided there is not a bona fide dispute regarding the sums. Upon expiration, the licenses granted to the Company under the agreement will become perpetual, irrevocable, royalty-free and fully paid-up. In the event of termination of a program- specific license, the Company’s rights under such license will terminate and in the case of termination for the Company’s failure to use diligent efforts to develop a product under such program-specific licensed rights, UCLB will have the right to negotiate a license to any intellectual property developed and owned by the Company relating to such program. In the event of termination of the agreement as a whole, all licenses granted to the Company, other than certain background and manufacturing licenses, will terminate and, in the case of termination for the Company’s material breach or insolvency, UCLB will have the right to negotiate a license to any intellectual property developed and owned by the Company relating to a product that is subject to the licenses granted under the agreement.

The Company recorded nominal amounts for the twelve months ended December 31, 2020 and 2019, and 2018 respectively, related to management fees in connection with the 2015 UCLB license agreement.

9. Warrants

On March 12, 2020, Rentschler Biotechnologie Beteiligungs GmbH (“Rentschler”) exercised its rights under the Asset Purchase Agreement dated August 27, 2015 to purchase 114,726 ordinary shares with a par value of £0.00001 at an exercise price of £0.06 per share, resulting in aggregate proceeds of $9,297 or £7,211. No warrants are outstanding as of December 31, 2020.

10. Income Taxes

The provision for income taxes for the years ended December 31, 2020, 2019 and 2018 was computed at the United Kingdom statutory income tax rate. The net loss/(income) realized by the Company’s domestic and foreign entities before the calculation of income tax was $96.9 million and $(0.7) million in 2020, respectively. The net loss realized by the Company’s domestic and foreign entities before the calculation of income tax in 2019 was $54.2 million and $0.4 million, respectively. The net loss realized by the Company’s domestic and foreign entities before the calculation of income tax in 2018 was $33.4 million and $0.1 million, respectively. The income tax provision for the years then ended comprised (in thousands):

	For the Year Ended December 31,
	2020	2019	2018
Current expense:
United Kingdom	$—	$—	$—
Foreign	287	189	27
Total current expense:	$287	$189	$27
Deferred benefit
United Kingdom		—	—
Foreign	(158)	(48)	0
Total deferred benefit:	(158)	(48)	—
Total income tax expense:	$129	$141	$27

A reconciliation of income tax expense computed at the statutory U.K. income tax rate to income taxes as reflected in the consolidated financial statements is as follows (in thousands):

	For the Year Ended December 31,
	2020	2019	2018
Income taxes at UK statutory rate of 19%	$(18,277)	$(10,215)	$(6,315)
R&D expenditure	5,756	5,805	3,091
Foreign rate differential	42	33	13
Change in valuation allowance	15,691	4,481	3,254
U.S. state income taxes	(13)	19	—
Other	(3,070)	18	(16)
	$129	$141	$27

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2020, 2019 and 2018 consist of the following (in thousands):

	For the Year Ended December 31,
	2020	2019	2018
Deferred tax assets
Net operating loss carryforwards	$23,135	$11,046	$7,370
Depreciation	411	374	171
Accrued expenses	182	48	—
Non-cash share-based compensation	903	295	18
Other	25	—	—
Total deferred tax assets	$24,656	$11,763	$7,559
Valuation allowance	(24,450)	(11,715)	(7,559)
Net deferred tax assets	$206	$48	$—

As of December 31, 2020, 2019 and 2018 the Company had U.K. net operating loss carryforwards of approximately $137.0 million, $45.5 million and $29.1 million, respectively.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2020, 2019 and 2018 related primarily to the increases in net operating loss carryforwards and were as follows (in thousands):

	For the Year Ended December 31,
	2020	2019	2018
Valuation allowance at beginning of year	$11,715	$7,559	$4,305
Increases recorded to income tax provision	12,735	4,156	3,254
Valuation allowance at end of year	$24,450	$11,715	$7,559

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2020, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of December 31, 2020 and 2019 on the United Kingdom and Ireland net deferred tax assets.

The Company applies the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. There were no material uncertain tax positions as of December 31, 2020 and 2019.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense when in a taxable income position. As of December 31, 2020 and 2019, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statement of operations.

The Company and its subsidiaries file income tax returns in the U.K., the U.S., Germany, and Ireland. Generally, the tax years through 2020 remain open to examination by the major taxing jurisdictions to which the Company is subject. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the federal, state, or foreign tax authorities, if such tax attributes are utilized in a future period.

11. Net Loss Per Share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	December 31,
	2020	2019	2018
Numerator
Net loss	$(96,322)	$(53,909)	$(33,283)
Net loss attributable to ordinary shareholders—basic and diluted	$(96,322)	$(53,909)	$(33,283)
Denominator
Weighted-average number of ordinary shares used in net loss
per share—basic and diluted	14,152,843	6,347,818	4,621,495
Net loss per share—basic and diluted	$(6.81)	$(8.49)	$(7.20)

The Company reported a net loss in all periods and therefore did not allocate any losses to the preferred shares, which represent participating securities. The Company’s potentially dilutive securities, which include unvested Employee Shares, stock options and restricted stock units, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders for the years ended December 31, 2020, 2019 and 2018 because including them would have had an anti-dilutive effect:

	December 31,
	2020	2019	2018
Series A preferred shares	—	34,840,000	34,840,000
Series B preferred shares	—	58,933,333	20,800,034
Series C preferred shares	—	12,307,692	—
Warrants to purchase ordinary shares	—	721,120	721,120
Unvested ordinary shares	207,310	7,406,401	3,305,779
Stock options	3,687,086	—	—
Restricted stock units	2,500	—	—
Total	3,896,896	114,208,546	59,666,933

12. Commitments and Contingencies

License Agreements

The Company has entered into a license agreement with UCLB, as well as other immaterial license agreements to date. In connection with these agreements the Company is required to make a number of milestone payments and annual license maintenance payments. The Company evaluated all milestone payments within the arrangements to estimate the probability of the Company meeting the milestones in accordance with ASC 450, Contingencies. The Company concluded that, as of December 31, 2020 and 2019, there were no milestones for which the likelihood of achievement was probable, and as a result, no associated milestone payments were accrued as of December 31, 2020 or 2019.

Manufacturing and Commercial Supply Agreement

In June 2020, the Company entered into a dedicated manufacturing and commercial supply agreement (“Brammer Manufacturing Agreement”), with Brammer Bio MA, LLC (“Brammer”) pursuant to which Brammer will reserve certain amounts of manufacturing capacity in its manufacturing facility to supply the Company with its lead product candidate, FLT180a for the treatment of hemophilia B. As consideration for the reserved manufacturing capacity, the Company is required to pay Brammer an annual capacity access fee. This contract has been included within the future minimum lease payments table below.

Further, the Company was required to make an advance, non-refundable payment to Brammer upon execution of the agreement and has committed to an annual minimum purchase commitment, subject to certain annual increases, throughout the term of the agreement. The advance payment is recorded within prepaid and other current assets and will be applied as a credit towards the annual capacity access fee over eight calendar quarters beginning January 1, 2021. The term of the Brammer Manufacturing Agreement is effective as of June 30, 2020 and will continue until December 31, 2027. The term will automatically renew for successive three years unless the Company notifies Brammer of its intention not to renew (no less than twelve months prior to the expiration of the term).

Legal Proceedings

From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of December 31, 2020 and December 31, 2019.

Lease Agreements

The Company’s corporate headquarters is located in Stevenage, United Kingdom, for which, as of December 31, 2020, the Company leased space for four years under a cancelable lease that can be terminated by either party with six months’ advanced notice. The lease related to this facility is classified as an operating lease.

In September 2020, the Company signed an agreement to enter into a lease with Kadans Science Partner 2 UK Limited. The future lease will require the Company to enter into a ten years lease and is dependent on the landlord completing the required leasehold improvements per the agreement to execute the lease. The expected lease commencement date is on June 30, 2021. As of December 31, 2020, the Company capitalized $0.4 million as leasehold improvements. The Company did not include future minimum payments in the lease payment schedule, as the lease agreement is not complete as of December 31, 2020.

The Company recorded rent expense of $4.2 million, $3.1 million and $1.4 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Future minimum lease payments as of December 31, 2020 are as follows (in thousands):

Year Ended December 31,
2021	$11,813
2022	9,102
2023	11,025
2024	11,015
2025	10,962
Thereafter	23,946
$77,863

Indemnification Agreements

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with the Articles of Association in force on December 31, 2020, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to recover a portion of any amounts paid for future potential claims.

13. Related Party Transactions

The Company analyzed its transactions with related parties for the twelve months ended December 31, 2020 and 2019, and determined it had the following material transactions that have not been described elsewhere in the audited consolidated financial statements. The Company is also party to a license agreement with UCLB, who also participated in the Company’s preferred share financings.

Syncona

The Company receives accounting and professional services from Syncona Partners LLP, Syncona Limited and their affiliates, referred to as Syncona, from time to time. The Company recorded accounting and professional fees of approximately $0.1 million, $0.5 million and $0.2 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Gyroscope Therapeutics Limited

In April 2020, we entered into an exclusive patent and know-how license agreement with Gyroscope Therapeutics Limited, or Gyroscope, a company controlled by Syncona. Under the terms of the agreement, Gyroscope grants us an exclusive license under certain patent rights to develop and commercialize liver-directed AAV gene therapies expressing an immune-modifying protein and a non-exclusive license to certain know-how, and we grant Gyroscope a non-exclusive license to certain know-how. We were required to make an upfront payment to Gyroscope of £0.2 million or $0.3 million and may be required to make up to £5.6 million or $7.2 million in development and regulatory milestone payments, and pay Gyroscope a mid-single-digit percentage royalty on net sales of licensed products on a product-by-product and country-by-country basis, until the expiration of the last valid licensed patent claim covering such product in such country.

14. Employee Benefit Plans

In the United Kingdom, the Company makes contributions to private defined contribution pension schemes on behalf of its employees. The Company paid $0.8 million, $0.3 million and $0.1 million in contributions for the years ended December 31, 2020, 2019 and 2018, respectively.

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the plan may be made at the discretion of the Company’s board of directors. During the year ended December 31, 2020, the Company contributed $0.1 million to the plan. During the years ended December 31, 2019 and 2018 the Company contributed less than $0.1 million to the plan.

15. Subsequent Events

There have been no subsequent events at the date of issue of this balance sheet except as disclosed below.

Corporate Reorganization

In June 2020, the Company initiated a corporate reorganization in order to simplify the capitalization of the Company. The corporate reorganization has been structured in a series of steps, some of which were completed prior to the close of the Company’s IPO in August 2020. In addition, the Company has completed the following step as of March 9, 2021:

•

Reorganization of the deferred shares of Freeline Therapeutics Holdings plc: The deferred shares of Freeline Therapeutics Holdings plc were transferred, consolidated, and a portion of them was cancelled for the purposes of simplifying our share capital and to ensure compliance with the applicable requirements of the Companies Act.

Boston Lease

On February 11, 2021, the Company entered into a lease for approximately 9,801 square feet of office space in Boston, Massachusetts, which expires on December 31, 2022. The future minimum operating lease payments under the sublease agreement is $1.1 million over a lease period of approximately two years.