Form 20-F
period 2021-12-31
Freeline Therapeutics Holdings plc
filed 2022-03-31
CIK 1810031

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Stephen P. Diamond, Jr.

Senior Vice President, General Counsel and Company Secretary

Freeline Therapeutics Holdings plc

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2FX

United Kingdom

+44 (0)1438 906870

Email: general.counsel@freeline.life

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value £0.00001 per share	FRLN	The Nasdaq Global Select Market
Ordinary shares, nominal value £0.00001 per share*		The Nasdaq Global Select Market*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value £0.00001 per share: 35,854,591 as of December 31, 2021

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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Emerging growth company	☒

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

All references in this Annual Report on Form 20-F, or Annual Report, to “Freeline,” the “company,” “we,” “us” and “our” refer to Freeline Therapeutics Holdings plc and its consolidated subsidiaries, except where the context otherwise requires.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. The forward-looking statements are contained principally in Part I, Item 4.B “Business Overview,” Part I, Item 3.D. “Risk Factors,” and Part I, Item 5. “Operating and Financial Review and Prospects,” but are also contained elsewhere in this Annual Report. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe we have a reasonable basis for each forward-looking statement contained this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

•

the development of our product candidates, including statements regarding the timing of initiation, enrollment, continuation, completion and the outcome of clinical trials and related preparatory work, the period during which interim data from, or the final results of, the trials will become available and our research and development programs;

•	our ability to advance our product candidates into, and successfully complete, clinical trials;
•

our ability to obtain and maintain regulatory approval of our product candidates in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;

•	our ability to license additional intellectual property relating to our product candidates from third parties and to comply with our existing license agreements;
•	our plans to research, develop, manufacture and commercialize our product candidates;
•	the timing of our regulatory filings for our product candidates, along with regulatory developments in the United States, European Union and other foreign countries;
•

the size and growth potential of the markets for our product candidates, if approved, and the rate and degree of market acceptance of our product candidates, including pricing and reimbursement that may be agreed with payors;

•	our ability to raise additional capital;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•	our estimates regarding the period for which we expect that our current cash and cash equivalents will be sufficient to fund operations;
•	the impact of COVID-19, including variant strains of COVID-19, on the initiation or completion of preclinical studies or clinical trials and the supply of our product candidates;
•	our expectations regarding our ability to obtain and maintain intellectual property protection;
•	our ability to attract and retain qualified employees and key personnel;

•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•	the scalability and commercial viability of our manufacturing methods and processes;
•	the success of competing therapies that are or may become available;
•	whether we are classified as a passive foreign investment company, or PFIC, for future periods; and
•	our estimates regarding future expenses, revenues and needs for additional financing and the accuracy thereof.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
3.A.	[Reserved]

3.B.	Capitalization and indebtedness.

Not applicable.

3.C.	Reasons for the offer and use of proceeds.

Not applicable.

3.D.	Risk factors.

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

Risk Factor Summary

The following summarizes some, but not all, of the risks facing our business. Please carefully consider all of the information discussed in Item 3.D. “Key Information—Risk Factors” in this Annual Report for a more thorough description of these and other risks.

Risks Related to Our Financial Position and Need for Additional Capital

•

We are a clinical stage gene therapy company and have incurred significant net losses since inception and have never generated revenue from product sales. We expect to incur net losses for the foreseeable future and may never achieve or maintain profitability.

•

We will need substantial additional funding to complete the development, obtain regulatory approval and commence commercialization of our product candidates, which may not be available on acceptable terms, if at all.

•	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates

•

Our gene therapy product candidates are based on a novel technology, which makes it difficult to predict the timing and costs of development and of subsequently obtaining regulatory approval. Very few adeno-associated virus-based, or AAV-based, in vivo gene therapy products have been approved by the U.S. Food and Drug Administration, or the FDA, the U.K. Medicines and Healthcare products Regulatory Agency, or the MHRA, or the European Commission to date.

•

All of our product candidates are in clinical development. Clinical trials are difficult to design and implement, and they involve a lengthy and expensive process with uncertain outcomes. We may encounter substantial delays in completing, or ultimately be unable to complete, the development of our current and future product candidates.

•

Increased regulatory scrutiny of chemistry, manufacturing and controls, or CMC, for gene therapies could result in delays in our development or commercialization programs or otherwise adversely affect our business.

•

The COVID-19 pandemic has resulted, and may continue to result, in disruptions to our clinical trials, manufacturing and other business operations, which could have a material adverse effect on our business, financial condition, operations and prospects.

•

If we fail to demonstrate safety and efficacy of our product candidates to the satisfaction of applicable regulatory authorities, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

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

•	We rely, and expect to continue to rely, on third parties to conduct our product manufacturing and testing for the foreseeable future, and these third parties may not perform satisfactorily.
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

Risks Related to Commercialization of Our Product Candidates

•

We currently have no marketing or sales force. If we are unable to establish effective sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates that may be approved, we may not be successful in commercializing our product candidates if and when approved, and we may be unable to generate any product revenue.

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

•

We currently license an issued U.S. composition of matter patent covering the transgene component of our FLT190 product candidate for the treatment of Fabry disease but do not own or license any issued composition of matter patents covering the transgene component of any of our other product candidates.

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

•	Delays in obtaining regulatory approval of our manufacturing process or disruptions in our manufacturing process may delay or disrupt our product development and commercialization efforts.

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

Risks Related to Our Financial Position and Need for Additional Capital

We are a clinical stage gene therapy company and have incurred significant net losses since inception. We expect to incur net losses for the foreseeable future and may never achieve or maintain profitability.

We are a clinical stage gene therapy company with a limited operating history. Since our inception in 2015, we have incurred significant net losses. Our net losses were $140.4 million, $96.3 million, and $53.9 million for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, we had an accumulated deficit of $356.4 million. We have financed our operations primarily through private placements of preferred shares, a substantial portion of which were issued to Syncona Limited, or Syncona, a leading healthcare investment company focused on founding, building and funding global leaders in life sciences, and more recently through our initial public offering, or IPO, of American Depositary Shares, each representing one of our ordinary shares, or ADSs, in August 2020 and our registered direct offering of ADSs in March 2022 described below.

To date, we have devoted substantially all our efforts to research and development of our product candidates, including FLT180a for the treatment of hemophilia B, FLT190 for the treatment of Fabry disease and FLT201 for the treatment of Gaucher disease Type 1, as well as building out our management team and clinical manufacturing infrastructure. We do not currently have any approved products and have never generated any revenue from product sales. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval and commercialization of our product candidates, and we do not know if or when we will become profitable. These net losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will continue to be significant and in some cases may increase substantially if, and as, we:

•	continue research and development of our gene therapy product candidates, including our ongoing Phase 1/2 six-month trial to confirm the dose and immune management regimen of our current FLT180a investigational drug product for the treatment of hemophilia B, which we refer to as our Phase 1/2 B-LIEVE dose confirmation trial, an eventual planned Phase 3 pivotal trial of FLT180a, which we refer to as our planned Phase 3 pivotal trial of FLT180a, our ongoing Phase 1/2 MARVEL-1 dose-finding clinical trial to evaluate the safety and efficacy of FLT190 for the treatment of Fabry disease, which we refer to as our Phase 1/2 MARVEL-1 clinical trial, and our ongoing Phase 1/2 GALILEO-1 dose-finding clinical trial to evaluate the safety, tolerability and efficacy of FLT201 for the treatment of Gaucher disease Type 1, which we refer to as our Phase 1/2 GALILEO-1 clinical trial of FLT201;

•	initiate clinical trials and preclinical studies for any additional product candidates that we may pursue in the future and further develop our pipeline of gene therapy product candidates;
•	invest in our gene therapy platform;
•

prepare our biologics license application, or BLA, and marketing authorization application, or MAA, for each of our systemic gene therapy product candidates and otherwise seek regulatory approval for any product candidates that successfully complete clinical trials;

•	manufacture our product candidates in accordance with current good manufacturing practices, or cGMP, for clinical trials or potential commercial sales;
•	establish and validate contracted commercial-scale cGMP manufacturing facilities;
•	establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;
•	develop, maintain, expand, protect and enforce our intellectual property portfolio;
•	secure, maintain or obtain freedom to operate for any of our owned or licensed technologies and product candidates;
•	acquire or in-license or out-license other product candidates and technologies;
•

add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product candidates and platform development and potential future commercialization efforts;

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

We may never succeed in any or all of these activities and, even if we do, we may never generate revenues that are significant or large enough to achieve profitability. Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond our current expectations if we are required by the FDA, the European Medicines Agency, or the EMA, the MHRA, or other regulatory agencies in regions for which we have targeted commercialization, to perform clinical trials or studies beyond those that we currently anticipate.

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

We will need substantial additional funding to complete the development, obtain regulatory approval and commence commercialization of our product candidates, which may not be available on acceptable terms, if at all. Failure to obtain additional funding when required may force us to delay, limit or terminate our product development efforts or other operations.

As of December 31, 2021, we had approximately $117.7 million in cash and cash equivalents after translating our cash and cash equivalents denominated in pounds sterling into U.S. dollars at a rate of $1.350 to £1.00, and our cash and cash equivalents denominated in Euro into U.S. dollars at a rate of $1.132 to €1.00, in each case, the exchange rate quoted by Xignite, Inc. on December 31, 2021. On March 10, 2022, we entered into a purchase agreement with our majority shareholder, Syncona Portfolio Limited, a subsidiary of Syncona Limited, and certain other existing shareholders providing for the issuance and sale of $26.1 million of our ADSs at a price of $1.05 per ADS in a registered direct offering. The offering closed on March 15, 2022. We received net proceeds of approximately $24.2 million from the offering, after deducting estimated offering expenses payable by us.

We expect that, based on our current operational plans and assumptions, our current cash and cash equivalents will be sufficient to fund operations for at least 12 months from the issuance date of the audited consolidated financial statements contained in this Annual Report. Our future viability beyond that period is dependent on our ability to raise additional capital to finance our operations. We have based these expectations on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, initiate further clinical trials of and seek marketing approval for our product candidates. In addition, if we obtain marketing approval for our product candidates, we expect to incur significant expenses related to product sales, medical affairs, marketing, manufacturing and distribution. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Additionally, any additional COVID-19-related program setbacks or delays due to changes in federal or state laws or clinical site policies could impact our programs and increase our expenditures. Our future capital requirements will depend on many factors, including:

•

the scope, progress, results and costs of drug discovery, laboratory testing, preclinical and clinical development for our current and future product candidates, as well as further development of our gene therapy and manufacturing platforms;

•	the extent to which we acquire or in-license, or sell or out-license, other product candidates and technologies;
•	successful development of companion diagnostics for use with our product candidates;
•	the costs, timing and outcome of regulatory review of our product candidates;
•	our ability to establish and maintain collaborations and license agreements on favorable terms, if at all;
•	our ability to enroll clinical trials in a timely manner and to quickly resolve any delays or clinical holds that may be imposed on our development programs;
•	timing delays with respect to preclinical and clinical development of our current and future product candidates, including as a result of the COVID-19 pandemic;
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

•	the extent to which we acquire technologies;
•	the sales price and availability of adequate third-party coverage and reimbursement for our product candidates, if and when approved;
•	the costs of operating as a public company; and
•	the cost of using contract manufacturers.

Developing product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our product revenues, if any, will be derived from or based on sales of product candidates that may not be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, if at all. Adverse conditions in the industry or the domestic and global financial markets, including due to interest rate increases, could increase our costs for additional financing.

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

Since our inception, we have devoted substantially all of our resources to developing our product candidates, developing our manufacturing platform and other platform components, building our intellectual property portfolio and providing general and administrative support for these operations. We recently initiated our Phase 1/2 B-LIEVE dose confirmation trial and our Phase 1/2 GALILEO-1 clinical trial of FLT201. We have not yet demonstrated our ability to successfully complete Phase 3 clinical trials or other pivotal clinical trials, obtain regulatory approvals, consistently manufacture a commercial-scale product or arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful product commercialization. In addition, given our limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors in achieving our business objectives. Additionally, we expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control, such as delays and disruptions at clinical sites due to COVID-19. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or more experience developing product candidates.

We have never generated revenue from product sales and do not expect to do so for the next several years, if ever.

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

Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates

Our gene therapy product candidates are based on a novel technology, which makes it difficult to predict the timing and costs of development and of subsequently obtaining regulatory approval. Very few adeno-associated virus-based, or AAV-based, in vivo gene therapy products have been approved by the FDA, the MHRA or the European Commission to date.

We have concentrated our research and development efforts on FLT180a for the treatment of hemophilia B, FLT190 for the treatment of Fabry disease and FLT201 for the treatment of Gaucher disease Type 1. Because we are developing product candidates using a gene therapy technology for which there is little clinical trial experience, there is an increased risk that the FDA, MHRA, EMA (on behalf of the European Commission) or other regulatory authorities may not consider the endpoints of our clinical trials to be sufficient for marketing approval. The product specifications and the clinical trial requirements of the FDA, MHRA, EMA and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of such product candidate. The regulatory approval process for novel product candidates such as ours is unclear and may be lengthier and more expensive than the process for other, better-known or more extensively studied product candidates. For example, the FDA generally requires multiple well-controlled clinical trials to provide the evidence of effectiveness necessary to support a BLA, although FDA guidance provides that reliance on a single pivotal trial may be appropriate if the trial has demonstrated a clinically meaningful and statistically very persuasive effect on mortality, severe or irreversible morbidity or prevention of a disease with a potential serious outcome, and where confirmation of the result in a second trial would be practically or ethically impossible. We expect that our planned pivotal clinical trial of FLT180a will be the only pivotal trial necessary to support a BLA for FLT180a, but there can be no assurance that the FDA will accept this single trial as sufficient to demonstrate substantial evidence of safety and effectiveness of FLT180a.

Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. The FDA has established the Office of Cellular, Tissue and Gene Therapies, now known as the Office of Tissues and Advanced Therapies, within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and has established the Cellular, Tissue and Gene Therapies Advisory Committee, or CTGTAC, to advise the CBER in its review. For example, in September 2021, the CTGTAC held a two-day meeting to discuss the toxicity risks of AAV vector-based gene therapy products and make recommendations on, among other things, vector integration and oncogenicity risks, non-clinical and clinical findings of neurotoxicity, and hepatotoxicity and thrombotic microangiopathy issues. In addition, the FDA, EMA and the National Institutes of Health, or NIH, have each expressed interest in further regulating biotechnology, including gene therapy and genetic testing. Agencies at both the federal and state level in the United States, as well as U.S. congressional committees and other governments and governing agencies, have also expressed interest in further regulating the biotechnology industry. Such action may delay or prevent commercialization of some or all of our product candidates.

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

In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of our product candidates. Similarly, the MHRA, the EMA or the European Commission may issue new guidelines concerning the development and marketing authorization for gene therapy products and require that we comply with these new guidelines. Although numerous companies are currently advancing gene therapy products through clinical trials, to our knowledge, only a very few AAV-based in vitro gene therapy products have received marketing authorization from the FDA, the European Commission or the MHRA to date.

As a result of these factors, it is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our product candidates in the United States, European Union or United Kingdom and how long it will take to commercialize our product candidates. Additionally, approvals by the MHRA or the European Commission may not be indicative of what the FDA may require for approval, and vice versa.

All of our product candidates are in clinical development. Clinical trials are difficult to design and implement, and they involve a lengthy and expensive process with uncertain outcomes. We may encounter substantial delays in completing, or ultimately be unable to complete, the development of our current and future product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive, time-consuming and uncertain as to outcome. To date, we have not completed any clinical trials required for the approval of any of our product candidates, other than the Phase 1/2 B-AMAZE clinical trial of FLT180a for hemophilia B. We anticipate conducting our ongoing Phase 1/2 B-LIEVE dose confirmation trial followed by a planned Phase 3 pivotal trial of FLT180a. In parallel, we are also advancing FLT190 for the treatment of Fabry disease in our ongoing Phase 1/2 MARVEL-1 clinical trial and FLT201 for the treatment of Gaucher disease Type 1 in our ongoing Phase 1/2 GALILEO-1 clinical trial. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. In addition, our drug development programs contemplate the development of companion diagnostics, which are assays or tests to identify an appropriate patient population. Companion diagnostics are subject to regulation as medical devices and must themselves be cleared or approved for marketing by the FDA or certain other foreign regulatory agencies before we may commercialize our product candidates.

Events that may prevent successful or timely completion of clinical development include:

•

delays or failures in reaching a consensus with the FDA, MHRA, EMA or other regulatory authorities on our clinical trial design, preclinical data requirements, or requirements for CMC manufacturing and product quality, our interpretation and the reliability of data from clinical trials, changes in the requirements for regulatory approval even after a regulatory authority has reviewed and commented on the design for our clinical trials, including the feedback received from the FDA relating to the characterization and comparability of the investigational drug product used in our Phase 1/2 B-AMAZE clinical trial of FLT180a that was produced at a smaller scale by Children’s GMP LLC, or Children’s GMP, at St. Jude’s Children’s Research Hospital, or St. Jude, as compared to our current investigational drug product that is produced at a commercial scale at Brammer Bio, LLC, or Brammer, a wholly-owned subsidiary of Thermo Fisher Scientific Inc.;

•	delays or failures in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;
•	delays in obtaining genetically modified organism, or GMO, approvals in applicable regions;

•	delays in opening clinical trial sites or obtaining required institutional review board or independent ethics committee approval at each clinical trial site;
•	delays in recruiting suitable patients to participate in our clinical trials;
•

additional delays to clinical trials or to the supply of our or our collaborators’ candidates due to COVID-19, including, for example, the delays we experienced in our Phase 1/2 MARVEL-1 clinical trial of FLT190;

•	delays in successful development, validation and regulatory approval of companion diagnostics for use with our product candidates;
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

•	failure of our close monitoring program and immune management regimen to detect and control loss of expression;
•	occurrence of serious adverse events in clinical trials of the same class of agents conducted by other sponsors;
•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; and
•	business interruptions resulting from geopolitical actions, including global hostilities, war and terrorism, global pandemics or natural disasters, including earthquakes, typhoons, floods and fires.

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

Gene therapies are novel, complex and difficult to manufacture. Regulatory agencies, and in particular the FDA and EMA, have demonstrated increased caution in their regulation of gene therapy treatments. Additionally, safety, ethical and legal concerns about gene therapy and genetic testing may result in additional regulations or restrictions on the development and commercialization of our product candidates that are difficult to predict. The increased regulatory scrutiny of gene therapy products by the FDA, EMA, MHRA or other regulatory authorities for gene therapies may result in us being required to conduct additional preclinical studies or clinical trials with respect to any of our product candidates, which may result in delays and increased costs in the development or commercialization of our product candidates and ultimately could lead to the failure to obtain approval for any gene therapy product. The occurrence of any of these events could adversely affect our business, financial condition, results of operations and prospects.

For example, we received feedback from the FDA relating to the characterization and comparability of the investigational drug product used in our Phase 1/2 B-AMAZE clinical trial of FLT180a for the treatment of hemophilia B that was produced at a smaller scale by Children’s GMP at St. Jude, as compared to our current investigational drug product that is produced at a commercial scale at Brammer. In response to that feedback, we modified the clinical development plan for our FLT180a program to conduct our ongoing Phase 1/2 B-LIEVE dose confirmation trial to confirm the dose and immune management regimen of our current FLT180a investigational drug product instead of in the Phase 2b part of our previously planned Phase 2b/3 pivotal trial. We will also plan to submit relevant data to the FDA in connection with certain of our regulatory filings to support the analytic comparability of the critical quality attributes of the FLT180a investigational drug product produced at a smaller scale by Children’s GMP and our current FLT180a investigational drug product produced at commercial scale by Brammer.

Additionally, we have developed a new suspension manufacturing platform for programs with higher dosing requirements, such as FLT190 and potentially FLT201, and are currently evaluating potential CMO partners. Regulatory authorities will require both analytical and clinical comparability to be performed as part of the switch to suspension technology. We plan to seek guidance from regulatory authorities with respect to appropriate comparability requirements.

There can be no assurance that our modified clinical development plan for FLT180a will establish the safety, efficacy and CMC capabilities of our FLT180a investigational drug product produced at commercial scale, that we will be able to demonstrate the requisite characterization and comparability to address the FDA’s feedback within the anticipated timeline or at all, that we will be able to demonstrate the requisite analytical and clinical comparability as part of the switch to suspension technology for FLT190 and potentially FLT201 or that the FDA, MHRA, EMA or other regulatory authorities will not require us in the future to conduct additional or lengthier clinical trials with respect to our clinical programs.

Any of the foregoing could result in delay, suspension or termination of ongoing or future clinical trials, increased development costs, and delays in obtaining marketing approval. Any such delays in clinical trials or marketing approvals could also shorten any periods during which we may have the exclusive right to commercialize our product candidates, if approved. Additionally, several of our competitors are developing gene therapy treatments that are further advanced than ours, and any such delays could further increase our competitors’ lead in bringing their products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations. Any failure or inability on our part to address feedback from our regulators in a timely and cost-effective manner also could have a material adverse effect on the development and commercialization of any or all of our product candidates. Moreover, any such failure or inability to address FDA, MHRA, EMA or other regulatory authority feedback could require changes to our manufacturing processes. If we were to implement any further changes to our current manufacturing platforms or the formulation of any of our product candidates, the FDA, MHRA, EMA and other regulatory authorities could require us to complete additional studies to demonstrate comparability of the modified product candidates to earlier versions. As a result, any such changes to our manufacturing processes would likely delay clinical trials and marketing approvals, result in increased costs for some period of time, and could otherwise harm our business, financial condition, results of operations and prospects.

We are heavily dependent on the success of our gene therapy platform and in particular our AAVS3 capsid. If we are unable to successfully develop and commercialize one of our AAVS3-based product candidates or experience significant delays in doing so, our business may be harmed.

We are heavily dependent on the success our gene therapy platform and in particular our AAVS3 capsid. Our modular, liver-directed AAV gene therapy platform is designed to address many of the limitations commonly seen in AAV gene therapies, including insufficient efficacy, protein expression levels below the normal range, and limited durability. We aim to address these limitations through our enhanced product design underpinned by AAVS3, our rationally designed capsid with heightened efficiency in transducing hepatocytes, as well as our proprietary promoters and our expression cassettes, which seek to optimize each element of the transgene. To date, we have invested substantially all of our efforts and financial resources to identify, acquire intellectual property for, and develop our platform technology and our programs, including conducting preclinical studies and early-stage clinical trials, and providing general and administrative support for these operations. Our commercial prospects will be heavily dependent on the AAVS3-based product candidates we have identified and developed using our platform. If we are unable to successfully develop and commercialize one of our AAVS3-based product candidates or experience significant delays in doing so, and in particular if such failure or delay is perceived to have been caused by our platform or AAVS3 capsid, our business and reputation may be harmed.

The COVID-19 pandemic has resulted, and may continue to result, in disruptions to our clinical trials, manufacturing and other business operations, which could have a material adverse effect on our business, financial condition, operations and prospects.

If a pandemic, epidemic or outbreak of an infectious disease occurs in the United States, United Kingdom, European Union or worldwide, our business may be adversely affected. The COVID-19 pandemic has presented a substantial public health and economic challenge around the world. Our business operations have been impacted to varying degrees. In addition, the responses to COVID-19 by healthcare providers and regulatory agencies have caused disruptions, including interruptions in our preclinical and clinical trial activities, as well as delays and other disruptions in our manufacturing and supply chain, which we also expect will continue in future quarters.

For example, we have experienced delays in enrollment in our clinical trials, including our ongoing Phase 1/2 MARVEL-1 clinical trial of FLT190 for the treatment of Fabry disease due to the COVID-19 pandemic. Our ongoing Phase 1/2 B-LIEVE dose confirmation trial of FLT180a for the treatment of hemophilia B, our ongoing Phase 1/2 GALILEO-1 clinical trial of FLT201 for the treatment of Gaucher disease Type 1 and our planned MARVEL-2 long-term clinical study of FLT190 also could be delayed due to government orders and site policies on account of the pandemic. Additionally, some patients in our current or future clinical trials may be unwilling or unable to travel to study sites, enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Any or all of these events would delay our ability to conduct preclinical studies, commence or complete clinical trials or release clinical trial results, including the completion of post-marketing requirements and commitments, make the ongoing collection of data for patients enrolled in studies more difficult or intermittent and could delay our ability to obtain regulatory approval and commercialize our product candidates.

Furthermore, COVID-19, including variant strains of COVID-19, could affect our employees or the employees of research sites and service providers on whom we rely as well as those of companies with which we do business, including our suppliers and contract manufacturing organizations, or CMOs, thereby disrupting our business operations. Some of our CMOs provide COVID-19-related supplies and some of our CROs and contract laboratories provide COVID-19 clinical trial support, testing and vaccine testing. As a result, we have experienced delayed lead times in both the production of some of the materials we require for our clinical testing and for access to testing from our CROs. Additionally, as a result of the COVID-19 pandemic and responses to it, in many cases we have been unable to perform audits of the facilities of our material and service providers to ensure their processes, methods and equipment are compliant with current good manufacturing practices, or cGMP. If any of our material and service providers are found to be noncompliant with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy any such violation or identify suitable replacement providers. See “—We rely, and expect to continue to rely, on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.” Continued or sustained delays due to COVID-19, including variant strains of COVID-19, and the responses to it could result in significant delays in our manufacturing, clinical and research operations. We have implemented remote working policies for those employees who can perform their work remotely. Quarantines and travel restrictions imposed by governments in the jurisdictions in which we and the companies with which we do business operate could materially impact the ability of employees who cannot perform their work remotely to access preclinical and clinical sites, laboratories, manufacturing sites and offices.

We continue to assess our business plans and the impact the COVID-19 pandemic may have on our ability to advance the testing, development and manufacturing of our drug candidates, including as a result of adverse impacts on the research sites, service providers, vendors, or suppliers on whom we rely, or to raise financing to support the development of our drug candidates. No assurances can be given that this analysis will enable us to avoid part or all of any impact from the spread of COVID-19, including variant strains of COVID-19, or its consequences, including downturns in business sentiment generally or in our sector in particular. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties on whom we rely or with whom we conduct business were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and adversely impacted.

If we fail to demonstrate safety and efficacy of our product candidates to the satisfaction of applicable regulatory authorities, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of any product candidates that we may identify and develop, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy in humans of any such product candidates. Clinical testing is expensive, difficult to design and implement, can take many years to complete, and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial, such as the interim results for our ongoing Phase 1/2 MARVEL-1 clinical trial of FLT190 for the treatment of Fabry disease, do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates.

If the results of our ongoing Phase 1/2 B-LIEVE dose confirmation trial and planned Phase 3 pivotal trial of FLT180a, our ongoing Phase 1/2 MARVEL-1 clinical trial of FLT190, our ongoing Phase 1/2 GALILEO-1 clinical trial of FLT201, or future clinical trials of our other product candidates do not demonstrate the efficacy of our product candidates, or if there are safety concerns or serious adverse events associated with our product candidates, we may:

•	be delayed in obtaining marketing approval of our product candidates and clearance or approval of any companion diagnostics from applicable regulatory authorities, if at all;
•	obtain approval for indications or patient populations that are narrower than intended or desired;
•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
•	be subject to additional post-marketing testing requirements;
•	be subject to changes in the way the product is administered;
•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;
•	have regulatory authorities suspend and/or revoke their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy, or REMS;
•	be subject to the addition of labeling statements, such as warnings or contraindications;
•	be sued; or
•	experience damage to our reputation.

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

Success in preclinical studies or clinical trials may not be indicative of results in future clinical trials of the same or other product candidates.

Results from previous preclinical studies or clinical trials are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. Our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. We have not conducted any Phase 3 clinical trials of our product candidates.

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

Furthermore, while we believe that success in the preclinical and clinical development of our product candidates will help advance the development timelines for future product candidates, there can be no assurance that we will be able to do so. Promising results for the use of our proprietary capsid, CMC platform, immune management regimen and close monitoring program to develop product candidates for the treatment of hemophilia B, Fabry disease and Gaucher disease Type 1 do not guarantee that our gene therapy platform will be effective in generating gene therapy candidates for the treatment of other diseases. Even if we are successful in developing our product candidates, we may not be able to replicate those results for the treatment of other diseases with our gene therapy product candidates.

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

Our current product candidates are being developed to treat rare conditions, which are generally defined as having a patient population of fewer than 200,000 individuals in the United States and less than one in 2,000 individuals in the European Union and United Kingdom. For example, the incidence of hemophilia B is estimated to be approximately one in 30,000 male live births, implying a total population of approximately 15,000 males in the United States, Europe and Japan. The genetic prevalence of Fabry disease is estimated to be approximately one in 50,000 live births, implying a total population of approximately 16,000 Fabry patients. The genetic prevalence of Gaucher disease Type 1 is estimated to be approximately 1.225 in 100,000 live births globally and one in 860 live births in Israel, implying a total population of approximately 18,000 Gaucher disease Type 1 patients in the United States, the five major European markets (United Kingdom, Germany, France, Italy and Spain) and Israel. Further, under current technology, AAV-based gene therapies can only be administered once to any given patient. As a result, if a patient has been treated with an AAV-based gene therapy by a competitor, that patient will no longer be eligible to participate in our clinical trials, which could cause delays in our patient enrollment by further limiting the size of our eligible patient population. In addition, patients may be unwilling to enroll until a product candidate has been broadly tested given the therapy can only be administered once. Finally, patients may not have a low enough level of pre-existing neutralizing antibodies to our AAVS3 capsid to likely benefit from treatment. We may not be able to initiate or continue clinical trials if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by the FDA, MHRA, EMA or other regulatory authorities. As a result, we may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics, to complete our clinical trials in a timely manner.

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

Our ability to successfully initiate, enroll and complete clinical trials in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

•	difficulty in establishing or managing relationships with CROs and institutions;
•	different standards for the conduct of clinical trials;
•	absence in some countries of established groups with sufficient regulatory expertise for review of gene therapy protocols;
•	inability to locate qualified local consultants, physicians and partners; and
•	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment.

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

Clinical trials of our product candidates have been conducted at sites outside the United States, and the FDA may not accept data from trials conducted in such locations.

To date, almost all of the clinical trials conducted on our product candidates have been conducted in the United Kingdom and Europe. Data from outside of the United States may be used to support an application for an investigational new drug, or IND, or for market approval provided the conditions for doing so are met; specifically, studies outside the United States must have been conducted under GCP, in accordance with applicable U.S. federal regulations. Additionally, for marketing approval based solely on data from outside the United States, the clinical trial must comply with federal regulations that stipulate the data are applicable to the U.S. population and U.S. medical practice, are performed by qualified investigators and result in data that is able to be validated by the FDA. Failure to meet these criteria would result in denial of approval in the United States based on submission of data solely from outside the United States, which would be costly and time-consuming and would delay or potentially halt the development and commercial pathway within the United States.

In addition, in order to commence a clinical trial in the United States, we are required to seek FDA acceptance of an IND for each of our product candidates. We have an active IND for FLT180a for the treatment of hemophilia B. While we also have an active IND for each of FLT190 for the treatment of Fabry disease and FLT201 for the treatment of Gaucher disease Type 1, we currently anticipate conducting our Phase 1/2 MARVEL-1 clinical trial and our Phase 1/2 GALILEO-1 clinical trial of FLT201 initially in Europe and subsequently may seek to expand these clinical trials into the United States. We cannot provide assurance that any IND we submit to the FDA, or any similar clinical trial approvals we submit in other countries, will be accepted or maintained. Additionally, delays in submitting an IND may occur as a result of the COVID-19 pandemic, including as a result of the impact of the COVID-19 pandemic on preclinical testing and clinical trial sites. We may also be required to conduct additional preclinical testing prior to submitting an IND for any of our product candidates, and the results of any such testing may not be positive. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to a BLA submission and approval of our product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials could prevent us from or delay us in commercializing our product candidates.

Our product candidates and the process for administering our product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following any potential marketing approval.

Undesirable side effects that may be caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, MHRA, European Commission or other comparable foreign regulatory authorities. During the conduct of clinical trials, patients may report changes in their health, including illnesses, injuries and discomforts, to their study doctor. Often, it is not possible to determine whether or not these conditions are related to the product candidate being studied. Various illnesses, injuries and discomforts have been reported from time to time during clinical trials of our product candidates. Regulatory authorities may draw different conclusions or require additional testing to confirm causality.

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

There have been several significant adverse side effects in gene therapy treatments in the past. While new recombinant vectors have been developed to reduce these side effects, gene therapy is still a relatively new approach to disease treatment and additional adverse side effects could develop. There also is the potential risk of delayed and longer-term adverse events following exposure to gene therapy products due to persistent biologic activity of the genetic material or other components of products used to carry the genetic material. Another potential risk of viral vector-based gene therapy is that foreign DNA or other genetic material could be inserted in chromosome locations, possibly causing harmful mutations that trigger rapid cell growth or even cancer. In December 2020, the FDA imposed a clinical hold on the Phase 3 pivotal trial of the hemophilia B gene therapy program of one of our competitors, uniQure N.V., or uniQure, following the submission of a safety report relating to a possibly related serious adverse event associated with a preliminary diagnosis of hepatocellular carcinoma, or HCC, a form of liver cancer, in one of the trial participants who had been dosed with uniQure’s AAV-based gene therapy product. Although uniQure has thus far reported that the occurrence of HCC in this patient is unlikely to be linked to uniQure’s AAV gene therapy product, and the FDA has since removed the clinical hold, such determination is not conclusive. Any determination that there is any such link could have a material adverse impact on other AAV gene therapy treatments, including ours.

Other possible adverse side effects that could occur from treatment with gene therapy products include an immunologic reaction early after administration that, while not necessarily adverse to the patient’s health, could substantially limit the effectiveness of the treatment. In many clinical trials involving AAV vectors for gene therapy, including ours, some patients experienced what is thought to be the development of a T-cell response, whereby after the vector is within the target cell, the cellular immune response system triggers the removal of transduced cells by activated T-cells. This immune response, which is indicated by an asymptomatic increase in alanine aminotransferase, or ALT, levels, could result following gene transfer. Additionally, other potential adverse events may occur in our clinical trials, including thrombogenicity when Factor IX, or FIX, activity exceeds normal physiological levels as a result of dosing with FLT180a, myocarditis as a result of dosing with FLT190 in Fabry disease patients, who may have underlying cardiac disease, including pre-existing myocarditis, and other potential adverse events. Any such adverse events could also occur in any clinical trials we may conduct in the future for any of our other product candidates.

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

In particular, as of September 20, 2021, in the ten patients treated in our Phase 1/2 B-AMAZE clinical trial, we observed the following serious adverse events, or SAEs, all of which resolved without any ongoing clinical impact to the patients involved (except for the reduced FIX level event described below):

•

nine drug-related SAEs, in seven different patients, relating to elevated ALT levels that required additional treatment with corticosteroids and/or tacrolimus in accordance with the trial protocol, one of which was a Common Terminology Criteria for Adverse Events, or CTCAE, Grade 3 event, and the others of which were CTCAE Grade 1/mild (four events) or Grade 2 (four events);

•

three other drug-related SAEs including pulmonary sepsis, reduced coagulation FIX level due to ALT increases, and right arm arteriovenous, or AV, fistula thrombosis, the latter of which occurred in a patient with underlying risk factors for thrombosis and was treated with prophylactic anticoagulation therapy per protocol, and which will continue for as long as the treating physician deems necessary; and

•	five SAEs deemed unrelated to FLT180a, including elevated troponin-T, elevated amylase, epigastric pain, and acute appendicitis and tacrolimus-related toxicity occurring in one patient.

As of September 20, 2021, no ALT increases had been observed in the low dose cohort of 3.84e11 vg/kg (4.5e11 vg/kg under the B-AMAZE equivalent nomenclature, as described below in Item 4.B. “Information on the Company—Business Overview”). Three of the seven patients that experienced the elevated ALT SAEs also experienced immune reactions that permanently reduced FIX activity levels. In two patients, dosed at the 8.32e11 and 1.28e12 vg/kg (9.75e11 and 1.5e12 vg/kg under the B-AMAZE equivalent nomenclature) levels, respectively, FIX activity levels were reduced to levels still within the normal FIX activity level range of 50% to 150%, and in the third patient, who received a dose of 6.4e11 vg/kg (7.5e11 vg/kg under the B-AMAZE equivalent nomenclature), to a FIX level below 5%. As of September 20, 2021, while there has been no evidence of neutralizing anti-FIX antibodies and no adverse events were observed during vector infusion, including any clinically relevant changes in vital signs, there can be no assurance that there will not be any such observations during vector infusion of other patients enrolled in any of our clinical trials.

In the final dose cohort of 8.32e11 vg/kg (9.75e11 vg/kg under the B-AMAZE equivalent nomenclature), by day 21, all four patients achieved FIX expression into the normal range. Prophylactic immune management was initiated at day 21 per protocol; one patient experienced elevated liver enzymes coupled with a reduction of FIX expression soon after its completion. The remaining three patients in this cohort experienced a similar decline in FIX expression, but in a more delayed fashion, after completion of the prophylactic immune regimen.

In addition, as of December 22, 2021, we observed two SAEs considered related to FLT190 in the first patient treated in our Phase 1/2 MARVEL-1 clinical trial, namely an increase in ALT levels and a grade 2 myocarditis marked by mild chest pain, a change in electrocardiogram and a transient elevation in troponin-T levels. Each of these SAEs was observed eight weeks after the FLT190 infusion. As of December 22, 2021, there were no observed adverse events higher than Grade 1 (mild) in the second patient treated in our FLT190 clinical trial other than a common cold reported as moderate in severity. However, on routine weekly monitoring (per protocol), an incidental finding of changes in cardiac markers, troponin-T and electrocardiogram was observed, although the patient was asymptomatic. After evaluation, these findings were determined to be consistent with mild and transient myocarditis.

While we have attempted to address the serious adverse events in our FLT180a and FLT190 clinical trials through adjusting dose levels, evolving our prophylactic immune management regime using oral prednisolone and tacrolimus to control immune response, and enhancing our close monitoring program, as well as implementing additional safety measures, or in some cases those serious adverse events resolved without additional treatment, there is no assurance that we will be able to demonstrate to the FDA, MHRA, EMA or other regulatory authorities that we have adequately addressed those serious adverse events. Similarly, we may observe other adverse events or serious adverse events in our ongoing clinical trials, or in any other clinical trials that we may conduct in the future. If we are unable to demonstrate that such adverse events and serious adverse events have been adequately addressed or that they were caused by the administration process or related procedures, the FDA, MHRA, EMA or other regulatory authorities could order us to cease further development of, or deny approval of, our product candidates.

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

Additionally, if we or others later identify undesirable side effects caused by any of our product candidates, several potentially significant negative consequences could result, including:

•	regulatory authorities may suspend and/or revoke approvals of such product candidate;
•	regulatory authorities may require additional warnings on the label or a REMS;
•	we may be required to change the way a product candidate is administered or conduct additional clinical trials;
•	we could be sued and held liable for harm caused to patients; and
•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates.

Gene therapies are novel, complex and difficult to manufacture. We have a limited manufacturing history and could experience production problems that result in delays in our development or commercialization programs or otherwise adversely affect our business.

Our product candidates require processing steps that are more complex than those required for most chemical pharmaceuticals. Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic such as our modified virus generally cannot be fully characterized. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner. Accordingly, we employ multiple steps to control our manufacturing processes to assure that our product candidates are made strictly and consistently in compliance with applicable regulatory protocols. Problems with the manufacturing processes, including even minor deviations from the normal processes, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory. See “—Increased regulatory scrutiny of chemistry, manufacturing and controls for gene therapies could result in delays in our development or commercialization programs or otherwise adversely affect our business.”

In addition, the FDA, MHRA, EMA and other regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, MHRA, EMA or other regulatory authorities may require that we not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing processes, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects.

We have a limited history of manufacturing our product candidates. The manufacturing processes we use to produce FLT180a, FLT190 and FLT201 are complex and there are no assurances that we will be able to produce sufficient quantities of FLT180a, FLT190, FLT201 or any other product candidates we may seek to develop, or that we will be able to produce FLT180a, FLT190, FLT201 or any other product candidates we may seek to develop, at either the anticipated or a competitive cost or otherwise on acceptable terms, due to several factors, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error, higher costs resulting from inflation, COVID-19, disruptions in the operations of our suppliers, or changes to the manufacturing processes or requirements due to feedback from regulators or otherwise. Our history of manufacturing our product candidates using our new suspension manufacturing platform process is particularly limited. We have demonstrated the scalability of our new suspension manufacturing platform process up to 200L with one of our product candidates and intend to further scale up to 500L and greater, if needed, but there are no assurances that we will be able to do so without sacrificing vector quality or potency. Even if we are successful, we have not yet selected a CMO partner, and there are no assurances that we will be able to transfer the technology to the chosen CMO at sufficient scale or at a competitive cost. We plan to continue to use one or more qualified CMOs for the supply of product for our clinical trials, and one or more qualified CROs for product release assays. As a result, the supply of product for our clinical trials is reliant upon the performance of these outsourced organizations and on the service and raw material suppliers that they rely on. Many of the raw materials that are used in our manufacturing processes are also used in COVID-19 vaccine production or COVID-19 testing. COVID-19 vaccine manufacturing and testing have been prioritized in response to the global COVID-19 pandemic and, as a result, have resulted in supply shortages and delays that have negatively impacted our manufacturing plans. See “—The COVID-19 pandemic has resulted, and may continue to result, in disruptions to our clinical trials, manufacturing and other business operations, which could have a material adverse effect on our business, financial condition, operations and prospects.” We expect these supply shortages and delays to continue for at least as long as the production, testing and distribution of COVID-19 vaccines and tests continue to be prioritized by national governments and the biopharmaceutical manufacturing and supply chain. See “—Risks Related to Our Reliance on Third Parties—We rely, and expect to continue to rely, on third parties to conduct our product manufacturing and testing for the foreseeable future, and these third parties may not perform satisfactorily.” Any failure to produce clinical or commercial materials at sufficient scale or otherwise meet demand to support the initiation of our clinical trials or a commercial launch of our product candidates, and any inability to produce such clinical or commercial materials at either the anticipated or a competitive cost or otherwise on acceptable terms, could delay or prevent the development of our product candidates and would have a negative impact on our business, financial condition and results of operations.

Any contamination in our manufacturing processes, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical development or marketing schedules.

Given the nature of biologics manufacturing, there is a risk of contamination. Any contamination could adversely affect our ability to produce product candidates on schedule, as well as result in the need to recall released product, and could, therefore, harm our results of operations and cause reputational damage. Some of the raw materials required in our manufacturing processes are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of our product candidates, could adversely impact or disrupt the commercial manufacturing or the production of clinical material and, if any of our product candidates are approved, commercial manufacturing of these approved products. Any of these factors could adversely affect our development timelines and our business, financial condition, results of operations and prospects.

We may not be successful in our efforts to identify or discover additional product candidates and may fail to capitalize on programs or product candidates that may be a greater commercial opportunity or for which there is a greater likelihood of success.

The success of our business depends upon our ability to identify, develop and commercialize a pipeline of gene therapy treatments for well-known monogenic recessive diseases, such as hemophilia B and lysosomal storage disorders, or LSDs, like Fabry disease and Gaucher disease, as well as more novel gene therapy targets. Research programs to identify new product candidates require substantial technical, financial and human resources. Although our product candidates are currently in clinical development, we may fail to identify other potential product candidates for clinical development for several reasons. For example, our research may be unsuccessful in identifying additional potential product candidates, or our potential product candidates may be shown to have harmful side effects, may be commercially impracticable to manufacture or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

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

Companion diagnostics are subject to regulation by the FDA and comparable foreign regulatory authorities as medical devices and require separate clearance or approval prior to their use in some clinical trials and commercialization. We may encounter difficulties in developing and obtaining clearance or approval for these companion diagnostics. Any delay or failure by us or third-party collaborators to develop or obtain regulatory clearance or approval of a companion diagnostic could delay or prevent approval of our related product candidates. We expect the regulatory environment for companion diagnostics in the European Union to substantially change in May 2022 when the IVD Regulation comes into application (although transitional provisions apply). Under the new IVD Regulation, a specific definition of companion diagnostics has now been included, and these devices will have to undergo conformity assessment by a notified body before being placed on the EU market. Before it can issue a certificate of conformity, the notified body will have to seek a scientific opinion from the EMA or the relevant national competent authority on the suitability of the companion diagnostic to the medicinal product concerned. Finally, identifying a manufacturer of the companion diagnostic and entering into an agreement with the manufacturer could also delay the development of our product candidates. As a result of these factors, we may be unable to successfully develop and realize the commercial potential of any product candidates we may identify and develop which would negatively impact our business, financial condition, results of operations and prospects.

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

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct some of our preclinical studies and our clinical trials in accordance with applicable regulatory requirements and to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We, our third-party contractors involved in our pre-clinical studies and clinical trials and our CROs are required to comply with good laboratory practices, or GLP, or GCP requirements, which are regulations and guidelines enforced by the FDA, the MHRA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we fail to exercise adequate oversight over any of our CROs or if we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, MHRA, EMA or other regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon a regulatory inspection of us or our CROs or other third parties performing services in connection with our clinical trials, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under applicable cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

In addition, investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such arm’s length services, and may have other financial interests in our company. We are required to collect and provide financial disclosure notifications or certifications for our clinical investigators to the FDA, MHRA and EMA and other regulatory bodies and ethics committees. If the FDA, MHRA, EMA or other regulatory bodies conclude that a financial relationship between a clinical investigator and us has created a conflict of interest or otherwise affected interpretation of the trial, the FDA, MHRA, EMA or other regulatory body may question the continuation of the clinical trials, the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA, MHRA, or EMA and may ultimately lead to the denial of marketing approval of our current and future product candidates.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor or other third party will discover our trade secrets or that our trade secrets will be misappropriated or disclosed.

We have engaged CMOs and CROs to manufacture our product candidates, FLT180a, FLT190, and FLT201, and to perform quality testing, and because we collaborate with various organizations and academic institutions for the advancement of our gene therapy platform, we must, at times, share our proprietary technology and confidential information, including trade secrets. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, master service agreements, consulting agreements and other similar agreements with our collaborators, advisors, employees, consultants and contractors (including CMOs and CROs) prior to beginning research or disclosing any proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors or other third parties, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s or other third party’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure of such technology or information would impair our competitive position and may have an adverse effect on our business, financial condition, results of operations and prospects. For more information on risks relating to our reliance on trade secrets, see “—Risks Related to Our Intellectual Property.”

We rely, and expect to continue to rely, on third parties to conduct our product manufacturing and testing for the foreseeable future, and these third parties may not perform satisfactorily.

We currently rely on CMOs for the manufacturing of clinical batches and CROs to test them, and intend to continue to rely on third parties to manufacture our preclinical study and clinical trial product supplies. Supply requirements for our ongoing clinical trials have been, and supply requirements for our future clinical trials will be, manufactured by cGMP compliant third-party manufacturers. For example, we are party to a development and manufacturing services agreement and a dedicated manufacturing and commercial supply agreement with Brammer (part of Thermo Fisher Scientific), pursuant to which we manufactured FLT180a and FLT201 for our ongoing clinical trials and plan to manufacture FLT180a for our planned Phase 3 pivotal trial and, if approved, commercialization. We are also party to a services agreement with Henogen SA, or Henogen (also part of Thermo Fisher Scientific), pursuant to which we manufactured FLT190 for our ongoing Phase 1/2 MARVEL-1 clinical trial. Both Brammer and Henogen are full service CMOs that provide services to a number of other companies in addition to us, and as a result, may experience competing customer demands. We have service agreements with a number of CROs that provide analytical testing to support manufacturing and product release. These CROs provide services to multiple clients and as a result may experience competing customer demands, including those related to COVID-19 testing and COVID-19 vaccine testing.

If these third-party manufacturers do not successfully carry out their contractual obligations, meet expected deadlines or have sufficient capacity with respect to producing our product candidates as a result of competing demands on their manufacturing capacity or as a result of impacts of COVID-19, or manufacture our product candidates in accordance with regulatory requirements or if there are disagreements between us and these third-party manufacturers, we will not be able to supply the material needed in order to complete preclinical studies required to support future IND submissions and the future clinical trials required for regulatory approval of FLT180a, FLT190, FLT201 or any other product candidates we may develop, or we may be delayed in completing these studies and trials. In such instances, we may need to enter into an appropriate replacement third-party relationship, which may not be readily available or available on acceptable terms, which would cause additional delay or increased expense prior to the approval of FLT180a, FLT190, FLT201 or any of our other product candidates we may develop and would thereby have a negative impact on our business, financial condition, results of operations and prospects.

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

Our future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any products that receive regulatory approval on a timely and competitive basis.

The failure of any third-party manufacturing facility we rely on for commercial supply to comply with applicable regulations could significantly and adversely affect supplies of our products and product candidates.

The preparation of therapeutics for clinical trials or commercial sale is subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in clinical trials must be manufactured in accordance with cGMP requirements. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of outside agents or other contaminants, or to inadvertent changes in the properties or stability of a product candidate that may not be detectable in final product testing. We must supply all necessary documentation in support of a BLA, MAA or other marketing authorization application on a timely basis and must adhere to the FDA’s, EMA’s or MHRA’s cGMP requirements, which are enforced through inspection programs. Any third-party facilities we utilize for commercial supply and the associated quality systems must pass an inspection for compliance with the applicable regulations as a condition of regulatory approval. In addition, the regulatory authorities may, at any time, audit or inspect the third-party manufacturing facility or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a plant inspection, the BLA or MAA will not be approved.

If our CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, MHRA, EMA or other regulatory authorities, we will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. If our CROs cannot successfully execute our tests in compliance with the strict regulatory requirements of the FDA, MHRA, EMA or other regulatory authorities, we will not be able to secure and/or maintain regulatory approval for their testing facilities. In addition, we have no direct control over the ability of our CMOs or CROs to maintain adequate quality control, quality assurance and qualified personnel. As a result of the COVID-19 pandemic and responses to it, in many cases we have been unable to perform audits of the facilities of our material and service providers to ensure their processes, methods and equipment are compliant with cGMP. Furthermore, all of our CMOs and CROs are engaged with other companies to supply and/or manufacture materials or products for such companies, which expose our CMOs and CROs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may adversely affect the regulatory clearance of our CMOs’ and CROs’ facilities. Our failure, or the failure of third parties, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or revocation of approvals, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and product candidates.

We are dependent on a limited number of suppliers and, in some instances, a sole supplier, for some of our components and materials used in our product candidates. If these suppliers do not or are unable to supply us with necessary components within the needed timeframe, then we may experience delays in the development of our product candidates.

We currently depend on a limited number of suppliers and, in some instances, a sole supplier, for some of the components and equipment necessary for the production of our viral vectors and drug product. In particular, we are dependent on Aldevron LLC for plasmids, and on Pall Corporation for iCELLis® bioreactors and components used in our adherent cGMP production process. We may not be able to enter into longer-term supply agreements to assure supply of these components and equipment. Moreover, we cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. Our use of a sole or a limited number of suppliers of raw materials, components and finished goods exposes us to several risks, including disruptions in supply, price increases, late deliveries and an inability to meet customer demand. There are, in general, relatively few alternative sources of supply for these components, and in some cases, no alternatives. These vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. Establishing additional or replacement suppliers for these components could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any supplier or manufacturing location, including those in China, could lead to supply delays or interruptions that would damage our business, financial condition, results of operations and prospects. Many of these components and raw materials are used in the manufacture of COVID-19 vaccine and are therefore currently subject to significant demand with associated increase in lead times for supply. This creates an increased risk of supply shortage and potential delays in our ability to manufacture our viral vectors and product candidates.

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
•

an inability to obtain or delay in obtaining supply due to global supply chain disruptions or general economic disruptions, including as a result of geopolitical events, global pandemics or natural disasters.

If any of these risks materialize, costs could significantly increase and our ability to conduct our clinical trials and, if our product candidates are approved, to meet demand for our products could be adversely impacted.

Risks Related to Commercialization of Our Product Candidates

We currently have no marketing or sales force. If we are unable to establish effective sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates that may be approved, we may not be successful in commercializing our product candidates if and when approved, and we may be unable to generate any product revenue.

If our ongoing and planned clinical trials are successful and one of our product candidates is approved for commercialization, we may seek to commercialize it in the United States and Europe directly with a relatively small, specialized sales force given the orphan indication. However, we currently do not have an established marketing or sales team for the marketing, sale and distribution of any of our product candidates. In order to commercialize one of our product candidates, if approved, we must build, on a territory-by-territory basis, marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. Our overall success will also depend on our ability to attract and retain subject matter experts in market access who can successfully execute on our pricing and reimbursement strategies.

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
•

the inability of sales personnel to obtain access to physicians and educate them on the potential benefits of our product candidates so that adequate numbers of physicians decide to prescribe any future product that we may develop;

•	delays in commercialization due to COVID-19; and
•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue or the profitability to us from these revenue streams is likely to be lower than if we were to market and sell any product candidates that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties and any of them may fail to devote the necessary resources and attention to sell and market our product candidates effectively. In addition, we can be held responsible for any legal or regulatory non-compliance by such third parties in selling or marketing our product candidates. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we may not be successful in commercializing our product candidates.

Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources given the low incidence and prevalence of hemophilia B, Fabry disease and Gaucher disease and may never be successful. Such efforts may require more resources than are typically required due to the complexity and uniqueness of our product candidates and the indications we are targeting. Even if our product candidates are approved, if we are unable to successfully market our products, we will not be able to generate significant revenues from such products, if approved.

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

We are aware of a number of companies focused on developing gene therapies in various indications, including, but not limited to, AVROBIO, Inc., or AVROBIO, 4D Molecular Therapeutics, Inc., or 4D Molecular, GeneVentiv Therapeutics, Inc., or GeneVentiv, Pfizer Inc., or Pfizer (by itself and through a partnership with Spark Therapeutics, Inc., or Spark Therapeutics (a wholly-owned subsidiary of Roche Holdings AG, or Roche)), Sangamo Therapeutics, Inc., or Sangamo, and uniQure N.V., or uniQure (licensed to CSL Behring, a subsidiary of CSL Limited, or CSL Behring), as well as several companies addressing other methods for modifying genes and regulating gene expression.

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources, such as larger research and development, clinical, marketing and manufacturing organizations. Some of our competitors, alone or with their strategic partners, have longer standing relationships with key stakeholders, such as prescribing clinicians and patient organizations, in the hemophilia B, Fabry and Gaucher disease communities, which may put them at an advantage when marketing a gene therapy product. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product candidate that we may develop. Competitors also may obtain FDA, MHRA, European Commission or other regulatory approval for their products more rapidly or earlier than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Under current technology, AAV-based gene therapies can only be administered once to any given patient. As a result, if a patient has been treated with an AAV-based gene therapy by a competitor, that patient will no longer be eligible to be treated with an AAV-based gene therapy by us. Additionally, technologies developed by our competitors may render our product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates.

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

Further, there are several factors that could contribute to making the actual number of patients who receive our potential products, if and when approved, less than the potentially addressable market. These include the lack of widespread availability of, and limited reimbursement for, new therapies in many underdeveloped markets. Further, the severity of the progression of a disease up to the time of treatment will likely diminish the total potential therapeutic benefit conferred by a gene therapy due to irreversible organ or tissue damage (for example, target joints in the context of hemophilia B and kidney and/or heart failure in the context of Fabry disease). Additionally, some patients may be treated with one of our competitors’ AAV-based gene therapies first, which under current technology would make them ineligible to be treated with an AAV-based gene therapy by us. Lastly, certain patients’ immune systems might prohibit the successful delivery of certain gene therapy products to the target tissue, thereby limiting the treatment outcomes. Many individuals develop a humoral, or antibody-based, immune response due to infection with wild-type AAV during their lifetime. This infection, which is typically asymptomatic, often results in persistent titers of anti-AAV antibodies sufficient to neutralize any subsequent introduction of AAV serotypes. Such pre-existing neutralizing antibodies have been shown to adversely affect the gene transfer efficiency of AAV vectors. Based on preclinical studies, we believe approximately 50% of the population have antibodies to AAVS3 that prevent AAVS3-based gene therapies from working effectively.

The commercial success of our product candidates will depend upon their degree of market acceptance by physicians, patients, third-party payors and others in the medical community.

Ethical, social and legal concerns about gene therapy could result in additional regulations restricting or prohibiting our product candidates, if and when approved. Even with the requisite approvals from the FDA, MHRA, European Commission and other regulatory authorities internationally, the commercial success of our product candidates will depend, in part, on the acceptance of physicians, patients and third-party payors of gene therapy products in general, and our product candidates in particular, as medically necessary, cost-effective and safe. Any product that we commercialize may not gain acceptance by physicians, patients, third-party payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of gene therapy products and, in particular, our product candidates, if approved for commercial sale, will depend on several factors, including:

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

•	the availability of some or all of the drug product used in the prophylactic immune management regimen in certain markets;
•	the availability and cost of treatment relative to alternative treatments, including the costs associated with administration and monitoring;
•	the availability of necessary infrastructure and skilled staff within national healthcare systems;
•	a patient awareness of, and willingness to seek, diagnosis as appropriate and indicated;
•	the willingness of physicians to prescribe, and the target patient population to try, new therapies;
•	the prevalence and severity of any side effects;
•	product labeling or product insert requirements of the FDA, MHRA, EMA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;
•	the timing of market introduction of competitive products;
•	patient willingness to undergo invasive medical procedures;

•	publicity concerning our product candidates or competing products and treatments;
•	any restrictions on the use of our products together with other medications; and
•	favorable third-party payor coverage and adequate reimbursement.

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

In connection with the clinical development of our drug candidates for certain indications, we are developing companion diagnostic tests to identify patient subsets within a disease category who may derive selective and meaningful benefit from our drug candidates. For example, we have developed a proprietary, cell-based TIA to assess patients for pre-existing neutralizing antibodies to our AAVS3 capsid, which we plan to continue to develop and for which we plan to seek regulatory approval in parallel with our FLT180a program. Companion diagnostics, such as TIA, would be used during our clinical trials and ultimately are intended for use with our commercial products, if approved by the FDA or other regulatory authorities. To be successful, we will need to address a number of scientific, technical, regulatory and logistical challenges. The FDA and other regulatory agencies regulate in vitro companion diagnostics as medical devices and, under that regulatory framework, will require the test to be analytically validated and used for patient selection in the clinical trial, which we expect will require separate regulatory clearance or approval prior to commercialization if not already cleared or approved.

It may be necessary to resolve issues such as selectivity/specificity, analytical validation, reproducibility, or clinical validation of companion diagnostics during the development and regulatory approval processes. Moreover, even if data from preclinical studies and early clinical trials appear to support development of a companion diagnostic for a product candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. We may encounter difficulties in developing, obtaining regulatory clearance or approval for, manufacturing and commercializing companion diagnostics similar to those we face with respect to our therapeutic candidates themselves, including issues with achieving regulatory clearance or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance. If we are unable to successfully develop companion diagnostics for these therapeutic drug candidates, or experience delays in doing so, the development of these therapeutic drug candidates may be adversely affected, these therapeutic drug candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of these therapeutics that obtain marketing approval. As a result, our business, results of operations and financial condition and prospects could be materially harmed.

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

Within the European Union and in the United Kingdom, newly approved products must usually undergo reimbursement assessment for the purposes of inclusion in national health systems. In some countries this process may result in delays. Reimbursement frequently involves assessment of cost-effectiveness, which is challenging in relation to gene therapy products, because of initial costs, which are usually high, lack of data confirming long-term benefit and limited experience with novel pricing arrangements.

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

Currently, at least one gene therapy product has been approved for coverage and reimbursement by CMS, the agency responsible for administering the Medicare program, but it is still difficult to predict what CMS will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these types of products. Although a new rule finalized by CMS for the Medicaid Drug Rebate Program increased flexibility regarding the manner in which manufacturers may offer value-based discounting arrangements, CMS has delayed one key aspect of that rule that permits manufacturers to calculate “multiple Best Prices” for such arrangements. This delay may further postpone uptake of innovative contracting strategies for gene therapy treatments. Moreover, reimbursement agencies in the United Kingdom or European Union may be more conservative than the CMS. For example, several pharmaceutical products have been approved for reimbursement in the United States and have not been approved for reimbursement in the United Kingdom and certain EU Member States. It is difficult to predict what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. The U.S. government, U.S. state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to product pricing, contain the cost of drugs, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. See “—Healthcare legislative reform measures may have a negative impact on our business and results of operations.”

Outside the United States, medicines generally are subject to extensive government price controls and other market regulations, and increasing emphasis on cost-containment initiatives in the European Union, Canada and other countries may put pricing pressure on us. For example, when gene therapy products are approved in the European Union, it can take some time for them to be widely commercially available, if at all. In many countries, the prices of medicinal products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medicinal products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our product candidates may be reduced compared with the United States and may be insufficient to generate commercially reasonable product revenues.

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

Moreover, increasing efforts by government and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. Payors increasingly are considering new metrics as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. The existing data for reimbursement based on some of these metrics is relatively limited, although certain states have begun to survey acquisition cost data for the purpose of setting Medicaid reimbursement rates, and CMS has begun making pharmacy National Average Drug Acquisition Cost publicly available on at least a monthly basis. Therefore, it may be difficult to project the impact of these evolving reimbursement metrics on the willingness of payors to cover product candidates that we or our partners are able to commercialize. Additionally, payors have employed the use of accumulator adjustment programs that do not consider amounts paid by pharmaceutical copay assistance programs as counting towards a patient’s deductible or other out-of-pocket costs. Under new rules promulgated by CMS that will take effect January 1, 2023, such accumulator adjustment (or similar) programs could affect the amount of rebates owed by manufacturers under the Medicaid Drug Rebate Program or affect the ability to offer various forms of patient support, including copay assistance. However, certain states have passed laws prohibiting third-party payors from utilizing accumulator programs. Congress has also introduced legislation that would prohibit third-party payors from using accumulator programs. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products such as ours.

Due to the generally limited addressable market for our target orphan indications and the potential for our product candidates to offer therapeutic benefit in a single administration, we face uncertainty related to pricing and reimbursement for these product candidates.

The relatively small market size for orphan indications and the potential for long-term therapeutic benefit from a single administration present particular challenges to pricing review and negotiation for our product candidates for which we may obtain marketing authorization. The patient populations for our product candidates targeted at orphan disease, including hemophilia B, Fabry disease and Gaucher disease, are relatively small. If we are unable to obtain adequate levels of reimbursement relative to the small market size in our target orphan indications, our ability to support our development and commercial infrastructure and to successfully market and sell our product candidates for which we may obtain marketing approval will be adversely affected.

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

Our commercial success will depend in large part on us and our licensors obtaining and maintaining patent, trademark, trade secret and other intellectual property protection, as appropriate, of our proprietary technologies, such as our proprietary capsid, gene therapy platform, and product candidates, which include FLT180a, FLT190, FLT201 and other programs, their respective components, formulations, therapies, methods used to manufacture them and methods of treatment, as well as successfully defending our owned and licensed patents against third-party challenges. Our current patent portfolio contains a limited number of patent applications, some of which are in-licensed from third parties and relate to components of gene therapy vectors and methods of use of those vectors. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing products similar or identical to our product candidates is dependent upon the extent to which we and our licensors have rights under valid and enforceable patents or trade secrets that cover these activities. If we are unable to secure and maintain patent protection for any product or technology we develop, or if the scope of the patent protection secured is not sufficiently broad, subject to any regulatory exclusivity such as orphan drug designation, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop may be adversely affected.

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

For example, we are a party to license agreements with University College London Business, or UCLB, pursuant to which we in-license key patents and patent applications for our proprietary capsid used in our FLT180a, FLT190 and FLT201 product candidates, and possible future product candidates and other technology used in our FLT180a and FLT190 product candidates. Our current license agreements impose, and future agreements may impose, various diligence, commercialization, milestone payment, royalty, insurance and other obligations on us and require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. If we fail to comply with these obligations, our licensors may have the right to terminate our license, in which event we would not be able to develop or market products containing our proprietary capsid, our FLT180a, FLT190 and FLT201 product candidates, or any other technologies or product candidates covered by the intellectual property licensed under these agreements. For example, our license agreement with UCLB imposes various due diligence, development and commercialization obligations, milestone payments, royalties and other obligations on us, including, for example, an obligation to use commercially reasonable efforts to develop, exploit and market products directed to hemophilia B and Fabry disease.

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

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected technology or product candidates. As a result, any termination of or disputes over our intellectual property licenses could result in the loss of our ability to develop and commercialize our FLT180a, FLT190 and FLT201 product candidates, or we could lose other significant rights, experience significant delays in the development and commercialization of our product candidates, or incur liability for damages, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with our product candidates.

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

We currently license an issued U.S. composition of matter patent covering the transgene component of our FLT190 product candidate for the treatment of Fabry disease, but do not own or license any issued composition of matter patents covering the transgene component of any of our other product candidates, and we cannot be certain that any of our pending patent applications will result in issued patent claims covering such aspects of our other product candidates.

Composition of matter patents on the active pharmaceutical ingredient, or API, in prescription drug products are generally considered to be the strongest form of intellectual property protection for drug products because those types of patents provide protection without regard to any particular method of use or manufacture or formulation of the API used. We currently license one issued composition of matter U.S. patent that relates to our proprietary capsid, which is present in our FLT180a, FLT190 and FLT201 product candidates, as well as other product candidates in earlier stages of development. We additionally license one issued composition of matter U.S. patent that relates to our FRE1 promoter, which is present in our FLT180a and FLT190 product candidates. However, we do not own or in-license any issued composition of matter patents in the United States or any other jurisdiction with respect to the transgene component of our FLT180a and FLT201 product candidates and although we in-license an issued composition of matter patent in the United States with respect to the transgene component of our FLT190 product candidate, we do not own any issued composition of matter patents in the United States with respect to the transgene component of our FLT190 product candidate. We further do not own any U.S. or foreign issued patents covering our FLT180a, FLT190 and FLT201 product candidates. We are pursuing claims in our pending owned or licensed patent applications that cover the transgene component of FLT180a, FLT190, FLT201, and our pre-candidate products. However, there can be no assurance that any such patent applications will issue as granted patents. We cannot be certain that claims in any future patents issuing from our pending owned or licensed patent applications or our future owned or licensed patent applications will cover our current or future product candidates.

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

Numerous issued patents and pending patent applications that are owned by third parties exist in the fields in which we are developing our product candidates including patents and patent applications relating to, among other things, FIX nucleic acids and AAV vectors comprising such nucleic acids, as well as AAV capsid proteins, AAV formulations and AAV manufacturing and analytical methods. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, the claim scope that may issue from pending patent applications owned by third parties or which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties, including our competitors, may allege they have patent rights encompassing our product candidates, technologies or methods and that we are employing their proprietary technology without authorization.

If third parties, including our competitors, believe that one or more of our product candidates infringe their patents, including if and when our product candidates are approved by the FDA or other regulatory authorities outside of the United States, such third parties may, to the extent such patents are in force at that time, seek to enforce their patents against us by filing a patent infringement lawsuit against us. For example, we are aware of several patents and pending patent applications owned and/or controlled by one of our competitors, uniQure, which include issued claims directed to FIX nucleic acids and polypeptides, liver-specific transcriptional regulatory elements and expression cassettes and vectors containing the same, and methods of using such vectors for gene therapy. We are also aware that certain of these patents may have been exclusively licensed to CSL Behring by uniQure. We are also aware of several patents and pending patent applications owned and/or controlled by Children’s Hospital of Philadelphia, which include pending or issued claims directed to vectors containing FIX-encoding nucleic acids and certain AAV formulations. We are additionally aware of third-party owned pending applications and issued patents, including an issued US patent, wherein the claims are directed to methods for determining anti-AAV neutralizing antibody titres.

If uniQure, Children’s Hospital of Philadelphia or other third parties or any of their respective licensees (including CSL Behring) were to assert these patents against us, we believe we would have defenses against any such assertion; however there can be no assurance that any such defenses will be successful. If any third party, including uniQure, Children’s Hospital of Philadelphia or any of their respective licensees (including CSL Behring) were to assert these or any other patents against us and we are unable to successfully defend against any such assertion, we may be required, including by court order, to cease the development and commercialization of the infringing product candidate or technology, which may include ceasing the development and commercialization of FLT180a, FLT190, FLT201 and/or our companion diagnostic assays, depending on the patents that are asserted. We could also be required to pay damages, which could be significant, including treble damages and attorneys’ fees if we are found to have willfully infringed such patents. We could also be required to obtain a license to such patents in order to continue the development and commercialization of the infringing product candidate or technology, however, such a license may not be available on commercially reasonable terms or at all, including because certain of these patents are held by or may be licensed to our competitors. Even if such license were available, it may require substantial payments and it may only be available on a non-exclusive basis, in which case third parties, including our competitors, could use the same licensed intellectual property to compete with us. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to necessary or useful third-party intellectual property to advance our research or allow commercialization of our product candidates and we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates.

We may choose to challenge, including in connection with any allegation of patent infringement by a third party, the patentability, validity or enforceability of any third-party patent that we believe may have applicability in our field, including the above-mentioned uniQure and Children’s Hospital of Philadelphia patents, and any other third-party patent that may be asserted against us. Such challenges may be brought either in court or by requesting that the USPTO, European Patent Office, or EPO, or other foreign patent offices review the patent claims, such as in an ex-parte re-examination, inter partes review, post-grant review proceeding or opposition proceeding. Third parties may also challenge such patents. For example, we are aware of one terminated inter partes review proceeding brought by Pfizer against a uniQure patent drawn to FIX that resulted in cancellation of the most relevant claims. In addition, three additional inter partes review proceedings have been instituted by the U.S. Patent Trial and Appeal Board, which were again brought by Pfizer against two additional patents owned by uniQure related to FIX. However, there can be no assurance that any such challenge by us or any third party, including the additional challenges by Pfizer against the uniQure patents, will be successful. Even if such proceedings are successful, these proceedings are expensive and may consume our time or other resources, or distract our management and technical personnel, and the costs of these opposition proceedings could be substantial. If a favorable result in court, at the USPTO, EPO or other patent office is not obtained, we may be exposed to patent litigation by a third party, including uniQure, Children’s Hospital of Philadelphia and/or any of their respective licensees (including CSL Behring), alleging that their patent rights are infringed by our product candidates or proprietary technologies. We may not have sufficient financial or other resources to adequately conduct these types of litigation or proceedings. There can be no assurance that our defenses of non-infringement, invalidity or unenforceability will succeed. In this regard, patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof.

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

Presently, we rely on intellectual property rights through licenses from third parties to develop, manufacture and commercialize our FLT180a, FLT190, FLT201 product candidates and any future product candidates. Additionally, we are developing companion diagnostic tests, such as our proprietary, cell-based TIA that may be required by the FDA or comparable foreign regulatory authorities to be used with our product candidates, which test or tests may be covered by intellectual property rights held by others. Because the commercialization of our technologies and product candidates may require the use of additional intellectual property rights held by third parties, the growth of our business likely will depend, in part, on our ability to acquire or license these intellectual property rights. Our product candidates may also require specific formulations to work effectively and efficiently and these rights may be held by others.

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

No earlier than October 1, 2022, European patent applications will soon have the possibility, upon grant of a patent, of becoming Unitary Patents, or UP, which will be subject to the jurisdiction of the Unitary Patent Court, or UPC, and will be enforceable and revokable across the UPC jurisdiction of participating countries in a single action. The UPC will have jurisdiction over not only UPs but also over European patents that are validated in a UPC-participating country, unless these are opted-out during the initial period when the possibility to opt out exists. This will be the most significant change in European patent practice in forty years. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation before it.

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

As of March 15, 2022, we have three registered trademarks relating to the Freeline name and stylized word in the United States, and corresponding trademark registrations have been obtained in some other jurisdictions. However, our pending and future trademark applications in the United States and other jurisdictions may not be allowed or may subsequently be opposed. Once filed and registered, our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Government Regulation

Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize our product candidates and the approval may be for a narrower indication than we seek.

We cannot commercialize a product candidate until the appropriate regulatory authorities have reviewed and approved the product candidate. The FDA must review and approve any new pharmaceutical or biological product before it can be marketed and sold in the United States. The FDA regulatory review and approval process, which includes evaluation of preclinical studies and clinical trials of a product candidate and proposed labeling, as well as the evaluation of the manufacturing process and manufacturers’ facilities, is lengthy, expensive and uncertain. To obtain approval, we must, among other things, demonstrate with substantial evidence from well-controlled clinical trials that the product candidate is both safe and effective for each indication where approval is sought. Even if our product candidates meet the FDA’s safety and efficacy endpoints in clinical trials, the FDA may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. The FDA has substantial discretion in the review and approval process and may refuse to file our application for substantive review or may determine after review of our data that our application is insufficient to allow approval of our product candidates. The FDA may require that we conduct additional preclinical studies, clinical trials or manufacturing validation studies and submit that data before it will reconsider our application. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process. For example, recently, in part due to questions raised by the process underlying the approval of the Alzheimer’s disease drug Aduhelm®, government authorities and other stakeholders have been scrutinizing the accelerated approval pathway, with some stakeholders advocating for reforms. Even prior to the Aduhelm approval, the FDA has held Oncologic Drugs Advisory Committee meetings to discuss accelerated approvals for which confirmatory trials have not verified clinical benefit. Such scrutiny, among other factors, has resulted in voluntary withdrawals of certain products and indications approved on an accelerated basis. Moreover, spurred by the Aduhelm controversy, the HHS Office of Inspector General has initiated an assessment of how the FDA implements the accelerated approval pathway. In addition, Members of Congress have introduced proposed legislation to revise the statutory accelerated approval pathway. At this time, it is not clear what, if any, impact these developments may have on the statutory accelerated approval pathway or our business, financial condition, results of operations or prospects. A similar review may occur in the United Kingdom and European Union, where similar uncertainties exist.

The FDA, MHRA, European Commission or other regulatory authorities also may approve a product candidate for more limited indications than requested or may impose significant limitations in the form of narrow indications, warnings or a REMS/risk minimization measure. These regulatory authorities may require precautions or contraindications with respect to conditions of use or may grant approval subject to the performance of costly post-marketing clinical trials. In addition, the FDA, MHRA, European Commission or other regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. Any of the foregoing scenarios could harm the commercial prospects for our product candidates and negatively impact our business, financial condition, results of operations and prospects.

Delays in obtaining regulatory approval of our manufacturing process and any facility we may eventually establish or disruptions in our manufacturing process may delay or disrupt our product development and commercialization efforts.

Before we can begin to commercially manufacture our product candidates, whether in a third-party facility or our own facility, if established, we must obtain regulatory approval from the FDA for our manufacturing process and any such facility. A manufacturing authorization must also be obtained from the appropriate regulatory authorities in the United Kingdom and European Union. In addition, we or a third-party manufacturer must typically pass a pre-approval inspection of the manufacturing facility by the FDA or other relevant authorities before our product candidates can obtain marketing approval. In order to obtain approval, we will need to ensure that all of our processes, methods and equipment are compliant with cGMP, and perform extensive audits of vendors, contract laboratories and suppliers. If any of our vendors, contract laboratories or suppliers are found to be noncompliant with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy the violation or to identify suitable replacement vendors. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. In complying with cGMP, we will be obligated to expend time, money and effort in production, recordkeeping and quality control to assure that our product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may not be permitted to sell any product candidate that we may develop.

If we or our third-party manufacturers fail to comply with applicable cGMP regulations, the FDA, MHRA, EMA, European Commission and other regulatory authorities can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new product candidate or suspension or revocation of a pre-existing approval. Such an occurrence may cause our business, financial condition, results of operations and prospects to be harmed.

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

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate products for relatively small patient populations as orphan drugs. In contrast, the orphan drug regime in the United Kingdom does not include a step of designating a product candidate as an orphan drug prior to the authorization process. Under the Orphan Drug Act of 1983, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as having a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the European Commission, based on the scientific assessment by the EMA’s Committee for Orphan Medicinal Products, grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, orphan designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biologic product.

Although we have received orphan drug designation for each of our product candidates from the FDA in the United States and from the European Commission in the European Union, the designation of a product candidate as an orphan product does not guarantee that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as our product candidates prior to our product candidates receiving marketing approval and orphan exclusivity. For example, we are aware that Spark Therapeutics and uniQure were also granted orphan product designation by the European Commission and FDA for their product candidates for the treatment of hemophilia B, and 4D Molecular was also granted orphan product designation for its product candidate for the treatment of Fabry disease. As a result, there can be no assurance that FLT180a or FLT190 will receive marketing approval or orphan exclusivity for the applicable period.

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the European Commission from approving another marketing application for a product that constitutes the same or similar drug treating the same indication for that marketing exclusivity period, except in limited circumstances. Similarly, in the United Kingdom, if a product receives the first marketing approval in an indication and obtains orphan drug status on authorization, MHRA is precluded from approving another marketing application for a product that constitutes the same or similar drug treating the same indication for that marketing exclusivity period, except in limited circumstances. If another sponsor receives such approval for a similar product or in a similar indication before we do (regardless of our orphan drug designation), we may be precluded from receiving marketing approval for our product candidates for the applicable exclusivity period. The applicable period is seven years in the United States and ten years in the European Union and United Kingdom (although the regime is currently being reviewed in the European Union which may lead to changes to this exclusivity period). The exclusivity period in the European Union and United Kingdom can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition. The most common approach to overcoming orphan exclusivity is to prove clinical superiority of the second-to-market therapy to the currently approved first-to-market product, and we may not be able to prove this to the extent necessary to overcome the exclusivity granted to the first-to-market-therapy.

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition. In the United States, even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer in a substantial portion of the target populations, more effective or otherwise makes a major contribution to patient care. In the European Union and United Kingdom, marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

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

For instance, in response to the COVID-19 pandemic, in March 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products while local, national and international conditions warrant. In July 2020, the FDA announced its goal of restarting domestic on-site inspections during the week of July 20 but the ability to sustain such activities will depend on data about the virus’ trajectory in a given state and locality and the rules and guidelines that are put in place by state and local governments. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections. More recently, in April 2021, the FDA issued guidance describing how it will request and conduct voluntary remote interactive evaluations of manufacturing and outsourcing facilities as well as facilities involved in non-clinical and clinical research. However, in December 2021, the FDA put certain inspections on temporary hold, which it extended for several additional weeks in January 2022 due to the spread of the Omicron COVID-19 variant. The FDA resumed such inspections on February 7, 2022. In addition, during the COVID-19 pandemic, shifting of FDA staff resources to COVID-19 related reviews has the potential to impact review timelines for marketing applications for non-COVID-19 products. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities.

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

The United Kingdom is a major market for pharmaceutical products. Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed to by the United Kingdom and the European Union, the United Kingdom entered into a transition period until December 31, 2020, or the Transition Period, during which the United Kingdom remained within the European Union single market and customs union and European Union rules continued to apply in the United Kingdom. In December 2020, the United Kingdom and European Union signed a trade and cooperation agreement, or the TCA, which became provisionally effective on January 1, 2021 and entered into force on May 1, 2021. The TCA covers general objectives and a framework of the relationship between the United Kingdom and the European Union, including with respect to trade, transport, visas, judicial matters, law enforcement and security matters. Significant political and economic uncertainty remains about the application and interpretation of the TCA and how Brexit will impact the life sciences industry in Europe, including our company, such as with respect to ongoing or future clinical trials. Brexit related matters may take several years to be clarified and resolved.

In addition, as a result of Brexit, the EMA, formerly situated in London, relocated to Amsterdam in March 2019. The relocation, coupled with the impact of the COVID-19 pandemic and discussions about the ongoing relationship with the United Kingdom, continues to interrupt current administrative routines and occupy resources, which may generally adversely affect our dealings with the EMA. Further, because a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is derived from European Union directives and regulations, Brexit has had, and will continue to have, a material impact on the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom. For example, Great Britain is no longer covered by the centralized procedure for obtaining European Union-wide marketing authorization from the European Commission (although Northern Ireland remains part of the procedure) and a separate marketing authorization will be required to market our product candidates in the United Kingdom (although the United Kingdom has agreed to take decisions of the European Commission into account when considering authorization of products in Great Britain). As a result, we cannot predict the practical impact that Brexit will have on (i) the marketing of pharmaceutical products, (ii) the process to obtain regulatory approval in the United Kingdom for product candidates and the relationship with the European system and authorizations, or (iii) the operation of the award of protections and exclusivities that are part of the United Kingdom and European Union legal framework (for instance Regulatory Data Protection, Supplementary Protection Certificates, Pediatric Extensions or Orphan exclusivity). Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom or the European Union and restrict our ability to generate revenue and achieve and sustain profitability.

There have been reports of disrupted imports and exports due in part to Brexit and the change in administration in crossing the border into and out of the United Kingdom. Continued or sustained delays in delivery of any materials necessary for our clinical supply on a timely basis, or at all, due to Brexit or otherwise could result in significant delays in our manufacturing, clinical and research operations.

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

As a result of Brexit or other geopolitical events, other European countries may seek to conduct referenda with respect to their continuing membership with the European Union. Given these possibilities and others we may not anticipate, as well as the absence of comparable precedent, we continue to assess what financial, regulatory and legal implications the withdrawal of the United Kingdom from the European Union will have and how such withdrawal will affect us, and the full extent to which our business could be adversely affected.

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

In addition, several drug manufacturers have commenced litigation, which remains ongoing, challenging the legality of contract pharmacy arrangements under the 340B Drug Discount Program, which may affect the way in which manufacturers are required to extend the 340B Drug Discount Program prices to covered entities, including through contract pharmacies. There are also ongoing challenges regarding the implementation of the 340B Drug Discount Program Administrative Dispute Resolution Process, which is in part intended to resolve claims by covered entities that they have been overcharged for covered outpatient drugs by manufacturers. In particular, while a final rule issued in December 2020 implementing a 340B Administrative Dispute Resolution Process was preliminarily enjoined by a court with respect to the plaintiff in that matter, the Health Resources and Services Administration, or HRSA, has initiated dispute resolution proceedings against other manufacturers. Additionally, in November 2021, the Office of Management and Budget initiated review of a new proposed rule titled “340B Drug Pricing Program; Administrative Dispute Resolution.” The modification of existing administrative dispute resolution processes, or the adoption of new rules governing the resolution of such disputes, may have a material adverse impact on our revenue should we participate in the 340B Drug Discount Program after receiving approval for our product candidates.

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

Since its enactment, some of the provisions of the PPACA have yet to be fully implemented, while certain provisions have been subject to judicial, congressional, and executive challenges. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the PPACA. The Trump Administration took executive actions to undermine or delay the implementation of the PPACA, but these were rescinded by the Biden Administration. Further, on June 14, 2018, the U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay to third-party payors more than $12 billion in PPACA risk corridor payments that they argued were owed to them. This decision was appealed to the U.S. Supreme Court, which on April 27, 2020, reversed the U.S. Court of Appeals for the Federal Circuit’s decision and remanded the case to the U.S. Court of Federal Claims, concluding the government has an obligation to pay these risk corridor payments under the relevant formula. It is not clear what effect this result will have on our business, but we will continue to monitor any developments. While Congress has not passed comprehensive repeal legislation to date, it has enacted laws that modify certain provisions of the PPACA, such as the Tax Cuts and Jobs Act of 2017, or TCJA, which decreased, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, commonly referred to as the “individual mandate,” to $0. On December 14, 2018, a federal district court in Texas ruled the individual mandate is a critical and inseverable feature of the PPACA, and therefore, because it was repealed as part of the TCJA, the remaining provisions of the PPACA are invalid as well. The prior Trump Administration and CMS both stated that the ruling had no immediate effect, and on December 18, 2019, the Fifth Circuit of the U.S. Court of Appeals held that the individual mandate is unconstitutional, and remanded the case to the lower court to reconsider its earlier invalidation of the full PPACA. An appeal was taken to the United States Supreme Court, which heard oral arguments in the case on November 10, 2020. The United States Supreme Court dismissed this challenge to the PPACA on June 17, 2021. Although the PPACA remains in effect, it is unclear at this time what effect further changes to the PPACA would have on our business. Litigation and legislation related to aspects of the PPACA may continue, with unpredictable and uncertain results.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on nonexempt medical devices. However, on December 20, 2019, President Trump signed into law the Further Consolidated Appropriations Act (H.R. 1865), which repeals the Cadillac tax, the health insurance provider tax, and the medical device excise tax. It is impossible to determine whether similar taxes could be instated in the future. The Bipartisan Budget Act of 2018, also amended the PPACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On January 2, 2013, the American Taxpayer Relief Act of 2012, or ATRA, was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. However, the Medicare sequester reductions under the Budget Control Act was suspended from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic. Recently enacted legislation will extend the suspension until March 2022, with a 1% cut through the end of June 2022, after which the cuts would return to 2%.

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

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation and regulatory actions designed to, among other things, bring more transparency to drug pricing (including, for example, by requiring drug manufacturers to disclose planned drug price increases and the rationales for such increases), implement data collection and reporting under Section 204 of Title II of Division BB of the Consolidated Appropriations Act, 2021, which requires, among other things, health plans and issuers to disclose rebates, fees, and other remuneration provided by drug manufacturers related to certain pharmaceutical products, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs to enable the government to negotiate prices for drugs covered under Medicare, and revise rules associated with the calculation of Medicaid Average Manufacturer Price and Best Price, including the removal of the current statutory 100% of Average Manufacturer Price per-unit cap on Medicaid rebate liability effective as of January 1, 2024 under the American Rescue Plan Act of 2021, which may significantly affect the amount of rebates paid on prescription drugs under Medicaid and the prices that are required to be charged to covered entities under the 340B Drug Discount Program when we commercialize products. On September 24, 2020, HHS and FDA implemented a final rule allowing for the commercial importation of certain prescription drugs from Canada through FDA-authorized, time-limited programs. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The Biden Administration subsequently delayed the implementation of this portion of the rule from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. The implementation of the remainder of the rule was delayed until January 1, 2023, as a result of pending litigation. Implementation was further delayed until January 1, 2026 under the Infrastructure Investments and Jobs Act. Congress is considering legislation that would repeal these changes to the safe harbors. On November 20, 2020, CMS issued an interim final rule implementing former President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. Although HHS withdrew this interim final rule as a result, HHS may consider similar actions in the future, which may affect future medicines. More recently, in July 2021, President Biden issued an executive order pertaining to drug pricing, which expressed support for legislation allowing direct negotiation in Medicare Part D and inflationary rebates, and directed various executive branch agencies to take actions to lower drug prices and promote generic competition, including directing the FDA to support and work with states and Indian Tribes to develop importation plans to import prescription drugs from Canada. The executive order required the Secretary of Health and Human Services to develop a comprehensive plan for addressing drug prices. The plan was released on September 9, 2021, and it includes support for legislative and administrative actions that would improve affordability, access, competition, and foster scientific innovation. Congress is currently considering a number of bills relating to drug pricing, including bills that would impose rebate obligations for Medicare (and potentially other utilization) for price increases greater than the rate of inflation, require drug pricing negotiations in Medicare, redesign the Part D benefit to lower patient costs and overall spending, and introduce enhanced transparency measures into drug pricing. In particular, the Build Back Better Act introduces drug pricing reforms that would, among other things, (i) allow the federal government to negotiate prices for some high-cost drugs covered under Medicare Parts B and D, (ii) introduce inflationary rebates on certain Medicare Part B and Medicare Part D drugs to support limits on drug price increases in Medicare and private insurance, (iii) redesign the structure of the Part D benefit, and (iv) require payment of rebates on covered outpatient drugs that are paid for by a state Children’s Health Insurance Program. While a version of the Build Back Better Act has been passed by the House of Representatives, it has not passed the Senate, and it is not yet clear what provisions, if any, will ultimately become law.

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

Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, or FCA, which may constrain the business or financial arrangements and relationships through which such companies sell, market and distribute biopharmaceutical products. In particular, the research of our product candidates, as well as the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commissions, certain customer incentive programs and other business arrangements generally. Clinical trial activities, including arrangements with clinical trial investigators and sites and the use of information obtained in the course of patient recruitment for clinical trials, are also subject to these laws. The applicable federal, state and foreign healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to:

•

the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for either the referral of an individual, or the purchase, lease, order, or recommendation or arrangement for the purchase, lease, order, or recommendation of a good, facility, item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers on the other. The PPACA amended the intent requirement of the federal Anti-Kickback Statute, such that a person or entity does not need to have actual knowledge of this statute or specific intent to violate it. In addition, a claim submitted for payment to any federal health care program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

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
•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes, including the Health Care Fraud Statute, that prohibits, among other things, a person from knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating the Health Care Fraud Statute without actual knowledge of the statute or specific intent to violate it;

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

•

federal transparency laws, including the federal Physician Payment Sunshine Act and its implementing regulations, that require certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the CMS information related to: (i) payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician providers (such as physician assistants and nurse practitioners), and teaching hospitals and (ii) ownership and investment interests held by physicians and their immediate family members;

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

The provision of benefits or advantages to healthcare professionals to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the United Kingdom and European Union. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of the United Kingdom and EU Member States and industry codes of practice. Infringement of these laws could result in substantial fines and imprisonment. Payments made to healthcare professionals in the United Kingdom and EU Member States must be publicly disclosed. Moreover, agreements with healthcare professionals often must be the subject of prior notification and approval by the healthcare professional’s employer, his or her competent professional organization and/or the regulatory authorities of the United Kingdom. or individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the United Kingdom or EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a biotechnology company may run afoul of one or more of the requirements.

Our internal information technology systems, or those of our third-party vendors, contractors, or consultants, may fail or suffer security breaches, loss, theft or leakage of data, and other disruptions, which could result in a material disruption to our services, compromise sensitive information related to our business, or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

We are increasingly dependent upon information technology systems, infrastructure, and data to operate our business. In the ordinary course of business, we collect, store, and transmit confidential information (including but not limited to intellectual property, proprietary business information, and personal data). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors, service providers, and other contractors and consultants who have access to our confidential information.

Despite the implementation of technical and organizational security measures, given the size and complexity of our internal information technology systems and those of our third-party vendors and other contractors and consultants, and the increasing amounts of confidential information that they maintain, such information technology systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war, and telecommunication and electrical failures. Such information technology systems are additionally vulnerable to security breaches from inadvertent or intentional actions by our employees, third-party vendors, service providers, contractors, consultants, business partners, and/or other third parties, or from cyberattacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). Any of the foregoing may compromise our system infrastructure, or that of our third-party vendors and other contractors and consultants or lead to data leakage. The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or those of our third-party vendors and other contractors and consultants, or inappropriate disclosure of confidential or proprietary information, we could incur liability and reputational damage and the further development and commercialization of our product candidates could be delayed, as well as enforcement by the competent authorities in EU Member States, the United Kingdom and elsewhere if the confidentiality and/or security of personal data are compromised (see “—We are subject to a variety of stringent privacy and data laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and our failure to comply with them, or changes in, such laws, regulations, policies and contractual obligations could adversely affect our business.”). The costs related to significant security breaches or disruptions could be material and exceed the limits of the cybersecurity insurance we maintain against such risks. If the information technology systems of our third-party vendors, service providers and other contractors and consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

We cannot assure you that our cybersecurity efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems, or those of our third-party vendors, service providers and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations, compliance with the applicable data protection and/or privacy legislation, financial condition or prospects. For example, if such an event were to occur and cause interruptions in our operations, or those of our third-party vendors, service providers and other contractors and consultants, it could result in a material disruption or delay of the development of our product candidates. Furthermore, significant disruptions of our internal information technology systems or those of our third-party vendors, service providers and other contractors and consultants, or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information, and personal data), which could result in financial, legal, regulatory, business, enforcement and reputational harm to us. For example, any such event that leads to unauthorized access, use, or disclosure of personal data, including personal data regarding our employees or patients, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability and/or regulatory investigation/enforcement under laws and regulations that protect the privacy and security of personal data, which could result in significant legal, regulatory and financial exposure and reputational damages that could potentially have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to a variety of stringent privacy and data protection laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and our failure to comply with them, or changes in, such laws, regulations, policies and contractual obligations could adversely affect our business.

We maintain a large quantity of sensitive information, including confidential business and personal data, and are subject to privacy and data protection laws and regulations that apply to the collection, transmission, storage and use of personally identifying information, which among other things, impose certain requirements relating to the privacy, security and transmission of personal data. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement action being taken against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure, protection and security of personal data, including federal and state health information privacy laws, federal and state security breach notification laws, and federal and state consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. In particular, regulations promulgated pursuant to HIPAA, establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. While we are not currently subject to HIPAA, we may in the future be required to comply with HIPAA, which may increase our compliance costs and exposure to potential liability.

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

Data privacy remains an evolving landscape at both the domestic and international level, with new laws and regulations being proposed or coming into effect. For example, in June 2018 the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which went into effect on January 1, 2020 and requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, allow consumers to opt out of certain data sharing with third parties and provide a new cause of action for data breaches. Additionally, California voters approved a new privacy law, the California Privacy Rights Act, or CPRA, in the November 3, 2020 election. Effective starting on January 1, 2023, the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal data. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. At this time, we are not subject to CCPA or CPRA. If these laws become applicable in the future, the CCPA and CPRA will impose new and burdensome privacy compliance obligations and resource requirements on our business and will raise new risks for potential fines and class actions.

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

Among other things, the GDPR imposes requirements regarding the security of personal data and mandatory personal data breach notifications, imposes strict rules on the lawful bases on which personal data can be processed, expands the definition of personal data (e.g., to explicitly include pseudonymized personal data which is crucial for the conduct of clinical trials), sets out even stricter rules for the processing of sensitive personal data (including health and genetic data) and requires changes to informed consent forms or documentation, as well as more detailed notices for clinical trial subjects, investigators and other individuals. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing activities and policies documenting compliance. It requires data controllers to implement more stringent operational requirements for processors and controllers of personal data, including, for example, mandatory and detailed data processing agreements with data processors, transparent and expanded disclosure to data subjects (in a concise, intelligible and easily accessible form) about how their personal data is to be used, imposes limitations on retention of personal data, increases requirements pertaining to health data and pseudonymized (i.e., key-coded) data, and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities, while establishing rights for individuals with respect to their personal data, including rights of access and deletion in certain circumstances. In addition, the GDPR increases the scrutiny of transfers of personal data from clinical trial sites located in the EEA to the United States and other jurisdictions that the European Commission does not recognize as having in place “adequate” data protection laws. The GDPR also imposes strict rules on the transfer (or export) of personal data to countries outside the EEA, and the United Kingdom, including the United States. For example, in 2016, the European Union and United States agreed to a transfer framework for data transferred from the European Union to the United States, called the EU-U.S. Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union, or CJEU. While the CJEU confirmed the validity of the European Commission’s standard contractual clauses, which are another mechanism for the transfer of personal data outside the EEA, the CJEU held that these clauses are not sufficient in themselves in the case of transfers of personal data to the U.S. and the data exporter in the EEA and data importer outside the EEA must adopt additional safeguards to ensure compliance with the GDPR when transferring personal data to the U.S. In June 2021, the European Commission adopted a new version of the standard contractual clauses which are intended to address the aforementioned concerns identified by the CJEU, however it remains to be seen whether these standard contractual clauses will remain available or be subject to judicial challenge by privacy rights activists who maintain they fail to adequately protect personal data transferred outside of the EEA. The GDPR imposes substantial fines for breaches and violations (the greater of €20 million or 4% of global turnover), and also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. In June 2021, the CJEU issued a ruling that expanded the scope of the “one stop shop” under the GDPR. According to the ruling, the competent authorities of EU member states may, under certain strict conditions, bring claims to their national courts against a company for breaches of the GDPR, including unlawful cross-border processing activities, even such company does not have an establishment in the EU member state in question and the competent authority bringing the claim is not the lead supervisory authority. The GDPR provides that EU member states may introduce further conditions, including limitations, to make their own further laws and regulations limiting the processing of genetic, biometric, or health data, which could limit our ability to collect, use and share European Union personal data, or could cause our compliance costs to increase, ultimately having an adverse impact on our business, financial condition, results of operations or prospects. We are required to implement measures and ongoing compliance strategies to comply with the terms of the GDPR and applicable national data protection and privacy laws, which may create additional costs and expenses for our business. In addition, we may have indemnification obligations in respect of, or be required to pay the expenses relating to, any litigation or action as a result of any purported breach of the GDPR.

The United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and EU, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (together with the Data Protection Act 2018), exposing us to two parallel GDPR regimes, each of which potentially authorizes similar fines and potentially divergent enforcement actions for certain violations. Pursuant to the Trade and Cooperation Agreement, which went into effect on January 1, 2021, the United Kingdom and EU agreed to a specified period during which the United Kingdom will be treated like an EU member state in relation to processing and transfers of personal data for four months from January 1, 2021. This period was extended by two further months. At the end of June 2021, the European Commission made an “adequacy finding” in respect of the United Kingdom, thus allowing the continued free flow of personal data from the EEA to the United Kingdom. The duration of this “adequacy filing” is, however, limited to a period of four years which could be renewed only following a new comprehensive review of the “adequacy” of the United Kingdom’s data protection legislation. To this end, the European Commission will continuously monitor the evolutions of the legal framework in the United Kingdom and may suspend, repeal or amend it “adequacy finding” at any time, subject to certain conditions. If the initial “adequacy finding” is suspended, repealed or not renewed after the initial four years period, the United Kingdom will become a “third country” under the GDPR and transfers of data from the EEA to the United Kingdom will require a “transfer mechanism,” such as the aforementioned standard contractual clauses. It is anticipated that there will be increasing scope for divergence in application, interpretation and enforcement of the data protection laws as between the United Kingdom and EEA moving forward. In addition, as of January 1, 2021, the United Kingdom’s independent data protection regulator, the Information Commissioner’s Office, or the ICO, cannot be our “lead supervisory authority” in respect of any “cross border processing” for the purposes of the GDPR. In the event that we are unable to, and/or do not, designate a lead supervisory authority in an EEA member state, we would not be able to benefit from the GDPR’s “one stop shop” mechanism. Amongst other things, this would mean that, in the event of a violation of the GDPR affecting data subjects across the United Kingdom and the EEA, we could be investigated by, and ultimately fined by the ICO and the supervisory authority in each and every EEA member state where data subjects have been affected by such violation. This risk is further emphasized by the CJEU ruling of June 2021 discussed above. Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data.

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

Risks Related to Our Employee Matters, Managing Our Growth and Other Risks Relating to Our Business Operations

We have experienced a number of departures of executive officers, which could adversely impact our business. Our future success depends on our ability to retain key employees, consultants and advisors and attract, retain and motivate qualified personnel.

We are highly dependent on the members of our executive team and other key employees, the loss of whose services may adversely impact the achievement of our objectives and operations. While we have entered into employment agreements with certain of our executive officers, any of them could leave our employment at any time. For example, we have experienced a number of departures of executive officers recently, including the resignation of our Chief Human Resources Officer in January 2022, which followed the previously announced departures in 2021 of our Chief Financial Officer, Chief Medical Officer, Chief Development Officer and Chief Scientific Officer. The failure to find suitable replacements on a timely basis, transfer knowledge and effect a smooth transition with respect to these recent and any future departures may impede the achievement of our research, development and commercialization objectives and could have a material adverse effect on our business, financial condition, results of operations and prospects. While we have open searches for a Chief Financial Officer and Chief Human Resources Officer, we face significant competition for executives with the qualifications and experience we are seeking and there can be no assurance as to if or when we will be able to fill these positions with suitable replacements.

Our future success depends on our ability to build an effective executive leadership team and organization and our ability to retain key employees, consultants and advisors and attract, retain and motivate qualified personnel, including scientific and technical personnel. There currently is a shortage of skilled individuals with substantial gene therapy experience, which is likely to continue. As a result, competition for skilled personnel, including in gene therapy research and vector manufacturing, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for individuals with similar skill sets. In addition, failure to succeed in preclinical studies or clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit and retain certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have an adverse effect on our business, financial condition, results of operations and prospects.

We conduct our operations at our facilities in Stevenage (United Kingdom), Munich (Germany), Boston and New York (United States). The United Kingdom, Germany and United States are headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. Changes to U.K., German, EU or U.S. immigration and work authorization laws and regulations, including those that restrain the flow of scientific and professional talent, can be significantly affected by political forces and levels of economic activity. Our business may be materially adversely affected if legislative or administrative changes to immigration or visa laws and regulations impair our hiring processes and goals or projects involving personnel who are not U.K., EU or U.S. citizens.

In addition, COVID-19, including variant strains of COVID-19, could affect our employees or the employees of companies with which we do business, including our suppliers and CMOs, thereby disrupting our business operations. We have implemented remote working policies for those employees who can perform their work remotely and policies to provide safe working conditions in our laboratories and office areas, in line with government requirements and guidelines. Quarantines and travel restrictions imposed by governments in the jurisdictions in which we and the companies with which we do business operate could materially impact the ability of employees to access preclinical and clinical sites, laboratories, manufacturing sites and offices. As a result, we may experience limitations in employee resources and productivity in our laboratory operations. Our increased reliance on personnel working remotely may negatively impact productivity or disrupt, delay or otherwise adversely impact our business. In addition, this could increase our cybersecurity risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with regulators, research or clinical trial sites, manufacturing sites and our third-party contractors.

If we are unable to manage expected growth in the scale and complexity of our operations in the longer term, our performance may suffer.

If we are successful in executing our business strategy, in the longer term we will need to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our research and development activities and build a commercial infrastructure to support commercialization of any of our product candidates that are approved for sale. It is likely that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth, especially following the reduction in workforce we announced in December 2021. Our need to effectively manage our operations, growth and any future product candidates requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas and to attract and retain sufficient numbers of talented employees. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, retaining and motivating additional employees;
•

managing our internal development efforts effectively, including the clinical and FDA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, and reporting systems and procedures.

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

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

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

We have adopted a code of business conduct and ethics applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant criminal, civil and administrative sanctions, such as monetary penalties, damages, fines, disgorgement, individual imprisonment, and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and we may be required to curtail or restructure our operations.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any product that we may develop.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates that receive marketing approvals, if any. Even successful defenses would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for any product that we may develop;
•	loss of revenue;
•	substantial monetary awards to trial participants or patients;
•	initiation of investigations by regulators;
•	significant time and costs to defend the related litigation;
•	a diversion of management’s time and our resources;
•	withdrawal of clinical trial participants;
•	recalls, withdrawals or labeling, marketing or promotional restrictions of our product candidates that receive marketing approvals, if any;
•	the inability to commercialize any products that we may develop;
•	exhaustion of any available insurance and our capital resources;
•	injury to our reputation and significant negative media attention; or
•	a decline in our ADS price.

Although we maintain product liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We anticipate that we may need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any product. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

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

As a company based in the United Kingdom, our business is subject to risks associated with conducting business outside of the United States. Many of our suppliers and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets, including Russia’s invasion of Ukraine;
•	differing and changing regulatory requirements for product approvals;
•	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
•	potentially reduced protection for intellectual property rights;
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

•	difficulties associated with staffing and managing international operations, including differing labor relations;
•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geopolitical actions, including war and terrorism or natural disasters including earthquakes, typhoons, floods and fires.

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

We or the third parties upon whom we depend may be adversely affected by disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Any disaster, such as flood, fire, explosion, earthquake, extreme weather condition, pandemic, including the current COVID-19 pandemic, power shortage, telecommunication failure or other man-made or natural disasters could severely disrupt our operations, and those of our CROs, CMOs and other contractors and consultants, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. We rely on third-party manufacturers to produce our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Ownership of Our Securities

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. We have an Open Market Sale AgreementSM, or Sales Agreement, with Jefferies LLC, or Jefferies, to sell up to $75.0 million worth of our ADSs, from time to time, through an “at the market” equity offering program under which Jefferies will act as sales agent. We have also entered into a purchase agreement, or the Purchase Agreement, with Lincoln Park Capital Fund, LLC, or Lincoln Park, under which we may sell to Lincoln Park, at our discretion, up to $35.0 million of our ADSs over a 36-month period, subject to certain daily limits, applicable prices, and conditions. As of March 31, 2022, $73.7 million worth of ADSs remained available for sale under our “at the market” equity offering program and $35.0 million remained available for sale under the Purchase Agreement. To the extent that we raise additional capital through our “at the market” equity offering program, the Purchase Agreement or other sales of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as holder of ADSs. Any indebtedness we incur would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our shareholders. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs to decline and existing shareholders may not agree with our financing plans or the terms of such financings. If we raise additional funds through strategic partnerships, collaborations, alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, technologies, future revenue streams, research programs or our product candidates, or grant licenses on terms unfavorable to us. In addition, we could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable.

The price of our ADSs has been and may continue to be volatile and may fluctuate due to factors beyond our control.

The trading price of our ADSs has fluctuated and is likely to continue to fluctuate significantly. From December 17, 2020 to March 14, 2022, the closing price of our ADSs ranged from a high of $18.30 to a low of $0.92 per ADS. The market price of our ADSs depends on a number of factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this Item 3.D “Risk Factors” section and elsewhere in this Annual Report, these factors include:

•	the commencement, enrollment or results of our ongoing and future clinical trials;
•	the loss of any of our key scientific or management personnel;
•	announcements of the failure to obtain regulatory approvals or receipt of warning letters from the FDA, MHRA, EMA or other regulatory agency;

•	announcements of undesirable restricted labeling indications or patient populations, or changes or delays in regulatory review processes;
•	announcements of innovations or new products by us or our competitors;
•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;
•	changes or developments in laws or regulations applicable to our product candidates;
•	any adverse changes to our relationship with licensors, collaborators, manufacturers or suppliers;
•	the failure of our clinical trials;
•	unanticipated safety concerns;
•	the failure to obtain new collaboration partners;
•	announcements concerning our competitors or the pharmaceutical industry in general;
•	the achievement of expected product sales and profitability;
•	the failure to obtain reimbursements for our product candidates or price reductions;
•	manufacture, supply or distribution shortages;
•	actual or anticipated fluctuations in our operating results;
•	our cash position;
•	changes in financial estimates or recommendations by securities analysts;
•	potential acquisitions;
•	the trading volume of our ADSs on The Nasdaq Global Select Market, or Nasdaq;
•	sales of our ADSs by us, our executive officers and directors or our shareholders in the future;
•	general economic, political, and market conditions and overall fluctuations in the financial markets in the United States or the United Kingdom; and
•	changes in accounting principles.

In addition, the stock market in general, and Nasdaq and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause the price of our ADSs to decline rapidly and unexpectedly.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our ADSs. Such a delisting would likely have a negative effect on the price of our ADSs and would impair a holder's ability to sell or purchase our ADSs when they wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our ADSs to become listed again, stabilize the market price or improve the liquidity of our ADSs, prevent our ADSs from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the listing requirements of Nasdaq.

The significant share ownership position of our principal shareholders may limit your ability to influence corporate matters.

As of February 1, 2022, our shareholders who owned more than 5% of our outstanding ordinary shares, including entities affiliated with Syncona, in the aggregate, beneficially owned ordinary shares representing approximately 66.5% of our outstanding share capital. In particular, entities affiliated with Syncona, in the aggregate, beneficially owned ordinary shares representing approximately 51.6% of our outstanding share capital as of February 1, 2022.

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

Additional sales of our ADSs, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of February 1, 2022, we had 36,484,354 ordinary shares outstanding, and shareholders beneficially owning 5% or more of our outstanding share capital and our management team collectively beneficially owned 24,912,576 ordinary shares, or approximately 68.3% of our total outstanding shares. Such shares, as well as shares held by our employees and others are eligible for sale in the public market to the extent permitted by Rule 144 and Rule 701 under the Securities Act. Further issuance by us of additional ADSs or sales by our large shareholders or members of our management team of ADSs in the public market, or the market perception that such sales may occur, could adversely affect the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future.

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

The trading market for our ADSs is influenced by the research and reports that industry or securities analysts publish about us or our business. As a newly public company, we have research coverage by eight covering analysts as of March 1, 2022. Equity research analysts may elect not to provide research coverage of our ADSs, and such lack of research coverage may adversely affect the market price of our ADSs. Even if we have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our ADSs could decline if one or more equity research analysts downgrade our ADSs or issue other unfavorable commentary or research about us. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ADSs could decrease, which in turn could cause the trading price or trading volume of our ADSs to decline.

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

While we are a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to public companies organized in the United States.

We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow English corporate law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to domestic issuers listed on Nasdaq.

We are not subject to Nasdaq Listing Rule 5605(b)(2) because English law does not require that independent directors regularly have scheduled meetings at which only independent directors are present. Similarly, we have adopted a remuneration committee, but English law does not require that we adopt a remuneration committee or that such committee be fully independent. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. English law requires that we disclose information regarding compensation of our directors for services as a director of an undertaking that is our subsidiary undertaking and as a director of any other undertaking of which a director is appointed by virtue of our nomination (directly or indirectly) but not other third-party compensation of our directors or director nominees. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3). Additionally, we are not subject to Nasdaq Listing Rule 5605(e) because, under English law, director nominees are not required to be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as early as June 30, 2022, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2023. In order to maintain our current status as a foreign private issuer, either (a) a majority of our securities must be either directly or indirectly owned of record by nonresidents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

If we fail to maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.

Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that beginning with this Annual Report, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC.

Our first Section 404(a) assessment took place for this Annual Report, and based on this assessment, our management concluded that, as of December 31, 2021, our internal control over financial reporting was effective. However, we previously identified a material weakness in our internal control over financial reporting for the fiscal year ended December 31, 2020. Although we were not yet subject to the certification or attestation requirements of Section 404, in connection with the preparation of our consolidated financial statements for December 31, 2019 and 2018, we identified deficiencies that we concluded represented material weaknesses in our internal control over financial reporting, which were attributable to our lack of sufficient financial reporting and accounting personnel, and the review and approval of manual journal entries and the related supporting journal entry calculations. We remediated the material weakness as of December 31, 2021, but there can be no assurance that in the future, additional material weaknesses will not exist or otherwise be discovered.

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

Pursuant to Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an EGC, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our management’s conclusion that, as of December 31, 2021, our internal control over financial reporting was effective, there is a risk that we will not be able to conclude that our internal control over financial reporting is effective as required by Section 404 in the future. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

Because we believe we have been and may continue to be a “passive foreign investment company,” or a PFIC, a U.S. shareholder may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets, and our goodwill and other unbooked intangibles are taken into account. The determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear. Whether we were a PFIC in 2021 or will be a PFIC in any future taxable year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non passive income for PFIC purposes, including our intangible assets, is uncertain and may depend in part on the market price of our ADSs or ordinary shares from time to time, which may fluctuate substantially, (iii) in one or more years, our revenue may consist in whole or substantial part of grants received from governmental entities, the treatment of which as gross income that is not passive income is uncertain, and (iv) the composition of our income may vary substantially over time. We believe that we were a PFIC for our 2021 taxable year and may continue to be a PFIC in the future. However, there can be no assurance that we were or were not a PFIC for our 2021 taxable year or will or will not be a PFIC for any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for our 2021 taxable year, or with respect to our expectations regarding our PFIC status in any future taxable year.

If we are a PFIC for any taxable year during which a U.S. person (within the meaning of the Code) holds our ordinary shares or ADSs, we would continue to be treated as a PFIC with respect to that U.S. person for such taxable year and, unless the U.S. person makes certain elections, for future years even if we cease to be a PFIC. Such a U.S. person may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on the disposition of our ordinary shares or ADSs as ordinary income (and therefore ineligible for the preferential rates that apply to capital gains with respect to non-corporate U.S. persons), (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends on our ordinary shares or ADSs and (iii) required compliance with certain reporting requirements. We expect to provide the information that would enable investors to make a qualified electing fund, or QEF, election, should we be classified as a PFIC. The annual PFIC Information Statement for our 2021 taxable year is available on the “Investors” section of our website at http://freeline.life.

For further information regarding the U.S. federal income tax considerations relevant to our potential status as a PFIC, please see the section entitled “10.E. Taxation—U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company, or PFIC, Rules” in our Annual Report.

Because we believe we are currently a controlled foreign corporation for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. holders who own, directly, indirectly or by attribution, ten percent or more of our ADSs or ordinary shares.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property, and “global intangible low-taxed income,” even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, certain non-active rents and royalties, gains from the sale of securities and income from certain transactions with related parties, and “global intangible low-taxed income” generally consists of net income of the CFC, other than Subpart F income and certain other types of income, in excess of certain thresholds. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the Code) who owns, directly, indirectly or constructively (through attribution), 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation or 10% or more of the total value of the stock of such corporation. The determination of CFC status and Ten Percent Shareholder status is complex and includes attribution rules, the application of which is not entirely certain. In addition, the Tax Cuts and Jobs Act of 2017, or TCJA, repealed Section 958(b)(4) of the Code, which prohibited “downward attribution” from non-United States persons to United States persons for purposes of determining CFC status.

As a result of (i) the ownership of 50% or more of our stock by Syncona, which we understand also owns 50% or more, directly or indirectly, of one or more U.S. corporations, and (ii) the repeal of Section 958(b)(4) of the Code, we believe that we are and each of our non-U.S. subsidiaries that is a corporation for U.S. federal income tax purposes is currently a CFC, and, depending on the future ownership of our stock by Syncona or other shareholders, may continue to be a CFC in the future. Consequently, any Ten Percent Shareholder of our stock may be required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of our Subpart F income, investment of earnings in U.S. property, and global intangible low-taxed income, even if we have made no distributions to our shareholders, and may be required to classify a portion of any gain realized from the sale or exchange of our shares as dividend income rather than capital gain. While our status as a CFC will generally not have any U.S. federal income tax consequences for U.S. Holders (as defined below under “Income Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders”) of our ADSs or ordinary shares who are not Ten Percent Shareholders, U.S. Holders of ADSs or ordinary shares should consult their own tax advisors with respect to the potential adverse tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC (as discussed below), we generally will not be treated as a PFIC with respect to those U.S. Holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable U.K. tax legislation.

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2021, we had cumulative carryforward losses of $258.1 million. Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we seek to benefit from the U.K. research and development tax credit cash rebate regimes. The amount of benefits received depends on whether we qualify for a tax credit either as a Small and Medium Enterprise, or the SME, or under the Research and Development Expenditure Credit, or the RDEC, program. The RDEC program provides a lower tax credit than the SME program. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive income. Based on criteria established by HM Revenue & Customs, or HMRC, we expect a portion of expenditures being carried out in relation to our pipeline research and development, clinical trials management and manufacturing development activities to be eligible for the RDEC regime for the year ended December 31, 2021. We will assess whether it is possible to qualify under the more favorable SME regime for future accounting periods, but we may not qualify.

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

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See Item 12.D. “Description of Securities Other than Equity Securities—American Depositary Shares.”

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

ITEM 4.INFORMATION ON THE COMPANY

4.A.	History and development of the company.

Freeline Therapeutics Limited was incorporated under the laws of England and Wales in March 2015. In connection with our IPO, (i) Freeline Therapeutics Holdings Limited was incorporated under the laws of England and Wales in April 2020 as a private limited company with nominal assets and liabilities and the shareholders of Freeline Therapeutics Limited exchanged each of the shares held by them in Freeline Therapeutics Limited for the same number and class of newly issued shares of Freeline Therapeutics Holdings Limited pursuant to a share exchange agreement and, as a result, Freeline Therapeutics Holdings Limited became the sole shareholder of Freeline Therapeutics Limited, (ii) we incorporated Freeline Holdings (UK) Limited, a new wholly owned subsidiary that later became the direct holding company of Freeline Therapeutics Limited and (iii) we re-registered as a public limited company and changed our name to Freeline Therapeutics Holdings plc in July 2020. On August 11, 2020, the different classes of our issued share capital were converted into a single class of ordinary shares and various classes of deferred shares, and we completed our IPO on the Nasdaq Global Select Market. Our ADSs are traded under the symbol FRLN. Our ordinary shares are not listed.

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

Our agent for service of process in the United States is Freeline Therapeutics, Inc. c/o CT Corporation, Corporation Trust Center, 1209 Orange Street Wilmington, DE 19808.

Our actual capital expenditures for the years ended December 31, 2021, 2020 and 2019 amounted to $4.3 million, $2.4 million and $3.0 million, respectively. These capital expenditures primarily consisted of purchases of property and equipment, which largely consisted of operating and lab equipment to be used in our new lab spaces in both the United Kingdom and Germany. We expect our capital expenditures to increase in the near term as we continue to purchase property and equipment to be used in our new office and lab space in the United Kingdom. We anticipate our capital expenditures in 2022 will be financed from our existing cash and cash equivalents.

4.B.	Business Overview

We are a clinical-stage, fully integrated, next generation, systemic adeno-associated virus-based, or AAV-based, gene therapy company with the ambition of transforming the lives of patients suffering from inherited systemic debilitating diseases. We aim to deliver one-time gene therapy treatments that provide functional cures through permanently sustained physiological protein levels, leveraging the high expression enabled by our proprietary gene therapy platform. Our initial focus is on developing treatments for monogenic diseases with high unmet need. We are a fully-integrated biotechnology company with internal expertise across the value chain in gene therapy, including expression platform, research, manufacturing, clinical development and commercialization. Our pipeline includes three programs in the clinic, as well as research programs targeting novel applications for systemic gene therapy, for which we have, through owned and in-licensed intellectual property rights, development and worldwide commercial rights.

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

We have invested a significant amount of time and resources in developing proprietary and optimized assays and CMC processes that we believe help us to produce high quality product candidates. We have a scaled manufacturing process which we believe has the ability to consistently and efficiently produce gene therapy product candidates at commercial scale and competitive cost. As a result of the differentiated potency of our platform, we believe we are able to administer our product candidates at lower doses for a given level of protein expression, with potential benefits in safety and cost of goods. This advantage also gives us the opportunity to address conditions that are not currently amenable to first-generation gene therapy because of the high levels of protein expression required to treat such diseases. Our current pipeline programs target hemophilia B as well as the LSDs, Fabry disease and Gaucher disease.

The diseases we address in our first three programs are all currently primarily managed with factor replacement therapies, or FRTs, or enzyme replacement therapies, or ERTs. These current methods of treatment do not provide sustained normalization of protein levels and, as a result, require burdensome lifelong recurrent intravenous, or IV, infusions. We believe that our gene therapy product candidates, which are designed to deliver permanently sustained protein levels that constitute functional cures, have the potential over time to generate improved clinical outcomes for patients with these diseases. If achieved, this would provide clear differentiation from existing therapies as well as from other gene therapies currently in development for these indications. Our gene therapy product candidates target the liver in order to cause the production of proteins that are released in the bloodstream at levels sufficient to have a therapeutic benefit. Since we use our proprietary AAVS3 capsid in all of our current programs, we believe that the modularity of our platform will allow the development of each product candidate to inform the next one, and that our clinical program for Gaucher disease Type 1 will therefore benefit from the experience we gained in developing our more advanced product candidates.

Our most advanced product candidate, verbrinacogene setparvovec (FLT180a) for the treatment of hemophilia B, is intended for the treatment of patients in whom a deficiency of functional clotting FIX causes moderate or severe hemophilia B. We believe that FLT180a is the only hemophilia B gene therapy currently under clinical development that has demonstrated the potential to bring the majority of patients into the normal FIX range of 50% to 150% on a sustained basis. In 2018, the Phase 1/2 B-AMAZE clinical trial, sponsored by UCL, was initiated to evaluate the safety and efficacy of FLT180a in adult patients with severe hemophilia B. We completed the Phase 1/2 B-AMAZE clinical trial in adult males in 2020.

Based on the responses observed in the trial, analysis of the dose response relationship and quantitative systems pharmacology modeling, we believe that a dose of 7.7e11 vg/kg has the potential to bring the majority of patients above 50% Factor IX, or FIX, expression, the lower limit of the normal FIX range, while also ensuring that patients do not exhibit long-term FIX expression above 150%, the upper end of the normal range. These levels of FIX could constitute a functional cure for some hemophilia B adult patients, substantially reducing patients’ bleeding risk and potentially allowing them to become fully independent of factor infusion.

In February 2021, we announced a modification to our clinical development plan for FLT180a. Under this modification, we initiated the Phase 1/2 B-LIEVE dose confirmation trial in December 2021, instead of in the Phase 2b part of a previously planned Phase 2b/3 pivotal trial. In March 2022, we announced that we had dosed the first patient in the Phase 1/2 B-LIEVE dose confirmation trial, and we are targeting full enrollment of the trial by the end of the third quarter of 2022. In addition, we are working in parallel to respond to the FDA’s CMC requirements in advance of commencing our Phase 3 pivotal trial. We are targeting data readouts for the Phase 1/2 B-LIEVE dose confirmation trial during each of the first and second halves of 2022 and the first half of 2023 and initiation of start-up activities for our planned Phase 3 pivotal trial of FLT180a during the first half of 2023. FLT180a has received orphan drug designation and regenerative medicine advanced therapy, or RMAT, designation from the U.S. Food and Drug Administration, or FDA, and PRIority MEdicines, or PRIME, designation from the EMA.

We are developing our second product candidate, FLT190, for the treatment of Fabry disease. In preclinical studies in a standard alpha-galactosidase A, or α-Gal A, knockout mouse model, FLT190 produced substantially increased levels of active α-Gal A, the missing enzyme in Fabry disease. This was shown to lead to a significant reduction in the accumulation of the toxic substrate globotriaosylceramide, or Gb3, the hallmark of Fabry disease, in key disease-impacted tissues including the kidney and the heart. In July 2019, we began recruiting patients for our Phase 1/2 MARVEL-1 dose-finding clinical trial to evaluate the safety and efficacy of FLT190 for the treatment of Fabry disease, which we refer to as our Phase 1/2 MARVEL-1 clinical trial. The first two patients in this trial were dosed in August 2019 and June 2021, respectively. Preliminary data from our Phase 1/2 MARVEL-1 clinical trial has demonstrated that a single administration of a low dose of FLT190 was generally well-tolerated and led to a three to four-fold increase over baseline in plasma α-Gal A activity. In the first patient dosed, this increase was achieved by week four and was sustained through the data cutoff at week 20. The first patient dosed continued to show stable elevated α-Gal A expression at 0.8 nmol/hr/mL at 24 months post treatment which is approximately a 3-fold increase compared to the patient’s baseline level. The second patient dosed experienced a sustained increase in plasma α-Gal A expression to near normal levels, from 0.0 nmol/hr/mL at baseline to an average of 3.4 nmol/hr/mL from weeks six to 24.

In a meeting of the clinical trial’s independent data monitoring committee, or DMC, in March 2022, the DMC revised its prior recommendation and recommended dosing the third patient in the second cohort at the 1.5e12 vg/kg dose level, with additional cardiac monitoring, which will be followed by an additional DMC meeting. We expect to dose the third patient by mid-2022 and provide a program update in the second half of 2022. All patients who receive FLT190 in our Phase 1/2 MARVEL-1 clinical trial will also be invited to enroll in our separate MARVEL-2 follow-up clinical study in which we will assess long-term safety and efficacy for a period of at least five years after infusion with FLT190 in our Phase 1/2 MARVEL-1 clinical trial. FLT190 has received orphan drug designation from the FDA and the European Commission. We believe that once we have confirmed the dose, FLT190 has the potential to provide sustained normal protein levels following a one-off treatment.

We are developing our third product candidate, FLT201, for the treatment of Gaucher disease Type 1. Based on data from our studies in in vitro and in vivo animal models, as well as the results from our clinical trials of FLT180a and FLT190, we believe that this product candidate has the potential to provide sustained normal protein levels following a one-off treatment for Gaucher disease Type 1 patients. We have developed a proprietary more stable variant of glucosylceramidase beta, or GBA, the missing protein in Gaucher disease, which has a more than 20-fold longer half-life than the wild-type GBA protein typically administered to Gaucher patients as ERT. In our animal studies against a wild-type GBA construct, FLT201 has demonstrated that the more stable variant of GBA achieves higher uptake into the organs and tissues most affected by Gaucher disease, including the spleen, liver, lung and bone. FLT201 has received orphan drug designation from the FDA and the European Commission. All of our programs to date, including FLT201, use our AAVS3 capsid and our advanced CMC platform, which has enabled us to move this candidate from the research stage to preliminary lead candidate identification within 18 months. We initiated the Phase 1/2 GALILEO-1 dose-finding clinical trial for this program in December 2021 and expect to dose two patients in the first cohort during the first half of 2022, an additional two patients in the second half of 2022 and a further two patients in the first of half of 2023, and expect to report data from this trial during each of the second half of 2022 and first half of 2023.

During the fourth quarter of 2021, we undertook a detailed strategic review of our programs and operations. Following this review, we decided to halt further development of our preclinical studies of FLT210, our liver-directed gene therapy product candidate for the treatment of hemophilia A, given the additional preclinical studies we believe are needed to support an IND application. We will seek to explore potential third-party partnerships to progress FLT210. In an effort to streamline our operations, we also implemented an approximately 25% reduction in the size of our workforce. These changes followed our program optimization and will enable us to better focus our time and resources on the highest value activities.

Since our founding in 2015, we have invested in our CMC capability and operations, and believe we have developed proprietary processes that can efficiently provide high product quality. Over the last six years, we have developed an integrated gene therapy platform, including in-house capabilities for research, development, and analytics as well as proprietary manufacturing platform processes. We are planning to expand our manufacturing capacity over time through strategic partnership. Excepting any short-term risks related to COVID-19, we expect that the CMOs we are currently engaged with, together with our plans for securing further capacity, will be capable of supporting early clinical trials through to commercialization for our three current pipeline programs.

Our founders and senior executives are leaders in gene therapy, rare diseases and AAV biology, and we are affiliated with leading scientific and medical institutions in the field of gene therapy for rare diseases, including UCL and The Royal Free Hospital, or the RFH. Our founder, Clinical and Scientific Adviser and board director, Prof. Amit Nathwani, is a senior faculty member and clinical investigator at UCL and director of the hemophilia center at the RFH. He developed the first successful liver-directed AAV gene therapy for hemophilia B, which led to two New England Journal of Medicine publications (published in 2011 and 2014) and has produced sustained and durable FIX levels in patients that have lasted over nine years. Prof. Nathwani’s research team at UCL developed our proprietary AAVS3 capsid, as well as other critical elements of our gene therapy platform. Our CEO, Michael J. Parini, has extensive experience as a public company biotechnology executive through serving as Executive Vice President and Chief Administrative, Legal and Business Development Officer of Vertex

Pharmaceuticals, Inc. and in multiple leadership roles within Pfizer Inc.’s global legal team, including Senior Vice President and Associate General Counsel. Our co-founder and Chief Technology Officer, Markus Hörer, is an AAV expert and leads our AAV platform development, including manufacturing and analytics technology. Our international team of nearly 200 employees has relevant expertise from prior experience in gene therapy and rare disease companies, academic research laboratories, global CROs, and professional services organizations. With operations in key biotechnology centers in the United States, the United Kingdom and Germany, we believe we have access to the global talent pool necessary to continue to grow and develop our organization.

Our Pipeline

Our current pipeline consists of three gene therapy product candidates as summarized in the table below. Beyond these programs, we also have research programs in novel indications for systemic gene therapy which harness the high expression potential of our platform.

(1)	Owned and in-licensed intellectual property rights.

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

Multiple gene therapies have been approved for commercial sale over the last several years, demonstrating the potential of this class of medicines to address a number of rare monogenic diseases with considerable unmet need. These approved gene therapies include Strimvelis by GlaxoSmithKline plc, or GSK, a product now owned by Orchard Therapeutics plc, Zolgensma by AveXis Inc. (a wholly-owned subsidiary of Novartis International AG, or Novartis), Luxturna by Spark Therapeutics, Inc., or Spark Therapeutics (a wholly-owned subsidiary of Roche), Zynteglo by bluebird bio, Inc. and Libmeldy by Orchard Therapeutics. In addition, dozens of sponsors are currently developing genetic medicines for a variety of conditions using different mechanisms of action, including lentiviral ex vivo gene therapy, which delivers DNA ex vivo to cells extracted from and then reinfused into the patient, in vivo AAV-based gene therapy, which delivers DNA encoding for the gene of interest in vivo to various target organs, and non-viral gene therapy platforms using clinically validated lipid nanoparticles to deliver covalently closed-ended DNA constructs.

Liver-Directed AAV Gene Therapy

AAV-based gene therapies leverage the properties of AAV, a non-enveloped, non-pathogenic virus, to deliver DNA to target cells. Typically, the vectors are designed to deliver this DNA in a non-integrating manner into the nucleus of the cell. However, this DNA can also be systems-designed (such as CRISPR-Cas) to integrate the target DNA into the chromosome. A key element in typical AAV vectors are promoters, which enable and control transcription of the gene with which they are associated. A second key component of AAV-based gene therapies are viral capsids. Differences in the vector capsid, or the protein coat of the virus that surrounds the

DNA being delivered, are responsible for the serological classification of vectors and for their tendency to functionally transduce different types of tissue, such as liver, heart or muscle. Clinical studies in a variety of indications have demonstrated the safety and efficacy of AAV capsids lacking any viral genes and containing DNA sequences of interest for various therapeutic applications. In contrast to viral vectors that are “insertional,” such as lentiviral vectors, or gene editing approaches, which make permanent changes to the genetic code of a cell by modifying its DNA, AAV vectors are typically non-integrating vectors, which deliver stable extra-chromosomal copies of DNA that form a free-floating loop in the cell’s nucleus to mediate long-term gene expression. This is believed to minimize (though not eliminate) the potential risks associated with modifying a patient’s genome and simplifies formulation for delivery.

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

AAVs are subject to immune surveillance and can initiate an inflammatory immune response, including a transient asymptomatic increase in ALT levels, thought to be the result of a T-cell mediated immune reaction against hepatocytes transduced with AAV product. If not addressed promptly with steroids or other immune management treatments, this cellular immune response can induce hepatocyte cell death, and therefore loss of transgene expression.

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

We believe that our liver-directed AAV gene therapy platform has the potential to develop functional cures for the diseases addressed by our clinical programs. In addition, the functional transduction efficiency of our AAVS3 vector observed to date in our hemophilia B and Fabry disease human studies suggests our gene therapy platform may be able to address indications that require high levels of protein expression to achieve a therapeutic benefit. As a result, we believe our platform has the potential to expand the current reach of gene therapy and develop one-time treatments for indications beyond the well-known monogenic diseases targeted by many current gene therapy clinical programs, including our current pipeline. There are three main elements of our gene therapy platform: (i) our capsid and promoter, (ii) our research tools and protein engineering capabilities and (iii) our manufacturing platform processes.

Capsid and Promoter

Our proprietary, rationally designed capsid, AAVS3, forms the backbone of our gene therapy platform. AAVS3 was developed in the lab of Prof. Nathwani through modification of native serotypes with the aim of improving upon the ability of existing gene therapies to functionally transduce human hepatocytes. From extensive research as well as direct clinical experience from his pioneering use of AAV8 gene therapy for hemophilia B, Prof. Nathwani and his research team at UCL identified gene sequences demonstrating human liver tropism, or affinity. Using these sequences, Prof. Nathwani’s research team generated new capsid candidates by swapping the domains of the capsid variants of interest to produce novel capsid candidates. Screening in human liver cell lines identified the swaps that produced improved functional gene transfer compared to naturally occurring serotypes, such as AAV8. Ultimately, Prof. Nathwani’s research team selected the AAVS3 capsid from several candidates through multiplexed sequential screening in mice xenografted with human liver tissue. All of our promoters, including FRE1, which is used in our FLT180a and FLT190 investigational therapies, are proprietary and designed to be liver-selective.

Preclinical studies demonstrate our AAVS3 capsid transduced more hepatocytes compared to some serotypes used in AAV gene therapy trials (e.g. AAV5, AAV8, AAV-rh10), as seen from in vitro experiments of transduction efficiency. In these experiments, normal primary human hepatocytes from multiple donors were used to assess the transduction efficiency of AAVS3 compared with a range of naturally occurring serotypes.

As illustrated in the left-hand chart below, functional transduction of primary human hepatocytes with AAVS3 pseudotyped vectors containing the green fluorescent protein, or GFP, biomarker is significantly higher as compared with untreated control subjects, or UnT ctrl, AAV8, AAV5 and AAVrh10 vectors. In vivo studies in the human xenograft mouse model showed that the percentage of human hepatocytes expressing GFP following AAVS3 transduction was nearly six-fold higher and statistically significant (p<0.05) as compared to AAV8, as illustrated in the chart on the right-hand side below. We determined statistical significance based on a widely used, conventional statistical method that establishes the p-value of clinical results. The p-value is a measure of comparability between the observed outcomes and the hypothesis that there is no treatment effect attributable to the product candidate; the p-value represents the likelihood that the observed outcome occurred by chance alone. Typically, a p-value of 0.05 or less represents statistical significance.

Finally, biodistribution data in non-human primates, or NHPs, demonstrates that AAVS3 has the highest affinity to the liver as compared to other organs in NHPs, as illustrated in the following chart. The relatively high affinity indicated in the lymph nodes, or LNs, and the spleen is an expected consequence of systemic administration and clearance of the vector. The use of a liver-selective promoter in combination with AAVS3 substantially restricts therapeutic gene expression to the liver.

We believe that the application of our AAVS3 capsid in our FLT180a product candidate for the treatment of hemophilia B to increase FIX levels demonstrates its ability to effectively transduce hepatocytes. FIX is an essential protein for normal coagulation, or clotting of the blood. Numerous studies have shown that small increases in the FIX levels in hemophilia B patients, even at levels lower than the normal FIX activity level range of 50% to 150%, can be sufficient to convert a severe phenotype to a mild one.

In his initial gene therapy program using AAV8, Prof. Nathwani initially achieved FIX activity of approximately 5% of normal levels using the wild-type FIX gene. Based on published research to date, other gene therapies currently in development for hemophilia B have achieved up to an approximately 40% mean FIX activity level by using the so-called Padua variant of FIX, a naturally-occurring gain of function, or GoF, mutation which confers a six- to eight-fold increase in FIX activity at a given level of FIX protein expression, using an AAV5 capsid or a proprietary bioengineered capsid. This indicates that the increase in the FIX activity levels obtained by these programs is mostly due to the Padua GoF mutation, as the underlying level of FIX protein expression in these programs is essentially similar to that achieved by Prof. Nathwani’s original construct, once the activity level in the programs using Padua is correlated to the wild type level by dividing by a range of six to eight-fold.

In contrast, in our FLT180a program, which uses our AAVS3 capsid and the same Padua GoF mutation, results from the Phase 1/2 B-AMAZE clinical trial have shown the potential to achieve mean FIX activity in patients at a level greater than four- to five-fold higher over time as compared to the levels achieved by other investigational products in development based on published research to date. We believe the expression capability of our platform will allow us to address diseases that require relatively high protein expression levels such as Fabry disease and Gaucher disease, in a way that may not be possible to achieve through simple dose escalation with wild-type AAV capsids. In addition, for a given level of required expression, we believe the potency of our product candidates allows for administration at a lower dose, which we believe can enhance tolerability.

Research Tools and Protein Engineering Capabilities

Our vector design efforts range well beyond capsid engineering. Expression cassettes utilized in our product candidates are tailor-made to meet each defined clinical need, taking into account vector quality, tissue targeting, protein stability and specific activity requirements. Our vector design team uses our extensive in-house research and analytic capabilities, as well as protein engineering approaches, to generate libraries of codon optimized sequences and novel promoters and enhancers. These can be combined to produce expression cassette candidates that drive the necessary protein levels and optimized protein activity and can be efficiently manufactured by our CMC platform. Importantly, the promoter-enhancer combinations cover a broad range of sizes that enable us to determine an expression cassette length that is within the carrying capacity of an AAVS3 capsid and that also optimizes both potency and quality of the vector. For certain diseases, the amount of therapeutic protein required extends beyond what can be achieved through genetic engineering. To address this limitation, we have established a protein engineering group that uses rational and in silico design to generate GoF protein variants that, among other things, improve the effective activity of the wild-type protein. For example, in our Gaucher disease program, we have achieved 20-fold higher half-life at lysosomal pH, resulting in 20-fold higher plasma activity in vivo, based on our published research to date on our FLT200 program (the predecessor to our FLT201 program).

We have also scaled our assay development and screening activities to support testing and shortlisting of candidate libraries emerging from the vector design and protein engineering functions so that subsequent rounds of design can be performed on a timely basis. In addition to routine cell-based screening assays, our research team has developed screening assays for transfer to GCP laboratories for validation and clinical deployment, various assays for deployment in IND- and CTA-enabling studies, and high-throughput antigen and activity assays. These assays utilize liquid handling systems and miniaturized assay formats that are critical for screening patients for antibodies to our AAVS3 capsid, as well as monitoring the enzymes and proteins that are generated as a result of our gene therapies.

On the translational side of research, we conduct experiments in-house as well as through a global network of leading academic investigators and CROs. Across our programs, we perform in vivo expression experiments in preclinical studies of our product candidates and, as required on a program-by-program basis, functional models to demonstrate safety and efficacy in diseases such as hemophilia B, LSDs and new disease targets. In addition to animal model studies, we also use empirically validated and newly developed computational or statistical models to predict and study efficacy, pharmacokinetic and pharmacodynamic profiles to ensure that our lead candidates are optimized before advancing into clinical trials. The diverse experience, background and geographical locations among our collaborators and partners gives us operating flexibility to help develop our projects, including IND- and CTA-enabling studies, using effective tools and methodologies. These are the capabilities that have enabled us to develop a novel and proprietary initial product candidate for Gaucher disease within 18 months of initiating the research stage, and which we believe will allow us to develop innovative product candidates for systemic diseases that are not currently addressed by gene therapy.

Manufacturing

Our CMC platform, which includes our proprietary manufacturing platform processes and related analytics, contributes to the potency and the safety profile of our product candidates. Since the founding of our company, we have invested in people, time and resources to build our CMC expertise and create proprietary end-to-end manufacturing processes. We believe that the combination of processes, analytics, know-how and understanding of AAV biology that forms our CMC capability is among the best in the field. Our proprietary processes are made possible through a set of key in-house capabilities, ranging from biological starting material and process development to analytical capabilities. Our CMC processes, product characterization and manufacturing capabilities benefit from the modularity of our platform processes, where our capsid and the majority of our vector cassette and plasmid components are leveraged across indications. Each new program is primarily differentiated by the specific transgene for each indication. Due to this modularity, we can effectively leverage the knowledge gained from our existing programs to optimize the development of each new program. This has allowed us to advance our three lead programs from research stage to clinical trials within six years of our founding.

The higher potency of our capsid translates directly into lower dose requirements for a given level of expression, and therefore into a smaller number of manufacturing batches required to supply the clinical and, if approved, eventually the commercial, needs of our programs. To date we have manufactured all of our product candidates using our proprietary split-packaging plasmid system in an adherent mammalian HEK293T cell line cultured in the iCELLis® bioreactor. This has, in our view, the potential to provide higher quality product candidates than adherent mammalian HEK293 cell lines or insect cell or mammalian suspension systems, which are optimized for high yields, by packaging less unwanted host-cell DNA into the capsids and allowing better control of the so-called “full/empty ratio.” We use a set of analytic methods, including long-read next generation sequencing, or LR-NGS and 2D ddPCR, to provide what we believe to be an industry-leading capability to visualize and quantify the actual contents of our capsids to ensure optimization of the vector integrity and safety of our product candidates. We have also developed a next generation suspension manufacturing platform process for programs with higher dosing requirements. We have established our adherent manufacturing platform in two locations in two countries at a leading global CMO, Thermo Fisher Scientific (Brammer and Henogen). We are planning to transfer our new suspension manufacturing platform process to a CMO and scale it up in order to create a working platform of commercial scale and quality. We continue to assess advances in these technologies as they develop and retain flexibility in our development plans to give us the ability to manufacture our products on a platform that is appropriate for each program.

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

We believe that FLT180a is the only hemophilia B gene therapy currently under clinical development that has demonstrated the potential to bring the majority of patients into the normal FIX range of 50% to 150% on a sustained basis. This has the potential to help patients avoid the progressive joint damage associated with spontaneous bleeds, eliminate the need for patients to carry factor replacement with them at all times for prophylaxis or on-demand treatment of bleeds and enable patients to undergo surgery or dental treatment without the need for factor replacement. We believe elimination of the need for FRT would lead to significantly better quality of life for patients with hemophilia B, enabling active lifestyles comparable to the non-hemophilia population. Providing normal factor levels could also reduce ongoing annual cost burdens on the healthcare system in view of the high cost of FRT, which can be several hundred thousand dollars per year in developed markets, depending on geographic location and amount of factor usage.

Hemophilia B Disease Overview

Hemophilia B is a serious, rare, X-chromosome linked inherited disease characterized by insufficient blood clotting, which can result in frequent, spontaneous and sometimes life-threatening bleeding episodes. Bleeds may occur in all tissues but most frequently occur in joints, muscles and the central nervous system, or CNS. People with hemophilia B may also experience prolonged bleeding after trauma or surgery. Hemophilia B occurs as a result of mutations in the F9 gene, encoding FIX, which is involved in the coagulation cascade pathway and promotes thrombin generation as required for coagulation. Loss of FIX function results in the clinical features of hemophilia B.

The bleeding into joints that some patients experience can be a major source of long-term morbidity in hemophilia B. Recurrent joint bleeds result in permanent damage to the joint, which is referred to as hemophilic arthropathy. Early features include swelling and joint pain, which can be associated with disuse leading to muscle atrophy and weakness. Ultimately the arthropathy can progress to significant pain, joint destruction and limitations on the range of possible joint movement. Pain management and physiotherapy is provided when arthropathy has developed, but it can ultimately require joint replacement surgery which must be covered with high doses of clotting factors. Hemophilic arthropathy can be mitigated or delayed by good hemophilia prophylaxis, but this requires frequent IV administration of FRT.

The severity of the clinical manifestations of hemophilia B depends on the extent of the FIX deficiency. FIX activity levels in the range of 50% to 150% are considered to be within the normal range. If the biological activity of FIX is below 1%, the hemophilia is characterized as severe and manifests as frequent spontaneous bleeds and abnormal bleeds following minor trauma, surgery or tooth extraction. If the biological activity of FIX is between 1% and 5%, the hemophilia is characterized as moderate and manifests as abnormal bleeds as a result of minor trauma, surgery or tooth extraction, but spontaneous bleeds are less common. If the biological activity of FIX is between 5% and 40%, the hemophilia is characterized as mild and manifests as abnormal bleeds as a result of major trauma or following surgery or tooth extraction, but without spontaneous bleeds. However, even patients with moderate hemophilia B carry a large disease burden, as they must be prescribed treatments which they must have available to them in case of surgery or trauma, and must avoid occupations or minimize activities which pose a risk of injury. The WFH estimates that there are approximately 15,000 patients with hemophilia B in the United States, Europe and Japan. National hemophilia organizations in these regions estimate that over 60% of these patients have either moderate or severe hemophilia B, although estimates vary by country. Based on preclinical studies, we believe approximately 50% of the population have antibodies to AAVS3 which prevents AAVS3-based gene therapies from working effectively. We believe it may be possible to use antibody removal techniques, such as apheresis or antibody-cleaving therapeutics, to temporarily remove circulating anti-AAVS3 antibodies, thereby rendering some previously excluded patients eligible for treatment. We have reviewed or evaluated a variety of approaches to reduce anti-AAVS3 antibodies to a level that would change patients’ status from ineligible to eligible for treatment with our AAVS3-based product candidates. We are maintaining a watching brief on these technologies as they mature and continue to assess their potential for future implementation.

Limitations of Current Therapies

Current treatment for hemophilia B involves FRT with plasma derivatives or genetically engineered recombinant FIX concentrates, including both short- and long-acting products. Treatment may be administered following a bleed (i.e., on demand treatment) or to prevent bleeds (i.e., prophylactic treatment) and involves frequent IV administration of the replacement factor. Prophylactic treatment with currently available replacement factor products requires IV infusions of FRT one or two times a week, depending on the product and the severity of the disease. Although FIX activity levels are high immediately after the infusion, they decline over the following days to a significantly lower level, increasing the patient’s risk of bleeding. This pattern of activity levels is referred to as a “sawtooth” profile. Recently, new FRT products have reached the market that are comparably effective but reduce the need for infusions to just once every week or bi-weekly. Fewer infusions of the new factor products are required as a result of the medication’s increased half-life, which is the amount of time the body takes to reduce the clotting factor concentration by half in the bloodstream. These products are called extended half-life, or EHL, FIX products. However, despite the decrease in frequency of infusions required with EHL FIX products, patients still experience the “sawtooth” profile of FIX levels over time, which imposes significant restrictions on activity and does not eliminate the risk of bleeding related to a low factor level in the case of trauma or emergency surgery. All versions of prophylactic FIX treatment, including EHL FIX, are costly for the healthcare system, with annual costs of several hundred thousand dollars per year in developed markets, in addition to the costs and burden of ongoing medical support and monitoring of these patients.

One of the major complications in the administration of factor replacement products is the development of inhibitor antibodies against the administered coagulation factor, which prevents further treatment with FRTs. Many hemophilia patients develop inhibitor antibodies at some point in their life, with the majority of cases seen early in the treatment history. In the case of hemophilia B, clinically significant inhibitors occur in approximately 1% to 3% of severely affected patients.

Our Solution: FLT180a for the Treatment of Hemophilia B

We believe FLT180a, if approved, would represent a significant advancement from the hemophilia B treatments currently available to patients. Our gene therapy is intended to liberate patients, as well as their caregivers and the healthcare system, from the burden of on-demand and prophylactic factor usage by providing a normal and therapeutic level of long-term FIX activity through a one-time treatment. We believe the benefit of a consistent, therapeutic level of endogenously produced FIX will greatly improve patients’ quality of life, allowing them to live substantially without the burden of the disease, depending on the FIX level achieved by the treatment. Our goal is to “normalize” patients’ clotting activity by achieving sustained FIX activity of levels between 50% and 150%.

FLT180a is an investigational gene therapy medicinal product candidate intended for the treatment of moderate or severe hemophilia B. Our goal is to give patients over time FIX activity levels within the normal range and which meet or exceed those recommended by the WFH for surgery and trauma, thus providing patients with a significant reduction or even elimination of spontaneous and traumatic bleeds, and thereby freedom from the use of factor replacement concentrates. We are the first company to have reported clinical trial results demonstrating mean FIX activity levels well into the normal range of 50% to 150%, and we believe that ours is the only gene therapy program for this indication currently in development that is aiming to fully normalize FIX levels. Based on one-year post-treatment results from our Phase 1/2 B-AMAZE clinical trial as of September 20, 2021, data from the third cohort of 6.4e11 vg/kg and fourth dose cohort of 8.32e11 vg/kg suggest that a dose to deliver FIX activity levels in the normal range lies between these two doses. As a result, we are using a dose of 7.7e11 vg/kg in our Phase 1/2 B-LIEVE dose confirmation trial which we initiated in December 2021. Based on the data from our Phase 1/2 B-AMAZE clinical trial, we believe the one-time administration of FLT180a has the potential to “normalize” FIX activity levels and thereby eliminate patients’ need for any supplemental FRT. We intend to confirm this in our Phase 1/2 B-LIEVE dose confirmation trial and then advance into a Phase 3 pivotal trial of FLT180a. We also plan to collect data in the Phase 3 pivotal trial of FLT180a regarding improvements in clinical outcomes such as joint function, as well as improvements in quality of life and the ability to pursue vigorous activities.

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

We are now conducting our Phase 1/2 B-LIEVE dose confirmation trial to confirm the dose and immune management regimen of our FLT180a investigational drug product. If successful, we believe this trial should allow us to begin our planned Phase 3 pivotal trial of FLT180a. We anticipate that the design of this Phase 3 pivotal trial of FLT180a will be substantially similar to the Phase 3 part of the previously planned Phase 2b/3 pivotal trial that we presented to and discussed with regulatory authorities.

We met our objective to initiate at least one clinical trial site for our Phase 1/2 B-LIEVE dose confirmation trial by the end of 2021 and dosed the first patient in the trial in March 2022. We expect to complete dosing of the first dose cohort in the first half of 2022 and the second dose cohort or, if necessary, additional patients in the first dose cohort, by the end of the third quarter of 2022. We are targeting data readouts during the first and second halves of 2022 and the first half of 2023 and initiation of start-up activities for the planned Phase 3 pivotal trial of FLT180a during the first half of 2023. In addition, we are working in parallel to respond to the FDA’s CMC requirements in advance of commencing the planned Phase 3 pivotal trial.

Additionally, we currently have two ongoing studies:

•	a long-term follow-up self-sponsored study to continue monitoring FIX activity and safety in patients treated with FLT180a in the Phase 1/2 B-AMAZE clinical trial; and

•

a screening observational study, which we refer to as ECLIPSE, which will gather baseline data including FIX usage and annualized bleed rate, or ABR, for patients who will then enroll in our Phase 1/2 B-LIEVE dose confirmation trial and planned Phase 3 pivotal trial of FLT180a.

In addition to the above, we are also planning the following clinical trial of FLT180a, subject to agreement with regulatory authorities:

•	a pediatric study to evaluate FLT180a in younger patients up to 17 years of age, to support the requirements of a pediatric investigation plan, or PIP.

Data from the B-AMAZE Clinical Trial and Long-Term Follow-Up Study

The goal of the Phase 1/2 B-AMAZE clinical trial was to find a dose that would bring the majority of patients into the normal FIX activity level range of 50% to 150%. Sites were opened in the United Kingdom (London, Oxford, Canterbury, Southampton, Sheffield and Manchester), Ireland (Dublin), Italy (Milan) and in the United States (Memphis, TN). All patients were dosed at the RFH and followed up at their original sites. The trial commenced in 2018, with the first patient dosed in January 2018. Ten patients were dosed in the Phase 1/2 B-AMAZE clinical trial. Three-year post-treatment data has been reported on two patients in the lowest dose cohort of 3.84e11 vg/kg, two-year post-treatment data has been reported on two patients in each of the cohorts of 6.4e11 vg/kg and 1.28e12 vg/kg and one-year post-treatment data has been reported on the other four patients.

To achieve our goal of finding a dose that will bring patients into the normal FIX range, in the Phase 1/2 B-AMAZE clinical trial, two patients were dosed at each of the first three dose cohorts of 3.84e11, 1.28e12 and 6.4e11 vg/kg, respectively, and four patients were dosed in the final dose cohort of 8.32e11 vg/kg.

Based on the responses observed in the Phase 1/2 B-AMAZE clinical trial, analysis of the dose response relationship and quantitative systems pharmacology modeling, we believe that a dose of 7.7e11 vg/kg has the potential to bring the majority of patients above 50%, the lower limit of the normal FIX range, while avoiding long-term FIX expression above 150%, the upper end of the normal range. The Phase 1/2 B-AMAZE clinical trial also served to evolve our prophylactic immune management regimen. Based on the results of our Phase 1/2 B-AMAZE clinical trial, we believe that a prophylactic immune management regimen consisting of a tapering course of prednisone, along with a brief course of tacrolimus, combined with close monitoring for early detection of transaminitis, has the potential to enable early immune tolerance, thereby reducing the risk of transaminitis and preserving long-term FIX expression.

All ten patients dosed with FLT180a in the Phase 1/2 B-AMAZE clinical trial as of September 20, 2021 showed expression of the Padua variant of the FIX protein in their plasma. Other than one patient from the 6.4e11 vg/kg dose cohort, who was not yet treated with the optimized prophylactic immune management regimen and experienced a significant loss of expression due to transaminitis, no patient resumed factor prophylaxis following treatment with FLT180a. The only other patient to receive any FRT from day 15 after gene therapy received only a single infusion based on physician choice for a presumed traumatic bleed (despite having a FIX activity level in the normal range at the time).

The FIX activity values reported below are all measured using a one-stage assay and are central laboratory measurements.

•

In the lowest dose cohort of 3.84e11 vg/kg, a total of two patients were dosed. The patients achieved FIX activity levels of 44% and 46%, for a mean of 45%, at week 26 and a mean FIX activity of 41% at week 52; both patients remained stable with mean FIX of 45% at week 156, demonstrating durable FIX activity.

•

In the next highest cohort of 6.4e11 vg/kg, a total of two patients were dosed. One of the patients who was not yet treated with the optimized prophylactic immune management regimen experienced transaminitis and a decrease in expression. The patients achieved FIX activity levels of 7% and 64%, for a mean of 36%, at week 26 and 1% and 63%, for a mean of 32%, at week 52. For the patient who did not experience transaminitis and a decrease in expression, FIX activity at week 26 and week 52 was 64% and 63%, respectively, and that patient’s FIX activity stabilized in the normal range with FIX activity of 57% at week 104.

•

In the next highest dose cohort of 8.32e11 vg/kg, a total of four patients were dosed and have achieved mean FIX activity levels of 142% and 61% at week 26 and week 52, with ranges of 53% to 190% and 35% to 117%, respectively. One patient experienced transaminitis shortly after stopping the immune management regimen, which led to a reduction in FIX expression that responded to a second course of immune suppression. This patient remained in the normal range of FIX expression as of September 20, 2021. The other three patients in this cohort experienced transaminitis at approximately week 26, and their mean FIX activity at week 26 was 171%. After completion of the prophylactic immune regimen, these three patients experienced a similar decline in FIX expression. Despite these declines in activity, as of September 20, 2021, one of the three patients remained in the normal range for FIX activity, and two were at the upper end of the mild hemophilia B range.

•

In the highest dose cohort of 1.28e12 vg/kg dose, a total of two patients were dosed. The patients achieved FIX activity levels of 71% and 280%, with a mean of 176%, at week 26 and 85% and 260%, with a mean of 173%, at week 104. One patient remained at supraphysiological FIX levels and the other patient had achieved FIX activity levels within the normal range at week 104. FIX activity in both patients had stabilized. Although we do not intend to proceed with the 1.28e12 vg/kg dose in the FLT180a program, we believe that it illustrates the potency of the AAVS3 capsid as it applies to future indications where a higher level of protein expression may be required.

Based on these results, we believe that a dose of 7.7e11 has the potential over time to bring the majority of patients into the normal FIX activity level range of 50% to 150%. The Phase 1/2 B-AMAZE clinical trial has also allowed us to develop an immune management strategy that we believe will effectively manage ALT elevations and thereby preserve FIX activity in the normal range. We have taken forward into the Phase 1/2 B-LIEVE dose confirmation trial an immune management regimen consisting of a tapering course of oral prednisolone along with a brief course of tacrolimus during the highest risk period of immune response to the AAVS3 capsid, combined with close monitoring for early detection of transaminitis. We believe this approach balances the need for the development of immune tolerance with the prevention of transaminitis.

As of September 20, 2021, across the nine out of 10 patients with sustained FIX expression after treatment, there were two minor, spontaneous bleeds reported in two patients that did not require treatment. There was only one reported traumatic bleed that was treated with FRT, based on physician choice. The patient had an endogenous FIX activity level of 57% at the time.

FLT180a Safety Profile

As of September 20, 2021, FLT180a has been generally well-tolerated, with adverse events generally consistent with those observed with liver-directed gene therapies. The most commonly reported adverse event was transaminitis, a dose-dependent, asymptomatic transient increase in serum ALT levels which, if left untreated, has been shown to negatively impact FIX activity levels and durability. The ALT increases we have observed as of the cut-off date are mild increases that have not resulted in safety concerns but are monitored because of the potential for the patient to lose FIX expression.

As of September 20, 2021, in the ten patients treated in the Phase 1/2 B-AMAZE clinical trial, we observed the following serious adverse events, or SAEs, all of which resolved (except for the reduced FIX level event described below) without any ongoing clinical impact to the patients involved:

•

nine drug-related SAEs, in seven different patients, relating to elevated ALT levels that required additional treatment with corticosteroids and/or tacrolimus in accordance with the trial protocol, one of which was a Common Terminology Criteria for Adverse Events, or CTCAE, Grade 3 event, and the others of which were CTCAE Grade 1/mild (four events) or Grade 2 (four events);

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

As of September 20, 2021, no ALT increases have been observed in the low dose cohort 3.84e11 vg/kg. Three of the seven patients that experienced the elevated ALT SAEs also most likely experienced immune reactions that permanently reduced the FIX levels. In two patients, dosed at 8.32e11 and 1.28e12 vg/kg, respectively, these were reduced to levels still within the normal FIX activity level range of 50% to 150%, and in the third patient, dosed at 6.4e11 vg/kg, to a FIX level below 5%. As of September 20, 2021, there has been no evidence of neutralizing anti-FIX antibodies and no adverse events were observed during vector infusion, including any clinically relevant changes in vital signs.

In the final dose cohort of 8.32e11 vg/kg, by day 21, all four patients had achieved FIX expression into the normal range. Prophylactic immune management was initiated at day 21 as per protocol; one patient experienced elevated liver enzymes coupled with a reduction of FIX expression soon after its completion. The remaining three patients in this cohort experienced a similar decline in FIX expression, but in a more delayed fashion, after completion of the prophylactic immune regimen. Despite these declines in activity, as of September 20, 2021, two of the four patients in this cohort remained in the normal range for FIX activity and the other two were at the upper end of the mild hemophilia B range. Based on these observations, we now believe that a shorter course of prophylactic immune management, together with close monitoring, will enable earlier immune tolerance and preserve FIX activity.

Treatment with FLT180a aimed at increasing FIX levels carries the risk of transaminitis. To mitigate this risk, all patients enrolled in the Phase 1/2 B-AMAZE clinical trial were closely monitored, including frequent monitoring of FIX activity levels. A prophylactic immune management treatment, described above, consisting of a tapering course of oral prednisolone along with a brief course of tacrolimus during the highest risk period of immune response to the AAVS3 capsid, combined with close monitoring for early detection of transaminitis has been incorporated as an element of our trial design for our Phase 1/2 B-LIEVE dose confirmation trial in order to avoid loss of expression and to maintain durable FIX levels. In the event that any patient experiences breakthrough transaminitis, our trial protocol provides for treatment with IV methylprednisolone.

Long Term Follow-up Study of Hemophilia B Patients Following Gene Therapy

We are conducting an open-label, multicenter, long term follow-up study to investigate the long-term safety and durability of response following dosing of FLT180a in patients with hemophilia B. All patients who have undergone dosing in previous studies with FLT180a have rolled over into the long-term follow-up study.

Efficacy of FLT180a will be assessed based on the change, relative to baseline from the preceding Phase 1/2 B-AMAZE clinical trial in a number of relevant clinical parameters, including durability of FIX response over a period of five years. We reported up to 3.5-year durability data from the Phase 1/2 B-AMAZE clinical trial at the 63rd American Society of Hematology, or ASH, Annual Meeting in December 2021. The main objective of the follow-up study is to evaluate the long-term safety of FLT180a following the initial dosing in the Phase 1/2 B-AMAZE clinical trial. The trial will also evaluate, among other things, additional efficacy endpoints, general health status, and health resource utilization.

ECLIPSE Run-in Study

In developing our strategy for commencing our Phase 1/2 B-LIEVE dose confirmation trial, in line with best practices for creating value for our patients and other stakeholders, as well as FDA guidance on gene therapy for hemophilia B, we designed a lead-in study, which we refer to as ECLIPSE, to collect data on ABR, FRT utilization, concomitant medication, and other supportive measures. To meet these objectives for our Phase 1/2 B-LIEVE dose confirmation trial, we are conducting our ECLIPSE study to prospectively capture this baseline data. Patients will be followed in ECLIPSE for at least six months before they are eligible to be screened for participation in the Phase 1/2 B-LIEVE dose confirmation trial. We believe we have enrolled a sufficient number of patients in the ECLIPSE study to fully enroll the Phase 1/2 B-LIEVE dose confirmation trial. We expect to resume enrollment in the ECLIPSE study in the second half of 2022 to prospectively capture six months of baseline data for the planned Phase 3 pivotal trial.

Phase 1/2 B-LIEVE Dose Confirmation Clinical Trial and Phase 3 Pivotal Trial

Our Phase 1/2 B-LIEVE dose confirmation trial is an open-label, multicenter, clinical trial to establish the safety and efficacy of our commercial scale drug product and confirm the dose level for FLT180a. We expect that the Phase 1/2 B-LIEVE dose confirmation trial will also serve to confirm the effectiveness of the current immune management regimen described above of oral tacrolimus and prednisolone. This trial can enroll up to nine patients and is intended for patients with severe hemophilia B, generally defined as patients with FIX activity levels less than or equal to 1%, and patients with moderate hemophilia B who have FIX activity levels less than or equal to 2%.

The trial was initiated in December 2021, with the first patient dosed in March 2022. As of March 15, 2022, we have opened two sites in the United States (Los Angeles, CA and Tampa, FL) and four sites in the United Kingdom (two sites in London and one in each of Newcastle and Glasgow), and we have dosed one patient. We are dosing the first three patients in the trial at the starting dose of 7.7e11. We plan to assess FIX activity levels at days 21, 140 and 182. Depending upon the FIX activity levels at day 21, we may choose to adjust the dose level before we dose an additional three patients. Depending upon the FIX activity levels thereafter, we may choose to dose a final three patients at a third dose level.

Assuming positive data from our Phase 1/2 B-LIEVE dose confirmation trial, we will be initiating a planned Phase 3 pivotal trial of FLT180a. We intend to file for approval based on 52 week ABR and FIX levels. The final determination of the endpoints and number of patients required in this trial will be based on further interactions with the FDA, MHRA and EMA. We received RMAT and PRIME designations for FLT180a in February and March 2019 from the FDA and EMA, respectively, based on preliminary clinical data. Based on these designations, granted to development programs for medicines that target an unmet medical need, the regulatory agencies provide enhanced support and more frequent interactions on the development plan. RMAT designation includes all the benefits of the fast track and breakthrough designations, including early and frequent interactions between the agency and sponsors, rolling submissions, and the ability to apply for accelerated approval. In addition, the European Commission and FDA granted orphan designations for FLT180a on October 26, 2018 and February 15, 2019, respectively.

Due to differing regulatory guidance in the European Union, United Kingdom and the United States, our aim is to harmonize the key elements of our planned pivotal clinical trial protocol in order to satisfy the requirements of each regulatory body. Nevertheless, we anticipate that different data packages may be required to support a BLA in the United States and MAA in the European Union and United Kingdom.

While other gene therapies for the treatment of hemophilia B have been awarded orphan drug designation by the FDA, none of these are AAVS3-based gene therapies. We believe we have a pathway to approval because of our differentiated AAVS3 capsid, as well as the activity our FLT180a product candidate has demonstrated to date in the clinic.

FLT180a is manufactured using our proprietary manufacturing platform based on adherent mammalian cell culture. We believe this system is capable of generating products of high quality and potency. As discussed above, we received feedback from the FDA relating to the characterization and comparability of the investigational drug product used in our Phase 1/2 B-AMAZE clinical trial of FLT180a that was produced at a smaller scale by Children’s GMP at St. Jude, as compared to the FLT180a drug product we expect to use in our Phase 1/2 B-LIEVE dose confirmation trial and our planned Phase 3 pivotal trial of FLT180a, both of which will be produced at a commercial scale at Brammer. Based on that feedback, we will seek to support the comparability of the critical quality attributes of the investigational drug product produced at clinical scale with those of the investigational drug product produced at commercial scale, using various analytical methods, including a range of characterization and quality assays. Manufacturing process changes also may be implemented to address critical differences, if any, that may exist between drug product produced at clinical scale compared to that produced at commercial scale.

Screening of Patients for Pre-existing Immunity against the AAVS3 Capsid

Prior to being confirmed for eligibility for treatment with FLT180a, potential trial participants are tested to determine the level of pre-existing antibodies to AAVS3, which could limit the activity of the therapy. Our proprietary cell-based TIA specifically measures the level of neutralizing antibodies, or NAbs, which are able to inhibit the transduction of human hepatocytes by the AAVS3 capsid, rather than the broader population of antibodies which can bind to the capsid but are not neutralizing.

For enrollment of patients into the Phase 1/2 B-AMAZE clinical trial, confirmation of a low or negligible inhibitory AAVS3 antibody titer from this assay was required. We developed and validated the assay to meet the required level of robustness and conformance necessary for use in our clinical trials. The assay was performed within our QC laboratory based at our Stevenage, United Kingdom site and conducted in compliance with our quality management system.

For purposes of our Phase 1/2 B-LIEVE dose confirmation clinical trial, as well as the planned Phase 3 pivotal trial of FLT180a, and ultimately a potential commercial FLT180a drug product, we have developed a second-generation TIA, the Freeline AAVS3 Neutralizing Antibody Test, in collaboration with a CRO with specialist expertise in such assays and the capability to execute the assay in the United States and potentially in the European Union. We believe this second-generation assay will offer a faster turnaround to provide the necessary capacity and responsiveness to support commercialization. The assay will be validated at a CRO with specialist expertise in such assays and will be performed at a single site in a Clinical Laboratory Improvement Amendments-, or CLIA-, certified/College of American Pathologists-, or CAP-, accredited laboratory based in the United States. This assay was approved by the FDA under the Investigational Device Exemption, or IDE, regulations for use in our Phase 1/2 B-LIEVE dose confirmation clinical trial and must be approved again before commencement of the planned Phase 3 pivotal trial of FLT180a. We have received FDA Feedback through the Center for Devices and Radiologic Health Pre-IDE process confirming the development work, including planned analytical studies to meet the FDA’s expectations for IDE applications. In the European Union, we secured the Conformité Européene, or CE, marking for the assay under the current EU in vitro diagnostic directive, or IVDD, framework for use in our Phase 1/2 B-LIEVE dose confirmation clinical trial. Our plan is to transition to fulfill requirements to meet EU In Vitro Diagnostics Regulation requirements in advance of the May 26, 2022 deadline.

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

Planned Pediatric Investigation Plan for FLT180a

In the European Union, we are obliged to agree to a PIP prior to MAA submission. Satisfactorily completing the PIP could lead to an additional two years of regulatory exclusivity. Our current plan for investigation is to include younger patients up to 17 years of age in pediatric studies. In the United States, the comparable legislation is the Pediatric Research Equity Act, or PREA, under which companies are required to submit a Pediatric Study Plan, or PSP, for new indications, but this rule exempts orphan drugs. Since FLT180a has received an orphan drug designation in the United States, it will be exempt from the requirements of the PREA, which will limit the number of patients required for approval.

FLT190 for the Treatment of Fabry Disease

We are developing our liver-directed gene therapy product candidate, FLT190, for the treatment of Fabry disease. We are currently conducting our Phase 1/2 MARVEL-1 clinical trial, which is a dose-escalation clinical trial to evaluate the safety and efficacy of FLT190 in patients with Fabry disease. We dosed our first patient in the Phase 1/2 MARVEL-1 clinical trial in the third quarter of 2019 and our second patient in the second quarter of 2021.

Fabry Disease Overview

Fabry disease is a rare, X-linked disease characterized by a congenital error of glycosphingolipid metabolism caused by an abnormal gene encoding the α-Gal A, enzyme, responsible for the breakdown of glycosphingolipids. Deficiency of α-Gal A results in the accumulation of glycosphingolipids, such as Gb3, and its deacetylated form, globotriaosylsphingosine, or Lyso-Gb3, that are associated with the pathophysiology of the disease.

There are many mutations underlying Fabry disease. The disease can be divided into two categories: classic phenotype, the most severe form of the disease, and a generally milder phenotype known as the late-onset form of the disease, which is characterized by a more variable disease course, in which patients are generally less severely affected and disease manifestations may be limited to a single organ such as the kidneys or the heart.

Fabry disease is associated with major disability, organ failure and premature death, generally before the age of 60 years. Late-onset variants present later in life with organ dysfunction which can be as severe as in the classic form of the disease, but without the peripheral stigmata of pain, sweating abnormalities and angiokeratoma.

Fabry disease is also a pan-ethnic disorder, meaning that it occurs in all racial and ethnic populations, and it affects both males and females. Women have a more variable clinical presentation than men due to X-chromosome inactivation, and presentations in women can develop about a decade later than in males and range from asymptomatic to severe. The prevalence of Fabry disease is estimated to be approximately one in 50,000 live births, implying a total population of approximately 16,000 Fabry patients in the United States, the five major European markets (United Kingdom, Germany, France, Italy and Spain) and Japan. However, newborn screening initiatives have suggested an even higher prevalence of the disease (one in 3,100 male newborns found by a study conducted in Italy).

Limitations of Current Therapies

Currently no curative therapies exist, and alternatives to ERT for patients with Fabry disease are limited. Fabry disease is primarily treated with periodic infusions of ERT consisting of recombinant α-Gal A over the patient’s lifetime. The most commonly prescribed ERTs for Fabry disease are agalsidase beta (Fabrazyme, marketed by Sanofi Genzyme), and agalsidase alpha (Replagal, marketed by Takeda). Periodic infusion of ERT can cost hundreds of thousands of dollars on an annual basis, placing a significant burden on patients and healthcare systems. A non-ERT drug migalastat (Galafold), an oral chaperone therapy marketed by Amicus Therapeutics Inc., or Amicus, was approved by the European Commission in May 2016 and by the FDA in September 2018. Amicus reports that 35% to 50% of the gene mutations associated with Fabry disease are amenable to treatment with migalastat.

Although ERT provides therapeutic benefit and can reduce Gb3 substrate levels and extend a patient’s life expectancy, ERT requires chronic infusions throughout a patient’s life and over time can raise antibodies that limit the effectiveness of the therapy. Patients prescribed ERT generally receive an infusion every other week. However, because of their suboptimal pharmacokinetics and very short half-life of a few hours, ERTs only temporarily increase plasma enzyme levels. As a result, patients with Fabry disease who are prescribed ERT continue to have disease progression, including ongoing decline in renal function, potentially resulting in renal failure, cardiovascular disease and ongoing debilitating pain including periods of severe pain crisis. Some physicians anecdotally report that patients can have recurrence of symptoms as the therapeutic effect of ERT wanes between biweekly treatments. In addition, because ERTs are not curative and only slow, but do not halt, the progression of disease, patients can deteriorate and the healthcare system incurs significant costs associated with recurring medical interventions. Furthermore, studies have shown that approximately 40% of male patients with the classic Fabry disease phenotype can develop anti-α-Gal A antibodies also known as anti-drug antibodies.

Our Solution: FLT190 for Fabry disease

We are developing FLT190 for the treatment of Fabry disease. Using our proprietary AAVS3 capsid, we believe our Fabry disease program has the potential to provide sustained levels of functional α-Gal A at a lower vector dose than other gene therapy programs for this indication. To our knowledge, there are two other gene therapy programs for this indication currently in the clinic, including another AAV liver-directed gene therapy using an AAV6 capsid and another AAV gene therapy with a capsid directed to tissues affected by the disease, including the heart. We believe two other AAV gene therapies and a program based on allogeneic human cells genetically modified to secrete hGLA are in preclinical development. A lentiviral-based gene therapy program in clinical development for the disease was deprioritized by its sponsor in January 2022.

Our goal for FLT190 is to achieve supraphysiological levels of α-Gal A activity in patients as a treatment for Fabry disease that has the potential to be more efficacious, better tolerated and less burdensome than ERT. Our FLT190 program builds on our experience in developing FLT180a. Both product candidates utilize the same manufacturing process, and the capsid and promoter are identical. As a result, we have leveraged and believe we can continue to leverage findings from FLT180a, including predicted dose response and immune management, to help facilitate the efficient development of FLT190 as a potential treatment for Fabry disease.

Preclinical Development of FLT190

The preclinical development program for FLT190 has consisted of in vitro and in vivo pharmacodynamic studies in α-Gal A-knockout, or GLAko, mice1 and single-dose GLP-compliant 13- and 26-week toxicology/biodistribution studies in NHPs followed by an ongoing long-term tolerability study with an observation period of up to 60 months. For purposes of the mouse studies, we utilized vectors pseudotyped with AAV8 rather than our AAVS3 capsid because AAVS3 is poor at transducing murine cells.

[1]

Fabry mouse model: Ohshima, T., Murray, G. J., Swaim, W. D., Longenecker, G., Quirk, J. M., Cardarelli, C. O., Kulkarni, A. B. (1997). Alpha-Galactosidase A deficient mice: a model of Fabry disease. Proceedings of the National Academy of Sciences of the United States of America, 94(6), 2540–2544.

Our preclinical studies in mice demonstrated increased α-Gal A activity in plasma, resulting in normalization of Gb3 and Lyso-Gb3 and a reduction in pathologic lipid deposits in kidney and cardiac tissues. The level of α-Gal A expression achieved with a single IV injection of FLT190 therapeutic genome pseudotyped with AAV8 resulted in widespread reductions in Gb3 and Lyso-Gb3 storage in relevant organs as well as correction of organ lesions as illustrated in the chart below.

Our preclinical development program demonstrated that a single dose of FLT190 vector genome in GLAko mice resulted in as much plasma activity as the maximum activity after weekly administration of ERT. This level was durably sustained and reduced substrate accumulation in key affected organs.

Toxicology studies in NHPs showed that a single IV injection of FLT190 (at 6e12 vg/kg and 3e13 vg/kg) was generally well-tolerated. At the levels reached, there were no adverse findings following dosing or during the post-dose observational period for 13 weeks or 26 weeks, or at 24 months in the long-term tolerability study.

Clinical Development of FLT190

We currently have ongoing our Phase 1/2 MARVEL-1 clinical trial of FLT190 and an ongoing long-term follow-up study for FLT190, which we refer to as our MARVEL-2 long-term clinical study, in which we will conduct follow-up on patients from our Phase 1/2 MARVEL-1 clinical trial for a period of at least five years following dosing in the Phase 1/2 MARVEL-1 clinical trial. FLT190 has received orphan drug designation from the FDA and the European Commission.

Subject to agreement with regulatory authorities, we plan to initiate a Phase 3 clinical trial in patients previously treated with ERT or chaperone therapy, whom we refer to as previously treated patients, or PTPs, once sufficient data is collected in Part 1 of the Phase 1/2 MARVEL-1 clinical trial. The sample size will be informed by data from Part 1 of our Phase 1/2 MARVEL-1 clinical trial. A Phase 3 trial in previously untreated patients, or PUPs, is also being considered.

Phase 1/2 MARVEL-1 Clinical Trial: First-in-human, Dose-finding Study

Our Phase 1/2 MARVEL-1 clinical trial is a baseline-controlled, non-randomized, open-label, single ascending dose clinical trial of a novel AAV vector, FLT190, in patients with Fabry disease.

We are conducting our Phase 1/2 MARVEL-1 clinical trial in two parts. In Part 1 of the clinical trial, we aim to demonstrate that α-Gal A expression can be achieved with ascending doses of FLT190. We will enroll up to twelve PTPs. Part 2 of the clinical trial will focus on the biological activity of a dose selected for further development following Part 1 and will enroll up to three additional PUPs who have not previously received ERT or chaperone therapy. The main objective of the trial is to evaluate the safety of FLT190 at the planned dose. The trial will also evaluate, among other things, efficacy endpoints (including changes from baseline in α-Gal A in plasma and in Gb3 and Lyso-Gb3 in plasma and urine), as well as immune response to the treatment. While we have an active IND for FLT190 for the treatment of Fabry disease, we currently are conducting our Phase 1/2

MARVEL-1 clinical trial initially in Europe. Once we have further progressed our Phase 1/2 MARVEL-1 clinical trial in Europe, we aim to evaluate initiation of clinical trial sites and recruitment in the United States.

We are planning to test up to four doses in Part 1 of the clinical trial, namely 7.5e11, 1.5e12, 4.5e12 and 1.3e13 vg/kg, although as with FLT180a, depending on dose response in the initial cohorts, we may not ultimately need to escalate to the higher doses. We plan to progress dose escalation for the Phase 1/2 MARVEL-1 clinical trial during 2022 and expect to dose a patient at our second dose level of 1.5e12 vg/kg by the end of the second quarter of 2022. The initial goal of the program is to achieve supraphysiological levels of plasma α-Gal A activity which we believe would make them independent of the need for ERT. Depending on the dose response, we are also investigating the feasibility of bringing patients to a supraphysiological level of activity, which, based on our preclinical data and results in other Fabry human trials, we believe could lead to the potential mitigation of the effects of Fabry disease beyond that currently provided by ERT. We chose a low starting dose for safety reasons in this first human study and first-ever use of in vivo gene therapy in Fabry disease. The following graphic illustrates our dosing approach with respect to FLT190, with at least two and up to three patients in each cohort.

Higher Doses
Mid Dose
Low Dose
Part I:
Patients previously treated with ERT or chaperone therapy[1]
Low Dose
7.5e11 vg/kg
Mid Dose
1.5e12 vg/kg
Higher Dose
4.5e12 vg/kg
If needed
Highest Dose
1.3e13 vg/kg
If needed
Phase 3 Trial:
Previously treated patients
Phase 1/2 trial – Part II:
Previously untreated patients (use dose selected from Part I)
ERT= Enzyme Replacement Therapy.
✓ Marks cohort with patients dosed
Patients dosed.
Patients planned to be dosed in each cohort.

We may also reduce the dose level within a particular cohort depending on the observed responses. Once the PTPs have been treated at all dose levels, we will assess tolerability and determine α-Gal A levels at three months post-FLT190 administration. Based on those findings, we anticipate selecting a dose for a Phase 3 clinical trial in PTPs and Part 2 of the Phase 1/2 clinical trial. For Part 2, a single cohort of three PUPs will be enrolled at the selected dose level, and the efficacy of FLT190 will be assessed based on the change, relative to baseline, over a period of nine months (approximately six months at plateau levels of α-Gal A) in a number of relevant parameters, including α-Gal A levels, Gb3/Lyso-Gb3 clearance, baseline assessment of Gb3 in renal and skin biopsies, renal and cardiac function, α-Gal A immune response, quality of life assessment and patient reported outcomes.

Preliminary Data from Our Phase 1/2 MARVEL-1 Clinical Trial

As of March 15, 2022, two patients have been dosed with FLT190 in the first dose cohort of our Phase 1/2 MARVEL-1 clinical trial. We expect to dose the third patient in the second dose cohort by mid-2022.

As the Phase 1/2 MARVEL-1 clinical trial is still ongoing, the data presented below is preliminary data extracted from trial case report forms and is subject to quality control processes. In connection with customary quality control processes, it is possible that items may be identified that would require adjustments to the preliminary data presented below. Accordingly, the final clinical data may differ from the preliminary data presented below, and any such differences could be material.

The first patient was administered FLT190 in August 2019 at a dose of 7.5e11 vg/kg. The infusion has been generally well-tolerated with no infusion-related reaction, and no dose-limiting toxicity events, or DLTs, have been observed as of December 22, 2021.

Trough α-Gal A level measurements, taken prior to each subsequent administration of ERT, allow us to track endogenous FLT190-related α-Gal A production. Plasma α-Gal A activity rose from a baseline trough of 0.3 nmol/hr/mL to 1.2 nmol/hr/mL by week four. The subject restarted ERT from week six as the α-Gal A levels remained below the lower threshold of normal and some peripheral nerve-related symptoms were reported. The first patient dosed continued to show stable elevated α-Gal A expression at 0.8 nmol/hr/mL at 24 months post treatment which is approximately a 3-fold increase compared to the patient’s baseline level. These results indicate that a liver-directed AAV gene therapy can produce enzymatically-active α-Gal A in plasma.

The second patient dosed in June 2021 in the lowest-dose cohort experienced a sustained increase in plasma α-Gal A expression to near normal levels, from 0.0 nmol/hr/mL at baseline to an average of 3.4 nmol/hr/mL from weeks six to 24. As of December 22, 2021, the patient remained off ERT. The total vector genome dose the second patient received (6.0375e13 vg) was approximately 40% higher than the first patient’s dose (4.125e13 vg) due to differences in the patients’ weights. The second patient saw an approximately 400% increase in enzyme levels compared with the first patient.

Based on the dose response seen in the Phase 1/2 B-AMAZE clinical trial of FLT180a and preclinical studies of FLT190, we believe that a dose of either 1.5e12 or 4.5e12 vg/kg has the potential to bring patients into, or above, the normal range of α-Gal A expression.

FLT190 Safety Profile

As of December 22, 2021, we observed two SAEs considered related to FLT190 in the first patient treated in our FLT190 clinical trial, namely an increase in ALT levels and a grade two myocarditis marked by mild chest pain, a change in electrocardiogram and a transient elevation in troponin-T levels. Each of these SAEs was observed eight weeks after the FLT190 infusion. As of December 22, 2021, there were no observed adverse events higher than Grade 1 (mild) in the second patient treated in our FLT190 clinical trial other than a common cold reported as moderate in severity.

The first patient has classic Fabry disease with evidence of cardiac involvement at baseline. At a routine site visit, the patient reported some mild chest pain. An electrocardiogram, or ECG, showed some new changes compared to baseline and a minimally elevated troponin-T level. The patient was allowed to return home after cardiology assessment and an outpatient cardiac magnetic resonance imaging, or MRI, was scheduled as follow-up. Three days later, an elevated ALT level was found on routine monitoring that was deemed to be an episode of gene therapy related transaminitis and the patient was brought back to hospital for treatment with IV methylprednisolone and tacrolimus in accordance with the trial protocol. On admission to the hospital, a significant troponin-T spike was also detected. A repeat cardiac MRI showed no significant changes compared to baseline or evidence of myocarditis. The patient’s troponin-T elevation and ECG changes settled within four days of first detection. The patient’s ALT elevation resolved after three weeks. The patient began to taper off the prophylactic steroid regimen in accordance with the protocol. We believe the similar timing of the transaminitis and the elevation in troponin-T suggest that both were caused by a related immune-mediated response to FLT190. Approximately 50% of patients with an underlying history of Fabry-related cardiac disease may have evidence of immune-mediated myocarditis on cardiac biopsy, and approximately 40% of Fabry patients will have elevated troponin-T at baseline. Both of these events were categorized as SAEs because the patient required hospitalization. There has been no apparent reduction in α-Gal A activity associated with the transient increase in ALT levels in this patient. The patient has experienced no enduring clinical sequelae of the myocarditis episode. Ventricular functioning in the heart remained normal throughout with cardiac magnetic resonance imaging showing no evidence of scarring on follow-up at one and two years after dosing.

The second patient has classic Fabry disease with a history of cardiac disease and on routine weekly monitoring (per protocol), an incidental finding of changes in cardiac markers, troponin-T and electrocardiogram was observed, although the patient was asymptomatic. After evaluation, these findings were determined to be consistent with mild and transient myocarditis. The second patient’s troponin-T levels have since reverted to baseline, and the electrocardiogram remained stable as of December 22, 2021. Ventricular functioning in the patient’s heart has remained normal throughout treatment. The patient has not experienced transaminitis requiring treatment under our current immune management regimen.

The DMC conducted a comprehensive review of safety and efficacy data from the two patients in October 2021, including an independent cardiology assessment of all data, and recommended dosing a third patient in the first cohort at the same 7.5e11 vg/kg dose level with additional cardiac monitoring, to be followed by an additional DMC meeting. We engaged with regulatory authorities to update the study protocols and trial design for FLT190. In a subsequent DMC meeting in March 2022, the DMC revised its prior recommendation and recommended dosing the third patient in the second cohort at the 1.5e12 vg/kg dose level, with additional cardiac monitoring, which will be followed by an additional DMC meeting. We expect to dose the third patient by mid-2022 and provide a program update in the second half of 2022.

In consultation with Fabry disease experts, before dosing the second patient, we modified the trial protocol, and the prophylactic immune management regimen is now aligned with the regimen that is currently being used in our other programs: oral prednisolone and tacrolimus beginning at day 21 and continuing on for a short duration followed by close monitoring for transaminitis so it can be treated promptly if required. In addition, we also evaluate troponin-T levels during the Phase 1/2 MARVEL-1 clinical trial at regular pre-specified intervals.

MARVEL-2 Long-term Clinical Study

All patients who receive FLT190 in our Phase 1/2 MARVEL-1 clinical trial will also be invited to enroll in our separate MARVEL-2 long-term clinical study in which we will assess long-term safety and efficacy for a period of at least five years after infusion with FLT190 in the Phase 1/2 MARVEL-1 clinical trial.

Efficacy of FLT190 will be assessed in our MARVEL-2 long-term clinical study based on the change, relative to baseline from the preceding Phase 1/2 MARVEL-1 clinical trial, in a number of relevant clinical parameters, including skin and renal biopsies, α-Gal A expression, substrate and toxic metabolite levels, renal function, cardiac imaging and CNS imaging. The main objective of the MARVEL-2 long-term clinical study is to evaluate the long-term safety of FLT190 following the initial dosing in the Phase 1/2 MARVEL-1 clinical trial at the planned dose. The MARVEL-2 long-term clinical study will also evaluate, among other things, efficacy endpoints, immune response, quality of life and healthcare utilization.

FLT201 for the Treatment of Gaucher Disease Type 1

We are developing our liver-directed gene therapy product candidate, FLT201, for the treatment of Gaucher disease Type 1. In 2019, we selected the candidate with the best efficacy profile among a group of different constructs we examined, and we initiated the Phase 1/2 GALILEO-1 dose-finding clinical trial for this program in December 2021.

Gaucher Disease Overview

Gaucher disease is an ultra-rare autosomal recessive condition in which a mutation in the GBA1 gene leads to reduced glucocerebrosidase, or GCase, activity. This causes a failure of metabolism of glycosphingolipids in lysosomes within cells and the build-up of glucocerebroside, or GL-1. This is particularly seen in macrophages, which are transformed into Gaucher cells by the build-up and accumulation in the spleen, liver, bone marrow and, in some forms, also the central nervous system, or CNS. Gaucher disease can be subdivided into Type 1 (somatic, non-neurological), Type 2 (acute, infantile neuronopathic) and Type 3 (chronic neuronopathic). Approximately 90% of patients affected by Gaucher disease in western countries have Gaucher disease Type 1, which manifests as multiple morbidities including enlargement of the spleen and liver, low red blood cells, or anemia, low platelet count, or thrombocytopenia, and bone abnormalities including bone pain, fractures, and arthritis. Bruising, risk of bleeding and fatigue are common due to the thrombocytopenia and anemia. The prevalence of Gaucher disease Type 1 is estimated to be approximately 1.225 in 100,000 live births globally and one in 860 live births in Israel, implying a total population of approximately 18,000 Gaucher disease Type 1 patients in the United States, the five major European markets (United Kingdom, Germany, France, Italy and Spain) and Israel.

Limitations of Current Therapies

There are currently no curative treatments for Gaucher disease. Currently, two different therapeutic approaches for the treatment of Gaucher disease Type 1 are used: ERT and substrate reduction therapy, or SRT. Intravenously administered ERT is targeted to macrophages and increases the breakdown of the accumulated glycolipids, which has proven to be effective in the treatment of the visceral and hematological complications of the disease. Decreases in splenic and hepatic size and improvement in cytopenias are usually apparent after six months of treatment.

Although ERT can have significant benefits for patients with Gaucher disease, the treatment can impose a significant burden on patients, with up to three infusions per week at the commencement of treatment. The frequency of infusions may be reduced with time to once a week or biweekly, but the infusions still take several hours to prepare and administer (even if performed at home). Another key challenge in the development and delivery of ERT is the instability of the enzyme. The half-life at physiological pH is approximately ten minutes, which limits the amount of enzyme that can have a therapeutic impact and leaves the patient with undetectable amounts of ERT within hours of receiving their treatment. Therefore, bi-weekly infusions of ERT are needed over a patient’s lifetime.

ERT is a relatively effective treatment for the somatic manifestations of Gaucher disease with improvements in organomegaly and cytopenias. However, the effect on somatic disease outside the reticuloendothelial system, such as skeletal and pulmonary disease, has been less robust.

SRT reduces the amount of glucosylceramide by inhibiting its synthesis. As an oral alternative to ERT, its user friendliness makes this class of treatment attractive to some patients. The first SRT, miglustat, is approved for Gaucher disease Type 1 patients with mild to moderate disease manifestations for whom ERT is unsuitable. However, side effects and concerns about effectiveness have limited its use. Eliglustat, a second-generation SRT with an improved risk/benefit profile, has been approved as a first-line therapy. SRT is not approved for use in children. In addition, both ERTs and SRTs for Gaucher disease impose significant costs on the healthcare system.

Although ERTs represent a very important advancement in the treatment of patients with Gaucher disease Type 1, they are demanding, expensive and, due to short half-life, do not prevent the progression of disease in all manifestations. We believe that gene therapy offers the potential for a functional cure for Gaucher disease, and we believe that FLT201 is the only AAV gene therapy currently in clinical development for Gaucher disease Type 1. In addition to our program, there is a different gene therapy modality under clinical development for this indication that uses a lentiviral ex vivo gene therapy. This delivers DNA ex vivo to cells extracted from and then reinfused into the patient via hematopoietic stem cell transplantation. We believe another liver-directed AAV gene therapy and a non-viral gene therapy using lipid nanoparticles to deliver covalently closed-ended DNA constructs are in preclinical development.

Our Solution: FLT201 for Gaucher Disease Type 1

We are developing FLT201 for the treatment of Gaucher disease Type 1. Like our other disclosed programs, FLT201 leverages AAVS3, our proprietary high-potency adeno-associated virus capsid. To further enhance the potency of our candidate, our protein engineering group developed GCasevar85, a proprietary GCase variant which, compared to wild-type GCase, has a greater than 20-fold increase in half-life in lysosomal pH and a six- to 10-fold increase in half-life in serum, resulting in a 20-fold increase in potency of the vector.

Preclinical Development of FLT201

In a platform presentation at the WORLDSymposiumTM in February 2021, we shared data which demonstrated preclinical proof-of-concept for the potential of the program to provide functional cures in patients with Gaucher disease Type 1. Included in these data were a demonstration of GCase expression, cellular uptake, tissue penetration, enzymatic activity, and clearance of disease-causing substrate, glucosylsphingosine, or lyso-Gb1.

The preclinical development program for FLT201 has consisted of a GLP-compliant 13-week toxicology study in mice and a study in NHPs. For purposes of the mouse studies, we utilized vectors pseudotyped with AAV8 rather than our AAVS3 capsid because AAVS3 is poor at transducing murine cells. In wild-type mice, FLT201 resulted in robust GCase expression in the liver and sustained GCase secretion into the plasma, with enhanced and sustained GCase uptake observed in key tissues involved in Gaucher disease including spleen, bone marrow and lung, as compared with velaglucerase alfa, a standard-of-care ERT for Gaucher disease. The data demonstrate that GCasevar85 secreted from the liver was taken up by macrophages in the spleen and trafficked to lysosomes. In GBA-deficient mice, restoration of GCase activity after FLT201 injection was observed in difficult-to-reach tissues as shown by decreased levels of disease-causing substrate, lyso-Gb1, increased concentrations of plasma GCase and reduced activated macrophages and inflammation in the lung. In addition, dose-dependent reductions of lyso-Gb1 were observed in all tissues analyzed including bone marrow and lung. In vitro studies demonstrated that GCasevar 85 was taken up by human peripheral blood mononuclear cells, or PBMCs, and macrophages at levels comparable to those seen with ERT. FLT201 treatment in rhesus macaques was well-tolerated with rapid and robust increases in plasma GCase levels which have been sustained for at least six months post dose. Evaluation of liver and spleen tissues at six months demonstrated uptake of GCase from the plasma into the Kupffer cells of hepatocytes and the spleen, including its red pulp and more abundantly within its germinal centres. There were no treatment-related adverse findings in the mice and NHP studies. Considered in totality, we believe that these data indicate FLT201 was well-tolerated and may be able to deliver sustained GCase expression and uptake in difficult-to-reach tissues, such as bone marrow and lung, as evidenced by the substrate clearance.

Clinical Development of FLT201

We currently have ongoing our Phase 1/2 GALILEO-1 dose-finding trial of FLT201 and have planned a long-term follow-up study of FLT201, in which we will conduct follow-up on patients from our Phase 1/2 GALILEO-1 dose-finding trial for a period of at least five years following dosing in the trial. FLT201 has received orphan drug designation from the FDA and the European Commission.

Subject to agreement with regulatory authorities, we plan to initiate a Phase 3 clinical trial in patients previously treated with ERT or SRT, whom we refer to as PTPs, once sufficient data is collected in Part 1 of the Phase 1/2 GALILEO-1 dose-finding trial. The sample size will be informed by data from Part 1 of the trial. A Phase 3 trial in PUPs is also being considered.

Phase 1/2 GALILEO-1 Clinical Trial: First-in-human, Dose-finding Study

Our Phase 1/2 GALILEO-1 clinical trial is an open-label, safety, tolerability and efficacy study of a novel AAV vector, FLT201, in patients with Gaucher disease Type 1.

We are conducting our Phase 1/2 GALILEO-1 dose-finding trial in two parts. In Part 1 of the clinical trial, we aim to determine the level of GCase expression achieved with ascending doses of FLT201. We will enroll approximately twelve PTPs. Part 2 of the clinical trial will focus on the biological activity of a dose selected for further development following Part 1 and will enroll approximately six PUPs who have not previously received ERT or SRT. The main objective of the trial is to evaluate the safety of FLT201. The trial will also evaluate, among other things, changes from baseline in plasma and leukocyte GCase activity, Lyso-Gb1 levels in plasma, efficacy endpoints (including hemoglobin and platelet levels) as well as immune response to the treatment. While we have an active IND for FLT201 for the treatment of Gaucher disease Type 1, we currently are planning to conduct our Phase 1/2 GALILEO-1 dose-finding trial initially in Europe, Israel, and South America.

We are planning to test up to four doses in Part 1 of the clinical trial, namely 4.5e11, 1.3e12, 3.9e12 and 1.1e13 vg/kg, although as with FLT180a and FLT190, depending on dose response in the initial cohorts, we may not ultimately need to escalate to the higher doses. We expect to dose two patients in the first dose cohort in the first half of 2022, with initial safety and biomarker data from the first cohort expected in the second half of 2022. The initial goal of the program is to achieve in patients a supraphysiological level of plasma GCase activity, which, based on our preclinical data, we believe could lead to the potential mitigation of the effects of Gaucher disease Type 1 beyond that currently provided by ERT and SRT. The following graphic illustrates our dosing approach with respect to FLT201, with at least two and up to three patients in each cohort.

Higher Doses
Mid Dose
Low Dose
Part I:
Patients previously treated with ERT or SRT[1]
Low Dose
4.5e11 vg/kg
Mid Dose
1.3e12 vg/kg
Higher Dose
3.9e12 vg/kg
If needed
Highest Dose
1.1e13 vg/kg
If needed
Phase 3 Trial:
Previously treated patients
Phase 1/2 trial - Part II:
Previously untreated Gaucher disease (Type 1) patients.
This symbol equates to one patient planned for dosing.
If appropriate, we may decide to expand the number patients dosed in a given cohort. This symbol represents an additional potential patient for dosing.

[1] ERT = an Enzyme Replacement Therapy; SRT = Substrate Reduction Therapy

Based on findings in Part 1, we anticipate selecting a dose for a Phase 3 clinical trial in PTPs and Part 2 of the Phase 1/2 GALILEO-1 clinical trial. For Part 2, a first cohort of approximately three PUPs will be enrolled at the selected dose level with a second cohort of approximately three PUPs enrolled at the same or different dose level depending on emerging data. The efficacy of FLT201 will be assessed based on the change, relative to baseline, over a period of nine months (approximately six months at plateau levels of GCase) in a number of relevant parameters, including GCase levels, Lyso-Gb1 and other biomarker clearance, GCase immune response and quality of life assessment.

Manufacturing and Analytics

We believe we have two of the highest quality AAV manufacturing platform processes developed and optimized towards vector potency, yield and lowest possible levels of replication-competent AAV, or rcAAV, which we believe provides us with a significant competitive advantage. We have designed our proprietary and differentiated manufacturing platform processes to facilitate the efficient development of product candidates by utilizing a modular structure and leveraging in-house capabilities, ranging from protein engineering to vector cassette design, and including biological starting material engineering, process and analytical development. We believe our expertise in AAV biology has enabled us to achieve competitive advantages in plasmid design and analytics underpinning the performance of our manufacturing platform processes. Our expertise also provides a combination of late-stage gene therapy development capabilities with decades of experience in use of viral platforms in biopharmaceutical applications. We believe our manufacturing platform processes are capable of generating high product quality and potency both for toxicology studies and clinical trials of our product candidates, and also at commercial scale.

Our Differentiated Manufacturing Platform Processes

The key strength of our AAV platform processes is our ability to design AAV vectors with high product potency, quality and safety in mind. We carefully select, develop and optimize the components of our manufacturing platform processes to reduce impurities and increase vector potency. Such impurities arise as a result of any vector production process and include the packaging of unwanted DNA, a by-product of the materials used to produce vectors. Our high potency vectors enable us to administer lower doses of vectors and therefore lower overall levels of impurities to patients to achieve equivalent protein activity. Therefore, even in our higher dose programs we will treat patients at vector genome doses far below those associated with severe toxicity in other clinical trials involving systemic AAV delivery.

We have developed two manufacturing platform processes: one based on adherent mammalian cell lines, and the other based on suspension human cell lines. We have established our adherent manufacturing platform process as a working platform of commercial scale and quality at Brammer in Cambridge, Massachusetts. We are planning to transfer our new suspension manufacturing platform process to a CMO and scale it up in order to create a working platform of commercial scale and quality for programs with higher dosing requirements. We continue to assess advances in these technologies as they develop and retain flexibility in our development plans to give us the ability to manufacture our products on a platform that is appropriate for each program.

Our Adherent Manufacturing Platform

We believe that our adherent mammalian cell manufacturing platform has the potential to produce more potent and higher quality vectors than the insect cell derived baculovirus platform sometimes used in AAV gene therapy manufacturing. This is demonstrated in our view by the approximately ten- to 30-fold higher doses required to achieve the same FIX expression in hemophilia B patients dosed with insect cell derived vectors as compared with those dosed with mammalian cell derived vectors, as seen in published data across various hemophilia B programs. The molecular design of our plasmids in combination with the use of human HEK293T cells for AAV manufacturing is aimed at ensuring a natural regulation of the AAV genes, which, in turn, is designed to promote high vector potency and improved vector quality.

We have developed a proprietary split-packaging plasmid system, which we refer to as our two-plasmid transfection system, which consists of a plasmid containing the AAV rep and helper virus genes, and a product specific plasmid containing the AAV cap gene and the AAV vector comprising the expression cassette including the product-specific transgene. This system facilitates modularity of the platform because only the second plasmid needs to be adapted by a simple “plug-and-play” approach to support another program. The modularity of our plasmids, in turn, is designed to minimize the cost and time investment required to initiate new programs and develop additional product candidates. Splitting AAV genes between two plasmids also significantly reduces the likelihood for formation of rcAAV, which we believe should be kept to a minimum to help improve a vector’s safety profile. In addition, splitting the AAV genes enables us to improve overall vector yields several-fold when compared to more conventional plasmid systems. Further, our two-plasmid transfection system allows us to adjust and balance vector genome yield against the vg/capsid ratio, traditionally referred to as the “full/empty ratio,” within a given range. As a result, we can adjust the vg/capsid ratio on a program-by-program basis.

For programs requiring a vector carrying a large gene, we developed a second-generation split-packaging plasmid system to support high yield and quality for large vector genomes. This system increases yields in our adherent manufacturing platform about two-fold and further improves the AAV quality profile, including by reducing rcAAV approximately five-fold and reducing packaging of undesired plasmid-derived sequences that could potentially cause immunogenicity issues for all vector lengths studied to date.

We selected a HEK293T cell line for AAV production on adherent cells because this cell line outperformed the alternative HEK293 cell lines which are also commonly used in AAV manufacturing by improving vector potency two-fold, as illustrated by the following chart, while concurrently reducing the payload of unwanted DNA packaging up to five-fold.

The levels of residual packaged DNA are important to assess as these DNA impurities are delivered to a patient’s cell as efficiently as the therapeutic vector. Potential safety issues linked to unwanted DNA packaging are tumorigenicity and immunogenicity driven by packaged residual host cell and plasmid DNA. We have developed and are optimizing state-of-the-art assays for in-depth molecular characterization of AAV batches, including two-dimensional droplet digital PCR, or 2D ddPCR, and our long-read next generation sequencing platform, or LR-NGS, that allow us to verify the integrity of the inserted vector and characterize the molecular state of unwanted, packaged DNA impurities. Data generated with our analytical tools enable us to not only design product candidates with potentially lower risk profiles, but also helps us optimize our manufacturing systems for both product quality and productivity in a program-specific manner.

iCELLis® Bioreactor System

We selected the iCELLis® bioreactor system for use in our adherent manufacturing platform because it supports manufacturing using HEK293T cells at a commercial scale. Vector quality, potency and per-cell yield were the major strategic drivers in our selection of the iCELLis® bioreactor system. We systematically compared adherent and suspension platform processes for HEK293T and HEK293 cells. These studies also included comparisons between a HEK293 cell suspension cell platform in an early development stage and a suspension cell platform developed by a CRO using two other suspension cell lines, which is referred to as “X” and “XT” in the graphs below and which was optimized toward vector yields at the CRO. The following graph illustrates the superiority of the iCELLis® adherent platform in terms of its ability to minimize unwanted DNA packaging.

The majority of packaged residual host cell DNA, or HCD, of an AAV batch from our adherent manufacturing platform is highly fragmented, which reduces the risk of delivery of functional oncogenes from the cell line. We believe that the higher quality of vector manufactured on adherent cells is at least partially explained by the higher per cell productivity of the adherent platform. We are able to benefit from the advantages of adherent manufacturing without sacrificing yield and potency, as we have determined that the overall yield and potency of vectors manufactured in an iCELLis®500 are comparable to reported 200L suspension bioreactor yields.

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

We believe our adherent cell manufacturing platform has the ability to deliver high product quality at scale and at a competitive cost of goods. The platform is able to meet varied production requirements throughout the development pipeline, from product candidate selection to cGMP manufacturing and commercialization requirements. Our adherent manufacturing platform is more efficient than many other classic adherent systems because it is less expensive to run on a per-unit basis. This is a result of the high degree of automation and the relatively large batch size. In addition, our adherent manufacturing platform can drive down facility costs as a result of reduced harvest volume and purification costs compared to similar scale traditional suspension cell processes.

Our New Suspension Manufacturing Platform Process

We have developed a next generation suspension manufacturing platform process for programs with higher dosing requirements. Suspension cell processes rely on single use bioreactors, or SUBs, which can be scaled-up to 2,000L. The maximum scale of a single iCELLis® device for adherent cell culture is 500m², which allows culture of a total number of cells approximately equivalent to that allowed by a classic 200L suspension cell bioreactor in a high productivity setup.

We adapted our adherent HEK293T and HEK293 cell lines to grow in suspension and tested the productivity and quality against the iCELLis® bioreactor system. The major development objectives were to increase yields per batch and reduce the payload of undesired impurities, while keeping vector quality and potency comparable to that of the adherent cell process. Results from our small scale model suggested the HEK293 cell line as a candidate for further process development and optimization. Ultimately we have developed a suspension manufacturing platform process with a SUB that is free of animal-derived components, or ADC, and our HEK293 cell line, which is capable of producing vectors of comparable quality to those produced by our adherent manufacturing platform. We have demonstrated the scalability of our new suspension manufacturing platform process up to 200L with one of our product candidates. The ability to scale a suspension cell process to higher volumes with similar or improved yields per liter drives down manufacturing and testing costs on a per batch basis, resulting in a lower cost of goods. We are planning to transfer this process to a CMO and intend to further scale up to 500L and greater, if needed.

Analytical Differentiation

In addition to manufacturing expertise, we possess differentiated analytical capabilities and technologies. For example, we have more than 30 QC assays for release and stability testing, many of which are proprietary and developed in-house. We have also developed a large panel of additional state-of-the-art characterization assays including the 2D ddPCR and LR-NGS methods, many of which are also proprietary and executed in-house. The ability to perform a large number of characterization methods in-house allows us to monitor a wide range of quality attributes during process and formulation development, enabling development of higher quality product and reducing risks in comparability studies.

As an example, short- and long-read next generation sequencing provide us with information on quality attributes, particularly critical information on functionality of unwanted DNA, which we believe are unavailable to many of our competitors.

Our analytical abilities also provide us with greater functionality data, which help to maintain quality and characteristics across batches and support selection of appropriate dosing assays for QC. Complex bioinformatics are needed to derive LR-NGS data. Our CRO has successfully semi-automated these bioinformatics on the basis of sequence data generated from our AAV batch materials, which allows us to use LR-NGS as a more routine characterization assay. Following further optimization of the workflow and establishment of rigid quality controls, we will be able to systematically analyze AAV batches from different manufacturing platforms and use that data to continue to improve our platform processes and optimize the design of our plasmids and vector constructs.

We have put significant effort into understanding the capabilities of different analytical methods to measure the levels of empty and full capsids in our product candidates. We recently acquired a mass photometry instrument that allows us to determine the empty-to-full ratio rapidly with a small sample.

As shown in the following chart, this instrument allows full and empty capsids to be separated by mass.

Example of mass photometry data

140
120
100
80
60
40
20
0
Counts
4047
σ 209
281 counts (23%)
4843
σ 257
160 counts (13%)
Empty Capsids
Full Capsids
0
2000
4000
6000
8000
10000
Mass [kDa]

We examined several different methods for the measurement of the empty-to-full ratio including: (1) the percentage of genome-containing capsids, which is calculated based on the number of vector genomes measured by quantitative PCR, or qPCR, and the number of capsids measured by enzyme-linked immunoassay, or ELISA; (2) mass photometry; (3) cryo-electron microscopy, or cryoEM, and (4) analytical ultracentrifugation, or AUC. As shown in the chart below, there is a wide variation in the measurements obtained with the different methods.

Percentage of full capsids measured by different methods
% full capsids
60
40
20
0
% genome
mass photometry
cryoEM
AUC
Lot 1
Lot 2
Lot 3

Manufacturing Strategy and Infrastructure

Our manufacturing strategy includes leveraging our relationships with key CMOs and CROs and effective technology transfer to them to secure capacity for our clinical programs.

We have established our adherent manufacturing platform of commercial scale and quality at Brammer in Cambridge, Massachusetts. In June 2020, we entered into a dedicated manufacturing and commercial supply agreement with Brammer (part of Thermo Fisher Scientific) pursuant to which Brammer has reserved certain amounts of manufacturing capacity in its manufacturing facility from 2021 to 2027 to supply us with FLT180a. As consideration for the reserved manufacturing capacity, we are required to pay Brammer an eight-figure annual capacity access fee, as well as meet certain other purchasing requirements.

We have produced the investigational drug products necessary for our ongoing Phase 1/2 B-LIEVE dose confirmation trial at Brammer, where we also expect to manufacture the products for the planned Phase 3 pivotal trial of FLT180a and commercial supply of FLT180a. In February 2021, we received feedback from the FDA relating to the characterization and comparability of the investigational drug product used in our Phase 1/2 B-AMAZE clinical trial of FLT180a that was produced at a smaller scale by Children’s GMP at St. Jude, as compared to our current investigational drug product that is produced at a commercial scale at Brammer. We are working in parallel with our ongoing Phase 1/2 B-LIEVE dose confirmation trial to respond to the FDA’s CMC requirements in advance of commencing the planned Phase 3 pivotal trial.

The investigational drug product being used in our ongoing Phase 1/2 MARVEL-1 clinical trial of FLT190 was manufactured at Henogen (also part of Thermo Fisher Scientific) in Belgium, and the product being used in our ongoing Phase 1/2 GALILEO-1 clinical trial of FLT201 was manufactured at Brammer in Cambridge, Massachusetts. We expect to use higher doses in the FLT190 and FLT201 programs and as a result we have developed the suspension manufacturing platform process discussed above. We are currently evaluating potential CMO partners for clinical manufacturing of Phase 3 investigational drug product. We expect to initiate technology transfer of our suspension process in early 2023 for FLT190 and in 2022 for FLT201. Regulatory authorities will require both analytical and clinical comparability to be performed as part of the switch to suspension technology. We plan to seek guidance from regulatory authorities with respect to appropriate comparability requirements.

We plan to focus on ongoing enhancement of our manufacturing and analytical technology to drive productivity and quality, thus enabling access to larger indications that may require higher volume dose production. We believe further development of our capabilities will improve our competitive position and create strategic optionality in terms of in-licensing or acquiring new programs, or entering advantageous partnerships with other companies. In addition, we are engaging with regulators and the AAV manufacturing community to ensure that we can meet or exceed applicable quality and regulatory standards.

Raw Materials

We currently depend on a limited number of suppliers and, in some instances, a sole supplier, for some of the components and equipment necessary for the production of our viral vectors and drug product. In particular, we are dependent on Aldevron LLC for plasmids, and on Pall Corporation for iCELLis® bioreactors and components used in our current adherent cGMP production process.

Commercialization

We believe that each of our first three programs represents an attractive commercial opportunity and, taken together, provide the basis for a strategic platform in gene therapy for rare diseases. The therapeutic areas covered by our product candidates have established diagnostic pathways and treatment centers, yet have established unmet medical needs, thus minimizing the need for expensive market development activities for our product candidates, if approved. We believe the potential of our platform to provide functional cures could deliver a differentiated value proposition for health care providers and payors by eliminating the need to pay for continued FRT or ERT in our treated patients and by reducing the burden compared with existing treatments. Patients with our targeted diseases are treated by highly specialized physicians, requiring a relatively small and efficient sales and medical affairs infrastructure. There is also significant overlap in the centers addressing hemophilia, Fabry disease and Gaucher disease and the physicians addressing Fabry disease and Gaucher disease.

We have global rights to all our programs through owned and in-licensed intellectual property rights. We currently plan to build our global commercialization capabilities internally over time such that we are able to commercialize any product candidate for which we may obtain regulatory approval. We may selectively pursue strategic collaborations with third parties in order to maximize the commercial potential of our product candidates.

If approved, we intend to commercialize them initially in the United States and Europe. We plan to employ a small, targeted commercial and medical affairs infrastructure to build and promote access to the product through centers-of-excellence that treat hemophilia and LSDs in the United States and Europe and potentially other major markets, including Japan, Israel, Australia and South Korea, and rest of world. We believe that this patient-centered approach will provide the foundation for future commercial and medical affairs operations.

In the case of FLT180a, if approved, we intend to focus marketing efforts on key hemophilia treatment centers with broad access to patients, and we plan to leverage the clinical trial sites we have already identified in Europe and the United States for our planned pivotal clinical trial. To date, we have identified over a dozen potential suitable sites in the United States that have the appropriate experience, facilities, and patient volume to enroll gene therapy trials for hemophilia. We intend to focus initially on these sites for commercialization as well and will look to expand to additional centers as appropriate. In Europe, we expect to have a similar number of centers spread geographically among multiple countries, likely with several treatment centers in the larger markets. In addition, we will invest in activities to expand referral and treatment networks to address more patients, as not all hemophilia centers will have the capabilities required to provide gene therapy.

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

We are aware of a number of companies focused on developing gene therapies in our various indications, including, but not limited to, AVROBIO, 4D Molecular, GeneVentiv, Pfizer (on its own and separately through a partnership with Spark Therapeutics), Sangamo, and uniQure (in partnership with CSL Behring), as well as several companies addressing other methods for modifying genes and regulating gene expression. Any advances in gene therapy technology made by a competitor may be used to develop therapies that could compete against any of our product candidates.

For our specific hemophilia B and LSD therapy product candidates, the main competitors include:

•

Hemophilia B: uniQure (licensed to CSL Behring) and Pfizer (licensed from Spark Therapeutics) are progressing Phase 3 clinical trials for their respective in vivo AAV-based product candidates. uniQure/CSL Behring released topline data from its Phase 3 clinical trial in December 2021. In addition, CSL Behring has announced target regulatory submission timelines during 2022 for the United States and European Union. Pfizer recently delayed its target for the initial data report from its Phase 3 clinical trial until the first quarter of 2023. Other earlier stage competitors include LogicBio Therapeutics Inc., which has its LB-101 gene editing program in the proof of concept phase, as well as Mitsubishi Tanabe Pharma Corporation, which has announced the commencement of a research and development gene therapy program for hemophilia B. GeneVentiv Therapeutics has announced a pre-clinical approach to AAV gene therapy that may also be applicable to hemophilia B patients.

•

Fabry Disease: Previously, our most advanced competitor in the clinic was AVROBIO, which had been conducting clinical trials in Fabry disease using an ex vivo lentiviral platform. AVROBIO recently announced that it is deprioritizing its Fabry program and has halted enrollment in its clinical trial. Sangamo has disclosed that it is evaluating its ST-920 product candidate in adults with classic Fabry disease in a Phase 1/2 open-label, dose-ascending clinical trial. Sangamo has also disclosed that the FDA granted orphan drug designation to ST-920 and the company released initial patient data from the Phase 1/2 trial in the fourth quarter of 2021. 4D Molecular Therapeutics has an ongoing Phase 1/2 clinical trial of its 4D-310 AAV product candidate in Fabry disease, and it released initial data on the first dosed patients in the fourth quarter of 2021.

•

Type 1 Gaucher Disease: Our main competitor in the field of advanced therapy medicinal products for Gaucher disease Type 1 is AVROBIO, which is using an ex vivo lentiviral-based gene therapy approach in a Phase 1/2 clinical trial. Dosing was initiated during the second half of 2020, and the company has since reported that two patients have been dosed to date. In November 2021, Pfizer announced an IND target date of fourth quarter of 2022 for its AAV gene therapy approach in Gaucher disease Type 1 which is currently in a pre-clinical phase.

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

Intellectual Property

Our success depends in part upon our ability to protect our technology and intellectual property. To protect our intellectual property rights, we rely on patents, trademarks, copyrights and trade secret laws, confidentiality procedures, and employee disclosure and invention assignment agreements. Our intellectual property is critical to our business and we strive to protect it through a variety of approaches, including by obtaining and maintaining patent protection in various countries for our product candidates, novel biological discoveries, manufacturing and analytical processes, and other inventions that are important to our business. For our product candidates, we generally intend to pursue patent protection covering compositions of matter, methods of making, and methods of use. Although we own or in-license patent applications with composition of matter claims directed to the transgene component of our FLT180a and FLT201 product candidates, as of March 15, 2022, no such U.S. patent application has issued as a patent and we do not otherwise own or in-license any issued patents in the United States or any other jurisdiction with composition of matter claims directed to the transgene component of our FLT180a and FLT201 product candidates. In addition, we in-license issued U.S. and foreign patents and pending patent applications with composition of matter claims directed to the transgene component of our FLT190 product candidate but we do not otherwise own any issued patents in the United States with composition of matter claims directed to the transgene component of our FLT190 product candidate. Additionally, while we exclusively in-license U.S. and foreign issued patents, as of March 15, 2022, we do not own any U.S. or foreign issued patents covering our FLT180a, FLT190 and FLT201 product candidates. As we continue the development of our product candidates, we intend to identify additional means of obtaining patent protection that would potentially enhance commercial success, including through claims covering additional methods of use, claims relating to innovations in CMC, and complementary diagnostic and/or companion diagnostic related claims.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of genetic therapy has emerged in the United States and in Europe, among other countries. Changes in the patent laws and rules, either by legislation, judicial decisions, or regulatory interpretation in other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, importing or otherwise commercializing any of our patented inventions, either directly or indirectly, will depend in part on our success in obtaining, defending and enforcing patent claims that cover our technology, inventions, and improvements. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our platform and product candidates and the methods used to manufacture them. Moreover, our issued patents and those that may issue in the future may not guarantee us the right to practice our technology in relation to the commercialization of our platform’s product candidates. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, which may prevent us from commercializing our product candidates FLT180a, FLT190 and FLT201 and future product candidates and practicing our proprietary technology.

Our issued patents and those that may issue in the future may be challenged, narrowed, circumvented or invalidated, which could limit our ability to stop competitors from marketing related platforms or product candidates or limit the length of the term of patent protection that we may have for our FLT180a, FLT190 and FLT201, and future product candidates, and platforms such as our proprietary AAVS3 capsid. In addition, the rights granted under any issued patents may not provide us with complete protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies that achieve similar outcomes but with different approaches. For these reasons, we may have competition for our product candidates. Moreover, the time required for development, testing and regulatory review of our candidate products may shorten the length of effective patent protection following commercialization. For this and other risks related to our proprietary technology, inventions, improvements, platforms and product candidates, please see the section entitled “Risk Factors—Risks Related to Our Intellectual Property.”

Patent Portfolio

As of March 15, 2022, we solely own at least three pending U.S. non-provisional patent applications, at least 29 pending foreign patent applications in Australia, Brazil, Canada, China, Europe, Israel, Japan, Republic of Korea, Singapore, Hong Kong, India, Mexico, Russia and South Africa and the United Kingdom, and at least eight pending Patent Cooperation Treaty, or PCT, patent applications. We exclusively license from UCLB at least four issued U.S. patents, at least six pending U.S. non-provisional patent applications, at least seven issued foreign patents in Australia, China, Europe, and Japan, and at least 30 pending foreign patent applications in Australia, Brazil, Canada, China, Europe, India, Israel, Japan, Hong Kong, Mexico, the Republic of Korea, Russia, South Africa and Singapore.

The claims of these owned or in-licensed patents and patent applications are directed toward various aspects of our product candidates, manufacturing platforms, research programs, and technology. Specifically, the claims of these patents and patent applications include compositions of matter, methods of use, methods of manufacture, manufacturing precursors such as plasmid systems, and analytical techniques. Our owned patent applications, if issued, are expected to expire between approximately as early as 2038 and 2042 and our in-licensed patents and patent applications, if issued, are expected to expire between approximately as early as 2035 and 2039, in each case without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

AAV Capsid

As of March 15, 2022, we exclusively license from UCLB at least one issued U.S. patent, at least one pending U.S. non-provisional patent application, at least three issued foreign patents in Australia, Europe and Japan and at least seven pending foreign patent applications in Canada, China, Europe, Japan, Hong Kong, the Republic of Korea and Singapore that include claims directed to our proprietary AAVS3 capsid which is used in our FLT180a, FLT190 and FLT201 product candidates. These in-licensed patents and pending applications, if issued, are expected to expire as early as 2036, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

Manufacturing Platform

As of March 15, 2022, we solely own at least one pending U.S. non-provisional patent application and at least ten pending foreign patent applications in Australia, Brazil, Canada, China, Europe, Israel, Japan, the Republic of Korea and Singapore that include claims directed to our two-plasmid system for AAV production and methods for producing AAV using the system. These pending applications, if issued, are expected to expire as early as 2040, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We further solely own at least one pending PCT patent application that includes claims directed to an iteration of our two-plasmid system for AAV production and methods for producing AAV using the system. Any U.S. or foreign patent applications timely filed based on this PCT application, if issued, are expected to expire as early as 2041, without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

TIA

In addition, as of March 15, 2022, we solely own at least one pending PCT patent application that includes claims directed to a TIA, which is used in connection with our AAVS3 capsid. Any U.S. or foreign patent applications timely filed based on this PCT application, if issued, are expected to expire as early as 2041, without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

FRE1 Promoter

As of March 15, 2022, we exclusively license from UCLB at least one issued U.S. patent and at least one pending U.S. non-provisional patent application that include claims directed to a liver-directed promoter, or vector containing the same, that is used in our FLT180a and FLT190 product candidates. At least one foreign patent application is pending in Europe. These patents and patent applications, if issued, are expected to expire as early as 2035, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

FLT180a

In addition to the patents and patent applications described above with respect to the AAVS3 capsid and our FRE1 promoter, as of March 15, 2022, we exclusively license from UCLB at least one issued U.S. patent, at least two pending U.S. non-provisional patent applications, and at least fourteen pending foreign patent applications in Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, Mexico, the Republic of Korea, Russia, Singapore, and South Africa that include claims directed to our hemophilia B candidate, FLT180a. These patents and pending patent applications, if issued, are expected to expire as early as 2038, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

FLT190

In addition to the patents and patent applications described above with respect to the AAVS3 capsid and our FRE1 promoter, as of March 15, 2022, we exclusively license from UCLB at least one issued U.S. patent and at least one pending U.S. patent application, at least four issued foreign patents in Australia, China, Europe and Japan, and at least four pending foreign patent applications in Canada, Europe, the Republic of Korea and Singapore that include claims related to our Fabry candidate, FLT190. These issued patents and pending applications, if issued, are expected to expire as early as 2036, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

FLT201

In addition to the patents and patent applications described above with respect to the AAVS3 capsid, as of March 15, 2022, we solely own at least one pending U.S. non-provisional patent application and at least fourteen pending foreign patents applications in Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, Mexico, the Republic of Korea, Russia, Singapore, and South Africa that include claims directed to codon-optimized glucocerebrosidase-encoding transgenes, constructs containing such transgenes, and their use for treating Gaucher disease that cover our FLT201 product candidate. These pending patent applications, if issued, are expected to expire as early as 2040, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We further solely own at least one pending PCT patent application that includes claims directed to the modified GCase polypeptide containing single amino acid substitutions, used in FLT201. Any U.S. or foreign patent applications timely filed based on this PCT application, if issued, are expected to expire as early as 2041, without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

FLT210

In addition to the patents and patent applications described above with respect to the AAVS3 capsid, as of March 15, 2022, we solely own at least three pending PCT patent applications that include claims directed to the modified FVIII polypeptide, and polynucleotide (including codon-optimized) sequences encoding such polypeptide, as well as use for treating hemophilia A. These patent applications also include claims directed to a class of short, effective promoters derived from our FRE1 promoter, including the promoter used in FLT210, and claims directed to the FVIII modified polypeptide containing single amino acid substitutions, used in FLT210. Any U.S. or foreign patent applications timely filed based on these PCT applications, if issued, are expected to expire as early as 2040, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. We have decided to halt further development of FLT210 for the treatment of hemophilia A.

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

In addition to our reliance on patent protection for our inventions, product candidates and research programs, we also rely on trade secrets, know-how, confidentiality agreements and continuing technological innovation to develop and maintain our competitive position. For example, some elements of manufacturing processes, proprietary assays, analytics techniques and processes, knowledge gained through clinical experience such as approaches to dosing and administration and management of patients, as well as computational-biological algorithms, and related processes and software, are based on unpatented trade secrets and know-how that are not publicly disclosed. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, advisors and consultants, these agreements may be breached and we may not have adequate remedies for any breach. In addition, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. As a result, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived of by the individual during the course of employment, and which relate to or are reasonably capable or being used in our current or planned business or research and development are our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. However, such agreements and policies may be breached and we may not have adequate remedies for such breaches. For more information regarding the risks related to our intellectual property, see Item 3.D. “Risk Factors—Risks Related to Our Intellectual Property.”

Collaborations and License Agreements

UCLB License Agreement

In May 2015, we entered into a license agreement with UCLB pursuant to which we obtained rights to intellectual property generated by Prof. Amit Nathwani, who is our founder, Clinical and Scientific Adviser and a member of our board of directors, and members of his research group under his supervision or direction at UCL. Specifically, we obtained an exclusive, worldwide, sublicensable license to certain intellectual property rights relating to therapeutic programs including hemophilia B and Fabry disease, as well as intellectual property rights relating to a viral capsid and liver-specific promoter, for the exploitation of any product without field limitation. We also obtained an exclusive, worldwide, sublicensable license to certain background intellectual property rights, that generally relate to liver-directed AAV gene therapy, as well as to manufacturing know-how, to develop, manufacture and commercialize products for a number of specific therapeutic indications including hemophilia B and Fabry disease. The same background and manufacturing intellectual property is licensed non-exclusively for other applications and uses. UCLB additionally granted us a right of first negotiation with respect to intellectual property developed by Prof. Nathwani relating to bi-specific antibody binders or derivatives thereof delivered by AAV technology. UCLB further granted us the right to acquire ownership, on a product-by-product basis, of the licensed patents covering such product, exercisable upon the occurrence of certain regulatory events and subject to our continued obligation to pay royalties on sales of such product. As of March 15, 2022, we have not exercised any of our option or negotiation rights under the agreement. UCL retains the right to use the licensed intellectual property for academic research, including for collaborations with other academic institutions.

Upon execution of the agreement, we granted UCLB four million of our A ordinary shares. We additionally made payments to UCLB of £30,000 in June 2016, May 2017, June 2018 and July 2019. We are obligated to pay UCLB a sub-single digit to mid-single digit percentage royalty on net sales of products that utilize the licensed intellectual property, subject to certain customary reductions. Our royalty obligations continue on a product-by-product and country-by-country basis until, with respect to certain Factor X vector products, May 2022, and with respect to all other products, the later of the expiration of the last-to-expire valid patent claim covering such product in such country, the loss of any regulatory exclusivity for such product in such country and seven years following the date that marketing approval was granted for such product in certain jurisdictions. In addition, we are required to pay UCLB up to £3.5 million in milestone payments in the aggregate in connection with certain sales milestone events. We are additionally required to pay to UCLB a sublicense fee of a low-teen percentage of net receipts received under certain sublicenses we grant under the agreement that meets certain timing requirements. As of March 15, 2022 we have not made any milestone or royalty payments to UCLB. We have the option to negotiate with UCLB to buy out UCLB’s rights to royalties and milestone payments with respect to any licensed product once the aggregate net sales for such product exceed a certain threshold.

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

Within the FDA, the Center for Biologics Evaluation and Research, or CBER, regulates gene therapy products. Within CBER, the review of gene therapy and related products is consolidated in the Office of Tissues and Advanced Therapies and the FDA has established the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its reviews. Although the FDA has approved a limited number of human gene therapy products for sale, it has provided guidance for the development of gene therapy products. This guidance includes a growing body of guidance documents on CMC, clinical investigations and other areas of gene therapy development, all of which are intended to facilitate the industry’s development of gene therapy products.

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

In addition to the submission of an IND to the FDA before initiation of a clinical trial in the United States, certain human clinical trials involving recombinant or synthetic nucleic acid molecules had historically been subject to review by the Recombinant DNA Advisory Committee, or RAC, of the NIH, Office of Biotechnology Activities, or the OBA, pursuant to the NIH Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules, or NIH Guidelines. While the NIH Guidelines are not mandatory unless the research in question is being conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. On August 17, 2018, the NIH issued a notice in the Federal Register and issued a public statement proposing changes to the oversight framework for gene therapy trials, including changes to the applicable NIH Guidelines to modify the roles and responsibilities of the RAC with respect to human clinical trials of gene therapy products, and requesting public comment on its proposed modifications. During the public comment period, which closed October 16, 2018, the NIH announced that it will no longer accept new human gene transfer protocols for review as a part of the protocol registration process or convene the RAC to review individual clinical protocols. In April 2019, NIH announced the updated guidelines, which reflect these proposed changes, and clarified that these trials will remain subject to the FDA’s oversight and other clinical trial regulations, and oversight at the local level will continue as set forth in the NIH Guidelines. Specifically, under the NIH Guidelines, supervision of human gene transfer trials includes evaluation and assessment by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. Further, NIH renamed the RAC the Novel and Exceptional Technology and Research Advisory Committee, or NExTRAC, and revised its role to provide recommendations to the NIH Director and a public forum for the discussion of the scientific, safety, and ethical issues associated with emerging biotechnologies.

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

Additional Regulation for Gene Therapy Clinical Trials in the United States

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

Compliance with cGMP Requirements in the United States

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

If a product candidate receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a REMS or otherwise limit the scope of any approval. In addition, the FDA may require post-marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized. Failure to complete such post-marketing requirements in accordance with the timelines and conditions set forth by the FDA could significantly increase costs or delay, limit, or ultimately restrict the commercialization of the product candidate.

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

Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, meaning there is no previously approved “same drug” for the same orphan condition, the product is entitled to orphan product exclusivity. If there is a previously approved same drug for the same orphan condition, to obtain orphan exclusivity, the sponsor of the subsequent drug must demonstrate clinical superiority over the previously approved same drug. With respect to gene therapies, the FDA has issued a specific guidance on how the agency interprets its sameness regulations. Specifically, whether two products are deemed to be the same by the FDA will depend on the products’ transgene expression, viral vectors groups and variants, and additional product features that may contribute to therapeutic effect. Minor product differences will not, generally, result in a finding that two products are different and there are some factors that FDA will consider on a case by case basis. Any of the FDA sameness determinations could impact our ability to receive approval for our product candidates and to obtain or retain orphan drug exclusivity.

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

•

Regenerative Medicine Advanced Therapy Designation. As part of the 21st Century Cures Act, enacted in December 2016, Congress amended the FDCA to facilitate an efficient development program for, and expedite review of regenerative medicine therapies, which include certain cell and gene therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products, except for those regulated solely under section 361 of the PHSA and 21 CFR Part 1271. This program is intended to facilitate efficient development and expedite review of regenerative medicine therapies, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition and qualify for RMAT designation. A drug sponsor may request that FDA designate a drug as a RMAT concurrently with or at any time after submission of an IND. The FDA has 60 calendar days to determine whether the drug meets the criteria, including whether there is preliminary clinical evidence indicating that the drug has the potential to address unmet medical needs for a serious or life-threatening disease or condition. A BLA for a regenerative medicine therapy that has received RMAT designation may be eligible for priority review or accelerated approval through use of surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites. Benefits of RMAT designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine therapy with RMAT designation that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence from clinical trials, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval.

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

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of product candidates, some of a sponsor’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period generally is one-half the time between the effective date of an IND and the submission date of a BLA less any time the sponsor did not act with due diligence during the period, plus the time between the submission date of a BLA and the approval of that application less any time the sponsor did not act with due diligence during the period. Only one patent applicable to an approved biological product is eligible for the extension, only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended, and the application for the extension must be submitted prior to the expiration of the patent. Moreover, a given patent may only be extended once based on a single product. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to our intellectual property, see Item 3.D. “Risk Factors—Risks Related to Our Intellectual Property.”

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

A reference biological product is granted four- and 12-year exclusivity periods from the time of first licensure of the product. The FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product, and FDA will not approve an application for a biosimilar or interchangeable product based on the reference biological product until twelve years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity, or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

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

The FDA previously has required in vitro companion diagnostics intended to select the patients who will respond to the product candidate to obtain pre-market approval, or PMA, simultaneously with approval of the therapeutic product candidate. The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee; for federal fiscal year 2022, the standard fee for review of a PMA is $374,858 and the small business fee is $93,714.

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

Government Regulation Outside of the United States

In addition to regulations in the United States, we are and will be subject, either directly or through third parties, to a variety of regulations in other jurisdictions governing, among other things, clinical trials and commercial sales and distribution of our products, if approved. In the United Kingdom and European Union, the requirements, regulatory approvals and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country, though there is some degree of European Union-wide harmonization.

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a CTA application much like the IND prior to the commencement of human clinical trials. In the United Kingdom and European Union, for example, a CTA must be submitted for each clinical trial to each country’s national health authority and an independent ethics committee must also provide a positive opinion on the trial, much like the FDA and an IRB, respectively. Once the CTA is approved and positive opinion received in accordance with a country’s requirements, the corresponding clinical trial may proceed.

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

Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation Under the new Regulation on Clinical Trials, which was adopted and entered into force in 2014 and came in to effect in January 2022, there is a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities can only provide comments on defined areas. Any substantial changes to the trial protocol or other information submitted with the CTAs must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and European Union-wide regulatory requirements also apply.

During the development of a medicinal product, the EMA, on behalf of the European Commission, and national medicines regulators within the European Union provide the opportunity for dialogue and guidance on the development program. In relation to products to be approved through the centralized procedure (which would include ATMPs), this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the EMA’s Committee for Medicinal Products for Human Use, or CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future marketing authorization application of the product concerned. In 2015, we received national scientific advice from the United Kingdom, Netherlands, Germany, Sweden and centralized scientific advice from the EMA. In 2020, we received national advice from MHRA and centralized scientific advice in 2021.

Marketing Authorizations

In order to market a new medicinal product in the European Union, a company must submit and obtain approval from regulators of a marketing authorization application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product.

The centralized procedure results in a single marketing authorization, or MA, granted by the European Commission that is valid across the EEA (i.e., the European Union as well as Iceland, Liechtenstein, and Norway). The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) officially designated orphan medicines and (iv) advanced-therapy medicines, such as gene therapy, somatic cell therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used in certain other cases. Therefore, the centralized procedure would be mandatory for the products we are developing.

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

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills an unmet medical need and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization will contain specific obligations to be fulfilled by the marketing authorization holder, which may include obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

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

Data Exclusivity

Marketing authorization applications for generic medicinal products do not need to include the results of preclinical and clinical trials, but instead can refer to the data included in the marketing authorization of a reference product for which regulatory data exclusivity has expired. The first marketing authorization granted to an applicant for a particular active substance benefits from eight years of data exclusivity, during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and ten years, which runs concurrently and therefore leads to two years additional of market exclusivity, during which such generic products, if authorized, may not be placed on the market. The ten-year period of marketing protection may be extended to 11 years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved.

There is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is likely that biosimilars of those products will currently only be approved in the European Union with difficulty and after providing significant amounts of data compared to other biosimilar products. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.

Orphan Medicinal Products

The EMA’s Committee for Orphan Medicinal Products, or COMP, may recommend orphan medicinal product designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the product in the European Union would be sufficient to justify the necessary investment in developing the medicinal product. The COMP may only recommend orphan medicinal product designation when the product in question offers a significant clinical benefit over existing approved products for the relevant indication. Following a positive opinion by the COMP, the European Commission adopts a decision granting orphan status. Orphan medicinal product designation entitles a party to financial incentives such as reduction of fees or fee waivers. The COMP will reassess orphan status in parallel with EMA review of a marketing authorization application and orphan status may be withdrawn at that stage if it no longer fulfills the orphan criteria (for instance because in the meantime a new product was approved for the indication and no convincing data are available to demonstrate a significant benefit over that product). If orphan designation is retained at the time of authorization, ten years of market exclusivity is granted following marketing authorization. During this period, the competent authorities may not accept or approve any similar medicinal product for the same indication, unless it offers a significant clinical benefit over the existing product. This period may be reduced to six years if the orphan medicinal product designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Pediatric Development

In the European Union, companies developing a new medicinal product, or a new indication or pharmaceutical form or route of administration for an existing product that benefits from a supplementary protection certificate or a patent that qualifies for the granting of a supplementary protection certificate, must agree to a paediatric investigation plan (PIP) with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The marketing authorization application for a new product or indication, etc., must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral is in place, in which case the pediatric clinical trials must be completed at a later date. Where a new product is granted a marketing authorization, or new indication, etc., is granted, and the pediatric clinical trials have been conducted in accordance with the PIP (whether at the time of authorization or as a result of a deferral, after the authorization in adults) and certain other requirements are complied with, the product may be eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

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

All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations and Codes of Practice in each EU Member State the provisions and in particular the enforcement of such provisions and can differ from one country to another.

Pricing and Reimbursement

Governments influence the price of medicinal products in the European Union through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. There is only very limited harmonization. Most countries use some form of international reference pricing. Some EU countries allow freedom of pricing for all or some new products, but control reimbursement by the national health system. Reimbursement may be managed through mechanisms including positive and negative list systems under which certain products are included or excluded from national health systems. To obtain reimbursement approval, some of these countries may conduct health technology assessment, requiring comparative data which assess the benefits of the new product relative to currently available therapies. A recent Regulation on health technology assessments seeks to harmonize and increase coordination of these assessment across the European Union. The downward pressure on healthcare costs in general, particularly prescription medicines, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

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

Regulation in the United Kingdom

Following the result of the 2016 referendum on the membership in the European Union and the formal notice served to the European Council in March 2017 pursuant to Article 50 of the Treaty of Lisbon, on

January 31, 2020, or the Exit Day, the United Kingdom (England, Scotland, Wales and Northern Ireland) formally withdrew from the European Union. A post-Brexit transition period started on the Exit Day and expired on December 31, 2020. As of January 1, 2021, the MHRA is the United Kingdom’s standalone medicines and medical devices regulator and the U.K. legislation has been amended so that it can operate as a free-standing regulatory framework.

While much of the legislation in the United Kingdom is based on EU directives and regulations, a number of changes have been introduced to the U.K. legislation to take account of the fact the United Kingdom is no longer within the EU. In addition, as of January 1, 2021 the United Kingdom government confirmed:

•

MHRA regulates clinical trials conducted within the United Kingdom, although the general requirements are as set out in relation to the EU (a consultation has recently been published to determine the framework that will operate in the United Kingdom);

•

The authorization of products to be placed on the market in the United Kingdom may be subject to a number of procedures. Under the national procedure, MHRA offers a 150-day assessment timeline for all high-quality marketing authorization applications. MHRA also takes into account marketing authorizations approved by the European Commission via the centralized procedure, or in European Union Member States (or Iceland, Liechtenstein, Norway) through the decentralized and mutual recognition procedure to facilitate granting the MA in the United Kingdom or Great Britain (England, Scotland and Wales). Acceptable applications for MAs should be granted within 67 days of validation. EU centralized MAs will continue to be valid in Northern Ireland; and

•

The United Kingdom has established information systems and databases to ensure the continued publication of information on clinical trials and disclosure of information on all therapies receiving marketing approval within the United Kingdom. The United Kingdom has already joined a number of international networks to remain aligned with the international regulatory system.

Other Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and use of pharmaceutical products that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers and patients, are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct clinical research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

•

the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or kind, in exchange for, or to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease or order of a good, facility, item or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers and formulary managers on the other. The PPACA amended the intent requirement of the federal Anti-Kickback Statute such that a person does not need to have actual knowledge of this statute or specific intent to violate it in order to commit a violation. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. Violations are subject to significant civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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

•

the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or the CMS, information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other non-physician healthcare providers (such as physician assistants and nurse practitioners), and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members. In addition, many states also require reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes, including the Health Care Fraud Statute, that prohibit, among other things, a person from knowingly and willfully executing a scheme, or attempting to execute a scheme, to defraud any healthcare benefit program regardless of the payor (e.g., public or private), knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, or falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services;

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

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. Violation of the laws described above or any other governmental laws and regulations may result in penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, individual imprisonment, and additional reporting requirements and oversight if a person or entity becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause a biopharmaceutical manufacturer to incur significant legal expenses and divert management’s attention from the operation of the business. Furthermore, efforts to ensure that business activities and business arrangements comply with applicable healthcare laws and regulations can be costly for manufacturers of branded prescription products.

In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. For example, in June 2018, the State of California enacted the CCPA, which came into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies. Additionally, California voters approved a new privacy law, the California Privacy Rights Act, or CPRA, in the November 3, 2020 election. Effective starting on January 1, 2023, the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. While we are not currently subject to the CCPA or CPRA, we may in the future be required to comply with such laws, which may increase our compliance costs and potential liability. Furthermore, the CCPA and CPRA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

In addition, the collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the EEA including personal health data, is subject to the GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data (including pseudonymized personal data which is crucial for the conduct of clinical trials), obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, ensuring that individuals could exercise easily and effectively the rights granted to them by the GDPR, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States. For example, in 2016, the European Union and United States agreed to a transfer framework for data transferred from the European Union to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. While the Court confirmed the validity of the standard contractual clauses, which are another mechanism for transfer of personal data outside the EEA, the Court held that these clauses are not sufficient in themselves in the case of transfers of personal data to the United States and the data exporter and data importer must adopt additional safeguards to ensure compliance with the GDPR when transferring personal data to the United States Moreover, the standard contractual clauses issued by the European Commission for the transfer of personal data may be invalidated by courts in the United Kingdom in all or certain circumstances. While in June 2021 the European Commission adopted a new version of the Standard Contractual Clauses which are intended to address the concerns identified by the CJEU, it remains to be seen whether these standard contractual clauses will remain available, whether the ICO in the United Kingdom will approve their use, how the regulatory guidance issued in the European Union concerning the additional safeguards will be implemented in practice and whether additional means for lawful data transfers will become available. The GDPR permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In June 2021, the CJEU issued a ruling that expanded the scope of the “one stop shop” under the GDPR. According to the ruling, the competent authorities of EU member states may, under certain strict conditions, bring claims to their national courts against a company for breaches of the GDPR, including unlawful cross-border processing activities, even such company does not have an establishment in the EU member state in question and the competent authority bringing the claim is not the lead supervisory authority. The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities.

The United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and EU, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (together with the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and potentially divergent enforcement actions for certain violations. Pursuant to the Trade and Cooperation Agreement, which went into effect on January 1, 2021, the United Kingdom and EU agreed to a specified period during which the United Kingdom will be treated like an EU member state in relation to processing and transfers of personal data for four months from January 1, 2021. This period was extended by two further months. At the end of June 2021, the European Commission made an “adequacy finding” in respect of the United Kingdom, thus allowing the continued free flow of personal data from the EEA to the United Kingdom. The duration of this “adequacy filing” is, however, limited to a period of four years which could be renewed only following a new comprehensive review of the “adequacy” of the United Kingdom’s data protection legislation. To this end, the European Commission will continuously monitor the evolutions of the legal framework in the United Kingdom and may suspend, repeal or amend it “adequacy finding” at any time, subject to certain conditions. If the initial “adequacy finding” is suspended, repealed or not renewed after the initial four years period, the United Kingdom will become a “third country” under the GDPR and transfers of data from the EEA to the United Kingdom will require a “transfer mechanism,” such as the aforementioned standard contractual clauses. It is anticipated that there will be increasing scope for divergence in application, interpretation and enforcement of the data protection laws as between the United Kingdom and EEA moving forward. In addition, as of January 1, 2021, the United Kingdom ICO cannot be our “lead supervisory authority” in respect of any “cross border processing” for the purposes of the GDPR. In the event that we are unable to, and/or do not, designate a lead supervisory authority in an EEA member state, we would not be able to benefit from the GDPR’s “one stop shop” mechanism. Amongst other things, this would mean that, in the event of a violation of the GDPR affecting data subjects across the United Kingdom and the EEA, we could be investigated by, and ultimately fined by the United Kingdom ICO and the supervisory authority in each and every EEA member state where data subjects have been affected by such violation. This risk is further emphasized by the CJEU ruling of June 2021 discussed above. Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data.

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

In addition, several drug manufacturers have commenced litigation, which remains ongoing, challenging the legality of contract pharmacy arrangements under the 340B Drug Discount Program, which may affect the way in which manufacturers are required to extend the 340B Drug Discount Program prices to covered entities, including through contract pharmacies. There are also ongoing challenges regarding the implementation of the 340B Drug Discount Program Administrative Dispute Resolution Process, which is in part intended to resolve claims by covered entities that they have been overcharged for covered outpatient drugs by manufacturers. In particular, while a final rule issued in December 2020 implementing a 340B Administrative Dispute Resolution process was preliminarily enjoined by a court with respect to the plaintiff in that matter, HRSA has initiated dispute resolution proceedings against other manufacturers. Additionally, in November 2021, the Office of Management and Budget initiated review of a new proposed rule titled “340B Drug Pricing Program; Administrative Dispute Resolution.” The modification of existing administrative dispute resolution processes, or the adoption of new rules governing the resolution of such disputes, may have a material adverse impact on our revenue should we participate in the 340B Drug Discount Program after receiving approval for our product candidates.

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

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services and imposing controls to manage costs. New metrics frequently are used as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. In order to obtain coverage and reimbursement for any product that might be approved for sale, it may be necessary to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the products, in addition to the costs required to obtain regulatory approvals. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. Additionally, payors have employed the use of accumulator adjustment programs that do not consider amounts paid by pharmaceutical copay assistance programs as counting towards a patient’s deductible or other out-of-pocket costs. Under new rules promulgated by CMS that will take effect January 1, 2023, such accumulator adjustment (or similar) programs could affect the amount of rebates owed by manufacturers under the Medicaid Drug Rebate Program or affect the ability to offer various forms of patient support, including copay assistance. However, certain states have passed laws prohibiting third-party payors from utilizing accumulator programs. Congress has also introduced legislation that would prohibit third-party payors from using accumulator programs.

Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of products have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products or biologics. In addition, in the United States, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent congressional inquiries and proposed federal and state legislation and regulatory actions designed to, among other things, bring more transparency to product pricing (including, for example, by requiring drug manufacturers to disclose planned drug price increases and the rationales for such increases), implement data collection and reporting under Section 204 of Title II of Division BB of the Consolidated Appropriations Act, 2021, which requires, among other things, health plans and issuers to disclose rebates, fees, and other remuneration provided by drug manufacturers related to certain pharmaceutical products, contain the cost of drugs, review the relationship between pricing and manufacturer patient assistance programs, reform government healthcare program reimbursement methodologies, enable the government to negotiate prices for drugs covered under Medicare, and revise rules associated with the calculation of Medicaid Average Manufacturer Price and Best Price, including the removal of the current statutory 100% of Average Manufacturer Price per-unit cap on Medicaid rebate liability effective as of January 1, 2024 under the American Rescue Plan Act of 2021, which may significantly affect the amount of rebates paid on prescription drugs under Medicaid and the prices that are required to be charged to covered entities under the 340B Drug Discount Program when we commercialize products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. More recently, in July 2021, President Biden issued an executive order pertaining to drug pricing, which expressed support for legislation allowing direct negotiation in Medicare Part D and inflationary rebates, and directed various executive branch agencies to take actions to lower drug prices and promote generic competition, including directing FDA to support and work with states and Indian Tribes to develop importation plans to import prescription drugs from Canada. The executive order required the Secretary of Health and Human Services to develop a comprehensive plan for addressing drug prices. The plan was released on September 9, 2021, and it includes support for legislative and administrative actions that would improve affordability, access, competition, and foster scientific innovation. Congress is currently considering a number of bills relating to drug pricing, including bills that would impose rebate obligations for Medicare (and potentially other utilization) for price increases greater than the rate of inflation, require drug pricing negotiations in Medicare, redesign the Part D benefit to lower patient costs and overall spending, and introduce enhanced transparency measures into drug pricing. In particular, the Build Back Better Act introduces drug pricing reforms that would, among other things, (i) allow the federal government to negotiate prices for some high-cost drugs covered under Medicare Parts B and D, (ii) introduce inflationary rebates on certain Medicare Part B and Medicare Part D drugs to support limits on drug price increases in Medicare and private insurance, (iii) redesign the structure of the Part D benefit, and (iv) require payment of rebates on covered outpatient drugs that are paid for by a state Children’s Health Insurance Program. While a version of the Build Back Better Act has been passed by the House of Representatives, it has not passed the Senate, and it is not yet clear what provisions, if any, will ultimately become law.

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

In the European Union, pricing and reimbursement schemes vary widely from country to country. Systems of international reference pricing are generally operated. Some EU countries allow freedom of pricing for all or some new products, but control reimbursement by the national health system. Reimbursement may be managed through mechanisms including positive or negative lists or control of company profits. Some EU Member States may require formal assessments to compare the cost-effectiveness of a particular product with currently available therapies. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Furthermore, in some countries, cross-border imports from low-priced markets (so-called parallel distribution) exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations may not allow favorable reimbursement and pricing arrangements. Particular difficulties are faced by gene therapy products where evidence for long term benefits is generally limited and initial costs are high. The resulting uncertainties may limit the prices that will be reimbursed by national payors.

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

Since its enactment, there have been judicial and congressional challenges to certain aspects of the PPACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the PPACA. See Item 3.D. “Risk Factors—Risks Related to Government Regulation—Healthcare legislative reform measures may have a negative impact on our business and results of operations.” We will continue to evaluate the effect that the PPACA and its possible repeal, replacement, or modification could have on our business.

The U.S. House of Representatives passed legislation known as the American Health Care Act of 2017 in May 2017. More recently, the Senate Republicans introduced and then updated a bill to replace the PPACA known as the Better Care Reconciliation Act of 2017. The Senate Republicans also introduced legislation to repeal the PPACA without companion legislation to replace it, and a “skinny” version of the Better Care Reconciliation Act of 2017. Each of these measures was rejected by the full Senate. Congress may consider legislation to replace, modify or augment elements of the PPACA.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031 unless additional congressional action is taken. However, the Medicare sequester reductions under the Budget Control Act was suspended from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic. Recently enacted legislation will extend the suspension until March 2022, with a 1% cut through the end of June 2022, after which the cuts would return to 2%. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, there have been several recent congressional inquiries and proposed bills and regulatory actions designed to, among other things, bring more transparency to drug pricing (including, for example, by requiring drug manufacturers to disclose planned drug price increases and the rationales for such increases), implement data collection and reporting under Section 204 of Title II of Division BB of the Consolidated Appropriations Act, 2021, which requires, among other things, health plans and issuers to disclose rebates, fees, and other remuneration provided by drug manufacturers related to certain pharmaceutical products, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs reform government program reimbursement methodologies for drugs, enable the government to negotiate prices for drugs covered under Medicare, and revise rules associated with the calculation of Medicaid Average Manufacturer Price and Best Price, including the removal of the current statutory 100% of Average Manufacturer Price per-unit cap on Medicaid rebate liability effective as of January 1, 2024 under the American Rescue Plan Act of 2021, which may significantly affect the amount of rebates paid on prescription drugs under Medicaid and the prices that are required to be charged to covered entities under the 340B Drug Discount Program when we commercialize products. More recently, in July 2021, President Biden issued an executive order pertaining to drug pricing, which expressed support for legislation allowing direct negotiation in Medicare Part D and inflationary rebates, and directed various executive branch agencies to take actions to lower drug prices and promote generic competition, including directing FDA to support and work with states and Indian Tribes to develop importation plans to import prescription drugs from Canada. The executive order required the Secretary of Health and Human Services to develop a comprehensive plan for addressing drug prices. The plan was released on September 9, 2021, and it includes support for legislative and administrative actions that would improve affordability, access, competition, and foster scientific innovation. Congress is currently considering a number of bills relating to drug pricing, including bills that would impose rebate obligations for Medicare (and potentially other utilization) for price increases greater than the rate of inflation, require drug pricing negotiations in Medicare, redesign the Part D benefit to lower patient costs and overall spending, and introduce enhanced transparency measures into drug pricing. In particular, the Build Back Better Act introduces drug pricing reforms that would, among other things, (i) allow the federal government to negotiate prices for some high-cost drugs covered under Medicare Parts B and D, (ii) introduce inflationary rebates on certain Medicare Part B and Medicare Part D drugs to support limits on drug price increases in Medicare and private insurance, (iii) redesign the structure of the Part D benefit, and (iv) require payment of rebates on covered outpatient drugs that are paid for by a state Children’s Health Insurance Program.

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

4.C. Organizational structure.

Freeline Therapeutics Holdings plc is the sole shareholder of Freeline Holdings (UK) Limited (incorporated in England), and Freeline Holdings (UK) Limited is the sole shareholder of Freeline Therapeutics Limited (incorporated in England). Freeline Therapeutics, Inc. (incorporated in Delaware), Freeline Therapeutics (Ireland) Limited (incorporated in Ireland) and Freeline Therapeutics GmbH (incorporated in Germany) are all wholly-owned subsidiaries of Freeline Therapeutics Limited.

4.D. Property, plants and equipment.

Our headquarters, with approximately 3,000 square feet of office space and 4,830 square feet of lab space, is located at Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2FX, U.K. We lease approximately 15,000 square feet of lab space and 13,500 square feet of office space at GmbH Fraunhoferstraße, 9b, 82152 Planegg-Martinsried, Germany. We also lease approximately 3,000 square feet of office space and 5,500 square feet of lab space in Munich (Semmelweisstraße 3, 82152 Planegg-Steinkirchen, Germany), which is currently subleased to a third party. In addition, we have a dedicated suite (1,076 square feet) and 320 square feet of office space at CGT Catapult (Stevenage Science Park, Gunnels Wood Road, Stevenage, Hertfordshire, U.K.), at which we have ceased operations. We lease approximately 9,801 square feet of office space at 200 Clarendon Street, Boston, Massachusetts, U.S.A. and 4,062 square feet of office space at 915 Broadway, New York, New York, U.S.A.

In September 2020, we signed an agreement to enter into a lease with Kadans Science Partner 2 UK Limited for office and lab space at Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2BP, U.K. The agreement requires us to enter into a ten years lease, contingent upon the landlord completing the required leasehold improvements. As of December 31, 2021, we capitalized $1.0 million as leasehold improvements.

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

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in the Item 3.D. “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this Annual Report. Our actual results could differ materially from the results described in or implied by these forward-looking statements.

On April 3, 2020, Freeline Therapeutics Holdings Limited was incorporated under the laws of England and Wales to become the ultimate holding company for Freeline Therapeutics Limited pursuant to our corporate reorganization (described below). Prior to our initial public offering, or IPO, Freeline Therapeutics Holdings plc only engaged in activities incidental to its formation, the corporate reorganization and the IPO.

Accordingly, a discussion and analysis of the results of operations and financial condition of Freeline Therapeutics Holdings plc for the period of its operations prior to the corporate reorganization would not be meaningful and are not presented. Following the corporate reorganization, the historical consolidated financial statements of Freeline Therapeutics Holdings plc were retrospectively adjusted to include the historical financial results of Freeline Therapeutics Limited for all periods presented.

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

Since our inception in May 2015, we have devoted substantially all of our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, planning our business initiatives, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of our equity securities, including net proceeds from our IPO in August 2020. Through December 31, 2021, we had received net cash proceeds of approximately $446.4 million from sales of our equity securities.

We have incurred operating losses since inception, including a net loss of $140.4 million, $96.3 million and $53.9 million for the years ended December 31, 2021, 2020 and 2019 respectively. As of December 31, 2021 and 2020, we had an accumulated deficit of $356.4 million and $216.0 million, respectively. These losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. We expect to continue to incur significant expenses and recurring increasing operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval, pursue commercialization of any approved product candidates, invest further in our gene therapy platform and seek to identify new gene therapy product candidates. To date, we have developed our product candidates internally, resulting in increased research and development spending but also enabling us to manage our product candidates efficiently through the development and manufacturing process. Our operating losses stem primarily from manufacturing and clinical development activities reflecting the advancement of the portfolio into the clinical phase, and they will continue to increase with our growth initiatives as we progress our product candidates through clinical trials. Furthermore, following the closing of our IPO, we have incurred and expect to continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through equity offerings, debt financings, government or third-party funding, marketing and distribution agreements and other collaborations, strategic alliances, and licensing arrangements. Our inability to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all.

In June 2020, we initiated a corporate reorganization to simplify our capital structure. The corporate reorganization has been structured in a series of steps some of which were completed prior to the close of our IPO in August 2020 and are discussed in more detail below. We refer to the following steps, as our “corporate reorganization.”

Completed as of December 31, 2021:

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

•

Issue of New Shares of Freeline Holdings (UK) Limited: Freeline Therapeutics Holdings plc subscribed for 1,000 new ordinary shares of £1.00 each of Freeline Holdings (UK) Limited for an aggregate consideration of $230.0 million.

•

Issue of New Shares of Freeline Therapeutics Limited: Freeline Holdings (UK) Limited subscribed for 1,000 new ordinary shares of £1.23638835 each of Freeline Therapeutics Limited for an aggregate consideration of $230.0 million.

On August 11, 2020, we completed the IPO of our ADSs. In the IPO, we sold 8,823,529 ADSs representing the same number of ordinary shares at an IPO price of $18.00 per ADS for total net proceeds of approximately $147.7 million. On August 20, 2020, the underwriters of the IPO exercised a portion of their overallotment option by purchasing an additional 1,128,062 ADSs from the company at the IPO price of $18.00 per ADS, resulting in an additional net proceeds of $18.9 million. The total net proceeds from the IPO, after deducting offering expenses paid by the company of $12.5 million, were approximately $161.8 million.

As of December 31, 2021, we had cash and cash equivalents of $117.7 million. On March 10, 2022, we entered into a purchase agreement with our majority shareholder, Syncona Portfolio Limited, a subsidiary of Syncona Limited, and certain other existing shareholders providing for the issuance and sale of $26.1 million of our ADSs at a price of $1.05 per ADS in a registered direct offering, or the Registered Direct Offering. The Registered Direct Offering closed on March 15, 2022. We received net proceeds of approximately $24.2 million from the Registered Direct Offering, after deducting estimated offering expenses payable by us.

Based on our current operational plans and assumptions, we expect that our current cash and cash equivalents, will be sufficient to fund operations for at least 12 months from the issuance date of the audited consolidated financial statements. See “—Liquidity and Capital Resources—Funding Requirements” below.

During the fourth quarter of 2021, we undertook a detailed strategic review of our programs and operations. Following this review, we decided to halt further development of our preclinical studies of FLT210, our liver-directed gene therapy product candidate for the treatment of hemophilia A. In an effort to streamline our operations, we also implemented an approximately 25% reduction in the size of our workforce. These changes followed our program optimization, and we believe they will enable us to better focus our time and resources on the highest value activities. We accrued $2.4 million of charges relating to our workforce reduction in the fourth quarter of 2021.

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

Research and development activities are central to our business model. Our research and development expenses may decrease in the near term as a result of the program prioritization and workforce reduction announced in December 2021. However, product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will continue to increase over the mid- to long-term as we seek to: (i) expedite clinical development and attempt to obtain marketing approval for our product candidates; (ii) initiate additional clinical trials of our product candidates; (iii) improve the efficiency and scalability of our manufacturing processes and supply chain; (iv) build our in-house process development and analytical capabilities and continue to discover and develop additional product candidates and (v) increase personnel expenses and prepare for regulatory filings related to our product candidates. We also expect to incur additional expenses related to milestone, royalty payments and maintenance fees payable to third parties with whom we have entered into license agreements to acquire the rights related to our product candidates.

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
•

our ability to maintain suitable arrangements with third-party manufacturers for our product candidates, including our ability to meet CMC and other regulatory requirements relating to the manufacture of product candidates;

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

A change in the outcome of any of these variables with respect to the development of our product candidates could mean a significant change in the costs and timing associated with such development. For example, if the FDA, EMA, MHRA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect, or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to commit significant additional financial resources and time to the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, non-cash share-based compensation expense, travel and other expenses incurred by personnel in executive, finance and administrative functions. These expenses include professional fees for legal, consulting, accounting and audit services.

We have incurred and expect to continue to incur additional accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company. Additionally, if and when we believe a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expense as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidate.

Other (Expense) Income, Net

Other (Expense) Income, Net

Other (expense) income, net consists primarily of realized and unrealized foreign currency transaction gains and losses.

Interest (Expense) Income, Net

Interest (expense) income, net consists of interest income on cash and cash equivalents held in our banking institutions.

Income Tax Expense

We are subject to corporate taxation in the United States, Germany, Ireland and the United Kingdom. Due to the nature of our business, we have generated losses since inception and therefore have not paid corporation tax in either the United Kingdom or Ireland. Our income tax expense represents income taxes in the United States and Germany.

As a company that carries out extensive research and development activities, we seek to benefit from the U.K. research and development tax credit cash rebate, or U.K. R&D tax credit, regimes. The amount of benefits received depends on whether we qualify for a tax credit either as a Small and Medium Enterprise, or SME, or under the Research and Development Expenditure Credit, or RDEC, program. The RDEC program provides a lower tax credit than the SME program. We record the U.K. R&D tax credit benefit within other (expense) income, net. The U.K. R&D tax credit is fully refundable to us and is not dependent on current or future taxable income. As a result, we have recorded the entire benefit from the U.K. R&D tax credit as a benefit which is included in our net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any U.K. R&D tax credits generated are needed to offset a corporate income tax liability in the United Kingdom, that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other (expense) income, net.

Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive income. Based on criteria established by HMRC, we expect a portion of expenditures being carried out in relation to our pipeline R&D, clinical trials management and manufacturing development activities to be eligible for the RDEC regime for the year ended December 31, 2021. Such expenditures were eligible for the SME regime for the years ended December 31, 2020 and 2019. We will assess whether it is possible to qualify under the more favorable SME regime for future accounting periods.

Unsurrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. We had accumulated tax losses for carry forward in the United Kingdom of $258.1 million, $137.0 million and $45.5 million as of December 31, 2021, 2020 and 2019 respectively. We have not recognized any deferred tax assets to date in relation to U.K. losses. This treatment is based on the company being loss making while the clinical programs are not at a commercial stage. We believe there is no reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realized.

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective U.K. corporate tax rate of 10% (at current rates).

Value Added Tax, or VAT, in the United Kingdom is broadly charged on all taxable supplies of goods and services by VAT-registered businesses. Under current rates, an amount of 20% (the standard rate of VAT) of the value, as determined for VAT purposes, of the goods or services supplied is added to all sales invoices and is payable to HMRC. Similarly, VAT paid on purchase invoices is generally reclaimable from HMRC. A similar system exists in Germany with differing rates of VAT or Umsatzsteuer (USt) as it is known locally in Germany. Currently the standard rate is 19% in Germany.

Results of Operations

Comparison of the Years Ended December 31, 2021 and 2020

The following table summarizes our results of operations for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,
	2021	2020	Change
Operating expenses:
Research and development	$95,431	$76,149	$19,282
General and administrative	44,567	26,300	18,267
Restructuring expense	2,381	—	2,381
Total operating expenses	142,379	102,449	39,930
Loss from operations	(142,379)	(102,449)	(39,930)
Other income, net:
Other expense, net	(165)	(9,288)	9,123
Interest income, net	404	275	129
Benefit from R&D tax credit	2,091	15,269	(13,178)
Total other income, net	2,330	6,256	(3,926)
Loss before income taxes	(140,049)	(96,193)	(43,856)
Income tax expense	(342)	(129)	(213)
Net loss	$(140,391)	$(96,322)	$(44,069)

Research and Development Expenses

The following table summarizes our research and development expenses for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,
	2021	2020	Change
Direct research and development expenses by program:
FLT180a	$15,114	$18,566	$(3,452)
FLT201	14,443	5,356	9,087
FLT190	3,605	7,343	(3,738)
Pre-clinical and discovery	13,162	8,873	4,289
Unallocated research and development expenses:			—
Personnel expenses	27,711	22,027	5,684
Other expenses	16,885	11,475	5,410
Non-cash share-based compensation expense	4,511	2,510	2,001
Total research and development expenses	$95,431	$76,149	$19,282

Research and development expenses increased by approximately $19.3 million from $76.1 million for the year ended December 31, 2020 to $95.4 million for the year ended December 31, 2021. The increase in research and development expenses was primarily attributable to the following:

•

a $9.1 million increase in spending related to FLT201, our product candidate for the treatment of Gaucher disease Type 1, primarily related to an approximately $5.8 million increase in CRO expenses and an approximately $3.2 million increase in expenses incurred under our dedicated manufacturing and commercial supply agreement for the production of clinical trial stock in readiness for our Phase 1/2 GALILEO-1 clinical trial;

•	a $5.7 million increase in personnel expenses primarily related to hiring R&D and manufacturing personnel to support increased clinical activity in 2021;

•

a $5.4 million increase in other expenses, mainly due to a $5.9 million increase in facility-related expenses, including rent expense, fees paid to our CMO, and the leasing of additional laboratory and office space, offset by a decrease in costs of outside consultants;

•	a $4.3 million increase in spending related to preclinical and discovery, including costs related to FLT210, our former product candidate for the treatment of hemophilia A;
•

a $2.0 million increase in non-cash share-based compensation expense primarily due to the continued vesting of equity grants to employees related to the completion of the series C financing and the IPO and subsequent equity grants to employees;

•

a $3.5 million decrease in spending related to FLT180a for the treatment of hemophilia B, our most advanced gene therapy product candidate, which was primarily related to a $6.1 million decrease in manufacturing costs due to the availability of remaining clinical trial stock, offset by a $2.2 million increase in CRO costs in readiness for our Phase 1/2 B-LIEVE clinical trial; and

•

a $3.7 million decrease in spending related to FLT190, our product candidate targeting Fabry disease, which is primarily related to lower clinical trial costs for our ongoing Phase 1/2 MARVEL-1 clinical trial in 2021.

We generally expect these costs to increase year on year, to support our plan to advance our pipeline assets through clinical development, although these costs may decrease during the year ended December 31, 2022 due to our strategic prioritization and reduction in workforce.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,
	2021	2020	Change
Legal and professional fees	$12,795	$9,220	$3,575
Personnel expenses	16,538	7,343	9,195
Facilities and other expense	9,024	6,043	2,981
Non-cash share-based compensation expense	6,211	3,694	2,517
Total general and administrative expenses	$44,568	$26,300	$18,268

General and administrative expenses increased by $18.3 million from $26.3 million for the year ended December 31, 2020 to $44.6 million for the year ended December 31, 2021. The increase in general and administrative expenses was primarily attributable to the following:

•

a $9.2 million increase in personnel expenses, primarily related to personnel hired in corporate, legal, general and administrative functions to support our growth initiatives and our new public company requirements;

•

a $3.6 million increase in legal and professional fees, primarily related to expenses associated with our status as a public company, including annual and periodic reporting, implementation of equity compensation programs, more extensive governance requirements, and increased audit fees and expenses related to U.S. GAAP requirements;

•

a $3.0 million increase in facilities and other expense, including a $2.7 million increase in D&O insurance expense and a $1.2 million increase in rent expense for additional office space to accommodate previously planned growth in our operations; and

•

a $2.5 million increase in non-cash share-based compensation expense, primarily due to the continued vesting of equity grants to employees related to the completion of the series C financing and the IPO and subsequent equity grants to employees, including accelerated vesting of some of our former Executive Director's equity awards in connection with her departure.

Total Other Income, Net

Total other income, net was $2.3 million for the year ended December 31, 2021, a decrease of $3.9 million, from $6.3 million for the year ended December 31, 2020. The decrease was largely the result of a $13.2 million decrease in the U.K. R&D tax credit benefit we received, due to a change in the tax credit from the SME program in 2020 to the RDEC program in 2021, which has a lower rate of benefits, or tax credit, offset by $9.3 million decrease in foreign exchange losses.

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

Research and Development Expenses

The following table summarizes our research and development expenses for the years ended December 31, 2020 and 2019 (in thousands):

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

Research and development expenses increased by approximately $29.1 million from $47.0 million for the year ended December 31, 2019 to $76.1 million for the year ended December 31, 2020. The increase in research and development expenses was primarily attributable to the following:

•

a $4.5 million increase in spending on FLT180a, specifically related to our completed Phase 1/2 B-AMAZE clinical trial and our now ongoing Phase 1/2 B-LIEVE dose confirmation trial and planned Phase 3 pivotal trial;

•	a $1.0 million increase in spending related to FLT190, which is primarily related to manufacturing and clinical trial costs for our ongoing Phase 1/2 MARVEL-1 clinical trial;

•

a $2.5 million increase in spending on preclinical and discovery, including FLT201, FLT210 and Discovery, total spend primarily related to cost of manufacturing in readiness for our now ongoing Phase 1/2 GALILEO-1 clinical trial of FLT201 and our previously planned Phase 1/2 clinical trial of FLT210;

•

a $9.8 million increase in unallocated personnel expenses primarily relating to hiring additional personnel in our research and development department. The headcount increase supported increased clinical activity in the second half of 2020 and also in readiness for greater levels of activity in 2021 onwards. There was also an expansion of the manufacturing team to support the key activities and programs outlined above;

•

a $9.2 million increase in other expense, mainly from unallocated consulting expenses (increase of $3.6 million), facility costs and rent expense (increase of $2.2 million), which increased due to increased activity and related service charges in our dedicated suite at CGT Catapult. There were also increased laboratory and office space leased in the year; and

•

a $2.1 million increase in non-cash share-based compensation expense primarily due to the meeting of certain milestones that triggered vesting of ordinary shares in addition to significant 2019 equity grants to employees and becoming a public company.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2020 and 2019 (in thousands):

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

•

a $2.0 million increase in facilities and other expenses, including an increase in D&O insurance expense, additional rent for office space occupied in 2019 for the U.K. and Germany and depreciation related to additional property plant and equipment; and

•

a $0.8 million increase in personnel costs, primarily due to an increase in headcount, related to the hiring of additional personnel in general and administrative functions to support our growth initiatives, and becoming a public company.

Total Other Income, Net

Total other income, net was $6.3 million for the year ended December 31, 2020, compared to $.9.9 million for the year ended December 31, 2019 primarily due to a $9.3 million increase in foreign currency loss related to the British pound relative to the U.S. dollar during 2020 as compared to 2019 within other expense, net offset by a $4.7 million increase in R&D tax credit from the U.K. as a benefit within other income.

5.B.	Liquidity and Capital Resources

Since our inception, we have not generated any revenue from product sales or any other sources and have incurred significant operating losses in each period and on an aggregate basis. We have not yet commercialized any of our product candidates and we do not expect to generate revenue from sales of any product candidates for several years, if at all. We have funded our operations to date primarily with proceeds from the sale of preferred shares, ordinary shares and ADSs. Through December 31, 2021, we had received aggregate net cash proceeds of $446.6 million from sales of our equity securities.

As of December 31, 2021, we had cash and cash equivalents of $117.7 million. In March 2022, we received net proceeds of approximately $24.2 million from the Registered Direct Offering, after deducting estimated offering expenses payable by us. Based on our current operational plans and assumptions, we expect that our current cash and cash equivalents will be sufficient to fund operations for at least 12 months from the issuance date of the audited consolidated financial statements.

We currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2021, 2020 and 2019 (in thousands):

	Year Ended December 31,
	2021	2020	2019
Net cash used in operating activities	$(107,557)	$(94,965)	$(52,322)
Net cash used in investing activities	(4,274)	(2,388)	(3,022)
Net cash (used in)/provided by financing activities	(984)	242,620	114,589
Effect of exchange rate changes on cash, cash equivalents and restricted cash	302	11,738	(1,014)
Net (decrease)/increase in cash, cash equivalents and restricted cash	$(112,513)	$157,005	$58,231

Net Cash Used in Operating Activities

Net cash used in operating activities was $107.6 million for the year ended December 31, 2021 an increase of $12.6 million, from $95.0 million for the year ended December 31, 2020, primarily resulting from an increase of $44.1 million in our net loss to $140.4 million from $96.3 million, offset by net cash used resulting from changes in our operating assets and liabilities of $19.9 million and by non-cash charges of $12.9 million. The non-cash charges primarily related to non-cash share-based compensation of $10.7 million, primarily due to the meeting of certain milestones that triggered vesting of ordinary shares in addition to significant 2019 equity grants to employees and becoming a public company, depreciation of $2.4 million, and loss of disposal of property and equipment of $0.1 million offset by a gain on deferred income tax of $0.4 million. Net cash used resulting from changes in our operating assets and liabilities for the year ended December 31, 2021 consisted primarily of a $17.5 million increase in prepaid expenses and other assets mostly due to decrease in the U.K. R&D tax credit benefit we received, due to a change in the tax credit from the SME program in 2020 to the RDEC program in 2021, which has a lower tax credit, current and non-current and a $2.1 million increase in accounts payable and accrued expenses and other liabilities.

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

Net Cash Used in Investing Activities

Net cash used in investing activities was $4.3 million for the year ended December 31, 2021 an increase of $1.9 million, from $2.4 million for the year ended December 31, 2020, primarily driven by purchases of property and equipment, which largely consisted of operating and lab equipment to be used in our new lab spaces in both the United Kingdom and Germany.

During the year ended December 31, 2020, net cash used in investing activities was $2.4 million, primarily driven by our purchases of property and equipment, which largely consisted of operating and lab equipment to be used in our new lab spaces in both the United Kingdom and Germany.

During the year ended December 31, 2019, net cash used in investing activities was $3.0 million, primarily driven by purchases of property and equipment related to operating and lab equipment used in our new lab spaces.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $1.0 million for the year ended December 31, 2021, compared to net cash provided by financing activities of $242.6 million for the year ended December 31, 2020.

During the year ended December 31, 2020, net cash provided by financing activities was $242.6 million, primarily consisting of net cash proceeds from our sale and issuance of series C preferred shares and ADSs in the IPO.

During the year ended December 31, 2019, net cash provided by financing activities was $114.6 million, consisting of net cash proceeds from our sale and issuance of series B preferred shares and series C preferred shares in 2019.

Capital Expenditures

Our capital expenditures were $4.3 million, $2.4 million and $3.0 million in the years ended December 31, 2021, 2020 and 2019, respectively. We intend to fund our future capital expenditures with our existing cash balance.

Funding Requirements

We expect our expenses to decrease in connection with our ongoing activities in the near term as a result of our program prioritization and workforce reduction. However, our expenses will increase over the mid- to long-term as we:

•

continue our development of our product candidates, including conducting our ongoing Phase 1/2 MARVEL-1 dose-finding clinical trial of FLT190 for the treatment of Fabry disease, Phase 1/2 B-LIEVE dose confirmation clinical trial of FLT180a for the treatment of hemophilia B and Phase 1/2 GALILEO-1 clinical trial of FLT201 for the treatment of Gaucher disease Type 1, and preparing for our planned Phase 3 pivotal trial of FLT180a for the treatment of hemophilia B and any other clinical trials that may be required to obtain marketing approval for our product candidates;

•	initiate additional clinical trials and preclinical studies for other product candidates;
•	seek to identify and develop, acquire or in-license additional product candidates;
•	develop the necessary processes, controls and manufacturing data to obtain marketing approval for our product candidates and to support manufacturing on a commercial scale;
•	consolidate our facilities in the United Kingdom;
•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•

hire and retain additional personnel, such as non-clinical, clinical, pharmacovigilance, quality assurance, regulatory affairs, manufacturing, distribution, legal, compliance, medical affairs, finance, general and administrative, commercial and scientific personnel; and

•	develop, maintain, expand and protect our intellectual property portfolio.

Following our IPO, we became a publicly traded company and are incurring and expect to continue to incur significant legal, accounting, investor relations and other expenses that we were not required to incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC and Nasdaq, requires public companies to implement specified corporate governance practices and other rules that were not applicable to us as a private company. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our management on our internal control over financial reporting for the year ending December 31, 2021. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we engaged in a process to document and evaluate our internal control over financial reporting, which was both costly and challenging. In this regard, we will need to continue to dedicate internal resources and engage outside consultants to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are continuing to function as documented and maintain a continuous reporting and improvement process for internal control over financial reporting. We expect these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

On September 10, 2021, we filed the Shelf Registration on Form F-3 (File No. 333-259444) with the SEC, which was declared effective on September 22, 2021. Under the Shelf Registration, we may offer and sell up to $250.0 million of a variety of securities including ordinary shares (including ordinary shares represented by ADSs), preference shares, purchase contracts, warrants, units or any combination of such securities from time to time during the three-year period that commenced upon the Shelf Registration becoming effective.

On November 17, 2021, we entered into an Open Market Sale AgreementSM, or Sales Agreement, with Jefferies LLC, or Jefferies, pursuant to which we may issue and sell ADSs having aggregate offering sales proceeds of up to $75.0 million, from time to time, in “at-the-market” offerings pursuant to which Jefferies will act as sales agent and/or principal. During the three months ended December 31, 2021, we did not issue any ADSs pursuant to the Sales Agreement.

On March 10, 2022, we entered into a purchase agreement with our majority shareholder, Syncona Portfolio Limited, a subsidiary of Syncona Limited, and certain other existing shareholders providing for the issuance and sale of $26.1 million of our ADSs at a price of $1.05 per ADS in a registered direct offering. The offering closed on March 15, 2022. We received net proceeds of approximately $24.2 million from the offering, after deducting estimated offering expenses payable by us.

On March 18, 2022, we entered into a purchase agreement with Lincoln Park Capital Fund, LLC, or Lincoln Park, under which we may at our discretion, sell to Lincoln Park up to $35.0 million of our ADSs over a 36-month period, subject to certain daily limits, applicable prices, and conditions. In addition, under the purchase agreement, we issued 954,208 ADSs to Lincoln Park as consideration for its commitment to purchase ADSs under the purchase agreement.

Based on our current operational plans and assumptions, we expect that our current cash and cash equivalents will be sufficient to fund operations for at least 12 months from the issuance date of the audited consolidated financial statements. Our future viability beyond that point is dependent on our ability to raise additional capital to finance our operations. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates and programs, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•

the scope, progress, results and costs of drug discovery, laboratory testing, preclinical and clinical development for our current and future product candidates, as well as further development of our gene therapy platform;

•

whether we elect to invest in and develop technology with the potential for further discovery and innovation, prioritize, delay or modify certain clinical programs, or implement any other strategic, scientific or operational changes;

•	the costs, timing and outcome of regulatory review of our product candidates;
•	our ability to establish and maintain collaborations and license agreements on favorable terms, if at all;
•	our ability to enroll clinical trials in a timely manner and to quickly resolve any delays or clinical holds that may be imposed on our development programs;
•	timing delays with respect to preclinical and clinical development of our current and future product candidates, including as a result of the COVID-19 pandemic;
•	the costs of consolidating our facilities in the United Kingdom and potentially expanding our facilities to accommodate any future growth in personnel;
•

the costs, timing and outcome of potential future commercialization activities, including manufacturing, marketing, sales and distribution for any product candidates for which we receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
•	the extent to which we acquire technologies;
•	the sales price and availability of adequate third-party coverage and reimbursement for our product candidates, if and when approved;
•	the costs of operating as a public company.

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

5.E.	Critical Accounting Estimates

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

Expected Term. The expected term of the company’s share options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options.

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

Fair Value of Ordinary Shares. Options granted after the company’s IPO are issued at the fair market value of the Company’s ADS at the date the grant is approved by the Board.

Prior to the IPO, the company calculated the fair value of its ordinary shares in accordance with the guidelines in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The company’s valuations of ordinary shares were prepared using a market approach, based on precedent transactions in the shares, to estimate the company’s total equity value using either an option-pricing backsolve method, or OPM, or a probability- weighted expected return method, or PWERM, which used a combination of market approaches and an income approach to estimate the company’s enterprise value, or a hybrid method, which employs the concepts of the OPM and the PWERM merged into a single framework. In some cases, the company determined that there were no significant events occurring between a prior valuation date and a subsequent grant. As such, in these cases the company used the most recent share price valuation as an input to the determination of non-cash share-based compensation.

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

The following table sets forth information regarding our senior management and directors, including their ages as of December 31, 2021. Unless otherwise stated, the business address of our members of senior management and our directors is c/o Freeline Therapeutics Holdings plc, Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2FX, United Kingdom.

Name	Age	Position(s)
Senior Management:
Michael J. Parini	47	Chief Executive Officer and Executive Director
Markus Hörer, Ph.D.	54	Founder, Chief Technology Officer and Managing Director GmbH
Mark Baldry	58	Chief Commercial Officer
James “Jay” Bircher	53	Chief Technical Operations Officer
Stephen P. Diamond, Jr.	50	Senior Vice President, General Counsel & Company Secretary
Pamela Foulds, M.D.	52	Chief Medical Officer
Amy J. Spandau(1)	46	Interim Head of Finance
Henning R. Stennicke, Ph.D(1)	54	Chief Scientific Officer
Benjamin Warriner(2)	43	Vice President, Finance
Directors:
Christopher Hollowood, Ph.D.	47	Chairman of the Board of Directors
Amit Nathwani, M.D.	61	Founder, Clinical and Scientific Adviser and Director
Martin Andrews	58	Non-Executive Director
Jeffrey Chodakewitz, M.D.	66	Non-Executive Director
Julia P. Gregory	69	Non-Executive Director
Colin A. Love, Ph.D.	63	Non-Executive Director

1 Joined the Company after December 31, 2021.

2 Has informed us that he will be leaving his position at our Company effective April 4, 2022.

Senior Management

Michael J. Parini has served as our Chief Executive Officer and a member of our board of directors since August 16, 2021. Mr. Parini joined Freeline in March of 2021 as our President and Chief Operating Officer. He brings more than 20 years’ experience in the biopharmaceutical industry. Most recently, Mr. Parini served as Executive Vice President and Chief Administrative, Legal and Business Development Officer at Vertex Pharmaceuticals from March 2020 until February 2021, and as Executive Vice President and Chief Legal and Administrative Officer from January 2016 to March 2020. Prior to joining Vertex, he spent more than a decade at Pfizer, where he served in multiple leadership roles within the company’s global legal team, including Senior Vice President and Associate General Counsel. Mr. Parini was responsible for the strategic management of Pfizer’s global litigation activities, including civil, intellectual property, government and employment litigation. He also served as Chief Counsel for multiple key business units within Pfizer, advising Pfizer’s leadership team on business issues related to investment decisions, patent disputes, global pricing strategies and commercial operations activities, among other responsibilities. Prior to joining Pfizer, Parini served as a healthcare attorney at Akin, Gump, Strauss, Hauer & Feld, L.L.P. in Washington, D.C., where he provided legal counsel on federal and state regulatory and policy issues. Mr. Parini is a member of the New York and District of Columbia bars. He received a Bachelor of Arts degree in American Government from Georgetown University and a J.D. from Georgetown University Law Center.

Markus Hörer, Ph.D. co-founded Freeline in March 2015 and has served as our Chief Technology Officer and GmbH Managing Director since May 2015. Dr. Hörer has over 30 years’ experience working in AAV biology, as well as over 25 years’ experience in industrial vaccine and biologics development. Dr. Hörer brings experience in research, process and analytical development, quality control, preclinical and business development. He joined Freeline from Rentschler, where he was responsible for setting up a Virus-based Biologics business unit, focusing on AAV vector development and manufacturing. Before that, from July 1996 to March 2010, he held various positions at MediGene, where he was responsible for developing AAV vector technology, its successful transfer into a GMP environment, and its use for clinical development of autologous Melanoma cell vaccines. Dr. Hörer also developed a novel AAVLP B-vaccine platform, which was acquired by 2A Pharma, Sweden. Dr. Hörer received a Ph.D. in the Department of Tumor Virology at the German Center for Cancer Research in Heidelberg, Germany.

Mark Baldry has served as our Chief Commercial Officer since November 2020. He is an experienced commercial leader with a 30-year track record in positions of increasing responsibility at leading biopharmaceutical companies in marketing, sales and public affairs roles across Europe, Canada and the United States He has predominately worked across rare and specialty disease areas, where he has championed multiple commercial launches. Mr. Baldry joined Freeline from Wave Life Sciences, where he served as Chief Commercial Officer from August 2019 to February 2020. Prior to that, he was Vice President, Global Marketing at Amicus Therapeutics Inc. from June 2015 to December 2017 and then Senior Vice President, Global Marketing & Commercial Operations at Amicus Therapeutics Inc. from January 2018 to July 2019. In these roles, he was responsible for building global commercial strategies to support launches of innovative medicines in orphan diseases, including the first oral chaperone therapy for the treatment of Fabry disease. Prior to that, Mr. Baldry held multiple leadership positions at Biogen from April 2011 to May 2015, including Vice President, Public Affairs and Vice President, New Product Commercialization. He also held leadership roles at the Human Genetic Therapies division of Shire from November 2005 to March 2011, including Head of Global Strategic Marketing and Head of Marketing, Market Access and Public Affairs, Europe, Middle East and Africa. Mr. Baldry received a B.Sc. in Genetics from York University (U.K.) and an M.B.A. from Concordia University (Canada).

James “Jay” Bircher has served as our Chief Technical Operations Officer since July 2021. Mr. Bircher brings nearly three decades of operational excellence in leadership roles across a wide range of pharmaceutical, biotechnology and medical device manufacturing platforms, including AAV gene therapy. Mr. Bircher has led manufacturing teams that received successful inspections from the U.S. Food and Drug Administration, including the Center for Biologics Evaluation and Research (CBER) and Center for Drug Evaluation and Research (CDER), the European Medicines Agency (EMA) and other regulatory agencies. Mr. Bircher joins Freeline from Abeona Therapeutics, where he served as their Chief Technology Officer leading Process Development, Assay Development, Quality, Validation, Manufacturing, Facilities, CMC Program Management, and Supply Chain. Before Abeona, he was Head of Quality at Becton, Dickinson and Company (BD), where he led the company from the groundbreaking of a 120,000 square foot sterile manufacturing facility to an FDA pre-approval inspection (PAI) and eventual launch of several ready-to-administer, prefilled syringe products. Later in his tenure at BD, Mr. Bircher served as Head of Manufacturing, where he was responsible for all formulation, fill and packaging operations. He also held positions of increasing responsibility related to quality with GlaxoSmithKline, Amgen and Tyco Healthcare. Mr. Bircher has a BS degree from Marshall University and is Six Sigma certified.

Stephen P. Diamond, Jr. has served as our Senior Vice President and General Counsel since January 2021 and as our Company Secretary since December 2021. Mr. Diamond joined Freeline from Pfizer, where he served most recently as Assistant General Counsel, Business Transactions from January 2015 to December 2020. In this capacity, he led the legal support for many of Pfizer’s public and private business development transactions, including several involving gene therapy companies. Mr. Diamond joined Pfizer in 2010 as Senior Corporate Counsel, Mergers & Acquisitions. Before that, he was an attorney with Axiom, where he acted as a corporate legal consultant to Pfizer from 2008 to 2010. Prior to advising Pfizer, Mr. Diamond held in-house legal roles at Barclays Capital and AIG, and worked in private practice at Milbank LLP and Sidley Austin LLP. Mr. Diamond received a B.A. in International Relations from New York University and a J.D. from William & Mary Law School. He is admitted to practice in New York.

Pamela Foulds, M.D. has served as our Chief Medical Officer since November 2021. Dr. Foulds is a US-trained physician, with over 20 years of experience as a leader in the life sciences sector, with extensive practice in the rare disease field. She is an experienced CMO, serving in that capacity at both Auregen BioTherapeutics SA, as well as Aegerion Pharmaceuticals Inc. Prior to that, she spent eight years at Biogen Inc., working in both hemophilia and neurology. Earlier in her career, Dr. Foulds worked in the lysosomal storage disease arena at Genzyme. She is based in the US and leads the Company’s global clinical, medical and regulatory activities. Dr. Foulds holds a Bachelor of Science degree from Georgetown University and a medical degree from Georgetown University Medical School. She was trained in Neurology at Stanford University Hospital.

Amy J. Spandau has served as our Interim Head of Finance since February 2022. Ms. Spandau brings over 20 years of technical accounting and finance experience across both start-ups and large, global public companies. Before joining Freeline, Ms. Spandau was previously Chief Financial Officer of MediaKind, a media technology and software company, from January 2021 to August 2021, where she focused on driving strategic and financial transformation. Before that, Ms. Spandau was Senior Vice President and Corporate Controller of EchoStar Corporation, a large, global publicly-traded satellite communications company, from March 2018 to December 2020, where she focused on transforming the accounting operations; and Chief Financial Officer of Tendril Networks, Inc. (now Uplight, Inc.), an energy management software company, from December 2012 to February 2018, where she was part of the core executive team that restructured the business and achieved significant growth. Ms. Spandau began her career in public accounting at KPMG Peat Marwick LLP. Ms. Spandau received a B.S. in Accounting from California Lutheran University.

Henning R. Stennicke, Ph.D. has served as our Chief Scientific Officer since March 2022. Dr. Stennicke brings 26 years of experience in scientific research and leadership, including 20 years in various leadership positions at Novo Nordisk. Prior to joining Freeline, Dr. Stennicke most recently served as Senior Principal Scientist, leading a Novo Nordisk technology program within tissue targeting. Before this, he served as Corporate Project Vice President of Global Development, Biopharm, Novo Nordisk, leading the development of a portfolio of projects encompassing new treatments for growth disorders, hemophilia, and sickle cell disease through clinical development until regulatory approval. During this time, he helped secure the global regulatory approval of Refixia/Rebinyn®, Esperoct®, and Sogroya®. Dr. Stennicke is a director of atSpiro ApS. Dr. Stennicke earned his MSc in biochemistry and PhD in protein chemistry from the University of Copenhagen and The Carlsberg Laboratory followed by a postdoctoral position at the Sanford Burnham Prebys, La Jolla, CA. He further holds an executive MBA in Management of Technology from DTU, Technical University of Denmark. Dr. Stennicke is the co-author of more than 65 articles and book chapters as well as co-inventor of 25 patents.

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

Non-Executive Directors

Christopher Hollowood, Ph.D. has been the Chairman of our board of directors since December 2015 and served as our Executive Chairman from June 2019 to June 2020. He has served as the Chief Investment Officer of Syncona Investment Management Limited, part of Syncona Limited, a leading healthcare investment company focused on founding, building and funding global leaders in life sciences, since December 2016 and as a Partner of Syncona Partners LLP, its predecessor firm, from September 2012 to December 2016. In his role at Syncona, Dr. Hollowood has been instrumental in the foundation and development of Syncona’s gene therapy strategy. In addition to Freeline, Dr. Hollowood is also Chairman at Syncona’s other gene therapy company, Swan Therapeutics. Dr. Hollowood was previously Chairman of Nightstar, a retinal gene therapy company founded by Syncona, which was sold to Biogen in 2019 for $877 million, and Gyroscope Therapeutics, which was sold to Novartis in February 2022 for up to $1.5 billion. Dr. Hollowood is currently a director of the following companies, which form part of Syncona Limited’s group or its portfolio: Syncona Investment Management Limited, Syncona IP Holdco Limited, SwanBio Therapeutics Limited, Purespring Therapeutics Limited and Forcefield Therapeutics Limited. Dr. Hollowood has many years’ experience investing in, acquiring and growing businesses in the health and pharma industries. Previously, he was a partner of Apposite Capital LLP, a venture and growth capital company focused on the healthcare and life science sector, from February 2007 to July 2012. Before Apposite, Dr. Hollowood had roles with Bioscience Managers Ltd from January 2004 to January 2007 and Neptune Investment Management Ltd from May 2002 to December 2003. Dr. Hollowood received a M.A. (Cantab) in Natural Sciences and a Ph.D. in Organic Chemistry, both from Cambridge University. We believe Dr. Hollowood is qualified to serve on our board because of his experience as an investor in and service on the boards of other life science companies.

Amit Nathwani, M.D. founded Freeline in May 2015, has been a member of our board of directors since May 2015 and currently serves as our Clinical and Scientific Adviser. Prof. Nathwani is renowned for his pioneering work on gene therapy for hemophilia B, and was first to show successful correction of bleeding diathesis in patients with severe hemophilia B. Since November 2012, he has served as the Director of the Katharine Dormandy Hemophilia Centre at the Royal Free Hospital, and as a Senior NIHR Investigator since March 2014. He has also been a Professor of Hematology at University College London since November 2011.

Prof. Nathwani graduated with MBChB from the University of Aberdeen in 1984 and is a fellow of the Royal College of Physicians since March 1988 as well as the Royal College of Pathologists since June 1995. He was awarded a Ph.D. in Molecular Biology from the Open University in July 1997. Prof. Nathwani is the founder, CEO and an executive director of NovalGen Limited. We believe Prof. Nathwani is qualified to serve on our board of directors because of his scientific and industry experience in the field in which we operate.

Martin Andrews has been a member of our board of directors since October 2018 and brings over 30 years of broad commercial experience in pharmaceuticals to Freeline. Mr. Andrews has spent many years in senior leadership roles at GlaxoSmithKline and in integrative leadership roles at the interface between R&D and commercial disciplines, has led numerous successful global product launches in pharmaceuticals and vaccines, and has deep medicine development and supply chain experience. Most recently, Mr. Andrews was Senior Vice President of Rare Diseases from November 2013 to July 2018 at GlaxoSmithKline and led the development and launch of the world’s first lifesaving gene therapy for children, Strimvelis, in addition to developing a pipeline of autologous ex-vivo gene therapy medicines which were recently acquired by Orchard Therapeutics. Prior to leaving GSK, Mr. Andrews was a Board Member of Orchard Therapeutics, the Alliance for Regenerative Medicine and is a Director of New Context Ltd, a consultancy specializing in rare disease, gene therapy and vaccine commercialization. Mr. Andrews is a non-executive director of Evox Therapeutics Limited and Porton Biopharma Limited. Mr. Andrews received a B.Sc. in Biology from the University of Salford, Manchester. We believe Mr. Andrews is qualified to serve on our board because of his experience in the pharmaceutical industry.

Jeffrey Chodakewitz, M.D. has been a member of our board of directors since August 2019 and has over 30 years of leadership experience in the bio-pharmaceutical industry. He served most recently from January 2014 to mid-2018 as Chief Medical Officer and EVP, Global Medicines Development & Medical Affairs at Vertex Pharmaceuticals, where he also served as a member of the Vertex Executive Committee. Prior to Vertex, Dr. Chodakewitz spent over 20 years at Merck & Co., where he served in several positions including Head of Infectious Diseases and Vaccines Global Development, Senior Vice President of Global Scientific Strategy (Infectious Disease, Respiratory & Immunology) and Senior Vice President of Late Stage Development. Dr. Chodakewitz is a Diplomate of the National Board of Medical Examiners and the American Board of Internal Medicine (both Internal Medicine and Infectious Disease). Dr. Chodakewitz also serves on the Boards of Directors of Adicet Bio, Inc., Praxis Precision Medicines, Inc. and Schrödinger, Inc. He received a B.S. in Biochemistry from Yale University and an M.D. from the Yale University School of Medicine. We believe Dr. Chodakewitz is qualified to serve on our board because of his executive experience in our industry.

Julia P. Gregory has been a member of our board of directors since November 2019. Since April 2016, Ms. Gregory has served as Chair and CEO of Isometry Advisors, Inc., a biotechnology advisory company, Ms. Gregory also serves as a non-executive director of several public biopharmaceutical companies, including Biohaven Pharmaceutical Holding Company Ltd, IMV, and Nurix Therapeutics. In her previous executive roles, Ms. Gregory served as Chief Executive Officer, Chief Financial Officer and Board Director of ContraFect Corporation; President and CEO of Five Prime Therapeutics; and Executive Vice President, Corporate Development and Chief Financial Officer of Lexicon Pharmaceuticals, Inc. Her corporate development experience includes leading transactions for significant strategic partnerships including development and licensing agreements with GlaxoSmithKline, Human Genome Sciences, Genentech, Bristol-Myers Squibb Company and Takeda Pharmaceutical Company Limited. As CFO at Lexicon, Ms. Gregory led the company’s $220 million public offering and was involved in the creation of Lexicon’s $500 million private equity plan with Invus, LLP. Prior to her leadership positions in the biopharmaceutical industry, Ms. Gregory was an investment banker at Dillon, Read & Co. and subsequently at Punk, Ziegel & Company, where she served as the head of investment banking and head of its life sciences practice. She received a B.A. in International Affairs from George Washington University’s Elliot School of International Affairs and an M.B.A. from The Wharton School of The University of Pennsylvania. We believe Ms. Gregory’s experience as a senior corporate executive, her expertise in investment banking and business development and service on the boards of other life sciences companies qualifies her to serve on our board of directors.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix (as of March 7, 2022)
Country of Principal Executive Offices	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	1
Did Not Disclose Demographic Background	0

Additional Information

Mr. Benjamin Warriner, our Vice President, Finance, has informed us that he will be leaving his position at our Company effective April 4, 2022. Mr. Warriner’s resignation is not due to any disagreement with the Company or the Board of Directors, nor to any matter relating to the company’s operations, financial statements, internal controls, auditors, policies or practices.

Additional information regarding Mr. Warriner is provided above in Item 6.A. “Directors, Senior Management and Employees—Senior Management” of this Annual Report on Form 20-F.

6.B.	Compensation.

The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors for services in all capacities to us and our subsidiaries for the year ended December 31, 2021, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2021 to provide pension, retirement or similar benefits to our directors.

Director Compensation

For the year ended December 31, 2021, the table below sets forth the compensation paid or provided to our directors during the period each individual served as a member of the board of directors of Freeline Therapeutics Holdings plc. In the cases of Ms. Theresa Heggie and Mr. Michael J. Parini, the table below reflects the compensation paid for each of their services as a member of our senior management. They did not receive additional compensation for services on the board of directors. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors amounted to a total of $21,000 in the year ended December 31, 2021. Payments denominated in pounds sterling have been translated into U.S. dollars at a rate of $1.376 to £1.00, the average exchange rate during the year ended December 31, 2021 quoted by Xignite, Inc.

Name	Salary/Fees		Annual Bonus	Pension Benefit	All Other Compensation(4)		Total
	$000		$000	$000	$000		$000
Theresa Heggie	387	(1)	-	21	4,533	(5)	4,940
Former Executive Director
Michael J. Parini	419		260	-	453		1,132
Executive Director
Christopher Hollowood, Ph.D.	-	(2)	-	-	103		103
Chairman of the Board of Directors
Amit Nathwani, M.D.	193	(3)			320		512
Clinical and Scientific Adviser and Director					-
Martin Andrews	58		-	-	110		168
Non-Executive Director
Jeffrey Chodakewitz, M.D.	53		-	-	110		163
Non-Executive Director
Julia P. Gregory	59		-	-	111		170
Non-Executive Director
Colin A. Love, Ph.D.	38		-	-	21		60
Non-Executive Director

(1)	Represents Ms. Heggie's salary and accrued vacation through August 15, 2021, the date of her termination.
(2)	As the representative of Syncona, Dr. Hollowood does not receive fees from the Company.
(3)	Includes Dr. Nathwani’s consulting fees as the Company’s Clinical and Scientific Adviser.
(4)

Except as otherwise indicated, represents the share-based compensation expense recognized during the year ended December 31, 2021 in connection with each director’s vested equity awards. The Company recognizes compensation expense for equity awards based on the grant date fair value of the award. For equity awards that vest based on a service condition, the share-based compensation expense is recognized on a straight-line basis over the requisite service period. For a description of the assumptions used in valuing option awards, see Note 7 to the audited consolidated financial statements included in this Annual Report.

(5)

Includes (i) $2.6 million cash payment upon vesting of 75% of upfront equity award of 174,898 cash-settled options on the first anniversary of Ms. Heggie’s employment commencement date, (ii) $1.5 million in share-based compensation expense recognized during the year ended December 31, 2021 in connection with her vested equity awards, (iii) $240,467 cash severance payment paid pursuant to her separation agreement, (iv) $96,773 of payments in lieu of the 12 months of notice Ms. Heggie was entitled to under her employment agreement, paid from the date of her termination through December 31, 2021 pursuant to her separation agreement and (v) $81,550 of payments in lieu of notice accrued and payable from December 31, 2021 through the first anniversary of the date of her termination.

Non-Executive Director Letters of Appointment

The compensation of our non-executive directors is determined by our board of directors as a whole on the recommendation of the remuneration committee of the board of directors, based, in part, on a review of current practices in other companies. We have entered into appointment letters with certain of our non-executive directors. The non-executive director appointment letters provide for an annual fee and a grant of awards under our equity incentive plan. For a period of three months following termination of the directorship, the non-executive director is restricted from accepting a directorship with a competing company.

Employment Agreements

We have entered into employment agreements with certain of our executive officers. Each of these employment agreements provides for an initial annual salary, annual bonus opportunity and equity incentive opportunities, as well as participation in certain retirement and welfare benefit plans. To the extent the employment of an executive officer is terminated without cause or by the executive officer for good reason following a change in control, the employment agreements generally require us to pay the executive officer an amount equal to the sum of 12 months of base salary and the target annual bonus for the year of termination, among other things, and any unvested equity awards held by the executive officer will vest in full as of the date of termination.

Offer Letters

We have entered into offer letters with certain of our executive officers. The letters provide for an initial annual salary, annual bonus opportunity and equity incentive opportunities, as well as participation in certain retirement and welfare benefit plans. The letters provide for at-will employment, terminable by either party, at any time. To the extent the employment of an executive officer is terminated without cause or by the executive officer for good reason, the offer letters generally require us to pay the executive officer salary continuation for 12 months of base salary and a pro-rated bonus for the year of termination, among other things. If the termination occurs within 12 months after a change in control, the offer letters generally require us to pay the executive officer a full year’s bonus for the year of termination, and any unvested equity awards held by the executive officer will vest in full.

The executive officers have agreed to restrictive covenants not to compete against us or solicit our employees or customers or prospective customers during employment and for a period between six and twelve months following termination.

It is also anticipated that we will enter into an employment agreement or offer letter with prospective hires, on similar terms to those described in the preceding paragraphs.

Separation Agreement

On August 15, 2021, Theresa Heggie was terminated as our Chief Executive Officer by mutual agreement and resigned from our board of directors, effective immediately. We entered into a separation agreement with Ms. Heggie, which contained customary provisions and representations, and provided that, in exchange for waiving any claims against us and our employees, Ms. Heggie would receive a one-time severance payment. In addition, pursuant to the separation agreement Ms. Heggie is entitled to receive a payment in lieu of the Company complying with certain notice provisions contained in Ms. Heggie’s original employment agreement with us, which is payable in twelve monthly installments. Ms. Heggie was also entitled to any equity awards which were due to vest during the period from August 16, 2021 until December 31, 2021, and the period to exercise any equity awards was extended to 18 months from August 16, 2021.

Short-Term Incentive Plan

The board of directors maintains an annual Short-Term Incentive Plan, or STIP, for all employees. The STIP is designed to offer incentive compensation to our employees by rewarding the achievement of corporate goals and specifically measured personal goals that are consistent with and support the achievement of the corporate goals. The key terms of the STIP are summarized below.

Administration and Eligibility. The remuneration committee of the board of directors is responsible for the administration of the STIP.

All employees who have commenced work with Freeline by December 31 of the applicable plan year and are employed by Freeline on the date on which the incentive award is to be paid are eligible to receive an incentive award under the STIP. An employee who commenced work with Freeline during the applicable plan year will have their incentive award pro-rated for length of service.

Form and Determination of Incentive Awards. Incentive award payments are paid in cash. After the end of the plan year, the actual achievement of the corporate and individual goals is determined, each expressed as a percentage of complete achievement, resulting in the calculation of the individual’s total incentive award.

Annual performance reviews are completed before February of the applicable plan year, during which an employee’s achievement of individual targets will be determined, and payment of incentive awards is generally made in March.

Termination of Employment. If a participant in the STIP gives or receives notice of termination or his or her employment prior to the payment of an incentive award under the STIP, the employee is not eligible to receive an incentive award, subject to local employment regulations.

Amendment. The remuneration committee of our board of directors may abolish or alter the STIP at any time before, during or after a plan year is completed.

Option Grants

The following table summarizes the options that we granted to members of our board of directors and senior management during the year ended December 31, 2021:

Name	Ordinary Shares Underlying Options	Exercise Price	Expiration Date
Senior Management:
Michael J. Parini	296,000	$12.30	03/31/2031
	775,000	$3.32	07/30/2031
Theresa Heggie(1)	39,375	$8.65	02/16/2023
Markus Hörer, Ph.D.	81,000	$8.65	05/24/2031
	40,000	$3.01	10/29/2031
Mark Baldry	32,800	$8.65	05/24/2031
James Bircher	95,000	$4.76	07/30/2031
	10,000	$3.01	10/29/2031
Romuald Corbau, Ph.D.(1)	3,791	$8.65	05/24/2031
Stephen P. Diamond, Jr.	62,500	$17.99	01/31/2031
	40,000	$3.01	10/29/2031
Eric Fink(2)	122,000	$11.00	05/28/2031
	40,000	$3.01	10/29/2031
Pamela Foulds, M.D.	240,000	$2.38	11/30/2031
Julie Krop, M.D.(1)	7,250	$8.65	05/24/2031
Rose Sheridan, Ph.D.(3)	33,000	$8.65	05/24/2031
	20,000	$3.01	10/29/2031
Benjamin Warriner(4)	26,000	$8.65	05/24/2031
	20,000	$3.01	10/29/2031
Duncan Whitaker, Ph.D.(3)	45,000	$8.65	05/24/2031

Directors:
Chris Hollowood, Ph.D.	-	$-	-
Amit Nathwani, M.D.	19,000	$8.15	06/30/2031
Martin Andrews	19,000	$8.15	06/30/2031
Jeffrey Chodakewitz, M.D.	19,000	$8.15	06/30/2031
Julia P. Gregory	19,000	$8.15	06/30/2031
Colin A. Love, Ph.D.	28,667	$8.15	06/30/2031

(1)	Left our company during the year ended December 31, 2021.
(2)	Left our company after December 31, 2021.
(3)	No longer a member of senior management as of the date of this Annual Report.
(4)	Has informed us that he will be leaving his position at our Company effective April 4, 2022.

No options were exercised by any members of our board of directors and senior management during the year ended December 31, 2021.

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

Since the beginning of the last fiscal year ended December 31, 2021, we have not allotted or issued ordinary shares to participants.

Hurdle Share Program. In addition to the share incentive program, one of our former executive officers was allotted and issued F ordinary shares subject to the terms of an equity letter, which provided that the F ordinary shares will be treated as vested on the first to occur of (a) a “qualified fundraising” or (b) a “change in control” at a valuation at or above £3.25 per share (as such terms are defined in the equity letter). Our IPO was a “qualified fundraising” under the terms of such equity letter.

In connection with the Series C Financing, which closed on July 1, 2020, certain employees exchanged their employee shares for options under the 2020 Option Plan (described below).

On the date of the IPO, all of the outstanding B ordinary shares, C ordinary shares, D ordinary shares, E ordinary shares, F ordinary shares and G Ordinary shares were reorganized into a single class of ordinary shares of Freeline Therapeutics Holdings plc. Following the reorganization into a single class of ordinary shares, such ordinary shares of Freeline Therapeutics Holdings plc were consolidated and subdivided to reflect an approximately 1-for-0.159 reverse split of such ordinary shares. The 2016 share incentive program terminated in connection with our IPO; accordingly, as of December 31, 2021, there are no shares available for future grants under the 2016 share incentive program.

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

2020 Equity Incentive Plan

In connection with our IPO, on July 31, 2020, we adopted an equity incentive plan, or the 2020 Plan. The purpose of the 2020 Plan is to attract, retain and motivate persons who make (or are expected to make) important contributions to the company. The 2020 Plan became effective as of our IPO.

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

Shares Available for Awards. Subject to adjustment, the maximum number of equity awards originally authorized under the 2020 Plan was 5,898,625 shares, which consisted of 3,474,469 new ordinary shares, and 2,424,156 ordinary shares that were subject to awards under prior plans that may become available for issuance under the 2020 Plan. Additionally, the number of ordinary shares reserved for issuance under the 2020 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on December 31st of the same calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable January 1st date. On January 1, 2021, the reserve automatically increased by 1,434,198 shares, which was 4% of the total number of ordinary shares outstanding on December 31, 2020, and on January 1, 2022, the reserve automatically increased by 1,434,198 shares, which was 4% of the total number of ordinary shares outstanding on December 31, 2021. No more than 35,655,250 shares may be issued under the 2020 Plan upon the exercise of incentive share options. If an award under the 2020 Plan, or any prior equity incentive plan, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2020 Plan. Shares delivered to the company to satisfy any applicable tax withholding obligation will also become or again be available for award grants under the 2020 Plan. Awards granted under the 2020 Plan in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the shares available for grant under the 2020 Plan, but will count against the maximum number of shares that may be issued upon the exercise of incentive share options.

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

2020 Non-Employee Sub Plan. The 2020 Non-Employee Sub Plan governs equity awards granted to our non-executive directors and our service providers, including consultants and directors. The 2020 Non-Employee Sub Plan was adopted by the Board under the 2020 Plan and provides for equity and cash-based awards to be made on identical terms to awards made under our 2020 Plan.

2021 Equity Inducement Plan

On September 27, 2021, we adopted an equity inducement plan, or the Inducement Plan. The purpose of the Inducement Plan is to enhance the company’s ability to attract employees who are expected to make important contributions to the company by providing these individuals with equity ownership opportunities.

Administration and Eligibility. Awards may be granted only to a person, referred to as an eligible person, who, at the time of grant: (a) has been hired as an employee and such award is a material inducement to such person being hired; (b) has been rehired as an employee following a bona fide period of interruption of employment with the Company or any of its subsidiaries; or (c) has become an employee in connection with a merger or acquisition. The Inducement Plan is administered by our board of directors, or a committee designated by the Board (referred to as the administrator below). The administrator has the authority to determine which eligible persons receive awards, grant awards, set the terms and conditions and designate which awards will cover ordinary shares or ADSs.

Shares Available for Awards. Awards may be made under the Inducement Plan in an aggregate amount of up to 1,400,000 shares. If an award under the Inducement Plan expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the Inducement Plan. Shares delivered to the company to satisfy any applicable tax withholding obligation will also become or again be available for award grants under the Inducement Plan.

Awards. The Inducement Plan provides for the grant of options, SARs, restricted shares, dividend equivalents, RSUs, and other share based awards. All awards under the Inducement Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms.

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

Corporate Transactions. In connection with certain corporate transactions and events affecting our ordinary shares, including a change of control, another similar corporate transaction or event, another unusual or nonrecurring transaction or event affecting us or our financial statements or a change in any applicable laws or accounting principles, the administrator has broad discretion to take action under the Inducement Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes cancelling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the Inducement Plan and replacing or terminating awards under the Inducement Plan.

Plan Amendment and Termination. Our board of directors may amend or terminate the Inducement Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the Inducement Plan, may materially and adversely affect an award outstanding under the Inducement Plan without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The Inducement Plan will remain in effect until the tenth anniversary of its effective date unless earlier terminated by our board of directors. No awards may be granted under the Inducement Plan after its termination.

Transferability and Participant Payments. Except as the administrator may determine or provide in an award agreement, awards under the Inducement Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the Inducement Plan, and exercise price obligations arising in connection with the exercise of options under the Inducement Plan, the administrator may, in its discretion, accept cash, wire transfer or check, our ordinary shares or such other consideration as the administrator deems suitable or any combination of the foregoing.

IPO Grants

In connection with our IPO and in the ordinary course thereafter, our Board granted awards under the 2020 Plan to certain of our employees, representing an aggregate of 1,152,432 ordinary shares. These awards were one-time grants solely related to the IPO and the number of ordinary shares subject to the awards described above was based on the initial public offering price of $18.00 per share. All of the awards described above were granted upon the filing of the registration statement on Form S-8 relating to the 2020 Plan. Each award is subject to the terms and conditions of the 2020 Plan and an option award agreement with the applicable grantee.

2020 Employee Share Purchase Plan

In connection with our IPO, on July 31, 2020, we adopted an employee share purchase plan, or the ESPP. The purpose of the ESPP is to provide employees the opportunity to purchase ordinary shares or ADSs. The rights to purchase ordinary shares granted under the ESPP are intended to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code.

Administration. The ESPP will be administered by a person or persons appointed by our board of directors. The administrator has the authority to make all determinations it deems advisable for the administration of the ESPP, including determining offerings and interpreting the terms and provisions of the ESPP. The administrator has the power to determine whether employees of any of our parent or subsidiary companies will be eligible to participate in the ESPP.

Shares Available. Subject to adjustment, the maximum number of ordinary shares that may be issued under the ESPP is up to 347,447 ordinary shares. Additionally, the number of ordinary shares reserved for issuance under our ESPP will automatically increase on January 1 of each year, commencing on January 1, 2022 and ending on January 1, 2030, by an amount equal to the lesser of (i) 347,447 ordinary shares, (ii) 1% of the total number of shares outstanding on December 31 of the same calendar year or (iii) such fewer shares as determined by the administrator, in each case up to a maximum of 3,127,023 ordinary shares. On January 1, 2022, the reserve automatically increased by 3,474 shares.

Offerings. The ESPP will be implemented by offerings of rights to purchase ordinary shares to all eligible employees. The initial offering will begin on a date determined by our board and end six months from such date. Thereafter, the administrator will determine the duration of each offering, provided that in no event may an offering exceed 27 months. Each offering will have one or more purchase periods, as determined by the administrator. The administrator has the authority to alter the terms of an offering prior to the commencement of the offering. When an eligible employee elects to join an offering, he or she is granted a right to purchase ordinary shares on specified exercise dates during the purchase periods within the offering. On the exercise dates, all contributions collected from the participant are automatically applied to the purchase of our ordinary shares, subject to certain limitations.

Eligibility. Generally, any individual who is employed by us (or by any of our parent or subsidiary companies if such company is designated by the administrator as eligible to participate in the ESPP) may participate in offerings under the ESPP.

No participant may be granted an option under the ESPP if immediately after such options are granted the employee would own, directly or indirectly, shares possessing 5% or more of the total combined voting power or value of all classes of our shares or of any of our parent or subsidiary companies. In addition, no employee may purchase more than $25,000 worth of our ordinary shares (determined based on the fair market value of the shares at the time such rights are granted) under all our employee share purchase plans and any employee share purchase plans of our parent or subsidiary companies for each calendar year during which such rights are outstanding.

Participation. An eligible employee may enroll in the ESPP by submitting to us an enrollment form. The amount to be deducted from an employee’s compensation may not exceed 15% of such employee’s compensation during the offering.

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

Purchase Limits. If the aggregate number of ordinary shares issuable upon exercise of purchase rights granted under such offering would exceed the maximum number of shares issuable under the ESPP, the shares will be apportioned among participants in proportion to the amount of the payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase shares on the exercise date.

Termination of Employment. If a participant’s employment terminates for any reason, no payroll deduction will be taken from any pay due and owing to the participant and the balance of the participant’s account will be paid to such participant.

Corporate Transactions. In the event of a corporate transaction, the board may make such adjustments as it deems appropriate to prevent dilution or enlargement of rights in the number of shares which may be delivered under the ESPP, in the number, class of or purchase price available for purchase under the ESPP and in the number of shares which a participant is entitled to purchase.

Our board may also elect to have the options assumed or substituted by a successor entity, to terminate all outstanding options, to provide for expiration or expiration upon completion of the purchase of shares on the next exercise date, to shorten the offering or take any other action as deemed appropriate by our board.

Adjustment. In the event of certain changes in our shares, the ESPP will be appropriately adjusted in the class(es) and maximum number of shares and share limitations of such outstanding options.

Plan Amendment and Termination. The administrator may amend or terminate the ESPP at any time; however, any such amendment must be approved by our shareholders within 12 months of such amendment, if approval is required by applicable law or listing requirements.

Transferability, Rights granted under the ESPP are not transferable except by will, by the laws of descent and distribution. Options are only exercisable during a participant’s lifetime.

6.C.	Board practices.

Composition of Our Board of Directors

Our board of directors presently has seven members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors. Our board of directors has determined that Drs. Hollowood, Love and Chodakewitz, Ms. Gregory and Mr. Andrews, representing five of our seven directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

In accordance with our Articles of Association, our board of directors consists of one class of directors constituting our entire board. At each annual general meeting, the successors to directors are elected to serve from the time of election and qualification until the subsequent annual meeting following election. Each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Committees of Our Board of Directors

Our board of directors has three standing committees: an audit committee, a remuneration committee and a nominating and corporate governance committee. The board has adopted a written charter for each of the committees below that is available to shareholders on our website at https://www.freeline.life/investors-media/corporate-governance/.

Audit Committee

The audit committee is composed of Ms. Gregory (chair), Dr. Love and Mr. Andrews, and assists the board of directors in overseeing our accounting and financial reporting processes. The audit committee consists exclusively of members of our board who are financially literate, and our board of directors has determined that Ms. Gregory is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors has determined that each member of the audit committee is an independent director under Nasdaq listing rules and under Rule 10A-3 under the Exchange Act. Our audit committee meets at least four times per year and oversees and reviews our internal controls, accounting policies and financial reporting, and provides a forum through which our independent registered public accounting firm reports. Our audit committee meets regularly with our independent registered public accounting firm without management present.

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

Remuneration Committee

The remuneration committee is composed of Dr. Hollowood (chairman), Dr. Chodakewitz and Mr. Andrews. Under SEC and Nasdaq rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Foreign private issuers are not required to meet this heightened standard. Dr. Chodakewitz and Mr. Andrews meet this heightened standard.

The primary functions of the remuneration committee include:

•	identifying, reviewing, overseeing and proposing policies relevant to the compensation and benefits of our directors and senior management;
•	evaluating the performance of senior management in light of such policies and reporting to the board; and
•	overseeing and administering our 2020 Option Plan, 2020 Plan and other benefit plans in operation from time to time.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is composed of Dr. Chodakewitz (chairman), Ms. Gregory and Dr. Nathwani.

The primary functions of the nominating and corporate governance committee include:

•	drawing up selection criteria and appointment procedures for directors;
•	recommending nominees for appointment to our board of directors and its corresponding committees; and
•	assessing the functioning of individual members of our board of directors and management and reporting the results of such assessment to the full board of directors.

6.D.	Employees

During the year ended December 31, 2021, we initially made significant investments in our business to support future growth, including a substantial increase in our global employee base. However, during the fourth quarter of 2021, in an effort to streamline our operations, we began implementing an approximately 25% reduction in the size of our workforce. As of December 31, 2021, 2020 and 2019, we had 235, 235 and 180 employees, respectively.

	As of December 31,
	2021	2020	2019
Function:
General and administrative	52	40	30
Research and development	183	195	150
Total	235	235	180
Geography:
United Kingdom	130	161	129
Germany	70	55	45
United States	35	19	6
Total	235	235	180

6.E.	Share ownership

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 1, 2022, by

•	each executive officer;
•	our directors;
•	our directors and executive officers as a group; and
•	each person or entity known by us to own beneficially more than 5% of any class of our outstanding shares (by number or by voting power).

We have determined beneficial ownership in accordance with the applicable rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws. None of our major shareholders have voting rights different from those of any other shareholder.

Applicable percentage ownership is based on 36,484,354 ordinary shares outstanding as of February 1, 2022. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable or exercisable within 60 days of February 1, 2022 or issuable upon the vesting of restricted shares or restricted share units held by the person within 60 days of February 1, 2022.

However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

The following table does not reflect our registered direct offering with Syncona and certain other existing shareholders, which we completed on March 15, 2022, or the purchase agreement we entered into with Lincoln Park on March 18, 2022. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Funding Requirements.”

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders:
Syncona Portfolio Limited (1)	18,814,527	51.6%
Entities affiliated with Eventide Asset Management, LLC (2)	3,485,656	9.6%
CHI Advisors LLC (3)	1,926,389	5.3%
Senior Management and Directors:
Michael J. Parini	*	*
Markus Hörer, Ph.D.	*	*
Mark Baldry	*	*
James “Jay” Bircher	*	*
Stephen P. Diamond, Jr.	*	*
Pamela Foulds, M.D.	*	*
Amy J. Spandau	*	*
Henning R. Stennicke, Ph.D	*	*
Benjamin Warriner	*	*
Chris Hollowood, Ph.D.	*	*
Amit Nathwani, M.D.	*	*
Martin Andrews	*	*
Jeffrey Chodakewitz, M.D.	*	*
Julia P. Gregory	*	*
Colin A. Love, Ph.D.	*	*
All current directors and senior management as a group (15 persons)	686,004	1.9%

* Represents beneficial ownership of less than one percent.

(1)

Syncona Portfolio Limited is a controlled subsidiary of Syncona Holdings Limited, which in turn is a controlled subsidiary of Syncona Limited. Each of Syncona Holdings Limited and Syncona Limited may be deemed to have voting and dispositive power over the shares held by Syncona Portfolio Limited. Investment and voting decisions with respect to these shares are made by Syncona Portfolio Limited acting upon the recommendation of an investment committee of Syncona Investment Management Limited, also a subsidiary of Syncona Holdings Limited. The members of this investment committee consist of Martin Murphy and the Chairman of our Board, Christopher Hollowood. The address for Syncona Portfolio Limited is Arnold House, St. Julian’s Avenue, St. Peter Port, Guernsey GY1 3RD.

(2)

Eventide Healthcare & Life Sciences Fund is a registered investment company for which Eventide Asset Management, LLC acts as investment adviser. Eventide Asset Management, LLC has voting and investment power with respect to the shares. The principal business address of Eventide Healthcare & Life Science Fund is One International Place, Suite 4210, Boston, Massachusetts 02110.

(3)

CHI Advisors LLC is a registered investment adviser and has voting and investment power with respect to the shares. The principal business address of CHI Advisors LLC is 599 Lexington Avenue, 19th Floor, New York, New York 10022.

To our knowledge, the only significant changes in the percentage ownership held by our major shareholders during the past three years were (1) as a result of our IPO and (2) a decrease in the percentage ownership of entities affiliated with Wellington Management from 9.8% as of December 31, 2020 to 1.2% as of December 31, 2021.

As of February 1, 2022, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States other than ADSs held by the entities set forth in the table above and certain other holders that we know to be non-residents of the United States, we estimate that approximately 31.4% of our outstanding ordinary shares (including ordinary shares underlying ADSs) were held in the United States by 47 holders of record. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

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

The following is a description of related party transactions we have entered into since January 1, 2021 with our directors, members of our senior management and holders of more than 5% of our outstanding voting securities and their affiliates, whom we refer to as our related persons, in which the amount involved exceeds

$100,000 and that are material to us, other than the compensation arrangements we describe in Item 6.B. “Directors, Senior Management and Employees—Compensation.”

 Gyroscope Therapeutics Limited

In April 2020, we entered into an exclusive patent and know-how license agreement with Gyroscope Therapeutics Limited, or Gyroscope, a company controlled at the time by Syncona. Under the terms of the agreement, Gyroscope grants us an exclusive license under certain patent rights to develop and commercialize liver-directed AAV gene therapies expressing an immune-modifying protein and a non-exclusive license to certain know-how, and we grant Gyroscope a non-exclusive license to certain know-how. We were required to make an upfront payment to Gyroscope of £0.2 million or $0.3 million and may be required to make up to £5.6 million or $7.2 million in development and regulatory milestone payments, and pay Gyroscope a mid-single-digit percentage royalty on net sales of licensed products on a product-by-product and country-by-country basis, until the expiration of the last valid licensed patent claim covering such product in such country. In February 2022, Novartis AG announced that it had it acquired all of the outstanding share capital of Gyroscope.

Agreements with Our Senior Management and Directors

We have entered into employment agreements or offer letters with the members of our senior management. See Item 6.A. “Directors, Senior Management and Employees—Director Compensation—Offer Letters” These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the members of our senior management. However, the enforceability of the non-competition provisions may be limited under applicable law.

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

Our ADSs have been listed on the Nasdaq Global Select Market under the symbol “FRLN” since August 11, 2020. Prior to that date, there was no public trading market for our ordinary shares. For more see Item 18 “Financial Statements.”

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

Our ADSs have been listed on the Nasdaq Global Select Market under the symbol “FRLN” since August 11, 2020.

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

The information called for by this item has been reported previously in our Registration Statement on Form F-1 No. 0001193125-20-207194 as filed under the Securities Act with the SEC on August 3, 2020 and has not changed since, and therefore is incorporated by reference to that Registration Statement. A copy of our articles of association is attached as Exhibit 1.1 to this Annual Report. For additional information on our memorandum and articles of association, please see Exhibit 2.3 “Description of Ordinary Shares” to this Annual Report.

10.C.	Material Contracts

For additional information on our material contracts, please see Item 4. “Information on the Company,” Item 6. “Directors, Senior Management and Employees,” and Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” of this Annual Report.

10.D.	Exchange Controls

There is currently no U.K. legislation restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of the Company’s ordinary shares who are non-residents of the United Kingdom.

10.E.	Taxation

The following summary contains a description of certain U.K. and U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of our ADSs. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to beneficial owners of ADSs.

U.S. Federal Income Tax Considerations for U.S. Holders

The following section is a summary of the U.S. federal income tax considerations generally applicable to U.S. Holders, as defined below, of owning and disposing of ADSs or ordinary shares.

This section applies only to a U.S. Holder that holds ADSs or ordinary shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This section does not address the U.S. federal estate, gift or other non-income tax considerations or any state, local or non-U.S. tax considerations relating to the ownership or disposition of ADSs or ordinary shares. In addition, it does not set forth all of the U.S. federal income tax considerations that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain banks and other financial institutions;
•	dealers in securities or currencies
•	traders that elect to use a mark-to-market method of accounting;
•

persons holding ADSs or ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the

ADSs or ordinary shares;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities or arrangements classified as partnerships for U.S. federal income tax purposes;
•	insurance companies;
•	pension plans;
•	cooperatives;
•	regulated investment companies;
•	real estate investment trusts;
•	tax-exempt entities, including private foundations and “individual retirement accounts” or “Roth IRAs”;
•	certain former U.S. citizens or long-term residents;
•	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
•

persons required for U.S. federal income tax purposes to conform the timing of income accruals with respect to the ADSs or ordinary shares to their financial statements under Section 451(b) of the Code;

•	persons that actually or constructively own 10% or more of our shares (by vote or value); or
•	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will depend on the status of the partner and the activities of the partnership. Partnerships holding ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares.

Each U.S. Holder should consult its tax advisor as to the U.S. federal, state, local and non-U.S. tax considerations relevant to it with respect to the ownership and disposition of our ADSs or ordinary shares in light of its particular circumstances.

This section is based on the Code, administrative pronouncements, judicial decisions, final Treasury regulations, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs or ordinary shares and who is:

•	a citizen or individual resident of the United States;
•

a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has or have the authority to control all of the trust’s substantial decisions, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

In general, it is expected that a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Passive Foreign Investment Company Considerations

Under the Code, we will be a PFIC for any taxable year in which either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation.

Passive income includes, among other things, interest, dividends, certain non-active rents and royalties, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets, and our goodwill and other unbooked intangibles are taken into account.

The determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear. Whether we were a PFIC in 2021 or will be a PFIC in any taxable year thereafter is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non passive income for PFIC purposes, including our intangible assets, is uncertain and may depend in part on the market price of our ADSs or ordinary shares from time to time, which may fluctuate substantially, (iii) in one or more years, our revenue may consist in whole or substantial part of grants received from governmental entities, the treatment of which as gross income that is not passive income is uncertain, and (iv) the composition of our income may vary substantially over time. We believe that we were a PFIC for our 2021 taxable year and may continue to be a PFIC for taxable years thereafter. However, there can be no assurance that we were a PFIC for our 2021 taxable year or will or will not be a PFIC for any taxable year thereafter, and our U.S. counsel expresses no opinion with respect to our PFIC status for our 2021 taxable year, or with respect to our expectations regarding our PFIC status in any taxable year thereafter.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company, or PFIC, Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Taxation of Distributions

We do not currently expect to make distributions on our ADSs or ordinary shares. As noted above, we believe we were classified as a PFIC for our 2021 taxable year. Accordingly, the most likely treatment of a U.S. Holder is set forth in “—Passive Foreign Investment Company, or PFIC, Rules.” If we are not and have not been a PFIC, in the event that we do make distributions of cash or other property, the following rules would apply. The gross amount of any distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent such amount is treated as a dividend, it will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. If distributions exceed our current and accumulated earnings and profits, such excess distributions will generally constitute a return of capital to the extent of the U.S. Holder’s tax basis in its ADSs or ordinary shares and will result in a reduction thereof. To the extent such excess exceeds a U.S. Holder’s tax basis in the ADSs or ordinary shares, such excess will generally be subject to tax as capital gain. Because we do not intend to determine our earnings and profits in accordance with U.S. federal income tax principles, the full amount of any distribution we pay is generally expected to be treated as a dividend for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the

ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or we are eligible for the benefit of the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met.

If we are eligible for benefits under the Treaty, dividends we pay on our ADSs or ordinary shares, regardless of whether such ADSs or shares are considered readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in this paragraph, provided the other conditions described above are satisfied. However, as discussed above under “—Passive Foreign Investment Company Considerations” although there can be no assurance that we will be considered a PFIC for any taxable year, we believe we were a PFIC for our 2021 taxable year and may be a PFIC in the current and future taxable years. Individuals and other non-corporate U.S. Holders should, therefore, assume that dividends will generally not constitute “qualified dividend income” eligible for reduced rates of taxation. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. The amount of any dividend income paid in British pounds will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency received as a dividend is converted into U.S. dollars on the date it is received, a U.S. Holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company, or PFIC, Rules”, gain or loss realized on the sale or other disposition of ADSs or ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. Any capital gain or loss will generally be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company, or PFIC, Rules

As noted above, we believe that we were a PFIC for our 2021 taxable year and expect that we may be continue to be a PFIC in the current taxable year and in the future, although there can be no assurances in this regard. If we were a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares (assuming such U.S. Holder has not made a timely mark-to-market or QEF election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an additional tax based on the interest charge generally applicable to underpayments of tax would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs or ordinary shares exceeds 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-U.S. affiliated entities are also PFICs, the holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. affiliate classified as a PFIC for purposes of the application of these rules. We do not believe any of our subsidiaries were PFICs for the 2021 taxable year. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ADSs or ordinary shares, provided that the ADSs or ordinary shares are “marketable.” ADSs or ordinary shares will be marketable if they are traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. We expect that our ADSs, but not our ordinary shares, will continue to be listed on Nasdaq, which is a qualified exchange for these purposes, but no assurances may be given in this regard. Consequently, assuming that our ADSs are regularly traded, if a U.S. Holder holds our ADSs, it is expected that the mark-to-market election would be available to such holder were we to be or become a PFIC. In addition, because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If a U.S. Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of the ADSs or ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs or ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs or ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs or ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for qualified dividend income would not apply). If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such U.S. Holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC.

In addition, in order to avoid the application of the foregoing rules, a United States person that owns shares in a PFIC for U.S. federal income tax purposes may make a “qualified electing fund,” or QEF, election with respect to such PFIC, if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We have provided for the 2021 taxable year and we expect to provide in the future information necessary for U.S. Holders to make a QEF election by annually posting a “PFIC Annual Information Statement” on our website.

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

THE PRECEDING SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSIDERATIONS GENERALLY APPLICABLE TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

U.K. Taxation

The following is intended as a general summary of material U.K. tax considerations relating to the ownership and disposal of ADSs. The comments set out below are based on current U.K. tax law as applied in England and Wales and HM Revenue & Customs, or HMRC, published practice (which may not be binding on HMRC) as at the date of this Annual Report (both of which are subject to change at any time, possibly with retrospective effect). This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from U.K. taxation. This summary is written on the basis that we do not (and will not) directly or indirectly derive 75% or more of our qualifying asset value from U.K. land, and that we are and remain solely resident in the United Kingdom for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out above under “U.S. Federal Income Tax Considerations for U.S. Holders.”

Except to the extent that the position of non-U.K. resident persons, or persons who are not U.K. Holders, is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the United Kingdom and do not have a permanent establishment or fixed base in any other jurisdiction with which the holding of the ADSs is connected, or U.K. Holders, who are absolute beneficial owners of the ADSs (where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.

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

THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL SUMMARY ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSS OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSS IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

Dividends

Withholding Tax

Dividends paid by us will not be subject to any withholding or deduction for or on account of U.K. tax.

Income Tax

An individual U.K. Holder may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from us. An individual holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from us unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers An individual who is not a U.K. Holder should not be chargeable to U.K. income tax on dividends received from us unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the individual U.K. Holder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the £2,000 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance is currently (subject to the availability of any income tax personal allowance) be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band. However, from April 2022, such rates will be increased by 1.25% such that dividend income in excess of the tax-free allowance will be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band.

Corporation Tax

A corporate which is not a U.K. Holder should not be chargeable to U.K. corporation tax on dividends received from us unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.

Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from us so long as the dividends qualify for the U.K.’s dividend exemption, which is generally the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (currently 19%, although the U.K. government has announced that the rate will increase to 25% in April 2023).

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

If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of U.K. corporation tax (currently 19%, although the U.K. government has announced that the rate will increase to 25% in April 2023) would apply.

A person who is not U.K. Holder should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate through a permanent establishment) to which the ADSs are attributable. However, an individual who is not U.K. Holder, who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ADSs during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).

Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to the holders of our ordinary shares or ADSs wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.

Issue of Ordinary Shares

Subject to the discussion below under "Clearance Services and Depositary Receipts", No U.K. stamp duty or stamp duty reserve tax, or SDRT, is payable on the issue of the underlying ordinary shares in the company, or Ordinary Shares.

Transfers of Ordinary Shares

An unconditional agreement to transfer Ordinary Shares in certificated form will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. In general, the purchaser of the shares is liable for the SDRT. Transfers of Ordinary Shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer or, in certain circumstances and if it is higher, the market value of the Ordinary Shares (in each case, rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. The charge to SDRT will be canceled or, if already paid, it will generally be repaid (normally with interest), where a transfer instrument has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.

Clearance Services and Depositary Receipts

U.K. legislation provides that an issue or a transfer of Ordinary Shares to a clearance service or a depositary receipt system will generally be subject to SDRT (and, in case of transfers, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer or, in certain circumstances, the value of the shares.

Following the Court of Justice of the European Union’s decision in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v The Commissioners of Her Majesty’s Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of Her Majesty’s Revenue & Customs, HMRC has published guidance stating that 1.5% SDRT is no longer payable when new shares are issued to a clearance service or depositary receipt system. HMRC’s published guidance confirms that this remains HMRC’s position following the transition period which expired on December 31, 2020 after the withdrawal of the UK from the European Union. In certain circumstances, there may also be no charge to stamp duty or SDRT on the transfer of Ordinary Shares into a clearance service or depositary receipt system. Shareholders should accordingly seek their own advice before paying or accepting such charge.

Except in relation to transfers or agreements to transfer within clearance services that have made and maintained an election under section 97A(1) of the U.K. Finance Act 1986, or a section 97A election, no stamp duty or SDRT is payable in respect of transfers or agreements to transfer within clearance services. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by DTC.

Any stamp duty or SDRT payable on a transfer of Ordinary Shares to a depositary receipt system or clearance service, or in respect of a transfer within a depositary receipt system or clearance service, will strictly be accountable by the clearance service or depositary receipt system operator or their nominee, as the case may be, but will in practice generally be paid by the transferors or participants in the clearance service or depositary receipt system. Specific professional advice should be sought before incurring or reimbursing the costs of a 1.5% stamp duty or SDRT charge in any circumstance.

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

Interest Rate Risk

As of December 31, 2021 and 2020, we held cash and cash equivalents of $117.7 million and $230.0 million, respectively. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.S. and U.K. bank interest rates. Our surplus cash has been invested in interest-bearing savings, money market accounts and marketable securities from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates. As of December 31, 2021 and 2020, we had no debt outstanding and are therefore not subject to interest rate risk related to debt.

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

PART II

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

 We have evaluated, with the participation of our Chief Executive Officer and Principal Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021. The Company’s disclosure controls and procedures are designed to ensure that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Principal Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.

15.B.	Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that, as of December 31, 2021, our internal control over financial reporting was effective.

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

Other than the remediation of our previously disclosed material weakness discussed below, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

During the years ended December 31, 2020 and 2021, we have made changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) to remediate the material weaknesses by expanding the capacity and expertise of our internal accounting staff, including hiring three additional finance and accounting personnel with appropriate expertise during the year ended December 31, 2020, and retaining an accounting consulting firm to provide additional depth and breadth to our technical accounting and financial capabilities. We have designed and implemented new procedures and controls to improve our financial and reporting close process. We remediated the material weakness as of December 31, 2021.

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

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16.B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is available on our website at https://www.freeline.life/investors-media/corporate-governance/. Information contained on, or that can be accessed through, our website does not constitute a part of this report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16.B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16.B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16.B.

16.C.	Principal Accountant Fees and Services

Deloitte LLP has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2021 and 2020.

The following table shows the aggregate fees for services rendered by Deloitte LLP to us and our subsidiaries, in the fiscal year ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,
	2021	2020
Audit fees	$702	$511
Audit-related fees	83	487
Total	$785	$998

Audit fees. Audit fees consisted of fees for the audit of our annual financial statements and other professional services provided in connection with the statutory and regulatory filings or engagements.

Audit-related fees. Audit-related fees include fees for assurance reporting on our current and historical financial information included in our SEC registration statements in connection with our securities offerings and also fees for the review of the interim financial information in connection with our IPO.

Pre-Approval of Auditors’ Compensation

Our audit committee is responsible for pre-approving audit and permissible non-audit services provided to us by our independent registered public accounting firm. Our audit committee approves in advance the particular services or categories of services to be provided to the Company during the following yearly period and also sets forth a specific budget for such audit and non-audit services. Additional non-audit services may be pre-approved by the audit committee. All of the permissible non-audit services provided to us by the independent auditors following the formation of our audit committee were pre-approved by the audit committee.

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

Not applicable

16.I. Disclosure Regarding Foreign Jurisdictions that Prevents Inspections

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS.

See the financial statements beginning on page F-1 of this Annual Report.

Item 19.	EXHIBITS.

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Association of Freeline Therapeutics Holdings plc	Form 20-F	001-39431	1.1	March 31, 2021

2.1	Deposit Agreement, dated as of August 11, 2020, by and among the registrant, Citibank N.A. as the depositary bank and the holders and beneficial holders of American Depositary Shares issued thereunder	Form 20-F	001-39431	2.1	March 31, 2021

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	Form 20-F	001-39431	2.2	March 31, 2021

2.3	Description of Ordinary Shares	Form 20-F	001-39431	2.3	March 31, 2021

2.4	Description of the American Depositary Shares	Form 20-F	001-39431	2.4	March 31, 2021

4.1#	License Agreement, dated as of May 22, 2015, by and between Freeline Therapeutics Limited and UCL Business plc	Form F-1	333-239938	10.1	July 17, 2020

4.2#	Deed of Variation, dated as of January 24, 2017, to License Agreement, dated as of May 22, 2015, by and between Freeline Therapeutics Limited and UCL Business plc	Form F-1	333-239938	10.2	July 17, 2020

4.3#	Second Deed of Amendment, dated as of May 24, 2018, to the License Agreement, dated as of May 22, 2015, by and between Freeline Therapeutics Limited and UCL Business plc	Form F-1	333-239938	10.3	July 17, 2020

4.4#	Collaboration Agreement, dated as of April 10, 2018, by and between Freeline Therapeutics Limited and Cell Therapy Catapult Limited	Form F-1	333-239938	10.4	July 17, 2020

4.5#	Third Deed of Amendment and Termination, dated as of December 18, 2019, by and between Freeline Therapeutics Limited and UCL Business Ltd.	Form F-1	333-239938	10.5	July 17, 2020

4.6#	Service Agreement, dated as of May 14, 2018, by and between Freeline Therapeutics Limited and Aldevron, LLC	Form F-1	333-239938	10.6	July 17, 2020

4.7#	Biopharma Services Agreement, dated as of June 5, 2016, by and between Freeline Therapeutics Limited and Henogen SA (a subsidiary of the NOVASEP Group)	Form F-1	333-239938	10.7	July 17, 2020

4.8#	Services Agreement, dated as of October 11, 2016, by and between Freeline Therapeutics Limited and Henogen SA (a subsidiary of the NOVASEP Group)	Form F-1	333-239938	10.8	July 17, 2020

4.9#	Amendment No. 2, dated as of September 7, 2018, by and between Freeline Therapeutics Limited and Henogen SA (a subsidiary of the NOVASEP Group), to Services Agreement, dated as of October 11, 2016	Form F-1	333-239938	10.9	July 17, 2020

4.10#	Amendment No. 3, dated as of April 9, 2020, by and between Freeline Therapeutics Limited and Henogen SA (a subsidiary of the NOVASEP Group), to Services Agreement, dated as of October 11, 2016	Form F-1	333-239938	10.10	July 17, 2020

4.11#	Development and Manufacturing Services Agreement, dated as of October 6, 2017, by and between Freeline Therapeutics Limited and Brammer Bio MA, LLC	Form F-1	333-239938	10.11	July 17, 2020

4.12#	Dedicated Manufacturing and Commercial Supply Agreement, dated as of June 30, 2020, by and between Freeline Therapeutics Limited and Brammer Bio MA, LLC	Form F-1	333-239938	10.12	July 17, 2020

4.13#	License Agreement, dated as of March 24, 2017, by and between Freeline Therapeutics Limited and St. Jude Children’s Research Hospital	Form F-1	333-239938	10.13	July 17, 2020

4.14#	Amendment, dated as of February 28, 2020, to License Agreement, dated as of March 24, 2017, by and between Freeline Therapeutics Limited and St. Jude Children’s Research Hospital	Form F-1	333-239938	10.14	July 17, 2020

4.15+	Freeline Therapeutics Holdings plc Amended and Restated 2020 Share Option Plan	Form 6-K	001-39431	99.3	January 28, 2022

4.16+	Freeline Therapeutics Holdings plc Amended and Restated 2020 Equity Incentive Plan	Form 6-K	001-39431	99.2	January 28, 2022

4.17	Form of Deed of Indemnity between the registrant and each of its members of senior management and directors	Form F-1/A	333-239938	10.17	August 3, 2020

4.18	Registration Rights Agreement, dated as of August 11, 2020, between the registrant and the shareholders listed therein	Form 20-F	001-39431	1.1	March 31, 2021

4.19+	Freeline Therapeutics Holdings plc Employee Share Purchase Plan	Form S-8	333-242129	99.2	August 7, 2020

4.20*#	Collaboration Agreement, dated June 23, 2021, by and between Freeline Therapeutics Limited and Cell Therapy Catapult Limited

4.21+	Freeline Therapeutics Holdings plc Amended and Restated 2021 Equity Inducement Plan	Form 6-K	001-39431	99.1	January 28, 2022

4.22	Open Market Sale AgreementSM, dated as of November 17, 2021, by and between the registrant and Jefferies LLC	Form 6-K	001-39431	1.1	November 17, 2021

4.23	Purchase Agreement, dated as of March 10, 2022, by and among the registrant, Syncona Portfolio Limited and certain other existing shareholders	Form 6-K	001-39431	99.1	March 15, 2022

4.24	Purchase Agreement, dated as of March 18, 2022, by and between the registrant and Lincoln Park Capital Fund, LLC	Form 6-K	333-242129	99.1	March 23, 2022

4.25	Registration Rights Agreement, dated as of March 18, 2022, by and between the registrant and Lincoln Park Capital Fund, LLC	Form 6-K	333-242129	99.2	March 23, 2022

8.1	List of subsidiaries	Form 20-F	001-39431	8.1	March 31, 2021

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2020

13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte LLP

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
**	Furnished herewith.
+	Indicates management contract or compensatory plan.
#	Portions of this exhibit (indicated by asterisks) have been omitted from the exhibit pursuant to Instruction 4(a) as to Exhibits to Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on Form 20-F on its behalf.

Freeline Therapeutics Holdings plc

By:	/s/ Michael J. Parini
	Name:	Michael J. Parini
	Title:	Chief Executive Officer

By:	/s/ Benjamin Warriner
	Name:	Benjamin Warriner
	Title:	Vice President, Finance

Date: March 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Freeline Therapeutics Holdings plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Freeline Therapeutics Holdings plc and subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

March 31, 2022

We have served as the Company's auditor since 2015.

FREELINE THERAPEUTICS HOLDINGS PLC

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	December 31,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$117,662	$229,974
Account receivable	—	97
Prepaid expenses and other current assets	10,630	28,105
Total current assets	128,292	258,176
Property and equipment, net	9,906	8,608
Intangible assets, net	8	23
Other non-current assets	2,919	1,805
Total assets	$141,125	$268,612
LIABILITIES, PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$5,187	$8,093
Accrued expenses and other current liabilities	15,497	10,719
Total current liabilities	20,684	18,812
Total liabilities	20,684	18,812
Commitments and contingencies (Note 11)
SHAREHOLDERS’ EQUITY:
Ordinary shares, £0.00001 par value, 160,000,000 shares authorized as of December 31, 2021 and December 31, 2020; 35,854,591 issued and outstanding as of December 31, 2021 and 35,854,945 issued and outstanding as of December 31, 2020;	—	—
Deferred shares, £0.00001 par value; 112,077 and 144,517,898 shares authorized, issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	—	2
Deferred B shares, £0.001 par value; 0 authorized, issued and outstanding as of December 31, 2021 and 123,638,835 authorized, issued and outstanding as of December 31, 2020	—	153
Deferred shares, £100,000 par value; 1 authorized, issued and outstanding as of December 31, 2021 and 0 authorized, issued and outstanding at December 31, 2020	137	—
Additional paid-in capital	467,213	456,293
Accumulated other comprehensive gain	9,472	9,342
Accumulated deficit	(356,381)	(215,990)
Total shareholders’ equity	120,441	249,800
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$141,125	$268,612

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	For the Year Ended December 31,
	2021	2020	2019
OPERATING EXPENSES:
Research and development	$95,431	$76,149	$47,043
General and administrative	44,567	26,300	16,601
Restructuring expense	2,381	—	—
Total operating expenses	142,379	102,449	63,644
LOSS FROM OPERATIONS:	(142,379)	(102,449)	(63,644)
OTHER (EXPENSE) INCOME, NET:
Other expense, net	(165)	(9,288)	(793)
Interest income, net	404	275	74
Benefit from R&D tax credit	2,091	15,269	10,595
Total other income, net	2,330	6,256	9,876
Loss before income taxes	(140,049)	(96,193)	(53,768)
Income tax expense	(342)	(129)	(141)
NET LOSS	$(140,391)	$(96,322)	$(53,909)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(3.93)	$(6.81)	$(8.49)
Weighted average ordinary shares outstanding—basic and diluted	35,704,368	14,152,843	6,347,818

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Consolidated Statements of Comprehensive Loss

(in thousands)

(expressed in U.S. Dollars, unless otherwise stated)

	For the Year Ended December 31,
	2021	2020	2019
Net loss	$(140,391)	$(96,322)	$(53,909)
Other comprehensive loss:
Foreign currency translation adjustment	130	12,341	(154)
Comprehensive loss	$(140,261)	$(83,981)	$(54,063)

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Consolidated Statements of Shareholders’ Equity

(in thousands, except share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	PREFERRED SHARES $0.00001 PAR VALUE		A-G ORDINARY £0.00001 PAR VALUE		ORDINARY £0.00001 PAR VALUE		DEFERRED SHARES £0.00001 PAR VALUE		DEFERRED B SHARES £0.001 PAR VALUE		DEFERRED SHARES £100,000 PAR VALUE		ADDITIONAL PAID-IN	ACCUMULATED OTHER COMPREHENSIVE	ACCUMULATED	TOTAL SHAREHOLDERS'
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	GAIN (LOSS)	DEFICIT	EQUITY
Balance at December 31, 2018	55,640,034	$1	8,288,204	$—	—	$—	23,067	$—	—	$—	—	$—	$91,574	$(2,845)	$(65,759)	$22,971
Issuance of Series B preferred shares	38,133,299	—	—	—	—	—	—	—	—	—	—	—	74,590	—	—	74,590
Issuance of Series C preferred shares	12,307,692	—	—	—	—	—	—	—	—	—	—	—	39,999	—	—	39,999
Issuance of ordinary shares	—	—	7,846,539	—	—	—	—	—	—	—	—	—	—	—	—	—
Forfeiture of ordinary shares	—	—	(87,303)	—	—	—	87,303	—	—	—	—	—	—	—	—	—
Non-cash share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	1,459	—	—	1,459
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	(154)	—	(154)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(53,909)	(53,909)
Balance at December 31, 2019	106,081,025	$1	16,047,440	$—	—	$—	110,370	$—	—	$—	—	$—	$207,622	$(2,999)	$(119,668)	$84,956
Issuance of Series A preferred shares	230,249	—	—	—	—	—	—	—	—	—	—	—	299	—	—	299
Issuance of Series B preferred shares	448,631	—	—	—	—	—	—	—	—	—	—	—	875	—	—	875
Issuance of Series C preferred shares, net of issuance costs of $323	46,515,834	—	—	—	—	—	—	—	—	—	—	—	79,679	—	—	79,679
Issuance of ordinary shares	—	—	987,703	—	—	—	—	—	—	—	—	—	9	—	—	9
Forfeiture of ordinary shares	—	—	(165,414)	—	(17,804)	—	183,218	—	—	—	—	—	—	—	—	—
Employee exchange of ordinary shares for stock options	—	—	(1,780,944)	—	—	—	1,780,944	—	—	—	—	—	—	—	—	—
Subdivision of £1 nominal shares and reduction in deferred share capital, see Note 6	—	—	—	—	—	—	—	—	123,638,835	153	—	—	(153)	—	—	—
Effect of corporate reorganization including conversion of preferred shares and class A - G ordinary shares to ordinary share, see Note 6	(153,275,739)	(1)	(15,088,785)	—	25,921,158	—	142,443,366	2	—	—	—	—	—	—	—	2
Issuance of ADSs in initial public offering, net of issuance costs of $4,832	—	—	—	—	9,951,591	—	—	—	—	—	—	—	161,758	—	—	161,758
Non-cash share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	6,204	—	—	6,204
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	12,341	—	12,341
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(96,322)	(96,322)
Balance at December 31, 2020	—	—	—	—	35,854,945	—	144,517,898	2	123,638,835	153	—	—	456,293	9,342	(215,990)	249,800
Shares issued under employee share purchase plan	—	—	—	—	59,169	—	—	—	—	—	—	—	179	—	—	179
Vesting of restricted share units	—	—	—	—	34,750	—	—	—	—	—	—	—	—	—	—	—
Subdivision of £0.001 nominal shares and reduction in deferred share capital, see Note 6	—	—	—	—	—	—	—	—	(100,000,000)	(137)	1	137	—	—	—	—
Forfeiture of ordinary shares	—	—	—	—	(94,273)	—	94,273	—	—	—	—	—	—	—	—	—
Cancellation of deferred shares	—	—	—	—	—	—	(144,500,094)	(2)	(23,638,835)	(16)	—	—	18			—
Non-cash share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	10,723	—	—	10,723
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	130	—	130
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(140,391)	(140,391)
Balance at December 31, 2021	—	—	—	—	35,854,591	-	112,077	—	—	—	1	137	467,213	9,472	(356,381)	120,441

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Consolidated Statements of Cash Flows

(in thousands)

	For the Year Ended December 31,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(140,391)	$(96,322)	$(53,909)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,390	1,913	1,540
Non-cash share-based compensation expense	10,723	6,204	1,459
Deferred income tax	(171)	(158)	—
Loss on disposal of property and equipment	148	76	—
Changes in components of operating assets and liabilities:
Accounts receivable	98	(91)	—
Prepaids and other current assets	17,519	(11,885)	(4,300)
Other non-current assets	9	104	(160)
Accounts payable	(2,890)	1,540	4,135
Accrued expenses and other current liabilities	5,008	3,654	(1,087)
Net cash used in operating activities	(107,557)	(94,965)	(52,322)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(4,274)	(2,513)	(2,977)
Purchase of intangible assets	—	(1)	(45)
Proceeds from disposal of property and equipment	—	126	—
Net cash used in investing activities	(4,274)	(2,388)	(3,022)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of preferred shares, net of issuance costs	—	80,853	114,589
Proceeds from exercise of ESPP	179	—	—
Proceeds from exercise of warrants for ordinary shares	—	9	—
Proceeds from issuance of ADSs in initial public offering, net of issuance costs	—	161,758	—
Payments of deferred financing costs	(1,163)	—	—
Net cash (used) in/provided by financing activities	(984)	242,620	114,589
Effect of exchange rate changes on cash, cash equivalents and restricted cash	302	11,738	(1,014)
Net (decrease) increase in cash, cash equivalents and restricted cash	(112,513)	157,005	58,231
Cash, cash equivalents and restricted cash
Beginning of period	231,576	74,571	16,340
End of period	$119,063	$231,576	$74,571
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$—	$281	$—
Property and equipment purchases included in accounts payable	$21	$379	$—

The following table provides a reconciliation of the cash, cash equivalents and restricted cash balances as of each of the periods, shown above:

	For the Year Ended December 31,
	2021	2020	2019
Cash and cash equivalents	$117,662	$229,974	$73,702
Short-term restricted cash	—	—	4
Long-term restricted cash	1,401	1,602	865
Total cash, cash equivalents and restricted cash	$119,063	$231,576	$74,571

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Notes to Consolidated Financial Statements

1. Nature of the Business

Freeline Therapeutics Holdings plc (the “Company”) is a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated gene therapies for patients suffering from inherited systemic debilitating diseases. The Company is headquartered in the United Kingdom (“U.K.”) and has operations in Germany and the United States (“U.S.”).

The Company is a public limited company incorporated pursuant to the laws of England and Wales. On August 11, 2020, the Company completed its initial public offering (“IPO”) of American Depositary Shares (“ADSs”). In the IPO, the Company sold an aggregate of 9,951,591 ADSs representing the same number of ordinary shares, including 1,128,062 ADSs pursuant to the underwriters’ option to purchase additional ADSs, at an IPO price of $18.00 per ADS. Net proceeds were approximately $161.8 million after deducting underwriting discounts and commissions and offering expenses paid by the Company.

Freeline Therapeutics Holdings plc is the successor to Freeline Therapeutics Holdings Limited (the “Predecessor”) and the financial information for periods prior to the incorporation of the Company represents that of the Predecessor. In connection with the IPO, the Company completed a corporate reorganization. In connection with the corporate reorganization, the different classes of ordinary shares were converted into a single class of ordinary shares, and such ordinary shares were consolidated and subdivided to reflect an approximately 1-for-0.159 reverse split of such ordinary shares (see Note 6).

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

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to any commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from any product sales.

The Company has funded its operations primarily with proceeds from the sale of its equity securities. The Company has incurred recurring losses since its inception, including net losses of $140.4 million, $96.3 million, and $53.9 million for the years ended December 31, 2021, 2020 and 2019, respectively. In addition, the Company had an accumulated deficit of $356.4 million as of December 31, 2021.

The net cash used in operating and investing activities was $111.8 million for the year ended December 31, 2021. The Company believes the cash and cash equivalents on hand at December 31, 2021 of $117.7 million and the approximately $24.2 million in net proceeds from its registered direct offering in March 2022 (see Note 15) will be sufficient to fund the Company's operations for at least 12 months from the issuance date of these consolidated financial statements. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.

The Company continues to assess its business plans and the impact the COVID-19 pandemic may have on its ability to advance the testing, development and manufacturing of its drug candidates, including as a result of adverse impacts on the research sites, service providers, vendors, or suppliers on whom it relies, or to raise financing to support the development of its drug candidates. No assurances can be given that this analysis will enable it to avoid part or all of any impact from the spread of COVID-19, including variant strains of COVID-19, or its consequences, including downturns in business sentiment generally or in its sector in particular. The COVID-19 pandemic has presented a substantial public health and economic challenge around the world. The Company’s business operations have been impacted to varying degrees. In addition, the responses to COVID-19 by healthcare providers and regulatory agencies have caused disruptions, including interruptions in the Company’s preclinical and clinical trial activities, as well as delays and other disruptions in its manufacturing and supply chain, which the Company also expects will continue for the remainder of the year and possibly beyond 2022. The Company cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if the Company or any of the third parties on whom it relies or with whom it conducts business were to experience shutdowns or other business disruptions, its ability to conduct business in the manner and on the timelines presently planned could be materially and adversely impacted.

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

Restricted Cash

Restricted cash as of December 31, 2021 and 2020 consists of collateral deposits for the office spaces leased by Freeline Therapeutics GmbH and Freeline Therapeutics, Inc., cash held as collateral for credit cards. Restricted cash is included as a component of prepaid expenses and other current assets or other non-current assets on the Company’s consolidated balance sheets, depending on whether it has been classified as short-term or long-term.

Deferred Financing Costs

The Company capitalizes deferred financing costs, which primarily consist of direct, incremental legal, professional, accounting and other third-party fees relating to the Company’s financing transactions, within other non-current assets. In November 2021, the Company entered into the Open Market Sale AgreementSM with Jefferies LLC. The Company incurred deferred financing costs of $1.2 million, which were capitalized within other non-current assets.

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

The hierarchy requires the use of observable market data when available and to minimize the use of unobservable inputs when determining fair value. The Company has classified cash equivalents at December 31, 2021 and 2020 as fair value on a recurring basis, as Level 1.

Management believes that the carrying amounts of the Company’s consolidated financial instruments approximate fair value due to the short-term nature of those instruments.

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

Impairment of Long-Lived Assets

The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company recognized $0.1 million impairment losses in the year ended December 31, 2021. The Company has not recognized impairment losses in the years ended December 31, 2020 and 2019.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s chief executive officer, views the Company’s operations and manages its business as a single operating segment, which is the business of developing and commercializing gene therapies. The Company is a public limited company incorporated pursuant to the laws of England and Wales, has its principal executive offices in Stevenage, United Kingdom and operates as one business segment.

The Company’s long-lived assets by country were as follows:

	December 31,	December 31,
	2021	2020
U.K	$6,078	$5,715
Germany	6,193	4,509
U.S	185	9
	$12,456	$10,233

Long-lived assets exclude deferred tax assets.

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

Patent Costs

The Company expenses patent application and related legal costs as incurred and classifies such costs as general and administrative expenses in the accompanying consolidated statement of operations and comprehensive loss.

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

Fair value of ordinary shares. The ordinary shares underlying the options granted after the Company's IPO are issued at the fair market value of the Company's ADS at the date the grant is approved.

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

Foreign Currency Translation

The Company maintains its financial statements of each entity within the group in its local currency, which is also the entity’s functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other expense, net in the consolidated statement of comprehensive loss. The Company recorded foreign exchange gains of approximately $0.1 and $12.3 million for the years ended December 31, 2021 and 2020, respectively. The Company recorded a foreign exchange loss of $0.2 million for the year ended December 31, 2019.

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

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. As of December 31, 2021 and 2020, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

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

As a company that carries out extensive research and development activities, the Company benefits from the U.K. R&D tax credit regime. The amount of benefits received depends on whether the Company qualifies for a tax credit either as a Small and Medium Enterprise (“SME”), or under the Research and Development Expenditure Credit (“RDEC”), program. The RDEC program provides a lower tax credit than the SME program. Based on criteria established by HM Revenue & Customs (“HMRC”), the Company expects a portion of expenditures being carried out in relation to its pipeline R&D, clinical trials management and manufacturing development activities to be eligible for the RDEC regime for the year ended December 31, 2021. Such expenditures were eligible for the SME regime for the years ended December 31, 2020 and 2019. Under the RDEC scheme, the Company is able to surrender some of its trading losses that arise from qualifying research and development activities for a cash rebate of up to 10.53% of such qualifying research and development expenditure. Qualifying expenditures largely comprise employment costs for research staff, consumables, and utilities costs incurred as part of research projects. A portion of costs relating to research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

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

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,	December 31,
	2021	2020
U.K. R&D tax credit	$2,211	$16,017
Prepaid tax	2,070	3,080
Insurance	2,346	-
Capacity fee	2,002	-
Other current assets	2,001	9,008
	$10,630	$28,105

4. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,	December 31,
	2021	2020
Office equipment and computers	$1,098	$1,065
Fixtures and fittings	4,602	4,094
Laboratory equipment	10,083	7,994
Leasehold improvements	955	394
	16,738	13,547
Less: accumulated depreciation	(6,832)	(4,939)
	$9,906	$8,608

Depreciation expense was $2.4 million, $1.9 million and $1.5 million for the years ended December 31, 2021, 2020 and 2019, respectively.

5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31,	December 31,
	2021	2020
Compensation and benefits	$6,916	$4,800
External research and development expenses	6,726	3,623
Professional services	1,083	1,795
Other liabilities	772	501
	$15,497	$10,719

6. Shareholders’ Equity

Ordinary Shares

  As of December 31, 2021, the Company’s authorized capital consisted of 160,000,000 ordinary shares with a par value of £0.00001 per share.

Each holder of ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the board of directors and approved by the shareholders. As of December 31, 2021, the Company has not declared any dividends.

Initial Public Offering and Impact of Corporate Reorganization

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

Prior to the Company’s corporate reorganization and IPO, the Company had issued series A preferred shares, series B preferred shares, series C preferred shares, A ordinary shares, B ordinary shares, C ordinary shares, D ordinary shares, E ordinary shares, F ordinary shares and G ordinary shares. As part of the Company’s corporate reorganization and prior to its IPO, all shareholders of Freeline Therapeutics Limited exchanged each of their shares for shares of Freeline Therapeutics Holdings Limited, resulting in each shareholder holding the same number and class of newly issued shares of £1.00 each in Freeline Therapeutics Holdings Limited. Each resulting share was subdivided into (i) one share of the same class, with a nominal value of £0.00001, and (ii) one deferred share of £0.99999 nominal value. Immediately prior to the closing of the IPO, the different classes of shares were converted into a single class of ordinary shares, and such ordinary shares were consolidated and subdivided to reflect an approximately 1-for-0.159 reverse split of such ordinary shares and the balance of any ordinary shares created various classes of deferred shares.

Warrants

On March 12, 2020, Rentschler Biotechnologie Beteiligungs GmbH (“Rentschler”) exercised its rights under the Asset Purchase Agreement dated August 27, 2015 to purchase 114,726 ordinary shares with a par value of £0.00001 at an exercise price of £0.06 per share, resulting in aggregate proceeds of $9,297 or £7,211. No warrants were outstanding as of December 31, 2020 and 2021.

Deferred Shares

Deferred shares are a unit of equity that confer to their holder effectively no economic rights or any voting rights. The Company, without the consent of the shareholder, may transfer deferred shares at any time for $nil consideration.

In the first quarter of 2021, (i) 100,000,000 deferred shares of £0.001 each were consolidated into a single deferred share of £100,000 nominal value, and (ii) the remaining 23,638,835 deferred shares of £0.001 each and all 144,500,094 deferred shares of £0.00001 each were canceled. The remaining deferred share of £100,000 nominal value is presented as a separate class of equity on the balance sheet and statement of shareholders’ equity.

Deferred shares are not included in the Company’s potentially dilutive securities as they are not ordinary shares and have no conversion rights.

The table below reflects the number of preferred shares, ordinary shares, and deferred shares issued and outstanding at December 31, 2021, 2020 and 2019. The conversion of preferred and ordinary shares on approximately 1-for-0.159 basis and the creation of deferred shares are reflected in the years ended December 31, 2021 and 2020 only.

		December 31,
		2021		2020	2019
Series A Preferred Shares		—		—	34,840,000
Series B Preferred Shares		—		—	58,933,333
Series C Preferred Shares		—		—	12,307,692
A Ordinary shares		—		—	4,000,000
B Ordinary shares		—		—	1,307,992
C Ordinary shares		—		—	917,874
D Ordinary shares		—		—	2,972,298
E Ordinary shares		—		—	3,972,188
F Ordinary shares		—		—	2,877,088
Ordinary shares		35,854,591		35,854,945	—
Deferred shares of £0.00001	(1)	112,077	(2)	144,517,898	110,370
Deferred shares of £0.001		—		123,638,835	—
Deferred shares of £100,000		1		—	—
Total preferred, ordinary and deferred shares		35,966,669		304,011,678	122,238,835

(1)	112,077 represents forfeiture of unvested ordinary shares of £0.00001 par value upon termination of employment (see Note 7).
(2)	144,517,898 includes forfeiture of 17,804 unvested ordinary shares of £0.00001 par value upon termination of employment (see Note 7).

7. Non-Cash Share-Based Compensation

2020 Equity Incentive Plan

On July 31, 2020, the Company adopted an equity incentive plan (the “2020 Plan”). The 2020 Plan provides for the grant of options, share appreciation rights, or SARs, restricted shares, dividend equivalents, restricted share units, or RSUs, and other share-based awards. The maximum number of equity awards originally authorized under the 2020 Plan was 5,898,625 shares, which consisted of 3,474,469 new ordinary shares and 2,424,156 ordinary shares that were subject to awards under prior equity incentive plans that may become available for issuance under the 2020 Plan. Additionally, the number of ordinary shares reserved for issuance under the 2020 Plan automatically increases on January 1st of each year, for a period of not more than ten years, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on December 31st of the prior calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable January 1st date. On January 1, 2021, the reserve automatically increased by 1,434,198 shares, which was 4% of the total number of ordinary shares outstanding on December 31, 2020. Any awards granted under the 2020 Plan or any prior equity incentive plan that expire, lapse, or are terminated, exchanged for cash, surrendered, repurchased, or cancelled, without having been fully exercised, or forfeited, will be added back to shares issuable under the 2020 Plan, subject to certain conditions.

The Company has typically granted equity awards under the 2020 Plan and prior equity incentive plans that vest over a four- or five-year service period, with 20% or 25% of the award (as the case may be) vesting on the first anniversary of the vesting commencement date, with the balance generally vesting periodically over the remaining three or four years, unless the awards contain specific performance vesting provisions.

2021 Equity Inducement Plan

On September 27, 2021, the Company adopted an equity inducement plan (the “Inducement Plan”). The purpose of the Inducement Plan is to enhance the Company’s ability to attract employees who are expected to make important contributions to the Company by providing these individuals with equity ownership opportunities. Awards under the Inducement Plan are granted as an inducement material to employees entering into employment with the Company. The Inducement Plan provides for the grant of options, SARs, restricted shares, dividend equivalents, RSUs, and other share-based awards. The maximum number of equity awards authorized under the Inducement Plan is 1,400,000 shares. Any equity awards granted under the Inducement Plan that expire, lapse, or are terminated, exchanged for cash, surrendered, repurchased or cancelled, without having been fully exercised, or forfeited, will be added back to shares issuable under the Inducement Plan, subject to certain conditions.

2020 Employee Share Purchase Plan

On July 31, 2020, the Company adopted an employee share purchase plan (the “ESPP”). The purpose of the ESPP is to provide employees the opportunity to purchase ordinary shares or ADSs at 85% of the fair market value of the ADSs on the offering date or the exercise date, whichever is lower, for up to 15% of such employee’s compensation for each pay period. The Company reserved 347,447 ordinary shares for the ESPP. The ESPP provides for an annual increase beginning on January 1, 2022, in an amount equal to the least of (i) 347,447 ordinary shares, (ii) 1% of the total number of ordinary shares outstanding on December 31st of the prior calendar year or (iii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable January 1st date. During the year ended December 31, 2021, 15,206 shares were purchased under the ESPP at a price of $6.93 per share and 43,963 shares were purchased under the ESPP at a price of $1.68 per share. As of December 31, 2021, 288,278 shares are available for future issuance.

Employee Shares

The Company measures all non-cash share-based awards using the fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Prior to the Company’s IPO, the Company granted share-based compensation in the form of ordinary shares, collectively referred to as Employee Shares, to employees and non-employees with both performance and service-based vesting conditions. The Company records expense for these awards using the straight-line method.

A summary of the changes in the Company’s ordinary shares from December 31, 2018 through December 31, 2021 are as follows.

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested balance as of December 31, 2018	284,554	$0.45
Granted	480,677	1.59
Vested	(265,202)	1.09
Forfeited	(7,515)	0.70
Unvested balance as of December 31, 2019	492,514	1.36
Granted	42,412	11.78
Vested	(209,836)	7.10
Forfeited	(117,780)	12.64
Unvested balance as of December 31, 2020	207,310	9.97
Granted	—	—
Vested	(65,705)	8.71
Forfeited	(94,273)	10.36
Unvested balance as of December 31, 2021	47,332	$10.82

As of December 31, 2021, there was $0.6 million of unrecognized compensation cost related to unvested Employee Shares outstanding, which is expected to be recognized over a weighted average period of 2.2 years. Unvested Employee Shares are forfeited upon termination of employment, classified as deferred shares on the balance sheet and are subsequently cancelled.

Share Options Valuation

The assumptions (see Note 2) used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees and directors during the years ended December 31, 2021 and 2020 were as follows:

	For the Year Ended December 31,
	2021	2020
Expected option life (years)	6.30	6.1
Expected volatility	76.9%	77.4%
Risk-free interest rate	1.1%	0.4%
Expected dividend yield	—	—

Share Options

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2019	—	$—	—	$—
Granted	3,760,210	14.79
Exercised	—	—
Canceled or Forfeited	(73,124)	15.32
Outstanding as of December 31, 2020	3,687,086	$13.03	9.59	$9,931
Granted	4,352,281	6.87
Exercised	—	—
Expired	(145,638)	13.02
Canceled or Forfeited	(2,472,014)	13.20
Outstanding as of December 31, 2021	5,421,715	9.23	—	—
Exercisable as of December 31, 2021	1,243,638	13.92	—	—
Vested and expected to vest as of December 31, 2021	5,421,715	$9.23	—	$—

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s ordinary shares for those share options that had exercise prices lower than the fair value of the Company’s ordinary shares.

The weighted average grant-date fair values used for the share options granted during the years ended December 31, 2021 and 2020 were $4.49 per share and $9.87 per share, respectively. There were no share options granted during the year ended December 31, 2019.

As of December 31, 2021, there was $21.2 million of unrecognized compensation cost related to unvested share options outstanding, which is expected to be recognized over a weighted average period of 3.1  years.

Restricted Share Units

The Company has granted (i) RSUs that generally vest over a period of four years from the date of grant and (ii) RSUs to certain new employees in order to compensate them for equity awards forfeited to their previous employers. The latter RSUs generally vest over a period of under one year from the date of grant. The following table summarizes the activity related to RSUs during the years ended December 31, 2021 and 2020:

	Number of RSUs	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2019	—	$—
Granted	2,500	17.56
Vested and settled	—	—
Forfeited	—	—
Outstanding as of December 31, 2020	2,500	17.56
Granted	120,375	9.64
Vested and settled	—	—
Forfeited	(34,125)	8.63
Outstanding as of December 31, 2021	88,750	$10.01

Share-based Compensation Expense

Non-cash share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	For the Year Ended December 31,
	2021	2020	2019
Research and development	$4,511	$2,510	$373
General and administrative	6,212	3,694	1,086
	$10,723	$6,204	$1,459

8. License Agreements

UCLB License

In May 2015, the Company entered into a license agreement with UCLB pursuant to which the Company obtained rights to intellectual property generated by Prof. Amit Nathwani, who is the Company’s founder, Clinical and Scientific Adviser and a member of the Company’s board of directors, and members of his research group under his supervision or direction at UCL. Specifically, the Company obtained an exclusive, worldwide, sublicensable license to certain intellectual property rights relating to therapeutic programs including hemophilia B and Fabry disease, as well as intellectual property rights relating to a viral capsid and liver-specific promoter, for the exploitation of any product without field limitation. The Company also obtained an exclusive, worldwide, sublicensable license to certain background intellectual property rights, that generally relate to liver directed AAV gene therapy, as well as to manufacturing know-how, to develop, manufacture and commercialize products for a number of specific therapeutic indications including hemophilia B and Fabry disease. The same background and manufacturing intellectual property is licensed non-exclusively for other applications and uses. UCLB additionally granted the Company a right of first negotiation with respect to intellectual property developed by Prof. Nathwani relating to bi-specific antibody binders or derivatives thereof delivered by AAV technology. UCLB further granted the Company the right to acquire ownership, on a product-by-product basis, of the licensed patents covering such product, exercisable upon the occurrence of certain regulatory events and subject to the Company’s continued obligation to pay royalties on sales of such product. The Company has not exercised any of its option or negotiation rights under the agreement. UCL retains the right to use the licensed intellectual property for academic research, including for collaborations with other academic institutions.

Upon execution of the agreement the Company granted UCLB four million of the Company’s ordinary shares. The Company additionally made payments to UCLB of £30,000 in each of June 2016, May 2017, June 2018 and July 2019. The Company is obligated to pay UCLB a sub-single digit to mid-single digit percentage royalty on net sales of products that utilize the licensed intellectual property, subject to certain customary reductions. The Company’s royalty obligations continue on a product-by-product and country-by-country basis until the later of the expiration of the last-to-expire valid patent claim covering such product in such country, the loss of any regulatory exclusivity for such product in such country and seven years following the date that marketing approval was granted for such product in certain jurisdictions. In addition, the Company is required to pay UCLB up to £3.5 million in milestone payments in the aggregate in connection with certain sales milestone events. The Company is additionally required to pay to UCLB a sublicense fee of a low-teen percentage of net receipts received under certain sublicenses the Company grants under the agreement that meets certain timing requirements. The Company has not made any milestone or royalty payments to UCLB. The Company has the option to negotiate with UCLB to buy out UCLB’s rights to royalties and milestone payments with respect to any licensed product once the aggregate net sales for such product exceed a certain threshold.

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

9. Income Taxes

The provision for income taxes for the years ended December 31, 2021, 2020 and 2019 was computed at the United Kingdom statutory income tax rate. The net loss (income) realized by the Company’s domestic and foreign entities before the calculation of income tax was $141.2 million and $(1.0) million in 2021, respectively. The net loss realized by the Company’s domestic and foreign entities before the calculation of income tax in 2020 was $96.9 million and $(0.7) million, respectively. The net loss realized by the Company’s domestic and foreign entities before the calculation of income tax in 2019 was $54.2 million and $0.4 million, respectively. The income tax provision for the years then ended comprised (in thousands):

	For the Year Ended December 31,
	2021	2020	2019
Current expense:
United Kingdom	$—	$—	$—
Foreign	513	287	189
Total current expense:	$513	$287	$189
Deferred benefit
United Kingdom	—	—	—
Foreign	(171)	(158)	(48)
Total deferred benefit:	(171)	(158)	(48)
Total income tax expense:	$342	$129	$141

A reconciliation of income tax expense computed at the statutory U.K. income tax rate to income taxes as reflected in the consolidated financial statements is as follows (in thousands):

	For the Year Ended December 31,
	2021	2020	2019
Income taxes at UK statutory rate of 19%	$(26,609)	$(18,277)	$(10,215)
R&D expenditure	—	5,756	5,805
Foreign rate differential	69	42	33
Change in valuation allowance	40,508	15,691	4,481
U.S. state income taxes	21	(13)	19
Change in tax rates	(16,777)	—	—
Other	3,130	(3,070)	18
	$342	$129	$141

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2021 and 2020 consist of the following (in thousands):

	For the Year Ended December 31,
	2021	2020
Deferred tax assets
Net operating loss carryforwards	$64,527	$23,135
Depreciation	(885)	411
Accrued expenses	393	182
Non-cash share-based compensation	4,900	903
Other	26	25
Total deferred tax assets	$68,961	$24,656
Valuation allowance	(68,584)	(24,450)
Net deferred tax assets	$377	$206

As of December 31, 2021 and 2020, the Company had U.K. net operating loss carryforwards of approximately $258.1 million and $137.0 million, respectively.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2021 and 2020 related primarily to the increases in net operating loss carryforwards and were as follows (in thousands):

	For the Year Ended December 31,
	2021	2020
Valuation allowance at beginning of year	$24,450	$11,715
Increases recorded to income tax provision	44,134	12,735
Valuation allowance at end of year	$68,584	$24,450

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2021, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets in the United Kingdom and Ireland will not be realized. Accordingly, the Company maintained a full valuation allowance as of December 31, 2021 and 2020 on the United Kingdom and Ireland net deferred tax assets.

The Company applies the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. There were no material uncertain tax positions as of December 31, 2021 and 2020.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense when in a taxable income position. As of December 31, 2021 and 2020, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statement of operations.

The Company and its subsidiaries file income tax returns in the U.K., the U.S., Germany, and Ireland. Generally, the tax years through 2021 remain open to examination by the major taxing jurisdictions to which the Company is subject. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the federal, state, or foreign tax authorities, if such tax attributes are utilized in a future period.

During the second quarter of 2021, the Finance Act 2021 (the Act) was enacted in the United Kingdom. The Act increases the corporate income tax rate from 19% to 25% effective April 1, 2023 and enhances the first-year capital allowance on qualifying new plant and machinery assets effective April 1, 2021. The effects on the Company’s existing deferred tax balances have been recorded and is offset by the valuation allowance maintained against the Company’s U.K. net deferred tax assets.

10. Net Loss Per Share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	December 31,
	2021	2020	2019
Numerator
Net loss	$(140,391)	$(96,322)	$(53,909)
Net loss attributable to ordinary shareholders—basic and diluted	$(140,391)	$(96,322)	$(53,909)
Denominator
Weighted-average number of ordinary shares used in net loss
per share—basic and diluted	35,704,368	14,152,843	6,347,818
Net loss per share attributable to ordinary shareholders—basic and diluted	$(3.93)	$(6.81)	$(8.49)

The Company reported a net loss in all periods and therefore did not allocate any losses to the preferred shares, which represent participating securities for the years ended December 31, 2019. The Company’s potentially dilutive securities, which include unvested Employee Shares, share options and RSUs, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders for the years ended December 31, 2021, 2020 and 2019 because including them would have had an anti-dilutive effect:

	December 31,
	2021	2020	2019
Series A preferred shares	—	—	34,840,000
Series B preferred shares	—	—	58,933,333
Series C preferred shares	—	—	12,307,692
Warrants to purchase ordinary shares	—	—	721,120
Unvested ordinary shares	47,332	207,310	7,406,401
Share options	5,421,715	3,687,086	—
Restricted share units	88,750	2,500	—
Total	5,557,797	3,896,896	114,208,546

11. Commitments and Contingencies

Manufacturing and Commercial Supply Agreement

In June 2020, the Company entered into a dedicated manufacturing and commercial supply agreement (the “Manufacturing Agreement”) with a supplier pursuant to which the supplier will reserve certain amounts of manufacturing capacity in its manufacturing facility to supply the Company with its lead product candidate, FLT180a for the treatment of hemophilia B. As consideration for the reserved manufacturing capacity, the Company is required to pay the supplier an annual capacity access fee, excluding any purchase commitment or other fees. Further, the Company was required to make an advance, non-refundable payment to the supplier upon execution of the Manufacturing Agreement. The advance payment is recorded within prepaid, other current assets and other non-current assets and will be applied as a credit towards the annual capacity access fee over eight calendar quarters beginning January 1, 2021.

The Company has committed to an annual minimum purchase commitment, subject to inflationary annual increases, throughout the term of the Manufacturing Agreement. The term of the Manufacturing Agreement is effective as of June 30, 2020 and will continue until December 31, 2027. The term will automatically renew for successive three-year periods unless the Company notifies the supplier of its intention not to renew (no less than twelve months prior to the expiration of the term).

This contract has been included within the contractual obligations table below.

Legal Proceedings

From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation is subject to inherent uncertainties and could adversely impact the Company’s reputation, operations, and its operating results or overall financial condition. Currently, there are no pending material legal proceedings to which the Company is a party or to which any of its property is subject, and the Company did not have contingency reserves established for any liabilities as of December 31, 2021 and December 31, 2020. When appropriate in management’s estimation, the Company will record adequate reserves in its financial statements for pending litigation.

Lease Agreements

The Company’s corporate headquarters is located in Stevenage, United Kingdom, for which, as of December 31, 2021, the Company leased spaces under several leases through end dates ranging from January 2022 to June 2023, some of which can be terminated by either party or by the Company only with two months’ advanced notice. The leases related to this facility are classified as operating leases.

In September 2020, the Company signed an agreement to enter into a lease with Kadans Science Partner 2 UK Limited. The agreement requires the Company to enter into a ten years lease, contingent upon the landlord completing the required leasehold improvements. The expected lease commencement date is on April 28, 2022, although there will be a rent free period of at least four months under the lease. As of December 31, 2021, the Company capitalized $1.0 million as leasehold improvements. The Company did not include future minimum payments in the lease payment schedule, as the lease has not been entered into as of December 31, 2021 .

The Company recorded rent expense of $15.4 million, $4.2 million and $3.1 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Contractual Obligations

The following table summarizes the Company’s contractual obligations as of December 31, 2021, and the effects that such obligations are expected to have on its liquidity and cash flows in future periods (in thousands):

		Years Ended December 31,
	Total	2022	2023 and 2024	2025 and 2026	Thereafter
Operating lease commitments	$85,590	$13,240	$28,783	$25,161	$18,406
Purchase obligations	36,800	6,800	12,000	12,000	6,000
Liability for employee severance benefits	2,362	2,362	—	—	—
Total	$124,752	$22,402	$40,783	$37,161	$24,406

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

In accordance with the Articles of Association in force on December 31, 2021, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to recover a portion of any amounts paid for future potential claims.

12. Related Party Transactions

The Company analyzed its transactions with related parties for the years ended December 31, 2021, 2020 and 2019, and determined it had the following material transactions.

Syncona

The Company receives accounting and professional services from Syncona Partners LLP, Syncona Limited and their affiliates, referred to as Syncona, from time to time. The Company recorded accounting and professional fees of approximately $0.1 million and $0.5 million for the years ended December 31, 2020 and 2019, respectively. There were no fees for the year ended December 31, 2021.

Gyroscope Therapeutics Limited

In April 2020, the Company entered into an exclusive patent and know-how license agreement with Gyroscope Therapeutics Limited (“Gyroscope”), a company controlled at the time by Syncona Partners LLP, Syncona Limited and their affiliates. Under the terms of the agreement, Gyroscope grants the Company an exclusive license under certain patent rights to develop and commercialize certain liver directed AAV gene therapies delivered by certain direct or peripheral means and a non-exclusive license to certain know-how, and the Company grants Gyroscope a non-exclusive license to certain know-how. The Company was required to make an upfront payment to Gyroscope of £0.2 million, or $0.3 million, and may be required to make up to £5.6 million, or $7.7 million, in development and regulatory milestone payments, and pay Gyroscope a mid-single-digit percentage royalty on net sales of licensed products on a product-by-product and country-by-country basis, until the expiration of the last valid licensed patent claim covering such product in such country. No payments were due to Gyroscope as of December 31, 2021, in relation to this agreement because the Company had not achieved any of the milestones or incurred any royalty payment obligations during the year ended December 31, 2021. In December 2021, Novartis AG announced that it had entered into a definitive agreement to acquire all of the outstanding share capital of Gyroscope but had not completed the acquisition as of December 31, 2021. Once the acquisition is complete, Gyroscope will no longer be a related party of the Company.

13. Employee Benefit Plans

In the United Kingdom, the Company makes contributions to private defined contribution pension schemes on behalf of its employees. The Company paid $0.9 million, $0.8 million and $0.3 million in contributions for the years ended December 31, 2021, 2020 and 2019, respectively.

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the plan may be made at the discretion of the Company’s board of directors. The company contributed $0.5 million and $0.1 million to the plan during each of the years ended December 31, 2021 and 2020, respectively. During the year ended December 31, 2019 the Company contributed less than $0.1 million to the plan.

In the Germany, the Company makes contributions to private defined contribution pension schemes on behalf of its employees. The Company paid $0.4 million, $0.3 million and $0.2 million in contributions for the years ended December 31, 2021, 2020 and 2019, respectively.

14. Restructuring Charges

During the fourth quarter of 2021, the Company undertook a detailed strategic review of its programs and operations. On December 13, 2021, the Company announced its intention to reduce expenses and extend its existing cash runway through a prioritization of its programs and an approximately 25% reduction in workforce.

The Company accrued $2.4 million of charges relating to its workforce reduction in the fourth quarter of 2021, which are being recognized as operating expenses.

15. Subsequent Events

There have been no subsequent events at the date of issue of this balance sheet except as disclosed below.

On March 10, 2022, the Company entered into a purchase agreement with its majority shareholder, Syncona Portfolio Limited, a subsidiary of Syncona Limited, and certain other existing shareholders providing for the issuance and sale by the Company of $26.1 million of the Company’s ADSs at a price of $1.05 per ADS, in a registered direct offering. The offering closed on March 15, 2022. The Company received net proceeds of approximately $24.2 million from the offering, after deducting estimated offering expenses payable by the Company.

On March 18, 2022, the Company entered into a purchase agreement with Lincoln Park Capital Fund, LLC, or Lincoln Park, under which the Company may at its discretion, sell to Lincoln Park up to $35.0 million of its ADSs over a 36-month period, subject to certain daily limits, applicable prices, and conditions. In addition, under the purchase agreement, the Company issued 954,208 ADSs to Lincoln Park as consideration for its commitment to purchase ADSs under the purchase agreement.