Form 20-F
period 2022-12-31
Freeline Therapeutics Holdings plc
filed 2023-04-04
CIK 1810031

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from ______ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-39431

Freeline Therapeutics Holdings plc

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation)

Sycamore House

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2BP

United Kingdom

(Address of principal executive offices)

Chip McCorkle

Assistant General Counsel, Corporate and Securities, and Company Secretary

Freeline Therapeutics Holdings plc

Sycamore House

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2BP

United Kingdom

+44 (0)1438 906870

Email: general.counsel@freeline.life

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value £0.00001 per share	FRLN	The Nasdaq Capital Market
Ordinary shares, nominal value £0.00001 per share*		The Nasdaq Capital Market*

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

Ordinary shares, nominal value £0.00001 per share: 65,113,575 as of December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. The forward-looking statements are contained principally in Part I, Item 4.B “Business Overview,” Part I, Item 3.D. “Risk Factors,” and Part I, Item 5. “Operating and Financial Review and Prospects,” but are also contained elsewhere in this Annual Report. Forward-looking statements are any statements other than statements of historic fact. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe we have a reasonable basis for each forward-looking statement contained this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

•
the development of our product candidates, including statements regarding the timing of initiation, enrollment, continuation, completion and the outcome of preclinical studies or clinical trials and related preparatory work, the period during which interim data from, or the final results of, the studies or trials will become available and our research and development programs;
•
our ability to advance our product candidates into, and successfully complete, clinical trials;
•
our ability to obtain and maintain regulatory approval of our product candidates in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;
•
our estimates regarding future expenses, the period for which we expect that our current cash and cash equivalents will be sufficient to fund operations and our needs for additional funding and the accuracy thereof;
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
•
our commercialization, marketing and manufacturing strategy and manufacturing capabilities;
•
the impact of changes in economic, capital market and political conditions, including fluctuations in commodity prices, inflation, interest rates and foreign currency exchange rates, disruptions in global supply chains and labor markets, geopolitical risks and global hostilities, including Russia’s invasion of Ukraine;

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
•
our ability to realize the anticipated benefits of any acquisitions, joint ventures or divestitures;
•
the timing and outcome of our dispute with Brammer Bio MA, LLC; and
•
whether we are classified as a passive foreign investment company, or PFIC, for current and future periods.

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

•
Our FLT201 product candidate is in clinical development. Clinical trials are difficult to design and implement, and they involve a lengthy and expensive process with uncertain outcomes. We may encounter substantial delays in completing, or ultimately be unable to complete, the development of our current and future product candidates.
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
•
We are currently involved in an arbitration with Brammer Bio MA, LLC relating to our Dedicated Manufacturing and Commercial Supply Agreement.

Risks Related to Commercialization of Our Product Candidates

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

•
We do not yet own or license any issued U.S. composition of matter patents covering the transgene component of our product candidate FLT201, and we cannot be certain that any of our pending patent applications will result in issued patent claims covering such aspects of FLT201.
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
•
We have not maintained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq. If we continue to fail to meet this requirement and Nasdaq determines to delist our ADSs, the delisting would adversely affect the market liquidity of our ADSs and the market price of our ADSs could decrease.

Risks Related to Our Financial Position and Need for Additional Capital

We are a clinical stage gene therapy company and have incurred significant net losses since inception. We expect to incur net losses for the foreseeable future and may never achieve or maintain profitability.

We are a clinical stage gene therapy company with a limited operating history. Since our inception in 2015, we have incurred significant net losses. Our net losses were $89.0 million, $140.4 million, and $96.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we had an accumulated deficit of $445.4 million. We have financed our operations primarily through private placements of preferred shares, a substantial portion of which were issued to Syncona Limited, or Syncona, a leading healthcare investment company focused on founding, building and funding global leaders in life sciences, and more recently through our initial public offering, or IPO, of American Depositary Shares, each representing one of our ordinary shares, or ADSs, in August 2020 and our registered direct offering of ADSs in March 2022 described below.

To date, we have devoted substantially all our efforts to research and development of our current and deprioritized product candidates, as well as building out our management team and clinical manufacturing infrastructure. We do not currently have any approved products and have never generated any revenue from product sales. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval and commercialization of our product candidates, and we do not know if or when we will become profitable. These net losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will continue to be significant and in some cases may increase substantially if, and as, we:

•
continue research and development of our FLT201 gene therapy product candidate, including our ongoing Phase 1/2 GALILEO-1 dose-finding clinical trial to evaluate the safety, tolerability and efficacy of FLT201 for the treatment of Gaucher disease Type 1, which we refer to as our Phase 1/2 GALILEO-1 clinical trial of FLT201;

•
continue our MARVEL-2 long-term clinical study to continue monitoring safety and efficacy in patients treated with our deprioritized product candidate FLT190 in our Phase 1/2 MARVEL-1 clinical trial and our long-term follow-up self-sponsored study to continue monitoring Factor IX, or FIX, activity and safety in patients treated with our deprioritized product candidate FLT180a in our Phase 1/2 clinical trials;
•
initiate clinical trials and preclinical studies for any additional product candidates that we may pursue in the future and further develop our pipeline of gene therapy product candidates;
•
invest in our gene therapy platform;
•
prepare our biologics license application, or BLA, and marketing authorization application, or MAA, for each of our systemic gene therapy product candidates and otherwise seek regulatory approval for any product candidates that successfully complete clinical trials and any companion diagnostics for use with such product candidates;
•
manufacture our product candidates in accordance with current good manufacturing practices, or cGMP, for clinical trials or potential commercial sales;
•
establish and validate contracted commercial-scale cGMP manufacturing facilities and scale up the suspension manufacturing platform process;
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
•
expand our operations in the United States and the United Kingdom;
•
expand our operations or partner with local entities outside of the United States and the United Kingdom;
•
incur additional legal, accounting and other expenses associated with operating as a public company;
•
incur additional setbacks or delays to the initiation or completion of preclinical studies, product development and/or clinical trials;
•
incur any disruption or delays to the supply of our product candidates; and
•
establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval.

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

If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable could decrease the value of our ADSs and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our ADSs also could cause you to lose all or part of your investment.

We will need substantial additional funding to complete the development, obtain regulatory approval and commence commercialization of our product candidates, which may not be available on acceptable terms, if at all. Failure to obtain additional funding when required may force us to delay, limit or terminate our product development efforts or other operations.

In our audited consolidated financial statements for the year ended December 31, 2022, included elsewhere in this Annual Report, we note that there is substantial doubt about our ability to continue as a going concern. In order to continue operating as a going concern, we will need to raise additional capital. We will need to obtain this additional funding through private and public equity offerings, debt financings, government or other third-party funding, strategic collaborations or licensing arrangements. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. Adverse conditions in the industry or the domestic and global financial markets, including due to interest rate increases, could increase our costs for additional financing. If we are unable to raise the requisite funds on a timely basis, we will be required to reduce spending and potentially delay, limit, reduce or terminate our product research and development efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, any of which could harm our business and potentially cause us to discontinue operations.

As of December 31, 2022, we had approximately $47.3 million in unrestricted cash and cash equivalents after translating our cash and cash equivalents denominated in pounds sterling into U.S. dollars at a rate of $1.210 to £1.00, and our cash and cash equivalents denominated in Euro into U.S. dollars at a rate of $1.072 to €1.00, in each case, the exchange rate quoted by Xignite, Inc. on December 31, 2022. In February 2023, we received gross proceeds of approximately $25.0 million, subject to purchase price adjustments, from the sale of our German subsidiary, Freeline Therapeutics GmbH, and certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH, to Ascend Gene and Cell Therapies Ltd., or Ascend.

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
•
our ability to enroll clinical trials in a timely manner and to quickly resolve any delays or clinical holds that may be imposed on our development programs, including as a result of the COVID-19 pandemic;
•
whether we elect to invest in and develop technology with the potential for further discovery and innovation, prioritize, delay or modify certain clinical programs, or implement any other strategic, scientific or operational changes;
•
the costs, timing and outcome of our dispute with Brammer, which could have a material adverse effect on our results of operations and financial condition if we are not successful;
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

Even if we are able to obtain additional funding to continue operating as a going concern in the near term, developing product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our product revenues, if any, will be derived from or based on sales of product candidates that may not be commercially available for many years, if at all. Accordingly, we will need to continue to rely on substantial additional financing to achieve our long-term business objectives. Adequate additional financing may not be available to us on acceptable terms, if at all.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Since our inception, we have devoted substantially all of our resources to developing our product candidates, developing our manufacturing platform processes and other platform components, building our intellectual property portfolio and providing general and administrative support for these operations. We have not yet demonstrated our ability to successfully complete Phase 3 clinical trials or other pivotal clinical trials, obtain regulatory approvals, consistently manufacture a commercial-scale product or arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful product commercialization. In addition, given our limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors in achieving our business objectives. Additionally, we expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control, such as delays and disruptions at clinical sites. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or more experience developing product candidates.

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

Substantially all of our cash and cash equivalents is held at banks in amounts that exceed the insurance coverage offered by the Financial Services Compensation Scheme, or the FSCS, and in the future substantial amounts of our cash and cash equivalents may be held at banks in amounts that exceed the insurance coverage offered by the FSCS or the Federal Deposit Insurance Corporation, or the FDIC, the loss of which would have a severe negative affect on our operations and liquidity.

As of March 31, 2023, substantially all of our cash and cash equivalents is held in accounts at banks in the United Kingdom with insurance coverage offered by the FSCS. The FSCS is the United Kingdom's statutory deposit insurance and investors compensation scheme for customers of authorized financial services firms. The amounts held in each of the accounts exceed the FSCS insurance limit of £85,000. As is currently the case, in the future, we may maintain our cash and cash equivalents at financial institutions in amounts that exceed the FSCS insurance limit. In the future, we also may maintain our cash and cash equivalents at banks with insurance coverage offered by the FDIC in amounts that exceed the FDIC insurance limit of $250,000. In the event of a failure of any of these financial institutions where we currently maintain, or may maintain in the future, our cash and cash equivalents, we may incur a loss to the extent such loss exceeds the FSCS or the FDIC insurance limitations, as applicable, which could have a material adverse effect upon our liquidity, financial condition and our results of operations. In addition, the current situation related to financial institutions could in the future lead to further rules and regulations for public companies, banks, financial institutions and other participants in the United States, United Kingdom and global capital markets, and complying with the requirements of any such rules or regulations may be burdensome. Even if not adopted, evaluating and responding to any such proposed rules or regulations could result in increased costs and require significant attention from management.

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

We have concentrated our research and development efforts on FLT201 for the treatment of Gaucher disease Type 1 and our deprioritized product candidates, FLT190 for the treatment of Fabry disease and FLT180a for the treatment of hemophilia B. Because our product candidates use a gene therapy technology for which there is little clinical trial experience, there is an increased risk that the FDA, MHRA, the European Medicines Agency, or the EMA (on behalf of the European Commission) or other regulatory authorities may not consider the endpoints of our clinical trials to be sufficient for marketing approval. The product specifications and the clinical trial requirements of the FDA, MHRA, EMA and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of such product candidate. The regulatory approval process for novel product candidates such as ours is unclear and may be lengthier and more expensive than the process for other, better-known or more extensively studied product candidates. For example, the FDA generally requires multiple well-controlled clinical trials to provide the evidence of effectiveness necessary to support a BLA, although FDA guidance provides that reliance on a single pivotal trial may be appropriate if the trial has demonstrated a clinically meaningful and statistically very persuasive effect on mortality, severe or irreversible morbidity or prevention of a disease with a potential serious outcome, and where confirmation of the result in a second trial would be practically or ethically impossible.

Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. The FDA has established the Office of Cellular, Tissue and Gene Therapies, now known as the Office of Tissues and Advanced Therapies, within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and has established the Cellular, Tissue and Gene Therapies Advisory Committee, or CTGTAC, to advise the CBER in its review. For example, in September 2021, the CTGTAC held a two-day meeting to discuss the toxicity risks of AAV vector-based gene therapy products and make recommendations on, among other things, vector integration and oncogenicity risks, non-clinical and clinical findings of neurotoxicity, and hepatotoxicity and thrombotic microangiopathy issues. In addition, the FDA, EMA and the National Institutes of Health, or NIH, have each expressed interest in further regulating biotechnology, including gene therapy and genetic testing, and the FDA is required to hold a public workshop within three years to discuss best practices on generating scientific data to facilitate the development of certain human cell-, tissue-, and cellular-based medical products under Section 3205 of the Consolidated Appropriations Act, 2023. Agencies at both the federal and state level in the United States, as well as U.S. congressional committees and other governments and governing agencies, have also expressed interest in further regulating the biotechnology industry. Such action may delay or prevent commercialization of some or all of our product candidates.

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

In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of our product candidates. Similarly, the MHRA, the EMA or the European Commission may issue new guidelines concerning the development and marketing authorization for gene therapy products and require that we comply with these new guidelines. Although numerous companies are currently advancing gene therapy products through clinical trials, to our knowledge, only a very few AAV-based in vivo gene therapy products have received marketing authorization from the FDA, the European Commission or the MHRA to date.

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

Our FLT201 product candidate is in clinical development. Clinical trials are difficult to design and implement, and they involve a lengthy and expensive process with uncertain outcomes. We may encounter substantial delays in completing, or ultimately be unable to complete, the development of our current and future product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive, time-consuming and uncertain as to outcome. To date, we have not completed any clinical trials required for the approval of any of our product candidates, other than the Phase 1/2 B-AMAZE clinical trial of FLT180a for hemophilia B (which we are no longer developing). We are advancing FLT201 for the treatment of Gaucher disease Type 1 in our ongoing Phase 1/2 GALILEO-1 clinical trial. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. In addition, our drug development programs contemplate the development of companion diagnostics, which are assays or tests to identify an appropriate patient population. Companion diagnostics are subject to regulation as medical devices and must themselves be cleared or approved for marketing by the FDA or certain other foreign regulatory agencies, as well as given a Conformite Europeenne, or CE, or UK Conformity Assessment, or UKCA, mark in the European Union or United Kingdom, as applicable, before we may commercialize our product candidates.

Events that may prevent successful or timely completion of clinical development include:

•
delays or failures in reaching a consensus with the FDA, MHRA, EMA or other regulatory authorities on our clinical trial design, preclinical data requirements, or requirements for CMC manufacturing and product quality, our interpretation and the reliability of data from clinical trials, changes in the requirements for regulatory approval even after a regulatory authority has reviewed and commented on the design for our clinical trials;
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
•
additional delays to clinical trials or to the supply of our or our collaborators’ candidates, including, for example, the delays we experienced in our Phase 1/2 MARVEL-1 clinical trial of FLT190 due to COVID-19;
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

Gene therapies are novel, complex and difficult to manufacture. Regulatory agencies, and in particular the FDA and EMA, have demonstrated increased caution in their regulation of gene therapy treatments and the regulatory framework continues to develop, particularly in the European Union. Additionally, safety, ethical and legal concerns about gene therapy and genetic testing may result in additional regulations or restrictions on the development and commercialization of our product candidates that are difficult to predict. The increased regulatory scrutiny of gene therapy products by the FDA, EMA, MHRA or other regulatory authorities for gene therapies may result in us being required to conduct additional preclinical studies or clinical trials with respect to any of our product candidates, which may result in delays and increased costs in the development or commercialization of our product candidates and ultimately could lead to the failure to obtain approval for any gene therapy product. The occurrence of any of these events could adversely affect our business, financial condition, results of operations and prospects.

For example, we received feedback from the FDA relating to the characterization and comparability of the investigational drug product used in our Phase 1/2 B-AMAZE clinical trial of FLT180a for the treatment of hemophilia B that was produced at a smaller scale by Children’s GMP at St. Jude, as compared to our subsequent investigational drug product that was produced at a commercial scale at Brammer. In response to that feedback, we modified the clinical development plan for our FLT180a program to conduct our Phase 1/2 B-LIEVE dose confirmation trial to confirm the dose and immune management regimen of our FLT180a investigational drug product instead of in the Phase 2b part of our previously planned Phase 2b/3 pivotal trial.

Additionally, we and our former subsidiary have developed a new suspension manufacturing platform process for programs with higher dosing requirements. Regulatory authorities will require both analytical and clinical comparability to be performed as part of the switch to suspension technology. We plan to seek guidance from regulatory authorities with respect to appropriate comparability requirements.

There can be no assurance that we will be able to demonstrate the requisite analytical and clinical comparability as part of the switch to suspension technology or that the FDA, MHRA, EMA or other regulatory authorities will not require us in the future to conduct additional or lengthier clinical trials with respect to our clinical programs. The relevant regulatory authorities may also request that we obtain different or conflicting data to address their feedback.

Any of the foregoing could result in delay, suspension or termination of ongoing or future clinical trials, increased development costs, and delays in obtaining marketing approval. Any such delays in clinical trials or marketing approvals could also shorten any periods during which we may have the exclusive right to commercialize our product candidates, if approved. Additionally, several of our competitors are developing gene therapy or other treatments in these disease areas that are further advanced than ours, and any such delays could further increase our competitors’ lead in bringing their products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations. Any failure or inability on our part to address feedback from our regulators in a timely and cost-effective manner also could have a material adverse effect on the development and commercialization of any or all of our product candidates. Moreover, any such failure or inability to address FDA, MHRA, EMA or other regulatory authority feedback could require changes to our manufacturing processes. If we were to implement any further changes to our current manufacturing processes or the formulation of any of our product candidates, the FDA, MHRA, EMA and other regulatory authorities could require us to complete additional studies to demonstrate comparability of the modified product candidates to earlier versions. As a result, any such changes to our manufacturing processes would likely delay clinical trials and marketing approvals, result in increased costs for some period of time, and could otherwise harm our business, financial condition, results of operations and prospects.

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

If a pandemic, epidemic or outbreak of an infectious disease occurs in the United States, United Kingdom, European Union or worldwide, our business may be adversely affected. The COVID-19 pandemic has presented a substantial public health and economic challenge around the world. Our business operations have been impacted to varying degrees. In addition, the responses to COVID-19 by healthcare providers and regulatory agencies have caused disruptions, including interruptions in our preclinical and clinical trial activities, as well as delays and other disruptions in our manufacturing and supply chain, which we also expect may continue in future quarters.

For example, we have experienced delays in enrollment in our clinical trials, including our Phase 1/2 MARVEL-1 clinical trial of FLT190 for the treatment of Fabry disease, due to the COVID-19 pandemic. Our ongoing Phase 1/2 GALILEO-1 clinical trial of FLT201 for the treatment of Gaucher disease Type 1 and our MARVEL-2 long-term clinical study of FLT190 also could be delayed due to government orders and site policies on account of the pandemic. Additionally, some patients in our current or future clinical trials may be unwilling or unable to travel to study sites, enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Any or all of these events would delay our ability to conduct preclinical studies, commence or complete clinical trials or release clinical trial results, including the completion of post-marketing requirements and commitments, make the ongoing collection of data for patients enrolled in studies more difficult or intermittent and could delay our ability to obtain regulatory approval and commercialize our product candidates.

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

Before obtaining marketing approval from regulatory authorities for the sale of any product candidates that we may identify and develop, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy in humans of any such product candidates. Clinical testing is expensive, difficult to design and implement, can take many years to complete, and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial, such as the interim results for our Phase 1/2 MARVEL-1 clinical trial of FLT190 for the treatment of Fabry disease, do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates.

If the results of our ongoing Phase 1/2 GALILEO-1 clinical trial of FLT201 or future clinical trials of our other product candidates do not demonstrate the efficacy of our product candidates, or if there are safety concerns or serious adverse events associated with our product candidates, we may:

•
be delayed in obtaining marketing approval of our product candidates and clearance, CE/UKCA making or approval of any companion diagnostics from applicable regulatory authorities, if at all;
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
•
have regulatory authorities suspend and/or revoke their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy, or REMS, or other post-marketing obligations;
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

Furthermore, while we believe that success in the preclinical and clinical development of our product candidates will help advance the development timelines for future product candidates, there can be no assurance that we will be able to do so. Promising results for the use of our proprietary capsid immune management regimen and close monitoring program to develop a product candidate for the treatment of Gaucher disease Type 1 do not guarantee that our gene therapy platform will be effective in generating gene therapy candidates for the treatment of other diseases. Even if we are successful in developing our product candidates, we may not be able to replicate those results for the treatment of other diseases with our gene therapy product candidates.

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

Our FLT201 product candidate is being developed to treat a rare condition, which is generally defined as having a patient population of fewer than 200,000 individuals in the United States and less than one in 2,000 individuals in the European Union and United Kingdom. For example, the genetic prevalence of Gaucher disease Type 1 is estimated to be approximately 1.225 in 100,000 live births globally and one in 860 live births in Israel, implying a total population of approximately 18,000 Gaucher disease Type 1 patients in the United States, the five major European markets (United Kingdom, Germany, France, Italy and Spain) and Israel. Further, under current technology, AAV-based gene therapies can only be administered once to any given patient. As a result, if a patient has been treated with an AAV-based gene therapy by a competitor, that patient will no longer be eligible to participate in our clinical trials, which could cause delays in our patient enrollment by further limiting the size of our eligible patient population. In addition, patients may be unwilling to enroll until a product candidate has been more broadly tested given the therapy can only be administered once. Finally, patients may not have a low enough level of pre-existing neutralizing antibodies to our AAVS3 capsid to likely benefit from treatment and enroll in our clinical trials. We may not be able to initiate or continue clinical trials if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by the FDA, MHRA, EMA or other regulatory authorities. As a result, we may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics, to complete our clinical trials in a timely manner.

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
•
different regulatory and ethical standards for the conduct of clinical trials;
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

In addition, in order to commence a clinical trial in the United States, we are required to seek FDA acceptance of an IND for each of our product candidates. While we have an active IND for FLT201 for the treatment of Gaucher disease Type 1, we have focused our Phase 1/2 GALILEO-1 clinical trial activities initially in Europe, Israel and South America. We cannot provide assurance that any clinical trial approvals we submit or have submitted will be accepted or maintained by regulatory authorities. We may also be required to conduct additional preclinical testing prior to submitting additional clinical trial approvals for any of our product candidates, and the results of any such testing may not be positive. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to a BLA submission and approval of our product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials could prevent us from or delay us in commercializing our product candidates.

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

There have been several significant adverse side effects in gene therapy treatments in the past. While new recombinant vectors have been developed to reduce these side effects, gene therapy is still a relatively new approach to disease treatment and additional adverse side effects could develop. There also is the potential risk of delayed and longer-term adverse events following exposure to gene therapy products due to persistent biologic activity of the genetic material or other components of products used to carry the genetic material. Another potential risk of viral vector-based gene therapy is that foreign DNA or other genetic material could be inserted in chromosome locations, possibly causing harmful mutations that trigger rapid cell growth or even cancer. In December 2020, the FDA imposed a clinical hold on the Phase 3 pivotal trial of the hemophilia B gene therapy program of one of our competitors, uniQure N.V., or uniQure, following the submission of a safety report relating to a possibly related serious adverse event associated with a preliminary diagnosis of hepatocellular carcinoma, or HCC, a form of liver cancer, in one of the trial participants who had been dosed with uniQure’s AAV-based gene therapy product. In April 2021, uniQure announced that the FDA removed the clinical hold after determining that uniQure satisfactorily addressed all issues identified by the FDA. UniQure concluded that its product was very unlikely to have contributed to the HCC in this patient. The FDA approved the product in November 2022 (Hemgenix®, BLA 125772), and the label bears a warning that “the integration of liver-targeting AAV vector DNA into the genome may carry the theoretical risk of hepatocellular carcinoma development,” which may impact other AAV gene therapy treatments, including ours.

Other possible adverse side effects that could occur from treatment with gene therapy products include an immunologic reaction early after administration that, while not necessarily adverse to the patient’s health, could substantially limit the effectiveness of the treatment. In many clinical trials involving AAV vectors for gene therapy, including ours, some patients experienced what is thought to be the development of a T-cell response, whereby after the vector is within the target cell, the cellular immune response system triggers the removal of transduced cells by activated T-cells. This immune response, which is indicated by an asymptomatic increase in alanine aminotransferase, or ALT, levels, could result following gene transfer. Additionally, other potential adverse events may occur in our clinical trials, including myocarditis as a result of dosing with FLT190 in Fabry disease patients, who may have underlying cardiac disease, including pre-existing myocarditis, and other potential adverse events. Any such adverse events could also occur in any clinical trials we may conduct in the future for any of our other product candidates.

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

As of August 26, 2022, we observed two SAEs considered related to FLT190 in the first patient treated in our Phase 1/2 MARVEL-1 clinical trial, namely an increase in ALT levels and a grade 2 myocarditis marked by mild chest pain, a change in electrocardiogram and a transient elevation in troponin-T levels. Each of these SAEs was observed eight weeks after the FLT190 infusion. As of August 26, 2022, there were no observed adverse events higher than Grade 1 (mild) in the second patient treated in our FLT190 clinical trial other than a common cold reported as moderate in severity. However, on routine weekly monitoring (per protocol), an incidental finding of changes in cardiac markers, troponin-T and electrocardiogram was observed, although the patient was asymptomatic. After evaluation, these findings were determined to be consistent with mild and transient myocarditis.

While we have attempted to address the serious adverse events in our FLT190 clinical trial through adjusting dose levels, evolving our prophylactic immune management regime using oral prednisolone and tacrolimus to control immune response, and enhancing our close monitoring program, as well as implementing additional safety measures, or in some cases those serious adverse events resolved without additional treatment, there is no assurance that we will be able to demonstrate to the FDA, MHRA, EMA or other regulatory authorities that we have adequately addressed those serious adverse events. Similarly, we may observe other adverse events or serious adverse events in our ongoing clinical trials, or in any other clinical trials that we may conduct in the future. If we are unable to demonstrate that such adverse events and serious adverse events have been adequately addressed or that they were caused by the administration process or related procedures, the FDA, MHRA, EMA, the European Commission or other regulatory authorities could order us to cease further development of, or deny approval of, our product candidates.

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

Additionally, if we or others later identify undesirable side effects caused by any of our product candidates, several potentially significant negative consequences could result, including:

•
regulatory authorities may suspend, vary and/or revoke approvals of such product candidate;
•
regulatory authorities may require additional warnings on the label or a REMS or other post-market obligation;
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

We have a limited history of manufacturing our product candidates. The manufacturing process we use to produce FLT201 is complex and there are no assurances that we will be able to produce sufficient quantities of FLT201 or any other product candidates we may seek to develop, or that we will be able to produce FLT201 or any other product candidates we may seek to develop, at either the anticipated or a competitive cost or otherwise on acceptable terms, due to several factors, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error, higher costs resulting from inflation, COVID-19, disruptions in the operations of our suppliers, or changes to the manufacturing processes or requirements due to feedback from regulators or otherwise. Our history of manufacturing our product candidates using the new suspension manufacturing platform process is particularly limited. We have demonstrated the scalability of the new suspension manufacturing platform process up to 200L with one of our product candidates and intend to further scale up to 500L and greater, if needed, but there are no assurances that we will be able to do so without sacrificing vector quality or potency. Even if we are successful, we have not yet selected a CMO partner, and there are no assurances that we will be able to transfer the technology to the chosen CMO at sufficient scale or at a competitive cost. We plan to continue to use one or more qualified CMOs for the supply of product for our clinical trials, one or more qualified CROs for product release assays and our former subsidiary Freeline Therapeutics GmbH (now Ascend GmbH) for analytical and process development capabilities. As a result, the supply of product for our clinical trials is reliant upon the performance of these outsourced organizations and on the service and raw material suppliers that they rely on. Many of the raw materials that are used in our manufacturing processes are also used in COVID-19 vaccine production or COVID-19 testing. COVID-19 vaccine manufacturing and testing have been prioritized in response to the global COVID-19 pandemic and, as a result, have resulted in supply shortages and delays that have negatively impacted our manufacturing plans. See “—The COVID-19 pandemic has resulted, and may continue to result, in disruptions to our clinical trials, manufacturing and other business operations, which could have a material adverse effect on our business, financial condition, operations and prospects.” We expect these supply shortages and delays to continue for at least as long as the production, testing and distribution of COVID-19 vaccines and tests continue to be prioritized by national governments and the biopharmaceutical manufacturing and supply chain. See “—Risks Related to Our Reliance on Third Parties—We rely, and expect to continue to rely, on third parties to conduct our product manufacturing and testing for the foreseeable future, and these third parties may not perform satisfactorily.” Any failure to produce clinical or commercial materials at sufficient scale or otherwise meet demand to support the initiation of our clinical trials or a commercial launch of our product candidates, and any inability to produce such clinical or commercial materials at either the anticipated or a competitive cost or otherwise on acceptable terms, could delay or prevent the development of our product candidates and would have a negative impact on our business, financial condition and results of operations.

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

The success of our business depends upon our ability to identify, develop and commercialize a pipeline of gene therapy treatments for well-known monogenic recessive diseases, such as Gaucher disease, as well as more novel gene therapy targets. Research programs to identify new product candidates require substantial technical, financial and human resources. Although our product candidates are currently in clinical development, we may fail to identify other potential product candidates for clinical development for several reasons. For example, our research may be unsuccessful in identifying additional potential product candidates, or our potential product candidates may be shown to have harmful side effects, may be commercially impracticable to manufacture or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

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

Any product candidates we develop may require use of a companion diagnostic to identify patients who are likely to benefit from our gene therapy product candidates. For example, we have developed a proprietary, cell-based transduction inhibition assay, or TIA, to assess patients for pre-existing neutralizing antibodies to our AAVS3 capsid, and for which we plan to continue to develop and seek regulatory approval in parallel with our programs. If safe and effective use of any of the product candidates we may develop depends on a companion diagnostic, we may not receive marketing approval, or marketing approval may be delayed, if we are unable to or are delayed in developing, identifying, or obtaining regulatory approval, CE/UKCA marking or clearance for the companion diagnostic product for use with our product candidate during clinical development. The clearance, CE/UKCA marking or approval of a companion diagnostic as part of the product label will also limit the use of the product candidate to patients who have met the screening criteria tested for by the companion diagnostic.

Companion diagnostics are subject to regulation by the FDA and comparable foreign regulatory authorities as medical devices and require separate clearance, CE/UKCA marking or approval prior to their use in some clinical trials and commercialization. We may encounter difficulties in developing and obtaining clearance, CE/UKCA marking or approval for these companion diagnostics. Any delay or failure by us or third-party collaborators to develop or obtain regulatory clearance, CE/UKCA marking or approval of a companion diagnostic, and the scope of any such approval could delay or prevent approval of our related product candidates. The regulatory environment for companion diagnostics in the European Union substantially changed in May 2022 when the IVD Regulation started to apply (although transitional provisions apply). Under the new IVD Regulation, a specific definition of companion diagnostics has now been included, and these devices will have to undergo conformity assessment by a notified body before being placed on the EU market. Before it can issue a certificate of conformity, the notified body will have to seek a scientific opinion from the EMA or the relevant national competent authority on the suitability of the companion diagnostic to the medicinal product concerned. The United Kingdom is currently consulting on similar requirements applicable in the United Kingdom post-Brexit. Finally, identifying a manufacturer of the companion diagnostic and entering into an agreement with the manufacturer could also delay the development of our product candidates. As a result of these factors, we may be unable to successfully develop and realize the commercial potential of any product candidates we may identify and develop which would negatively impact our business, financial condition, results of operations and prospects.

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

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct some of our preclinical studies and our clinical trials in accordance with applicable regulatory requirements and to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We, our third-party contractors involved in our pre-clinical studies and clinical trials and our CROs are required to comply with good laboratory practices, or GLP, or GCP requirements, which are regulations and guidelines enforced by the FDA, the MHRA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and clinical trial sites, some of which may be coordinated or shared between regulatory authorities in different jurisdictions. If we fail to exercise adequate oversight over any of our CROs or if we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, MHRA, EMA/European Commission or other regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon a regulatory inspection of us or our CROs or other third parties performing services in connection with our clinical trials, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under applicable cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

In addition, investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such arm’s length services, and may have other financial interests in our company. We are required to collect and provide financial disclosure notifications or certifications for our clinical investigators to the FDA, MHRA and EMA and other regulatory bodies and ethics committees. If the FDA, MHRA, EMA or other regulatory bodies or ethics committees conclude that a financial relationship between a clinical investigator and us has created a conflict of interest or otherwise affected interpretation of the trial, the FDA, MHRA, EMA or other regulatory body may question the continuation of the clinical trials, the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA, MHRA, or EMA and may ultimately lead to the denial of marketing approval of our current and future product candidates.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor or other third party will discover our trade secrets or that our trade secrets will be misappropriated or disclosed.

We have engaged CMOs and CROs to manufacture our product candidates and to perform quality testing, and because we collaborate with various organizations and academic institutions for the advancement of our gene therapy platform, we must, at times, share our proprietary technology and confidential information, including trade secrets. Recently, in February 2023, we sold our German subsidiary, Freeline Therapeutics GmbH, to Ascend, a newly established specialist biopharma CMO, and entered into a transition services agreement with Ascend, pursuant to which our former subsidiary will provide certain services in the area of development and manufacturing to us. Some of our former subsidiary’s approximately 55 employees had access to our trade secrets before the closing of the sale and may continue to have access thereafter in connection with the transition services agreement. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, master service agreements, consulting agreements and other similar agreements with our collaborators, advisors, employees, consultants and contractors (including CMOs and CROs) prior to beginning research or disclosing any proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors or other third parties, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s or other third party’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure of such technology or information would impair our competitive position and may have an adverse effect on our business, financial condition, results of operations and prospects. For more information on risks relating to our reliance on trade secrets, see “—Risks Related to Our Intellectual Property.”

We are currently involved in an arbitration with Brammer Bio MA, LLC relating to our Dedicated Manufacturing and Commercial Supply Agreement.

On October 3, 2022, our subsidiary Freeline Therapeutics Limited, or Limited, filed a demand for arbitration before the American Arbitration Association in New York against Brammer Bio MA, LLC, or Brammer, pursuant to the Dedicated Manufacturing and Commercial Supply Agreement, or the DMCSA, dated June 30, 2020, by and between Limited and Brammer. The demand seeks damages for Brammer’s alleged breaches of its obligations to Limited, as communicated in Limited’s July 15, 2022 termination notice to Brammer and also seeks a declaratory judgment that Brammer materially breached the DMCSA and related agreements and that, as a result of those material breaches, Limited had the right to terminate the DMCSA. On December 5, 2022, Brammer filed an answer to Limited’s demand for arbitration and a counterclaim against Limited. The counterclaim seeks significant damages for Freeline’s alleged repudiation and breach of its obligations to Brammer. It also seeks a declaratory judgment that Freeline’s alleged repudiation and purported termination constituted a material breach of the DMCSA and that Brammer is entitled to damages and any other relief set forth in the DMCSA or deemed just by the American Arbitration Association. On January 18, 2023, Limited filed an answer to Brammer’s counterclaim. The final hearing in this matter has been scheduled for November 6 to 9, 2023.

As a result of these matters, we will be required to devote substantial financial resources to conduct the arbitration. Arbitration and any potential litigation are expensive and time-consuming and may divert management’s attention and resources. Additionally, the outcome of arbitration or any potential litigation is inherently uncertain. Limited is confident in the merits of its claims against Brammer and intends to vigorously defend against Brammer’s counterclaims. However, any arbitration or litigation has inherent risk, and an adverse determination could have a material adverse effect on our business, financial condition, operations and prospects and may impact our ability to continue operating as a going concern. See "—We will need substantial additional funding to complete the development, obtain regulatory approval and commence commercialization of our product candidates, which may not be available on acceptable terms, if at all. Failure to obtain additional funding when required may force us to delay, limit or terminate our product development efforts or other operations."

We rely, and expect to continue to rely, on third parties to conduct our product manufacturing and testing for the foreseeable future, and these third parties may not perform satisfactorily.

We currently rely on CMOs for the manufacturing of clinical batches and CROs to test them, and intend to continue to rely on third parties to manufacture our preclinical study and clinical trial product supplies. Supply requirements for our ongoing clinical trials have been, and supply requirements for our future clinical trials will be, manufactured by cGMP compliant third-party manufacturers. We are currently evaluating potential CMO partners for clinical manufacturing of future Phase 3 investigational drug product. Full service CMOs provide services to a number of other companies, and as a result, may experience competing customer demands. For example, we were party to a development and manufacturing services agreement and a dedicated manufacturing and commercial supply agreement with Brammer (part of Thermo Fisher Scientific), pursuant to which we manufactured FLT180a and FLT201 for our clinical trials. In July 2022, we terminated the dedicated manufacturing and commercial supply agreement as a result of alleged material breaches by Brammer. See “—Legal Proceedings” below. We also are party to a transition services agreement with Ascend, a newly established specialist biopharma CMO, pursuant to which our former subsidiary will provide certain services in the area of development and manufacturing to us. We have service agreements with a number of CROs that provide analytical testing to support manufacturing and product release. These CROs provide services to multiple clients and as a result may experience competing customer demands, including those related to COVID-19 testing and COVID-19 vaccine testing.

If these third-party manufacturers and service providers do not successfully carry out their contractual obligations, meet expected deadlines or have sufficient capacity with respect to producing our product candidates as a result of competing demands on their manufacturing capacity or as a result of impacts of COVID-19, or manufacture our product candidates in accordance with regulatory requirements or if there are disagreements between us and these third-party manufacturers, we will not be able to supply the material needed in order to complete preclinical studies required to support future IND submissions or clinical trial applications and the future clinical trials required for regulatory approval of FLT201 or any other product candidates we may develop, or we may be delayed in completing these studies and trials. In such instances, we may need to enter into an appropriate replacement third-party relationship, which may not be readily available or available on acceptable terms, which would cause additional delay or increased expense prior to the approval of FLT201 or any of our other product candidates we may develop and would thereby have a negative impact on our business, financial condition, results of operations and prospects.

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

The preparation of therapeutics for clinical trials or commercial sale is subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in clinical trials must be manufactured in accordance with cGMP requirements. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of outside agents or other contaminants, or to inadvertent changes in the properties or stability of a product candidate that may not be detectable in final product testing. We must supply all necessary documentation in support of a BLA, MAA or other marketing authorization application on a timely basis and must adhere to the FDA’s, EMA’s or MHRA’s or other relevant authority's cGMP requirements, which are enforced through inspection programs. Any third-party facilities we utilize for commercial supply and the associated quality systems must pass an inspection for compliance with the applicable regulations as a condition of regulatory approval. In addition, the regulatory authorities may, at any time, audit or inspect the third-party manufacturing facility or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a plant inspection, the BLA or MAA will not be approved.

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

We are dependent on a limited number of suppliers and, in some instances, a sole supplier, for some of our components and equipment necessary for the production of our product candidates. If these suppliers do not or are unable to supply us with necessary components and equipment within the needed timeframe, then we may experience delays in the development of our product candidates.

We currently depend on a limited number of suppliers and, in some instances, a sole supplier, for some of the components and equipment necessary for the production of our viral vectors and drug product. In particular, we are dependent on Aldevron LLC for plasmids, and on Pall Corporation for iCELLis® bioreactors and components used in the adherent cGMP production process. Additionally, the supply of fetal bovine serum, an important raw material for the current adherent production process, is limited in some cases due to the small number of source countries and the rigid screening protocols involved in supplying it. We may not be able to enter into longer-term supply agreements to assure supply of these components and equipment. Moreover, we cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. Our use of a sole or a limited number of suppliers of raw materials, components and finished goods exposes us to several risks, including disruptions in supply, price increases, late deliveries and an inability to meet customer demand. There are, in general, relatively few alternative sources of supply for these components, and in some cases, no alternatives. These vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. Establishing additional or replacement suppliers for these components could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any supplier or manufacturing location, including those in China, could lead to supply delays or interruptions that would damage our business, financial condition, results of operations and prospects. Many of these components and raw materials are used in the manufacture of COVID-19 vaccine and are therefore currently subject to significant demand with associated increase in lead times for supply. This creates an increased risk of supply shortage and potential delays in our ability to manufacture our viral vectors and product candidates

If we are required to switch to a replacement supplier, the manufacture and delivery of our viral vectors and product candidates could be interrupted for an extended period, adversely affecting our business. Establishing additional or replacement suppliers may not be accomplished quickly. If we are able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. For example, the FDA, MHRA or EMA or other relevant authority could require additional supplemental data, manufacturing data and comparability data up to and including clinical trial data if we rely upon a new supplier. There may also be restrictions on our ability to utilize data obtained from clinical trials using the initial suppliers. While we seek to maintain adequate inventory of the components and materials used in our product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to conduct our clinical trials and, if our product candidates are approved, to meet the demand of our customers and cause them to cancel orders.

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

If our ongoing and planned clinical trials are successful and one of our product candidates is approved for commercialization, we may seek to commercialize it in the United States, the United Kingdom and Europe directly with a relatively small, specialized sales force given the orphan indication. However, we currently do not have an established marketing or sales team for the marketing, sale and distribution of any of our product candidates. In order to commercialize one of our product candidates, if approved, we must build, on a territory-by-territory basis, marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. Our overall success will also depend on our ability to attract and retain subject matter experts in market access who can successfully execute on our pricing and reimbursement strategies.

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

Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources given the low incidence and prevalence of Gaucher disease and may never be successful. Such efforts may require more resources than are typically required due to the complexity and uniqueness of our product candidates and the indications we are targeting. Even if our product candidates are approved, if we are unable to successfully market our products, we will not be able to generate significant revenues from such products, if approved.

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

We are aware of a number of companies focused on developing gene therapies in various indications, including, but not limited to, AVROBIO, Inc., or AVROBIO, 4D Molecular Therapeutics, Inc., or 4D Molecular, Pfizer Inc., or Pfizer, Prevail Therapeutics Inc., or Prevail (a wholly owned subsidiary of Eli Lilly and Company, or

Lilly), Sangamo Therapeutics, Inc., or Sangamo, and uniQure N.V., or uniQure, as well as several companies addressing other methods for modifying genes and regulating gene expression.

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources, such as larger research and development, clinical, marketing and manufacturing organizations. Some of our competitors, alone or with their strategic partners, have longer standing relationships with key stakeholders, such as prescribing clinicians and patient organizations, in the Gaucher disease community, which may put them at an advantage when marketing a gene therapy product. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product candidate that we may develop. Competitors also may obtain FDA, MHRA, European Commission or other regulatory approval for their products more rapidly or earlier than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Under current technology, AAV-based gene therapies can only be administered once to any given patient. As a result, if a patient has been treated with an AAV-based gene therapy by a competitor, that patient will no longer be eligible to be treated with an AAV-based gene therapy by us. Additionally, technologies developed by our competitors may render our product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates.

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

We have focused our primary research and development efforts on treatments for rare diseases. Our understanding of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, is based on estimates. These estimates may prove to be incorrect and new studies may reduce the estimated incidence or prevalence of these diseases. The number of patients in the United States, the European Union and elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our product candidates or patients may become increasingly difficult to identify and access, all of which would adversely affect our business, financial condition, results of operations and prospects.

Further, there are several factors that could contribute to making the actual number of patients who receive our potential products, if and when approved, less than the potentially addressable market. These include the lack of widespread availability of, and limited reimbursement for, new therapies in many underdeveloped markets. Further, the severity of the progression of a disease up to the time of treatment will likely diminish the total potential therapeutic benefit conferred by a gene therapy due to irreversible organ or tissue damage. Additionally, some patients may be treated with one of our competitors’ AAV-based gene therapies first, which under current technology would make them ineligible to be treated with an AAV-based gene therapy by us. Lastly, certain patients’ immune systems might prohibit the successful delivery of certain gene therapy products to the target tissue, thereby limiting the treatment outcomes. Many individuals develop a humoral, or antibody-based, immune response due to infection with wild-type AAV during their lifetime. This infection, which is typically asymptomatic, often results in persistent titers of anti-AAV antibodies sufficient to neutralize any subsequent introduction of AAV serotypes. Such pre-existing neutralizing antibodies have been shown to adversely affect the gene transfer efficiency of AAV vectors. Based on preclinical studies, we believe approximately 50% of the population have antibodies to AAVS3 that prevent AAVS3-based gene therapies from working effectively.

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

In connection with the clinical development of our drug candidates for certain indications, we are developing companion diagnostic tests to identify patient subsets within a disease category who may derive selective and meaningful benefit from our drug candidates. For example, we have developed a proprietary, cell-based TIA to assess patients for pre-existing neutralizing antibodies to our AAVS3 capsid, which we plan to continue to develop and for which we plan to seek regulatory approval in parallel with our programs. Companion diagnostics, such as TIA, would be used during our clinical trials and ultimately are intended for use with our commercial products, if approved by the FDA or other regulatory authorities. To be successful, we will need to address a number of scientific, technical, regulatory and logistical challenges. The FDA and other regulatory agencies regulate in vitro companion diagnostics as medical devices and, under that regulatory framework, will require the test to be analytically validated and used for patient selection in the clinical trial, which we expect will require separate regulatory clearance, CE/UKCA marking or approval prior to commercialization if not already cleared or approved.

It may be necessary to resolve issues such as selectivity/specificity, analytical validation, reproducibility, or clinical validation of companion diagnostics during the development and regulatory approval processes. Moreover, even if data from preclinical studies and early clinical trials appear to support development of a companion diagnostic for a product candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. We may encounter difficulties in developing, obtaining regulatory clearance, CE/UKCA marking or approval for, manufacturing and commercializing companion diagnostics similar to those we face with respect to our therapeutic candidates themselves, including issues with achieving regulatory clearance or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance. If we are unable to successfully develop companion diagnostics for these therapeutic drug candidates, or experience delays in doing so, the development of these therapeutic drug candidates may be adversely affected, these therapeutic drug candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of these therapeutics that obtain marketing approval. As a result, our business, results of operations and financial condition and prospects could be materially harmed.

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

Within the European Union and in the United Kingdom, newly approved products must usually undergo reimbursement assessment for the purposes of inclusion in national health systems. In some countries this process may result in delays and substantial discounts. Reimbursement frequently involves assessment of cost-effectiveness, which is challenging in relation to gene therapy products, because of initial costs, which are usually high, lack of data confirming long-term benefit and limited experience with novel pricing arrangements.

Coverage and reimbursement by a third-party payor may depend upon several factors, including the third-party payor’s determination that use of a product is:

•
a covered benefit under its health plan;
•
safe, effective and medically necessary;
•
appropriate for the specific patient;
•
cost-effective; and
•
neither experimental nor investigational.

There is significant uncertainty related to third-party coverage and reimbursement of newly approved products. Government authorities and other third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. In the United States, the principal decisions about reimbursement for new medicines are typically made by the U.S. Centers for Medicare and Medicaid Services, or CMS, an agency within the Department of Health and Human Services, or HHS. In certain circumstances, CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. However, no uniform policy of coverage and reimbursement exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement.

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

Currently, at least one gene therapy product is reimbursed under the Medicare program, but it is still difficult to predict what CMS will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these types of products. Effective July 1, 2022, a Medicaid Drug Rebate Program rule increases flexibility regarding the manner in which manufacturers may offer value-based discounting arrangements, including permitting manufacturers to calculate “multiple Best Prices” for such arrangements.

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

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. The U.S. government, U.S. state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to product pricing, contain the cost of drugs, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, in August 2022, Congress passed the Inflation Reduction Act, or IRA, which permits CMS to negotiate prices for certain high-expenditure Medicare Part B or Part D drugs. The IRA also requires manufacturers to pay a rebate to CMS if the price of a Medicare Part B or Part D increases faster than the rate of inflation, relative to a benchmark price. See “—Healthcare legislative reform measures may have a negative impact on our business and results of operations.”

In certain countries, medicines may be subject to extensive government price controls and other market regulations, and increasing emphasis on cost-containment initiatives in the European Union, the United Kingdom, Canada, the United States and other countries may put pricing pressure on us. For example, when gene therapy products are approved in the European Union, it can take some time for them to be widely commercially available, if at all. In many countries, the prices of medicinal products are subject to varying price control mechanisms as part of national health systems. Certain countries allow companies to fix their own prices for medicinal products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates.

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

Moreover, increasing efforts by government and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. Payors increasingly are considering new metrics as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. The existing data for reimbursement based on some of these metrics is relatively limited, although certain states have begun to survey acquisition cost data for the purpose of setting Medicaid reimbursement rates, and CMS has begun making pharmacy National Average Drug Acquisition Cost publicly available on at least a monthly basis. Therefore, it may be difficult to project the impact of these evolving reimbursement metrics on the willingness of payors to cover product candidates that we or our partners are able to commercialize. Additionally, payors have employed the use of accumulator adjustment programs that do not consider amounts paid by pharmaceutical copay assistance programs as counting towards a patient’s deductible or other out-of-pocket costs. Under a 2020 rule promulgated by CMS that would have taken effect January 1, 2023, such accumulator adjustment (or similar) programs could have affected the amount of rebates owed by manufacturers under the Medicaid Drug Rebate Program or could have affected the ability to offer various forms of patient support, including copay assistance. However, in May 2022, the U.S. District Court for the District of Columbia invalidated the rule, holding that the rule was inconsistent with the Medicaid statute (and CMS did not appeal the decision). Additionally, certain states have passed laws prohibiting third-party payors from utilizing accumulator programs. During prior Congressional sessions, policymakers have introduced legislation that would prohibit third-party payors from using accumulator programs, and similar legislation has been introduced in the current 118th Congressional session. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products such as ours.

Due to the generally limited addressable market for our target orphan indications and the potential for our product candidates to offer therapeutic benefit in a single administration, we face uncertainty related to pricing and reimbursement for these product candidates.

The relatively small market size for orphan indications and the potential for long-term therapeutic benefit from a single administration present particular challenges to pricing review and negotiation for our product candidates for which we may obtain marketing authorization. The patient populations for our product candidates targeted at orphan disease, including Gaucher disease, are relatively small. If we are unable to obtain adequate levels of reimbursement relative to the small market size in our target orphan indications, our ability to support our development and commercial infrastructure and to successfully market and sell our product candidates for which we may obtain marketing approval will be adversely affected.

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

Our commercial success will depend in large part on us and our licensors obtaining and maintaining patent, trademark, trade secret and other intellectual property protection, as appropriate, of our proprietary technologies, such as our proprietary capsid, gene therapy platform, and product candidates, which include FLT201 and other programs, their respective components, formulations, therapies, methods used to manufacture them and methods of treatment, as well as successfully defending our owned and licensed patents against third-party challenges. Our current patent portfolio contains a limited number of patent families, some of which are in-licensed from third parties. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing products similar or identical to our product candidates is dependent upon the extent to which we and our licensors have rights under valid and enforceable patents or trade secrets that cover these activities. If we are unable to secure and maintain patent protection for any product or technology we develop, or if the scope of the patent protection secured is not sufficiently broad, subject to any regulatory exclusivity such as orphan drug designation, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop may be adversely affected.

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

For example, we are a party to license agreements with University College London Business, or UCLB, pursuant to which we in-license key patents and patent applications for our proprietary capsid used in FLT201 and possible future product candidates and other technology used in our deprioritized FLT190 product candidate. Our current license agreements impose, and future agreements may impose, various diligence, commercialization, milestone payment, royalty, insurance and other obligations on us and require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. If we fail to comply with these obligations, our licensors may have the right to terminate our license, in which event we would not be able to develop or market products containing our proprietary capsid, including FLT201, or any other technologies or product candidates covered by the intellectual property licensed under these agreements. For example, our primary license agreement with UCLB imposes various due diligence, development and commercialization obligations, milestone payments, royalties and other obligations on us, including, for example, an obligation to use commercially reasonable efforts to develop, exploit and market products directed to hemophilia B and Fabry disease.

Certain of our licenses, including certain licenses with UCLB (other than our primary license agreement with UCLB), may not provide us with exclusive rights to use the licensed intellectual property and technology, or may not provide us with exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and product candidates in the future. In addition, the intellectual property portfolio licensed to us by our licensors, including certain intellectual property licensed by UCLB, at least in some respects, may be used by such licensors or licensed to third parties, and such third parties may have certain enforcement rights with respect to such intellectual property. Thus, patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against our licensors or another licensee or in administrative proceedings brought by or against our licensors or another licensee in response to such litigation or for other reasons. As a result, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products, including in territories covered by our licenses.

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

If we or our licensors fail to adequately protect our licensed intellectual property, our ability to commercialize our product candidates and technology could suffer. While we generally control the maintenance, prosecution and litigation of our exclusively in-licensed patents and patent applications from UCLB, in some circumstances we may not have the right to control the maintenance, prosecution, preparation, filing, enforcement, defense and litigation of patents and patent applications that we license from other third parties, including, but not limited to, certain patents and patent applications that are non-exclusively in-licensed from UCLB. For example, St. Jude retains control of such activities for the patent family we have licensed from them. We thus cannot be certain that activities such as the maintenance and prosecution by our licensors have been or will be conducted consistent with our best interests or in compliance with applicable laws and regulations, or will result in valid and enforceable patents and other intellectual property rights. It is possible that our licensors’ infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves or may not be conducted in accordance with our best interests. If our licensors fail to maintain such patents or patent applications, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights and our right to exclude third parties from commercializing competing products could be adversely affected. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

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
•
our financial and other obligations under the license agreements;
•
whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreements;
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

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected technology or product candidates. As a result, any termination of or disputes over our intellectual property licenses could result in the loss of our ability to develop and commercialize our FLT201 product candidate, or we could lose other significant rights, experience significant delays in the development and commercialization of our product candidates, or incur liability for damages, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with our product candidates.

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

We do not yet own or license any issued U.S. composition of matter patents covering the transgene component of our product candidate FLT201, and we cannot be certain that any of our pending patent applications will result in issued patent claims covering such aspects of FLT201.

Composition of matter patents on the active pharmaceutical ingredient, or API, in prescription drug products are generally considered to be the strongest form of intellectual property protection for drug products because those types of patents provide protection without regard to any particular method of use or manufacture or formulation of the API used. We currently license one issued composition of matter U.S. patent that relates to our proprietary capsid, which is present in our FLT201 product candidate. However, we do not own or in-license any issued composition of matter patents in the United States or any other jurisdiction with respect to the transgene component of our FLT201 product candidate. We further do not own any U.S. or foreign issued patents covering our FLT201 product candidate. We are pursuing claims in our pending owned or licensed patent applications that cover the transgene component of our FLT201 product candidate. We have received an allowance for a European patent application that covers FLT201. However, there can be no assurance that any patent applications will issue as granted patents. We cannot be certain that claims in any future patents issuing from our pending owned or licensed patent applications or our future owned or licensed patent applications will cover our current or future product candidates.

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

Numerous issued patents and pending patent applications that are owned by third parties exist in the fields in which we are developing our product candidates including patents and patent applications relating to, among other things, nucleic acids encoding GCase, engineered variants of such enzymes and AAV vectors comprising such nucleic acids, as well as AAV capsid proteins, AAV formulations and administration and immunosuppression regimens, and AAV manufacturing and analytical methods. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, the claim scope that may issue from pending patent applications owned by third parties or which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties, including our competitors, may allege they have patent rights encompassing our product candidates, technologies or methods and that we are employing their proprietary technology without authorization.

If third parties, including our competitors, believe that one or more of our product candidates infringe their patents, including if and when our product candidates are approved by the FDA or other regulatory authorities outside of the United States, such third parties may, to the extent such patents are in force at that time, seek to enforce their patents against us by filing a patent infringement lawsuit against us. For example, we are aware of several patents and pending patent applications owned and/or controlled by one of our competitors, uniQure, which include issued claims directed to liver-specific transcriptional regulatory elements and expression cassettes and vectors containing the same, and methods of using such vectors for gene therapy. We are also aware that certain of these patents may have been exclusively licensed to CSL Behring by uniQure. We are also aware of several patents and pending patent applications owned and/or controlled by Children’s Hospital of Philadelphia, which include pending or issued claims directed to certain AAV formulations. We are additionally aware of third-party owned pending applications and issued patents wherein the claims are directed to methods for determining anti-AAV neutralizing antibody titres.

If uniQure, Children’s Hospital of Philadelphia or other third parties or any of their respective licensees (including CSL Behring) were to assert these patents against us, we believe we would have defenses against any such assertion; however there can be no assurance that any such defenses will be successful. If any third party, including uniQure, Children’s Hospital of Philadelphia or any of their respective licensees (including CSL Behring) were to assert these or any other patents against us and we are unable to successfully defend against any such assertion, we may be required, including by court order, to cease the development and commercialization of the infringing product candidate or technology, which may include ceasing the development and commercialization of FLT201 and/or our companion diagnostic assays, depending on the patents that are asserted. We could also be required to pay damages, which could be significant, including treble damages and attorneys’ fees if we are found to have willfully infringed such patents. We could also be required to obtain a license to such patents in order to continue the development and commercialization of the infringing product candidate or technology, however, such a license may not be available on commercially reasonable terms or at all, including because certain of these patents are held by or may be licensed to our competitors. Even if such license were available, it may require substantial payments and it may only be available on a non-exclusive basis, in which case third parties, including our competitors, could use the same licensed intellectual property to compete with us. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to necessary or useful third-party intellectual property to advance our research or allow commercialization of our product candidates and we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates.

We may choose to challenge, including in connection with any allegation of patent infringement by a third party, the patentability, validity or enforceability of any third-party patent that we believe may have applicability in our field, including the above-mentioned uniQure and Children’s Hospital of Philadelphia patents, and any other third-party patent that may be asserted against us. Such challenges may be brought either in court or by requesting that the USPTO, European Patent Office, or EPO, or other foreign patent offices review the patent claims, such as in an ex-parte re-examination, inter partes review, post-grant review proceeding or opposition proceeding. Third parties may also challenge such patents. However, there can be no assurance that any such challenge by us or any third party will be successful. Even if such proceedings are successful, these proceedings are expensive and may consume our time or other resources, or distract our management and technical personnel, and the costs of these opposition proceedings could be substantial. If a favorable result in court, at the USPTO, EPO or other patent office is not obtained, we may be exposed to patent litigation by a third party, including uniQure, Children’s Hospital of Philadelphia and/or any of their respective licensees (including CSL Behring), alleging that their patent rights are infringed by our product candidates or proprietary technologies. We may not have sufficient financial or other resources to adequately conduct these types of litigation or proceedings. There can be no assurance that our defenses of non-infringement, invalidity or unenforceability will succeed. In this regard, patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof.

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

Presently, we rely on intellectual property rights through licenses from third parties to develop, manufacture and commercialize our FLT201 product candidate and potential product candidates currently under research and development. Additionally, we are developing companion diagnostic tests, such as our proprietary, cell-based TIA that may be required by the FDA or comparable foreign regulatory authorities to be used with our product candidates, which test or tests may be covered by intellectual property rights held by others. Because the commercialization of our technologies and product candidates may require the use of additional intellectual property rights held by third parties, the growth of our business likely will depend, in part, on our ability to acquire or license these intellectual property rights. Our product candidates may also require specific formulations to work effectively and efficiently and these rights may be held by others.

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

No earlier than June 1, 2023, European patent applications will soon have the possibility, upon grant of a patent, of becoming Unitary Patents, or UP, which will be subject to the jurisdiction of the Unitary Patent Court, or UPC, and will be enforceable and revokable across the UPC jurisdiction of participating countries in a single action. The UPC will have jurisdiction over not only UPs but also over European patents that are validated in a UPC-participating country, unless these are opted-out during the initial period when the possibility to opt out exists. This will be the most significant change in European patent practice in forty years. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation before it.

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

As of February 28, 2023, we have three registered trademarks relating to the Freeline name and stylized word in the United States, and corresponding trademark registrations have been obtained in some other jurisdictions. However, our pending and future trademark applications in the United States and other jurisdictions may not be allowed or may subsequently be opposed. Once filed and registered, our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Government Regulation

Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize our product candidates and the approval may be for a narrower indication than we seek.

We cannot commercialize a product candidate until the appropriate regulatory authorities have reviewed and approved the product candidate. The FDA must review and approve any new pharmaceutical or biological product before it can be marketed and sold in the United States. The FDA regulatory review and approval process, which includes evaluation of preclinical studies and clinical trials of a product candidate and proposed labeling, as well as the evaluation of the manufacturing process and manufacturers’ facilities, is lengthy, expensive and uncertain. To obtain approval, we must, among other things, demonstrate with substantial evidence from well-controlled clinical trials that the product candidate is both safe and effective for each indication where approval is sought. Even if our product candidates meet the FDA’s safety and efficacy endpoints in clinical trials, the FDA may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. The FDA has substantial discretion in the review and approval process and may refuse to file our application for substantive review or may determine after review of our data that our application is insufficient to allow approval of our product candidates. The FDA may require that we conduct additional preclinical studies, clinical trials or manufacturing validation studies and submit that data before it will reconsider our application. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process. For example, recently, in part due to questions raised by the process underlying the approval of the Alzheimer’s disease drug Aduhelm®, government authorities and other stakeholders have been scrutinizing the accelerated approval pathway, with some stakeholders advocating for reforms. Even prior to the Aduhelm approval, the FDA has held Oncologic Drugs Advisory Committee meetings to discuss accelerated approvals for which confirmatory trials have not verified clinical benefit. Such scrutiny, among other factors, has resulted in voluntary withdrawals of certain products and indications approved on an accelerated basis. Moreover, spurred by the Aduhelm controversy, the HHS Office of Inspector General has initiated, and partially completed, an assessment of how the FDA implements the accelerated approval pathway. In addition, Section 3210 of the Consolidated Appropriations Act, 2023, revised the accelerated approval pathway. Although this legislation did not change the standard for accelerated approval, it, among other things, requires the FDA to specify the conditions for required post-marketing trials, permits the FDA to require such trials to be underway prior to, or within a specific period after, approval, requires sponsors to provide reports on post-marketing trial progress no later than 180 days after approval and every 180 days thereafter until such trials are completed, makes the failure to conduct required post-marketing trials with due diligence and the failure to submit the required reports prohibited acts, and details procedures the FDA must follow to withdraw an accelerated approval on an expedited basis. At this time, it is not clear what, if any, impact these developments may have on our business, financial condition, results of operations or prospects. A similar review may occur in the United Kingdom and European Union, where similar uncertainties exist.

The FDA, MHRA, European Commission or other regulatory authorities also may approve a product candidate for more limited indications than requested or may impose significant limitations in the form of narrow indications, warnings or a REMS/risk minimization measure. These regulatory authorities may require precautions or contraindications with respect to conditions of use or may grant approval subject to the performance of costly post-marketing studies or clinical trials. In addition, the FDA, MHRA, European Commission or other regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. Any of the foregoing scenarios could harm the commercial prospects for our product candidates and negatively impact our business, financial condition, results of operations and prospects.

Delays in obtaining regulatory approval of our manufacturing process and any facility we may eventually establish or disruptions in our manufacturing process may delay or disrupt our product development and commercialization efforts.

Before we can begin to commercially manufacture our product candidates, whether in a third-party facility or our own facility, if established, we must obtain regulatory approval from the FDA for our manufacturing process and any such facility. A manufacturing authorization must also be obtained from the appropriate regulatory authorities in the United Kingdom and Member States of the European Union. In addition, we or a third-party manufacturer must typically pass a pre-approval inspection of the manufacturing facility by the FDA or other relevant authorities before our product candidates can obtain marketing approval. In order to obtain approval, we will need to ensure that all of our processes, methods and equipment are compliant with cGMP, and perform extensive audits of vendors, contract laboratories and suppliers. If any of our vendors, contract laboratories or suppliers are found to be noncompliant with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy the violation or to identify suitable replacement vendors. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. In complying with cGMP, we will be obligated to expend time, money and effort in production, recordkeeping and quality control to assure that our product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may not be permitted to sell any product candidate that we may develop.

If we or our third-party manufacturers fail to comply with applicable cGMP regulations, the FDA, MHRA, EMA, European Commission and other regulatory authorities can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new product candidate or suspension, variation or revocation of a pre-existing approval. Such an occurrence may cause our business, financial condition, results of operations and prospects to be harmed.

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

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate products for relatively small patient populations as orphan drugs before their authorization. In contrast, the orphan drug regime in the United Kingdom does not include a step of designating a product candidate as an orphan drug prior to the authorization process; this is instead assessed on authorization and the criteria are similar to those in the European Union. Under the Orphan Drug Act of 1983, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as having a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the European Commission, based on the scientific assessment by the EMA’s Committee for Orphan Medicinal Products, grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, orphan designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biologic product. In any event, orphan designation may be granted in the European Union only if there are either no satisfactory method of diagnosis, prevention or treatment of the condition concerned, or, if such a method exists, the medicinal product in question is likely to be of significant benefit to the patients affected by the condition.

Although we have received orphan drug designation for each of our product candidates from the FDA in the United States and from the European Commission in the European Union, the designation of a product candidate as an orphan product does not guarantee that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as our product candidates prior to our product candidates receiving marketing approval and orphan exclusivity. For example, we are aware that Prevail Therapeutics was also granted orphan product designation for its product candidate for the treatment of Gaucher disease. As a result, there can be no assurance that FLT201 will receive marketing approval or orphan exclusivity for the applicable period. Moreover, a recent Eleventh Circuit decision in Catalyst Pharmaceuticals, Inc. vs. FDA regarding interpretation of the Orphan Drug Act exclusivity provisions as applied to drugs approved for orphan indications narrower than the drug’s orphan designation has the potential to significantly broaden the scope of orphan drug exclusivity for such products. The FDA has indicated that it will not apply Catalyst in other circumstances, but the agency may thus remain open to suit in other similar scenarios.

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the European Commission of EU Member State from approving another marketing application for a product that constitutes the same or similar drug treating the same indication for that marketing exclusivity period, except in limited circumstances. Similarly, in the United Kingdom, if a product receives the first marketing approval in an indication and obtains orphan drug status on authorization (based on similar criteria as designation in the European Union), MHRA is precluded from approving another marketing application for a product that constitutes the same or similar drug treating the same indication for that marketing exclusivity period, except in limited circumstances. If another sponsor receives such approval for a similar product or in a similar indication before we do (regardless of our orphan drug designation), we may be precluded from receiving marketing approval for our product candidates for the applicable exclusivity period. The applicable period is seven years in the United States and ten years in the European Union and United Kingdom (although the regime is currently being reviewed in the European Union which may lead to changes to this exclusivity period). The exclusivity period in the European Union and United Kingdom can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition. The most common approach to overcoming orphan exclusivity is to prove clinical superiority of the second-to-market therapy to the currently approved first-to-market product, and we may not be able to prove this to the extent necessary to overcome the exclusivity granted to the first-to-market-therapy.

Likewise, even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition. In the United States, even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer in a substantial portion of the target populations, more effective or otherwise makes a major contribution to patient care. In the European Union and United Kingdom, marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

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

Even if we obtain regulatory approval for our product candidates, they will be subject to ongoing regulatory requirements for manufacturing, distribution, labeling, packaging, storage, advertising, promotion, sampling, recordkeeping and submission of safety and other post-market information. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the quality, safety and efficacy of the product. For example, in the United States, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. FDA guidance advises that patients treated with some types of gene therapy undergo follow-up observations for potential adverse events for as long as 15 years. The holder of an approved BLA also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. In addition, the holder of a BLA must comply with the FDA’s advertising and promotion requirements, such as those related to the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling, known as “off-label use.” Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

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

For instance, in response to the COVID-19 pandemic, in March 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products while local, national and international conditions warrant. In July 2020, the FDA announced its goal of restarting domestic on-site inspections during the week of July 20 but the ability to sustain such activities will depend on data about the virus’ trajectory in a given state and locality and the rules and guidelines that are put in place by state and local governments. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections. More recently, in April 2021, the FDA issued guidance describing how it will request and conduct voluntary remote interactive evaluations of manufacturing and outsourcing facilities as well as facilities involved in non-clinical and clinical research. However, in December 2021, the FDA put certain inspections on temporary hold, which it extended for several additional weeks in January 2022 due to the spread of the Omicron COVID-19 variant. The FDA resumed such inspections on February 7, 2022. More recently, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic and has also indicated that it intends to utilize remote regulatory assessments and other alternative tools beyond the COVID-19 pandemic. In addition, during the COVID-19 pandemic, shifting of FDA staff resources to COVID-19 related reviews has the potential to impact review timelines for marketing applications for non-COVID-19 products. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities.

In addition, on March 27, 2020, Congress enacted the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act. Among other provisions, the CARES Act made a number of changes to the United States Federal Food, Drug, and Cosmetic Act, or FDCA, aimed at preventing drug shortages. The recently enacted Consolidated Appropriations Act, 2023, also contains a number of provisions intended to resolve issues relating to medical product shortages. Similarly, the FDA has issued a number of guidance documents describing the agency’s expectations for how drug manufacturers should comply with various FDA requirements during the pandemic, including with respect to conducting clinical trials, distributing drug samples, and reporting post-marketing adverse events. As the pandemic subsides, the determination that a public health emergency exists issued by the HHS Administration for Strategic Preparedness and Response under Section 319 of the Public Health Service Act, or PHSA, will end, thereby resulting in the FDA ceasing such policies and us assuming a greater compliance burden. Moreover, as a result of the COVID-19 pandemic, there has been increasing political and regulatory scrutiny of foreign-sourced drugs and foreign drug supply chains, resulting in proposed and enacted legislative and executive actions, including Executive Orders, to incentivize or compel drug manufacturing operations to relocate to the United States. Such actions may have an adverse impact on our business and operations.

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

The United Kingdom is a major market for pharmaceutical products. Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed to by the United Kingdom and the European Union, the United Kingdom entered into a transition period until December 31, 2020, or the Transition Period, during which the United Kingdom remained within the European Union single market and customs union and European Union rules continued to apply in the United Kingdom. In December 2020, the United Kingdom and European Union signed a trade and cooperation agreement, or the TCA, which became provisionally effective on January 1, 2021 and entered into force on May 1, 2021. The TCA covers general objectives and a framework for the relationship between the United Kingdom and the European Union, including with respect to trade, transport, visas, judicial matters, law enforcement and security matters. Significant political and economic uncertainty remains about the application and interpretation of the TCA and how Brexit will impact the life sciences industry in Europe, including our company, such as with respect to ongoing or future clinical trials. Brexit related matters may take several years to be clarified and resolved.

In addition, as a result of Brexit, the EMA, formerly situated in London, relocated to Amsterdam in March 2019. The relocation, coupled with the impact of the COVID-19 pandemic and discussions about the ongoing relationship with the United Kingdom, continues to interrupt current administrative routines and occupy resources, which may generally adversely affect our dealings with the EMA. Further, because a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is derived from European Union directives and regulations, Brexit has had, and will continue to have, a material impact on the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom. For example, Great Britain is no longer covered by the centralized procedure for obtaining European Union-wide marketing authorization from the European Commission (although Northern Ireland remains part of the procedure) and a separate marketing authorization will be required to market our product candidates in Great Britain (although the United Kingdom has agreed to take decisions of the European Commission into account when considering authorization of products in Great Britain). The United Kingdom is also conducting a number of consultations on the regulation of medicinal products (and other products) in the United Kingdom post-Brexit, and on the extent to which UK law that is derived from EU law will continue to apply in the United Kingdom. As a result, we cannot predict the practical impact that Brexit will have on (i) the marketing of pharmaceutical products, (ii) the process to obtain regulatory approval in the United Kingdom for product candidates and the relationship with the European system and authorizations, or (iii) the operation of the award of protections and exclusivities that are part of the United Kingdom and European Union legal framework (for instance Regulatory Data Protection, Supplementary Protection Certificates, Pediatric Extensions or Orphan exclusivity). Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom or the European Union and restrict our ability to generate revenue and achieve and sustain profitability.

There has been disruption to imports and exports due in part to Brexit and the change in administration in crossing the border into and out of the United Kingdom. Continued or sustained delays in delivery of any materials necessary for our clinical supply on a timely basis, or at all, due to Brexit or otherwise could result in significant delays in our manufacturing, clinical and research operations.

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

Granting a conditional marketing authorization allows medicines to reach patients with unmet medical needs earlier than might otherwise be the case and will ensure that additional data on a product is generated, submitted, assessed and acted upon. Although we may seek a conditional marketing authorization for one or more of our product candidates, the European Commission, on the basis of the scientific opinion of the EMA’s CHMP may ultimately not agree that the requirements for such conditional marketing authorization have been satisfied and hence delay the commercialization of our product candidates. A similar process is available in the United Kingdom, and similar risks arise.

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

In March 2010, the PPACA was passed, which has substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The PPACA, among other things: (i) addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; (ii) increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (iii) establishes annual fees and taxes on manufacturers of certain branded prescription drugs; (iv) expands the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; and (v) establishes a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Under the IRA, the coverage gap discount program will be eliminated, effective January 1, 2025. Additionally, in the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biologic products that are demonstrated to be “highly similar” (biosimilar) or “interchangeable” with an FDA-approved biologic product. This new pathway could allow competitors to reference data from biologic products already approved after twelve years from the time of approval. This could expose us to potential competition by lower-cost biosimilars even if we commercialize a product candidate faster than our competitors. Moreover, the creation of this abbreviated approval pathway does not preclude or delay a third party from pursuing approval of a competitive product candidate via the traditional approval pathway based on their own clinical trial data. In addition, Section 3206 of the Consolidated Appropriations Act, 2023, permits multiple interchangeable biological products to share a period of first interchangeable exclusivity if approved on the same day.

Additional changes that may affect our business include those governing enrollment in federal healthcare programs, reimbursement changes, rules regarding prescription drug benefits under the health insurance exchanges and fraud and abuse and enforcement. For example, in order for our products to be eligible for payment under Medicare Part B and Medicaid, if and when approved, we will be required to enter into a Medicaid Drug Rebate Agreement, a 340B Pharmaceutical Pricing Agreement, and agreements with the Department of Veterans Affairs related to Federal Supply Schedule pricing. These programs have various requirements, including calculation and submission of pricing data pursuant to complex statutory, regulatory, and sub-regulatory guidance. The guidance governing such calculations is not always clear. Specifically related to the Medicaid Drug Rebate Program, on February 1, 2016, CMS issued a Final Rule implementing the Medicaid Drug Rebate provisions of the PPACA. To comply with these requirements, manufacturers are permitted to adopt reasonable assumptions where law, regulation, and guidance do not address specific participation issues, which in turn may impact the level of rebates owed under the program. Additionally, CMS issued a rule on December 21, 2020 that also significantly alters a number of Medicaid Drug Rebate Program requirements. Compliance with the various requirements of these pricing programs can require significant investments in personnel, systems, and resources. Failure to calculate prices properly, report timely, or offer required discounts or rebates could subject us to substantial penalties or dispute resolution mechanisms.

In addition, several drug manufacturers have commenced litigation, which remains ongoing, challenging the legality of contract pharmacy arrangements under the 340B Drug Discount Program, which may affect the way in which manufacturers are required to extend the 340B Drug Discount Program prices to covered entities, including through contract pharmacies. There are also ongoing challenges regarding the implementation of the 340B Drug Discount Program Administrative Dispute Resolution Process, which is in part intended to resolve claims by covered entities that they have been overcharged for covered outpatient drugs by manufacturers. In particular, while a final rule issued in December 2020 implementing a 340B Administrative Dispute Resolution Process was preliminarily enjoined by a court with respect to the plaintiff in that matter, the Health Resources and Services Administration, or HRSA, has initiated dispute resolution proceedings against other manufacturers. Additionally, in November 2022, HRSA issued a new proposed rule titled “340B Drug Pricing Program; Administrative Dispute Resolution,” which is intended to address “policy and operational challenges” with the current rule. The modification of existing administrative dispute resolution processes, or the adoption of new rules governing the resolution of such disputes, may have a material adverse impact on our revenue should we participate in the 340B Drug Discount Program after receiving approval for our product candidates.

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

Since its enactment, some of the provisions of the PPACA have yet to be fully implemented, while certain provisions have been subject to judicial, congressional, and executive challenges. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the PPACA. The Trump Administration took executive actions to undermine or delay the implementation of the PPACA, but these were rescinded by the Biden Administration. Further, on June 14, 2018, the U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay to third-party payors more than $12 billion in PPACA risk corridor payments that they argued were owed to them. This decision was appealed to the U.S. Supreme Court, which on April 27, 2020, reversed the U.S. Court of Appeals for the Federal Circuit’s decision and remanded the case to the U.S. Court of Federal Claims, concluding the government has an obligation to pay these risk corridor payments under the relevant formula. It is not clear what effect this result will have on our business, but we will continue to monitor any developments. While Congress has not passed comprehensive repeal legislation to date, it has enacted laws that modify certain provisions of the PPACA, such as the Tax Cuts and Jobs Act of 2017, or TCJA, which decreased, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, commonly referred to as the “individual mandate,” to $0. On December 14, 2018, a federal district court in Texas ruled the individual mandate is a critical and inseverable feature of the PPACA, and therefore, because it was repealed as part of the TCJA, the remaining provisions of the PPACA are invalid as well. The prior Trump Administration and CMS both stated that the ruling had no immediate effect, and on December 18, 2019, the Fifth Circuit of the U.S. Court of Appeals held that the individual mandate is unconstitutional, and remanded the case to the lower court to reconsider its earlier invalidation of the full PPACA. An appeal was taken to the United States Supreme Court, which heard oral arguments in the case on November 10, 2020. The United States Supreme Court dismissed this challenge to the PPACA on June 17, 2021. Additionally, there is ongoing litigation regarding the constitutionality of the PPACA’s preventive services mandate. Although the PPACA remains in effect, it is unclear at this time what effect further changes to the PPACA would have on our business. Litigation and legislation related to aspects of the PPACA may continue, with unpredictable and uncertain results.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on nonexempt medical devices. However, on December 20, 2019, President Trump signed into law the Further Consolidated Appropriations Act (H.R. 1865), which repeals the Cadillac tax, the health insurance provider tax, and the medical device excise tax. It is impossible to determine whether similar taxes could be instated in the future. The Bipartisan Budget Act of 2018, also amended the PPACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In 2022, Congress passed the IRA, which significantly changes the Medicare Part D benefit structure. Effective in 2025, the IRA eliminates the coverage gap phase and the coverage gap discount program. The law establishes a new manufacturer discount program, which generally will require manufacturers of applicable drugs to provide a 10% discount during the initial phase and a 20% discount during the catastrophic phase of the Part D benefit. The IRA also establishes a $2,000 cap on beneficiary out-of-pocket costs. On January 2, 2013, the American Taxpayer Relief Act of 2012, or ATRA, was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Under the Statutory Pay-As-You-Go Act of 2010 (Statutory PAYGO), the White House Office of Management and Budget is required to issue a sequestration order (capped at 4% for Medicare payments) if the five or ten-year PAYGO scorecard shows a net cost at the end of a Congressional session. The American Rescue Plan Act of 2021 was expected to trigger a Statutory PAYGO sequestration order at the end of the 2021 Congressional session. However, subsequent legislation has delayed a Statutory PAYGO sequestration order until after 2024. Additionally, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect through the first six months of 2032 unless additional Congressional action is taken. However, the Medicare sequester reductions under the Budget Control Act were suspended from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. There was a 1% reduction through the end of June 2022, after which the cuts returned to 2%.

Moreover, CMS published a final rule permitting further collections and payments to and from certain PPACA qualified health plans and health insurance issuers under the PPACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. In addition, CMS published a final rule that gives states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the PPACA for plans sold through such marketplaces. In November 2022, CMS published a request for information on potential changes to the essential health benefit requirements, including regarding how state benchmark plans describe essential health benefits. Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation and regulatory actions designed to, among other things, bring more transparency to drug pricing (including, for example, by requiring drug manufacturers to disclose planned drug price increases and the rationales for such increases), implement data collection and reporting under Section 204 of Title II of Division BB of the Consolidated Appropriations Act, 2021, which requires, among other things, health plans and issuers to disclose rebates, fees, and other remuneration provided by drug manufacturers related to certain pharmaceutical products, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and revise rules associated with the calculation of Medicaid Average Manufacturer Price and Best Price, including the removal of the current statutory 100% of Average Manufacturer Price per-unit cap on Medicaid rebate liability effective as of January 1, 2024 under the American Rescue Plan Act of 2021, which may significantly affect the amount of rebates paid on prescription drugs under Medicaid and the prices that are required to be charged to covered entities under the 340B Drug Discount Program when we commercialize products. On September 24, 2020, HHS and FDA implemented a final rule allowing for the commercial importation of certain prescription drugs from Canada through FDA-authorized, time-limited programs. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The Biden Administration subsequently delayed the implementation of this portion of the rule from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. The implementation of the remainder of the rule was delayed until January 1, 2023, as a result of pending litigation. Subsequent legislation has further delayed implementation until January 1, 2032. On November 20, 2020, CMS issued an interim final rule implementing former President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. Although HHS withdrew this interim final rule as a result, HHS may consider similar actions in the future, which may affect future medicines. In July 2021, President Biden issued an executive order pertaining to drug pricing, which expressed support for legislation allowing direct negotiation in Medicare Part D and inflationary rebates, and directed various executive branch agencies to take actions to lower drug prices and promote generic competition, including directing the FDA to support and work with states and Indian Tribes to develop importation plans to import prescription drugs from Canada. The executive order required the Secretary of Health and Human Services to develop a comprehensive plan for addressing drug prices. The plan was released on September 9, 2021, and it includes support for legislative and administrative actions that would improve affordability, access, competition, and foster scientific innovation. In August 2022, Congress passed the Inflation Reduction Act, which includes drug pricing reforms that would, among other things, (i) allow the federal government to negotiate prices for some high-cost drugs covered under Medicare Parts B and D, (ii) introduce inflationary rebates on certain Medicare Part B and Medicare Part D drugs to support limits on drug price increases in Medicare, and (iii) redesign the structure of the Part D benefit. Congress or the Administration may take further actions to control drug prices. In October 2022, President Biden issued an Executive Order that directs CMS’s Center for Medicare and Medicaid Innovation to consider new healthcare payment and delivery models that would lower drug costs and promote access to innovative therapies for Medicare and Medicaid beneficiaries. On February 14, 2023, HHS issued a report to the White House outlining three CMMI models that the Secretary has selected for testing: (i) Medicare High-Value Drug List Model, under which Part D plans would offer a Medicare-defined standard list of 150 generic drugs for a $2 maximum copayment; (2) Cell & Gene Therapy Access Model, under which CMS would coordinate multi-state Medicaid outcomes-based agreements with manufacturers of cell and gene therapies; and (3) Accelerating Clinical Evidence Model, which would adjust Medicare Part B payment amounts for drugs approved under the accelerated approval pathway. The report also directs CMMI to evaluate potential models in other areas, including accelerating biosimilar adoption, price transparency, and access to cell and gene therapy in Medicare fee-for-service. The recent budget proposal issued by President Biden would also expand the applicability of the IRA negotiation provisions to additional drugs, among other proposals.

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

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, some states have passed legislation establishing Prescription Drug Affordability Boards, which in certain circumstances may have the authority to establish upper payment limits for prescription drugs. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for our product candidates, once approved, or put pressure on our product pricing.

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

Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations, including in the United States, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, or FCA, which may constrain the business or financial arrangements and relationships through which such companies sell, market and distribute biopharmaceutical products. In particular, the research of our product candidates, as well as the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may constrain a wide range of pricing, discounting, marketing and promotion, structuring and commissions, certain customer incentive programs and other business arrangements generally. Clinical trial activities, including arrangements with clinical trial investigators and sites and the use of information obtained in the course of patient recruitment for clinical trials, are also subject to these laws. The applicable federal, state and foreign healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to:

•
the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for either the referral of an individual, or the purchase, lease, order, or recommendation or arrangement for the purchase, lease, order, or recommendation of a good, facility, item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers on the other. The PPACA amended the intent requirement of the federal Anti-Kickback Statute, such that a person or entity does not need to have actual knowledge of this statute or specific intent to violate it. In addition, a claim submitted for payment to any federal health care program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. There are a number of statutory exceptions and regulatory safe harbors protecting common activities from prosecution (e.g., discounts, personal services);
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

•
the Administrative Simplification provisions of HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which impose certain requirements relating to the privacy and security of individually identifiable health information without appropriate authorization by “covered entities”, such as health plans, healthcare clearinghouses and healthcare providers, and by their respective business associates, which are independent contractors or agents of covered entities that perform certain functions or activities that involve the creation, use, receipt, maintenance or disclosure of individually identifiable health information. Violations of the HIPAA rules are punishable by both civil monetary penalties and criminal penalties directly applicable to business associates, and not only HHS may enforce the rules, but state attorneys general have authority to file civil actions for damages or injunctions in federal courts to enforce the rules on behalf of citizens of their states, and can seek attorneys’ fees and costs associated with pursuing such actions;
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
•
federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and
•
analogous state and foreign laws and regulations and guidance, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by third-party payors, including private insurers, and may be broader in scope than their federal equivalents; state and foreign laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and foreign laws that require drug manufacturers to report and publicly disclose information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; state and local laws that require the registration of biopharmaceutical sales representatives or pre-approval of payments and other transfers of value to physicians and other healthcare providers; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

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

The provision of benefits or advantages to healthcare professionals to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the United Kingdom and European Union. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of the United Kingdom and EU Member States and industry codes of practice. Infringement of these laws could result in substantial fines and imprisonment. Payments made to healthcare professionals in the United Kingdom and EU Member States must be publicly disclosed. Moreover, agreements with healthcare professionals often must be the subject of prior notification and approval by the healthcare professional’s employer, his or her competent professional organization and/or the regulatory authorities of the United Kingdom or individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the United Kingdom or EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

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

Despite the implementation of technical and organizational security measures, given the size and complexity of our internal information technology systems and those of our third-party vendors and other contractors and consultants, and the increasing amounts of confidential information that they maintain, such information technology systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war, and telecommunication and electrical failures. Such information technology systems are additionally vulnerable to security breaches from inadvertent or intentional actions by our employees, third-party vendors, service providers, contractors, consultants, business partners, and/or other third parties, or from cyberattacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). Any of the foregoing may compromise our system infrastructure, or that of our third-party vendors and other contractors and consultants or lead to data leakage. The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, and we may not be able to implement measures that would be effective to prevent all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or those of our third-party vendors and other contractors and consultants, or inappropriate disclosure of confidential or proprietary information, we could incur liability and reputational damage and the further development and commercialization of our product candidates could be delayed. We could be subject to enforcement actions by the competent authorities in the United States, the EU Member States, the United Kingdom and elsewhere if the confidentiality and/or security of personal data are compromised (see “—We are subject to a variety of stringent privacy and data laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and our failure to comply with them, or changes in, such laws, regulations, policies and contractual obligations could adversely affect our business.”). The costs related to significant security breaches or disruptions could be material and exceed the limits of the cybersecurity insurance we maintain against such risks. If the information technology systems of our third-party vendors, service providers and other contractors and consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

We cannot assure you that our cybersecurity efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems or those of our third-party vendors, service providers and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations, compliance with the applicable data protection and/or privacy legislation, financial condition or prospects. For example, if such an event were to occur and cause interruptions in our operations, or those of our third-party vendors, service providers and other contractors and consultants, it could result in a material disruption or delay of the development of our product candidates. Furthermore, significant disruptions of our internal information technology systems or those of our third-party vendors, service providers and other contractors and consultants, or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information, and personal data), which could result in financial, legal, regulatory, business, enforcement and reputational harm to us. For example, any such event that leads to unauthorized access, use, or disclosure of personal data, including personal data regarding our employees or patients, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability and/or regulatory investigation/enforcement under laws and regulations that protect the privacy and security of personal data, which could result in significant legal, regulatory and financial exposure and reputational damages that could potentially have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure, protection and security of personal data, including federal and state health information privacy laws, federal and state security breach notification laws, and federal and state consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. In particular, regulations promulgated pursuant to HIPAA, establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. While we are not currently subject to HIPAA, we may in the future be required to comply with HIPAA or similar regulations, which may increase our compliance costs and exposure to potential liability.

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

Data privacy remains an evolving landscape at both the domestic and international level, with new laws and regulations being proposed or coming into effect. For example, in June 2018 the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which went into effect on January 1, 2020 and requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, allow consumers to opt out of certain data sharing with third parties and provide a new cause of action for data breaches. In November 2020, the CCPA was amended pursuant to the adoption of a ballot initiative titled the California Privacy Rights Act, or CPRA, which became fully effective on January 1, 2023. The CPRA amendments to the CCPA expanded California residents’ rights with respect to certain sensitive personal data and also created a new state agency vested with authority to implement and enforce the CCPA. Although the CCPA has limited application to the personal information we handle, we do have privacy compliance obligations under the CCPA, which imposes resource requirements on our business and creates risks for potential fines and, in limited circumstances, class actions.

In addition, on May 25, 2018, the European Union’s General Data Protection Regulation (EU) 2016/679, or the GDPR, became applicable, replacing data protection laws issued by each EU member state based on the Directive 95/46/EC, or the Directive. Unlike the Directive, which needed to be transposed at a national level, the GDPR text is directly applicable in each EU member state, resulting in a more uniform application of data privacy laws across the European Union. The GDPR governs the collection, use, disclosure, transfer or other processing of personal data. Following the United Kingdom's exit from the European Union, the GDPR continues to apply in the United Kingdom.

Among other things, the GDPR imposes requirements regarding the security of personal data and mandatory personal data breach notifications, imposes strict rules on the lawful bases on which personal data can be processed, expands the definition of personal data (e.g., to explicitly include pseudonymized personal data which is crucial for the conduct of clinical trials), sets out even stricter rules for the processing of sensitive personal data (including health and genetic data) and requires changes to informed consent forms or documentation, as well as more detailed notices for clinical trial subjects, investigators and other individuals. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing activities and policies documenting compliance. It requires data controllers to implement more stringent operational requirements for processors and controllers of personal data, including, for example, mandatory and detailed data processing agreements with data processors, transparent and expanded disclosure to data subjects (in a concise, intelligible and easily accessible form) about how their personal data is to be used, imposes limitations on retention of personal data, increases requirements pertaining to health data and pseudonymized (i.e., key-coded) data, and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities, while establishing rights for individuals with respect to their personal data, including rights of access and deletion in certain circumstances. In addition, the GDPR increases the scrutiny of transfers of personal data from clinical trial sites located in the United Kingdom and EEA to the United States and other jurisdictions that the European Commission or the UK Information Commissioner's Office does not recognize as having in place “adequate” data protection laws. The GDPR also imposes strict rules on the transfer (or export) of personal data to countries outside the EEA, and the United Kingdom, including the United States. For example, in 2016, the European Union and United States agreed to a transfer framework for data transferred from the European Union to the United States, called the EU-U.S. Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union, or CJEU. While the CJEU confirmed the validity of the European Commission’s standard contractual clauses, which are another mechanism for the transfer of personal data outside the EEA, the CJEU held that these clauses are not sufficient in themselves in the case of transfers of personal data to the U.S. and the data exporter in the EEA and data importer outside the EEA must adopt additional safeguards to ensure compliance with the GDPR when transferring personal data to the U.S. In June 2021, the European Commission adopted a new version of the standard contractual clauses which are intended to address the aforementioned concerns identified by the CJEU, however it remains to be seen whether these standard contractual clauses will remain available or be subject to judicial challenge by privacy rights activists who maintain they fail to adequately protect personal data transferred outside of the EEA. On December 13, 2022, following the signature of a US Executive Order by President Biden on October 7, 2022, the European Commission issued a draft adequacy decision which, if adopted and not successfully challenged in court, is intended to address the concerns expressed by CJEU in their 2016 ruling and allow transfer of personal data from the EEA to companies in the US which commit to comply with the EU-U.S. Data Privacy Framework. At this time it is unclear if the adequacy decision will be adopted at EU level and whether the anticipated legal challenges against this decision would be successful. It is not yet clear whether a similar arrangement will be adopted for transfers between the United Kingdom and United States.

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

The United Kingdom’s vote in favor of exiting the European Union, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and European Union, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (together with the Data Protection Act 2018), exposing us to two parallel GDPR regimes, each of which potentially authorizes similar fines and potentially divergent enforcement actions for certain violations. Pursuant to the Trade and Cooperation Agreement, which went into effect on January 1, 2021, the United Kingdom and EU agreed to a specified period during which the United Kingdom will be treated like an EU member state in relation to processing and transfers of personal data for four months from January 1, 2021. This period was extended by two further months. At the end of June 2021, the European Commission made an “adequacy finding” in respect of the United Kingdom, thus allowing the continued free flow of personal data from the EEA to the United Kingdom. The duration of this “adequacy filing” is, however, limited to a period of four years which could be renewed only following a new comprehensive review of the “adequacy” of the United Kingdom’s data protection legislation. To this end, the European Commission will continuously monitor the evolutions of the legal framework in the United Kingdom and may suspend, repeal or amend it “adequacy finding” at any time, subject to certain conditions. If the initial “adequacy finding” is suspended, repealed or not renewed after the initial four years period, the United Kingdom will become a “third country” under the GDPR and transfers of data from the EEA to the United Kingdom will require a “transfer mechanism,” such as the aforementioned standard contractual clauses. It is anticipated that there will be increasing scope for divergence in application, interpretation and enforcement of the data protection laws as between the United Kingdom and EEA moving forward. In addition, as of January 1, 2021, the United Kingdom’s independent data protection regulator, the Information Commissioner’s Office, or the ICO, cannot be our “lead supervisory authority” in respect of any “cross border processing” for the purposes of the GDPR. In the event that we are unable to, and/or do not, designate a lead supervisory authority in an EEA member state, we would not be able to benefit from the GDPR’s “one stop shop” mechanism. Amongst other things, this would mean that, in the event of a violation of the GDPR affecting data subjects across the United Kingdom and the EEA, we could be investigated by, and ultimately fined by the ICO and the supervisory authority in each and every EEA member state where data subjects have been affected by such violation. This risk is further emphasized by the CJEU ruling of June 2021 discussed above. Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data.

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

We are highly dependent on the members of our executive team and other key employees, the loss of whose services may adversely impact the achievement of our objectives and operations. While we have entered into employment agreements with certain of our executive officers, any of them could leave our employment at any time. The failure to find suitable replacements on a timely basis, transfer knowledge and effect a smooth transition with respect to any future departures may impede the achievement of our research, development and commercialization objectives and could have a material adverse effect on our business, financial condition, results of operations and prospects. We face significant competition for executives with the qualifications and experience we seek and there can be no assurance as to if or when we would be able to fill any open positions with suitable replacements.

Our future success depends on our ability to build an effective executive leadership team and organization and our ability to retain key employees, consultants and advisors and attract, retain and motivate qualified personnel, including scientific and technical personnel. There currently is a shortage of skilled individuals with substantial gene therapy experience, which is likely to continue. As a result, competition for skilled personnel, including in gene therapy research and vector manufacturing, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for individuals with similar skill sets. In addition, failure to succeed in preclinical studies or clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. Furthermore, we implemented workforce reductions in November 2021 and October 2022 and proposed an additional one in March 2023, which can have an adverse impact on employee morale. The market price of our ADSs has also experienced significant downward pressure, resulting in "underwater" or "out-of-the-money" share options for many of our employees, thereby limiting the desired retentive effect that our equity incentive program is designed to achieve. The inability to recruit and retain certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have an adverse effect on our business, financial condition, results of operations and prospects.

We conduct our operations at our facilities in Stevenage (United Kingdom) and New York (United States). The United Kingdom and United States are headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. Changes to U.K. or U.S. immigration and work authorization laws and regulations, including those that restrain the flow of scientific and professional talent, can be significantly affected by political forces and levels of economic activity. Our business may be materially adversely affected if legislative or administrative changes to immigration or visa laws and regulations impair our hiring processes and goals or projects involving personnel who are not U.K. or U.S. citizens.

In addition, COVID-19, including variant strains of COVID-19, could affect our employees or the employees of companies with which we do business, including our suppliers and CMOs, thereby disrupting our business operations. Quarantines and travel restrictions imposed by governments in the jurisdictions in which we and the companies with which we do business operate could materially impact the ability of employees to access preclinical and clinical sites, laboratories, manufacturing sites and offices. As a result, we may experience limitations in employee resources and productivity in our laboratory operations. Our increased reliance on personnel working remotely from time to time may negatively impact productivity or disrupt, delay or otherwise adversely impact our business. In addition, this could increase our cybersecurity risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with regulators, research or clinical trial sites, manufacturing sites and our third-party contractors.

If we are unable to manage expected growth in the scale and complexity of our operations in the longer term, our performance may suffer.

If we are successful in executing our business strategy, in the longer term we will need to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our research and development activities and build a commercial infrastructure to support commercialization of any of our product candidates that are approved for sale. It is likely that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth, especially following our reductions in workforce. Our need to effectively manage our operations, growth and any future product candidates requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas and to attract and retain sufficient numbers of talented employees. Future growth would impose significant added responsibilities on members of management, including:

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

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. We have an Open Market Sale AgreementSM, or Sales Agreement, with Jefferies LLC, or Jefferies, to sell up to $75.0 million worth of our ADSs, from time to time, through an “at the market” equity offering program under which Jefferies will act as sales agent. We have also entered into a purchase agreement, or the Purchase Agreement, with Lincoln Park Capital Fund, LLC, or Lincoln Park, under which we may sell to Lincoln Park, at our discretion, up to $35.0 million of our ADSs over a 36-month period, subject to certain daily limits, applicable prices, and conditions. As of April 4, 2023, $71.2 million worth of ADSs remained available for sale under our “at the market” equity offering program and $35.0 million remained available for sale under the Purchase Agreement. To the extent that we raise additional capital through our “at the market” equity offering program, the Purchase Agreement or other sales of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as holder of ADSs. Any indebtedness we incur would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our shareholders. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs to decline and existing shareholders may not agree with our financing plans or the terms of such financings. If we raise additional funds through strategic partnerships, collaborations, alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, technologies, future revenue streams, research programs or our product candidates, or grant licenses on terms unfavorable to us. In addition, we could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable.

The price of our ADSs has been and may continue to be volatile and may fluctuate due to factors beyond our control.

The trading price of our ADSs has fluctuated and is likely to continue to fluctuate significantly. From December 17, 2020 to March 15, 2023, the closing price of our ADSs ranged from a high of $18.30 to a low of $0.43 per ADS. The market price of our ADSs depends on a number of factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this Item 3.D “Risk Factors” section and elsewhere in this Annual Report, these factors include:

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
•
potential acquisitions;
•
the trading volume of our ADSs on The Nasdaq Capital Market, or Nasdaq;
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

We have not maintained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq. If we continue to fail to meet this requirement and Nasdaq determines to delist our ADSs, the delisting would adversely affect the market liquidity of our ADSs and the market price of our ADSs could decrease.

Our ADSs are listed on the Nasdaq. In order to maintain our listing, we must meet minimum financial and other requirements, including the minimum bid price requirement of $1.00 per share for continued listing, as set forth in Nasdaq Listing Rule 5450(a)(1). On May 31, 2022, we received a letter from the Nasdaq indicating that, based upon the closing bid price of our ADSs for the prior 30 consecutive business days, the Company is not currently in compliance with the $1.00 minimum bid price requirement. The notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(A), we had 180 days, or until November 28, 2022, to regain compliance with the minimum bid price requirement. On November 29, 2022, we announced that we received approval from the Nasdaq Stock Market LLC to transfer the listing of our ADSs from The Nasdaq Global Select Market to The Nasdaq Capital Market. In connection with the transfer to the Nasdaq Capital Market, Nasdaq granted us an additional 180-day period (or until May 29, 2023) to regain compliance with the requirement that the bid price of our ADSs meet or exceed $1.00 per ADS for at least ten consecutive business days.

There can be no assurance that we will meet the minimum bid price requirement or any other requirement in the future. The failure to maintain our listing on the Nasdaq would have an adverse effect on the market price and liquidity of our ADSs. Without a Nasdaq listing, shareholders may have a difficult time getting a quote for the sale or purchase of our ADSs, the sale or purchase of our ADSs would likely be made more difficult, and the trading volume and liquidity of our ADSs could decline. Delisting from the Nasdaq could also result in negative publicity and could make it more difficult for us to raise additional capital.

The significant share ownership position of our principal shareholders may limit your ability to influence corporate matters.

As of February 1, 2023, our shareholders who owned more than 5% of our outstanding ordinary shares, including entities affiliated with Syncona, in the aggregate, beneficially owned ordinary shares representing approximately 80.7% of our outstanding share capital. In particular, entities affiliated with Syncona, in the aggregate, beneficially owned ordinary shares representing approximately 58.1% of our outstanding share capital as of February 1, 2023.

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

Additional sales of our ADSs, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of February 1, 2023, we had 65,162,173 ordinary shares outstanding, and shareholders beneficially owning 5% or more of our outstanding share capital and our directors and management team collectively beneficially owned 53,735,174 ordinary shares, or approximately 82.5% of our total outstanding shares. Such shares, as well as shares held by our employees and others are eligible for sale in the public market to the extent permitted by Rule 144 and Rule 701 under the Securities Act. Further issuance by us of additional ADSs or sales by our large shareholders or members of our management team of ADSs in the public market, or the market perception that such sales may occur, could adversely affect the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future. The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

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

The trading market for our ADSs is influenced by the research and reports that industry or securities analysts publish about us or our business. We have research coverage by five covering analysts as of March 1, 2023. Equity research analysts may elect not to provide research coverage of our ADSs, and such lack of research coverage may adversely affect the market price of our ADSs. Even if we have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our ADSs could decline if one or more equity research analysts downgrade our ADSs or issue other unfavorable commentary or research about us. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ADSs could decrease, which in turn could cause the trading price or trading volume of our ADSs to decline.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as early as June 30, 2023, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2024. In order to maintain our current status as a foreign private issuer, either (a) a majority of our securities must be either directly or indirectly owned of record by nonresidents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC.

Based on our Section 404(a) assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective. However, we previously identified a material weakness in our internal control over financial reporting for the fiscal year ended December 31, 2020. Although we were not yet subject to the certification or attestation requirements of Section 404, in connection with the preparation of our consolidated financial statements for December 31, 2019 and 2018, we identified deficiencies that we concluded represented material weaknesses in our internal control over financial reporting, which were attributable to our lack of sufficient financial reporting and accounting personnel, and the review and approval of manual journal entries and the related supporting journal entry calculations. We remediated the material weakness as of December 31, 2021, but there can be no assurance that in the future, additional material weaknesses will not exist or otherwise be discovered.

If we fail to meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the time frames required by law or Nasdaq. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If other material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our required reports under the Exchange Act, restatements of our consolidated financial statements, a decline in the price of our ADSs, suspension or delisting of our ADSs from Nasdaq, and could adversely affect our reputation, results of operations, financial condition and prospects.

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

As a U.S. public company, and particularly after we no longer qualify as an EGC, we will incur significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel have devoted, and will need to continue to devote, a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

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

Pursuant to Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an EGC, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our management’s conclusion that, as of December 31, 2022, our internal control over financial reporting was effective, there is a risk that we will not be able to conclude that our internal control over financial reporting is effective as required by Section 404 in the future. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets, and our goodwill and other unbooked intangibles are taken into account. The determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear. Whether we were a PFIC in 2022 or will be a PFIC in any future taxable year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non passive income for PFIC purposes, including our intangible assets, is uncertain and may depend in part on the market price of our ADSs or ordinary shares from time to time, which may fluctuate substantially, (iii) in one or more years, our revenue may consist in whole or substantial part of grants received from governmental entities, the treatment of which as gross income that is not passive income is uncertain, and (iv) the composition of our income may vary substantially over time. We believe that we were a PFIC for our 2022 taxable year and may continue to be a PFIC in the future. However, there can be no assurance that we were or were not a PFIC for our 2022 taxable year or will or will not be a PFIC for any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for our 2022 taxable year, or with respect to our expectations regarding our PFIC status in any future taxable year.

If we are a PFIC for any taxable year during which a U.S. person (within the meaning of the Code) holds our ordinary shares or ADSs, we would continue to be treated as a PFIC with respect to that U.S. person for such taxable year and, unless the U.S. person makes certain elections, for future years even if we cease to be a PFIC. Such a U.S. person may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on the disposition of our ordinary shares or ADSs as ordinary income (and therefore ineligible for the preferential rates that apply to capital gains with respect to non-corporate U.S. persons), (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends on our ordinary shares or ADSs and (iii) required compliance with certain reporting requirements. We expect to provide the information that would enable investors to make a qualified electing fund, or QEF, election, should we be classified as a PFIC. The annual PFIC Information Statement for our 2022 taxable year is available on the “Investors” section of our website at http://freeline.life.

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

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2022, we had cumulative carryforward losses of $310.8 million. Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we seek to benefit from the U.K. research and development tax credit cash rebate regimes. The amount of benefits received depends on whether we qualify for a tax credit either as a Small and Medium Enterprise, or the SME, or under the Research and Development Expenditure Credit, or the RDEC, program. The RDEC program provides a lower tax credit than the SME program. Under the RDEC scheme, we are able to surrender some of our trading losses that arise from qualifying research and development activities for a cash rebate of up to 10.53% (or, from April 2023, 15%) of such qualifying research and development expenditure. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive income. Based on criteria established by HM Revenue & Customs, or HMRC, we expect a portion of expenditures being carried out in relation to our pipeline research and development, clinical trials management and manufacturing development activities to be eligible for the RDEC regime for the year ended December 31, 2022. We will assess whether it is possible to qualify under the more favorable SME regime for future accounting periods, but we may not qualify.

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

Shareholder protections found in provisions under the U.K. City Code on Takeovers and Mergers, or the Takeover Code, no longer apply because our place of management and control is now considered to be outside the United Kingdom.

Following changes to our board of directors on March 30, 2023, our place of central management and control is no longer in the United Kingdom. Accordingly, we are no longer subject to the Takeover Code and, as a result, our shareholders are no longer entitled to the benefit of certain takeover offer protections provided under the Takeover Code. The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. In particular, we are no longer subject to the rules regarding mandatory takeover bids. The following is a brief summary of some of the most important rules of the Takeover Code:

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

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because we and other pharmaceutical companies have experienced significant securities price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

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

English law provides that a board of directors may only allot shares (or rights to subscribe for or convertible into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. We have obtained authority from our shareholders to allot additional shares for a period ending June 27, 2027, which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We have obtained authority from our shareholders to allot additional shares for a period ending June 27, 2027, which disapplication will need to be renewed upon expiration (i.e., at least every five years), but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and development of the company.

Freeline Therapeutics Limited was incorporated under the laws of England and Wales in March 2015. In connection with our IPO, (i) Freeline Therapeutics Holdings Limited was incorporated under the laws of England and Wales in April 2020 as a private limited company with nominal assets and liabilities and the shareholders of Freeline Therapeutics Limited exchanged each of the shares held by them in Freeline Therapeutics Limited for the same number and class of newly issued shares of Freeline Therapeutics Holdings Limited pursuant to a share exchange agreement and, as a result, Freeline Therapeutics Holdings Limited became the sole shareholder of Freeline Therapeutics Limited, (ii) we incorporated Freeline Holdings (UK) Limited, a new wholly owned subsidiary that later became the direct holding company of Freeline Therapeutics Limited and (iii) we re-registered as a public limited company and changed our name to Freeline Therapeutics Holdings plc in July 2020. On August 11, 2020, the different classes of our issued share capital were converted into a single class of ordinary shares and various classes of deferred shares, and we completed our IPO on the Nasdaq Global Select Market. Our ADSs are traded on the Nasdaq Capital Market under the symbol FRLN. Our ordinary shares are not listed.

Our registered office is located at Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2BP, United Kingdom and our telephone number is +44 (0)1438 906870. Our website address is www.freeline.life. The information contained on or accessible through our website is not incorporated by reference into this Annual Report, and you should not consider any information contained on, or that can be accessed through, our website as part of this Annual Report. We have included our website address as an inactive textual reference only. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as our company, at www.sec.gov.

Our agent for service of process in the United States is Freeline Therapeutics, Inc. c/o CT Corporation, Corporation Trust Center, 1209 Orange Street Wilmington, DE 19808.

Our actual capital expenditures for the years ended December 31, 2022, 2021 and 2020 amounted to $7.0 million, $4.3 million and $2.4 million, respectively. These capital expenditures primarily consisted of purchases of property and equipment, which largely consisted of operating and lab equipment to be used in new lab spaces in both the United Kingdom and Germany. We expect our capital expenditures to decrease in the near term as we have purchased the property and equipment to be used in our new office and lab space in the United Kingdom. We anticipate our capital expenditures in 2023 will be financed from our existing cash and cash equivalents.

4.B. Business Overview

We are a clinical-stage biotechnology company with the ambition of developing transformative adeno-associated virus, or AAV, vector-mediated gene therapies. We are dedicated to improving patient lives through innovative, potential one-time treatments for chronic debilitating diseases. We use our proprietary, rationally designed AAV vector and capsid along with novel promoters and transgenes to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. Our pipeline includes a program in the clinic for Gaucher disease, deprioritized product candidates in Fabry disease and hemophilia B and research programs targeting novel applications for gene therapy, for which we have, through owned and in-licensed intellectual property rights, development and worldwide commercial rights.

Our differentiated platform uses our proprietary, rationally designed AAV capsid, which we refer to as AAVS3. We have optimized our capsid to preferentially deliver a therapeutic gene of interest to the human liver, and thereby cause the expression of the necessary protein to address a targeted disease. AAVS3 was developed at University College London, or UCL, by a team led by our founder, Prof. Amit Nathwani. In preclinical settings, the AAVS3 capsid has been observed to have significantly higher transduction efficiency in human liver cells as compared to wild-type AAV serotypes used in many other gene therapy programs, including AAV5, AAV6, AAV8 and others. We are able to further enhance the potency of our AAVS3 vector platform through the manufacturing processes and analytic methods we developed and optimized with employees of our former German subsidiary, Freeline Therapeutics GmbH. We believe the combination of our proprietary capsid and our rights and access to these chemistry, manufacturing and controls, or CMC, processes and methods allows us to produce gene therapy product candidates that have the potential to drive higher levels of protein expression than comparable programs have demonstrated in the clinic to date.

We and our former subsidiary invested a significant amount of time and resources in developing optimized assays and CMC processes that we believe help us to produce high quality product candidates. We have a scaled manufacturing process which we believe has the ability to consistently and efficiently produce gene therapy product candidates at commercial scale and competitive cost. As a result of the differentiated potency of our platform, we believe we are able to administer our product candidates at lower doses for a given level of protein expression, with potential benefits in safety and cost of goods. This advantage also gives us the opportunity to address conditions that are not currently amenable to first-generation gene therapy because of the high levels of protein expression required to treat such diseases.

Gaucher disease is currently primarily managed with enzyme replacement therapies, or ERTs. These current methods of treatment do not provide sustained normalization of protein levels and, as a result, require burdensome lifelong recurrent intravenous, or IV, infusions. We believe that our gene therapy product candidate FLT201, which is designed to deliver persistent functional protein levels, has the potential over time to generate improved clinical outcomes for patients with Gaucher disease. If achieved, this would provide clear differentiation from existing therapies as well as from other gene therapies currently in development for this indication. Our gene therapy product candidates (including our deprioritized candidates FLT190 and FLT180a) target the liver in order to cause the production of proteins that are released in the bloodstream at levels sufficient to have a therapeutic benefit. Since we use our proprietary AAVS3 capsid in each of these product candidates, we believe that the modularity of our platform will allow the development of each product candidate to inform the next one, and that our clinical program for Gaucher disease Type 1 will therefore benefit from the experience we gained in developing FLT190 and FLT180a.

We are developing our product candidate FLT201 for the treatment of Gaucher disease Type 1. Based on data from our studies in in vitro and in vivo animal models, as well as the results from our clinical trials of FLT180a and FLT190, we believe that this product candidate has the potential to provide sustained normal protein levels following a one-off treatment for Gaucher disease Type 1 patients. We have developed a proprietary more stable variant of glucosylceramidase beta, or GBA, the missing protein in Gaucher disease, which has a more than 20-fold longer half-life within the cell than the wild-type GBA protein typically administered to Gaucher patients as ERT. In our animal studies against a wild-type GBA construct, FLT201 has demonstrated that the more stable variant of GBA achieves higher uptake into the organs and tissues most affected by Gaucher disease, including the spleen, liver, lung and bone. FLT201 has received orphan drug designation from the FDA and the European Commission. All of our product candidates to date, including FLT201, use our AAVS3 capsid and our advanced CMC platform, which enabled us to move this candidate from the research stage to preliminary lead candidate identification within 18 months. We initiated the Phase 1/2 GALILEO-1 dose-finding clinical trial for this program in December 2021 and expect to report initial safety and biomarker data from the first cohort in the third quarter of 2023.

In March 2023, we assessed our strategic priorities based on our current financial position and the capital needs associated with advancing two clinical-stage programs in parallel. Following the assessment, we decided to pause development of our product candidate FLT190 for the treatment of Fabry disease despite encouraging data to date to focus our resources on the development of FLT201, which we believe has the potential to be a first- and best-in-class gene therapy for Gaucher disease type 1. We expect to close our Phase 1/2 MARVEL-1 clinical trial, enroll all three patients who received FLT190 in MARVEL-1 in our separate MARVEL-2 long-term clinical study and stop all non-essential spending on FLT190 in order to redirect those resources to FLT201. In July 2019, we began recruiting patients for our Phase 1/2 MARVEL-1 dose-finding clinical trial to evaluate the safety and efficacy of FLT190 for the treatment of Fabry disease, which we refer to as our Phase 1/2 MARVEL-1 clinical trial. The first three patients in this trial were dosed in August 2019, June 2021 and September 2022, respectively. Preliminary data from our Phase 1/2 MARVEL-1 clinical trial demonstrated that a single administration of a low dose of FLT190 was generally well-tolerated and led to a three to four-fold increase over baseline in plasma α-Gal A activity. In the first patient dosed, this increase was achieved by week four and was sustained through the data cutoff at week 20. The first patient dosed continued to show stable elevated α-Gal A expression at 0.8 nmol/hr/mL at 36 months post treatment which is approximately a 3-fold increase compared to the patient’s baseline level. The second patient dosed experienced a sustained increase in plasma α-Gal A expression to near normal levels, from 0.0 nmol/hr/mL at baseline to an average of 3.4 nmol/hr/mL from weeks six to 24, and has maintained stable levels up to one year after treatment. FLT190 has received orphan drug designation from the FDA and the European Commission.

We benefit from the experience we gained in developing FLT180a, our deprioritized gene therapy candidate for people with hemophilia B, in two Phase 1/2 clinical trials. In 2020, we completed our Phase 1/2 B-AMAZE clinical trial of FLT180a. In December 2021, we initiated our Phase 1/2 B-LIEVE dose confirmation clinical trial to confirm the dose and immune management regimen. In July 2022, we presented safety and initial efficacy data from the first dose cohort in the B-LIEVE trial at the International Society on Thrombosis and Haemostasis, or ISTH, Congress held in London, United Kingdom, and the New England Journal of Medicine published positive long-term follow-up data for up to 3.5 years from the B-AMAZE trial. Following a previously announced review of strategic options for FLT180a in November 2022 we decided to prioritize the development of our other product candidates and not invest in further development of FLT180a without a partner.

From our founding in 2015, we invested in our CMC capability and operations, and believe we and our former subsidiary have developed processes that can efficiently provide high product quality. On February 8, 2023 we closed the sale of Freeline Therapeutics GmbH to Ascend Gene and Cell Therapies Ltd., or Ascend, a specialist biopharma CMO with operations in the United Kingdom and the United States, extending our cash runway through key data readouts and enhancing our ability to achieve our near- and long-term goals. At closing we assigned certain patents and know-how related to chemistry, manufacturing and controls capabilities and technologies, including these manufacturing platform processes, and other intellectual property rights to Ascend. Ascend granted us a non-exclusive, royalty-free, perpetual, irrevocable, worldwide license back of the assigned rights necessary to develop or commercialize our current product candidates. We also agreed to utilize, and Ascend agreed to make exclusively available to Freeline, no fewer than 15 full-time employee equivalents, or FTEs, per annum to provide certain services in the area of development and manufacturing to us for a guarantee period of 18 months. These agreements allow us to maintain rights to use these manufacturing platform processes to develop and commercialize our current product candidates and flexible access to the analytical and process development capabilities and dedicated personnel of our former subsidiary.

Our founder and senior executives are leaders in gene therapy, rare diseases and AAV biology, and we are affiliated with leading scientific and medical institutions in the field of gene therapy for rare diseases, including UCL and The Royal Free Hospital, or the RFH. Our founder and Clinical and Scientific Adviser, Prof. Amit Nathwani, is a senior faculty member and clinical investigator at UCL and director of the hemophilia center at the RFH. He developed the first successful liver-directed AAV gene therapy for hemophilia B, which led to two New England Journal of Medicine publications (published in 2011 and 2014) and has produced sustained and durable FIX levels in patients that have lasted over nine years. Prof. Nathwani’s research team at UCL developed our proprietary AAVS3 capsid, as well as other critical elements of our gene therapy platform. Our CEO, Michael J. Parini, has extensive experience as a public company biotechnology executive through serving as Executive Vice President and Chief Administrative, Legal and Business Development Officer of Vertex Pharmaceuticals, Inc. and in multiple leadership roles within Pfizer Inc.’s global legal team, including Senior Vice President and Associate General Counsel. Our international team of employees has relevant expertise from prior experience in gene therapy and rare disease companies, academic research laboratories, global CROs, and professional services organizations. With operations in key biotechnology centers in the United States and the United Kingdom, we believe we have access to the global talent pool necessary to continue to grow and develop our organization.

Background on Gene Therapy

Gene therapies are a transformative class of medicines targeting diseases driven by underlying genetic mutations typically in one specific gene. By using viral vectors, gene therapies deliver a functional copy of the defective gene into a patient’s cells, systemically or to a targeted organ. By introducing recombinant DNA with a functional copy of the gene into a patient’s cells, gene therapies overcome the effects of the defective, disease-causing gene and modulate protein production and cellular function to provide a therapeutic and clinical benefit. Through a single administration, gene therapies hold the promise of achieving a one-time treatment in chronic or life-threatening diseases, improving the clinical outcome of patients beyond the current standard of care.

Multiple gene therapies have been approved for commercial sale over the last several years, demonstrating the potential of this class of medicines to address a number of rare monogenic diseases with considerable unmet need. These approved gene therapies include Strimvelis by GlaxoSmithKline plc, or GSK, a product now owned by Orchard Therapeutics plc, Zolgensma by AveXis Inc. (a wholly-owned subsidiary of Novartis International AG, or Novartis), Luxturna by Spark Therapeutics, Inc., or Spark Therapeutics (a wholly-owned subsidiary of Roche), Zynteglo by bluebird bio, Inc., Libmeldy by Orchard Therapeutics, Roctavian by BioMarin Pharmaceutical Inc., or BioMarin, and Hemgenix by uniQure N.V. (licensed to CSL Behring). In addition, dozens of sponsors are currently developing genetic medicines for a variety of conditions using different mechanisms of action, including lentiviral ex vivo gene therapy, which delivers DNA ex vivo to cells extracted from and then reinfused into the patient, in vivo AAV-based gene therapy, which delivers DNA encoding for the gene of interest in vivo to various target organs, and non-viral gene therapy platforms using clinically validated lipid nanoparticles to deliver covalently closed-ended DNA constructs.

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

We believe that our liver-directed AAV gene therapy platform has the potential to develop innovative, one-time treatments. In addition, the functional transduction efficiency of our AAVS3 vector observed to date in our hemophilia B and Fabry disease human studies suggests our gene therapy platform may be able to address indications that require high levels of protein expression to achieve a therapeutic benefit. As a result, we believe our platform has the potential to expand the current reach of gene therapy and develop one-time treatments for indications beyond the well-known monogenic diseases targeted by many current gene therapy clinical programs. There are three main elements of our gene therapy platform: (i) our capsid and promoter, (ii) our research tools and protein engineering capabilities and (iii) the manufacturing platform processes we developed and optimized with employees of our former German subsidiary, Freeline Therapeutics GmbH.

Capsid and Promoter

Our proprietary, rationally designed capsid, AAVS3, forms the backbone of our gene therapy platform. AAVS3 was developed in the lab of Prof. Nathwani through modification of native serotypes with the aim of improving upon the ability of existing gene therapies to functionally transduce human hepatocytes. From extensive research as well as direct clinical experience from his pioneering use of AAV8 gene therapy for hemophilia B, Prof. Nathwani and his research team at UCL identified gene sequences demonstrating human liver tropism, or affinity. Using these sequences, Prof. Nathwani’s research team generated new capsid candidates by swapping the domains of the capsid variants of interest to produce novel capsid candidates. Screening in human liver cell lines identified the swaps that produced improved functional gene transfer compared to naturally occurring serotypes, such as AAV8. Ultimately, Prof. Nathwani’s research team selected the AAVS3 capsid from several candidates through multiplexed sequential screening in mice xenografted with human liver tissue. All of our promoters, including FRE1, which is used in FLT190, are designed to be liver-selective.

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

We believe the expression capability of our platform will allow us to address diseases that require relatively high protein expression levels such as Gaucher disease in a way that may not be possible to achieve through simple dose escalation with wild-type AAV capsids. In addition, for a given level of required expression, we believe the potency of our product candidates allows for administration at a lower dose, which we believe can enhance tolerability.

Research Tools and Protein Engineering Capabilities

Our vector design efforts range well beyond capsid engineering. Expression cassettes utilized in our product candidates are tailor-made to meet each defined clinical need, taking into account vector quality, tissue targeting, protein stability and specific activity requirements. Our vector design team uses our extensive in-house research and analytic capabilities, as well as protein engineering approaches, to generate libraries of codon optimized sequences and novel promoters and enhancers. These can be combined to produce expression cassette candidates that drive the necessary protein levels and optimized protein activity and can be efficiently manufactured. Importantly, the promoter-enhancer combinations cover a broad range of sizes that enable us to determine an expression cassette length that is within the carrying capacity of an AAVS3 capsid and that also optimizes both potency and quality of the vector. For certain diseases, the amount of therapeutic protein required extends beyond what can be achieved through genetic engineering. To address this limitation, we employed protein engineering approaches, including a rational and in silico design, to generate gain of function, or GoF, protein variants that, among other things, improve the effective activity of the wild-type protein. For example, in our Gaucher disease program, compared to wild-type, we have achieved 10-fold higher half-life in murine serum with 20-fold higher half-life at lysosomal pH, resulting in 20-fold higher plasma activity in vivo, based on our published research to date on our FLT200 program (the predecessor to our FLT201 program).

We have also scaled our assay development and screening activities to support testing and shortlisting of candidate libraries emerging from the vector design and protein engineering activities so that subsequent rounds of design can be performed on a timely basis. In addition to routine cell-based screening assays, our research team has developed screening assays for transfer to GCP laboratories for validation and clinical deployment, various assays for deployment in IND- and CTA-enabling studies, and high-throughput antigen and activity assays. These assays utilize liquid handling systems and miniaturized assay formats that are critical for screening patients for antibodies to our AAVS3 capsid, as well as monitoring the enzymes and proteins that are generated as a result of our gene therapies.

On the translational side of research, we conduct experiments in-house as well as through a global network of leading academic investigators and CROs. We perform in vivo expression experiments in preclinical studies of our product candidates and, as required on a program-by-program basis, functional models to demonstrate safety and efficacy in diseases such as LSDs and new disease targets. In addition to animal model studies, we also use empirically validated and newly developed computational or statistical models to predict and study efficacy, pharmacokinetic and pharmacodynamic profiles to ensure that our lead candidates are optimized before advancing into clinical trials. The diverse experience, background and geographical locations among our collaborators and partners gives us operating flexibility to help develop our projects, including IND- and CTA-enabling studies, using effective tools and methodologies. These are the capabilities that enabled us to develop a novel and proprietary initial product candidate for Gaucher disease within 18 months of initiating the research stage, and which we believe will allow us to develop innovative product candidates for systemic diseases that are not currently addressed by gene therapy.

Manufacturing

Our rights and access to the manufacturing platform processes and related analytics developed and optimized with employees of our former German subsidiary, Freeline Therapeutics GmbH, contribute to the potency and the safety profile of our product candidates. From the founding of our company, we invested in people, time and resources to build CMC expertise and create end-to-end manufacturing processes. The processes are made possible through a set of key capabilities at Freeline Therapeutics GmbH (now Ascend GmbH), ranging from biological starting material optimization and process development to analytical capabilities. The CMC processes, product characterization and manufacturing capabilities benefit from the modularity of the platform processes, where our capsid and production plasmids are leveraged across indications. Each new program is primarily differentiated by the specific transgene for each indication. Due to this modularity, we have effectively leveraged the knowledge gained from our existing programs to optimize the development of each new program, allowing us to advance three programs from research stage to clinical trials within six years of our founding.

The higher potency of our capsid translates directly into lower dose requirements for a given level of expression, and therefore into a smaller number of manufacturing batches required to supply the clinical and, if approved, eventually the commercial, needs of our programs. To date we have manufactured all of our product candidates using a split-packaging plasmid system in an adherent mammalian HEK293T cell line cultured in the iCELLis® bioreactor. This has, in our view, the potential to provide higher quality product candidates than adherent mammalian HEK293 cell lines or insect cell suspension systems by packaging less unwanted host-cell DNA into the capsids and allowing better control of the so-called “full/empty ratio.” We and our former subsidiary also developed a next generation suspension manufacturing platform process for programs with higher dosing requirements. We established the adherent manufacturing platform in two locations in two countries at a CMO, Thermo Fisher Scientific (Brammer and Henogen) but terminated our agreement with Brammer in July 2022 as a result of alleged material breaches by Brammer. See “—Legal Proceedings” below. We are planning to transfer the manufacturing platform processes to CMOs in order to create a working platform of commercial scale and quality. We continue to assess advances in these technologies as they develop and retain flexibility in our development plans to give us the ability to manufacture our products on a platform that is appropriate for each program.

FLT201 for the Treatment of Gaucher Disease Type 1

We are developing our liver-directed gene therapy product candidate, FLT201, for the treatment of Gaucher disease Type 1. In 2019, we selected the candidate with the best efficacy profile among a group of different constructs we examined, and we initiated the Phase 1/2 GALILEO-1 dose-finding clinical trial for this program in December 2021.

Gaucher Disease Overview

Gaucher disease is a rare autosomal recessive condition in which a mutation in the GBA1 gene leads to reduced glucocerebrosidase, or GCase, activity. This causes a failure of metabolism of glycosphingolipids in lysosomes within cells and the build-up of glucocerebroside, or GL-1. This is particularly seen in macrophages, which are transformed into Gaucher cells by the build-up and accumulation in the spleen, liver, bone marrow and, in some forms, also the central nervous system, or CNS. Gaucher disease can be subdivided into Type 1 (somatic, non-neurological), Type 2 (acute, infantile neuronopathic) and Type 3 (chronic neuronopathic). Approximately 90% of patients affected by Gaucher disease in western countries have Gaucher disease Type 1, which manifests as multiple morbidities including enlargement of the spleen and liver, low red blood cells, or anemia, low platelet count, or thrombocytopenia, and bone abnormalities including bone pain and fractures. Bruising, risk of bleeding and fatigue are common due to the thrombocytopenia and anemia. The prevalence of Gaucher disease Type 1 is estimated to be approximately 1.225 in 100,000 live births globally and one in 860 live births in Israel, implying a total population of approximately 18,000 Gaucher disease Type 1 patients in the United States, the five major European markets (United Kingdom, Germany, France, Italy and Spain) and Israel.

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

Although ERT can have significant benefits for patients with Gaucher disease, the treatment can impose a significant burden on them. The infusions usually are administered biweekly and take several hours to prepare and administer (even if performed at home). Another key challenge in the development and delivery of ERT is the stability of the enzyme. The half-life at physiological pH is approximately ten minutes, which limits the amount of enzyme that can have a therapeutic impact and leaves the patient with undetectable amounts of ERT within hours of receiving their treatment. Therefore, biweekly infusions of ERT are needed over a patient’s lifetime.

ERT is a relatively effective treatment for the somatic manifestations of Gaucher disease with improvements in organomegaly and cytopenias. However, the effect on somatic disease outside the reticuloendothelial system, such as skeletal and pulmonary disease, has been less robust. Nearly half of patients who experience bone pain prior to treatment continue to experience bone pain after 10 or more years on ERT, and one study suggests that as many as 68% of patients are affected by lung dysfunction despite ongoing treatment.

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

Although ERTs represent a very important advancement in the treatment of patients with Gaucher disease Type 1, we believe that gene therapy offers the potential for a one-time treatment for Gaucher disease. In addition to our program, there is an AAV gene therapy using an AAV9 capsid and a different gene therapy modality that uses a lentiviral ex vivo gene therapy under clinical development for this indication. This delivers DNA ex vivo to cells extracted from and then reinfused into the patient via hematopoietic stem cell transplantation. We believe another liver-directed AAV gene therapy and a non-viral gene therapy using lipid nanoparticles to deliver covalently closed-ended DNA constructs are in preclinical development.

Our Solution: FLT201 for Gaucher Disease Type 1

We are developing FLT201 for the treatment of Gaucher disease Type 1. Like FLT190, FLT201 leverages AAVS3, our proprietary high-potency adeno-associated virus capsid. To further enhance the potency of our candidate, our protein engineering group developed GCasevar85, a proprietary GCase variant which, compared to wild-type GCase, has a greater than 20-fold increase in half-life in lysosomal pH and a six- to 10-fold increase in half-life in serum, resulting in a 20-fold increase in potency of the vector.

Preclinical Development of FLT201

In a platform presentation at the WORLDSymposiumTM in February 2021, we shared data which demonstrated preclinical proof-of-concept for the potential of the program to provide one-time treatments in patients with Gaucher disease Type 1. Included in these data were a demonstration of GCase expression, cellular uptake, tissue penetration, enzymatic activity, and clearance of disease-causing substrate, glucosylsphingosine, or lyso-Gb1.

The preclinical development program for FLT201 has consisted of a GLP-compliant 13-week toxicology study in mice and a study in NHPs. For purposes of the mouse studies, we utilized vectors pseudotyped with AAV8 rather than our AAVS3 capsid because AAVS3 is poor at transducing murine cells. In wild-type mice, FLT201 resulted in robust GCase expression in the liver and sustained GCase secretion into the plasma, with enhanced and sustained GCase uptake observed in key tissues involved in Gaucher disease including spleen, bone marrow and lung, as compared with velaglucerase alfa, a standard-of-care ERT for Gaucher disease. The data demonstrate that GCasevar85 secreted from the liver was taken up by macrophages in the spleen and trafficked to lysosomes. In GBA-deficient mice, restoration of GCase activity after FLT201 injection was observed in difficult-to-reach tissues as shown by decreased levels of disease-causing substrate, lyso-Gb1, increased concentrations of plasma GCase and reduced activated macrophages and inflammation in the lung. In addition, dose-dependent reductions of lyso-Gb1 were observed in all tissues analyzed including bone marrow and lung. In vitro studies demonstrated that GCasevar 85 was taken up by human peripheral blood mononuclear cells, or PBMCs, and macrophages at levels comparable to those seen with ERT. FLT201 treatment in rhesus macaques was well-tolerated with rapid and robust increases in plasma GCase levels which have been sustained for at least 24 months post dose. Evaluation of liver and spleen tissues at six months demonstrated uptake of GCase from the plasma into the Kupffer cells of the liver and macrophages of the spleen, including its red pulp and more abundantly within its germinal centers. There were no treatment-related adverse findings in the mice or in NHP studies including during the post-dose observational period up to 24 months in animals retained for long-term study. Considered in totality, we believe that these data indicate FLT201 was well-tolerated and may be able to deliver sustained GCase expression and uptake in difficult-to-reach tissues, such as bone marrow and lung, as evidenced by the substrate clearance.

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

We are conducting our Phase 1/2 GALILEO-1 dose-finding trial in two parts. In Part 1 of the clinical trial, we aim to determine the level of GCase expression achieved with ascending doses of FLT201. We will enroll approximately twelve PTPs. Part 2 of the clinical trial will focus on the biological activity of a dose selected for further development following Part 1 and will enroll approximately six PUPs who have not previously received ERT or SRT. The main objective of the trial is to evaluate the safety of FLT201. The trial will also evaluate, among other things, changes from baseline in plasma and leukocyte GCase activity, Lyso-Gb1 levels in plasma, efficacy endpoints (including hemoglobin and platelet levels) as well as immune response to the treatment. While we have an active IND for FLT201 for the treatment of Gaucher disease Type 1, we currently are planning to conduct our Phase 1/2 GALILEO-1 dose-finding trial initially in Europe, Israel and South America.

We are planning to test up to four doses in Part 1 of the clinical trial, namely 4.5e11, 1.3e12, 3.9e12 and 1.1e13 vg/kg, with a four-week stagger between dosing patients. The DMC may recommend a higher or lower dose depending on emerging safety, tolerability, pharmacokinetic, pharmacodynamic and efficacy data, and depending on dose response in the initial cohorts, we may not ultimately need to escalate to the higher doses. We are working with approximately 15 clinical trial sites across seven countries, with seven sites now fully enabled to dose patients and another three sites expected to become fully enabled in the next month. We expect to report initial data, including assessments of safety and enzyme activity, from the first cohort in the third quarter of 2023. The initial goal of the program is to achieve in patients a supraphysiological level of plasma GCase activity, which, based on our preclinical data, we believe could lead to the potential mitigation of the effects of Gaucher disease Type 1 beyond that currently provided by ERT and SRT. The following graphic illustrates our dosing approach with respect to FLT201, with at least two and up to three patients in each cohort.

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

FLT190 for the Treatment of Fabry Disease

In March 2023, following an assessment of our strategic priorities based on our current financial position and the capital needs associated with advancing two clinical-stage programs in parallel, we decided to focus our resources on the development of FLT201 and pause development of our product candidate FLT190 for the treatment of Fabry disease. We expect to close our Phase 1/2 MARVEL-1 clinical trial, enroll all three patients who received FLT190 in MARVEL-1 in our separate MARVEL-2 long-term clinical study and stop all non-essential spending on FLT190 in order to redirect those resources to FLT201.

Our Phase 1/2 MARVEL-1 clinical trial is a dose-escalation clinical trial to evaluate the safety and efficacy of FLT190 in patients with Fabry disease. We dosed our first patient in the Phase 1/2 MARVEL-1 clinical trial in the third quarter of 2019, our second patient in the second quarter of 2021 and our third patient in the third quarter of 2022.

Fabry Disease Overview

Fabry disease is a rare, X-linked disease characterized by a congenital error of glycosphingolipid metabolism caused by mutations in the GLA gene that encodes the α-Gal A enzyme, responsible for the breakdown of glycosphingolipids. Deficiency of α-Gal A results in the accumulation of glycosphingolipids, such as Gb3 and its deacetylated form globotriaosylsphingosine, or Lyso-Gb3, that are associated with the pathophysiology of the disease.

There are many genetic mutations underlying Fabry disease. The disease can be divided into two categories: classic phenotype, the most severe form of the disease, and a late-onset form of the disease, which is characterized by a more variable disease course, in which patients may be less severely affected. Disease manifestations may be limited to a single organ such as the kidneys or the heart.

Fabry disease is associated with major disability, organ failure and premature death, generally before the age of 60 years. Late-onset variants present later in life with organ dysfunction which can be as severe as in the classic form of the disease, but without the classical symptoms of pain, sweating abnormalities, corneal verticillata and angiokeratoma.

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

Although ERT provides therapeutic benefit and can reduce Gb3 substrate levels and extend a patient’s life expectancy, ERT requires regular and frequent infusions throughout a patient’s life. Patients prescribed ERT generally receive an infusion every other week. However, because of their suboptimal pharmacokinetics and very short half-life of a few hours, ERTs only temporarily increase plasma enzyme levels, which can result in inconsistent delivery of the needed enzyme to the affected cells. As a result, patients with Fabry disease who are prescribed ERT may continue to have damaging substrate accumulation and disease progression, including ongoing decline in renal function, potentially resulting in renal failure, cardiovascular disease and ongoing debilitating pain including periods of severe pain crisis. Some physicians anecdotally report that patients can have recurrence of symptoms as the therapeutic effect of ERT wanes between biweekly treatments. In addition, because ERTs are not curative and only slow, but do not halt, the progression of disease, patients can deteriorate and the healthcare system incurs significant costs associated with recurring medical interventions. Furthermore, studies have shown that approximately 40% of male patients with the classic Fabry disease phenotype can develop anti-α-Gal A antibodies also known as anti-drug antibodies, possibly reducing the effect of the ERT taken.

Our Solution: FLT190 for Fabry disease

In March 2023, we decided to pause development of our product candidate FLT190 for the treatment of Fabry disease. Nonetheless, we believe FLT190 has the potential to provide sustained levels of functional α-Gal A at a lower vector dose than other gene therapy programs for this indication. To our knowledge, there are two other gene therapy programs for this indication currently in the clinic, including an AAV liver-directed gene therapy using an AAV6 capsid and another AAV gene therapy with a capsid directed to the liver and tissues affected by the disease, including the heart. We believe one other AAV gene therapy and a program based on allogeneic human cells genetically modified to secrete hGLA are in preclinical development. A lentiviral-based gene therapy program in clinical development for the disease was deprioritized by its sponsor in January 2022.

Preclinical Development of FLT190

The preclinical development program for FLT190 consisted of in vitro and in vivo pharmacodynamic studies in α-Gal A-knockout, or GLAko, mice and single-dose GLP-compliant 13- and 26-week toxicology/biodistribution studies in NHPs followed by an ongoing long-term tolerability study with an observation period of up to 60 months. For purposes of the mouse studies, we utilized vectors pseudotyped with AAV8 rather than our AAVS3 capsid because AAVS3 is poor at transducing murine cells.

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

Toxicology studies in NHPs showed that a single IV injection of FLT190 (at 6e12 vg/kg and 3e13 vg/kg) was generally well-tolerated. At the levels reached, there were no adverse findings following dosing or during the post-dose observational period for 13 weeks or 26 weeks, or at 48 months in the long-term tolerability study.

Clinical Development of FLT190

We currently have ongoing our Phase 1/2 MARVEL-1 clinical trial of FLT190 and an ongoing long-term follow-up study for FLT190, which we refer to as our MARVEL-2 long-term clinical study. In MARVEL 2 we will conduct follow-up on patients from our Phase 1/2 MARVEL-1 clinical trial for a period of at least five years following dosing in the Phase 1/2 MARVEL-1 clinical trial. FLT190 has received orphan drug designation from the FDA and the European Commission.

Phase 1/2 MARVEL-1 Clinical Trial: First-in-human, Dose-finding Study

Our Phase 1/2 MARVEL-1 clinical trial is a baseline-controlled, non-randomized, open-label, single ascending dose clinical trial of a novel AAV vector, FLT190, in patients with Fabry disease.

We were conducting our Phase 1/2 MARVEL-1 clinical trial in two parts. In Part 1 of the clinical trial, we aimed to demonstrate that α-Gal A expression can be achieved with ascending doses of FLT190. We planned to enroll up to twelve PTPs. Part 2 of the clinical trial was to focus on the biological activity of a dose selected for further development following Part 1 and was to enroll up to three additional PUPs who have not previously received ERT or chaperone therapy. The main objective of the trial was to evaluate the safety of FLT190 at the planned dose. The trial was to also evaluate, among other things, efficacy endpoints (including changes from baseline in α-Gal A in plasma and in Gb3 and Lyso-Gb3 in plasma and urine), as well as immune response to the treatment. We conducted our Phase 1/2 MARVEL-1 clinical trial initially in Europe.

We planned to test up to four doses in Part 1 of the clinical trial, namely 7.5e11, 1.5e12, 4.5e12 and 1.3e13 vg/kg, although depending on dose response in the initial cohorts, we may not have ultimately needed to escalate to the higher doses. The initial goal of the program was to achieve continuous production of α-Gal A to achieve steady-state, efficacious levels of plasma α-Gal A activity which we believe would make patients independent of the need for ERT. We chose a low starting dose for safety reasons in this first human study and first-ever use of in vivo gene therapy in Fabry disease. The following graphic illustrates our planned dosing approach with respect to FLT190, with at least two and up to three patients in each cohort.

Once the PTPs had been treated at all dose levels, we planned to assess tolerability and determine α-Gal A levels at three months post-FLT190 administration. Based on those findings, we anticipated selecting a dose for a Phase 3 clinical trial in PTPs and Part 2 of the Phase 1/2 clinical trial. For Part 2, a single cohort of three PUPs was to be enrolled at the selected dose level, and the efficacy of FLT190 was to be assessed based on the change, relative to baseline, over a period of nine months (approximately six months at plateau levels of α-Gal A) in a number of relevant parameters, including α-Gal A levels, Gb3/Lyso-Gb3 clearance, baseline assessment of Gb3 in renal and skin biopsies, renal and cardiac function, α-Gal A immune response, quality of life assessment and patient reported outcomes.

Preliminary Data from Our Phase 1/2 MARVEL-1 Clinical Trial

As of February 28, 2023, two patients were dosed with FLT190 in the first dose cohort of our Phase 1/2 MARVEL-1 clinical trial and one patient was dosed in the second dose cohort.

As the Phase 1/2 MARVEL-1 clinical trial is still ongoing, the data presented below is preliminary data extracted from trial case report forms and is subject to quality control processes. In connection with customary quality control processes, it is possible that items may be identified that would require adjustments to the preliminary data presented below. Accordingly, any final clinical data may differ from the preliminary data presented below, and any such differences could be material.

The first patient was administered FLT190 in August 2019 at a dose of 7.5e11 vg/kg. The infusion was well-tolerated with no infusion-related reaction, and no dose-limiting toxicity events, or DLTs, have been observed as of August 26, 2022.

Trough α-Gal A level measurements, taken prior to each subsequent administration of ERT, allow us to track endogenous FLT190-related α-Gal A production. Plasma α-Gal A activity rose from a baseline trough of 0.3 nmol/hr/mL to 1.2 nmol/hr/mL by week four. The patient restarted ERT from week six as the α-Gal A levels remained below the lower threshold of normal and some peripheral nerve-related symptoms were reported. The first patient dosed continued to show stable elevated α-Gal A expression at 0.8 nmol/hr/mL at 36 months post treatment which is approximately a 3-fold increase compared to the patient’s baseline level. These results indicate that a liver-directed AAV gene therapy can produce enzymatically-active α-Gal A in plasma.

The second patient dosed in June 2021, also in the lowest-dose cohort, experienced a sustained increase in plasma α-Gal A expression to near normal levels, from 0.0 nmol/hr/mL at baseline to an average of 3.4 nmol/hr/mL from weeks six to 24. As of August 26, 2022, the patient remained off ERT and has maintained stable levels up to one year after treatment. The total vector genome dose the second patient received (6.0375e13 vg) was approximately 40% higher than the first patient’s dose (4.125e13 vg) due to differences in the patients’ weights. The second patient saw an approximately 400% increase in enzyme levels compared with the first patient.

The third patient was dosed in September 2022 at a dose of 1.5e12 vg/kg. The infusion has been well-tolerated with no signs of increased cardiac risk to date.

FLT190 Safety Profile

As of August 26, 2022, we observed two SAEs considered related to FLT190 in the first patient treated in our FLT190 clinical trial, namely an increase in ALT levels and a grade two myocarditis marked by mild chest pain, a change in electrocardiogram and a transient elevation in high-sensitivity troponin-T levels. Each of these SAEs was observed eight weeks after the infusion of FLT190. As of August 26, 2022, there were no observed adverse events higher than Grade 1 (mild) in the second patient treated in our FLT190 clinical trial other than a common cold reported as moderate in severity.

The first patient has classic Fabry disease with evidence of cardiac involvement at baseline. At a routine site visit, the patient reported some mild chest pain. An electrocardiogram, or ECG, showed some new changes compared to baseline and a minimally elevated troponin-T level. The patient was allowed to return home after cardiology assessment and an outpatient cardiac magnetic resonance imaging, or MRI, was scheduled as follow-up. Three days later, an elevated ALT level was found on routine monitoring that was deemed to be an episode of gene therapy related transaminitis and the patient was brought back to hospital for treatment with IV methylprednisolone and tacrolimus in accordance with the trial protocol. On admission to the hospital, a significant troponin-T spike was also detected. A repeat cardiac MRI showed no significant changes compared to baseline or evidence of myocarditis. The patient’s troponin-T elevation and ECG changes settled within four days of first detection. The patient’s ALT elevation resolved after three weeks. The patient began to taper off the prophylactic steroid regimen in accordance with the protocol. We believe the similar timing of the transaminitis and the elevation in troponin-T suggest that both were caused by a related immune-mediated response to FLT190. Approximately 50% of patients with an underlying history of Fabry-related cardiac disease may have evidence of immune-mediated myocarditis on cardiac biopsy, and approximately 40% of Fabry patients will have elevated troponin-T at baseline. There has been no apparent reduction in α-Gal A activity associated with the transient increase in ALT levels in this patient. The patient has experienced no enduring clinical sequelae of the myocarditis episode. Ventricular functioning in the heart remained normal throughout with cardiac magnetic resonance imaging showing no evidence of scarring on follow-up at one, two and three years after dosing.

The second patient has classic Fabry disease with a history of cardiac disease and on routine weekly monitoring (per protocol), an incidental finding of changes in cardiac markers, troponin-T and electrocardiogram was observed, although the patient was asymptomatic. After evaluation, these findings were determined to be consistent with mild and transient myocarditis. The second patient’s troponin-T levels have since reverted to baseline, and the electrocardiogram remained stable as of August 26, 2022. Ventricular functioning in the patient’s heart has remained normal throughout treatment. The patient has not experienced transaminitis requiring treatment under our current immune management regimen.

The DMC conducted a comprehensive review of safety and efficacy data from the two patients in October 2021, including an independent cardiology assessment of all data, and recommended dosing a third patient in the first cohort at the same 7.5e11 vg/kg dose level with additional cardiac monitoring, to be followed by an additional DMC meeting. We engaged with regulatory authorities to update the study protocols and trial design for FLT190. In a subsequent DMC meeting in March 2022, the DMC revised its prior recommendation and recommended dosing the third patient in the second cohort at the 1.5e12 vg/kg dose level, with additional cardiac monitoring, which was to be followed by an additional DMC meeting. We dosed the third patient in September 2022.

In consultation with Fabry disease experts, before dosing the second patient, we modified the trial protocol, and the prophylactic immune management regimen was aligned with the regimen being used in our other programs at the time: oral prednisolone and tacrolimus beginning at day 21 and continuing on for a short duration followed by close monitoring for transaminitis so it can be treated promptly if required. In addition, we also evaluate troponin-T levels during the Phase 1/2 MARVEL-1 clinical trial at regular pre-specified intervals.

MARVEL-2 Long-term Clinical Study

All patients who receive FLT190 in our Phase 1/2 MARVEL-1 clinical trial will also be invited to enroll in our separate MARVEL-2 long-term clinical study in which we will assess long-term safety and efficacy for a period of at least five years after infusion with FLT190 in the Phase 1/2 MARVEL-1 clinical trial.

Efficacy of FLT190 will be assessed in our MARVEL-2 long-term clinical study based on the change, relative to baseline from the preceding Phase 1/2 MARVEL-1 clinical trial, in a number of relevant clinical parameters, including skin and renal biopsies, α-Gal A expression, substrate and toxic metabolite levels, renal function, cardiac imaging and CNS imaging. The main objective of the MARVEL-2 long-term clinical study is to evaluate the long-term safety of FLT190 following the initial dosing in the Phase 1/2 MARVEL-1 clinical trial at the planned dose. The MARVEL-2 long-term clinical study will also evaluate, among other things, efficacy endpoints, immune response, quality of life and healthcare utilization. We will continue the MARVEL-2 long-term clinical study to continue monitoring safety and efficacy in patients treated with FLT190 in our Phase 1/2 MARVEL-1 clinical trial.

FLT180a for the Treatment of Hemophilia B

FLT180a is intended for the treatment of patients with moderate or severe hemophilia B. The aim of FLT180a treatment is to provide hemophilia B patients with predictable and sustained FIX activity expression at protective levels over time, thereby addressing a clear unmet medical need in these patients. FIX is an essential protein for normal coagulation or clotting of the blood. Mutations in the gene for FIX can impair the functioning of the FIX protein, resulting in the bleeding disorder known as hemophilia B. This disorder can be classified as mild, moderate or severe, depending on the plasma levels of functional FIX.

In 2020, we completed our Phase 1/2 B-AMAZE clinical trial of FLT180a, which was sponsored by UCL and funded by Freeline. In December 2021, we initiated our Phase 1/2 B-LIEVE dose confirmation trial to confirm the dose and immune management regimen. In July 2022, we presented safety and initial efficacy data from the first dose cohort in the Phase 1/2 B-LIEVE dose confirmation trial at the International Society on Thrombosis and Haemostasis, or ISTH, Congress held in London, United Kingdom. We also announced that the availability of other treatment options and the need to prioritize our valuable resources dictated that we evaluate strategic options for FLT180a. In November 2022, we announced that following this review of strategic options, we decided to prioritize the development of our other candidates and not invest in further development of FLT180a without a partner. We will continue our long-term follow-up self-sponsored study to continue monitoring FIX activity and safety in patients treated with FLT180a in our Phase 1/2 clinical trials.

Manufacturing

We have rights and access to two high quality AAV manufacturing platform processes developed and optimized with employees of our former German subsidiary, Freeline Therapeutics GmbH, towards vector potency, yield and lowest possible levels of replication-competent AAV, or rcAAV, which we believe provides us with a significant competitive advantage. We designed the differentiated manufacturing platform processes to facilitate the efficient development of product candidates by utilizing a modular structure and leveraging in-house capabilities, ranging from protein engineering to vector cassette design, and biological starting material engineering, process and analytical development capabilities at Freeline Therapeutics GmbH. We believe these manufacturing platform processes are capable of generating high product quality and potency both for toxicology studies and clinical trials of our product candidates, and also at commercial scale.

On February 8, 2023 we closed the sale of Freeline Therapeutics GmbH to Ascend Gene and Cell Therapies Ltd., or Ascend, a specialist biopharma CMO with operations in the United Kingdom and the United States. At closing we assigned certain patents and know-how related to chemistry, manufacturing and controls capabilities and technologies, including these manufacturing platform processes, and other intellectual property rights to Ascend. Ascend granted us a non-exclusive, royalty-free, perpetual, irrevocable, worldwide license back of the assigned rights necessary to develop or commercialize our current product candidates. We also agreed to utilize, and Ascend agreed to make exclusively available to Freeline, no fewer than 15 full-time employee equivalents, or FTEs, per annum to provide certain services in the area of development and manufacturing to us for a guarantee period of 18 months. These agreements allow us to maintain rights to use these manufacturing platform processes to develop and commercialize our current and deprioritized product candidates and provide flexible access to the analytical and process development capabilities and dedicated personnel of our former subsidiary.

Differentiated Manufacturing Platform Processes

We and our former subsidiary developed two manufacturing platform processes: one based on adherent mammalian cell lines, and the other based on suspension human cell lines. We established the adherent manufacturing platform process at Brammer in Cambridge, Massachusetts but terminated our agreement with Brammer in July 2022 as a result of alleged material breaches by Brammer. See “—Legal Proceedings” below. We are planning to transfer the manufacturing platform processes to CMOs in order to create a working platform of commercial scale and quality. We continue to assess advances in these technologies as they develop and retain flexibility in our development plans to give us the ability to manufacture our products on a platform that is appropriate for each program.

Our Adherent Manufacturing Platform

We believe that the adherent mammalian cell manufacturing platform has the potential to produce more potent and higher quality vectors than the insect cell derived baculovirus platform sometimes used in AAV gene therapy manufacturing. This is demonstrated in our view by the approximately ten- to 30-fold higher doses required to achieve the same FIX expression in hemophilia B patients dosed with insect cell derived vectors as compared with those dosed with mammalian cell derived vectors, as seen in published data across various hemophilia B programs. The molecular design of the plasmids we use in combination with the use of human HEK293T cells for AAV manufacturing is aimed at ensuring a natural regulation of the AAV genes, which, in turn, is designed to promote high vector potency and improved vector quality.

We and our former subsidiary developed a split-packaging plasmid system, which we refer to as the two-plasmid transfection system, which consists of a plasmid containing the AAV rep and helper virus genes, and a product specific plasmid containing the AAV cap gene and the AAV vector comprising the expression cassette including the product-specific transgene. This system facilitates modularity of the platform because only the second plasmid needs to be adapted by a simple “plug-and-play” approach to support another program. The modularity of the plasmids, in turn, is designed to minimize the cost and time investment required to initiate new programs and develop additional product candidates. Splitting AAV genes between two plasmids also significantly reduces the likelihood for formation of rcAAV, which we believe should be kept to a minimum to help improve a vector’s safety profile. In addition, splitting the AAV genes enables the user to improve overall vector yields several-fold when compared to more conventional plasmid systems. Further, the two-plasmid transfection system allows the user to adjust and balance vector genome yield against the vg/capsid ratio, traditionally referred to as the “full/empty ratio,” within a given range. As a result, the user can adjust the vg/capsid ratio on a program-by-program basis.

For programs requiring a vector carrying a large gene, we and our former subsidiary developed a second-generation split-packaging plasmid system to support high yield and quality for large vector genomes. This system increases yields in the adherent manufacturing platform about two-fold and further improves the AAV quality profile, including by reducing rcAAV approximately five-fold and reducing packaging of undesired plasmid-derived sequences that could potentially cause immunogenicity issues for all vector lengths studied to date.

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

iCELLis® Bioreactor System

We selected the iCELLis® bioreactor system for use in the adherent manufacturing platform because it supports manufacturing using HEK293T cells at a commercial scale. Vector quality, potency and per-cell yield were the major strategic drivers in our selection of the iCELLis® bioreactor system. We systematically compared adherent and suspension platform processes for HEK293T and HEK293 cells. These studies also included comparisons between a HEK293 cell suspension cell platform in an early development stage and a suspension cell platform developed by a CRO using two other suspension cell lines, which is referred to as “X” and “XT” in the graphs below and which was optimized toward vector yields at the CRO. The following graph illustrates the superiority of the iCELLis® adherent platform in terms of its ability to minimize unwanted DNA packaging.

The majority of packaged residual host cell DNA, or HCD, of an AAV batch from the adherent manufacturing platform is highly fragmented, which reduces the risk of delivery of functional oncogenes from the cell line. We believe that the higher quality of vector manufactured on adherent cells is at least partially explained by the higher per cell productivity of the adherent platform. We are able to benefit from the advantages of adherent manufacturing without sacrificing yield and potency, as we have determined that the overall yield and potency of vectors manufactured in an iCELLis®500 are comparable to reported 200L suspension bioreactor yields.

Downstream processing, even specific “empty-full” separation steps, cannot eliminate all unwanted packaged DNA and especially not the fraction of unwanted DNA with larger fragment sizes that potentially could deliver functional genes into a patient. As a result, in order to minimize the generation of such unwanted packaged DNA, we have focused on the efficiency of upstream processes and starting materials, which requires a deep understanding of AAV and cell biology. We and our former subsidiary also developed a downstream purification process at commercial scale, which is designed to further reduce process impurities to very low or undetectable levels.

We believe the adherent cell manufacturing platform has the ability to deliver high product quality at scale and at a competitive cost of goods. The platform is able to meet varied production requirements throughout the development pipeline, from product candidate selection to cGMP manufacturing and commercialization requirements. The adherent manufacturing platform is more efficient than many other classic adherent systems because it is less expensive to run on a per-unit basis. This is a result of the high degree of automation and the relatively large batch size. In addition, the adherent manufacturing platform can drive down facility costs as a result of reduced harvest volume and purification costs compared to similar scale traditional suspension cell processes.

Suspension Manufacturing Platform Process

We and our former subsidiary developed a next generation suspension manufacturing platform process for programs with higher dosing requirements. Suspension cell processes rely on single use bioreactors, or SUBs, which can be scaled-up to 2,000L. The maximum scale of a single iCELLis® device for adherent cell culture is 500m², which allows culture of a total number of cells approximately equivalent to that allowed by a classic 200L suspension cell bioreactor in a high productivity setup.

We and our former subsidiary grew the adherent HEK293T and HEK293 cell lines in suspension and tested the productivity and quality against the iCELLis® bioreactor system. The major development objectives were to increase yields per batch and reduce the payload of undesired impurities, while keeping vector quality and potency comparable to that of the adherent cell process. Results from the small scale model suggested the HEK293 cell line as a candidate for further process development and optimization. Ultimately we and our former subsidiary developed a suspension manufacturing platform process with a SUB that is free of animal-derived components, or ADC, and the HEK293 cell line, which is capable of producing vectors of comparable quality to those produced by the adherent manufacturing platform. We and our former subsidiary demonstrated the scalability of the suspension manufacturing platform process up to 200L with one of our product candidates. The ability to scale a suspension cell process to higher volumes with similar or improved yields per liter drives down manufacturing and testing costs on a per batch basis, resulting in a lower cost of goods.

Manufacturing Strategy and Infrastructure

Our manufacturing strategy includes leveraging our relationships with key CMOs and CROs and effective technology transfer to them to secure capacity for our clinical programs.

We established the adherent manufacturing platform at Brammer in Cambridge, Massachusetts. In June 2020, we entered into a dedicated manufacturing and commercial supply agreement with Brammer (part of Thermo Fisher Scientific). In July 2022, we terminated the dedicated manufacturing and commercial supply agreement as a result of alleged material breaches by Brammer. See “—Legal Proceedings” below.

The investigational drug product used in our Phase 1/2 MARVEL-1 clinical trial of FLT190 was manufactured at Henogen (also part of Thermo Fisher Scientific) in Belgium, and the product being used in our ongoing Phase 1/2 GALILEO-1 clinical trial of FLT201 was manufactured at Brammer in Cambridge, Massachusetts. We expected to use higher doses in the FLT190 program and as a result we and our former subsidiary developed the suspension manufacturing platform process discussed above. We are currently evaluating potential CMO partners for clinical manufacturing of future Phase 3 investigational drug product. Regulatory authorities will require both analytical and clinical comparability to be performed as part of the switch to suspension technology. We plan to seek guidance from regulatory authorities with respect to appropriate comparability requirements.

We plan to focus on ongoing enhancement of our manufacturing technology to drive productivity and quality, thus enabling access to larger indications that may require higher volume dose production. We believe further development of our capabilities and flexible access to the analytical and process development capabilities of our former subsidiary will improve our competitive position. In addition, we are engaging with regulators and the AAV manufacturing community to ensure that we can meet or exceed applicable quality and regulatory standards.

Raw Materials

We currently depend on a limited number of suppliers and, in some instances, a sole supplier, for some of the components and equipment necessary for the production of our viral vectors and drug product. In particular, we are dependent on Aldevron LLC for plasmids, and on Pall Corporation for iCELLis® bioreactors and components used in the current adherent cGMP production process. Additionally, the supply of fetal bovine serum, an important raw material for the current adherent production process, is limited in some cases due to the small number of source countries and the rigid screening protocols involved in supplying it.

Commercialization

We believe that our Gaucher disease program represents an attractive commercial opportunity and provides the basis for a strategic platform in gene therapy for rare diseases. Gaucher disease has established diagnostic pathways and treatment centers, yet has established unmet medical needs, thus minimizing the need for expensive market development activities, if approved. We believe the potential of our platform to provide one-time treatments could deliver a differentiated value proposition for health care providers and payors by eliminating the need to pay for continued ERT or SRT in our treated patients and by reducing the burden compared with existing treatments. Patients with Gaucher disease are treated by highly specialized physicians, requiring a relatively small and efficient sales and medical affairs infrastructure.

We have global rights to our Gaucher program through owned and in-licensed intellectual property rights. We currently plan to build our global commercialization capabilities internally over time such that we are able to commercialize any product candidate for which we may obtain regulatory approval. We may selectively pursue strategic collaborations with third parties in order to maximize the commercial potential of our product candidates. If approved, we intend to commercialize them initially in the United States and Europe. We plan to employ a small, targeted commercial and medical affairs infrastructure to build and promote access to the product through centers-of-excellence that treat Gaucher disease in the United States and Europe and potentially other major markets, including Japan, Israel, Australia and South Korea, and rest of world. We believe that this patient-centered approach will provide the foundation for future commercial and medical affairs operations.

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

We are aware of a number of companies focused on developing gene therapies in Gaucher and Fabry disease, including, but not limited to, AVROBIO, 4D Molecular, Pfizer, Prevail, Sangamo, and uniQure, as well as several companies addressing other methods for modifying genes and regulating gene expression. Any advances in gene therapy technology made by a competitor may be used to develop therapies that could compete against any of our product candidates.

For our current and deprioritized LSD therapy product candidates, the main competitors include:

•
Type 1 Gaucher Disease: Our main competitor in the field of advanced therapy medicinal products for Gaucher disease Type 1 is AVROBIO, which is using an ex vivo lentiviral-based gene therapy approach in a Phase 1/2 clinical trial. Dosing was initiated during the second half of 2020, and the company has since reported that four patients have been dosed to date. Prevail Therapeutics is developing an AAV gene therapy using an AAV9 capsid in a Phase 1/2 clinical trial but has not reported dosing a patient to date. In November 2021, Pfizer announced an IND target date of fourth quarter of 2022 for its AAV gene therapy approach in Gaucher disease Type 1 which is currently in a pre-clinical phase but has not provided a further update.

•
Fabry Disease: Previously, our most advanced competitor in the clinic was AVROBIO, which had been conducting clinical trials in Fabry disease using an ex vivo lentiviral platform. In January 2022 AVROBIO announced that it was deprioritizing its Fabry program and had halted enrollment in its clinical trial. Sangamo has disclosed that it is evaluating its ST-920 product candidate in adults with classic Fabry disease in a Phase 1/2 open-label, dose-ascending clinical trial. Sangamo has also disclosed that the FDA granted orphan drug designation to ST-920 and the company released updated patient data from the Phase 1/2 trial in the first quarter of 2023. 4D Molecular Therapeutics has an ongoing Phase 1/2 clinical trial of its 4D-310 AAV product candidate in Fabry disease, and it released updated data on the first dosed patients, paused further enrollment and was notified of a clinical hold by the FDA in the first quarter of 2023.

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

Intellectual Property

Our success depends in part upon our ability to protect our technology and intellectual property. To protect our intellectual property rights, we rely on patents, trademarks, copyrights and trade secret laws, confidentiality procedures, and employee disclosure and invention assignment agreements. Our intellectual property is critical to our business and we strive to protect it through a variety of approaches, including by obtaining and maintaining patent protection in various countries for our product candidates, novel biological discoveries, manufacturing and analytical processes, and other inventions that are important to our business. For our product candidates, we generally intend to pursue patent protection covering compositions of matter, methods of making, and methods of use. Although we own patent applications with composition of matter claims directed to the transgene component of our FLT201 product candidate, as of February 28, 2023, no such U.S. patent application has issued as a patent and we do not otherwise own or in-license any issued patents in the United States or any other jurisdiction with composition of matter claims directed to the transgene component of our FLT201 product candidate. In addition, we in-license issued U.S. and foreign patents and pending patent applications with composition of matter claims directed to the transgene component of our deprioritized FLT190 product candidate but we do not otherwise own any issued patents in the United States with composition of matter claims directed to the transgene component of FLT190. Additionally, while we exclusively in-license U.S. and foreign issued patents, as of February 28, 2023, we do not own any U.S. or foreign issued patents covering FLT201 or FLT190. As we continue the development of product candidates, we intend to identify additional means of obtaining patent protection that would potentially enhance commercial success, including through claims covering additional methods of use, claims relating to innovations in CMC, and complementary diagnostic and/or companion diagnostic related claims.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of genetic therapy has emerged in the United States and in Europe, among other countries. Changes in the patent laws and rules, either by legislation, judicial decisions, or regulatory interpretation in other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, importing or otherwise commercializing any of our patented inventions, either directly or indirectly, will depend in part on our success in obtaining, defending and enforcing patent claims that cover our technology, inventions, and improvements. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our platform and product candidates. Moreover, our issued patents and those that may issue in the future may not guarantee us the right to practice our technology in relation to the commercialization of our platform’s product candidates. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, which may prevent us from commercializing our current and future product candidates and practicing our proprietary technology.

Our issued patents and those that may issue in the future may be challenged, narrowed, circumvented or invalidated, which could limit our ability to stop competitors from marketing related platforms or product candidates or limit the length of the term of patent protection that we may have for our current and future product candidates and platforms such as our proprietary AAVS3 capsid. In addition, the rights granted under any issued patents may not provide us with complete protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies that achieve similar outcomes but with different approaches. For these reasons, we may have competition for our product candidates. Moreover, the time required for development, testing and regulatory review of our candidate products may shorten the length of effective patent protection following commercialization. For this and other risks related to our proprietary technology, inventions, improvements, platforms and product candidates, please see the section entitled “Risk Factors—Risks Related to Our Intellectual Property.”

Patent Portfolio

As of February 28, 2023, we solely own at least seven pending U.S. non-provisional patent applications, at least 53 pending foreign patent applications in Australia, Brazil, Canada, China, Europe, Israel, Japan, Republic of Korea, Singapore, Hong Kong, India, Mexico, South Africa and Taiwan, and at least three pending Patent Cooperation Treaty, or PCT, patent applications. We exclusively license from UCLB at least six issued U.S. patents, at least four pending U.S. non-provisional patent applications, at least twelve issued foreign patents in Australia, Canada, China, Europe, Japan and Singapore, and at least 19 pending foreign patent applications in Australia, Brazil, Canada, China, Europe, India, Israel, Japan, Hong Kong, Mexico, the Republic of Korea, South Africa and Singapore.

The claims of these owned or exclusively in-licensed patents and patent applications are directed toward various aspects of our product candidates, research programs, and technology. Specifically, the claims of these patents and patent applications include compositions of matter, methods of use of the same, and methods such as diagnostics. Our owned patent applications, if issued, are expected to expire between approximately as early as 2040 and 2042 and our in-licensed patents and patent applications, if issued, are expected to expire between approximately as early as 2035 and 2039, in each case without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

AAV Capsid

As of February 28, 2023, we exclusively license from UCLB at least one issued U.S. patent, at least one pending U.S. non-provisional patent application, at least six issued foreign patents in Australia, Canada, China, Europe, Japan and Singapore and at least three pending foreign patent applications in Europe, Hong Kong and the Republic of Korea that include claims directed to our proprietary AAVS3 capsid. These in-licensed patents and pending applications, if issued, are expected to expire as early as 2036, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

Manufacturing Platform

On February 8, 2023, we sold our German subsidiary, Freeline Therapeutics GmbH, and certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH, to Ascend Gene and Cell Therapies Ltd., or Ascend. At closing we and Ascend entered into an intellectual property deed of assignment and license, pursuant to which we assigned certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH to Ascend, including the patent applications described below under "Manufacturing Platform" and know-how related to chemistry, manufacturing and controls capabilities and technologies. Ascend in return granted us a non-exclusive, royalty-free, perpetual, irrevocable, worldwide license to the assigned rights necessary to develop or commercialize our current product candidates.

Prior to February 8, 2023, we solely owned one pending U.S. non-provisional patent application, at least one issued foreign patent in Europe and at least ten pending foreign patent applications in Australia, Brazil, Canada, China,

Europe, Israel, Japan, the Republic of Korea and Singapore that included claims directed to our two-plasmid system for AAV production and methods for producing AAV using the system. These pending applications, if issued, are expected to expire as early as 2040, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. We sold the foregoing rights to Ascend on February 8, 2023.

Prior to February 8, 2023, we further solely owned at least one pending PCT patent application that included claims directed to an iteration of our two-plasmid system for AAV production and methods for producing AAV using the system. Any U.S. or foreign patent applications timely filed based on this PCT application, if issued, are expected to expire as early as 2041, without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees. We sold the foregoing rights to Ascend on February 8, 2023.

Prior to February 8, 2023, we further solely owned three pending foreign priority patent applications in the United Kingdom that respectively included claims directed to methods for quantifying potentially replication-competent AAV species within rAAV production batches; methods for quantifying and sizing nucleic acid impurities within rAAV production batches; and methods of producing rAAV involving high-pressure mechanical lysis of producer cells. We sold the foregoing rights to Ascend on February 8, 2023.

TIA

In addition, as of February 28, 2023, we solely own at least one pending U.S. non-provisional patent application and at least seven pending foreign patent applications in Australia, Canada, Europe, Israel, Japan, the Republic of Korea and Singapore that include claims directed to a TIA, which is used in connection with our AAVS3 capsid. These pending applications, if issued, are expected to expire as early as 2041, without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

FRE1 Promoter

As of February 28, 2023, we exclusively license from UCLB at least two issued U.S. patents and at least one pending U.S. non-provisional patent application that include claims directed to a liver-directed promoter, or vector containing the same, that is used in our deprioritized FLT190 product candidate. At least one foreign patent application is pending in Europe. These patents and patent applications, if issued, are expected to expire as early as 2035, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

FLT201

In addition to the patents and patent applications described above with respect to the AAVS3 capsid, as of February 28, 2023, we solely own at least one pending U.S. non-provisional patent application and at least thirteen pending foreign patents applications in Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, Mexico, the Republic of Korea, Singapore, and South Africa that include claims directed to codon-optimized glucocerebrosidase-encoding transgenes, constructs containing such transgenes, and their use for treating Gaucher disease that cover our FLT201 product candidate. These pending patent applications, if issued, are expected to expire as early as 2040, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We further solely own as of February 28, 2023, at least one pending U.S. non-provisional patent application and at least eleven pending foreign patents applications in Australia, Brazil, Canada, China, Europe, India, Israel, Japan, Mexico, the Republic of Korea and Singapore that include claims directed to the modified GCase polypeptide containing single amino acid substitutions, used in FLT201. These pending applications, if issued, are expected to expire as early as 2041, without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

FLT190

In addition to the patents and patent applications described above with respect to the AAVS3 capsid and our FRE1 promoter, as of February 28, 2023, we exclusively license from UCLB at least one issued U.S. patent and at least one pending U.S. patent application, at least six issued foreign patents in Australia, Canada, China, Europe, Japan and Singapore, and at least two pending foreign patent applications in Europe and the Republic of Korea that include claims related to FLT190. These issued patents and pending applications, if issued, are expected to expire as early as 2036, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. We have decided to halt further development of FLT190 for the treatment of Fabry disease.

FLT180a

In addition to the patents and patent applications described above with respect to the AAVS3 capsid and our FRE1 promoter, as of February 28, 2023, we exclusively license from UCLB at least two issued U.S. patents, at least one pending U.S. non-provisional patent applications, and at least thirteen pending foreign patent applications in Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, Mexico, the Republic of Korea, Singapore, and South Africa that include claims directed to FLT180a. These patents and pending patent applications, if issued, are expected to expire as early as 2038, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. We have decided to halt further development of FLT180a for the treatment of hemophilia B.

FLT210

In addition to the patents and patent applications described above with respect to the AAVS3 capsid, as of February 28, 2023, we solely own at least three pending U.S. non-provisional patent applications and at least thirteen pending foreign patent applications in Australia, Canada, China, Europe, Israel, Japan and the Republic of Korea that include claims directed to the modified FVIII polypeptide, and polynucleotide (including codon-optimized) sequences encoding such polypeptide, as well as use for treating hemophilia A. Some of these patent applications also include claims directed to a class of short, effective promoters derived from our FRE1 promoter, including the promoter used in FLT210, and claims directed to the FVIII modified polypeptide containing single amino acid substitutions, used in FLT210. These pending patent applications, if issued, are expected to expire as early as 2040, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. We have decided to halt further development of FLT210 for the treatment of hemophilia A.

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

In addition to our reliance on patent protection for our inventions, product candidates and research programs, we also rely on trade secrets, know-how, confidentiality agreements and continuing technological innovation to develop and maintain our competitive position. For example, some elements of manufacturing processes, proprietary assays, analytics techniques and processes, knowledge gained through clinical experience such as approaches to dosing and administration and management of patients, as well as computational-biological algorithms, and related processes and software, are based on unpatented trade secrets and know-how that are not publicly disclosed. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, advisors and consultants, these agreements may be breached and we may not have adequate remedies for any breach. In addition, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. As a result, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived of by the individual during the course of employment, and which relate to or are reasonably capable of being used in our current or planned business or research and development are our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. However, such agreements and policies may be breached and we may not have adequate remedies for such breaches. For more information regarding the risks related to our intellectual property, see Item 3.D. “Risk Factors—Risks Related to Our Intellectual Property.”

Collaborations and License Agreements

UCLB License Agreement

In May 2015, we entered into a license agreement with UCLB pursuant to which we obtained rights to intellectual property generated by Prof. Amit Nathwani, who is our founder and Clinical and Scientific Adviser, and members of his research group under his supervision or direction at UCL. Specifically, we obtained an exclusive, worldwide, sublicensable license to certain intellectual property rights relating to therapeutic programs including hemophilia B and Fabry disease, as well as intellectual property rights relating to a viral capsid and liver-specific promoter, for the exploitation of any product without field limitation. We also obtained an exclusive, worldwide, sublicensable license to certain background intellectual property rights, that generally relate to liver-directed AAV gene therapy, as well as to manufacturing know-how, to develop, manufacture and commercialize products for a number of specific therapeutic indications including hemophilia B and Fabry disease. The same background and manufacturing intellectual property is licensed non-exclusively for other applications and uses. UCLB additionally granted us a right of first negotiation with respect to intellectual property developed by Prof. Nathwani relating to bi-specific antibody binders or derivatives thereof delivered by AAV technology. UCLB further granted us the right to acquire ownership, on a product-by-product basis, of the licensed patents covering such product, exercisable upon the occurrence of certain regulatory events and subject to our continued obligation to pay royalties on sales of such product. As of February 28, 2023, we have not exercised any of our option or negotiation rights under the agreement. UCLB retains for University College London the right to use the licensed intellectual property for academic research, including for collaborations with other academic institutions.

Upon execution of the agreement, we granted UCLB four million of our A ordinary shares. We additionally made payments to UCLB of £30,000 in June 2016, May 2017, June 2018 and July 2019. We are obligated to pay UCLB a sub-single digit to mid-single digit percentage royalty on net sales of products that utilize the licensed intellectual property, subject to certain customary reductions. Our royalty obligations continue on a product-by-product and country-by-country basis until, with respect to certain Factor X vector products, May 2022, and with respect to all other products, the later of the expiration of the last-to-expire valid patent claim covering such product in such country, the loss of any regulatory exclusivity for such product in such country and seven years following the date that marketing approval was granted for such product in certain jurisdictions. In addition, we are required to pay UCLB up to £3.5 million in milestone payments in the aggregate in connection with certain sales milestone events. We are additionally required to pay to UCLB a sublicense fee of a low-teen percentage of net receipts received under certain sublicenses we grant under the agreement that meets certain timing requirements. As of February 28, 2023 we have not made any milestone or royalty payments to UCLB. We have the option to negotiate with UCLB to buy out UCLB’s rights to royalties and milestone payments with respect to any licensed product once the aggregate net sales for such product exceed a certain threshold.

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

Ascend Agreements

On February 8, 2023, we sold our German subsidiary, Freeline Therapeutics GmbH, and certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH, to Ascend. At closing we and Ascend entered into an intellectual property deed of assignment and license, or the IP Agreement, pursuant to which we assigned certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH to Ascend, including the patent applications described under “Manufacturing Platform” above and know-how related to chemistry, manufacturing and controls capabilities and technologies. Ascend in return granted us a non-exclusive, royalty-free, perpetual, irrevocable, worldwide license to the assigned rights necessary to develop or commercialize our current product candidates.

At closing we and Ascend also entered into a transition services agreement, or the Transition Services Agreement, pursuant to which Ascend will provide certain services in the area of development and manufacturing to us. We agreed to utilize, and Ascend agreed to make exclusively available to Freeline, no fewer than 15 full-time employee equivalents, or FTEs (as defined in the Transition Services Agreement), per annum for a guarantee period of 18 months following the Transition Services Agreement’s effective date. We also agreed to pay Ascend a guaranteed minimum of approximately $7.9 million in respect of FTE costs during such period, $2.6 million of which was paid upfront. Ascend will own any intellectual property rights that arise from its performance of its services (except to the extent such rights relate solely and exclusively to Freeline’s proprietary materials and product candidates), and granted us a non-exclusive, royalty-free, perpetual, worldwide license to any of Ascend’s arising intellectual property rights necessary to develop or commercialize our product candidates which have been subject to work under the Transition Services Agreement. The Transition Services Agreement will terminate three years after its effective date, unless earlier terminated by the parties in accordance with its terms.

The foregoing descriptions of the IP Agreement and the Transition Services Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, with confidential portions redacted, copies of which are filed as exhibits to this Annual Report on Form 20-F for the year ended December 31, 2022.

U.S. Government Regulation

In the United States, the FDA regulates biological products, including gene therapy products under the Federal Food, Drug, and Cosmetic Act, or the FDCA, the PHSA and regulations and guidance implementing these laws. The FDCA, PHSA and their corresponding regulations govern, among other things, the research, development, testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biological products. Applications to the FDA are required before conducting human clinical testing of biological products. FDA approval also must be obtained before marketing of biological products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources and we may not be able to obtain the required regulatory approvals.

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

If granted, orphan exclusivity means that the FDA may not approve any other applications to market the same drug or biological product for the same orphan indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or if the party holding the exclusivity fails to assure the availability of sufficient quantities of the drug to meet the needs of patients with the disease or condition for which the drug was designated. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective. Competitors, however, may receive approval of different products for the same indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. A recent Eleventh Circuit decision in Catalyst Pharmaceuticals, Inc. vs. FDA regarding interpretation of the Orphan Drug Act exclusivity provisions as applied to drugs approved for orphan indications narrower than the drug’s orphan designation has the potential to significantly broaden the scope of orphan drug exclusivity for such products. The FDA has indicated that it will not follow Catalyst in other scenarios, but that may result in further suits against the agency. Orphan medicinal product status in the European Union has similar, but not identical, benefits.

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

•
Accelerated Approval. Drugs or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval. Accelerated approval means that a product candidate may be approved on the basis of adequate and well-controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity and prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA will generally require that a sponsor of a drug or biological product candidate receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. The FDA may require such trials to be underway prior to, or within a specific period after, approval and will specify the conditions for such studies. Further, sponsors must provide reports on post-marketing trial progress no later than 180 days after approval and every 180 days thereafter until such trials are completed. The failure to conduct required post-approval studies with due diligence and the failure to submit the required reports are prohibited acts. Further, a failure to conduct such trials or confirm the efficacy of the product can result in withdrawal of the product or indication approved under accelerated approval. The FDA can withdraw accelerated approvals on an expedited basis provided certain procedures are followed In addition, the FDA currently requires that during the preapproval review period, accelerated approval applicants submit for the agency’s consideration promotional materials intended for use within 120 days following marketing approval, which could adversely impact the timing of the commercial launch of the product. After 120 days following marketing approval, unless otherwise notified by the agency, accelerated approval applicants are required to submit promotional materials at least 30 days prior to intended use.

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

On December 20, 2019, the Further Consolidated Appropriations Act, 2020, or FCAA 2020, became law. Section 610 of Division N Title I, entitled “Actions for Delays of Generic Drugs and Biosimilar Biological Products”, provides biosimilar developers with a private right of action to obtain sufficient quantities of reference product from the brand manufacturer or another biosimilar manufacturer, necessary for approval of the developers’ biosimilar product. If a biosimilar developer is successful in its suit, the defendant manufacturer would be required to provide sufficient quantities of product on commercially-reasonable, market-based terms and may be required to pay the developer’s reasonable attorney’s fees and costs as well as major financial compensation under certain circumstances. The purpose of section 610 is to promote competition in the market for drugs and biological products by facilitating the timely entry of lower-cost biosimilar products. Further, Section 3206 of the Consolidated Appropriations Act, 2023, permits multiple interchangeable biological products to share a period of first interchangeable exclusivity if approved on the same day. We cannot determine what effect this these may have on manufacturers, if any, that may develop biosimilar or other competing versions of our products once approved.

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

The FDA previously has required in vitro companion diagnostics intended to select the patients who will respond to the product candidate to obtain pre-market approval, or PMA, simultaneously with approval of the therapeutic product candidate. The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee; for federal fiscal year 2023, the standard fee for review of a PMA is $441,547 and the small business fee is $110,387.

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

Government Regulation Outside of the United States

In addition to regulations in the United States, we are and will be subject, either directly or through third parties, to a variety of regulations in other jurisdictions governing, among other things, clinical trials and commercial sales and distribution of our products, if approved. In the United Kingdom and European Union, the requirements, regulatory approvals and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country, though there is some degree of European Union-wide harmonization (which broadly still applies in the United Kingdom post-Brexit).

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

Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Under the new Regulation on Clinical Trials, which was adopted and entered into force in 2014 and came in to effect in January 2022 and will be mandatory from January 31, 2023, there is a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities can only provide comments on defined areas. Any substantial changes to the trial protocol or other information submitted with the CTAs must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and European Union-wide regulatory requirements also apply.

During the development of a medicinal product, the EMA, on behalf of the European Commission, and national medicines regulators within the European Union provide the opportunity for dialogue and guidance on the development program. In relation to products to be approved through the centralized procedure (which would include ATMPs), this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the EMA’s Committee for Medicinal Products for Human Use, or CHMP, and advice can also be obtained from national authorities in the EU Member States. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future marketing authorization application of the product concerned. In 2015, we received national scientific advice from the United Kingdom, Netherlands, Germany, Sweden and centralized scientific advice from the EMA. In 2020, we received national advice from MHRA and centralized scientific advice in 2021.

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

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended, varied or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

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

Data Exclusivity

Marketing authorization applications for generic medicinal products do not need to include the results of preclinical and clinical trials, but instead can refer to the data included in the marketing authorization of a reference product for which regulatory data exclusivity has expired. The first marketing authorization granted to an applicant for a particular active substance benefits from eight years of data exclusivity, during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and ten years, which runs concurrently and therefore leads to two additional years of market exclusivity, during which such generic products, if authorized, may not be placed on the market. The ten-year period of marketing protection may be extended to 11 years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved.

There is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is likely that biosimilars of those products will currently only be approved in the European Union with difficulty and after providing significant amounts of data compared to other biosimilar products. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time. The data and market exclusivity granted to the reference medicinal product for generic medicinal product discussed above applies fully to the reference biological medicinal product for the biosimilar.

The applicable data and market exclusivity periods in the EU can be substantially modulated and/or reduced as part of the EU Pharmaceutical Strategy and the overhaul of the EU pharmaceutical legislation. The related European Commission’s proposal is expected around March 2023.

Orphan Medicinal Products

The EMA’s Committee for Orphan Medicinal Products, or COMP, may recommend orphan medicinal product designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the product in the European Union would be sufficient to justify the necessary investment in developing the medicinal product. The COMP may only recommend orphan medicinal product designation when either there are no satisfactory method of diagnosis, prevention or treatment of the condition concerned or the product in question offers a significant clinical benefit over such existing method. Following a positive opinion by the COMP, the European Commission adopts a decision granting orphan status. Orphan medicinal product designation entitles a party to financial incentives such as reduction of fees or fee waivers. The COMP will reassess orphan status in parallel with EMA review of a marketing authorization application and orphan status may be withdrawn at that stage if it no longer fulfills the orphan criteria (for instance because in the meantime a new product was approved for the indication and no convincing data are available to demonstrate a significant benefit over that product). If orphan designation is retained at the time of authorization, ten years of market exclusivity is granted following marketing authorization. During this period, the competent authorities may not accept or approve any similar medicinal product for the same indication, unless it offers a significant clinical benefit over the existing product. This period may be reduced to six years if the orphan medicinal product designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

The EU rules on orphan exclusivity are likely to be substantially changed and exclusivity periods reduced and/or modulated in the context of the EU Pharmaceutical Strategy. The related European Commission’s proposal is expected around March 2023

Pediatric Development

In the European Union, companies developing a new medicinal product, or a new indication or pharmaceutical form or route of administration for an existing product that benefits from a supplementary protection certificate or a patent that qualifies for the granting of a supplementary protection certificate, must agree to a paediatric investigation plan (PIP) with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The marketing authorization application for a new product or indication, etc., must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral is in place, in which case the pediatric clinical trials must be completed at a later date. Where a new product is granted a marketing authorization, or new indication, etc., is granted, and the pediatric clinical trials have been conducted in accordance with the PIP (whether at the time of authorization or as a result of a deferral, after the authorization in adults) and certain other requirements are complied with, the product may be eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted. At this stage, it is unclear whether pediatric incentives and rewards would be substantially revised in the context of the EU Pharmaceutical Strategy.

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

While much of the legislation in the United Kingdom is based on EU directives and regulations that continue to apply in the United Kingdom and are broadly in line with the summary set out above, a number of changes have been introduced to the U.K. legislation to take account of the fact the United Kingdom is no longer within the EU. In addition, as of January 1, 2021 the United Kingdom government confirmed:

•
MHRA regulates clinical trials conducted within the United Kingdom, although the general requirements are as set out in relation to the EU under the Clinical Trials Directive. The EU Clinical Trials Regulation does not apply in United Kingdom, and a consultation was published in 2022 to determine the framework that will operate in the United Kingdom. Draft legislation is expected in 2023;
•
The authorization of products to be placed on the market in the United Kingdom may be subject to a number of procedures. Under the national procedure, MHRA offers a 150-day assessment timeline for all high-quality marketing authorization applications. MHRA can also take into account marketing authorizations approved by the European Commission via the centralized procedure, or in European Union Member States (or Iceland, Liechtenstein, Norway) through the decentralized and mutual recognition procedure to facilitate granting the MA in the United Kingdom or Great Britain (England, Scotland and Wales). Acceptable applications for MAs under these procedures should be granted within 67 days of validation. EU centralized MAs and the procedures set out above will continue to be valid in Northern Ireland; and
•
The United Kingdom has established information systems and databases to ensure the continued publication of information on clinical trials and disclosure of information on all therapies receiving marketing approval within the United Kingdom, including a list of orphan medicinal products in Great Britain. The United Kingdom has joined a number of international networks to remain aligned with the international regulatory system.

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

•
the Administrative Simplification provisions of HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their implementing regulations, which impose obligations, including mandatory contractual terms, with respect to the security and privacy of protected health information by “covered entities”, such as health plans, health care clearinghouses and healthcare providers, and their respective business associates that access protected health information. Violations of the HIPAA rules are subject to civil monetary penalties as well as criminal penalties, and not only can HHS enforce the rules, but state attorneys general have authority to file civil actions for damages or injunctions in federal courts to enforce the HIPAA rules and may seek attorneys’ fees and costs associated with pursuing such actions;

•
the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for federal healthcare benefits, items or services; and

•
state and foreign law and guidance equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers (including the U.K. Bribery Act 2010); state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report and publicly disclose information related to, and in some cases seek pre-approval for, payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

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

In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. For example, in June 2018, the State of California enacted the CCPA, which came into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies. In November 2020, the CCPA was amended pursuant to a ballot initiative titled the California Privacy Rights Act, or CPRA, which became fully effective on January 1, 2023. The CPRA amendments impose a variety of new requirements on CCPA-regulated entities and also created a new state agency vested with authority to implement and enforce the CCPA. Although the CCPA has limited application to the personal information we handle, we do have privacy compliance obligations under the statute, which may increase our compliance costs and potential liability. Furthermore, the CCPA and CPRA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

In addition, the collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the EEA including personal health data, is subject to the GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data (including pseudonymized personal data which is crucial for the conduct of clinical trials), obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, ensuring that individuals could exercise easily and effectively the rights granted to them by the GDPR, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States. For example, in 2016, the European Union and United States agreed to a transfer framework for data transferred from the European Union to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. While the Court confirmed the validity of the standard contractual clauses, which are another mechanism for transfer of personal data outside the EEA, the Court held that these clauses are not sufficient in themselves in the case of transfers of personal data to the United States and the data exporter and data importer must adopt additional safeguards to ensure compliance with the GDPR when transferring personal data to the United States Moreover, the standard contractual clauses issued by the European Commission for the transfer of personal data may be invalidated by courts in the United Kingdom in all or certain circumstances. While in June 2021 the European Commission adopted a new version of the Standard Contractual Clauses which are intended to address the concerns identified by the CJEU, it remains to be seen whether these standard contractual clauses will remain available, whether the ICO in the United Kingdom will approve their use, how the regulatory guidance issued in the European Union concerning the additional safeguards will be implemented in practice and whether additional means for lawful data transfers will become available. On December 13, 2022, following the signature of a US Executive Order by President Biden on October 7, 2022, the European Commission issued a draft adequacy decision which, if adopted and not successfully challenged in court, is intended to address the concerns expressed by CJEU in their 2016 ruling and allow transfer of personal data from the EEA to companies in the US which commit to comply with the EU-U.S. Data Privacy Framework. At this time, it is unclear if the adequacy decision will be adopted at EU level and whether the anticipated legal challenges against this decision would be successful.

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

In addition, several drug manufacturers have commenced litigation, which remains ongoing, challenging the legality of contract pharmacy arrangements under the 340B Drug Discount Program, which may affect the way in which manufacturers are required to extend the 340B Drug Discount Program prices to covered entities, including through contract pharmacies. There are also ongoing challenges regarding the implementation of the 340B Drug Discount Program Administrative Dispute Resolution Process, which is in part intended to resolve claims by covered entities that they have been overcharged for covered outpatient drugs by manufacturers. In particular, while a final rule issued in December 2020 implementing a 340B Administrative Dispute Resolution process was preliminarily enjoined by a court with respect to the plaintiff in that matter, HRSA has initiated dispute resolution proceedings against other manufacturers. Additionally, in November 2022, HRSA issued a new proposed rule titled “340B Drug Pricing Program; Administrative Dispute Resolution,” which is intended to address “policy and operational challenges” with the current rule. The modification of existing administrative dispute resolution processes, or the adoption of new rules governing the resolution of such disputes, may have a material adverse impact on our revenue should we participate in the 340B Drug Discount Program after receiving approval for our product candidates.

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

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services and imposing controls to manage costs. New metrics frequently are used as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. In order to obtain coverage and reimbursement for any product that might be approved for sale, it may be necessary to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the products, in addition to the costs required to obtain regulatory approvals. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. Additionally, payors have employed the use of accumulator adjustment programs that do not consider amounts paid by pharmaceutical copay assistance programs as counting towards a patient’s deductible or other out-of-pocket costs. Under a 2020 rule promulgated by CMS that would have taken effect January 1, 2023, such accumulator adjustment (or similar) programs could have affected the amount of rebates owed by manufacturers under the Medicaid Drug Rebate Program or could have affected the ability to offer various forms of patient support, including copay assistance. However, in May 2022, the U.S. District Court for the District of Columbia invalidated the rule, holding that the rule was inconsistent with the Medicaid statute (and CMS did not appeal the decision). Additionally, certain states have passed laws prohibiting third-party payors from utilizing accumulator programs. During prior Congressional sessions, policymakers have introduced legislation that would prohibit third-party payors from using accumulator programs. Similar legislation was introduced in the current 118th Congressional session.

Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of products have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products or biologics. In addition, in the United States, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent congressional inquiries and proposed federal and state legislation and regulatory actions designed to, among other things, bring more transparency to product pricing (including, for example, by requiring drug manufacturers to disclose planned drug price increases and the rationales for such increases), implement data collection and reporting under Section 204 of Title II of Division BB of the Consolidated Appropriations Act, 2021, which requires, among other things, health plans and issuers to disclose rebates, fees, and other remuneration provided by drug manufacturers related to certain pharmaceutical products, contain the cost of drugs, review the relationship between pricing and manufacturer patient assistance programs, reform government healthcare program reimbursement methodologies, and revise rules associated with the calculation of Medicaid Average Manufacturer Price and Best Price, including the removal of the current statutory 100% of Average Manufacturer Price per-unit cap on Medicaid rebate liability effective as of January 1, 2024 under the American Rescue Plan Act of 2021, which may significantly affect the amount of rebates paid on prescription drugs under Medicaid and the prices that are required to be charged to covered entities under the 340B Drug Discount Program when we commercialize products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. In July 2021, President Biden issued an executive order pertaining to drug pricing, which expressed support for legislation allowing direct negotiation in Medicare Part D and inflationary rebates, and directed various executive branch agencies to take actions to lower drug prices and promote generic competition, including directing FDA to support and work with states and Indian Tribes to develop importation plans to import prescription drugs from Canada.

The executive order required the Secretary of Health and Human Services to develop a comprehensive plan for addressing drug prices. The plan was released on September 9, 2021, and it includes support for legislative and administrative actions that would improve affordability, access, competition, and foster scientific innovation. In August 2022, Congress passed the Inflation Reduction Act, which includes drug pricing reforms that would, among other things, (i) allow the federal government to negotiate prices for some high-cost drugs covered under Medicare Parts B and D, (ii) introduce inflationary rebates on certain Medicare Part B and Medicare Part D drugs to support limits on drug price increases in Medicare and private insurance, and (iii) redesign the structure of the Part D benefit. Congress or the Administration may take further actions to control drug prices. In October 2022, President Biden issued an Executive Order that directs CMS’s Center for Medicare and Medicaid Innovation to consider new healthcare payment and delivery models that would lower drug costs and promote access to innovative therapies for Medicare and Medicaid beneficiaries. On February 14, 2023, HHS issued a report to the White House outlining three CMMI models that the Secretary has selected for testing: (i) Medicare High-Value Drug List Model, under which Part D plans would offer a Medicare-defined standard list of 150 generic drugs for a $2 maximum copayment; (2) Cell & Gene Therapy Access Model, under which CMS would coordinate multi-state Medicaid outcomes-based agreements with manufacturers of cell and gene therapies; and (3) Accelerating Clinical Evidence Model, which would adjust Medicare Part B payment amounts for drugs approved under the accelerated approval pathway. The report also directs CMMI to evaluate potential models in other areas, including accelerating biosimilar adoption, price transparency, and access to cell and gene therapy in Medicare fee-for-service.

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

In the European Union and the United Kingdom, pricing and reimbursement schemes vary widely from country to country. Systems of international reference pricing are generally operated. Some EU countries allow freedom of pricing for all or some new products, but control reimbursement by the national health system. Reimbursement may be managed through mechanisms including positive or negative lists or control of company profits. Some EU Member States may require formal assessments to compare the cost-effectiveness of a particular product with currently available therapies. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Furthermore, in some countries, cross-border imports from low-priced markets (so-called parallel distribution) exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations may not allow favorable reimbursement and pricing arrangements. Particular difficulties are faced by gene therapy products where evidence for long term benefits is generally limited and initial costs are high. The resulting uncertainties may limit the prices that will be reimbursed by national payors.

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
•
a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D. Under the IRA, the coverage gap phase of the Part D benefit will be eliminated, effective in 2025;
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

During previous Congressional sessions, there were efforts to repeal the PPACA. The U.S. House of Representatives passed legislation known as the American Health Care Act of 2017 in May 2017. The Senate Republicans introduced and then updated a bill to replace the PPACA known as the Better Care Reconciliation Act of 2017. The Senate Republicans also introduced legislation to repeal the PPACA without companion legislation to replace it, and a “skinny” version of the Better Care Reconciliation Act of 2017. Each of these measures was rejected by the full Senate. Congress may consider legislation to replace, modify or augment elements of the PPACA.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through the first six months of 2032 unless additional congressional action is taken. However, the Medicare sequester reductions under the Budget Control Act was suspended from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. There was a 1% cut through the end of June 2022, after which the cuts returned to 2%. Separately, under the Statutory Pay-As-You-Go Act of 2010 (Statutory PAYGO), the White House Office of Management and Budget is required to issue a sequestration order (capped at 4% for Medicare payments) if the five or ten-year PAYGO scorecard shows a net cost at the end of a Congressional session. The American Rescue Plan Act of 2021 was expected to trigger a Statutory PAYGO sequestration order at the end of the 2021 Congressional session. However, subsequent legislation has delayed a Statutory PAYGO sequestration order until after 2024. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, there have been several recent congressional inquiries and proposed bills and regulatory actions designed to, among other things, bring more transparency to drug pricing (including, for example, by requiring drug manufacturers to disclose planned drug price increases and the rationales for such increases), implement data collection and reporting under Section 204 of Title II of Division BB of the Consolidated Appropriations Act, 2021, which requires, among other things, health plans and issuers to disclose rebates, fees, and other remuneration provided by drug manufacturers related to certain pharmaceutical products, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs reform government program reimbursement methodologies for drugs, and revise rules associated with the calculation of Medicaid Average Manufacturer Price and Best Price, including the removal of the current statutory 100% of Average Manufacturer Price per-unit cap on Medicaid rebate liability effective as of January 1, 2024 under the American Rescue Plan Act of 2021, which may significantly affect the amount of rebates paid on prescription drugs under Medicaid and the prices that are required to be charged to covered entities under the 340B Drug Discount Program when we commercialize products. In July 2021, President Biden issued an executive order pertaining to drug pricing, which expressed support for legislation allowing direct negotiation in Medicare Part D and inflationary rebates, and directed various executive branch agencies to take actions to lower drug prices and promote generic competition, including directing FDA to support and work with states and Indian Tribes to develop importation plans to import prescription drugs from Canada. The executive order required the Secretary of Health and Human Services to develop a comprehensive plan for addressing drug prices. The plan was released on September 9, 2021, and it includes support for legislative and administrative actions that would improve affordability, access, competition, and foster scientific innovation. In August 2022, Congress passed the IRA, which includes drug pricing reforms that would, among other things, (i) allow the federal government to negotiate prices for some high-cost drugs covered under Medicare Parts B and D, (ii) introduce inflationary rebates on certain Medicare Part B and Medicare Part D drugs to support limits on drug price increases in Medicare and private insurance, and (iii) redesign the structure of the Part D benefit. Congress or the Administration may take further actions to control drug prices. In October 2022, President Biden issued an Executive Order that directs CMS’s Center for Medicare and Medicaid Innovation to consider new healthcare payment and delivery models that would lower drug costs and promote access to innovative therapies for Medicare and Medicaid beneficiaries. On February 14, 2023, HHS issued a report to the White House outlining three CMMI models that the Secretary has selected for testing: (i) Medicare High-Value Drug List Model, under which Part D plans would offer a Medicare-defined standard list of 150 generic drugs for a $2 maximum copayment; (2) Cell & Gene Therapy Access Model, under which CMS would coordinate multi-state Medicaid outcomes-based agreements with manufacturers of cell and gene therapies; and (3) Accelerating Clinical Evidence Model, which would adjust Medicare Part B payment amounts for drugs approved under the accelerated approval pathway. The report also directs CMMI to evaluate potential models in other areas, including accelerating biosimilar adoption, price transparency, and access to cell and gene therapy in Medicare fee-for-service.

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

Legal Proceedings

From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. Except as set forth below, we are not currently a party to any material legal proceedings.

On October 3, 2022, our subsidiary Freeline Therapeutics Limited, or Limited, filed a demand for arbitration before the American Arbitration Association, or the AAA, in New York against Brammer Bio MA, LLC, or Brammer, pursuant to our Dedicated Manufacturing Commercial Supply Agreement, or the DMCSA. The demand seeks damages for Brammer’s alleged breaches of its obligations to Limited, as communicated in Limited’s July 15, 2022 termination notice to Brammer and also seeks a declaratory judgment that Brammer materially breached the DMCSA and related agreements and that, as a result of those material breaches, Limited had the right to terminate the DMCSA. On December 5, 2022, Brammer filed an answer to Limited’s demand for arbitration and a counterclaim against Limited. The counterclaim seeks significant damages for Limited’s alleged repudiation and breach of its obligations to Brammer, as communicated in Brammer’s August 17, 2022 letter to Limited. It also seeks a declaratory judgment that Limited’s alleged repudiation and purported termination constituted a material breach of the DMCSA and that Brammer is entitled to damages and any other relief set forth in the DMCSA or deemed just by the AAA. On January 18, 2023, Limited filed an answer to Brammer’s counterclaim. The final hearing in this matter has been scheduled for November 6 to 9, 2023. Limited is confident in the merits of its claims against Brammer and intends to prosecute this action vigorously.

4.C. Organizational structure.

Freeline Therapeutics Holdings plc is the sole shareholder of Freeline Holdings (UK) Limited (incorporated in England), and Freeline Holdings (UK) Limited is the sole shareholder of Freeline Therapeutics Limited (incorporated in England). Freeline Therapeutics, Inc. (incorporated in Delaware) and Freeline Therapeutics (Ireland) Limited (incorporated in Ireland) are each wholly-owned subsidiaries of Freeline Therapeutics Limited.

4.D. Property, plants and equipment.

We lease our headquarters, with approximately 8,750 square feet of office space and 11,467 square feet of lab space, at Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2BP, United Kingdom. In addition, we lease a dedicated suite (1,076 square feet) at CGT Catapult (Stevenage Science Park, Gunnels Wood Road, Stevenage, Hertfordshire, United Kingdom), at which we have ceased operations. We lease 4,062 square feet of office space at 915 Broadway, New York, New York, United States of America.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report. Some of the information contained in this discussion and analysis, including, but not limited to, information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in the Item 3.D. “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this Annual Report. Our actual results could differ materially from the results described in or implied by these forward-looking statements.

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

5.A. Operating results.

Overview

We are a clinical-stage biotechnology company with the ambition of developing transformative AAV vector-mediated gene therapies. We are dedicated to improving patient lives through innovative, potential one-time treatments for chronic debilitating diseases. We use our proprietary, rationally designed AAV vector and capsid (AAVS3) along with novel promoters and transgenes to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. Our pipeline includes a program in the clinic for Gaucher disease, deprioritized product candidates in Fabry disease and hemophilia B and research programs targeting novel applications for gene therapy, for which we have, through owned and in-licensed intellectual property rights, development and worldwide commercial rights.

Since our inception in May 2015, we have devoted substantially all of our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, planning our business initiatives, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of our equity securities, including net proceeds from our IPO in August 2020, and subsequent issuances. Through December 31, 2022, we had received net cash proceeds of approximately $473.9 million from sales of our equity securities.

As of December 31, 2022, we had unrestricted cash and cash equivalents of $47.3 million. On February 8, 2023, we received gross proceeds of approximately $25.0 million from the Subsidiary Sale, subject to purchase price adjustments. However, we have incurred operating losses since inception, including a net loss of $89.0 million, $140.4 million and $96.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we had an accumulated deficit of $445.4 million. The net cash used in operating and investing activities was $85.2 million for the year ended December 31, 2022. We expect to continue to incur significant expenses and generate operating losses for the foreseeable future as we advance our FLT201 product candidate through clinical development, seek regulatory approval, invest further in our gene therapy platform and seek to identify new gene therapy product candidates. Additionally, we are involved in a dispute with Brammer relating to the DMCSA as described above under “Item 4.B. Business Overview—Legal Proceedings.” There can be no assurance that the outcome of such dispute will be successful, and an adverse determination could have a material adverse effect on our financial condition. However, we are confident in the merits of our claims against Brammer and intend to prosecute this action vigorously. These conditions indicate that there is substantial doubt regarding our ability to continue as a going concern for at least 12 months from the issuance date of the audited consolidated financial statements. See “—Liquidity and Capital Resources—Funding Requirements” below for additional information.

Recent Developments

Strategic Prioritization

Following an assessment of our strategic priorities based on our current financial position and the capital needs associated with advancing two clinical-stage programs in parallel, we have decided to focus our resources on the development of our candidate FLT201 in Gaucher disease and pause development of FLT190 in Fabry disease. We expect to close our Phase 1/2 MARVEL-1 clinical trial, enroll all three patients who received FLT190 in MARVEL-1 in our separate MARVEL-2 long-term clinical study and stop all non-essential spending on FLT190 in order to redirect those resources to FLT201. In parallel, we are restructuring the organization to align with our focus on FLT201 and to increase efficiencies and reduce operating expenses. We have proposed to reduce our workforce by nearly 30 percent, bringing our headcount to approximately 65 employees. In addition to reducing headcount related to FLT190, we are proposing to make cuts across the organization to further streamline, while maintaining core capabilities and ensuring the ability to drive enrollment in the GALILEO-1 trial of FLT201.

Clinical Trial Updates

We expect to report initial data, including assessments of safety and enzyme activity, from the first cohort of our Phase 1/2 GALILEO-1 clinical trial of FLT201in the third quarter of 2023.

Board of Director Changes

On March 29, 2023, Amit Nathwani, M.D. resigned as a director from our board of directors, or our Board, effective on March 30, 2023. Dr. Nathwani founded Freeline in May 2015, has been a member of our Board since May 2015 and was a member of the Nominating and Corporate Governance Committee of the Board, or the Nominating Committee. Dr. Nathwani will remain Clinical and Scientific Adviser to the Company. Dr. Nathwani’s resignation is not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Also on March 29, 2023, the Board appointed our Chief Financial Officer Paul M. Schneider to the Board and director Colin Love to the Nominating Committee, effective on March 30, 2023. Mr. Schneider has served as our Chief Financial Officer since May 2022. Paul has more than 20 years of global financial, commercial and operational experience in the life sciences industry. Prior to joining Freeline, he was Senior Vice President, Finance and Operations at Exo Therapeutics; Senior Vice President, Finance at Casebia Therapeutics, and has also held senior corporate finance positions at Aegerion Pharmaceuticals, Systagenix Wound Management, Shire Human Genetics Therapies and Transkaryotic Therapies. Paul began his professional career at Coopers and Lybrand. He holds a Bachelor of Science in Accounting from Boston College and held a Certified Public Accountant license in Massachusetts. Mr. Schneider will serve as a director until his term expires at the 2023 Annual General Meeting, at which time it is expected he will stand for election by the Company’s shareholders. Mr. Schneider will not receive additional compensation for his service on the Board.

As a result of these changes, we are no longer subject to the U.K. City Code on Takeovers and Mergers, or the Takeover Code, because our place of central management and control is no longer in the United Kingdom. As a result, our shareholders are no longer entitled to the benefit of certain takeover offer protections provided under the Takeover Code.

Subsidiary Sale

On November 11, 2022, our subsidiary Freeline Therapeutics Limited, or Limited, signed a definitive agreement, or the Purchase Agreement, to sell its German subsidiary, Freeline Therapeutics GmbH, and certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH, to Ascend Gene and Cell Therapies Ltd., or Ascend, for an overall consideration of $25 million, subject to purchase price adjustments, or the Subsidiary Sale. The Subsidiary Sale closed on February 8, 2023.

At closing Limited and Ascend entered into an intellectual property deed of assignment and license, or the IP Agreement, pursuant to which Limited assigned certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH to Ascend, including certain patents and know-how related to chemistry, manufacturing and controls capabilities and technologies. Ascend granted a non-exclusive, royalty-free, perpetual, irrevocable, worldwide license back to Limited of the assigned rights necessary to develop or commercialize its current product candidates.

At closing Limited and Ascend also entered into a transition services agreement, or the Transition Services Agreement, pursuant to which Ascend will provide certain services in the area of development and manufacturing to Limited and its affiliates. Limited agreed to utilize, and Ascend agreed to make exclusively available to Freeline, no fewer than 15 full-time employee equivalents, or FTEs (as defined in the Transition Services Agreement), per annum for a guarantee period of 18 months following the Transition Services Agreement’s effective date. Limited also agreed to pay Ascend a guaranteed minimum of approximately $7.9 million in respect of FTE costs during such period, $2.6 million of which were paid upfront. The Transition Services Agreement will terminate three years after its effective date, unless earlier terminated by the parties in accordance with its terms.

The foregoing descriptions of the Purchase Agreement, the IP Agreement and the Transition Services Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, with confidential portions redacted, copies of which are filed as exhibits to this Annual Report on Form 20-F.

Brammer Dispute

On October 3, 2022, we filed a demand for arbitration before the American Arbitration Association, or AAA, in New York against Brammer Bio MA, LLC, or Brammer, pursuant to the Dedicated Manufacturing and Commercial Supply Agreement, or the DMCSA. The demand seeks damages for Brammer’s alleged breaches of its obligations to us and also seeks a declaratory judgment that Brammer materially breached the DMCSA and related agreements and that, as a result of those material breaches, we had the right to terminate the DMCSA. On December 5, 2022, Brammer filed an answer to our demand for arbitration and a counterclaim against us. The counterclaim seeks significant damages for our alleged repudiation and breach of our obligations to Brammer. It also seeks a declaratory judgment that our alleged repudiation and purported termination constituted a material breach of the DMCSA and that Brammer is entitled to damages and any other relief set forth in the DMCSA or deemed just by the American Arbitration Association. On January 18, 2023, we filed an answer to Brammer’s counterclaim. The final hearing in this matter has been scheduled for November 6 to 9, 2023. We are confident in the merits of our claims against Brammer and intend to prosecute this action vigorously.

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

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates. Research and development expenses consist of:

•
expenses incurred in connection with the preclinical and clinical development of our product candidates, including under agreements with CROs;
•
the costs of CMOs that manufacture drug products for use in our preclinical studies and clinical trials;
•
employee-related expenses, including salaries, related benefits, travel and non-cash share-based compensation expense for employees engaged in research and development functions;
•
costs of outside consultants engaged in research and development activities, including their fees, non-cash share-based compensation and related travel expenses;

•
costs of laboratory supplies;
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

Research and development activities are central to our business model. Our research and development expenses may decrease in the near term as a result of the program prioritization and workforce reductions announced in December 2021, November 2022 and April 2023. However, product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will continue to increase over the mid- to long-term as we seek to: (i) expedite clinical development and attempt to obtain marketing approval for our product candidates; (ii) initiate additional clinical trials of our product candidates; (iii) improve the efficiency and scalability of our manufacturing processes and supply chain; (iv) continue to discover and develop additional product candidates; and (v) prepare for regulatory filings related to our product candidates. We also expect to incur additional expenses related to milestone, royalty payments and maintenance fees payable to third parties with whom we have entered into license agreements to acquire the rights related to our product candidates.

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

A change in the outcome of any of these variables with respect to the development of our product candidates could mean a significant change in the costs and timing associated with such development. For example, if the U.S. Food and Drug Administration, the European Medicines Agency, the U.K. Medicines and Healthcare products Regulatory Agency or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect, or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to commit significant additional financial resources and time to the completion of clinical development of that product candidate.

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

Other (Expense) Income, Net

Other (Expense) Income, Net

Other (expense) income, net consists primarily of realized and unrealized gains and losses from foreign currency-denominated cash balances, vendor payables and receivables.

Interest (Expense) Income, Net

Interest (expense) income, net consists of interest income on cash and cash equivalents held in our banking institutions.

Income Tax Expense

We are subject to corporate taxation in the United States, Ireland and the United Kingdom and until the closing of the Subsidiary Sale, in Germany. Due to the nature of our business, we have generated losses since inception and therefore have not paid corporation tax in either the United Kingdom or Ireland. Our income tax expense represents income taxes in the United States and Germany.

Unsurrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. We had accumulated tax losses for carry forward in the United Kingdom of $310.8 million, $258.1 million and $137.0 million as of December 31, 2022, 2021 and 2020 respectively. We have not recognized any deferred tax assets to date in relation to U.K. losses. This treatment is based on the Company being loss making while the clinical programs are not at a commercial stage. We believe there is no reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realized. We have recorded a full valuation allowance against our net deferred tax assets at each balance sheet date.

Benefit from R&D Tax Credit

As a company that carries out extensive research and development activities, we seek to benefit from the U.K. research and development tax credit cash rebate, or U.K. R&D tax credit, regimes. The amount of benefits received depends on whether we qualify for a tax credit either as a Small and Medium Enterprise, or SME, or under the Research and Development Expenditure Credit, or RDEC, program. We record the U.K. R&D tax credit benefit within other (expense) income, net. The U.K. R&D tax credit is fully refundable to us and is not dependent on current or future taxable income. As a result, we have recorded the entire benefit from the U.K. R&D tax credit as a benefit which is included in our net loss before income tax and, accordingly, not reflected as part of the income tax provision. If, in the future, any U.K. R&D tax credits generated are needed to offset a corporate income tax liability in the United Kingdom, that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other (expense) income, net.

Under the RDEC scheme, we are able to surrender some of our trading losses that arise from qualifying research and development activities for a cash rebate of up to 10.53% (or, from April 2023, 15%) of such qualifying research and development expenditure. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive income. Based on criteria established by HMRC, we expect a portion of expenditures being carried out in relation to our pipeline R&D, clinical trials management and manufacturing development activities to be eligible for the RDEC regime for the years ended December 31, 2022 and 2021. We will assess whether it is possible to qualify under the more favorable SME regime for future accounting periods.

Results of Operations

Comparison of the Years Ended December 31, 2022 and 2021

The following table summarizes our results of operations for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,
	2022	2021	Change
Operating expenses:
Research and development	$66,203	$95,431	$(29,228)
General and administrative	30,656	44,567	(13,911)
Restructuring expense	1,588	2,381	(793)
Total operating expenses	98,447	142,379	(43,932)
Loss from operations	(98,447)	(142,379)	43,932
Other (expense) income, net:
Other (expense) income, net	2,152	(165)	2,317
Gain on lease termination	5,216	—	5,216
Interest income, net	904	404	500
Benefit from R&D tax credit	1,571	2,091	(520)
Total other income, net	9,843	2,330	7,513
Loss before income taxes	(88,604)	(140,049)	51,445
Income tax expense	(368)	(342)	(26)
Net loss	$(88,972)	$(140,391)	$51,419

Research and Development Expenses

The following table summarizes our research and development expenses for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,
	2022	2021	Change
Direct research and development expenses by program:
FLT180a	$9,299	$15,114	$(5,815)
FLT201	5,988	14,443	(8,455)
FLT190	6,757	3,605	3,152
Pre-clinical and discovery	4,387	13,162	(8,775)
Unallocated research and development expenses:
Personnel expenses	22,184	27,711	(5,527)
Other expenses	15,461	16,885	(1,424)
Non-cash share-based compensation expense	2,127	4,511	(2,384)
Total research and development expenses	$66,203	$95,431	$(29,228)

Research and development expenses decreased by approximately $29.2 million from $95.4 million for the year ended December 31, 2021 to $66.2 million for the year ended December 31, 2022. The decrease in research and development expenses was primarily attributable to the following:

•
a $5.8 million decrease in spending related to FLT180a, our deprioritized product candidate for the treatment of hemophilia B, primarily related to $3.9 million in reduced clinical trial costs, as preparations for our Phase 1/2 B-LIEVE clinical trial commenced in 2021 and we ceased further development of FLT180a in 2022, and $1.6 million in lower manufacturing costs;
•
an $8.5 million decrease in spending related to FLT201, our product candidate for the treatment of Gaucher disease Type 1, primarily related to a $6.2 million decrease in manufacturing costs as clinical trial supply was primarily manufactured in 2021;
•
a $3.2 million increase in spending related to FLT190, our deprioritized product candidate targeting Fabry disease, which was primarily related to increased clinical trial costs and related activities for our Phase 1/2 MARVEL-1 clinical trial in 2022;
•
an $8.8 million decrease in spending related to preclinical and discovery, primarily related to our decision to halt further development of FLT210, our former product candidate for the treatment of hemophilia A;
•
a $5.5 million decrease in personnel expenses, primarily related to a reduction of R&D and manufacturing personnel in connection with the December 2021 and October 2022 reductions in workforce;
•
a $1.4 million decrease in other expenses, mainly due to a reduction in CMO capacity fees; and
•
a $2.4 million decrease in non-cash share-based compensation expense, primarily due to reduced R&D personnel in connection with the December 2021 and October 2022 reductions in workforce.

We generally expect these costs to increase year on year to support our plan to advance FLT201 through clinical development, although these costs may decrease during the year ended December 31, 2023 due to our strategic prioritizations and reductions in workforce.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,
	2022	2021	Change
Personnel expenses	$11,416	$16,538	(5,122)
Legal and professional fees	8,873	12,795	(3,922)
Facilities and other expense	7,416	9,023	(1,607)
Non-cash share-based compensation expense	2,950	6,211	(3,261)
Total general and administrative expenses	$30,656	$44,567	$(13,912)

General and administrative expenses decreased by $13.9 million from $44.6 million for the year ended December 31, 2021 to $30.7 million for the year ended December 31, 2022. The decrease in general and administrative expenses was primarily attributable to the following:

•
a $5.1 million decrease in personnel expenses, primarily as a result of the departure of employees in connection with the December 2021 and October 2022 reductions in workforce and the departure of several executive officers in 2021 and 2022;
•
a $3.9 million decrease in legal and professional fees, primarily related to decreased legal activities and lower corporate strategy, audit, accountancy, HR and commercial costs;
•
a $1.6 million decrease in facilities and other expense resulting primarily from a decrease in D&O insurance expense; and
•
a $3.3 million decrease in non-cash share-based compensation expense, primarily as a result of the departure of several executive officers and reduced G&A staffing.

Total Other Income, Net

Total other income, net was $9.8 million for the year ended December 31, 2022, an increase of $7.5 million, from $2.3 million for the year ended 2021. The increase was largely the result of a $5.2 million gain due to the termination of the DMCSA, driven by derecognizing the right-of-use-assets and operating lease liabilities and a $2.1 million gain due to net unrealized gains on our monetary assets and liabilities arising from the translation of cash balances that were maintained in U.S. dollars, which is different from the legal entity's functional currency (pound sterling).

Comparison of the Years Ended December 31, 2021 and 2020

The following table summarizes our results of operations for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,
	2021	2020	Change
Operating expenses:
Research and development	$95,431	$76,149	$19,282
General and administrative	44,567	26,300	18,267
Restructuring expense	2,381	—	2,381
Total operating expenses	142,379	102,449	39,930
Loss from operations	(142,379)	(102,449)	(39,930)
Other (expense) income, net:
Other expense, net	(165)	(9,288)	9,123
Interest income, net	404	275	129
Benefit from R&D tax credit	2,091	15,269	(13,178)
Total other income, net	2,330	6,256	(3,926)
Loss before income taxes	(140,049)	(96,193)	(43,856)
Income tax expense	(342)	(129)	(213)
Net loss	$(140,391)	$(96,322)	$(44,069)

Research and Development Expenses

The following table summarizes our research and development expenses for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,
	2021	2020	Change
Direct research and development expenses by program:
FLT180a	$15,114	$18,566	$(3,452)
FLT201	14,443	5,356	9,087
FLT190	3,605	7,343	(3,738)
Pre-clinical and discovery	13,162	8,873	4,289
Unallocated research and development expenses:
Personnel expenses	27,711	22,027	5,684
Non-cash share-based compensation expense	4,511	2,510	2,001
Other expenses	16,885	11,475	5,410
Total research and development expenses	$95,431	$76,149	$19,282

Research and development expenses increased by approximately $19.3 million from $76.1 million for the year ended December 31, 2020 to $95.4 million for the year ended December 31, 2021. The increase in research and development expenses was primarily attributable to the following:

•
a $3.5 million decrease in spending related to FLT180a for the treatment of hemophilia B, our deprioritized gene therapy product candidate, which was primarily related to a $6.1 million decrease in manufacturing costs due to the availability of remaining clinical trial stock, offset by a $2.2 million increase in CRO costs in readiness for our Phase 1/2 B-LIEVE clinical trial;
•
a $9.1 million increase in spending related to FLT201, our product candidate for the treatment of Gaucher disease Type 1, primarily related to an approximately $5.8 million increase in CRO expenses and an approximately $3.2 million increase in expenses incurred under the DMCSA for the production of clinical trial stock in readiness for our Phase 1/2 GALILEO-1 clinical trial;

•
a $3.7 million decrease in spending related to FLT190, our deprioritized product candidate targeting Fabry disease, which is primarily related to lower clinical trial costs for our Phase 1/2 MARVEL-1 clinical trial in 2021;
•
a $4.3 million increase in spending related to preclinical and discovery, including costs related to FLT210, our former product candidate for the treatment of hemophilia A;
•
a $5.7 million increase in personnel expenses primarily related to hiring R&D and manufacturing personnel to support increased clinical activity in 2021;
•
a $2.0 million increase in non-cash share-based compensation expense primarily due to the continued vesting of equity grants to employees related to the completion of the series C financing and the IPO and subsequent equity grants to employees; and
•
a $5.4 million increase in other expenses, mainly due to a $5.9 million increase in facility-related expenses, including rent expense, fees paid to our former CMO, and the leasing of additional laboratory and office space, offset by a decrease in costs of outside consultants.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,
	2021	2020	Change
Legal and professional fees	$16,538	$9,220	$7,318
Personnel expenses	12,795	7,343	5,452
Facilities and other expense	9,023	6,043	2,980
Non-cash share-based compensation expense	6,211	3,694	2,517
Total general and administrative expenses	$44,567	$26,300	$18,267

General and administrative expenses increased by $18.3 million from $26.3 million for the year ended December 31, 2020, to $44.6 million for the year ended December 31, 2021. The increase in general and administrative expenses was primarily attributable to the following:

•
a $7.3 million increase in legal and professional fees, primarily related to expenses associated with our status as a public company, including annual and periodic reporting, implementation of equity compensation programs, more extensive governance requirements, and increased audit fees and expenses related to U.S. GAAP requirements;
•
a $5.5 million increase in personnel expenses, primarily related to personnel hired in corporate, legal, general and administrative functions to support our growth initiatives and our new public company requirements;
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

5.B. Liquidity and Capital Resources

Since our inception, we have not generated any revenue from product sales or any other sources and have incurred significant operating losses in each period and on an aggregate basis. We have not yet commercialized any of our product candidates and we do not expect to generate revenue from sales of any product candidates for several years, if at all. We have funded our operations to date primarily with proceeds from the sale of preferred shares, ordinary shares and ADSs. Through December 31, 2022, we had received aggregate net cash proceeds of $473.9 million from sales of our equity securities.

On September 10, 2021, we filed a shelf registration on Form F-3 (File No. 333-259444) with the SEC, which was declared effective on September 22, 2021, or the Shelf Registration. Under the Shelf Registration, we may offer and sell up to $250.0 million of a variety of securities including ordinary shares (including ordinary shares represented by ADSs), preference shares, purchase contracts, warrants, units or any combination of such securities from time to time during the three-year period that commenced upon the Shelf Registration becoming effective.

On November 17, 2021, we entered into an Open Market Sale AgreementSM, or Sales Agreement, with Jefferies LLC, or Jefferies, pursuant to which we may issue and sell ADSs having aggregate offering sales proceeds of up to $75.0 million, from time to time, in “at-the-market” offerings pursuant to which Jefferies will act as sales agent and/or principal. During the year ended December 31, 2022, we issued 3,037,616 ADSs pursuant to the Sales Agreement, raising approximately $3.2 million in net proceeds.

On March 10, 2022, we entered into a purchase agreement with our majority shareholder, Syncona Portfolio Limited, a subsidiary of Syncona Limited, and certain other existing shareholders providing for the issuance and sale of $26.1 million of our ADSs at a price of $1.05 per ADS in a registered direct offering. The offering closed on March 15, 2022. We received net proceeds of approximately $24.2 million from the offering, after deducting offering expenses payable by us.

On March 18, 2022, we entered into a purchase agreement with Lincoln Park Capital Fund, LLC, or Lincoln Park, under which we may at our discretion, sell to Lincoln Park up to $35.0 million of our ADSs over a 36-month period, subject to certain daily limits, applicable prices, and conditions. In addition, under the purchase agreement, we issued 954,208 ADSs to Lincoln Park as consideration for its commitment to purchase ADSs under the purchase agreement. During the year ended December 31, 2022, we did not issue any additional ADSs pursuant to the purchase agreement.

On February 8, 2023, we received proceeds of approximately $25.0 million from the Subsidiary Sale, subject to purchase price adjustments and related transaction costs.

We currently have no ongoing material commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our operating lease agreements described in Note 12 to the audited consolidated financial statements.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	Year Ended December 31,
	2022	2021	2020
Net cash used in operating activities	$(78,224)	$(107,557)	$(94,965)
Net cash used in investing activities	(7,014)	(4,274)	(2,388)
Net cash (used in)/provided by financing activities	27,523	(984)	242,620
Reclassification of cash to assets held for sale	(300)	—	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(12,442)	302	11,738
Net (decrease)/increase in cash, cash equivalents and restricted cash	$(70,457)	$(112,513)	$157,005

Net Cash Used in Operating Activities

During the year ended December 31, 2022, net cash used in operating activities was $78.2 million, primarily resulting from our net loss of $89.0 million, offset by net cash used resulting from changes in our operating assets and liabilities of $9.0 million and by non-cash charges of $1.7 million. The non-cash charges primarily related to non-cash share-based compensation of $5.1 million, depreciation of $1.7 million, and loss of disposal of property and equipment of $0.2 million offset by a gain on termination of lease of $5.2 million and a gain on deferred income tax of $0.2 million. Net cash used resulting from changes in our operating assets and liabilities for the year ended December 31, 2022 consisted primarily of a $7.9 million increase in prepaid expenses and other assets, current and non-current, and a $1.1 million increase in accounts payable and accrued expenses and other liabilities.

During the year ended December 31, 2021, net cash used in operating activities was $107.6 million, primarily resulting from our net loss of $140.4 million, offset by net cash used resulting from changes in our operating assets and liabilities of $19.9 million and by non-cash charges of $12.9 million. The non-cash charges primarily related to non-cash share-based compensation of $10.7 million, primarily due to the meeting of certain milestones that triggered vesting of ordinary shares in addition to significant 2019 equity grants to employees and becoming a public company, depreciation of $2.4 million, and loss of disposal of property and equipment of $0.1 million offset by a gain on deferred income tax of $0.4 million. Net cash used resulting from changes in our operating assets and liabilities for the year ended December 31, 2021 consisted primarily of a $17.5 million increase in prepaid expenses and other assets mostly due to decrease in the U.K. R&D tax credit benefit we received, due to a change in the tax credit from the SME program in 2020 to the RDEC program in 2021, which has a lower tax credit, current and non-current and a $2.1 million increase in accounts payable and accrued expenses and other liabilities.

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

Net Cash Used in Investing Activities

During the year ended December 31, 2022, net cash used in investing activities was $7.0 million, primarily driven by purchases of property and equipment, which largely consisted of operating and lab equipment to be used in our new corporate headquarters and lab facility in the United Kingdom.

During the years ended December 31, 2021 and 2020, net cash used in investing activities was $4.3 million and $2.4 million, respectively, primarily driven by purchases of property and equipment, which largely consisted of operating and lab equipment to be used in our lab spaces in both the United Kingdom and Germany.

Net Cash (Used in) Provided by Financing Activities

During the year ended December 31, 2022, net cash provided by financing activities was $27.5 million, consisting of proceeds from the issuances of ADSs in the registered direct offering and pursuant to the Sales Agreement.

During the year ended December 31, 2021, net cash used in financing activities was $1.0 million.

During the year ended December 31, 2020, net cash provided by financing activities was $242.6 million, primarily consisting of net cash proceeds from our sale and issuance of series C preferred shares and ADSs in the IPO.

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash

The effect of exchange rate changes on cash, cash equivalents and restricted cash was $12.4 million for the year ended December 31, 2022, primarily related to unrealized foreign currency gains arising from the translation of cash balances that were maintained in U.S. dollars, which is different from the legal entity’s functional currency

(pound sterling). It is our policy to pay our vendors in the functional currency of the legal entity. Currently, our U.S. dollar balances are held in a pound sterling functional currency legal entity and converted as required into pound sterling because the predominant cash outflows are pound sterling. The effect of exchange rate changes on cash, cash equivalents and restricted cash was less than $0.1 million and $11.7 million for the years ended December 31, 2021 and 2020, respectively.

Capital Expenditures

Our capital expenditures were $7.0 million, $4.3 million and $2.4 million in the years ended December 31, 2022, 2021 and 2020, respectively. We intend to fund our future capital expenditures with our existing cash balance.

Contractual Obligations

We lease certain assets under noncancelable operating leases, which expire through 2032. The leases relate primarily to office space, laboratory and manufacturing space. As of December 31, 2022, aggregate future minimum commitments under these office and laboratory leases are $14.0 million through 2027 and $6.0 million thereafter, excluding any related common area maintenance charges or real estate taxes.

Funding Requirements

We expect our expenses to decrease in connection with our ongoing activities in the near term as a result of our program prioritization and workforce reductions. However, our expenses will increase over the mid- to long-term as we:

•
continue our development of our FLT201 product candidate, including conducting our ongoing Phase 1/2 GALILEO-1 clinical trial of FLT201 for the treatment of Gaucher disease Type 1 and any other clinical trials that may be required to obtain marketing approval;
•
initiate preclinical studies for future product candidates;
•
develop the necessary processes, controls and manufacturing data to obtain marketing approval for our product candidates and to support manufacturing on a commercial scale;
•
seek regulatory approvals for any product candidates that successfully complete clinical trials; and
•
hire and retain additional personnel, such as clinical operations and affairs, pharmacovigilance, quality assurance, regulatory affairs, manufacturing, distribution, legal and compliance, medical affairs, finance, general and administrative, commercial and scientific personnel.

As of December 31, 2022, we had unrestricted cash and cash equivalents of $47.3 million. In February 2023, we received gross proceeds of approximately $25.0 million from the Subsidiary Sale, subject to purchase price adjustments. However, based on our recurring losses, expectation of continuing operating losses and negative cash flows from operations in the foreseeable future, the need to raise additional capital to finance future operations and our dispute with Brammer, we have concluded that there is substantial doubt about our ability to continue as a going concern for at least 12 months from the issuance date of the audited consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

As a result, we will need additional funding to support our continuing operations. We will need to obtain this additional funding through private and public equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic collaborations or licensing arrangements. To the extent that we raise additional capital through the sale of equity, current ownership interests will be diluted. If we raise additional funds through government or third-party funding, collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. However, there can be no assurances that additional funding will be available at all. If we are unable to raise additional funds when needed, we will be required to reduce spending and potentially delay, limit, reduce or terminate our product research and development efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Because of the numerous risks and uncertainties associated with research and development of product candidates and programs, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•
the scope, progress, results and costs of drug discovery, laboratory testing, preclinical and clinical development for our current and future product candidates, as well as further development of our gene therapy platform;
•
our ability to enroll clinical trials in a timely manner and to quickly resolve any delays or clinical holds that may be imposed on our development programs, including as a result of the COVID-19 pandemic;
•
whether we elect to invest in and develop technology with the potential for further discovery and innovation, prioritize, delay or modify certain clinical programs, or implement any other strategic, scientific or operational changes;
•
the costs, timing and outcome of our dispute with Brammer, which could have a material adverse effect on our results of operations and financial condition if we are not successful;
•
the costs, timing and outcome of regulatory review of our product candidates; and
•
the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and senior management.

The following table sets forth information regarding our senior management and directors, including their ages as of December 31, 2022. Unless otherwise stated, the business address of our members of senior management and our directors is c/o Freeline Therapeutics Holdings plc, Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2BP, United Kingdom.

Name	Age	Position(s)
Senior Management:
Michael J. Parini	48	Chief Executive Officer and Director
James “Jay” Bircher	54	Chief Technical Operations Officer
Pamela Foulds, M.D.	53	Chief Medical Officer
Nicole Jones	52	Chief People Officer
Paul Schneider	52	Chief Financial Officer and Director
Henning R. Stennicke, Ph.D	55	Chief Scientific Officer
Directors:
Christopher Hollowood, Ph.D.	48	Chairman of the Board of Directors
Martin Andrews	59	Non-Executive Director
Jeffrey Chodakewitz, M.D.	67	Non-Executive Director
Julia P. Gregory	70	Non-Executive Director
Colin A. Love, Ph.D.	64	Non-Executive Director

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

James “Jay” Bircher has served as our Chief Technical Operations Officer since July 2021. Mr. Bircher brings three decades of operational excellence in leadership roles across a wide range of pharmaceutical, biotechnology and medical device manufacturing platforms, including AAV gene therapy. Mr. Bircher has led manufacturing teams that received successful inspections from the U.S. Food and Drug Administration, including the Center for Biologics Evaluation and Research (CBER) and Center for Drug Evaluation and Research (CDER), the European Medicines Agency (EMA) and other regulatory agencies. Mr. Bircher joins Freeline from Abeona Therapeutics, where he served as their Chief Technology Officer leading Process Development, Assay Development, Quality, Validation, Manufacturing, Facilities, CMC Program Management, and Supply Chain. Before Abeona, he was Head of Quality at Becton, Dickinson and Company (BD), where he led the company from the groundbreaking of a 120,000 square foot sterile manufacturing facility to an FDA pre-approval inspection (PAI) and eventual launch of several ready-to-administer, prefilled syringe products. Later in his tenure at BD, Mr. Bircher served as Head of Manufacturing, where he was responsible for all formulation, fill and packaging operations. He also held positions of increasing responsibility related to quality with GlaxoSmithKline, Amgen and Tyco Healthcare. Mr. Bircher has a BS degree from Marshall University and is Six Sigma certified.

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

Nicole Jones, SPHR has served as our Chief People Officer since July 2022, bringing more than 25 years of diverse industry experience in senior global Human Resources and talent management roles. Ms. Jones oversees all of Human Resources including total rewards, people operations and talent acquisition, and inspires and leads efforts to foster an inclusive culture based on Freeline’s values. A high-energy leader passionate about talent development and culture, Ms. Jones has defined and delivered global talent strategies at such companies as Alexion Pharmaceuticals, Fidelity Investments Inc. and Raytheon Technologies Corporation. She joined Freeline from Merck & Co, Inc. where she served as Head of Global Talent Management & Leadership Development. She holds a Master of Business Administration from Meredith College and a Bachelor of Science in Economics from NC State University.

Paul Schneider has served as our Chief Financial Officer since May 2022 and a member of our board of directors since March 30, 2023. Paul has more than 20 years of global financial, commercial and operational experience in the life sciences industry. Prior to joining Freeline, he was Senior Vice President, Finance and Operations at Exo Therapeutics; Senior Vice President, Finance at Casebia Therapeutics, and has also held senior corporate finance positions at Aegerion Pharmaceuticals, Systagenix Wound Management, Shire Human Genetics Therapies and Transkaryotic Therapies. Paul began his professional career at Coopers and Lybrand. He holds a Bachelor of Science in Accounting from Boston College and held a Certified Public Accountant license in Massachusetts.

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

Non-Executive Directors

Christopher Hollowood, Ph.D. has been the Chairman of our board of directors since December 2015 and served as our Executive Chairman from June 2019 to June 2020. He has served as the Chief Executive Officer of Syncona Investment Management Limited, part of Syncona Limited, a leading healthcare investment company focused on founding, building and funding global leaders in life sciences, since January 2023 and prior to that role served as its Chief Investment Officer from December 2016 to January 2023 and as a Partner of Syncona Partners LLP, its predecessor firm, from September 2012 to December 2016. In his role at Syncona, Dr. Hollowood has been instrumental in the foundation and development of Syncona’s gene therapy strategy. In addition to Freeline, Dr. Hollowood is also Chairman at Syncona’s other gene therapy companies, SwanBio Therapeutics and Purespring Therapeutics. Dr. Hollowood was previously Chairman of Nightstar, a retinal gene therapy company founded by Syncona, which was sold to Biogen in 2019 for $877 million and Gyroscope, which was sold to Novartis in February 2022 for up to $1.5 billion. Dr. Hollowood is currently a director of a number of Syncona Limited’s group companies and the following portfolio companies: SwanBio Therapeutics Limited, Purespring Therapeutics Limited, Tier1 Bio, Inc. and Forcefield Therapeutics Limited. Dr. Hollowood has many years’ experience investing in, acquiring and growing businesses in the health and pharma industries. Previously, he was a partner of Apposite Capital LLP, a venture and growth capital company focused on the healthcare and life science sector, from February 2007 to July 2012. Before Apposite, Dr. Hollowood had roles with Bioscience Managers Ltd from January 2004 to January 2007 and Neptune Investment Management Ltd from May 2002 to December 2003. Dr. Hollowood received a M.A. (Cantab) in Natural Sciences and a Ph.D. in Organic Chemistry, both from Cambridge University. We believe Dr. Hollowood is qualified to serve on our board because of his experience as an investor in and service on the boards of other life science companies.

Martin Andrews has been a member of our board of directors since October 2018 and brings over 35 years of broad commercial experience in pharmaceuticals to Freeline. Mr. Andrews has spent many years in senior leadership roles at GlaxoSmithKline and in integrative leadership roles at the interface between R&D and commercial disciplines, has led numerous successful global product launches in pharmaceuticals and vaccines, and has deep medicine development and supply chain experience. Most recently, Mr. Andrews was Senior Vice President of Rare Diseases from November 2013 to July 2018 at GlaxoSmithKline and led the development and launch of the world’s first lifesaving gene therapy for children, Strimvelis, in addition to developing a pipeline of autologous ex-vivo gene therapy medicines which were recently acquired by Orchard Therapeutics. Prior to leaving GSK, Mr. Andrews was a Board Member of Orchard Therapeutics, the Alliance for Regenerative Medicine and until 2022 was a Director of New Context Ltd, a consultancy specializing in rare disease, gene therapy and vaccine commercialization. Mr. Andrews is a non-executive director of Evox Therapeutics Limited and Porton Biopharma Limited. Mr. Andrews received a B.Sc. in Biology from the University of Salford, Manchester. We believe Mr. Andrews is qualified to serve on our board because of his experience in the pharmaceutical industry.

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

Julia P. Gregory has been a member of our board of directors since November 2019. Since April 2016, Ms. Gregory has served as Chair and CEO of Isometry Advisors, Inc., a biotechnology advisory company, Ms. Gregory also serves as a non-executive director of biopharmaceutical companies, including Biohaven Ltd. and Nurix

Therapeutics. In her previous executive roles, Ms. Gregory served as Chief Executive Officer, Chief Financial Officer and Board Director of ContraFect Corporation; President and CEO of Five Prime Therapeutics; and Executive Vice President, Corporate Development and Chief Financial Officer of Lexicon Pharmaceuticals, Inc. Her corporate development experience includes leading transactions for significant strategic partnerships including development and licensing agreements with GlaxoSmithKline, Human Genome Sciences, Genentech, Bristol-Myers Squibb Company and Takeda Pharmaceutical Company Limited. As CFO at Lexicon, Ms. Gregory led the company’s $220 million initial public offering and was involved in the creation of Lexicon’s $500 million private equity plan with Invus, LLP. Prior to her leadership positions in the biopharmaceutical industry, Ms. Gregory was an investment banker at Dillon, Read & Co. and subsequently at Punk, Ziegel & Company, where she served as the head of investment banking and head of its life sciences practice. She received a B.A. in International Affairs from George Washington University’s Elliot School of International Affairs and an M.B.A. from The Wharton School of The University of Pennsylvania. We believe Ms. Gregory’s experience as a senior corporate executive, her expertise in investment banking and business development and service on the boards of other life sciences companies qualifies her to serve on our board of directors.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix (as of April 4, 2023)
Country of Principal Executive Offices	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Additional Information

On March 29, 2023, Amit Nathwani, M.D. resigned as a director from our board of directors, or our Board, effective on March 30, 2023. Dr. Nathwani founded Freeline in May 2015, has been a member of our Board since May 2015 and was a member of the Nominating and Corporate Governance Committee of the Board, or the Nominating Committee. Dr. Nathwani will remain Clinical and Scientific Adviser to the Company. Dr. Nathwani’s resignation is not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Also on March 29, 2023, the Board appointed our Chief Financial Officer Paul M. Schneider to the Board and director Colin Love to the Nominating Committee, effective on March 30, 2023. Mr. Schneider has served as our Chief Financial Officer since May 2022. Mr. Schneider will serve as a director until his term expires at the 2023 Annual General Meeting, at which time it is expected he will stand for election by the Company’s shareholders. Mr. Schneider will not receive additional compensation for his service on the Board.

6.B. Compensation.

The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors for services in all capacities to us and our subsidiaries for the year ended December 31, 2022, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2022 to provide pension, retirement or similar benefits to our directors.

Director Compensation

For the year ended December 31, 2022, the table below sets forth the compensation paid or provided to our directors during the period each individual served as a member of the board of directors of Freeline Therapeutics Holdings plc. In the case of Mr. Michael J. Parini, the table below reflects the compensation paid for his services as a member of our senior management. He did not receive additional compensation for services on the board of directors. We did not set aside or accrue any amounts to provide pension, retirement or similar benefits to members of our board of directors in the year ended December 31, 2022. Payments denominated in pounds sterling have been translated into U.S. dollars at a rate of $1.2371 to £1.00, the average exchange rate during the year ended December 31, 2022 quoted by Xignite, Inc.

Name	Salary/Fees		Annual Bonus	Pension Benefit	All Other Compensation(3)	Total
	$000		$000	$000	$000	$000
Michael J. Parini	591		485	-	1,084	2,160
Executive Director
Christopher Hollowood, Ph.D.	-	(1)	-	-	93	93
Chairman of the Board of Directors
Amit Nathwani, M.D.	180	(2)	-	-	275	455
Clinical and Scientific Adviser and Director					-
Martin Andrews	52		-	-	102	154
Non-Executive Director
Jeffrey Chodakewitz, M.D.	52		-	-	114	166
Non-Executive Director
Julia P. Gregory	58				114	172
Non-Executive Director
Colin A. Love, Ph.D.	47		-	-	46	93
Non-Executive Director

(1)
As the representative of Syncona, Dr. Hollowood does not receive fees from the Company.
(2)
Consists of Dr. Nathwani’s consulting fees as the Company’s Clinical and Scientific Adviser. Dr. Nathwani resigned from our board of directors effective March 30, 2023.
(3)
Except as otherwise indicated, represents the share-based compensation expense recognized during the year ended December 31, 2022 in connection with each director’s vested equity awards. The Company recognizes compensation expense for equity awards based on the grant date fair value of the award. For equity awards that vest based on a service condition, the share-based compensation expense is recognized on a straight-line basis over the requisite service period. For a description of the assumptions used in valuing option awards, see Note 7 to the audited consolidated financial statements included in this Annual Report.

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

Option Grants

The following table summarizes the options that we granted to members of our board of directors and senior management during the year ended December 31, 2022:

Name	Ordinary Shares Underlying Options	Exercise Price	Expiration Date
Senior Management:
Michael J. Parini	900,000	$1.18	1/31/2032
Markus Hörer, Ph.D. (1)	180,000	$1.18	8/8/2024
Mark Baldry (2)	160,000	$1.18	3/30/2023
James Bircher	180,000	$1.18	1/31/2032
Stephen P. Diamond, Jr. (2)	200,000	$1.18	6/30/2023
Pamela Foulds, M.D.	45,000	$1.18	1/31/2032
Nicole Jones	240,000	$0.90	7/29/2032
Paul Schneider	270,000	$0.76	5/31/2032
Henning R. Stennicke, Ph.D	240,000	$1.15	3/31/2032
Benjamin Warriner (2)	36,000	$1.18	10/4/2022

Directors:
Chris Hollowood, Ph.D.	-	$-	-
Amit Nathwani, M.D. (3)	27,000	$0.88	6/30/2032
Martin Andrews	27,000	$0.88	6/30/2032
Jeffrey Chodakewitz, M.D.	27,000	$0.88	6/30/2032
Julia P. Gregory	27,000	$0.88	6/30/2032
Colin A. Love, Ph.D.	27,000	$0.88	6/30/2032

(1) Left our company after December 31, 2022.

(2) Left our company during the year ended December 31, 2022.

(3) Left our board of directors after December 31, 2022.

No options were exercised by any members of our board of directors and senior management during the year ended December 31, 2022.

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

Since the beginning of the last fiscal year ended December 31, 2022, we have not allotted or issued ordinary shares to participants.

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

On the date of the IPO, all of the outstanding B ordinary shares, C ordinary shares, D ordinary shares, E ordinary shares, F ordinary shares and G Ordinary shares were reorganized into a single class of ordinary shares of Freeline Therapeutics Holdings plc. Following the reorganization into a single class of ordinary shares, such ordinary shares of Freeline Therapeutics Holdings plc were consolidated and subdivided to reflect an approximately 1-for-0.159 reverse split of such ordinary shares. The 2016 share incentive program terminated in connection with our IPO; accordingly, as of December 31, 2022, there are no shares available for future grants under the 2016 share incentive program.

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

Shares Available for Awards. Subject to adjustment, the maximum number of equity awards originally authorized under the 2020 Plan was 5,898,625 shares, which consisted of 3,474,469 new ordinary shares, and 2,424,156 ordinary shares that were subject to awards under prior plans that may become available for issuance under the 2020 Plan. Additionally, the number of ordinary shares reserved for issuance under the 2020 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on December 31st of the previous calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable January 1st date. On January 1, 2021, 2022 and 2023, the reserve automatically increased by 1,434,198, 1,434,184 and 2,596,620 shares, which were 4% of the total number of ordinary shares outstanding on December 31, 2020, 2021 and 2022, respectively. No more than 35,655,250 shares may be issued under the 2020 Plan upon the exercise of incentive share options. If an award under the 2020 Plan, or any prior equity incentive plan, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2020 Plan. Shares delivered to the company to satisfy any applicable tax withholding obligation will also become or again be available for award grants under the 2020 Plan. Awards granted under the 2020 Plan in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the shares available for grant under the 2020 Plan, but will count against the maximum number of shares that may be issued upon the exercise of incentive share options.

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

2021 Equity Inducement Plan

On September 27, 2021, we adopted an equity inducement plan, or the Inducement Plan. On May 30, 2022, we amended the Inducement Plan to authorize an additional 2,000,000 shares under the Inducement Plan. The purpose of the Inducement Plan is to enhance the company’s ability to attract employees who are expected to make important contributions to the company by providing these individuals with equity ownership opportunities.

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

Shares Available for Awards. Awards may be made under the Inducement Plan in an aggregate amount of up to 3,400,000 shares. If an award under the Inducement Plan expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the Inducement Plan. Shares delivered to the company to satisfy any applicable tax withholding obligation will also become or again be available for award grants under the Inducement Plan.

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

IPO Grants

In connection with our IPO and in the ordinary course thereafter, our Board granted awards under the 2020 Plan to certain of our employees, representing an aggregate of 1,152,432 ordinary shares. These awards were one-time grants solely related to the IPO and the number of ordinary shares subject to the awards described above was based on the initial public offering price of $18.00 per share. All of the awards described above were granted upon the filing of a registration statement on Form S-8 relating to the 2020 Plan. Each award is subject to the terms and conditions of the 2020 Plan and an option award agreement with the applicable grantee.

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

Shares Available. Subject to adjustment, the maximum number of ordinary shares that may be issued under the ESPP is up to 347,447 ordinary shares. Additionally, the number of ordinary shares reserved for issuance under our ESPP will automatically increase on January 1 of each year, commencing on January 1, 2022 and ending on January 1, 2030, by an amount equal to the lesser of (i) 347,447 ordinary shares, (ii) 1% of the total number of shares outstanding on December 31 of the same calendar year or (iii) such fewer shares as determined by the administrator, in each case up to a maximum of 3,127,023 ordinary shares. On each of January 1, 2022 and 2023, the reserve automatically increased by 347,447 shares.

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

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is composed of Dr. Chodakewitz (chairman), Ms. Gregory and Dr. Love.

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

6.D. Employees

As of December 31, 2022, 2021 and 2020, we had 152, 235 and 235 employees, respectively. During the fourth quarter of the year ended December 31, 2022, we completed a financial and organizational assessment to increase efficiencies and reduce expenses. As a result of this assessment, we reduced our U.S. and U.K. workforce by 26 employees. On February 8, 2023, we closed the sale of our German subsidiary, Freeline Therapeutics GmbH, and no longer have any employees in Germany. In April 2023, we announced that we have proposed to reduce our remaining workforce by nearly 30%, bringing our headcount to approximately 65 employees.

	As of December 31,
	2022	2021	2020
Function:
General and administrative	33	52	40
Research and development	119	183	195
Total	152	235	235
Geography:
United Kingdom	70	130	161
Germany	55	70	55
United States	27	35	19
Total	152	235	235

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 1, 2023, by

•
each executive officer;
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

Applicable percentage ownership is based on 65,162,173 ordinary shares outstanding as of February 1, 2023. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable or exercisable within 60 days of February 1, 2023 or issuable upon the vesting of restricted shares or restricted share units held by the person within 60 days of February 1, 2023.

However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders:
Syncona Portfolio Limited (1)	37,862,147	58.1%
Eventide Asset Management LLC (2)	5,920,765	9.1%
CHI Advisors LLC (3)	4,814,419	7.4%
Tetragon Financial Group Limited (4)	4,000,000	6.1%
Senior Management and Directors:
Michael J. Parini	717,270	1.1%
James “Jay” Bircher	*	*
Pamela Foulds, M.D.	*	*
Nicole Jones	*	*
Paul Schneider	*	*
Henning R. Stennicke, Ph.D	*	*
Chris Hollowood, Ph.D.	*	*
Martin Andrews	*	*
Jeffrey Chodakewitz, M.D.	*	*
Julia P. Gregory	*	*
Colin A. Love, Ph.D.	*	*
All current directors and senior management as a group (11 persons)	1,137,843	1.7%

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
(4)
Tetragon Financial Group Limited is a Guernsey company for which Tetragon Financial Management L.P., a Delaware limited partnership, acts as investment adviser. Each of Tetragon Financial Group Limited and Tetragon Financial Management L.P. may be deemed to have voting and investment power with respect to the shares. The principal business address of Tetragon Financial Group Limited is c/o Polygon Global Partners LLP, 4 Sloane Terrace, London SW1X 9DQ, United Kingdom.

To our knowledge, the only significant changes in the percentage ownership held by our major shareholders during the past three years were (1) as a result of our IPO, (2) a decrease in the percentage ownership of entities affiliated with Wellington Management from 9.8% as of December 31, 2020 to 1.2% as of December 31, 2021, (3) an increase in the percentage ownership of Syncona Portfolio Limited from 51.6% as of February 1, 2022 to 58.1% as of February 1, 2023 and (4) an increase in the percentage ownership of Tetragon Financial Group Limited to 6.1% as of February 1, 2023.

As of February 1, 2023, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States other than ADSs held by the entities set forth in the table above and certain other holders that we know to be non-residents of the United States, we estimate that approximately 29.1% of our outstanding ordinary shares (including ordinary shares underlying ADSs) were held in the United States by 26 holders of record. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

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

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. The audit committee, or such other independent committee, will consider all facts and circumstances and will not approve or ratify the transaction unless it determines that it is in, or not inconsistent with, the company and its shareholders.

Transactions with Our Principal Shareholders, Directors and Members of our Senior Management

The following is a description of related party transactions we have entered into since January 1, 2022 with our directors, members of our senior management and holders of more than 5% of our outstanding voting securities and their affiliates, whom we refer to as our related persons, in which the amount involved exceeds $100,000 and that are material to us, other than the compensation arrangements we describe in Item 6.B. “Directors, Senior Management and Employees—Compensation.”

Syncona

On March 10, 2022, we entered into a purchase agreement with our majority shareholder, Syncona Portfolio Limited, a subsidiary of Syncona Limited, and certain other existing shareholders providing for the issuance and sale by us of $26.1 million of our ADSs at a price of $1.05 per ADS, in a registered direct offering. The offering closed on March 15, 2022. We received net proceeds of approximately $24.2 million from the offering, after deducting offering expenses payable by us.

Syncona IP Holdco (2) Limited

In March 2023, we entered into an exclusive patent and know-how license agreement with Syncona IP Holdco (2) Limited, or Syncona Holdco, a company controlled by Syncona. Under the terms of the agreement, we granted Syncona Holdco an exclusive license under certain patent rights related to an immune-modifying protein to develop and commercialize the technology other than in respect of liver-directed gene therapies and a non-exclusive license to certain know-how. Syncona Holdco was required to make an upfront payment to us of £0.5 million or $0.6 million and may be required to make up to £12.5 million or $15.1 million in development and regulatory milestone payments, and pay us a low-single-digit percentage royalty on net sales of certain licensed products and know-how products on a product-by-product and country-by-country basis, commencing on the date of the first commercial sale of such product in such country until (in respect of licensed products) the expiration of the last valid licensed patent claim covering such product in such country or (in respect of know-how products) 20 years from the date upon which the agreement was signed.

Forcefield Therapeutics Limited

In March 2023, we entered into an exclusive patent and know-how license agreement with Forcefield Therapeutics Limited, or Forcefield, a company controlled by Syncona. Under the terms of the agreement, Forcefield granted us an exclusive license under certain patent rights to develop and commercialize AAV gene therapies for certain cardiac conditions and a non-exclusive license to certain know-how. We were required to make an upfront payment to Forcefield of £0.5 million or $0.6 million and may be required to make up to £18.3 million or $22.0 million in development and regulatory milestone payments, and pay Forcefield a mid-single-digit percentage royalty on net sales of certain royalty products on a product-by-product and country-by-country basis, until the later of (a) the expiration of the last valid licensed patent claim covering such product in such country or (b) ten years from the first commercial sale of such product sold in that country or 20 years from the date upon which the agreement was signed. We also agreed to make payments to Forcefield in accordance with a workplan to be agreed in connection with a sponsored research agreement entered into between Forcefield and a non-profit organization.

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

Legal Proceedings

Except as set forth above under “Item 4 B. Business Overview—Legal Proceedings,” we are not currently a party to any material legal proceedings. From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a significant effect on our financial position or profitability. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

8.B. Significant changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ADSs have been listed on the Nasdaq Capital Market under the symbol “FRLN” since November 30, 2022, and prior to that were listed on the Nasdaq Global Select Market under the symbol “FRLN” from August 11, 2020 to November 29, 2022. Prior to August 11, 2020, there was no public trading market for our ordinary shares. For more see Item 18 “Financial Statements.”

9.B. Plan of Distribution

Not applicable.

9.C. Markets

Our ADSs have been listed on the Nasdaq Capital Market under the symbol “FRLN” since November 30, 2022, and prior to that were listed on the Nasdaq Global Select Market under the symbol “FRLN” from August 11, 2020 to November 29, 2022.

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

The determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear. Whether we were a PFIC in 2022 or will be a PFIC in any taxable year thereafter is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non passive income for PFIC purposes, including our intangible assets, is uncertain and may depend in part on the market price of our ADSs or ordinary shares from time to time, which may fluctuate substantially, (iii) in one or more years, our revenue may consist in whole or substantial part of grants received from governmental entities, the treatment of which as gross income that is not passive income is uncertain, and (iv) the composition of our income may vary substantially over time. We believe that we were a PFIC for our 2022 taxable year and may continue to be a PFIC for taxable years thereafter. However, there can be no assurance that we were a PFIC for our 2022 taxable year or will or will not be a PFIC for any taxable year thereafter, and our U.S. counsel expresses no opinion with respect to our PFIC status for our 2022 taxable year, or with respect to our expectations regarding our PFIC status in any taxable year thereafter.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company, or PFIC, Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Taxation of Distributions

We do not currently expect to make distributions on our ADSs or ordinary shares. As noted above, we believe we were classified as a PFIC for our 2022 taxable year. Accordingly, the most likely treatment of a U.S. Holder is set forth in “—Passive Foreign Investment Company, or PFIC, Rules.” If we are not and have not been a PFIC, in the event that we do make distributions of cash or other property, the following rules would apply. The gross amount of any distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent such amount is treated as a dividend, it will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. If distributions exceed our current and accumulated earnings and profits, such excess distributions will generally constitute a return of capital to the extent of the U.S. Holder’s tax basis in its ADSs or ordinary shares and will result in a reduction thereof. To the extent such excess exceeds a U.S. Holder’s tax basis in the ADSs or ordinary shares, such excess will generally be subject to tax as capital gain. Because we do not intend to determine our earnings and profits in accordance with U.S. federal income tax principles, the full amount of any distribution we pay is generally expected to be treated as a dividend for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or we are eligible for the benefits of the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met.

If we are eligible for benefits under the Treaty, dividends we pay on our ADSs or ordinary shares, regardless of whether such ADSs or shares are considered readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in this paragraph, provided the other conditions described above are satisfied. However, as discussed above under “—Passive Foreign Investment Company Considerations” although there can be no assurance that we will or will not be considered a PFIC for any taxable year, we believe we were a PFIC for our 2022 taxable year and may be a PFIC in the current and future taxable years. Individuals and other non-corporate U.S. Holders should, therefore, assume that dividends will generally not constitute “qualified dividend income” eligible for reduced rates of taxation. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

Passive Foreign Investment Company, or PFIC, Rules

As noted above, we believe that we were a PFIC for our 2022 taxable year and expect that we may be continue to be a PFIC in the current taxable year and in the future, although there can be no assurances in this regard. If we were a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares (assuming such U.S. Holder has not made a timely mark-to-market or QEF election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an additional tax based on the interest charge generally applicable to underpayments of tax would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs or ordinary shares exceeds 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-U.S. affiliated entities are also PFICs, the holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. affiliate classified as a PFIC for purposes of the application of these rules. We do not believe any of our subsidiaries were PFICs for the 2022 taxable year. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

In addition, in order to avoid the application of the foregoing rules, a United States person that owns shares in a PFIC for U.S. federal income tax purposes may make a “qualified electing fund,” or QEF, election with respect to such PFIC, if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We have provided for the 2022 taxable year and we expect to provide in the future information necessary for U.S. Holders to make a QEF election by annually posting a “PFIC Annual Information Statement” on our website.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ADSs or ordinary shares during any year in which we are a PFIC, the U.S. Holder must file annual reports, containing such information as the U.S. Department of the Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

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

All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the individual U.K. Holder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the £2,000 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance is currently (subject to the availability of any income tax personal allowance) taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band.

Corporation Tax

A corporate which is not a U.K. Holder should not be chargeable to U.K. corporation tax on dividends received from us unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.

Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from us so long as the dividends qualify for the U.K.’s dividend exemption, which is generally the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (currently 19%, although legislation has been enacted which would increase the main rate to 25% from April 2023 for companies with profits in excess of £250,000, and introduce marginal relief from such main rate for companies with profits between £50,000 and £250,000 and a small profits rate of 19% for companies with profits of £50,000 or less).

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

If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of U.K. corporation tax (currently 19%, although legislation has been enacted which would increase the main rate to 25% from April 2023 for companies with profits in excess of £250,000, and introduce marginal relief from such main rate for companies with profits between £50,000 and £250,000 and a small profits rate of 19% for companies with profits of £50,000 or less) would apply.

A person who is not a U.K. Holder should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate through a permanent establishment) to which the ADSs are attributable. However, an individual who is not a U.K. Holder, who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ADSs during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).

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

Clearance Services and Depositary Receipts

U.K. legislation provides that an issue or a transfer of Ordinary Shares to a clearance service or a depositary receipt system will generally be subject to SDRT (and, in case of transfers, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer or, in certain circumstances, the market value of the shares.

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

10.I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business, which are principally limited to fluctuations in interest rates and foreign currency exchange rates and liquidity risks.

Interest Rate Risk

As of December 31, 2022 and 2021, we held unrestricted cash and cash equivalents of $47.3 million and $117.7 million, respectively. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.K. and U.S. bank interest rates. Our surplus cash has been invested in interest-bearing savings. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates. As of December 31, 2022 and 2021, we had no debt outstanding and are therefore not subject to interest rate risk related to debt.

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

Liquidity Risk

We maintain significant amounts of cash and cash equivalents that are in excess of insured limits in various currencies, placed with one or more financial institutions for varying periods according to expected liquidity requirements. We are managing our liquidity risk by continuously evaluating the financial institutions at which we place our cash and cash equivalents, monitoring our cash forecasts and our actual cash flows and matching the maturity profiles of financial assets and liabilities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

15.A. Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022. The Company’s disclosure controls and procedures are designed to ensure that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

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

Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

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

16.C. Principal Accountant Fees and Services

Deloitte LLP has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2022 and 2021.

The following table shows the aggregate fees for services rendered by Deloitte LLP to us and our subsidiaries, in the fiscal year ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,
	2022	2021
Audit fees	$662	$702
Audit-related fees	43	83
Total	$705	$785

Audit fees. Audit fees consisted of fees for the audit of our annual financial statements and other professional services provided in connection with the statutory and regulatory filings or engagements.

Audit-related fees. Audit-related fees include fees for assurance reporting on our current and historical financial information included in our SEC registration statements in connection with our securities offerings.

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

Item 19. EXHIBITS.

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Association of Freeline Therapeutics Holdings plc	Form 20-F	001-39431	1.1	March 31, 2021

2.1	Deposit Agreement, dated as of August 11, 2020, by and among the registrant, Citibank N.A. as the depositary bank and the holders and beneficial holders of American Depositary Shares issued thereunder	Form 20-F	001-39431	2.1	March 31, 2021

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	Form 20-F	001-39431	2.2	March 31, 2021

2.3	Description of Ordinary Shares	Form 20-F	001-39431	2.3	March 31, 2021

2.4	Description of the American Depositary Shares	Form 20-F	001-39431	2.4	March 31, 2021

4.1#	License Agreement, dated as of May 22, 2015, by and between Freeline Therapeutics Limited and UCL Business plc	Form F-1	333-239938	10.1	July 17, 2020

4.2#	Deed of Variation, dated as of January 24, 2017, to License Agreement, dated as of May 22, 2015, by and between Freeline Therapeutics Limited and UCL Business plc	Form F-1	333-239938	10.2	July 17, 2020

4.3#	Second Deed of Amendment, dated as of May 24, 2018, to the License Agreement, dated as of May 22, 2015, by and between Freeline Therapeutics Limited and UCL Business plc	Form F-1	333-239938	10.3	July 17, 2020

4.4#	Collaboration Agreement, dated as of April 10, 2018, by and between Freeline Therapeutics Limited and Cell Therapy Catapult Limited	Form F-1	333-239938	10.4	July 17, 2020

4.5#	Third Deed of Amendment and Termination, dated as of December 18, 2019, by and between Freeline Therapeutics Limited and UCL Business Ltd.	Form F-1	333-239938	10.5	July 17, 2020

4.6#	Service Agreement, dated as of May 14, 2018, by and between Freeline Therapeutics Limited and Aldevron, LLC	Form F-1	333-239938	10.6	July 17, 2020

4.7#	Biopharma Services Agreement, dated as of June 5, 2016, by and between Freeline Therapeutics Limited and Henogen SA (a subsidiary of the NOVASEP Group)	Form F-1	333-239938	10.7	July 17, 2020

4.8#	Services Agreement, dated as of October 11, 2016, by and between Freeline Therapeutics Limited and Henogen SA (a subsidiary of the NOVASEP Group)	Form F-1	333-239938	10.8	July 17, 2020

4.9#	Amendment No. 2, dated as of September 7, 2018, by and between Freeline Therapeutics Limited and Henogen SA (a subsidiary of the NOVASEP Group), to Services Agreement, dated as of October 11, 2016	Form F-1	333-239938	10.9	July 17, 2020

4.10#	Amendment No. 3, dated as of April 9, 2020, by and between Freeline Therapeutics Limited and Henogen SA (a subsidiary of the NOVASEP Group), to Services Agreement, dated as of October 11, 2016	Form F-1	333-239938	10.10	July 17, 2020

4.11#	Development and Manufacturing Services Agreement, dated as of October 6, 2017, by and between Freeline Therapeutics Limited and Brammer Bio MA, LLC	Form F-1	333-239938	10.11	July 17, 2020

4.12#	Dedicated Manufacturing and Commercial Supply Agreement, dated as of June 30, 2020, by and between Freeline Therapeutics Limited and Brammer Bio MA, LLC	Form F-1	333-239938	10.12	July 17, 2020

4.13#	License Agreement, dated as of March 24, 2017, by and between Freeline Therapeutics Limited and St. Jude Children’s Research Hospital	Form F-1	333-239938	10.13	July 17, 2020

4.14#	Amendment, dated as of February 28, 2020, to License Agreement, dated as of March 24, 2017, by and between Freeline Therapeutics Limited and St. Jude Children’s Research Hospital	Form F-1	333-239938	10.14	July 17, 2020

4.15+	Freeline Therapeutics Holdings plc Amended and Restated 2020 Share Option Plan	Form 6-K	001-39431	99.3	January 28, 2022

4.16+	Freeline Therapeutics Holdings plc Amended and Restated 2020 Equity Incentive Plan	Form 6-K	001-39431	99.2	January 28, 2022

4.17	Form of Deed of Indemnity between the registrant and each of its members of senior management and directors	Form F-1/A	333-239938	10.17	August 3, 2020

4.18	Registration Rights Agreement, dated as of August 11, 2020, between the registrant and the shareholders listed therein	Form 20-F	001-39431	4.18	March 31, 2021

4.19+	Freeline Therapeutics Holdings plc Employee Share Purchase Plan	Form S-8	333-242129	99.2	August 7, 2020

4.20#	Collaboration Agreement, dated June 23, 2021, by and between Freeline Therapeutics Limited and Cell Therapy Catapult Limited	Form 20-F	001-39431	4.20	March 31, 2022

4.21+	Freeline Therapeutics Holdings plc Amended and Restated 2021 Equity Inducement Plan	Form S-8	333-265634	99.3	June 15, 2022

4.22	Open Market Sale AgreementSM, dated as of November 17, 2021, by and between the registrant and Jefferies LLC	Form 6-K	001-39431	1.1	November 17, 2021

4.23	Purchase Agreement, dated as of March 10, 2022, by and among the registrant, Syncona Portfolio Limited and certain other existing shareholders	Form 6-K	001-39431	99.1	March 15, 2022

4.24	Purchase Agreement, dated as of March 18, 2022, by and between the registrant and Lincoln Park Capital Fund, LLC	Form 6-K	333-242129	99.1	March 23, 2022

4.25	Registration Rights Agreement, dated as of March 18, 2022, by and between the registrant and Lincoln Park Capital Fund, LLC	Form 6-K	333-242129	99.2	March 23, 2022

4.26*#

Agreement for the Sale and Purchase of the Entire Issued Share Capital of Freeline Therapeutics GmbH, between Freeline Therapeutics Limited, Ascend Gene and Cell Therapies Ltd. and Freeline Therapeutics Holdings plc, dated November 11, 2022

4.27*#	Transition Services Agreement, between Freeline Therapeutics Limited and Ascend Gene and Cell Therapies Ltd., dated February 8, 2023

4.28*#	IP Deed of Assignment and License, between Freeline Therapeutics Limited and Ascend Gene and Cell Therapies Ltd., dated February 8, 2023

8.1*	List of subsidiaries

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2020

13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte LLP

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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

Freeline Therapeutics Holdings plc

By:	/s/ Michael J. Parini
	Name:	Michael J. Parini
	Title:	Chief Executive Officer

By:	/s/ Paul M. Schneider
	Name:	Paul M. Schneider
	Title:	Chief Financial Officer

Date: April 4, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Freeline Therapeutics Holdings plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Freeline Therapeutics Holdings plc and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses since inception and expects to continue to incur significant expenses and generate operating losses for the foreseeable future, and the Company is involved in a dispute with a supplier for which the outcome could have a material adverse effect on the Company’s financial condition that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for leases in fiscal year 2022 due to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842), using the modified retrospective approach.

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

April 4, 2023

We have served as the Company's auditor since 2015.

FREELINE THERAPEUTICS HOLDINGS PLC

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	December 31,	December 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$47,279	$117,662
Prepaid expenses and other current assets	6,235	10,630
Assets held for sale	14,113	—
Total current assets	67,627	128,292
NON-CURRENT ASSETS:
Property and equipment, net	9,007	9,906
Operating lease right of use assets	6,014	—
Other non-current assets	3,993	2,927
Total assets	$86,641	$141,125
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$10,058	$5,187
Accrued expenses and other current liabilities	7,908	15,497
Operating lease liabilities, current	2,663	—
Liabilities related to assets held for sale	10,337	—
Total current liabilities	30,966	20,684
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	3,261	—
Total liabilities	$34,227	$20,684
Commitments and contingencies (Note 12)
SHAREHOLDERS’ EQUITY:
Ordinary shares, £0.00001 par value, 400,000,000 and 160,000,000 shares authorized as of December 31, 2022 and 2021, respectively; 65,113,575 and 35,854,591 issued and outstanding as of December 31, 2022 and 2021, respectively	—	—
Deferred shares, £0.00001 par value; 118,263 and 112,077 shares authorized, issued and outstanding as of December 31, 2022 and 2021, respectively	—	—
Deferred shares, £100,000 par value; 1 authorized, issued and outstanding as of December 31, 2022 and 2021	137	137
Additional paid-in capital	500,781	467,213
Accumulated other comprehensive (loss) gain	(3,151)	9,472
Accumulated deficit	(445,353)	(356,381)
Total shareholders’ equity	52,414	120,441
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$86,641	$141,125

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	For the Year Ended December 31,
	2022	2021	2020
OPERATING EXPENSES:
Research and development	$66,203	$95,431	$76,149
General and administrative	30,656	44,567	26,300
Restructuring expense	1,588	2,381	—
Total operating expenses	98,447	142,379	102,449
LOSS FROM OPERATIONS:	(98,447)	(142,379)	(102,449)
OTHER (EXPENSE) INCOME, NET:
Other (expense) income , net	2,152	(165)	(9,288)
Gain on lease termination	5,216	—	—
Interest income, net	904	404	275
Benefit from R&D tax credit	1,571	2,091	15,269
Total other income, net	9,843	2,330	6,256
Loss before income taxes	(88,604)	(140,049)	(96,193)
Income tax expense	(368)	(342)	(129)
NET LOSS	$(88,972)	$(140,391)	$(96,322)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(1.50)	$(3.93)	$(6.81)
Weighted average ordinary shares outstanding—basic and diluted	59,271,778	35,704,368	14,152,843

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Consolidated Statements of Comprehensive Loss

(in thousands)

(expressed in U.S. Dollars, unless otherwise stated)

	For the Year Ended December 31,
	2022	2021	2020
Net loss	$(88,972)	$(140,391)	$(96,322)
Other comprehensive loss:
Foreign currency translation adjustment	(12,623)	130	12,341
Comprehensive loss	$(101,595)	$(140,261)	$(83,981)

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Consolidated Statements of Shareholders’ Equity

(in thousands, except share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	PREFERRED SHARES $0.00001 PAR VALUE		A-G ORDINARY £0.00001 PAR VALUE		ORDINARY £0.00001 PAR VALUE		DEFERRED SHARES £0.00001 PAR VALUE		DEFERRED B SHARES £0.001 PAR VALUE		DEFERRED SHARES £100,000 PAR VALUE		ADDITIONAL PAID-IN	ACCUMULATED OTHER COMPREHENSIVE	ACCUMULATED	TOTAL SHAREHOLDERS'
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	GAIN (LOSS)	DEFICIT	EQUITY
Balance at December 31, 2019	106,081,025	$1	16,047,440	$—	—	$—	110,370	$—	—	$—	—	$—	$207,622	$(2,999)	$(119,668)	$84,956
Issuance of Series A preferred shares	230,249	—	—	—	—	—	—	—	—	—	—	—	299	—	—	299
Issuance of Series B preferred shares	448,631	—	—	—	—	—	—	—	—	—	—	—	875	—	—	875
Issuance of Series C preferred shares, net of issuance costs of $323	46,515,834	—	—	—	—	—	—	—	—	—	—	—	79,679	—	—	79,679
Issuance of ordinary shares	—	—	987,703	—	—	—	—	—	—	—	—	—	9	—	—	9
Forfeiture of ordinary shares	—	—	(165,414)	—	(17,804)	—	183,218	—	—	—	—	—	—	—	—	—
Employee exchange of ordinary shares for stock options	—	—	(1,780,944)	—	—	—	1,780,944	—	—	—	—	—	—	—	—	—
Subdivision of £1 nominal shares and reduction in deferred share capital, see Note 6	—	—	—	—	—	—	—	—	123,638,835	153	—	—	(153)	—	—	—
Effect of corporate reorganization including conversion of preferred shares and class A - G ordinary shares to ordinary share, see Note 6	(153,275,739)	(1)	(15,088,785)	—	25,921,158	—	142,443,366	2	—	—	—	—	—	—	—	2
Issuance of ADSs in initial public offering, net of issuance costs of $4,832	—	—	—	—	9,951,591	—	—	—	—	—	—	—	161,758	—	—	161,758
Non-cash share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	6,204	—	—	6,204
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	12,341	—	12,341
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(96,322)	(96,322)
Balance at December 31, 2020	—	—	—	—	35,854,945	—	144,517,898	2	123,638,835	153	—	—	456,293	9,342	(215,990)	249,800
Shares issued under employee share purchase plan	—	—	—	—	59,169	—	—	—	—	—	—	—	179	—	—	179
Vesting of restricted share units	—	—	—	—	34,750	—	—	—	—	—	—	—	—	—	—	—
Subdivision of £0.001 nominal shares and reduction in deferred share capital, see Note 6	—	—	—	—	—	—	—	—	(100,000,000)	(137)	1	137	—	—	—	—
Forfeiture of ordinary shares	—	—	—	—	(94,273)	—	94,273	—	—	—	—	—	—	—	—	—
Cancellation of deferred shares	—	—	—	—	—	—	(144,500,094)	(2)	(23,638,835)	(16)	—	—	18			—
Non-cash share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	10,723	—	—	10,723
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	130	—	130
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(140,391)	(140,391)
Balance at December 31, 2021	—	—	—	—	35,854,591	-	112,077	-	-	-	1	137	467,213	9,472	(356,381)	120,441
Shares issued under employee share purchase plan	—	—	—	—	372,139	—	—	—	—	—	—	—	200	—	—	200
Vesting of restricted share units	—	—	—	—	44,063	—	—	—	—	—	—	—	—	—	—	—
Forfeiture of ordinary shares	—	—	—	—	(6,186)	—	6,186	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares, net of issuance cost of $2.6M	—	—	—	—	28,848,968	—	—	—	—	—	—	—	28,291	—	—	28,291
Non-cash share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	5,077	—		5,077
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,623)	—	(12,623)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(88,972)	(88,972)
Balance at December 31, 2022	—	—	—	—	65,113,575	—	118,263	—	—	—	1	137	500,781	(3,151)	(445,353)	52,414

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Consolidated Statements of Cash Flows

(in thousands)

	For the Year Ended December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(88,972)	$(140,391)	$(96,322)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,741	2,390	1,913
Non-cash share-based compensation expense	5,077	10,723	6,204
Deferred income tax	(156)	(171)	(158)
Loss on disposal of property and equipment	235	148	76
Gain on lease termination	(5,216)	—	—
Changes in components of operating assets and liabilities:
Accounts receivable	—	98	(91)
Prepaids and other current assets	808	17,519	(11,885)
Other non-current assets	(384)	9	104
Operating lease right of use assets	7,506	—	—
Accounts payable	5,446	(2,890)	1,540
Accrued expenses and other current liabilities	(5,124)	5,008	3,654
Operating lease liabilities	815	—	—
Net cash used in operating activities	(78,224)	(107,557)	(94,965)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(7,014)	(4,274)	(2,513)
Purchase of intangible assets	—	—	(1)
Proceeds from disposal of property and equipment	—	—	126
Net cash used in investing activities	(7,014)	(4,274)	(2,388)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of preferred shares, net of issuance costs	—	—	80,853
Proceeds from exercise of ESPP	195	179	—
Proceeds from exercise of warrants for ordinary shares	—	—	9
Proceeds from issuance of ADSs, net of issuance costs	27,328	—	161,758
Payments of deferred financing costs	—	(1,163)	—
Net cash (used) in/provided by financing activities	27,523	(984)	242,620
Net increase in cash and cash equivalents classified within current assets for sale	(300)	—	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(12,442)	302	11,738
Net (decrease) increase in cash, cash equivalents and restricted cash	(70,457)	(112,513)	157,005
Cash, cash equivalents and restricted cash
Beginning of period	119,063	231,576	74,571
End of period	$48,606	$119,063	$231,576
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Operating lease liabilities arising from obtaining right-of-use assets	$2,526	$—	$—
Commitment shares issued to Lincoln Park Capital Fund, LLC	$963	$—	$—
Property and equipment purchases included in accounts payable	$261	$21	$379
Cash paid for income taxes	$317	$—	$281

The following table provides a reconciliation of the cash, cash equivalents and restricted cash balances as of each of the periods, shown above:

	For the Year Ended December 31,
	2022	2021	2020
Cash and cash equivalents	$47,279	$117,662	$229,974
Long-term restricted cash	1,327	1,401	1,602
Total cash, cash equivalents and restricted cash	$48,606	$119,063	$231,576

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Notes to Consolidated Financial Statements

1. Nature of the Business

Organization

Freeline Therapeutics Holdings plc (the “Company”) is a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated gene therapies for patients suffering from chronic debilitating diseases. The Company is headquartered in the United Kingdom (“U.K.”) and had operations in Germany and the United States (“U.S.”) as of December 31, 2022.

On November 11, 2022, the Company signed a definitive agreement to sell its German subsidiary, Freeline Therapeutics GmbH, and certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH, to Ascend Gene and Cell Therapies Ltd. (“Ascend”) for $25.0 million, subject to purchase price adjustments. Refer to the discussion in Note 3, Assets Held for Sale, for further information.

Reorganization and Initial Public Offering

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

Freeline Therapeutics Holdings plc is the successor to Freeline Therapeutics Holdings Limited (the “Predecessor”) and the financial information for periods prior to the incorporation of the Company represents that of the Predecessor. In connection with the IPO, the Company completed a corporate reorganization. In connection with the corporate reorganization, the different classes of ordinary shares were converted into a single class of ordinary shares, and such ordinary shares were consolidated and subdivided to reflect an approximately 1-for-0.159 reverse split of such ordinary shares (see Note 8, Shareholders' Equity).

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

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development require significant additional research and development efforts, including clinical testing and regulatory approval, prior to any commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from any product sales.

The Company has funded its operations primarily with proceeds from the sale of its equity securities. As of December 31, 2022, the Company had unrestricted cash and cash equivalents of $47.3 million. On November 11, 2022, the Company signed a definitive agreement to sell its German subsidiary, Freeline Therapeutics GmbH, and certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH, to Ascend Gene and Cell Therapies Ltd. for $25.0 million, subject to purchase price adjustments. Subsequent to the balance sheet date, the Company closed this transaction. See Note 16, Subsequent Events. However, the Company has incurred recurring losses since its inception, including net losses of $89.0 million, $140.4 million, and $96.3 million for the years ended

December 31, 2022, 2021 and 2020, respectively. In addition, the Company had an accumulated deficit of $445.4 million as of December 31, 2022. The net cash used in operating and investing activities was $85.2 million for the year ended December 31, 2022. The Company expects to continue to incur significant expenses and generate operating losses for the foreseeable future. Additionally, the Company is involved in a dispute with Brammer relating to the Manufacturing Agreement as described in Note 12, Commitments and Contingencies. There can be no assurance that the outcome of such dispute will be successful, and an adverse determination could have a material adverse effect on the Company's financial condition. However, the Company is confident in the merits of its claims against Brammer and intends to prosecute this action vigorously. These conditions indicate that there is substantial doubt regarding the Company’s ability to continue as a going concern for at least 12 months from the issuance date of the audited consolidated financial statements.

As a result, the Company will need additional funding to support its continuing operations. There can be no assurances, however, that additional funding will be available on favorable terms, or at all. If adequate funds are not available, the Company will be required to reduce spending and potentially delay, limit, reduce or terminate its product research and development efforts in order to enable it to meet its obligations as they fall due for the foreseeable future.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

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

Restricted Cash

Restricted cash as of December 31, 2022 and 2021 consisted of collateral deposits for the office spaces leased by Freeline Therapeutics GmbH. Restricted cash is included as a component of prepaid expenses and other current assets or other non-current assets on the Company’s consolidated balance sheets, depending on whether it has been classified as short-term or long-term.

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

The hierarchy requires the use of observable market data when available and to minimize the use of unobservable inputs when determining fair value. The Company has classified cash equivalents at December 31, 2022 and 2021 as fair value on a recurring basis, as Level 1.

Management believes that the carrying amounts of the Company’s consolidated financial instruments approximate fair value due to the short-term nature of those instruments.

Concentrations of Credit Risk and Off-Balance Sheet Risk

Financial instruments that subject the Company to credit risk consist solely of cash and cash equivalents. While the Company is evaluating the financial institutions at which it places its cash and cash equivalents, the Company generally places its cash and cash equivalents at banks in amounts that may exceed the insurance coverage offered by the Financial Services Compensation Scheme (“FSCS”) or the Federal Deposit Insurance Corporation (“FDIC”). The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Estimated Useful Life
Office equipment, computers and fixtures and fittings	3 years
Laboratory equipment	5 years
Leasehold improvements	10 years Shorter of useful life or remaining lease term

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statement of operations and other comprehensive loss. Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company did not recognize impairment losses in the year ended December 31, 2022. The Company recognized $0.1 million impairment losses in the year ended December 31, 2021. The Company did not recognize impairment losses in the year ended December 31, 2020.

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

The Company’s long-lived assets by country were as follows:

	December 31,	December 31,
	2022	2021
U.K	$17,894	$6,078
Germany	13,569	6,193
U.S	587	185
	$32,050	$10,233

Long-lived assets include assets classified as held for sale and exclude deferred tax assets.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including employee related salaries, benefits, and non-cash share-based compensation, facilities and related depreciation expenses, travel, third-party license fees, and external costs of outside vendors engaged to conduct clinical trial and development activities and manufacturing costs to develop and produce clinical trial materials.

Research Contract Costs and Accruals

The Company has entered into various research and development-related contracts with research institutions and other companies. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. Accruals for research and development expenses typically include fees paid to vendors in conjunction with preclinical development activities, contract research organization (“CROs”) and investigative sites in connection with preclinical and clinical activities, and contract manufacturing organization (“CMOs”) in connection with the manufacturing of drug formulations for use in preclinical and clinical activities. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted costs. Estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates.

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

The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model. See Note 9, Non-cash Share-Based Compensation, for the Company's assumptions used in connection with option grants made during the periods covered by these financial statements. Assumptions used in the option pricing model include the following:

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

Foreign Currency Translation

The Company maintains its financial statements of each entity within the group in its local currency, which is also the entity’s functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other expense, net in the consolidated statement of comprehensive loss. The Company recorded foreign exchange loss of approximately $12.6 million for the year ended December 31, 2022. The Company recorded foreign exchange gains of approximately $0.1 million and $12.3 million for the years ended December 31, 2021 and 2020 respectively.

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

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. As of December 31, 2022 and 2021, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

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

As a company that carries out extensive research and development activities, the Company benefits from the U.K. R&D tax credit regime. The amount of benefits received depends on whether the Company qualifies for a tax credit either as a Small and Medium Enterprise (“SME”), or under the Research and Development Expenditure Credit (“RDEC”), program. The RDEC program provides a lower tax credit than the SME program. Based on criteria established by HM Revenue & Customs (“HMRC”), the Company expects a portion of expenditures being carried out in relation to its pipeline R&D, clinical trials management and manufacturing development activities to be eligible for the RDEC regime for the years ended December 31, 2022 and 2021. Such expenditures were eligible for the SME regime for the years ended December 31, 2020. Under the RDEC scheme, the Company is able to surrender some of its trading losses that arise from qualifying research and development activities for a cash rebate of up to 10.53% (or, from April 2023, 15%) of such qualifying research and development expenditure. Qualifying expenditures largely comprise employment costs for research staff, consumables, and utilities costs incurred as part of research projects. A portion of costs relating to research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

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

Recently Adopted Accounting Pronouncement

Leases

Effective January 1, 2022, the Company adopted Accounting Standards Codification (“ASC”), Topic 842, Leases (“ASC 842”), using the modified retrospective approach and utilizing the effective date as its date of initial application, for which prior periods are presented in accordance with the previous guidance in ASC 840, Leases. Adoption of this standard resulted in the recording of operating lease right-of-use assets and operating lease liabilities of $61.9 million and $64.7 million, respectively, on the Company’s balance sheets on the effective date. The adoption of the standard did not have a material effect on the Company’s statements of operations and comprehensive loss, shareholders’ equity and cash flows. Refer to Note 12, Commitments and Contingencies, for right-of-use assets and liabilities recorded during the year ended December 31, 2022.

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets, current lease liabilities and, if applicable, long-term lease liabilities. The Company has elected to utilize the practical expedient to not recognize on the balance sheet leases with terms of one year or less. Operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. However, certain adjustments to the right-of-use asset may be required for items such as incentives received, initial direct costs, or prepayments. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rates, which are the rates incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

The Company has elected to apply the package of three expedients to all of its leases requiring (1) no reassessment of whether any expired or existing contracts are or contain leases, (2) the lease classification of any expired or existing leases, or (3) the capitalization of initial direct costs for any existing leases. All the Company’s leases are classified as operating leases.

Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the stand-alone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

Operating lease costs are recognized on a straight-line basis over the lease term, and they are categorized within research and development and general and administrative expenses in the consolidated statements of operations. The operating lease cash flows are categorized under net cash used in operating activities in the consolidated statements of cash flows.

The Company subleased certain leased office spaces to third parties and recognized sublease income on a straight-line basis over the sublease term within research and development.

3. Assets Held for Sale

The Company classifies assets as held for sale when a sale is probable, is expected to be completed within one year, and the asset group meets all of the accounting criteria to be classified as held for sale. As discussed in Note 1, Nature of Business, on November 11, 2022, the Company entered into a definitive agreement to sell its German subsidiary, Freeline Therapeutics GmbH, and certain intellectual property. As a result, the assets related to Freeline Therapeutics GmbH were classified as held for sale as of December 31, 2022, and the Company ceased recording depreciation and amortization of the long-lived assets included in the sale from the date of execution of the definitive agreement.

The carrying amounts of the assets and liabilities held for sale in the consolidated balance sheet consisted of the following (in thousands):

December 31,
2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$300
Prepaid expenses and other current assets	244
Total current assets held for sale	544
NON-CURRENT ASSETS:
Property and equipment, net	5,384
Operating lease right of use assets	8,182
Other non-current assets	3
Total assets held for sale	$14,113
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$193
Accrued expenses and other current liabilities	1,324
Operating lease liabilities, current	914
Total current liabilities related to assets held for sale	2,431
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	$7,906
Total liabilities related to assets held for sale	$10,337

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,	December 31,
	2022	2021
U.K. R&D tax credit	$1,230	$2,211
Prepaid tax	1,373	2,070
Insurance	1,702	2,346
Prepaid manufacturing costs	456	2,002
Other current assets	1,474	2,001
	$6,235	$10,630

5. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,	December 31,
	2022	2021
Office equipment and computers	$751	$1,098
Furniture & Fixtures	2,584	4,602
Laboratory equipment	3,140	10,083
Leasehold improvements	7,549	955
	14,024	16,738
Less: accumulated depreciation	(5,017)	(6,832)
	$9,007	$9,906

Depreciation and amortization expense was $1.8 million, $2.4 million and $1.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

6. Other Non-current Assets

Other non-current assets consisted of the following (in thousands):

	December 31,	December 31,
	2022	2021
Restricted cash	$1,327	$1,400
Deferred financing costs	2,133	1,142
Deferred tax asset	533	377
Intangible assets	—	8
	$3,993	$2,927

Restricted cash consisted of collateral deposits for the office space leased by the Company's wholly owned subsidiary, Freeline Therapeutics GmbH.

7. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31,	December 31,
	2022	2021
Compensation and benefits costs	$4,178	$4,554
Restructuring charges	—	2,362
Research and development expenses	1,923	6,726
Consulting and professional services	1,215	1,083
Other liabilities	592	772
	$7,908	$15,497

8. Shareholders’ Equity

Ordinary Shares

As of December 31, 2022, the Company’s authorized capital consisted of 400,000,000 ordinary shares with a par value of £0.00001 per share.

Each holder of ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the board of directors and approved by the shareholders. As of December 31, 2022, the Company has not declared any dividends.

Registered Direct Offering

On March 10, 2022, the Company entered into a purchase agreement with its majority shareholder, Syncona Portfolio Limited, a subsidiary of Syncona Limited, and certain other existing shareholders providing for the issuance and sale by the Company of 24,857,144 of the Company’s American Depositary Shares (“ADSs”) at a price of $1.05 per ADS for total gross proceeds of $26.1 million, in a registered direct offering. The offering closed on March 15, 2022. The Company received net proceeds of approximately $24.2 million from the offering, after deducting offering expenses payable by the Company.

Lincoln Park Capital

On March 18, 2022, the Company entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”) under which the Company may at its discretion, sell to Lincoln Park up to $35.0 million of its ADSs over a 36-month period, subject to certain daily limits, applicable prices, and conditions. In addition, under the purchase agreement, the Company issued 954,208 ADSs as commitment shares to Lincoln Park as consideration for its commitment to purchase ADSs under the purchase agreement (the “Commitment Shares”). The Commitment Shares were valued using the closing price of the Company’s ADSs on the date of the purchase agreement resulting in a fair market value of $1.0 million. The fair value of the Commitment Shares as well as issuance costs of $0.2 million associated with the purchase agreement are classified as prepaid expenses and other current assets in the accompanying consolidated balance sheet. As the Company’s ADSs are sold in accordance with the purchase agreement, the fair value of the Commitment Shares and issuance costs will be reclassified to additional paid-in capital on the Company’s consolidated balance sheet. During the year ended December 31, 2022, the Company did not issue any additional ADSs pursuant to the purchase agreement.

Open Market Sale AgreementSM

On November 17, 2021, the Company entered into an Open Market Sale AgreementSM (the "Sales Agreement") with Jefferies LLC ("Jefferies") pursuant to which the Company may issue and sell ADSs having aggregate offering sales proceeds of up to $75.0 million, from time to time, in “at-the-market” offerings pursuant to which Jefferies will act as sales agent and/or principal. During the year ended December 31, 2022, the Company issued 3,037,616 ADSs pursuant to the Sales Agreement, raising approximately $3.2 million in net proceeds.

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

In the first quarter of 2021, (i) 100,000,000 deferred shares of £0.001 each were consolidated into a single deferred share of £100,000 nominal value, and (ii) the remaining 23,638,835 deferred shares of £0.001 each and all 144,500,094 deferred shares of £0.00001 each were canceled. In each of the years ended December 31, 2022, 2021 and 2020, unvested Employee Shares were forfeited upon termination of employment, classified as additional deferred shares of £0.00001 each on the balance sheet and were or will be subsequently cancelled (see Note 9). The remaining deferred share of £100,000 nominal value is presented as a separate class of equity on the balance sheet and statement of shareholders’ equity.

Deferred shares are not included in the Company’s potentially dilutive securities as they are not ordinary shares and have no conversion rights.

The table below reflects the number of ordinary shares and deferred shares issued and outstanding at December 31, 2022, 2021 and 2020. The conversion of preferred and ordinary shares on an approximately 1-for-0.159 basis and the creation of deferred shares are reflected in the years ended December 31, 2021 and 2020 only.

	December 31,
	2022		2021		2020
Ordinary shares	65,113,575		35,854,591		35,854,945
Deferred shares of £0.00001	118,263	(1)	112,077	(2)	144,517,898	(3)
Deferred shares of £0.001	—		—		123,638,835
Deferred shares of £100,000	1		1		—
Total ordinary and deferred shares	65,231,839		35,966,669		304,011,678

(1)
118,263 represents forfeiture of unvested ordinary shares of £0.00001 par value upon termination of employment (see Note 9).
(2)
112,077 represents forfeiture of unvested ordinary shares of £0.00001 par value upon termination of employment (see Note 9).
(3)
144,517,898 includes forfeiture of 17,804 unvested ordinary shares of £0.00001 par value upon termination of employment (see Note 9).

9. Non-Cash Share-Based Compensation

2020 Equity Incentive Plan

On July 31, 2020, the Company adopted an equity incentive plan (the “2020 Plan”). The 2020 Plan provides for the grant of options, share appreciation rights ("SARs"), restricted shares, dividend equivalents, restricted share units ("RSUs"), and other share-based awards. The maximum number of equity awards originally authorized under the 2020 Plan was 5,898,625 shares, which consisted of 3,474,469 new ordinary shares and 2,424,156 ordinary shares that were subject to awards under prior equity incentive plans that may become available for issuance under the 2020 Plan. Additionally, the number of ordinary shares reserved for issuance under the 2020 Plan automatically increases on January 1st of each year, for a period of not more than ten years, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on December 31st of the prior calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable January 1st date. On January 1, 2022 and 2021, the number of shares reserved automatically increased by 1,434,184 and 1,434,198 shares, which were 4% of the total number of ordinary shares outstanding on December 31, 2021 and 2020, respectively.

Any equity awards granted under the 2020 Plan or any prior equity incentive plan that expire, lapse, or are terminated, exchanged for cash, surrendered, repurchased, or cancelled, without having been fully exercised, or forfeited, will be added back to shares issuable under the 2020 Plan, subject to certain conditions.

The Company has typically granted equity awards under the 2020 Plan that vest over a four-year service period, with 25% of the award vesting on the first anniversary of the vesting commencement date, with the balance generally vesting periodically over the remaining three years.

2021 Equity Inducement Plan

On September 27, 2021, the Company adopted an equity inducement plan (the “Inducement Plan”). The purpose of the Inducement Plan is to enhance the Company’s ability to attract employees who are expected to make important contributions to the Company by providing these individuals with equity ownership opportunities. Awards under the Inducement Plan are granted as an inducement material to employees entering into employment with the Company. The Inducement Plan provides for the grant of options, SARs, restricted shares, dividend equivalents, RSUs, and other share-based awards. On May 30, 2022, the Board amended the Inducement Plan to authorize an additional 2,000,000 shares under the Inducement Plan. The maximum number of equity awards authorized under the Inducement Plan is 3,400,000 shares. Any equity awards granted under the Inducement Plan that expire, lapse, or are terminated, exchanged for cash, surrendered, repurchased or cancelled, without having been fully exercised, or forfeited, will be added back to shares issuable under the Inducement Plan, subject to certain conditions.

2020 Employee Share Purchase Plan

On July 31, 2020, the Company adopted an employee share purchase plan (the “ESPP”). The purpose of the ESPP is to provide employees the opportunity to purchase ordinary shares or ADSs at 85% of the fair market value of the ADSs on the offering date or the exercise date, whichever is lower, for up to 15% of such employee’s compensation for each pay period. The Company reserved 347,447 ordinary shares for the ESPP. The ESPP provides for an annual increase beginning on January 1, 2022 in an amount equal to the least of (i) 347,447 ordinary shares, (ii) 1% of the total number of ordinary shares outstanding on December 31st of the prior calendar year or (iii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable January 1st date. On January 1, 2022, the reserve automatically increased by 347,447 shares. During the year ended December 31, 2022, 372,139 shares were purchased under the ESPP. As of December 31, 2022, 263,586 shares are available for future issuance.

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

A summary of the changes in the Employee Shares from December 31, 2019 through December 31, 2022 is as follows.

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested balance as of December 31, 2019	492,514	$1.36
Granted	42,412	11.78
Vested	(209,836)	7.10
Forfeited	(117,780)	12.64
Unvested balance as of December 31, 2020	207,310	9.97
Granted	—	0.00
Vested	(65,705)	8.71
Forfeited	(94,273)	10.36
Unvested balance as of December 31, 2021	47,332	10.82
Granted	—	—
Vested	(24,837)	8.71
Forfeited	(6,186)	10.36
Unvested balance as of December 31, 2022	16,309	$11.33

As of December 31, 2022, there was $0.2 million of unrecognized compensation cost related to unvested Employee Shares outstanding, which is expected to be recognized over a weighted average period of 1.5 years. Unvested Employee Shares are forfeited upon termination of employment, classified as deferred shares on the balance sheet and are subsequently cancelled.

Share Options Valuation

The assumptions used in the Black-Scholes option pricing model (see Note 2, Summary of Significant Accounting Policies) to determine the fair value of the share options granted to employees and directors during the years ended December 31, 2022 , 2021 and 2020 were as follows:

	For the Year Ended December 31,
	2022	2021	2020
Expected option life (years)	6.3	6.3	6.1
Expected volatility	74.7%	76.9%	77.4%
Risk-free interest rate	2.2%	1.1%	0.4%
Expected dividend yield	—	—	—

Share Options

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2019	—	$—	—	$—
Granted	3,760,210	14.79		—
Exercised	—	—		—
Canceled or Forfeited	(73,124)	15.32		—
Outstanding as of December 31, 2020	3,687,086	$13.03	9.59	$9,931
Granted	4,352,281	6.87		—
Exercised	—	—		—
Expired	(145,638)	13.02		—
Canceled or Forfeited	(2,472,014)	13.20		—
Outstanding as of December 31, 2021	5,421,715	9.23	8.37	—
Granted	5,284,810	1.05		$570
Exercised	—			—
Expired	(298,143)	13.57		—
Canceled or Forfeited	(2,489,882)	5.74		—
Outstanding as of December 31, 2022	7,918,500	4.76	8.40	—
Exercisable as of December 31, 2022	2,044,228	10.98	6.48	—
Vested and expected to vest as of December 31, 2022	7,918,500	$4.76	8.40	$—

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s ordinary shares for those share options that had exercise prices lower than the fair value of the Company’s ordinary shares.

The weighted average grant-date fair values used for the share options granted during the years ended December 31, 2022, 2021 and 2020 were $0.70 per share, $4.49 per share and $9.87 per share, respectively.

As of December 31, 2022, there was $9.4 million of unrecognized compensation cost related to unvested share options outstanding, which is expected to be recognized over a weighted average period of 2.4 years.

Restricted Share Units

The Company has granted (i) RSUs that generally vest over a period of four years from the date of grant and (ii) RSUs to certain new employees in order to compensate them for equity awards forfeited to their previous employers. The latter RSUs generally vest over a period of under one year from the date of grant. The Company granted share options and RSUs as its annual equity incentive awards to employees during the year ended December 31, 2022. In 2021, the annual equity incentive awards consisted only of share options. The following table summarizes the activity related to RSUs during the years ended December 31, 2022 , 2021 and 2020:

	Number of RSUs	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2019	—	$—
Granted	2,500	17.56
Vested and settled	—	—
Forfeited	—	—
Outstanding as of December 31, 2020	2,500	17.56
Granted	120,375	9.64
Vested and settled	—	—
Forfeited	(34,125)	8.63
Outstanding as of December 31, 2021	88,750	$10.01
Granted	669,270	1.03
Vested and settled	—	—
Exercised	(44,688)	5.63
Forfeited	(267,742)	3.03
Outstanding as of December 31, 2022	445,590	$0.98

Share-based Compensation Expense

Non-cash share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	For the Year Ended December 31,
	2022	2021	2020
Research and development	$2,127	$4,511	$2,510
General and administrative	2,950	6,212	3,694
	$5,077	$10,723	$6,204

10. Income Taxes

The provision for income taxes for the years ended December 31, 2022, 2021 and 2020 was computed at the United Kingdom statutory income tax rate. The net loss (income) realized by the Company’s domestic and foreign entities before the calculation of income tax was $89.7 million and $(1.2) million in 2022, respectively. The net loss realized by the Company’s domestic and foreign entities before the calculation of income tax in 2021 was $141.2 million and $(1.0) million, respectively. The net loss realized by the Company’s domestic and foreign entities before the calculation of income tax in 2020 was $96.9 million and $(0.7) million, respectively. The income tax provision for the years then ended comprised (in thousands):

	For the Year Ended December 31,
	2022	2021	2020
Current expense:
United Kingdom	$—	$—	$—
Foreign	524	513	287
Total current expense:	$524	$513	$287
Deferred benefit
United Kingdom	—	—	—
Foreign	(156)	(171)	(158)
Total deferred benefit:	(156)	(171)	(158)
Total income tax expense:	$368	$342	$129

A reconciliation of income tax expense computed at the statutory U.K. income tax rate to income taxes as reflected in the consolidated financial statements is as follows (in thousands):

	For the Year Ended December 31,
	2022	2021	2020
Income taxes at UK statutory rate of 19%	$(16,806)	$(26,609)	$(18,277)
R&D expenditure	—	—	5,756
Foreign rate differential	62	69	42
Change in valuation allowance	19,280	40,508	15,691
U.S. state income taxes	35	21	(13)
Change in tax rates	(4,627)	(16,777)	—
Other	2,425	3,130	(3,070)
	$368	$342	$129

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2022 and 2021 consist of the following (in thousands):

	For the Year Ended December 31,
	2022	2021
Deferred tax assets
Net operating loss carryforwards	$78,057	$64,527
Depreciation	(538)	(885)
Accrued expenses	531	393
Non-cash share-based compensation	2,686	4,900
Other	168	26
Total deferred tax assets	$80,904	$68,961
Valuation allowance	(80,369)	(68,584)
Net deferred tax assets	$535	$377

As of December 31, 2022 and 2021, the Company had U.K. net operating loss carryforwards of approximately $310.8 million and $258.1 million, respectively.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2022 and 2021 related primarily to the increases in net operating loss carryforwards and were as follows (in thousands):

	For the Year Ended December 31,
	2022	2021
Valuation allowance at beginning of year	$68,584	$24,450
Increases recorded to income tax provision	11,785	44,134
Valuation allowance at end of year	$80,369	$68,584

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2022, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets in the United Kingdom and Ireland will not be realized. Accordingly, the Company maintained a full valuation allowance as of December 31, 2022 and 2021 on the United Kingdom and Ireland net deferred tax assets.

The Company applies the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. There were no material uncertain tax positions as of December 31, 2022 and 2021.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense when in a taxable income position. As of December 31, 2022 and 2021, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statement of operations.

The Company and its subsidiaries file income tax returns in the U.K., the U.S., Germany, and Ireland. Generally, the tax years through 2022 remain open to examination by the major taxing jurisdictions to which the Company is subject. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the federal, state, or foreign tax authorities, if such tax attributes are utilized in a future period.

During the second quarter of 2021, the Finance Act 2021 (the Act) was enacted in the United Kingdom. The Act increases the main corporate income tax rate from 19% to 25% effective April 1, 2023 and enhances the first-year capital allowance on qualifying new plant and machinery assets effective April 1, 2021. The effects on the Company’s existing deferred tax balances have been recorded and is offset by the valuation allowance maintained against the Company’s U.K. net deferred tax assets.

11. Net Loss Per Share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	December 31,
	2022	2021	2020
Numerator
Net loss	$(88,972)	$(140,391)	$(96,322)
Net loss attributable to ordinary shareholders—basic and diluted	$(88,972)	$(140,391)	$(96,322)
Denominator
Weighted-average number of ordinary shares used in net loss
per share—basic and diluted	59,271,778	35,704,368	14,152,843
Net loss per share attributable to ordinary shareholders—basic and diluted	$(1.50)	$(3.93)	$(6.81)

The Company’s potentially dilutive securities, which include unvested Employee Shares, share options and RSUs, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders for the years ended December 31, 2022, 2021 and 2020 because including them would have had an anti-dilutive effect:

	December 31,
	2022	2021	2020
Unvested ordinary shares	16,309	47,332	207,310
Share options	7,918,500	5,421,715	3,687,086
Restricted share units	445,590	88,750	2,500
Total	8,380,399	5,557,797	3,896,896

12. Commitments and Contingencies

Legal Proceedings

From time to time, the Company may be a party to litigation or arbitration or subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation and arbitration are subject to inherent uncertainties and could adversely impact the Company’s reputation, operations, and its operating results or overall financial condition. As of December 31, 2022, except as set forth below, there were no pending material legal proceedings to which the Company was a party or to which any of its property was subject, and the Company did not have contingency reserves established for any liabilities as of December 31, 2022 and December 31, 2021. When appropriate in management’s estimation, the Company will record adequate reserves in its financial statements for pending litigation or arbitration.

In June 2020, the Company entered into a dedicated manufacturing and commercial supply agreement (the “Manufacturing Agreement”) with Brammer Bio MA, LLC (“Brammer”) pursuant to which Brammer was obligated to reserve certain amounts of manufacturing capacity in its manufacturing facility to supply the Company with its product candidate FLT180a for the treatment of hemophilia B. As consideration for the reserved manufacturing capacity, the Company was required to pay Brammer an annual capacity access fee of $10.0 million, subject to inflationary annual increases, excluding any purchase commitment or other fees.

The Company committed to an annual minimum purchase commitment equivalent to $6.0 million throughout the term of the Manufacturing Agreement. The term of the Manufacturing Agreement was effective as of June 30, 2020 and was to continue until December 31, 2027.

On July 15, 2022, the Company sent notice in writing to Brammer that it was terminating, as of July 31, 2022, the Manufacturing Agreement as a result of alleged material breaches by Brammer of the Manufacturing Agreement and related agreements. On August 17, 2022, Brammer responded with a letter to terminate the Manufacturing Agreement effective immediately for the Company's alleged material breach of the Manufacturing Agreement and related agreements.

On October 3, 2022, the Company filed a demand for arbitration before the American Arbitration Association (the “AAA”) in New York against Brammer pursuant to the Manufacturing Agreement. The demand seeks damages for Brammer’s alleged breaches of its obligations to the Company, as communicated in the Company’s July 15, 2022 termination notice to Brammer and also seeks a declaratory judgment that Brammer materially breached the Manufacturing Agreement and related agreements and that, as a result of those material breaches, the Company had the right to terminate the Manufacturing Agreement. On December 5, 2022, Brammer filed an answer to the Company’s demand for arbitration and a counterclaim against the Company. The counterclaim seeks significant damages for the Company’s alleged repudiation and breach of its obligations to Brammer, as communicated in Brammer’s August 17, 2022 letter to the Company. It also seeks a declaratory judgment that the Company’s alleged repudiation and purported termination constituted a material breach of the Manufacturing Agreement and that Brammer is entitled to damages and any other relief set forth in the Manufacturing Agreement or deemed just by the AAA. The final hearing in this matter has been scheduled for November 6 to 9, 2023.

There can be no assurance that the outcome of such dispute will be successful, and an adverse determination could have a material adverse effect on the Company's results of operations and financial condition. However, the Company is confident in the merits of its claims against Brammer and intends to prosecute this action vigorously.

As a result of the mutual termination of the Manufacturing Agreement, the Company has derecognized the associated operating lease assets and liabilities (see "Operating Lease Agreements" below) and no longer recognizes the annual minimum purchase commitment as a contractual obligation. No loss contingencies have been recorded by the Company in relation to the dispute because the Company cannot reasonably estimate the potential outcome or amount of potential loss at this time.

Operating Lease Agreements

In August 2022, in connection with the termination of the Manufacturing Agreement, the Company deemed terminated the operating lease in connection with the dedicated capacity at the Brammer facility. The Company derecognized the related right-of-use asset of approximately $35.6 million and accordingly the operating lease liabilities of $40.3 million, resulting in a gain of $5.3 million, which was included in other income (expense), net on the consolidated statements of operations for the year ended December 31, 2022.

The following table summarizes the Company’s costs included in the statements of operations related to right-of-use lease assets entered into through December 31, 2022 (in thousands):

Lease Cost	For the Year Ended December 31, 2022
Operating lease cost
Research and development	$11,558
General and administrative	608
Short-term lease cost	276
Sublease income	(246)
Total lease cost	$12,196

Other Information	For the Year Ended December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$10,475
Right-of-use assets obtained in exchange for new operating lease liabilities	$2,526
Weighted-average remaining lease term-operating leases	5.80
Weighted-average discount rate-operating leases	9.33%

Contractual Obligations

The following table summarizes the Company’s contractual obligations as of December 31, 2022, and the effects that such obligations are expected to have on its liquidity and cash flows in future periods (in thousands):

Maturity of Contractual Obligations
Years Ended December 31,	Operating Leases
2023	4,564
2024	3,535
2025	2,224
2026	1,992
2027	1,668
Thereafter	6,268
Total payments	20,251
Less: imputed interest	(5,969)
Less: foreign exchange (gain)/loss	463
Total	$14,745

The Company recorded rent expense of $15.4 million and $4.2 million for the years ended December 31, 2021 and 2020, prior to the adoption of ASC 842.

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

In accordance with the Articles of Association in force on December 31, 2022, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to recover a portion of any amounts paid for future potential claims.
13. Related Party Transactions

The Company analyzed its transactions with related parties for the years ended December 31, 2022, 2021 and 2020, and determined it had the following material transactions.

Syncona

On March 10, 2022, the Company entered into a purchase agreement with its majority shareholder, Syncona Portfolio Limited, a subsidiary of Syncona Limited, and certain other existing shareholders providing for the issuance and sale by the Company of $26.1 million of the Company’s ADSs at a price of $1.05 per ADS, in a registered direct offering. The offering closed on March 15, 2022. The Company received net proceeds of approximately $24.2 million from the offering, after deducting offering expenses payable by the Company.

14. Employee Benefit Plans

In the United Kingdom, the Company makes contributions to private defined contribution pension schemes on behalf of its employees. The Company paid $0.6 million, $0.9 million and $0.8 million in contributions for the years ended December 31, 2022, 2021 and 2020, respectively.

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the plan may be made at the discretion of the Company’s board of directors. The Company contributed

$0.5 million, $0.5 million and $0.1 million to the plan for the years ended December 31, 2022, 2021 and 2020, respectively.

In Germany, the Company has made contributions to private defined contribution pension schemes on behalf of its employees. The Company paid $0.3 million, $0.4 million and $0.3 million in contributions for the years ended December 31, 2022, 2021 and 2020, respectively.

15. Restructuring Charges

During the fourth quarter of 2022, the Company completed a financial and organizational assessment to increase efficiencies and reduce expenses. As a result of this assessment, the Company reduced its U.S. and U.K. workforce by 26 employees. The Company incurred total expenses relating to the workforce reduction of approximately $1.5 million, consisting of severance and termination-related costs.

During the fourth quarter of 2021, the Company undertook a previous detailed strategic review of its programs and operations which allowed the Company to reduce expenses and extend its cash runway through a prioritization of its programs and an approximately 25% reduction in workforce. Associated total expenses for the workforce reduction of $2.1 million were accrued as at December 31, 2021 and settled in the year ended December 31, 2022.

16. Subsequent Events

On February 8, 2023, the Company closed the previously announced sale of its German subsidiary, Freeline Therapeutics GmbH, and certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH, to Ascend, for $25 million, subject to purchase price adjustments. At closing the Company and Ascend entered into an intellectual property deed of assignment and license and a transition services agreement (the "Transition Services Agreement"), pursuant to which Ascend will provide certain services in the area of development and manufacturing to the Company. The Company agreed to utilize, and Ascend agreed to make exclusively available to the Company, no fewer than 15 full-time employee equivalents, or FTEs (as defined in the Transition Services Agreement), per annum for a guarantee period of 18 months following the Transition Services Agreement’s effective date. The Company also agreed to pay Ascend a guaranteed minimum of approximately $7.9 million in respect of FTE costs during such period, $2.6 million of which were paid upfront.

The Company completed a financial and organizational assessment to increase efficiencies and reduce operating expenses. As a result of this assessment, the Company is reducing its U.S. and U.K. workforce by nearly 30%. The Company estimates that it will incur total expenses relating to the workforce reduction of approximately $1.0 to $1.5 million, consisting of severance and termination-related costs, and expects to record a significant portion of these charges in the first quarter of 2023.